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REGISTRANT'S NAME Bank Austria Creditanstalt

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Bank Austria
UniCredit Group



082-34765
RECEIVED
2008 APR 28 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE
AR/S
12-31-07

2007 Annual Report

UniCredit Group

SEC
Mail Processing
Section

APR 29 2008

Washington, DC
100



The art experience

2007 was a key year for the bank's international cultural activities. It was a year that saw intense involvement in all the countries in which we operate.

We believe that culture, when viewed as a strategic resource, can bring tremendous value and foster new ideas. These new ideas are fundamental to innovation and sustainable social and economic growth.

In this year's annual report we have decided to focus on images of the international events which comprised our work with important partners in art and culture rather than on individual pieces from our collection. These included events organised together with the Education Department of the Castello di Rivoli Contemporary Art Museum.

These initiatives involving the broader public in art experiences illustrate the importance UniCredit Group attaches to entertaining and promoting an active dialogue with the communities in which our group operates.
The large gatherings pictured in this report were held in city squares and museums and involved thousands of people. What you see is a single, spontaneously generated expression of thousands of hands united together in a joyful and creative concert.

Contact with international artists and leading facilitators of culture, through diverse languages, styles and techniques, shows how art stimulates the development of relational and cognitive skills and the potential of the individual. Art, above all, generates significant positive energy which can connect people, bridge differences and promote dialogue. It offers an extraordinary repertoire for learning, exploring, experimenting and interpreting the present to build the future.

Art brings people together.

Which is why we say: ART TALKS.

2007 Annual Report

Bank Austria at a Glance

Income statement figures			(in € m)
	2007	2006	+/–
Net interest income	3,936	2,681	46.8%
Net fees and commissions	2,124	1,667	27.4%
Net trading, hedging and fair value income	141	348	–59.6%
Operating income	6,414	4,762	34.7%
Operating expenses	–3,346	–2,757	21.4%
Operating profit	3,069	2,005	53.0%
Profit before tax	2,745	3,272 [1]	–16.1%
Consolidated profit	2,258	3,022 [1]	–25.3%

1) The income statement for 2006 includes one-off effects totalling € 1,758 m (capital gains of € 2,267 m; provisioning charge adjustment of € 278 m; integration costs of € 231 m)

Volume figures			(in € m)
	31 DEC. 2007	31 DEC. 2006	+/–
Total assets	209,170	154,255	35.6%
Loans and receivables with customers	115,341	80,104	44.0%
Primary funds	119,699	80,316	49.0%
Shareholders' equity (excluding minority interests)	14,676	9,927	47.8%
Risk-weighted assets (banking book)	110,418	73,136	51.0%

Key performance indicators		
	2007	2006 [2]
Return on equity after tax (ROE)	17.0%	15.8%
Return on assets (ROA)	1.18%	0.70%
CEE contribution to profit before tax	48.9%	44.9%
Cost/income ratio	52.2%	57.9%
Net interest income/avg. risk-weighted assets (banking book)	4.08%	3.50%
Risk/earnings ratio	12.3%	14.9%
Provisioning charge/avg. risk-weighted assets (banking book)	0.50%	0.52%
Total capital ratio	11.4%	14.7%
Tier 1 capital ratio	8.8%	11.6%

2) Adjusted for one-off effects

Staff			
	31 DEC. 2007	31 DEC. 2006	+/–
Bank Austria Creditanstalt (full-time equivalent)	54,387	21,087	157.9%
Central and Eastern Europe	43,648	8,973	386.4%
Austria and other subsidiaries	10,739	12,114	–11.4%

Offices			
	31 DEC. 2007	31 DEC. 2006	+/–
Bank Austria Creditanstalt	2,343	1,070	119.0%
Central and Eastern Europe	1,977	681	190.3%
Austria and other subsidiaries	366	389	–5.9%

Contents

*) Part of the consolidated financial statements in accordance with IFRSs



Introduction

UniCredit Group Profile
At a Glance: our Unique Franchise

Highlights

UniCredit Group is a major international financial institution with strong roots in Europe. It has a strong presence in 23 European countries, as well as representative offices in 27 other international markets, and employs around 170,000 people throughout the Group.

It provides a powerful combination of distribution and production capabilities as well as the full spectrum of financial services, financial products, and investment vehicles.

Over the years it has demonstrated its ability to generate profitable, sustainable growth and create significant value for its stakeholders.

UniCredit Group is well-positioned as one of the top European players in the global banking industry.

Market Capitalisation (€ billion) (as at 31 December)



26.7
60.3
69.2
75.7
2004
2005
2006
2007

Banking Sector Global Market Capitalisation
(€ billion) (as at 31 December 2007)



ICBC 191.0
HSBC 135.6
CCB 130.2
Bank of America 125.2
Bank of China 110.0
Citigroup 100.3
JP Morgan Chase 100.2
SCH 92.5
UniCredit 75.7
Mitsubishi UFJ 69.6
Wells Fargo & Co 69.2



Countries where the UniCredit Group has banking subsidiaries or banks in which it has a significant equity interest.

Countries in which the UniCredit Group operates via its own branches, representative offices, small banking subsidiaries, or investment centres (Pioneer).



Customers: 40 million

Employees[1]: 170,000

Branches[2]: 9,714

1. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leave. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
2. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services Group branches.

Strengthening our Home Markets

A Powerful Network

Focus on Austria, Germany and Italy

UniCredit Group has its roots and a leading position in one of the wealthiest regions of Western Europe: Austria, Germany and Italy.

That position was strengthened in 2007 by its integration in Italy with the Capitalia Group. This move strengthened UniCredit Group's presence in one of its core markets, providing a very attractive outlook for the future.

Total assets (€ billion)

2007	805
2006	594

Branches

2007	6,276
2006	4,153





Focus on Central and Eastern European countries

UniCredit Group is the undisputed leader in Central and Eastern Europe with a market share that is double that of its closest competitors.

In 2007 UniCredit Group extended its operations in this area to 20 countries (including Central Asia).

Through the acquisition of ATF Bank, UniCredit Group has entered three new markets: Kazakhstan, Kyrgyzstan and Tajikistan. UniCredit Group has also moved to strengthen its presence in the Ukraine through the acquisition of Ukrsotsbank.

Total assets (€ billion)

2007	111
2006	95

Branches

2007	3,383
2006	3,157

Business Model

The Pillars

UniCredit Group has adopted a divisional business model.

The goal is to fully leverage its network by generating value in all of the businesses in which UniCredit Group is involved and by capitalising on growth opportunities as they occur.



GLOBAL BUSINESS LINES
MULTI-LOCAL APPROACH


SPECIALISED
PRODUCT
FACTORIES
ON GLOBAL SCALE
CENTRALISATION
OF SUPPORT
SERVICES

This business model is based upon four pillars:

Delineating clear business lines – such as retail, corporate, private banking, investment banking and asset management – which are all common to the markets in which UniCredit Group operates. These are differentiated by client segment to address customer needs and to maximise their satisfaction.

Creating specific global "factories" for the development of products such as credit cards, consumer loans, mortgages and leasing in order to leverage the growing global potential for such businesses.

Centralising support services – such as Information and Communication Technology and back office activities – in support of the daily requests of all UniCredit Group's Divisions.

Adopting a multi-local approach in order to be a true domestic player in each market, empowering UniCredit Group's local banks to oversee distribution networks and customer relationships.

Organisational Model


CEO
MANAGEMENT COMMITTEE
DEPUTY CEO
DEPUTY CEO
Asset Management Division
Poland's Markets Division
Retail Division
CEE Division
Household Financing
Corporate Division
MIB Division
Private Banking Division

The UniCredit Group's business model is enhanced by a consistent organisational approach. Its aim is to fully exploit the dynamic potential of its global network to provide organic growth through deep and historical local roots of its subsidiaries in 23 European countries.

To improve synergies among its Divisions, increase speed of service, and to support continuous innovation, UniCredit Group has adopted an organisational structure with three managerial areas, each headed by a Deputy CEO.


DEPUTY CEO
Group ICT
Group Organisation & Logistics
Banking Services
GBS CEE
Business Division
Business Department
Global Banking Services Function

Business Mix

UniCredit Group has a portfolio which is diversified across business and geographical lines, with a strong commercial banking footprint. This business mix allows UniCredit Group to better withstand market turmoil.

Retail banking is the most important source of UniCredit Group's revenues, generating roughly 38% of the total. This is followed by Corporate banking, which accounts for roughly 21% of total revenues.

UniCredit Group is focused on international markets and this can be seen in its regional revenue breakdown. Italy is the principal market for UniCredit Group, however substantial revenues are derived from Germany, the CEE countries and Austria.

Revenues by Division (%)


37.7
20.9
11.6
11.2
8.2
5.2
Retail
Corporate
CEE
MIB
Poland's Markets
Private Banking
Asset Management

Revenues by Geographic Area (%)


51
17
12
9
8
3
Italy
Germany
CEE
Austria
Poland
Others

UniCredit Group Profile

People and Values


Trust
Fairness
Freedom to act
Transparency
Reciprocity
Respect

UniCredit Group's people are its greatest asset. It is human capital that powers the profitable, sustainable growth of the UniCredit Group. That is why People Management is one of the mainstays upon which UniCredit Group's "empowering sustainability" strategy relies. And that is why the goal of Human Resources is to make UniCredit Group the Employer of Choice in all the markets in which it operates. The Group faces many challenges. In a relatively short period of time UniCredit Group has become a network of close to 170,000 employees operating in 50 countries.

To reflect this rapid growth, several organisational changes have been introduced, aimed at managing the business of recruiting, training, supporting and empowering the best people for each job, and at supporting the evolution of UniCredit Group's business model, which hinges on focused global Divisions and Competence Lines, and strong local distribution capabilities.
UniCredit Group has a robust recruiting process in place throughout the organisation. This process is always consistent with our values and our strict competency models.

The Group also has major training programmes in place at all levels of the organisation, and in early 2007 opened UniManagement, a dedicated Learning Centre in Turin.
UniCredit Group strategies and policies consider all stakeholders. Unions are involved. Residents of the communities in which we do business are always considered and their needs addressed. When integrating a new organisation, an in-depth assessment of existing technical and managerial resources is carried out. Internal "two-way" communication with managers and employees is an on-going priority.

Diversity is a key asset and strength of UniCredit Group, which works to create a single culture, based on its values. This serves the company well and fosters the smooth integration into UniCredit Group of staff from merged and acquired companies.

Below are several ways in which UniCredit Group is achieving its goal of becoming the Employer of Choice wherever it does business.

The Integrity Charter

The Integrity Charter is the foundation of UniCredit Group's identity, and provides guidelines for its employees' behaviour and support in handling "dilemmas" in their everyday professional life. It is based upon a core of shared values: Fairness, Transparency, Respect, Reciprocity, Freedom to act and Trust. The Integrity Charter is both a guide and a means of applying UniCredit Group's values when interacting with colleagues, customers, suppliers, investors and local communities.

Integrity Charter Day is an annual event in all the countries where the UniCredit Group operates. Each event is preceded by the participation of thousands of employees in focus groups and team meetings to explore how to better apply our core values to our daily working lives.

The Restorative Justice System

UniCredit Group designed the Restorative Justice System to resolve internal conflicts and guarantee the application of the Integrity Charter. It promotes individual responsibility and the voluntary resolution of conflict between parties. If relationships within UniCredit Group have been damaged, the Restorative Justice System serves as a forum in which disputes can be mediated. Currently the Restorative Justice System is fully functioning in nine of the countries in which UniCredit Group operates: Austria, Bulgaria, Croatia, Germany, Hungary, Italy, Poland, Slovenia and Slovakia and it will be expanded to the other countries in the future.

The Ombudsmen Network

The Restorative Justice System is supported by a group-wide "Ombudsmen" network that works to resolve conflicts. The Ombudsmen are internal appointees who are independent and report directly to the UniCredit Group's Chairman. They are responsible for assessing the validity of the claims of each case.

UniQuest

UniQuest is an international development programme for young people with high potential who work in the countries where UniCredit Group operates. This course was established to:

- facilitate the integration of UniCredit Group's various entities and foster the development of a European culture that is distinct but based on shared values and principles for sustainable growth;
- invest in internal growth and ensure a constant supply of young and promising talent in the Leadership Pipeline.

UniQuest is aimed at developing a diverse workplace environment where employees confidently deploy cutting-edge technologies and distance-work systems to collaborate with colleagues from different countries.

Executive Development Plan (EDP)

The EDP is the centerpiece of UniCredit Group's plan to develop leadership throughout the organisation. Its central objective is to accelerate the professional growth of Group Leaders and introduce a culture of continuous development in order to build a strong Group Leadership Team.

The EDP is a structured, annual process that focuses on individual and organisational performance and development and is the primary means by which UniCredit Group invests in its top managers.

The EDP process is based on the UniCredit Group Leadership Model, which embraces professional knowledge, a strong sense of integrity and performance-oriented personal traits distinctive to the company and crucial to its long-term sustainable growth.

Master Brand Strategy: in Unity there is Strength

The UniCredit Group will now go forth as one bank under one banner in order to achieve our one goal: to be one of the top banks both in Europe and the world.

We will deliver one brand idea. We will live by one set of values. We will stake out one position. We will have one corporate mission. We will share one vision. We will be one brand – with one spirit, one identity, one personality.

That is the single-minded objective of our master brand strategy, which will unify all of our business Divisions, and all of our communications, in all 23 countries in which we operate. It is being implemented now throughout UniCredit Group.

Our one banner is our new, bold corporate signature with the number one pointing upwards and onwards. The red UniCredit Group logo will be universally applied throughout our organisation. It is a fresh, forward-looking brand symbol that is destined to become a new mark of distinction in global finance.

Our one idea, as a leading European financial institution, is empowering optimism in everything we do. What distinguishes our bank and our people from our competitors is the positive, can-do spirit that we bring to every personal transaction and every business transaction that we undertake. We are known for working in a close, forward-looking partnership with our customers, helping to empower them to make the right choices for their own future.

Our one position is *"Shape your tomorrow, today."* It is a core message that states simply and clearly that we are in the business of empowering optimism. It is an uplifting message that speaks to helping people and businesses shape their own future and achieve their full potential. It will not only be the soul of our advertising, and the emotional connection to our customers, it will be the spirit of our brand. And to give our message a call to action, we will sign off with a compelling brand idea: *"Let's start."*


AUSTRIA
Bank Austria Creditanstalt
Schoellerbank
BANKPRIVAT
UniCredit Markets & Investment Banking
GERMANY
HypoVereinsbank
UniCredit Markets & Investment Banking
ITALY
UniCredit Banca
Banca di Roma
Banco di Sicilia
Bipop Carire
UniCredit Banca d'Impresa
UniCredit Private Banking
UniCredit Markets & Investment Banking
CEE
Živnostenská Banka
HVB Central Profit Banka
International Moscow Bank
Bank PEKAO (Ukraine) Ltd.
HVB Bank
Bank Austria Creditanstalt
UniCredit Zagrebačka banka
UniBanka
Bulbank
HVB Bank Biochim
HEBROS BANK
Zagrebačka banka
UniCredit Romania
HVB Tiriac Bank
BANK PEKAO SA
Bank BPH
ATF Bank
KOÇBANK
YAPI KREDI

UniCredit Group

AUSTRIA
- Bank Austria – UniCredit Group
- Bank Austria – Corporate Banking
- Schoellerbank – Private Banking
- Bank Privat – UniCredit Group
- UniCredit – Markets & Investment Banking

GERMANY
- HypoVereinsbank – UniCredit Group
- HypoVereinsbank – Corporate Banking
- HypoVereinsbank – Wealth Management
- UniCredit – Markets & Investment Banking

ITALY
- UniCredit Banca
- UniCredit Banca di Roma
- Banco di Sicilia – UniCredit Group
- Bipop Carire – UniCredit Group
- UniCredit – Corporate Banking
- UniCredit – Private Banking
- UniCredit – Markets & Investment Banking

CEE
- UniCredit Bank

CEE
- UniCredit Bulbank
- Zagrebačka banka – UniCredit Group
- UniCredit Ţiriac Bank
- Under consideration
- Under consideration
- Under consideration
- Under consideration
- YapıKredi

Our one set of values is embedded in our Integrity Charter, which now forms the strong backbone of everything we do at UniCredit Group. These brand values are:

- Fairness – having one high standard in all we do, applied evenly and without discrimination
- Trust – a mutual code of honour between people that governs everything we do. It is the strong basis of our reputation, and builds the confidence in our company that is so essential to our profitable, sustainable growth
- Respect – we constantly drive to earn it, and willingly give it to those who deserve it
- Transparency – making certain that everything we do is always honest, relevant, and straightforward
- Reciprocity – actively seeking to help those around us, with the unspoken certainty that the way we treat others will have positive returns for us
- Freedom to act – fostering a culture of openness that enables our people to reach their potential and empowers them to achieve more for our customers and more for our stakeholders.

These are the values and beliefs that drive the behaviour of everyone associated with the brand. They are the truths that we all live by.

Our one corporate mission is to apply our financial expertise to create a better future for our customers, to play a leadership role in shaping the future of the financial sector, and to achieve profitable, sustainable growth in a manner that benefits society as well as our stakeholders.

Our one shared vision is the firm belief that everyone has both the right and the responsibility to shape their own future, and that the financial expertise of UniCredit Group can help people – and businesses – shape their future and achieve their potential. We see that by empowering optimism, we empower our customers to achieve more and enable our own people to achieve more.

Our one brand is UniCredit Group.

It is one brand that encompasses many strong financial institutions that have come together in the unshakable conviction that in unity there is strength.

We are one brand united in the spirit of shared values and shared responsibilities, the spirit of openness and accountability, the spirit of total commitment to sustainable growth achieved in a way that benefits not only our stakeholders, but the communities we serve, the economies of the 23 countries in which we operate, and society as a whole.

We are one brand with one clear identity – an identity symbolised by our dynamic red logo with the slanted white number one. A brand known by our customers and by the financial community as a proud and distinguished financial organisation.

We are one brand with one personality. There are clear attributes that distinguish the character of our people, our communications, and the attitude we project. The result is a brand personality that is:

- Warm – honest, engaging and nurturing
- Open – democratic and involving
- Progressive – restless for change, ahead of the pack, innovative
- Quietly confident – understated yet intriguing, with a knowledge and strength that is appealing
- Pragmatic – realistic and grounded, not over-promising but over-delivering on expectations.

That is who we are. That is the UniCredit brand. One bank under one banner. Our master brand strategy is now being implemented throughout our organisation. It proves that in unity there is strength. *Let's start.*



Strategy, Results and Business Model

Preface by Alessandro Profumo

> **"Bank Austria's proven capacity to grow externally and organically is a quality that will continue to contribute to the profitable, sustainable growth of UniCredit Group."**

2007 was another strong year for Bank Austria and for UniCredit Group, and the operating performance of Bank Austria and of our banking subsidiaries in Central and Eastern Europe was excellent.

Although good results were expected, it is particularly gratifying to report our strong performance in light of the significant financial turmoil that has affected a large part of the financial world. The fact that the sub-prime mortgage crisis only had a relatively minor impact on the Group's and on Bank Austria's financial results is, I believe, a tribute to our risk-management capabilities, to the stability of our business model, and to the well-diversified portfolio we maintain across all our territories and business lines.

In the Austrian business, Bank Austria has implemented UniCredit's divisional business model and is starting to benefit from this: the bank is closer to its customers and more focused on meeting their specific needs. This strong focus on customer needs has always been, and will always be the driving force behind our strategy. We are a performance-driven company and we are convinced that our commitment to create value for our company can only be as strong as our commitment to create value for our customers.

An important milestone for Bank Austria was that it assumed at the beginning of 2007 the function of sub-holding company for the Central and Eastern Europe region, and this perimeter of operations was subsequently further enlarged through strategic acquisitions.

Together, Austria and CEE are two UniCredit Group core markets which employ more than one third of its employees and generate more than one quarter of total revenues. In 2007 our presence in these markets expanded substantially, with the number of employees rising by 50 %, the number of branches by roughly 40 % and assets by more than 25 %.

Bank Austria's proven capacity to grow externally and organically is a quality that will continue to contribute to the profitable, sustainable growth of UniCredit Group. We aim to further develop the potential of these markets for the entire UniCredit Group and use all the creativity available within this large network on a cross-regional basis.

I also want to commend Bank Austria and the CEE network for the strong support for the Group's new "master brand" strategy, which was developed in 2007 and is now being launched. This important initiative to create a shared identity will allow us to build a more unified and stronger franchise network. It will also boost the sense of belonging for our employees and make us more recognisable to our customers and other stakeholders, both locally and across borders. We know that in unity there is strength. And through unity we have a greater opportunity to deliver on our promise to customers and make our shared success sustainable.

I want to thank the Management Board, the employees at Bank Austria and in the CEE banks, whose commitment helped the Group achieve these excellent results in 2007. Together, we have what it takes to exploit the opportunities that lie ahead of us, and reach our ambitious targets also in 2008 – even in today's challenging business environment.



Alessandro Profumo

Chief Executive Officer of UniCredit,
Chairman of the Supervisory Board
of Bank Austria Creditanstalt AG



Preface by Erich Hampel

“With our enlarged role in UniCredit Group, we again grew into new dimensions in 2007. The new structure involves both quantity and quality – we aim to use these with the shared UniCredit business model and offer them to our customers: the closer our cooperation across Europe, the stronger our relationships with our local customers.”

Ladies and Gentlemen,

Following the major decisions taken in past years, and after the integration activities of the previous year, 2007 was the first year in which Bank Austria operated in its new structure. It was a very successful year for the bank in both of its core markets, Austria and CEE.

Consolidated profit doubled to € 2.3 billion, return on equity (ROE after tax) reached 17.0%. Even if the figures are adjusted for a number of one-off effects in 2006 and 2007, we raised our profit by over one half. This is a strong performance.

A particularly gratifying feature is the "quality" of results for 2007. The performance was supported by strong revenue growth of 10%, which fully fed through to profits as costs remained more or less unchanged. The universal banking strategy proved to be a major asset. A well-balanced, broadly diversified business portfolio was the key to a good performance also in the Markets & Investment Banking (MIB) Division in 2007. The repercussions of the global sub-prime crisis in credit markets had an impact on results from trading activities in the second half of the year. However, this impact was more than offset by the performance of other trading areas. MIB exceeded the good results generated in the previous year by 15% in 2007.

But our success in 2007 lies primarily in the well-balanced performance in terms of regions and Divisions. Measured by marginal EVA, our key performance measure, our two core markets are not very far apart: value creation by the Austrian business segments (without the Corporate Center) and by the CEE business segment was more or less equal, and they also made roughly equal contributions to the increase in EVA.

In Austria, the implementation of our customer-oriented business model is paying off: after the reorganisation of back-office processes, the focus in 2007 was on customers: through fine segmentation in all customer business segments, we geared our service models, the mix of sales channels and the range of products more closely to the needs of our customers. We operate more efficiently now and are closer to customers. In the Retail Division, these efforts led to a sustained turnaround.

In CEE, we assumed the sub-holding company function for UniCredit (except Poland's Markets), which resulted in an increase of between 90% and 100% in business volume, revenues and profits. On this new basis, the CEE business segment in its new structure achieved revenue growth of one-fifth in 2007 and profits increased by one-third. A remarkable achievement.

On behalf of the Management Board, I would like to thank all employees of our large banking group for their commitment and professionalism in bringing about this performance.

Towards the end of the year we made further acquisitions of strategic importance. With the acquisition of ATF Bank in Kazakhstan, we have entered the Central Asian market – the perimeter of our operations now borders on China. In Ukraine, we strengthened UniCredit's market position by acquiring Ukrsotsbank.

Bank Austria now operates in 21 countries. Our 58,000 employees serve about 21 million customers in 2,800 branches. In CEE, our operations are about double the size of the nearest competitor.

The new structure is characterised by both quantity and quality, which we aim to use with the shared UniCredit business model and offer to our customers: in the form of the most extensive network, through which we serve our customers, wherever they are located, with our cross-border service approach. This is complemented by cross-regional product lines, which are among the Group's special strengths, such as Asset Management, Leasing, Global Transaction Banking. And finally, we want to strengthen our own competitiveness by bundling infrastructure and support functions, including IT, organisation, back-office and administrative functions.

Our new brand architecture gives wide visibility to this key idea: we aim to use the strength of the entire UniCredit Group for the success of our customers. This is what Bank Austria stands for with the common logo of UniCredit Group.

Yours sincerely,

Erich Hampel

Chairman of the Management Board
of Bank Austria Creditanstalt AG



Development and Strategy of Bank Austria

2007 – the first year in the new structure: CEE sub-holding company function assumed, integration programme completed. Strong improvement in efficiency in Austria. Implementation of UniCredit's cross-regional business model continued.

"Following the structural changes, the focus in 2007 was again on operating activities. In Austria, our business model helped us to get closer to customers and enhance service efficiency. On this basis, the earnings position improved significantly. The CEE banking subsidiaries in our substantially enlarged perimeter are driving growth. We have set about unlocking the synergies available in the combination of mature and young markets."

Following restructuring and integration activities in the past two years, 2007 was the first full year in which Bank Austria performed its dual role within UniCredit Group:

- In **Austria**, one of the three West European core markets of UniCredit, we continued to implement the divisional structure, following the adjustments made in the previous year. Within the newly defined Divisions we geared fine segmentation, service models and our products and services more closely to the needs of our customers and local market characteristics. We made further progress on the cost side. 2007 was a successful year for the three Austrian customer business segments, with a sustained turnaround in the results of the Retail Division. The Markets & Investment Banking business segment also performed well in 2007 – despite the turbulence experienced in various market segments during the second half of the year. In this context, integration in a cross-regional network proved to be an advantage.

- At the beginning of the year, we assumed the **CEE sub-holding function** for UniCredit Group's operations in the CEE region with the exception of those managed by Poland's Markets, which is a separate UniCredit Division. This task was transferred to Bank Austria in recognition of its successful efforts in the past decades in building business operations in CEE and the experience gained in the course of these activities. We see ourselves not only as a financial holding company but also as a management holding company.

In countries where we had a multiple presence, local mergers were completed in 2007. In the integration countries – i.e. Russia, Estonia, Latvia, Lithuania, Croatia and Turkey, integration activities focused on integration in Bank Austria as sub-holding company especially with regard to reporting, the management information system, risk management and the establishment of Group standards. In the Baltic states the integration programme also included the transfer of the former HVB branches in Lithuania and Estonia to the banking subsidiary in Latvia.

In 2007 we made further acquisitions of strategic importance: with the acquisition of ATF Bank in Kazakhstan we gained a foothold in a market that is particularly rich in raw materials as well as in the Central Asian region. ATF – the third-largest bank in Kazakhstan – is also active in Kyrgyzstan, Tajikistan and in Russia (Omsk region) through subsidiaries and affiliates.
In Ukraine, we acquired CJSC Ukrsotsbank (the closing took place in January 2008), strengthening the Group's commitment. In the middle of 2007 we acquired the Russian broker ATON and the affiliated investment bank and integrated them in the Markets & Investment Banking Division.

Our extensive network in CEE covers the entire region. 44,000 employees serve about 19 million customers in about 1,900 branches. Measured by total assets we are among the top 5 banks in 10 countries; in three countries – Croatia, Bulgaria, and Bosnia and Herzegovina – we are the number 1 bank. Market share (calculated on a pro-forma basis) is highest in Bosnia and Herzegovina, with about one-quarter, followed by Croatia (23 %) and Bulgaria (20%). In the EU member states, market share ranges between 6 % and 9 %, in Turkey it is over 10 %. In Russia, our operations have a market share of under 2 %, though in a very large market and with a currently still specialised structure of activities. With total assets of about € 130 bn, operating income of € 5.4 bn and profits of € 1.7 bn, the CEE network is double the size of the network of the nearest competitor.

Highlights 2007

1 January: Effective date of transfer of the "CEE Business Unit" from UniCredit to BA-CA AG, consisting of the banking units in Turkey, Croatia, Bulgaria, the Czech Republic, Slovakia and Romania, as a contribution in kind against 55 million new no-par value shares without dividend rights for 2006 (issue price: € 105.33).

9 January: Sale by HVB to UniCredit of the shares held by HVB in BA-CA (77.53%) against payment of € 109.81 per share, giving a total purchase price of about € 12.5 bn in cash. UniCredit now holds 94.98% of BA-CA's share capital.

10 January: BA-CA receives HVB's operations in Estonia, Latvia, Lithuania.

11 January: BA-CA takes over majority interest in Russian International Moscow Bank (IMB) from HVB and increases its shareholding to 100% through several steps in the course of the year. In December 2007, IMB was renamed ZAO UniCredit Bank.

12 January: Rating agency Standard & Poor's raises the long-term rating of BA-CA to "A+", adjusted to the rating of UniCredit.

23 January: UniCredit adopts resolution concerning a squeeze-out at BA-CA and HVB.

17 March: Registration of the capital increase in the Austrian Register of Firms.

First quarter of 2007: First rebranding projects completed in CEE: HVB Bank Hungary, HVB Serbia and HVB Bank Latvia become "UniCredit Bank".

1 April: Integration of UniBanka in Slovakia and HVB Bank Slovakia to form UniCredit Bank.

27 April: In Bulgaria, Bulbank, HVB Bank Biochim and Hebros Bank merge to form UniCredit Bulbank, which thereby becomes the market leader in the country, with total assets of about € 4.2 bn.

3 May: Among other resolutions, the Annual General Meeting of BA-CA AG passes a resolution on the squeeze-out. The adequate cash compensation is fixed at € 129.40 per bearer share. The resolution is not yet implemented by the editorial close of the Annual Report because legal actions were brought contesting the resolution.

1 June: Completion of merger of Romanian banking subsidiaries HVB Tiriac Bank and UniCredit Romania to form UniCredit Tiriac Bank.

5 July: BA-CA decides to acquire a 94.20% shareholding interest in Ukrainian Ukrsotsbank (USB); acquisition finalised on 21 January 2008. The acquisition will further strengthen the presence of UniCredit Group in Ukraine, one of the growth markets in the region.

27 July: BA-CA transfers its 99.98% shareholding interest in BA CA Leasing GmbH to UniCredit Global Leasing S.p.A., Milan. In exchange, BA-CA receives an interest of 32.59% in that company. UniCredit Global Leasing is the number 1 provider of leasing services in Europe, its Vienna Branch is also responsible for leasing operations in CEE.

31 July: Acquisition of the Russian investment bank Aton (100% shareholding interest in Aton International Limited, Nicosia, and in Aton Broker, Moscow).

20 September: UniCredit Group with new brand strategy: "UniCredit Group" master brand.
Switch to the new brand at the end of the first quarter of 2008. Apart from the new visual identity of Austria's largest bank, the name will also change: "Bank Austria Creditanstalt" will become "Bank Austria".

30 October: Further step to bundle all Markets & Investment Banking activities: merger of CA IB Corporate Finance GmbH into CA IB International Markets AG, which was renamed UniCredit CAIB in November. Sale to UniCredit CAIB of CA IB units in London and Poland and of the company holding the ATON broker houses.

5 November: Merger of the banking subsidiaries in the Czech Republic completed. HVB Bank and Zivnostenská banka become the new UniCredit Bank, the fourth-largest bank in the Czech Republic.

13 November: Acquisition of ATF Bank in Kazakhstan completed. ATF is the third-largest bank in Kazakhstan, the world's ninth-largest country. ATF also has subsidiaries in Kyrgyzstan, Tajikistan and the Omsk region in southern Siberia.

Results for 2007



“In both these core markets, we seek to generate a sustained increase in the contribution to the Group's value creation: in Austria through rising profitability, in the CEE countries through profitable growth.”

Carlo Vivaldi
Member of the Management Board,
Chief Financial Officer

Bank Austria generated an excellent performance in 2007. Consolidated profit was € 2,258 m, return on equity (ROE) after tax reached 17%. These results were due to the significant expansion of the consolidation perimeter in CEE and to the improvement in operating performance in 2007, in both CEE and Austria.

Size effect and enhanced performance

In its consolidated financial statements for 2006, Bank Austria – in the old structure – reported a consolidated profit of € 3,022 m and profit before tax of € 3,272 m. The 2006 figures included one-off CEE capital gains of € 2,229 bn on the sale of HVB Splitska banka and Bank BPH.

A meaningful comparison of performance with the previous year should be based on the pro-forma figures for the 2006 income statement reflecting the structure in which the bank generated the results for 2007.

With the inclusion of the new CEE banking subsidiaries (and despite the sale of two banks), the bank's size expanded substantially when pro-forma figures for 2006 are compared with the published figures: operating income was up by 22 %, operating expenses increased by 23 %, operating profit rose by 21 % – over one-fifth – and profit before tax increased by one-third (+34 %).

→ On this basis, the comparison with pro-forma figures shows that profit before tax rose by € 1,348 m to € 2,745 m, an increase of 96 %. In this comparison, consolidated profit more than doubled, from € 1,053 m to € 2,258 m.

Revenue growth feeds through to profits

The contribution from operating income to this growth of € 1,348 m in profit before tax amounted to € 590 m (+10 % over previous year), a strong improvement which fully fed through to profits as operating expenses declined by 2 %.

Significant improvement in operating performance in new perimeter



+96 %
+38 %
800
655
504
648
859
1,301
1,251
1,398
1,869
2
2,745
2,584
3
1
2000pf
2001
2002
2003
2004
2005
2006pf
2007
new perimeter

⬚ Profit before tax as reported / not adjusted
■ Profit before tax adjusted for one-off effects

1 The new perimeter lifted (net of disposals and additions) profit before tax by € 355 m (+34 %) in 2006 (capital gains on the disposal of companies have been eliminated in the pro-forma calculation).

2 In 2006, substantial one-off expenses were incurred for the methodological adjustment of credit risk standards, and restructuring provisions were made: together, these totalled € 471 m, which was included as part of operating performance after adjustments for one-off effects.

3 One-off effect in 2007 relating to the release of pension provisions in connection with adjustments to the ASVG equivalent (+ € 164 m), which is not included in the adjusted figure.

One-off effects were significant factors in 2007, and even more so in 2006: in 2007, the internal service agreement on the BA-CA pension equivalent (ASVG equivalent) was adjusted to changes in the legal framework, resulting in a partial release of pension provisions amounting to € 164 m. One-off expenses in 2006 included € 231 m for the integration programme and one-off restructuring provisions as well as an additional provisioning charge of € 278 m resulting from higher risk standards applied to low-volume loans in connection with methodological changes; on the other hand, there were capital gains of € 38 m on the sale of CEE subsidiaries of the former Capital Invest (now Pioneer Investments Austria, PIA) in Hungary and Croatia. (Capital gains of € 2,229 m in CEE are not included in the pro-forma calculation because they relate to the old perimeter.)

→ On the basis of these adjustments and in the new perimeter, profit before tax increased by **38% to € 2,582 m**, reflecting the improvement in performance. The chart shows that results have increased almost exponentially over the past years. Consolidated profit, the bottom line, rose by 55%.

Improved "quality" of results

Results in the Austrian customer business segments were mainly driven by the cost side, given that Austria is a mature market with intense competition and credit demand was weak. We improved the efficiency and performance capabilities of our operations in Austria. The new service models, a product policy geared to customer needs, and the reorganisation of production and settlement processes in the past few years are now paying off: profit before tax for 2007 in the three Austrian customer business segments exceeded the previous year's figure by € 356 m (almost 80%), with the turnaround in the Retail Division contributing € 254 m to the increase.

Bank Austria – key figures for 2007 compared with the previous year (€ m and %)

	2007	2006 PRO FORMA	CHANGE IN € M	CHANGE IN %	2006	CHANGE IN € M	CHANGE IN %
Operating income	6,414	5,825	590	10%	4,762	1,652	34%
Operating expenses	−3,346	−3,397	51	−2%	−2,757	−589	21%
Operating profit	3,069	2,428	641	26%	2,005	1,063	53%
Profit before tax	**2,745**	**1,398**	**1,348**	**96%**	**3,272**	**−527**	**−16%**
… adjusted for one-off effects[1]	2,582	1,869	713	38%	1,514	1,068	71%
Consolidated profit	**2,258**	**1,053**	**1,205**	**>100%**	**3,022**	**−764**	**−25%**
… adjusted for one-off effects[1]	2,135	1,388	747	54%	1,119	1,016	91%
Total assets (€ bn)	**209.2**	2)			**154.3**	**54.9**	**36%**
Average risk-weighted assets (RWA)	104.5	2)			79.8	24.7	31%
Performance indicators							
Cost/income ratio	52.2%	58.3%	−6.1%		57.9%	−5.7%	
… adjusted for one-off effects	54.7%	58.3%	−3.6%		57.9%	−3.2%	
Risk/earnings ratio	12.3%	21.0%	−8.7%		25.3%	−13.0%	
… adjusted for one-off effects	12.3%	12.8%	−0.5%		14.9%	−2.6%	
Return on equity (ROE) before tax	19.7%	2)			39.6%	−19.9%	
… adjusted for one-off effects	20.6%	2)			19.7%	0.9%	
Return on equity (ROE) after tax	17.0%	2)			39.5%	−22.5%	
… adjusted for one-off effects	16.1%	2)			15.8%	0.3%	
Value creation[3]	**1,262**	**446**	**816**	**x 2.8**	**247**	**905**	**x 5.1**

1) One-off effects in 2007: release of pension provisions (ASVG adjustment): € 164 m.
One-off effects in 2006: one-off adjustment to reflect methodological change in credit risk standards (– € 278 m); integration costs and restructuring provisions (– € 231 m); capital gains of € 2,267 m, of which € 2,229 m relating to CEE already eliminated in the pro-forma calculation.
2) Comparative pro-forma figures for 2006 are not available.
3) Marginal Economic Value Added (NOPAT without goodwill impairment minus cost of capital). Pro-forma figure for 2006 based on UniCredit Group consolidation.

Development and Strategy of Bank Austria

Thanks to the diversified business portfolio of a universal bank, and by giving priority to customer business, Bank Austria has coped well with the difficult market conditions experienced by financial markets and the banking industry worldwide in the second half of 2007. Our MIB business segment, operating as part of the UniCredit Markets & Investment Banking network, achieved a significant increase of 17 % in operating income in 2007, although net trading, hedging and fair value income – which reflects the results from marking to market of and trading in credit market instruments – was considerably lower, at € 141 m, than in the previous year (pro-forma figure for 2006: € 480 m).

In the CEE business segment, our banking subsidiaries in Central and Eastern Europe improved their operating profit and profit before tax by one-third. Operations in all countries recorded a significant improvement in results; the strongest profit growth was seen in Russia, Turkey (pro quota) and in Croatia and Bosnia and Herzegovina, reflecting the size of operations and the strong market position of our local banks. The CEE business segment accounted for close to one half (49 %) of overall profit before tax.

Costs remained under control. In Austria, costs declined in absolute terms in all three customer business segments. In CEE the numerous integration projects (including mergers of operations in five countries) were successfully completed, unlocking synergies in the very first year of the new structure. The increase in current costs was much lower than revenue growth. The cost/income ratio declined by 6 percentage points to 52.2 % in 2007 (on an adjusted basis, by 3.6 percentage points to 54.7 %). In CEE, the cost/income ratio also decreased (by 4.5 percentage points) to 51.4 %, a level that is slightly below the average for the bank as a whole.

Net writedowns of loans and provisions for guarantees and commitments in Austria – after the large one-off charge made in 2006 in connection with methodological changes to raise credit risk standards – returned to the trend seen in the past five years. This development was supported by still favourable economic trends. In CEE, the provisioning charge increased as a result of volume expansion. The risk/earnings ratio (adjusted for the one-off effect in 2006) declined from 12.8 % to 12.3 %. In this respect, too, the CEE business segment is below the average for the bank as a whole.

Equal contributions to Economic Value Added[1] (€ m)


Austria
(Retail, PB&AM, Corporates and MIB)
Central and Eastern Europe
+291
518
of which: turnaround of the Retail Division
+182
227
Operating performance[2]
+334
581
+194
Due to consolidation
+140
247
2006
2007
2006
2007

1) Marginal EVA: NOPAT without goodwill impairment less cost of capital
2) EVA divided into operating performance/due to consolidation on the basis of UniCredit data for 2006

Growth and capital efficiency

2007 was a special year as both core markets made roughly equal contributions to marginal Economic Value Added (EVA). Overall, the bank's EVA rose by € 905 m to € 1,262 m; of the absolute increase (Delta EVA), € 291 m came from the Austrian business segments (including MIB, without the Corporate Center) and € 334 m from the CEE business segment.

This good performance also resulted from the fact that, in line with the bank's strategy, risk-weighted assets in Austria were reduced through the promotion of capital market-related financing opportunities in new business and through successful credit portfolio management via the secondary market (placement and hedging); another factor in this context was that BA-CA Leasing, a large-volume company specialising in leasing business, was no longer included in the group of consolidated companies in the second half of 2007 (instead, a shareholding interest in UniCredit Global Leasing is accounted for under the equity method).

In CEE, revenues and profits in 2007 grew at considerably higher rates than risk-weighted assets and allocated equity; as a result, RWA productivity and return on equity improved.

With € 15.3 bn in equity and a Tier 1 capital ratio of 8.4 %, Bank Austria is very well placed, also after the most recent acquisitions, to further actively exploit the business potential available in its markets.

Future Development and Strategy of Bank Austria

Bank Austria's objective is to take advantage of the leading position in both core markets – with a market share of about 20% in Austria and as market leader in CEE by a wide margin – in pursuing further growth and generating a **sustained increase in value creation**. Our efforts in achieving this objective are supported by the following strategic factors:

The value-based management system which we have used for several years focuses on growth and profitability as well as on optimal capital allocation in promising regions and business areas with a view to generating a sustained increase in value creation (exceeding the cost of capital). In this connection we see the transparency of results, the avoidance of cross-subsidisation and clear accountability as important control mechanisms.

In operational terms, our guideline is the UniCredit **business model** based on the following four pillars:

- A cross-regional **divisional organisational structure**, with business segments defined by a fundamental needs profile of customer segments applicable across all countries without any major differences: Retail, Corporates, Markets & Investment Banking. Within this structure we adjust our products and services and our service intensity to the specific customer clusters defined in a fine segmentation based on **common needs profiles**.
- **Global product lines** concentrating specific product competencies on a cross-regional basis which are among the Group's special strengths, such as Asset Management, Leasing, Global Transaction Banking.
- Bundling of **infrastructure and support functions** (such as IT, Organisation, back-office and administrative functions) in order to support day-to-day business activities in the Divisions and their local units in an efficient and cost-effective manner ...
- and, equally important, **local roots** of our banks in their markets with regard to sales and customer relationships – in line with the motto "all business is local".

Our **employees** are the essential factor for success. We attach importance to our international management team, to the sharing of expertise, openness and transfer of ideas, and to our local talent pools. We are committed to a performance culture.

To ensure sustained success and avoid reputational risk, and as a general principle, we are guided by our shared values as set out in the **Integrity Charter**, and we are active in our local communities.

We will use our UniCredit master brand in combination with established local brands to support and give wide visibility to the emergence of a supra-regional **Group identity** preserving cultural diversity and delivering on the promise we make to our customers in serving them.

We can manage the larger size and complexity by implementing the strategy and business model of UniCredit Group (see box) in our two markets, thereby also enhancing our competitiveness. In Austria we made good progress in 2007 (after introducing the new divisional structure in 2006). Following successful completion of the integration programme in CEE, we now set about implementing this strategy in the region step by step. We are market leader in four countries in our region and among the top five banks in 11 of the 20 countries in which we are active; we serve 21 million customers in Bank Austria – we have thus gained a unique market position with our **sales activities**. We now want to use our status as a large bank also in **production** to improve our competitiveness in customer business, and we will use **economies of scale** and locational advantages wherever they are available in our network.

As a bank based in a comparatively small but open country, the **network strategy** is part of our fundamental approach: our objective is to bring our local customers together, making it easier for companies and large corporates operating across the region to access the entire network by providing simple interfaces and homogeneous products which can be used on a multi-local basis. Within the Group, we aim to network production – from product development to settlement – using best practice.

In the past two years we created the foundations for this approach with our clear **governance** structure, the new divisional structure introduced in 2006, and the assumption of the sub-holding company function for CEE operations at the beginning of 2007; with clear reporting lines and responsibilities as well as accountability, with our management information system (monitoring and controlling), common risk management standards, etc. All these elements are required for managing **complexity** in such a large group within an even larger bank.

In **Austrian customer business** we further refined customer segmentation below the divisional level: with the Mass Market, Affluent Customers and Small Businesses sub-segments within the Retail Division, while the top segment of private customers, i.e. high net worth individuals, was combined within the PB&AM Division. Geared to the specific needs of customer clusters, the sales models differ in the optimum level of service intensity and in the standardisation level of products offered to customers – from mass market business to customised services in Private Banking. Routine transactions in day-to-day business are automated as far as possible in the mix of sales channels. In 2007, we also formed homogeneous customer clusters in Austrian corporate banking, where we use needs-focused service models characterised by High Tech and High Touch, with the customer segmentation, and in Real Estate customer business.

In the course of 2007, the sharing of expertise within the UniCredit Divisions intensified significantly, the search for best practice and innovations is seen as a way to question the beaten track of market practice and start new initiatives. Details are given in the following sections presenting the business segments.

In the Corporates Division we have been using the **cross-border approach** for a long time, with regard to services and product lines. We are now raising this approach to a higher level and have contributed valuable expertise to the creation of the related UniCredit lines. Conversely, we have access to the wider geographic horizon and the larger customer base of the entire UniCredit Group.

Global Account Management (GAM) and Cross-Border Business Management (CBBM) form a "single point of entry" for large and medium-sized companies using our entire network. A number of network products has been largely standardised for use in all countries, facilitating settlement of transactions between parent companies and their CEE subsidiaries.

Global Transaction Banking comprises Financial Institutions, Cash Management and Structured Trade and Export Finance. The competence centre of the entire Group for the Structured Trade and Export Finance product line is located in Vienna.

The integration of 16 leasing companies of the Group to form **UniCredit Global Leasing**, a legal entity based in Milan, is a global product line. We transferred our subsidiary BA-CA Leasing to this holding company in exchange for a 32.57 % shareholding interest in the holding company. In Austria, we are now operating with the focused strength of the European market leader, and the Vienna Branch also has responsibility for managing the entire CEE business.

Pioneer Investments is UniCredit's asset manager, with assets under management totalling about € 270 bn it is one of the world's leading providers of asset management services. With the integration of our PIA, the former Capital Invest, we benefit from advantages in terms of specialisation and network. In this multi-polar, global network, regional competencies and cross-regional expertise can be used in the best possible way, both in production, where the important factors are economies of scale and innovative capabilities, and in research and sales, which benefit from a global network.

Financial markets – which are global markets without borders – require the bundling of all resources. **UniCredit Markets & Investment Banking** is among the top European players in this sector. Bank Austria's MIB business segment has become established as centre of competence for Austria and EEMEA in the areas of equity trading for customers and investment banking. In 2007, we combined the investment banking activities of Bank Austria under UniCredit CA IB AG, which is now responsible for Institutional Equity Business, Research, M&A Advisory, Equity Capital Markets and Merchant Banking, while also acting as management company for our direct subsidiary units in CEE. In a further step, the other Markets business conducted by Bank Austria will be transferred to UniCredit CA IB AG in 2008, mainly including trading-related activities such as Structured Derivatives, Structured Credit, Distribution and FICC. The market position gained in Europe and the use of global expertise will enable us to strengthen our leading role in the domestic market and position ourselves in CEE as a local partner with an international background, especially in growth markets such as Russia, Turkey, Ukraine, Kazakhstan and Georgia.

In **CEE**, given the significant differences in size, economic structure and level of development of the banking sector, we take a differentiated and evolutionary approach. We will swiftly implement UniCredit Group's divisional business model in CEE, too, and use opportunities resulting from our extensive network. We are thus using the decisive competitive advantage of UniCredit: know-how transfer in product development – an exchange which already takes place in both directions –, economies of scale in production and use of locational advantages in Global Banking Services.

Following completion of the integration programme in 2007, the focus in CEE is on **organic growth**. In large, high-growth countries like Russia, Turkey and Romania, we are developing our business, which is partly still dominated by the corporate customer segment, into universal banking operations. We are planning to open about 950 branches in our key markets by the end of 2009. In other countries we take a more selective approach, focusing on specific segments and products, and bringing UniCredit Group's strengths to bear in our entire network via our cross-regional product lines.

To meet our **value creation targets**, we concentrate on RWA productivity: operating income per RWA in CEE is 7.23% in a growing banking system; this compares with 5.19% for Austria, a mature market with low volume growth. Therefore we make strong efforts to expand our business while keeping allocated equity as low as possible. For this purpose we promote capital market-related products and services with high value added. Credit Treasury contributes to freeing up capital for new uses through active portfolio management.

The ultimate objective of the above-mentioned local and cross-regional initiatives and structural changes is to enhance our **performance capabilities for customers**. In current business, we use a modern system for ascertaining **customer satisfaction**, which provides valuable feedback from the market.

Working for UniCredit offers a wide range of job options. We are developing a pool of international executives with our structured Group-wide Executive Development Process and train future managers in UniCredit Group's Talent Pipeline. In Austria, we established our MbO process in 2007, which – as elsewhere in the Group – includes a modern incentives system in line with the performance principle.

At the end of March 2008 we will also implement the Group's new **brand architecture** in Austria. The combination of the "Bank Austria" brand and the UniCredit master brand and corporate design signals the bank's cross-regional claim and the commitment to the local market.

Awards 2007/08

- **Best Bank in Austria** (Euromoney)
- **Bank of the Year in CEE (UniCredit Group)** (The Banker)
- **Best Bank in Italy (UniCredit)** (The Banker)
- **Best Bank in Western Europe (UniCredit)** (Euromoney)

- **Best Project Finance House (BA-CA)** (Finance New Europe)
- **Best Trade Finance Bank in Austria** (Global Finance)
- **Best Trade Finance Bank in CEE** (Global Finance, Trade & Forfaiting Review)

- **Best Bank for Payments and Collections in the CEE Region (UniCredit Group)** (Global Finance)
- **Best Bank for Risk Management for Western Europe (UniCredit Group)** (Global Finance)

- **Best Bank in Bosnia and Herzegovina** (Finance New Europe)
- **Best Bank in Bulgaria** (The Banker, Euromoney, Finance New Europe)
- **Best Bank in Bulgaria (Bulbank)** (Global Finance)
- **Best Bank in Turkey** (The Banker)
- **Best Bank in Ukraine for Bank Austria/UniCredit Group, Ukraine** (Europaproperty)

- **Best Export Factoring Firm in the World, Turkey** (Factors Chain International)
- **The Best Credit Card in Russia** (Finance Magazine)
- **Excellence in Real Estate/leading bank on RE financing sector in Romania** (Euromoney)

- **Best Investment Bank (CA IB)** (Finance New Europe)
- **Best Investment Bank in CEE – UniCredit (CA IB)** (Global Finance)
- **Best Privatisation – Budapest Airport (CA IB)** (Finance New Europe)
- **Best M&A Bank UniCredit (CA IB)** (Global Finance)
- **Best Equity Bank UniCredit (CA IB)** (Global Finance)
- **Best Investors' Service in CEE** (Global Finance)
- **Best Investment Bank in Bulgaria** (Euromoney)

- **Deal of the Year 2007 (Bank Austria Creditanstalt)** (Trade Finance Magazine)
- **Deal of the Year – joint venture Generali & PPF Holding (CA IB)** (Acquisitions Monthly)

- **Best Brokerage and Custody House (CA IB)** (Finance New Europe)
- **Best Custodian Bank in Bulgaria** (Global Custodian)
- **IMB Custody Top Rated in Russia** (Global Custodian)
- **Best Sub-Custody in Austria, CEE, Czech Republic, Hungary, Russia** (Global Finance)

2007 – a year in which risk management was tried and tested



“The need for comprehensive risk management became apparent. With our integrated approach and wide portfolio diversification, we coped well in 2007.”

Thomas Gross
Member of the Management Board,
Chief Risk Officer

2007 was a year in which risk management was put to the test. The year was characterised by the global repricing of risk in financial markets. The banking sector was faced with new challenges in all risk categories, and this led to strong changes in parameters:

In Austria, Bank Austria consistently geared its activities to customer groups; in CEE, the focus was on assuming the steering function for HVB/UniCredit banking subsidiaries and on acquisitions in Kazakhstan and Ukraine.

Credit risk: Credit risk materialising in the US real estate sector triggered turbulence in the second half of 2007. The repercussions of the sub-prime crisis gradually spread to other asset classes.

It was not least because of these events that we concentrated on further developing our active credit portfolio management – in the area of performing loans and especially through the completed sale of an NPL portfolio. Successful steps towards completing the implementation of Basel II was another focal area of activities in 2007.

Market risk: In this area, credit spreads across all asset classes widened significantly in the wake of the sub-prime crisis. The BA-CA Group was affected by these developments in trading operations, primarily in the ABS/MBS portfolio, although the portfolio is characterised by a good rating structure and there are hardly any direct investments in the US sub-prime sector. The good diversification in the entire business entailing market risk enabled the bank to come close to meeting revenue budgets despite the impact from credit spreads.

Counterparty risk: In its early stages, the sub-prime crisis affected hedge funds that had invested in such instruments; subsequently, special purpose vehicles used for securitisation issues were caught up in the crisis. Ultimately, there were also changes in credit risk and counterparty risk of banks themselves, reflected in reduced limits in interbank trading and a significant increase in funding costs.

Liquidity risk: The resulting strain in money markets caused a liquidity squeeze, with the cost of funding for banks' lending business rising significantly.

Operational risk: Activities relating to operational risk also focused on Basel II preparations, with intensive efforts being made in the approval process for the advanced measurement approach (AMA). The establishment of and improvements in risk management in the new CEE banking subsidiaries made swift progress.

Basis for meeting future challenges

As explained in detail in the risk report in note 58 to the consolidated financial statements, Bank Austria's risk management is well prepared to meet these challenges.

Impetus provided by "Basel II"

In 2003, Bank Austria started with preparations for meeting the requirements of the advanced internal ratings-based approach (A-IRB) in credit risk management. Following the review carried out in 2007, BA-CA AG received positive opinions from the supervisory authorities; subject to the positive official notice, the bank will transfer the major part of its portfolio to the A-IRB in the second quarter of 2008. The CEE subsidiaries will start with the Basel II standardised approach in 2008.

For internal management and control of the credit portfolio in Austria and at the CEE banking subsidiaries of Bank Austria (lending decision process, costing, pricing, ...), the bank applies various country-specific models (Corporates and Retail segments) and global models (banks, sovereigns) which take into account the different asset classes pursuant to Section 22b of the Austrian Banking Act, the Solvency Regulation and Directive 2006/48/EC of the European Parliament and of the Council.

Risk trends in 2007

Market risk

Market risk management in the BA-CA Group reflected activities to integrate further subsidiaries in CEE. In the Czech Republic, in Slovakia, Romania and Bulgaria, the banks of UniCredit and of BA-CA were integrated in technical and organisational terms. In Russia, Croatia and Turkey, the banking subsidiaries (of UniCredit and HVB) were transferred to BA-CA's market risk environment. The use of a shared risk platform ensures uniform measurement and limitation and control of risks, so that uniform standards are applied in the entire Group. As a result of the integration of the new units, Value at Risk (VaR – a measure of risk potential) in the Group as a whole rose from an average € 20 m in 2006 to € 35 m in 2007. In the trading sector proper, the increase was significantly lower (€ 12 m versus € 10 m). This development is mainly explained by the acquisition of Yapı Kredi Bank in Turkey and of ATF Bank in Kazakhstan.

In the area of stress analyses, the Market Risk Management unit focused on further methodological development of macro scenarios. Losses incurred in the credit spread sector were in line with the results of the regularly performed market risk stress analyses. Nevertheless, the market events were used as a basis for further improving the scenarios. Daily backtesting of current risk calculations confirmed the soundness of the risk model and of the underlying model assumptions. On no day in 2007 did the result exceed the value forecast by VaR.

The US sub-prime segment is of little significance for the BA-CA Group in terms of investments in this asset class. There are no direct loans in this sector, and the end-of-2007 market value of investments in sub-prime related RMBSs and CDOs was about € 83 m and € 29 m, respectively. More than 99 % of this total volume is rated AAA. All CDOs were issued before 2006. Ongoing redemptions are steadily reducing the volume. Therefore losses incurred on these assets in 2007 have a low impact on Bank Austria. As part of fair value adjustments, additional liquidity reserves were recognised in net trading, hedging and fair value income. The latter applies to securities based on sub-prime assets and to the other part of the ABS & MBS book.

In this ABS & MBS portfolio, there was a negative impact resulting from the general widening of credit spreads, despite the good rating structure of the portfolio. This applies also, though to a lesser extent, to the other credit trading area of financials and corporates. As these positions are maintained in Bank Austria's trading book, the market value declines associated with the crisis are already included and recognised in net trading, hedging and fair value income. There was no change in the valuation methods applied.

Credit risk

The good starting position in credit risk is reflected in provisioning requirements in the BA-CA Group, which were further significantly reduced compared with 2006 (to € 483 m in 2007). Within BA-CA AG, the risk-reducing measures implemented in the Retail business segment reduced the provisioning charge to a level below the previous year's figure. Net writedowns of loans and provisions for guarantees and commitments in the Corporates business segment matched the previous year's level; successful restructuring efforts even led to net releases of provisions in the Real Estate and Financial Institutions sectors.

The rise in the provisioning charge to € 211 m in Central and Eastern Europe was due to volume expansion and to the acquisition of subsidiaries from Bayerische Hypo- und Vereinsbank and from UniCredit S.p.A.; a comparison with the previous year is therefore not meaningful. With credit risk management instruments and methods refined on an ongoing basis, and as economic trends in the region were stable, the ambitious targets in the area of credit risk were even surpassed despite volume expansion in retail banking business.

Information on the BA-CA share

Credit Treasury
The activities of Credit Treasury (previously Active Credit Portfolio Management/ACPM) were expanded to further enhance the efficiency of dealing with risks mainly associated with the Corporates business segment. The focus was on reducing concentration risk.

In addition to the unchanged credit process, this portfolio is also managed according to capital market principles to optimise profits from lending business and improve the risk-return profile through diversification by way of active hedging and reinvestment decisions. Moreover, in 2007, two further synthetic securitisation transactions relating to Austrian and international corporate loans were executed.

Operational risk
Apart from the on-site regulatory review of the advanced measurement approach by the Austrian Financial Market Authority, activities in 2007 concentrated on strengthening the function of divisional Operational Risk Managers with a view to integrating in the current processes various measures aimed at reducing operational risk.

Quite generally, the organisation of operational risk management in BA-CA has been established at a very high quality level. A network of independent functions and teams are involved in managing and controlling risks, providing the Management Board with sufficient information on the risk situation and enabling the Management Board to manage risk. Preparations were made for setting up a separate committee dealing with operational risk topics.

On 23 January 2007, UniCredit announced that it would delist BA-CA shares (squeeze-out) and make a compensation offer to the remaining holders of BA-CA shares in free float. After the registration of the capital increase on 17 March 2007, the parent company of the Group held 96.35% of BA-CA's shares; the free float was 3.65% or 7.4 million bearer shares. On 26 March 2007, the adequate cash compensation, determined on the basis of a valuation report, was fixed at € 129.40 per share, with adequacy confirmed by an auditor (for details, see note 61 in the notes to the consolidated financial statements on page 201 of this Annual Report). Legal actions for rescission and declaration of nullity have been brought against resolutions adopted at the Annual General Meeting held on 3 May 2007 (see note 60 in the notes to the consolidated financial statements on page 201 of this Annual Report).

Following the transfer of the BA-CA shares previously held by HVB to the parent company of the Group, the squeeze-out on which the Annual General Meeting adopted a resolution is a logical step to complete the implementation of the target structure, which will facilitate governance within the Group. This measure is also a logical move because UniCredit Group's business model focuses on the cross-regional network and joint performance is to be reflected in the price and dividend of a uniform Group share, i.e. the UniCredit share.

Since the announcement of the squeeze-out, the price of BA-CA shares has moved independently of the trend for bank shares in a market temporarily characterised by high volatility as reflected in the DJ EuroStoxx/Banks index. Since the Annual General Meeting on 3 May 2007, the share price has averaged € 142.14 with a low standard deviation of +/−1.8%. Given the very low turnover (averaging 10,004 shares per day) on the basis of which prices are determined daily in the Standard Market Auction segment (trading in BA-CA shares in the Prime Market was discontinued at the end of March 2007), and in view of the pending squeeze-out procedure, this performance does not provide meaningful information in economic terms.

Information on share prices (€)


145
140
135
130
125
120
115
110
105
100
95
90
85
80
2006
2007
2008
BA-CA shares
DJ EuroStoxx Banks (rebased to BA-CA share price at year-end 2005)

Bank Austria's Divisions

Profile of the Divisions:

In line with the divisional structure of UniCredit, Bank Austria's organisational structure comprises the operative, customer-oriented business segments, the Global Banking Services Division and the management functions spanning all the Divisions.

Central management functions	**CEO** **Support Services** **Erich Hampel**	Legal Identity & Communications Market Research
	CFO **Finance** **Carlo Vivaldi**	Accounting, Tax & Participations Planning & Controlling Strategy, Planning & Controlling CEE
	CRO **Risk Management** **Thomas Gross**	Strategic Risk Management Credit Operations Special Accounts Management
	Austrian customer business	
	Retail Division **Ralph Müller**	**Private Banking & Asset Management Division** **Werner Kretschmer**
Customer segments and core competence in the business segments	Mass Market Affluent Customers Small Businesses	Private Banking Asset Management
Consolidated subsidiaries	Bank Austria Creditanstalt Finanzservice Card Complete Service Bank at equity: Bausparkasse Wüstenrot	BANK*PRIVAT* Schoellerbank Asset Management GmbH Pioneer Investments Austria
Contribution to Group results (€ m)	1,266 (20%) Operating income 330 (11%) Operating profit 3,855 (7%) Employees	202 (3%) Operating income 98 (3%) Operating profit 683 (1%) Employees
Bank infrastructure	COO Global Banking Services Robert Zadrazil	Cost Management Organisation ICT Management

Human Resources

Internal Audit BA-CA Group

Asset Liability Management Austria
Asset Liability Management CEE
Credit Treasury

Economics & Market Analyses
Research CEE

Credit Risk Control CEE
Basel II Compliance

Corporates Division

Regina Prehofer

Corporates & Public Sector
International Corporates
Real Estate
Financial Institutions

Global Transaction Banking

BA-CA Wohnbaubank AG
BA-CA Real Invest GmbH
CABET-Holding AG
Factor Bank
BA-CA Private Equity GmbH

at equity:
Oesterr. Kontrollbank AG
UniCredit Global Leasing S.p.A.

1,005 (16%) Operating income
652 (21%) Operating profit
933 (2%) Employees

Markets & Investment Banking Division
Willi Hemetsberger

Markets
Investment banking

UniCredit CA IB AG (incl.
UniCredit Aton International Ltd.
UniCredit CA IB Securities UK Ltd.
UniCredit CA IB Polska SA
and other subsidiaries in CEE)

470 (7%) Operating income
238 (8%) Operating profit
913 (2%) Employees

CEE Banking Division

Federico Ghizzoni

CEE Retail
CEE Corporates

Bosnia and Herzegovina, UniCredit Bank Bosnia and Herzegovina, Nova banjalučka banka a.d.
Bulgaria, UniCredit Bulbank
Croatia, Zagrebačka banka
Czech Republic, UniCredit Bank Czech Republic
Estonia, UniCredit Bank
Hungary, UniCredit Bank Hungary
Kazakhstan, ATF Bank
Latvia, UniCredit Bank
Lithuania, UniCredit Bank
Romania, UniCredit Tiriac Bank
Russia, UniCredit Bank
Serbia, UniCredit Bank Serbia
Slovakia, UniCredit Bank Slovakia
Slovenia, UniCredit Banka Slovenija
Turkey, Yapı Kredi
Ukraine, Ukrsotsbank

3,367 (52%) Operating income
1,638 (53%) Operating profit
43,648 (80%) Employees

Treasury & Securities Services
GBS CEE
Sourcing Austria & CEE

Consolidated subsidiaries:
BA-CA Administration Services GmbH
IT Austria
BTS Banking Transaction Services S.R.O.

WAVE Solutions Information Technology
Domus Facility Management GmbH
Domus Clean Reinigungs GmbH
Domus Bistro GmbH

Retail Division

Business model successfully implemented.
Retail Division generates strong increase in value creation.



"By addressing the specific needs profiles of our customer groups in our services and products, we can facilitate decisions for customers while maintaining the ability to shape customer relationships."

Ralph Müller
Member of the Management Board with responsibility for the Retail Division

Retail Division focused on customers

BA-CA's Retail Division succeeded in achieving the turnaround in 2007 after a multi-year restructuring programme. The Division also improved its operating performance, innovative capabilities and efficiency. Sales activities, product development and services are now closely geared to customer needs.

The new approach to retail banking pursued since 2005 involved far-reaching changes in the organisational set-up and processes, from the first contact with a customer to the final step of transaction settlement.

● One of the focal areas of the programme was to separate customer services from production, enabling sales teams to concentrate on their proper tasks. We enhanced reliability and efficiency by bundling and spinning off back-office and settlement activities to a specialised subsidiary, Administration Services (AS). Processes were streamlined and internal services were made transparent through service level agreements. This was an essential step towards improving cost efficiency.

● On the sales side we switched from a traditionally product-based approach to a customer-oriented segmentation. This is in line with the new divisional structure (adoption of UniCredit-wide definitions of business segments) which we introduced in 2006.

● In 2007, we fine-tuned the segmentation and implemented new service models which respond to the different needs profiles of the customer sub-segments.

● Work in 2007 also concentrated on further developing the range of products. Our offer is now more closely geared to the typical requirements of customer target groups and has become easier to handle. The related standardisation is aimed at reducing the complexity of financing and investment decisions. This is in the customers' and the bank's own interest. Examples are the range of products offered to our Mass Market customers at different stages in their lives, or asset management products and structured investment products for the Affluent Customers sub-segment, which can be customised despite offering standardised solutions.

● We further automated and simplified call centre services, TelefonB@nking and OnlineB@nking with a view to enabling account managers to concentrate fully on their qualitative advisory functions. This is especially important in the Small Businesses sub-segment, where our approach has met with a positive response from customers and resulted in further cost reductions.

● The reorganisation was supported by extensive training programmes, the creation of new role models and career paths to enhance the sales function, and by introducing incentives as part of the bank's new MbO process.

● Customer satisfaction is the top priority within UniCredit's Retail Division. We use a refined measuring system which provides us with valuable feedback from customers and is taken into account in the bonus system for staff in the Retail Division.

Results: sustained turnaround in 2007

By redefining the Retail Division, we implemented the UniCredit-wide definition of the business segment while also creating transparency. The transfer of Private Banking and Asset Management activities to a separate Division and the transfer of the SMEs subsegment from the Corporates Division to the Retail Division made the insufficient level of profitability in the redefined business segment clearly visible.

In 2007, the strong efforts made in previous years proved successful: profit before tax for 2007 was € 135 m, after a loss before tax of € 119 m in the previous year and a loss before tax of € 283 m in 2005.

Operating profit rose by 8% and we also improved cost efficiency: the cost/income ratio for 2007 was 5 percentage points lower than in 2006 and 20 percentage points below the 2005 level. Net writedowns of loans and provisions for guarantees and commitments returned to a normal level after the one-off provisioning charges made in 2006, a year in which methodological changes were made to raise credit risk standards. The provisioning charge is now again in line with credit expansion, which was especially strong in housing loans in 2007. Return on equity (ROE before tax) is positive again, for 2007 it was 13.3%. Most importantly, the Retail Division made a positive, though moderate, contribution to value creation in 2007, which means that the Division earns the cost of capital. Delta Economic Value Added – i.e. the contribution to the dynamic increase in value created by the bank, which is an important factor in the value management approach – reached € 182 m in 2007, the largest figure of all Austrian Divisions.

Following far-reaching restructuring as part of the implementation of the business model, the Retail Division is now focusing on current business. The new service models met with a high level of acceptance in 2007: Bank Austria further expanded its leading position in deposits and securities business, especially in the Affluent Customers sub-segment. In the Mass Market customers segment, we increased the number of customer relationships and enhanced our service quality. We also achieved a gratifying turnaround in the difficult Small Businesses sub-segment. In this area, our one-stop shop approach in serving customers today gives the Retail Division a head start over our competitors. The feedback we receive from small businesses and independent professionals speaks for itself: they appreciate the fact that the financial advisory services offered at Bank Austria for business and personal needs are provided by one and the same account manager.

Key figures for the Retail Division (€ m)

	2007	2006	2005
Operating profit	330	305	107
Net writedowns of loans	–208	–414[1]	–302
Profit before tax	**135**	**–119**	**–283**
Cost/income ratio	73.9%	76.2%	91.5%
Return on equity[2]	13.3%	–10.1%	–24.1%
Economic Value Added	**11**	**–171**	

1) One-off effect in provisioning charge: € 186 m
2) ROE before tax

In the current year, judging by current economic trends, investors will again increasingly turn their attention to capital markets. We are well placed to meet these needs with our value-added product solutions. And across the UniCredit Retail Division, we will look for new ideas and joint solutions in product development.

The financial statements for 2007 are presented and explained in the segment reporting section of the Management Report of the Group on page 117f. of this Annual Report.

Sales channels …

BA-CA's branch network in Austria comprises about 340 branches throughout the country, which offer the entire range of banking services. In 2007 we streamlined our branch network, mainly in urban areas, and merged branches located in close proximity to one another. In the course of the next three years we will focus on again expanding our branch network by opening new branches in Austria's federal provinces outside Vienna.

Alternative sales channels like mobile sales, call centre, TelefonB@nking and OnlineB@nking offer our customers a variety of different opportunities for communicating with their bank. With the "ErfolgsKapital fix" and "ErfolgsKapital dynamisch" products we created Austria's first account-based virtual savings products. These new products, which have since been emulated by many other banks, offer a special interest rate to customers opting for the products via the Internet.

... and customer segments

The Retail Division follows a customer-focused business approach over and beyond the traditional product-based view. For this reason, the following report is based on our customer segments. The Affluent Customers and Mass Market customer sub-segments mainly differ in terms of assets under management, income and customer potential. Besides these "hard" criteria, our relationship managers help decide on the segment to which a customer is finally assigned, as they best understand the customer's needs and expectations.

Affluent Customers

The guiding principle for meeting the needs of affluent individuals is customer proximity in one-to-one relationship management. In mid-2007, we expanded this approach by newly defining the Affluent Customer and Mass Market customer sub-segments, and assigned account managers in the Affluent Customer sub-segment to about 75,000 customers. This strategic measure is designed to ensure further growth in securities business.

January 2007 saw the roll out of "Anlage-Check", a strategic advisory instrument which enables us to more effectively meet the specific needs of individuals in the Affluent Customer sub-segment.

This special instrument was created to

- increase customer satisfaction by offering advisory services and a report on the customer's specific investment situation,
- identify a balanced asset allocation which meets each customer's specific needs,
- support the account manager's sales target in terms of his focus on more sophisticated investment products,
- win over for BA-CA the money invested by customers elsewhere.

At the beginning of 2007, we launched the FokusInvest product, which perfectly complemented AnlageCheck. This was followed in the third quarter by FokusLife. These products offer active asset management with a small minimum investment and are available in two versions:

- as a managed account with direct securities investment = "Fokusinvest" for a minimum investment of € 15,000,
- as an index-linked insurance product = "FokusLife" for a minimum investment of € 7,500.

Both products offer a choice of three investment options – "return-oriented", "balanced", and "growth-oriented" – depending on the customer's risk appetite and return expectations. The customer can switch between these options at any time, free of charge. Ongoing quality control and strict risk management keep the customer's risk as low as possible. In this context we can draw on the well-proven expertise of Pioneer Investments. In 2007, sales of FokusInvest reached a volume of about € 300 m.

Retail banking customer segments

	NUMBER OF CUSTOMERS	SHARE OF TOTAL MARKET	OPERATING INCOME
Mass Market	1,420,000	17%	43%
Affluent Customers	290,000	29%	38%
Small Businesses	85,000	21%	19%
Total	**1,795,000**	**18%**	**100%**


LET THE PROFESSIONALS HANDLE YOUR INVESTMENT: FokusInvest.
Bank Austria


HAVE YOUR FINANCES LOOKED AT: With AssetCheck.
Bank Austria

November 2007 saw the implementation of the Markets in Financial Instruments Directive (MiFID) guidelines in the Austrian banking system. In light of this new set of regulations, AnlageCheck reflects Bank Austria Creditanstalt's strong focus on reliable advisory services and transparent sales proposals for Affluent Customers. We anticipate that the MiFID Directive will generally enable us to continue to improve the quality of our customer-related data with a view to further optimising our range of individual products.

Mass Market customers

The Retail Division successfully completed the restructuring of the Mass Market sub-segment in 2007 on the basis of specific criteria. By defining customers by income, assets and product use we can provide customised services which are commensurate with the respective stages of customers' lives. This involves drawing on specific products, e.g. the family package – a low-cost product for young families. Our account managers use material specially designed by them to advise customers according to the needs of their particular life cycle.

The advisory strategy comprises four stages in the life cycle:

- **Singles and young couples**
- **Young families**
- **Established families**
- **Active seniors**

"ErfolgsDialog" – life-cycle oriented advisory strategy

Most customers focus more on the fulfilment of their wishes and needs than on specific bank products and their features.

Basis for successful investment planning



Liquidity – maintaining financial reserves
Building wealth – building assets
Investments – increasing assets
Retirement planning – ensuring future security
Savings – building security

Example illustration

The needs of our customers change significantly during their life cycles. BA-CA's Retail Division has therefore developed a new advisory dialogue strategy to offer customers the products most appropriate for their particular life cycle. With "ErfolgsDialog" we want to improve customer satisfaction levels, build trust and strengthen customer loyalty.

By using the life-cycle oriented advisory strategy the account manager becomes better acquainted with the customer's personal circumstances and is therefore able to offer the best product solution to meet individual customer needs.

Advantages for the customer: The account manager points out the relevant product features which offer the greatest benefit in the customer's specific life cycle.

The account manager analyses the financial situation of the customer and the entire family to offer him the solution and products which best cover the needs and risks of the entire family.

The analysis covers the current situation as well as future needs. The information provided by the customer enables the account manager to contact the customer at the right time, e.g. upon the maturity of a life insurance policy in six months, or if the purchase of a house is to be financed in two years' time.

Small Businesses and independent professionals

In 2007, activities in the Small Businesses sub-segment focused on investment products in line with our Group-wide approach to become the preferred banking partner for the private needs of business owners. This strategy boosted revenue from deposit business. Our experience proved to be invaluable in this respect, which was reflected in the very positive response from customers. This was accompanied by a high level of efficiency in sales operations. Our One-Stop-Shopping scheme is designed to provide business owners with financial advice with a view to meeting both their personal and business needs.

Many of our customers perceive time-saving as a very important asset in their banking relationship. They want to conduct their financial affairs by phone – even outside the usual opening hours of our branches.

For this reason we introduced the Business Service Center (BSC), where customers can settle their financial business between 8.00 a.m. and 6.00 p.m. by phone, e-mail or fax through a one-to-one customer/account manager relationship. Our BusinessNet facility permits customers to also settle all financial transactions outside these hours.

Following our successful BSC trial run in Vienna in March 2007 with about 5,500 customers, a follow-up roll out throughout Austria in March 2008 will cover some 16,400 customers in three locations (Vienna, Klagenfurt and Salzburg).

The new K@r.at software for the Small Businesses sub-segment was introduced in a two-stage process. Guided by a fully-automated workflow, K@r.at is a processing tool (data input and contracts) for key products used for financing small businesses in combination with the most important types of collateral. With a view to covering about 70% of business in this segment, plans call for a further improvement of data quality and a significant shortening of processing time until disbursement of the funds.

Products

Financings

In May 2007 we launched our housing loan advisory centres in Vienna, offering our bundled expertise in some 50 larger branches and four special advisory centres. In order to reduce the complexity of mortgage business, our housing specialists use specific tools and follow a pre-defined credit-granting process. In addition, we promoted special housing loan incentives at the sales counter; from July to September we achieved a sales volume of more than € 800 m in private loans.

In August we initiated a comprehensive dialogue with more than 19,000 customers who maintained foreign currency loans denominated in Swiss francs. Based on the favourable EUR/CHF exchange rate we informed them of measures that could be taken to minimise the foreign currency risk and about possible hedging instruments to cover the interest rate risk.

Savings deposits / securities

We introduced new, virtual account-based savings products (without a physical savings document) which reduce transactions costs. The statutory identification requirement for customers enabled us to offer them selected products through direct mail campaigns.

Our core product "ErfolgsKapital fix" offers:

- **a fixed term with guaranteed and fixed, tiered interest rates**
- **one-time payments**
- **total volume sold in 2007: € 600 m**

Our core product "ErfolgsKapital fix" is also available via the e-Shop in OnlineB@nking: 13.5% of the total volume, or about 23% of all deposits achieved through "ErfolgsKapital fix" products was generated via this sales channel (€ 81 m).

In 2007, we placed four big fund issues with a term of 7 years and a 100% capital guarantee, which were launched by Pioneer Investments Austria: Pioneer Funds Austria – Power Garantie, PFA Osteuropa Garantie, PFA Öko Garantie, and PFA Greater Europe Garantie. Overall, we placed a volume of about € 1,250 m. The product range was complemented by structured bonds.

Services

In the third quarter of 2007, Bank Austria Creditanstalt introduced the OLI (Online to Issuer) service, which facilitates online verification of cash withdrawals and payments. The customer has access to cash 24 hours a day up to a pre-defined limit and is no longer bound by the bank's business hours.

In June 2007, BA-CA introduced a more modern version of the TAN procedure, in addition to the traditional procedure used for OnlineB@nking: "mobileTAN" has taken the iTAN procedure (indexed TAN) a step further. Featuring a combined verification via two channels, the mobileTAN procedure is the safest TAN procedure available today: the customer receives a mobileTAN on his mobile phone every time he needs to sign a transaction. mobileTANs are sent to the customer via SMS upon request, making it no longer necessary to keep TAN letters or to mail these to the customer. This quick and simple verification method is available free of charge at any time, wherever the customer may be.

518,000 customers used BA-CA's Online-B@nking services as of 31 December 2007; 300,000 of them made frequent use of OnlineB@nking. About 17% of the frequent users switched from iTAN to mobileTAN and took advantage of this safe and convenient verification procedure. Almost one-quarter of all OnlineB@nking transactions are currently signed via mobileTAN.

Customer satisfaction

The stronger focus on customer satisfaction and service quality was instrumental in further improving workflows in BA-CA's Retail Division in 2007. The bank implemented an integrated model, which includes regular reporting systems, for measuring customer satisfaction across all customer segments and at all organisational levels. The tool is moreover a component of the bonus payment model for all employees in the Retail Division, and has a 20% weighting. An important feature in this context is the regular benchmarking between units, regions and peers within the bank's TRI*M "Measuring, Managing & Monitoring" strategy.

Open feedback channels, professional complaint management and dialogue with our customers were a further milestone in our efforts to sharpen our focus on customers. A new feature in this connection was the "Direct Feedback to Willibald Cernko" initiative: more than 2,000 customers took advantage of this opportunity to express their opinion on BA-CA's service quality. Their praise, recommendations and complaints were communicated directly to Willibald Cernko, the Management Board member responsible for BA-CA's Retail Division. The feedback is currently being evaluated and will be used to identify the reasons for customer dissatisfaction, to take remedial measures, and to improve workflows.

Employees

Bank Austria Creditanstalt's divisional HR structure was also implemented in the Retail Division in 2007. In line with our overall strategy and business requirements, HR activities focused on three areas:

Management by Objectives (MbO): An MbO process was implemented for all branch staff. Every account manager, every branch manager and all service team members received their own scorecard, with targets mainly based on sales results, revenues and customer satisfaction.

Adjustment of staffing levels: Staffing levels were generally optimised; specific measures were required in some regions to achieve budget targets. For the first time in some years this was accompanied by a larger intake of new employees for the Division's sales network. We prepared a very successful introductory programme for this group of about 200 new entrants to the bank. Entitled "First Steps", this 4-month programme combines basic theoretical training and practical experience for future account managers. With the measures taken to optimise staffing levels in 2007 we reached our target figures in terms of staffing costs, and reduced the average age of employees in our sales network for the first time since the merger of Bank Austria and Creditanstalt.

Performance culture: Based on the results of the UniCredit employee survey, we initiated various activities that focused on raising the level of employee engagement and trust in the bank: all branch managers participated in two "Strategy Days", roadshows with the bank's top management were held in regions throughout Austria, executives from the head office took part in a "Day at a Branch", and internal communications processes were restructured.

A further important measure was "Leadership for results", a training programme based on emotional intelligence. In the autumn of 2007, "Programme No. 1" was announced as a new medium-term initiative for the further development of our organisation.

Private Banking & Asset Management Division

Private Banking provides services to homogeneous target group in the top customer segment. Asset Management services backed by Pioneer International.



“A difficult year such as 2007 shows how important it is to properly understand individual investment objectives, and to meet these objectives with an investment strategy focusing on a long-term approach – this applies to all market segments. Our experience in asset management is based on a knowledge of local needs and preferences that has been acquired over many years, and on the expertise of Pioneer – a pioneer of investment banking for 80 years.”

Werner Kretschmer
Member of the Management Board with responsibility for the Private Banking & Asset Management Division

Specialised, customer oriented, and with an international standing

The Private Banking & Asset Management Division (PB&AM) of Bank Austria is defined by both a customer segment and by product competencies: in the context of Bank Austria's customer segmentation it focuses on the top private customer segment. In the **Private Banking** area, the Division makes its international expertise available to high net worth individuals and families, companies and independent professionals while serving them with the discretion and individual attention that is appropriate for this customer group. Against this background PB&AM also generates innovative asset management services and products for other divisions within the bank.

In the area of **Asset Management**, Pioneer Investments Austria (PIA), previously known as Capital Invest, has been integrated in Pioneer Investments. Its integration in one of the world's largest asset management companies, with assets under management of about € 270 bn, offers advantages associated with enhanced specialisation combined with a Group-wide approach. Regional competence and supra-regional expertise can be optimally used within this multipolar worldwide network, both for production, where economies of scale and innovative capabilities play a decisive role, and for research and sales operations, which benefit from a global network.

In line with the general principles of UniCredit's supra-regional business model, we combine customer orientation and a knowledge of local markets with expertise and a supra-regional standing. The considerable potential still available in Austria to PB&AM is partly reflected in the increase in foreign providers of investment services here.

▶ In 2006, which saw changes in the divisional structure at Bank Austria, we bundled units with product competence and customer groups in line with UniCredit Group's divisional structure. Capital Invest – now Pioneer Investments Austria –, AMG, BANK*PRIVAT* and Schoellerbank were combined along organisational lines in mid-2006. This process involved the transfer of these operations from the previous Private Customers Austria business segment to the PB&AM Division.

▶ We concluded the transfer of customers in the **Private Banking** sub-segment in 2007. There is now a separate segment for high net worth individuals, a customer group which requires individual attention to be given to each customer, while featuring a fairly homogeneous structure in terms of customer needs. This top private banking segment is now in place, and we can align our products and pricing policy more flexibly to the specific requirements of our target group.

In Private Banking business we serve the market with three well-established brands.

BANK*PRIVAT*, as an independent brand name, primarily services the top customers recommended by BA-CA, high net worth individuals with investments exceeding € 1 m and private foundations, and thereby covers the top segment of this market.

Schoellerbank operates independently in the market. It offers classic private banking services to a broadly defined group of customers (private investors with an investment potential starting at € 70,000, corporate customers and institutional investors with an investment potential of at least € 1 million).

Asset Management GmbH (AMG) has important product competencies: primarily asset management in the widest sense, the creation of structured products and brokerage activities for active investors. AMG is also a service provider for other BA-CA Divisions (sales support and information, product management including tax aspects and the launch of specialised products), and it performs an important complementary function.

▶ In regard to the Division's **Asset Management** operations, 2007 was for Pioneer Investments Austria (PIA) the first year in which it operated under the new brand name. The rebranding of the company and its products, which met with high acceptance, signifies continuity in the operations of the former Capital Invest, one of Austria's leading investment management companies. This significantly broadens the range of products offered in Austria.

Business developments in 2007

2007 was a successful year for PB&AM despite the difficult conditions in the latter six months. Business volume and the income statement largely reflect the development of private banking business, i.e. the transfer of the customer cluster from the Retail business segment. In the private banking sub-segment, total financial assets grew by over 11 %, rising by almost 40 % at BANK*PRIVAT*. Schoellerbank also won many new customers and expanded its business volume. Based on investment categories, the transfer of customers resulted in both an increase in assets under management and in direct investments, which we see as a good starting point for increasing the number of managed products.

Profit before tax generated by the PB&AM business segment rose by 58 % to € 99 m in 2007. The increase resulted from revenue growth – especially in net non-interest income (+ 17 %), which reflects the placement success of structured issues and in Asset Management – and from the fact that costs remained at a stable level despite the expansion of this service-intensive business. The cost/income ratio was reduced from over 60 % to 51.5 %. Return on equity before tax also improved significantly, reaching 49 % although equity allocated to the business segment increased by 18 %.

The financial statements for 2007 are presented and explained in the segment reporting section of the audited Management Report of Bank Austria on page 118f.

After a reasonably good first half-year, investment market developments in 2007 reflected uncertainty and volatility on stock markets which were triggered by the subprime crisis. Bond markets performed only moderately in 2007 despite the price rises towards the end of the year while rising interest rates made cash deposits particularly attractive. In this environment, most investors again withdrew from direct and indirect investments in high-risk securities; the Austrian investment sector experienced temporary valuation losses and, for the first time in many years, a net outflow of funds. Active investors were in many cases willing to accept high risk to quickly benefit from booming market segments. This is reflected in the rise of brokerage turnover in the last few months.

The PB&AM Division geared its **product policy** to these developments, to the different needs of Bank Austria's customer groups, and to the respective positioning in the risk/return tradeoff.

▶ In this context it was important for us, first of all, to reduce the complexity of the portfolio in the interest of our customers and of the bank by, for example, primarily using fund products and fund-of-funds products.

▶ Secondly, we reviewed and partly relaunched our **asset management products** and services under the auspices of AMG to offer sufficient scope for flexibility in meeting individual needs while also endeavouring to standardise products and services: in March, we launched the **FokusInvest** product for Bank Austria's retail segment. This is a standardised asset management product which offers investors active portfolio management in risk/return categories of their choice with a minimum investment of € 15,000. This product is particularly attractive in view of the high correlations within the individual segments of the global market. Marketed as **FokusLife** the product is also offered as a fund-linked life insurance policy. The **AnlageCheck** advisory tool facilitates investment decisions and the provision of investment advice with a view to optimising individual portfolio structures through the employment of the products. In 2007 we introduced **VM PREMIUM**, an asset management premium package for the top customer groups. This features all-in fee models either with or without a performance-linked option, and it complements the investment categories and instruments available to customers.

▶ Thirdly, our **guarantee products** offer the ideal solution for the very broadest investor groups. With a small investment these products enable investors to use market opportunities in the medium term without the risk of loss, while allowing them to take advantage of a potential upturn in prices. The market success of the guarantee products continued in 2007 by virtue of their risk/opportunity profile – 100 % capital guarantee (at least the full amount of capital invested is returned at the time of redemption) and an 80 % peak value guarantee (80 % of the highest computed value achieved during the term of the investment product). A net volume of € 1.55 bn was placed in 2007, of which € 1.23 bn in guarantee funds. Structured (index) bonds accounted for the remaining volume of investments (see chart). The first two guarantee baskets (which still invested in the euro area) was repaid with a good return for investors at the turn of the year 2007/2008. This product delivered a performance of about 25 % without risk of loss, which was well above that of the cumulated return of the most profitable savings deposit (14 %). Technically, the double guarantee is achieved through a duration-managed bond portfolio and through the pro-cyclical dynamic adjustment of the equity portion according to the CPPI principle. Pioneer Investments Austria is the undisputed market leader in Austria in the area of guarantee funds.

Guarantee products:
Volume trends (net new issues) in BA-CA since 2002


1,795
268
1,527
1,549
325
1,225
1,003
177
826
295
24
271
156
58
98
109
55
54
2002
2003
2004
2005
2006
2007
Structured guarantee products
Guarantee funds

Private Banking

BANK*PRIVAT*

BANK*PRIVAT* is the premium brand of the Bank Austria Group. It is Bank Austria's private banking specialist and serves high net worth individuals with assets of a minimum € 1 million or disposable gross annual income of at least € 150,000, as well as private foundations. It is one of Austria's leading private banks in this segment. Until the introduction of the new divisional structure in 2006, BANK*PRIVAT* operated as a sales channel within Bank Austria's private customer segment. The target group customers which have been recommended by Bank Austria have in the meantime been transferred to BANK*PRIVAT*. This largely explains the increase in total financial assets from € 4.9 bn to € 6.7 bn in 2007.

BANK*PRIVAT's* activities are guided by the principle of maintaining close relationships between the financial adviser and the client, the creation of exclusiveness, providing comprehensive, efficient services and, most importantly, working through the client's wishes and objectives.

Clients of BANK*PRIVAT* are served by highly-qualified financial advisers, and they have access to a well-established range of products and services. BANK*PRIVAT* is represented in all Austrian federal provinces. A further advantage is Bank Austria's comprehensive branch network, providing BANK*PRIVAT* clients with specialists for all financial issues. BANK*PRIVAT* clients can moreover use the international network provided through BANK*PRIVAT's* inclusion in one of Europe's largest banking groups.

Aside from the entire range of private banking products and integrated investment advisory services, high net worth individuals and private foundations are invited to use the services of the **Family Office**, which helps high net worth individuals, business owners and companies with complex ownership structures to find the optimum portfolio structure. To this end, issues such as future heirs, the successor to a company's previous owner, or the setting up of a private foundation are taken into account. These activities involve the coordination of external networks of lawyers, tax consultants, public accountants, real estate specialists and art experts, as well as the comprehensive services offered by Bank Austria.

Austria's private banking market is expected to experience further expansion as the number of high net worth individuals continues to grow. BANK*PRIVAT* will respond to this trend by offering clients enhanced customised services, thereby meeting their clients' expectations. With its country-wide coverage and Bank Austria's branch network, BANK*PRIVAT* is well-placed for the future. BANK*PRIVAT* is moreover also responding to the international requirements of the private banking market in terms of the qualification standards of its financial advisers through ongoing training.

Schoellerbank

Founded in 1833, Schoellerbank is today one of Austria's leading private banking institutions. As a bank specialising in sophisticated investments for demanding clients, its core competence is the provision of investment advisory services, asset management and retirement planning. The bank's investment philosophy is: "Investing is better than speculating".

Schoellerbank is represented throughout Austria with 13 units and 368 employees. At the end of 2007, Schoellerbank managed the assets of 27,824 clients.

30 private banking institutions are currently operating in Austria. Schoellerbank is confident that it can continue to expand its market position despite the large number of these special-purpose institutions. Given the steady growth of the target group's investment capital, this is explained by a growing public awareness of private banking services, especially through the growing presence of private banks.

On 31 December 2007, Schoellerbank managed assets totalling € 6.66 bn. This is an increase of € 436 m on the previous year's figure of € 6,224 m and represents a growth rate of 7.0%.

The structured products developed by Schoellerbank again recorded a high client acceptance rate. The strong growth in business relating to guarantee products clearly underlined the desire of many clients for "safe" investments in light of volatile equity markets. Structured investment products generated a business volume of more than € 269 m in 2007.

The objective of the services of Schoellerbank's Financial Planning & Family Office is to prepare solutions tailored to the requirements of its clients. To this end, its services range from financial and investment planning to securities-based structural analyses and private foundations.

At a ceremony in Munich on 28 November 2007, the "Elite Report" of the German newspaper "Handelsblatt" announced the best asset managers in German-speaking Europe. Of a total 344 asset management companies that were tested, only 18 were awarded the highest distinction "summa cum laude". These included Schoellerbank, which received the title for the third year in succession and came in fourth place.

Total financial assets in Private Banking in 2007: € 15.6 bn


€ bn
Institutions
Asset mix
AMG 2.8
BANKPRIVAT 6.7
Schoellerbank 6.7
Double counting – 0.5
0.4 Assets under advisory (discretionary management)
3.3 Assets under custody (safe-custody accounts)
8.0 Assets under management
4.5 Direct deposits
– 0.5 Double counting/rest

Asset Management GmbH (AMG)

In the area of individual asset management for private and institutional customers, portfolio volume contracted by 7.7%, from € 1,660.1 m in 2006 to € 1,532.7 m in 2007. The product group included new, mostly fund-based asset management products (VM PREMIUM, FokusInvest, FokusLife), which were launched on the market in 2007; these products take into account different customer needs more effectively.

AMG's fund asset management is Bank Austria's competence centre for third-party funds and funds of funds (retail funds and special funds of funds). In funds of funds, business volume totalled € 804 m at the end of 2007; PIA – Master Fonds, the funds of funds managed by AMG, recorded a volume of € 669 m as of 31 December 2007.

AMG's brokerage activities largely focus on private customers. As in the preceding years, these were again very successful in 2007. The good performance was mostly attributable to the heavy turnover in securities.
On 31 December 2007, the number of safe-custody accounts maintained on behalf of clients was 1,835, and managed volume totalled € 383 m.

Structured products – an important product group from Bank Austria's own issues for which AMG has product responsibility in retail banking – were once again very well received in the market in 2007. The six structured bonds launched in 2007 generated a volume of € 325 m, which is 21 % up on the preceding year. This achievement is linked to the sale of PIA guarantee funds: in 2007, sales of such funds totalled € 1,225 m. Both products – guarantee bonds and guarantee funds – reflect strong demand for products which combine safety (no loss of capital) with opportunities for good returns.

Asset Management

Pioneer Investments

In 2007, Pioneer Investments Austria (previously Capital Invest) interacted more strongly with Pioneer Investments on a global basis, enabling it to expand its range of products. Pioneer Investments is UniCredit Group's asset management company that operates on a worldwide basis. With about 2,300 employees (including 400 investment experts) it manages assets of clients in 25 countries totalling more than € 270 bn.

Pioneer Investments' global network reaches from Sydney, Beijing and Milan to New York. Boston, Dublin and Singapore are global investment centres where fund managers and analysts conduct their fundamental and quantitative research for global operations. This is complemented by the regional experience contributed by our local investment centres in cities which include Milan, Munich, Prague and Vienna. We thus cover the world's most attractive investment markets.

The procedure for selecting securities and the asset management approach rest on three pillars:

▶ **Fundamental analysis:** in-house analyst teams are responsible for fundamental analysis at Pioneer Investments. The teams analyse on a global basis and filter the companies with the best prospects from each sector, regardless of their region. More than 90 % of the research required for portfolio management is performed by Pioneer Investments' own analyst teams.

Worldwide presence: investment and sales centres


Global investment centre, and sales and marketing centre
Local investment centre, and sales and marketing centre
Sales and marketing centre
Alternative investments
Back Office
Madrid
London
Paris
Geneva
Luxembourg
Zurich
Berne
Budapest
Bucharest
Boston
Chicago
Warsaw
Prague
Munich
Milan
Vienna
Amsterdam
Dublin
Singapore
Omaha
New York
Miami
Bermuda
Bahrain
Moscow
Bombay
Tel Aviv
Sofia
Zagreb
Turin
Hong Kong
Taipeh
Beijing
Sydney

▶ **Quantitative analysis**: quantitative research involves maintaining a reliable database and monitoring portfolios. This enables fund managers to assess the risk profile of their portfolios every day. All investment decisions are supported by analyses and simulation models. Any possible impact on a portfolio is examined prior to the purchase of securities by playing through different scenarios.

▶ **Portfolio management**: the results of quantitative research and of the fundamentals-oriented industry teams form the basis for portfolio management decisions. Modern risk management methods focus on preempting any portfolio risk. To this end, there is close cooperation between legal experts, the quantitative research unit, automatic models and the investment team.

With **80 years of experience in the investment field**, Pioneer Investments is one of the world's oldest, most renowned and most experienced investment companies. The wide selection of products – from money market funds through bond and equity funds and total return funds to commodities funds – offers every investor attractive investment opportunities in line with an investor's personal objectives and risk tolerance. Fitch, the international rating agency, has given Pioneer Investments an M2 rating ("strong").

Pioneer Investments Austria

As of 28 December 2007, Pioneer Investments Austria (PIA) had assets under management totalling € 24.95 bn. With a market share of 15.23 % it is the third-largest Austrian mutual fund company. Although Pioneer Investments Austria (PIA) is embedded in Pioneer Investments' global network, Pioneer Investments Austria is, and will remain, an Austrian investment company.

Large and institutional investors account for about one half of the fund volume of Pioneer Investments Austria. In this segment, PIA ranks second in Austria's mutual fund market with a market share of 15.87 %. The other half of the fund volume is invested in retail funds.

Over and beyond the successful Austrian mutual funds, Pioneer Investments Austria complemented its **range of products** with selected Luxembourg funds managed by Pioneer Investments. This further increased the large variety of funds offered by Pioneer Investments Austria.

Pioneer Investments Austria made **guarantee funds** available to private investors at a very early stage. After already launching many guarantee products, Pioneer Investments Austria brought some more guarantee products onto the market in 2007. The four new products generated a total of € 1.2 bn (PIA – Power Garantie 3/2014, PIA – Osteuropa Garantie 6/2014, PIA – Öko Garantie 9/2014 and PIA – Greater Europe Garantie 12/2014). With over € 3.4 bn in fund assets invested in guarantee products, Pioneer Investments Austria is easily Austria's market leader in the area of guarantee products.

Vienna's significance as a business location within Pioneer Investments' international network was underlined when it hosted the international Pioneer Investments Colloquia. Nobel prize-winners Joseph Stiglitz, Vernon Smith and Robert Engle were among the prominent personalities who gave highly acclaimed talks at this two-day event in Vienna's Hofburg in November at the invitation of Pioneer Investments.

Pioneer Investments Austria
Assets under management 2007: € 25.0 bn



in %
... by target groups
... by asset categories
Institutional funds
48
Retail funds
52
13
Equity funds
7
Money-market funds
31
Mixed funds
49
Bond funds

Corporates Division

- **New Corporates sales model enhances focus on small and medium-sized companies**
- **Two new sales channels for internationally active customers established**
- **Corporate finance secured even in times of assumed credit crunch**



"Many companies are faced with the central question of how to cope with the necessary globalisation of their business. As part of UniCredit Group we can offer better and more customised solutions than ever before."

Regina Prehofer
Member of the Management Board
with responsibility for the Corporates Division

Overview

The Corporates Division services Austrian corporate customers with annual turnover in excess of three million euros. Customers with a lower turnover are serviced by the Corporates Division if they are part of a larger group of companies or use corporate finance or risk management products.

Austrian corporate customers are one of the most internationally oriented customer groups serviced by UniCredit Group. They are active throughout the single European market, managing their businesses in such a way that the borders between home and foreign markets disappear. A network bank must be able to accompany its customers, leaving national borders behind and bundling know-how and product competencies at a Group-wide level. To this end, we are establishing global product lines and product areas such as Global Leasing or Global Transaction Banking and assigning them responsibilities which, in matrix-type fashion, now embrace all countries covered by the bank's network.

Two new global service models were also defined within this framework: GAM – Global Account Management and CBBM – Cross-Border Business Management. Global Account Management has for years been effective business practice in servicing multinational corporates within Bank Austria; we have contributed valuable experience in this sector. Cross-Border Business Management is just evolving as an area with a new focus on small and medium-sized companies with international activities.

The foundation for this new approach had already been laid with the implementation of the international sales project and virtual customer segment, the Cross-Border Client Groups (CBCG). The latter becomes part of the new cross-regional GAM/CBBM service model enhancing its significance. We will make this network advantage available to our customers, notably the 16,000 medium-sized companies among them.

Customer segments – Corporates Division		
Total number of customers		**27,559**
International corporates		2,572
Corporate customers		16,130
Large Cap	1,376	
Mid Cap	6,376	
Small Cap	7,945	
Public sector		2,821
Real estate customers		3,852
Financial institutions		2,219

Business development in 2007

The Corporates Division achieved a good operating result in 2007, especially in light of the increasingly difficult business environment. The impact of the US sub-prime crisis has been felt in the Austrian corporate and banking sector, notably in terms of a more clouded outlook and higher funding costs.

Interest income from lending business increased above all in the segment of medium and long-term financing. On the other hand, developments in short-term financing and trade finance reflected the high level of liquidity in the corporate sector. The increase in interest income from deposits was partly due to a perceptible 12 % growth of customer deposits, especially towards the end of 2007. Derivatives business accounted for about one-half of the satisfactory increase in net fee and commission income.

Operating profit increased by 5 %. **Profit before tax** even rose by 12 %. The Corporates Division is one of the main pillars of the bank: accounting for 16 % of the bank's equity and 11 % of total costs, it generated 21 % of Bank Austria's profit before tax.

Details of the results for 2007 are included in the segment reporting section of the management report of Bank Austria on pages 120 and 121. This includes all effects of the reorganisation of the business segment, in particular the fact that BA-CA Leasing has no longer been consolidated since the second half of 2007.

Customer segments

International Corporates

International corporate customers place different demands on the services of their bank than other corporate customers. More than anything else, they expect their bank to have a cross-border relationship management strategy in place that combines a regional knowledge of various markets with comprehensive product expertise and solution competencies.

As a network bank, our resources to meet these requirements have naturally greatly increased. In servicing international companies, a Global Account Manager is appointed to act as central contact partner responsible for ensuring that the customer has easy access to all products, product specialists and locations, in particular in Austria and CEE.

The time-tested concept of the global account manager has proven effective and goes hand in hand with the development of new network products designed to give customers access to all the benefits of the Group-wide banking network. Solutions tailored to the needs of individual customers naturally constitute a priority objective of future-oriented services for international corporates.

Our group relationship managers, the Global Account Managers, in many cases originally come from CEE countries. Hence, these teams are a part of the network they offer our customers. Since our banking network continues to grow, an important focus of our work is on opening up new markets such as Kazakhstan, and making them accessible to our customers.

Corporates Austria

Bank Austria services about 16,000 Austrian corporate customers. More than 60 % of Austria's small and medium-sized companies and 85 % of large companies place their confidence in our expertise. Guided by the objective of being close to our customers in their day-to-day business and of offering them all the products and solutions of a universal bank on a decentralised basis, we have set up 13 RegionalCenters throughout Austria. This also gives us an in-depth knowledge of local markets.

The main contact person for medium-sized businesses is the account manager, who can draw on the support of bank departments specialising in financing and assistance schemes. Being part of the network of UniCredit Group and its worldwide business contacts opens up additional opportunities.

Based on its integrated corporate finance approach, Bank Austria services its corporate customers throughout their entire business cycle – from the start-up, expansion and cross-border activities to the time they are ready to enter the capital market. In this process the bank, by providing financing, investment and business transaction services, always aims to increase the value of the customer's company on a sustainable basis.

In 2007 we acquired more than 700 new customers. For the next few years we have set ourselves ambitious goals in the segment of medium-sized companies. A marketing initiative focusing on this segment, to be launched in 2008, will speed up access to our international networking infrastructure for Austrian businesses and also contribute to increasing their level of internationalisation.

Corporates sales model

creates homogeneous customer portfolios per account manager and speeds up decision-making processes for medium-sized businesses

- **Small Cap**
  Annual turnover
  € 3 m to € 15 m
- **Mid Cap**
  Annual turnover
  € 15 m to € 250 m

Medium-sized companies

- **Large Caps**
  Annual turnover
  > € 250 m

We are moreover increasingly passing on our experience in doing business with large companies to medium-sized enterprises.

Our business model is based on a three-pillar structure: specialisation through clear segmentation, increasing internationalisation of processes and products, and greater proximity to our customers at the regional level. In an environment characterised by growing competition, Bank Austria has implemented a more demand-oriented organisational structure: our corporate customers have been divided into three segments: small, medium-sized and large companies. Small caps are customers with a turnover of between € 3 m and € 15 m, mid caps between € 15 m and € 250 m, and large caps are companies with a turnover of more than € 250 m.

Homogeneous customer portfolios and companies of similar size serviced by account managers specifically focused on one of these segments offer an important competitive advantage: the companies within a segment have similar interests, and earnings per customer rise in proportion to the service intensity. Accelerating the risk and decision-

Austria's companies are outgrowing national borders

The Lower Austrian timber company **Holzindustrie Schweighofer** is building its second plant in Romania. The sawmill in Radauti close to the Ukrainian border is to commence operations already in early summer 2008. Bank Austria arranged and structured the required finance package with a volume of € 90 m. The bank had already acted as a financing partner of Holzindustrie Schweighofer back in 2003, when the company built its first sawmill in the Romanian city of Sebes. Even though this first transaction involved some very complex loan and collateral documentation requirements, we handled it successfully, ensuring a transparent and manageable process.

The family business **Traktorenwerk Lindner** is a medium-sized company and Austria's only manufacturer of tractors and 4-wheel drive, off-road freight vehicles. The company generates more than one-third of its turnover abroad. With Bank Austria as its financing partner, the company set up a research and development centre at its headquarters in Kundl, Tyrol, where the company employs a staff of 200. The first result yielded by the new research facility was a new generation of tractors, which was funded by Austrian institutions such as the Austrian FFG research promotion agency, Austria Wirtschaftsservice and the Province of Tyrol, and through the framework of a European cooperation project which gained EUREKA project status.

making process in the segment of small and mid caps is an important step towards the implementation of the new sales model.

Public Sector

Three out of four Austrian municipalities with more than 3,000 inhabitants put their trust in the financial expertise of Bank Austria. In the group of large municipalities the rate is 96%. We offer our public sector customers one-stop solutions for what are often very specific requirements – from standard business to initiatives for tailor-made public private partnerships. Service centres in all federal provinces supported by a central competence centre in Vienna ensure customer-oriented relationship management. Our business volume in this traditionally low-risk customer segment runs to over € 22 bn.

Real Estate

Commercial real estate financing companies and real estate investors also make up a group of customers with different servicing requirements than corporates in general. Their activities are limited to a clearly defined segment and their cash flow is largely generated from the rental or sale of real estate. In its core markets of Austria and CEE, Bank Austria is the market leader for real estate investors and commercial and non-profit property developers. As in previous years, business with international customers in Central and Eastern Europe was again substantially expanded. With new business amounting to about € 2.7 bn, we once again exceeded the volumes of previous years after stepping up our efforts in this area, with a special focus on the top customer segment. In Austria, the real estate financing portfolio totalled about € 9 bn, in CEE it amounted to about € 4 bn.

The volume of subsidised real estate finance, funded mainly via **BA-CA Wohnbaubank,** continued to grow. In 2007, the total issue volume of BA-CA Wohnbaubank rose by almost 8% to € 4 bn and facilitated the co-financing of about 8,500 residential units.

BA-CA Real Invest, our competence centre for investment in real estate, managed assets of about € 1.6 bn. In addition to Austria's first open-end real estate fund – market leader "Real Invest Austria" with € 690 m in total fund assets under management – we successfully established a second open-end fund, "Real Invest Europe", in our role as the market's first provider.

Financial Institutions

Financial Institutions cultivates and expands the bank's network of correspondent banks. Based on our worldwide network of 2,000 banks in more than 100 countries, we offer our export customers an accurate evaluation of local risks. As a profit centre, Financial Institutions is also responsible for direct bank-to-bank business. In 2007 revenues, mainly generated via vostro accounts and bilateral bank loans, increased substantially – with a low level of allocated capital and a clear risk profile. For twelve years now, and with the objective of enhancing long-term customer loyalty, we have offered a training programme with a special focus on trade finance to correspondent banks. More than 1,800 bankers have already taken advantage of this opportunity to share ideas and information.

Products

In times of growing economic integration, medium-sized companies are faced with a key challenge: will they manage to achieve the necessary level of internationalisation of their businesses and capitalise on the benefits of globalisation? As a network bank we are in a position to offer small and medium-sized companies the best possible support in all pertinent issues. Our leading market position in three neighbouring home markets and our densely-knit banking network in CEE give UniCredit Group a visible USP. To ensure that our customers fully benefit from its effects we have set up cross-bank product areas and product lines: the product area Global Transactional Banking and the international product line Leasing.

Global Transaction Banking comprises Financial Institutions, Cash Management, Structured Trade and Export Finance. The Group competence centre for the Structured Trade and Export Finance product line was established in Vienna.

SEPA – Europe-wide project aimed at speeding up payments

European integration is progressing even in terms of the common payments environment. The Single European Payments Area goes back to an EU initiative. The start of SEPA transfers in January 2008 marked the first milestone on the way to standardising data formats and data contents and ultimately to further speeding up payments within Europe. The second major step will be the launch of the SEPA Direct Debit scheme. From 2012, all SEPA transactions must be credited to the recipient's account by the end of the next working day.

Bank Austria made extensive adjustments in preparation for the introduction of the SEPA payments scheme. Bank-internal processing systems had to be adapted, as did the corresponding transfer channels for our customers. Overall, the scope of these tasks was comparable to the dimension of adjustments required for the introduction of the euro.

GLOBAL FINANCE
Best Bank for Payments and Collections in CEE in 2008

The quality of payment transactions is a crucial element in banking business, and it is a gauge for the quality of a financial services provider. Several awards for Bank Austria and UniCredit Group confirm our strength in this field: the business magazine Global Finance named us "Best Bank for Payments and Collections in the CEE Region".

Structured Trade and Export Finance

Vienna was chosen as the location for the STEF global competence centre because the Austrian economy is highly export-oriented and about 65% of our corporate customers are active in international markets. The concentration of all cross-border financing activities within the export finance, commodity trade finance and structured trade finance sub-segments in Vienna offers our customers many benefits.

In 2007 we confirmed our leading position in the Austrian market despite a marked increase in competitive pressure. Our international reputation is corroborated by prestigious awards from professional magazines, which included: "Best Trade Finance Bank in CEE 2007" (Trade & Forfaiting Review) and "Best Trade Finance Bank in Austria 2007" (Global Finance).

In 2007 Bank Austria concluded the first ECA-covered export finance agreement for a Taiwan-based company with activities in the People's Republic of China. In more concrete terms, the deal relates to an export finance arrangement in the amount of € 92 m for YUSCO, China. The transaction was commended as "Deal of the Year 2007" by Trade Finance Magazine.

GLOBAL FINANCE
Best Trade Finance Bank in Austria 2007

TRADE&FORFAITING Review
Best Trade Finance Bank in CEE 2007

Cash Management

The Cash Management & eBusiness Sales unit offers corporate customers the full range of solutions for international payment transactions – including short transaction periods, centrally retrievable account information and optimised liquidity management. Bank Austria is market leader in cash management and expanded its position in this field further – accompanied by more than 10% revenue growth. The European Gate network product, which was newly introduced in Austria, enables customers to conveniently effect all payments to any country from a single point of entry within our banking network.

Documentary business and guarantees

In the field of documentary business and guarantees – following instalment of the new IT platform in 2006 – we have now introduced a new additive customer system. Via our BusinessNet portal for corporate customers, Tr@de Connect creates an online channel for customers to open and conclude documentary business transactions. By the end of 2007 about 20% of our customers were already using this channel to access their Bank Austria service platform faster and more efficiently.

Export and investment promotion and finance

Our customers' brisk investment activity at home and abroad continued in 2007. Long-term export finance arrangements often created cross-selling opportunities, allowing us to win additional business and new account relationships for our banking subsidiaries in CEE. Bank Austria established a network of European Competence Centers in that region, which provide consulting services to our Austrian and regional corporate customers – an important measure for enhancing customer loyalty.

Based on our initiative we can now offer our customers the possibility of having export-related guarantees secured by the Republic of Austria. The first beneficiary of this innovative solution was Christ Water Technology AG, based in Upper Austria, a worldwide leading provider of systems and services for ultra-pure water and drinking water production.

Corporate finance guaranteed even in times of crisis

In 2007 and 2008 the repercussions of the serious crisis in US low-quality mortgage lending, the sub-prime crisis, spread to Europe. The bursting of the bubble also affected European banks and insurance companies because of their exposure to securitised credit market instruments. As a result, the interbank market temporarily dried up. Rather than satisfying reciprocal liquidity requirements, banks stopped trusting each other and discontinued refinancing operations, so that the funds required for corporate business financing temporarily ceased to flow. Rumours of a credit crunch began to spread.

But the opposite is true: banks in Europe and in Austria are still granting loans. At 7.3% in December 2007, growth in corporate customer financing attained a level not seen in over ten years. Nor did domestic banks fully pass on higher liquidity sourcing costs to their customers. The increase of money market interest rates, for instance, which soared by 115 basis points (December 2006 through December 2007), was much more pronounced than the increase of lending rates for corporate loans, which rose by only 85 basis points in Austria.

As a bank with a clear European focus, UniCredit Group has not been affected by the sub-prime crisis in terms of any substantial amount or risk exposure either through business commitments or with regard to its own investments. Thanks to its strong refinancing base within the banking group, Bank Austria has had no problems in continuing its financing activities for Austrian businesses without interruption.

Structured Finance

Structured finance solutions are of growing importance because they are designed to match the actual financial strength of the respective company in the coming years. Bank Austria is the traditional market leader in the field of structured finance, which encompasses project and acquisition financing as well as complex corporate financing. Numerous mandates which we receive from our customers are due to our renowned, excellent expertise in arranging transactions – an example is the Novomatic group of companies, for which we provided a € 100 m financing facility that the company needed to fund its international expansion.

Private equity/mezzanine capital

Private equity investments and mezzanine capital are financial solutions for funding acquisitions and expansion projects in the medium-sized business segment. BA-CA's Private Equity Group comprises three private equity funds and a mezzanine fund. It manages a portfolio comprising a (pro-forma) group of companies with an annual operating income of € 171 m and 4,600 employees.

Factoring

The Austrian factoring market is underdeveloped in comparison with other European countries but is growing faster than the domestic credit and leasing market. Through the acquisition of a 48% stake in FactorBank, a shareholding interest held by competitors until 2007, Bank Austria has significantly expanded its activities in the factoring segment. Based on close interaction between FactorBank and the Corporates Division, we will continue to broaden the spectrum of our activities, achieve above-market growth and assist our corporate customers in their efforts to enhance liquidity through the sale of receivables.

Accentuating the advantages of the network for our customers

UniCredit Group was the first network bank to identify the broadly-based trend in the internationalisation of European small and medium-sized enterprises. Cross-border business is a key factor for future success, both for medium-sized companies and for the bank accompanying them into these markets. Following up on our many years of development work, in 2007 we again invested substantially in the segment of corporate customers who are active in at least two of the countries covered by our network – with the objective of enhancing cross selling and up-selling.

Our initiatives are aimed at facilitating the expansion of medium-sized businesses into international markets. We can offer them our greatly enlarged network of banks in active support of a risk-mitigated and financially viable expansion. Within the network of UniCredit Group, customers are offered uniform service standards along with a range of products offered Group-wide under the same name and with the same product features: with Cross-Border Account Opening and Cross-Border Plus Credit, two strong new products were added to our range of products and services in the autumn of 2007. Additionally, network officers were defined whose responsibility is to introduce newly acquired customers into the local markets and provide assistance in overcoming entry barriers.

Leasing

The strategic importance of leasing operations within UniCredit Group has increased substantially: over the past years, the European leasing market has been growing by about 10 % annually, and the contribution from leasing business to overall Group profits is rising. We have therefore bundled leasing business within UniCredit Corporate Division as an international product line under the "UniCredit Leasing" master brand with a view to further enhancing the effectiveness of our operations in the market.

UniCredit Leasing offers retail and corporate customers a wide range of services in the areas of vehicle, equipment and real estate leasing. The company is also active in niche areas such as aircraft finance, yacht and residential property leasing. Complementary services include insurance, construction management and fleet management. Based on its extensive international presence, UniCredit Leasing has strong expertise in cross-border business. Working closely with local banks in the Group, UniCredit Leasing can provide customers with financing solutions to meet their specific needs.

Companies in 16 countries have been bundled under the management structure of UniCredit Global Leasing S.p.A., a sub-holding company based in Milan. This move has created Europe's largest group of leasing companies by volume of new business, which in 2007 totalled € 12.1 billion, with close to 3,000 employees and net profit of € 204.7 m.*)

UniCredit S.p.A. has a shareholding interest of 67.41 % in the Milan-based sub-holding company, and BA-CA AG holds 32.59 %; UniCredit Global Leasing S.p.A. was established in April 2007. The shareholding interests reflect the value of business transferred to the company. In 2007, the names of most of the local leasing companies were changed to "UniCredit Leasing", BA-CA Leasing will be rebranded in the second quarter of 2008.

In **Austria**, domestic business was spun off from CEE business, BA-CA Leasing can now fully concentrate on its activities in the Austrian market. With a new business volume of € 780 m in 2007 and 350 employees, the company regained the market leadership position. BA-CA Leasing is also market leader in the growth segment of equipment leasing.

The Vienna Branch of UniCredit Global Leasing S.p.A. has responsibility for managing the Group's entire **CEE business**. UniCredit Leasing is the largest provider of leasing services in the CEE growth market, with new business totalling € 3.4 bn. In 2007, leasing units in CEE achieved average growth of almost 39 % in their profit before tax over 2006.

In December 2007, UniCredit Leasing won the "Deal of the Year" award from Leasing Life, a UK-based leasing magazine, for the largest leasing transaction in CEE to date. The deal, handled by the Croatian subsidiary, was a sale-and-leaseback transaction in the amount of € 158 m involving 79 low-level streetcar wagons for the City of Zagreb.

UniCredit Leasing Group will focus on further expanding its market leadership position in Europe and opening up new markets in 2008. For this purpose, subsidiaries in Estonia and Lithuania are in the process of being established.

*) figures without Yapı Kredi Leasing, Pekao Leasing, BPH Leasing, IMB Leasing and Capitalia

Markets & Investment Banking (MIB) Division

Good performance despite market turbulence.
Further bundling of investment banking activities under UniCredit CAIB AG



"In 2007, the cross-regional structure of UniCredit Markets & Investment Banking proved effective: within this network, our trading activities are broadly diversified, we have a clear regional focus on A+CEE and the standing of a bank of European stature. Our investment banking activities benefit from the customer base and expertise of the entire UniCredit Group."

Wilhelm Hemetsberger
Member of the Management Board
with responsibility for the
Markets & Investment Banking Division

Coping well with a difficult second half-year

Trends experienced by Bank Austria's MIB business segment in the first six months of 2007 differed greatly from those in the second half of the year: while MIB achieved a record performance in the first half-year, the latter part of the year saw a global market correction in major segments, triggered by the US sub-prime crisis.

Thanks to the broadly diversified business portfolio, and despite market turbulence, the MIB business segment generated a good result for 2007 as a whole. MIB benefited especially from the diversification of trading activities – by market segment and region – and from the large proportion of customer-driven business. The growing importance of advisory services, which have been intensified over the past years, is also reflected in performance. For 2007 as a whole, the MIB business segment of Bank Austria met the revenue targets set internally at the beginning of the year (–0.8 %).

Serving the market in an international network

The coordinated approach in the cross-regional network of UniCredit Markets & Investment Banking proved to be particularly effective in this context. It helped the entire cross-regional Division and its units on the basis of local responsibility to safely negotiate the difficult market environment prevailing in this period. On the basis of global product lines and global product responsibility, management was able to make appropriate decisions in response to market developments.

Bank Austria's MIB activities are integrated in UniCredit Group's Markets & Investment Banking Division and have their own focal areas: MIB is responsible for the Austrian market and for EEMEA markets.

This organisational set-up enables the MIB Division of Bank Austria to focus on its core markets while using advantages provided by UniCredit Group's cross-regional network. Based on the network, MIB can benefit from stronger innovative capabilities and is supported in its market activities by the standing of a pan-European market participant.

Apart from integration in the cross-regional Division, another essential factor is proximity to customers. The Group's customers include a steadily increasing proportion of companies using capital market products, and CEE markets are developing at a rapid pace.

In addition to regional focuses, the wide diversification of business activities is an important success factor supporting the sustainability of profit contributions from MIB; in the past – and again in 2007 – the MIB business segment proved that it can contribute to profits on a sustainable basis. The wide range of Markets & Investment Banking operations is virtually combined within three areas:

- Markets
- Investment Banking
- Principal Investments

Performance in 2007

In the first quarter of 2007, MIB generated operating income of € 166 m, a significant increase over the same period of the previous year (+25%), although a temporary phase of correction in February/March caused strong movements in capital markets. The second quarter of 2007 was characterised by a steady increase in short-term interest rates, rising share prices and a stronger euro. Volatility levels and credit spreads of corporate bonds and emerging markets bonds fell to low levels, a development which benefited investment banking activities in particular. In the first half of 2007, the MIB business segment generated revenues of € 299 m, a figure matching three-quarters of total revenues in 2006 as a whole and exceeding the comparative figure for the first six months of 2006 by 34%. Revenue growth in the first half of the year was achieved mainly through the performance of equity trading, equity sales and fixed-income and derivatives trading in the currencies and markets of the CEE region. The Investment Banking area of MIB made a substantial contribution reflected in the doubling of net fees and commissions to € 77 m. The cost/income ratio for the first six months was 37.5%, a low level compared with other investment banks in Europe. ROE before tax reached 87.5%.

The second half of 2007 saw a market correction triggered by the US sub-prime crisis – a situation seen only once in about ten years. This resulted in a massive shift in revenues from net trading income to net interest income and net fees and commissions.

Operating income of MIB in 2007 totalled € 470 m, exceeding the previous year's figure by about 17%. Profit before tax was € 237 m, up by about 15% on the previous year.

Business activities

Markets

Within MIB's Markets area, the sub-prime crisis in the second half of 2007 affected mainly the Structured Credit business. Valuation losses recorded in that business were offset by the very strong performance of other Markets activities:

FICC: The FICC (Fixed Income, Currencies, Commodities) team took full advantage of temporarily high volatility levels to achieve exceptionally good results which far exceeded expectations.

M&A – Financial Advisers CEE/SEE 2007

RANK	BOOK RUNNER	€ M	DEALS
1	Deloitte	2,409	35
2	Deutsche Bank AG	17,406	25
3	**UniCredit Group**	**4,047**	**19**
4	Morgan Stanley	23,905	18
5	Rothschild	3,461	16
6	Citigroup Inc	19,755	13
7	Credit Suisse (formerly Credit Suisse First Boston (CSFB))	13,314	12
8	PricewaterhouseCoopers (PwC) Corp Fin	3,073	12
9	KPMG Corp Fin	2,460	11
10	M&A International Inc	399	11

A particularly large contribution to this excellent performance came from Interest Rate Management, a sector in which revenues were supported by favourable yield curves. As confidence between commercial banks declined, money was traded in the interbank market at high risk premiums in the second half of the year; as a result, shorter maturities became more expensive than longer maturities. Operations took advantage of the resulting yield curve structure and its changes to generate a good performance.

New issue business included a € 1 bn benchmark bond for the Republic of Slovenia. In the Austrian primary market we held a prominent position, lead-managing a number of bond issues including those for Klausner, a sawmill company; Allgemeine Baugesellschaft Porr AG; OeBB Infrastruktur Bau AG; and Ring International Holding AG. In cooperation with Public Sector Financing within the Corporates Division, we placed bonds for Oberösterreichische Gesundheits- und Spitals-AG, Vorarlberger Illwerke AG, Wiener Kommunal-Umweltschutzprojektgesellschaft mbH, and LIG Landesimmobilien-Gesellschaft mbH.

Equities: Equities activities of Bank Austria's MIB sub-group benefited especially from the market position and competence gained in EEMEA markets. Despite market turbulence in the second half of the year, Equities again performed well in 2007, with Emerging Markets Equity Trading and Structuring making a good contribution to results based on the market position and reputation built in this area over the past years. Our teams took advantage of strong demand in primary business and of rising trading volume and high volatility levels to generate a significant increase in fee and commission income.

Institutional Equity Sales achieved strong revenue growth, with a good performance from primary business in Austria and Central and Eastern Europe and satisfactory results from secondary business. Contributions to growth also came from the new client coverage model and intensified cross-selling efforts.

The very good performance was mainly attributable to the CA IB network in EEMEA markets. Revenues were strongly supported by primary market deals and individually structured new issues in customer business. Examples are the capital increases of Immoeast (€ 2.8 bn) and CA Immo International (€ 676 m), the initial public offerings of Warimpex (€ 110 m) in Austria and of the Polish real estate company LC Corp (€ 270 m) as well as the privatisation of Halkbank in Turkey (€ 1.3 bn). Despite the difficult market situation we lead-managed the capital increase of Wienerberger AG (€ 400 m) in September 2007.

Results achieved by Equities were mainly supported by customer business. The difficult market environment in the second half of 2007 notwithstanding, Equities showed a record performance for 2007 as a whole, exceeding the already excellent results achieved in 2006 by over 60%. This success reflects CA IB's outstanding position in the Austrian/CEE market and the confidence placed in CA IB by its customers.

Stock market developments were unable to escape the impact of the liquidity crisis in 2007; the repercussions of the crisis impacted new customer transactions, creating uneasiness among investors. While equity trading held its ground in a highly volatile market environment, results from these activities were slightly lower than in the previous year on account of general market turbulence.

Steady revenue growth in Markets & Investment Banking thanks to diversified business activities (€ m)


500
450
400
350
300
250
200
150
100
50
0
−50
165
255
274
402
470
2003
2004
2005
2006
2007
Net interest income
Net fees and commissions
Net trading, hedging and fair value income
Net other expenses/income
Total operating income

Structured Credit: After a very good performance in the first six months of 2007, Structured Credit was affected by the worldwide consequences of financial market crisis in the second half of the year via several channels. Following years of high liquidity in the markets, a global deleveraging process started in July. This resulted in illiquidity, which brought interbank trading in structured products to a standstill.

After two US hedge funds active in this segment encountered difficulties, credit spreads in the secondary market widened abruptly as investors became risk-averse; as a result, valuation prices of structured products (asset-backed securities: ABCP, CDOs, CLOs) came under massive pressure. The markets also saw a decoupling of the prices of credit derivatives from their underlying instruments – normally there is a close correlation between the underlying (loan, security) and the derivative instrument. As available market parameters were taken into account in the valuation of our trading positions (on the assets side and on the liabilities side), this had an impact on results.

Given the very good quality of the trading portfolio in respect of implied credit risk, the impact on performance did not result from writedowns but only from valuation prices.

Corporate Treasury Sales further expanded its position in the market for treasury products. The broadly diversified customer base and the various attractive investment classes supported its performance. The range of services for our bank customers was widened to include a number of new and innovative solutions. The focus of attention in these activities was of course on active management of risks and opportunities.

As our customers make increasing demands on our capabilities, we intensified the customer-focused approach and further refined advisory services for financial transactions. Demand from the corporate sector for interest rate products benefited from the tight monetary policy maintained by the ECB and from the flat euro yield curve throughout the year.

Investment Banking

At the beginning of 2007, the Markets & Investment Banking business segment absorbed the capital market-related business areas of large-volume investment banking, which were transferred from the Corporates Division. These areas were structured finance, syndication business and the entire CA IB Corporate Finance with equity capital markets business, M&A advisory services and merchant banking.

These operations were combined and integrated in MIB. In this way, the various business areas were able to benefit from each other within the MIB Division in terms of know-how sharing, placement power and market presence. This enabled MIB to further strengthen its position in M&A business and its financing activities. The bundling of competencies had a positive impact on results achieved over the previous year, and provided an impetus for other core business. The results from financing business significantly exceeded expectations. Financing was therefore an important source of revenue for investment banking operations, as well as for Bank Austria's MIB business segment.

CA IB Corporate Finance, with responsibility for strategic corporate finance advisory, capital market transactions and investment activities in CEE and Austria, participated in projects in over 50 countries. Key transactions included advising Mid Europa Partners in the acquisition of the Baltic mobile telephone operator Bite (€ 450 m), advising Bulgaria's Cable Tel in the consolidation of the cable TV network in Macedonia and Bulgaria, and providing advisory services for the merger of Aviva International and Ak Life, a Turkish life and pension insurance company.

Central and Eastern Europe will remain the focus of business activities in the future. The strategic acquisition of equity interests in Central and Eastern Europe by companies in Western Europe is still in full swing. It is mostly local customers who will benefit from the combined expertise and the placement power of the entire Group. The strategic approach concentrates on customers in Austria and Emerging Europe.

IB Austria/Emerging Europe

Equity Capital Markets Selected recent transactions

Halkbank	Immoeast	Warimpex	ECM
HALKBANK	IMMOEAST	warimpex	ECM
USD 1,837,000,000	EUR 2,835,000,000	EUR 110,000,000	EUR 107,000,000
IPO	Rights Issue	IPO	IPO
Joint Lead Manager	Joint Gl.Co-Ordinator Joint Bookrunner	Sole Global Co-Ordinator	Sole Global Co-Ordinator
Turkey 2007	Austria/Poland 2007	Austria/Poland 2007	Czech Republic 2006

M & A Advisory Selected recent transactions

Mid Europa	Oyak	BAA	Mittal
MIDEUROPA PARTNERS	OYAK	BAA	MITTAL
EUR 443,000,000	EUR 2,400,000,000	EUR 1,800,000,000	EUR 4,000,000,000
Advisor to Mid Europa Partners on the acquisition of the mobile telecommunication service provider Bité	Advisor to OYAK on the acquisition of 49.27% of Erdemir, a Turkish iron & steel works	Advisor to BAA on the acquisition of 75% minus one share of Budapest Airport	Advisor to Mittal Steel on the acquisition of Krivorizhstal via privatisation auction
Lithuania/Latvia 2007	Turkey 2006	Hungary 2005	Ukraine 2005

Principal Investments
MIB's new Principal Investments business area, which was set up in June 2007, bundles own investments in alternative assets of the Group. Principal Investments within Bank Austria's MIB business segment skilfully manoeuvred its way through the market turbulence in the second half of the year and just succeeded in reaching its revenue targets.

Further bundling of investment banking activities within UniCredit CAIB AG

Besides the market turmoil in the second half of the year, 2007 was characterised by the bundling of investment banking units within UniCredit CAIB AG. CA IB was previously Bank Austria's equity brokerage house. Under the rebranding process within UniCredit Group, the company's name has changed from CA IB International Markets AG to UniCredit CAIB AG.

Bank Austria Creditanstalt AG transferred UniCredit CAIB AG (CAIB) to UniCredit CAIB Beteiligungs AG. In September, the subsidiaries of CA IB Corporate Finance Beratungs GmbH (CA IB CF) were transferred to UniCredit CAIB AG. The two companies were subsequently merged as of 30 September 2007. In October, BA-CA AG sold to UniCredit CAIB AG additional equity interests whose operations are of relevance for Markets & Investment Banking activities.

Further steps were taken to bundle BA-CA's investment activities within this company. CAIB assumed responsibility for the management of important foreign units assigned to MIB (brokerage units in Poland, the UK, and, indirectly, in Russia). The M&A-related advisory activities were transferred to UniCredit CAIB AG when CA IB AG and CA IB CF were merged. The Russian broker house ATON, our broker house in Moscow, was added to the network of UniCredit CAIB AG in the third quarter of 2007.

On the basis of service-level agreements concluded between UniCredit CAIB AG and BA-CA AG, the latter will continue to provide services to CAIB AG, especially for administrative and support activities.

Following the completion of all transfers, UniCredit CAIB AG will be responsible for Institutional Equity Business, Research, M&A Advisory, Equity Capital Markets and Merchant Banking, as well as acting as management company for our direct CEE subsidiary units. In a further step, all Markets business currently run out of BA-CA will be transferred to UniCredit CAIB AG by the end of 2008. This mainly involves the integration of trading-related activities such as Structured Derivatives, Structured Credit, Distribution and FICC.

This is in line with UniCredit Group's business model, according to which international areas of banking business are to be assigned to an international network of operations. Within this framework, BA-CA's MIB business segment has become firmly established as a competence centre for Austria and EEMEA in the areas of investment banking and equity trading for customers.

Based on integration in the Markets & Investment Banking Division of UniCredit Group, the declared objective is to strengthen our leading role in all areas of the Austrian market by the further bundling of resources, as well as through additional competencies and by taking advantage of global expertise, and to position ourselves in Central and Eastern Europe as local partner with the backing of an international network. In doing so, we will focus on dynamic markets such as Russia, Turkey, Ukraine, Kazakhstan and Georgia.

Conversely, we are making equity research for Austrian equities and fixed income/foreign exchange research with a focus on Central and Eastern Europe available to the entire UniCredit Group. This supports equity trading activities for our own account and for customers, and assists the other Divisions of UniCredit Group and external customers.

Outlook
2008 will again be a challenging year for the MIB Division, in a highly complex environment which is expected to remain turbulent. Attention will focus primarily on developments in credit markets.

Another significant feature in 2008 will be the struggle for market share, especially in the growth markets of Central and Eastern Europe. Integration in UniCredit Group's investment banking strategy is enhancing the importance and prospects of business conducted out of Vienna. The bank is competing with global players in a number of business areas, and this benefits the range of services and the quality provided in customer business. We are giving visibility to this standing by benefiting from the global investment banking brand "UniCredit Markets & Investment Banking". Our strategy will be based on continued wide diversification and a clear regional focus. We continue to see strong growth potential in CEE markets and in specific business lines. Additionally, integration and related improvements in capacity and cross-selling opportunities will be accelerated.

Although markets are sending mixed signals, we are optimistic about the 2008 financial year.

Central Eastern Europe (CEE) Division

Governance structure established, integration programme successfully completed. Further strategic acquisitions. Organic growth.



“With our cross-regional business model, we are not merely pursuing internal objectives: we want to offer customers, wherever they are active, access to UniCredit’s unique network and banking services meeting the highest standards. We are the banking infrastructure for a Europe that is growing together.”

Federico Ghizzoni
Member of the Management Board
with responsibility for the CEE Division

2007 was a very important and successful year for Bank Austria's CEE business in many respects. The bank and its various predecessor institutions have built business in Central and Eastern Europe for over 30 years, creating a strong base. Then the bank integrated HVB's CEE banking subsidiaries in its CEE business segment. And with the transfer of all CEE banking subsidiaries of UniCredit Group except those within Poland's Markets to Bank Austria, which acts as sub-holding company, the Central Eastern Europe Division has attained the status of undisputed market leader. An even more important factor is operating performance: 2007 was a very successful year for all banking subsidiaries in Central and Eastern Europe.

CEE sub-holding company for UniCredit

At the beginning of 2007, Bank Austria took over the sub-holding company function for the CEE banking subsidiaries of UniCredit Group smoothly and as planned: with the exception of operations managed within Poland's Markets, the banking subsidiaries in CEE countries form Bank Austria's CEE business segment and the CEE Division of UniCredit. (For details of the transfers at arm's length, see note 2 to the consolidated financial statements on pages 141 to 143 of this Annual Report.)

▶ We thereby established a clear governance structure at the beginning of 2007 – the precondition for the roll-out of the UniCredit business model, which will enable us to efficiently use the enormous potential available in this growth market.

From Bank Austria's perspective, the assumption of the sub-holding company function for CEE operations of UniCredit marked a substantial increase in size, although the disposal of Polish operations, which are now managed within Poland's Markets, a separate UniCredit Division, involved the sale of a large-volume and highly profitable bank, as a result of which it was no longer included in the group of consolidated companies. A comparison of the reported figures for the old business segment with the pro-forma figures for 2006 shows a significant increase in revenues, profits and value creation (marginal EVA) of between 50 % and 60 %, and in risk-weighted assets (average RWA) of more than 70 % (based on figures consolidated for UniCredit).

	OPERATING INCOME (€ m)	PROFIT BEFORE TAX (€ m)	AVERAGE RWA (€ bn)	EVA[1] (€ m)
BA-CA CEE Division 2006 (old)	1,725	655	24.7	247
Net consolidation effect	1,063	355	18.0	140
Change in %	62 %	54 %	73 %	57 %
BA-CA CEE Division 2006 (pro forma)	2,788	1,010	*42.7*[2]	387
Increase in operating performance in 2007	**579**	**332**	**3.8**	**194**
Change in %	**21 %**	**33 %**	**9 %**	**50 %**
Bank Austria's CEE Division 2007 (new)	**3,367**	**1,342**	**46.6**	**581**

1) Marginal Economic Value Added
2) Average risk-weighted assets (intercompany items eliminated pursuant to UniCredit consolidation)

▶ This effect reflects the new structure within UniCredit Group, an institutional change. More importantly, since the beginning of 2007, the new group of consolidated companies covers a large perimeter encompassing 18 countries with operations under uniform management – all of these countries are growth markets with significant medium-term and long-term potential, where business can now be further developed.

▶ The performance indicators of the Central Eastern Europe Division for 2007 provide clear evidence of this potential: based on volume expansion of about 10%, the Division increased its operating income by one-fifth, its profit before tax by one-third, and Economic Value Added by one-half.

Integration successfully completed

Set up in 2006, the integration programme of the CEE Division (integration projects relating to our 22 banks in 16 countries) was successfully completed in 2007. It comprised the following projects:

Merger countries: In Slovakia, the Czech Republic and Romania, mergers of 2 or even 3 banks were completed both legally and technically in the course of 2007 (in Bosnia and Herzegovina in February 2008). The merged banks in Slovakia, Romania and in Bosnia and Herzegovina now use the CORE02 application platform, BA-CA's standard application system for CEE. The new UniCredit Group system EuroSIG was introduced in the merger programme in the Czech Republic. For Bulgaria we decided to use the application FlexCube from the company iFlex, a system which is also currently being implemented in Russia.

Integration countries were Russia, Estonia, Latvia, Lithuania, Croatia and Turkey. In these countries without local mergers, the effort within the integration programme concentrated on integration in the BA-CA sub-holding company. The integration focused on regulatory reporting, management information system and risk management as well as the establishment of group standards. In the Baltic countries, the integration programme also included the transfer of the previous HVB branches in Lithuania and Estonia to the banking subsidiary in Latvia and the implementation of CORE02 in the new pan-Baltic bank.

Rebranding: The UniCredit Bank brand is used in most countries, amended by the previous local brand name for countries with a strong local brand presence. The rebranding process, which aimed at using the UniCredit brand throughout CEE to underline its performance capabilities and the standing of a leading international banking group, was completed in 2007.

In 2007, we introduced uniform cross-regional management information systems (MIS) for efficient management and control of the Group. They are also a prerequisite for meeting Basel II requirements and for coordinating treasury operations and capital management.

Acquisitions

In 2007, we enlarged our CEE network by two major acquisitions in Kazakhstan and Ukraine. Programmes to fully integrate the two banks with regard to business strategy, operations processes, IT, reporting and standards are underway.

In June 2007, Bank Austria signed an agreement with the shareholders of **ATF Bank** in Kazakhstan to acquire a majority stake in the bank and in November 2007 the transaction was closed.

With consolidated assets of € 5.6 bn at year-end 2007 and a market share of 9.2% in total assets as of 30 September 2007, ATF Bank is the third-largest bank in Kazakhstan. ATF offers a broad range of financial products through its branch network of 140 outlets throughout Kazakhstan as well as subsidiaries and affiliates (including leasing and pension fund companies). Furthermore, ATF has subsidiaries and affiliates in Kyrgyzstan, Tajikistan and Russia (Omsk region).

In corporate banking, the focus is on diversifying the customer base. In the SME segment, the bank is engaged in cooperation programmes with international institutions such as the World Bank, EBRD and KfW. The successful integration into the UniCredit Group and a further branch expansion are top priorities for 2008. The bank is also committed to developing its SME banking activities and intends to open additional branches for servicing SME customers.

In January 2008, we finalised the acquisition of 94.2% in **CJSC Ukrsotsbank** (USB), Ukraine. As of 31 December 2007, USB was the fourth-largest bank in Ukraine by net customer loans (€ 3.2 bn, +68% over 2006, representing a market share of 5.8%) and also by customer deposits (€ 1.6 bn, 5.5% market share). At the same date, USB had total assets of approximately € 4.2 bn. USB's business model is primarily oriented towards retail banking (48% of the loan portfolio and 8.6% market share as of 31 December 2007) coupled with a solid presence in the corporate and SME sectors, which accounted for the residual 36% and 16% of the loan portfolio, respectively. As of December 2007, USB's network consisted of 508 branches.

CEE new: perimeter…

The CEE Division's geographical perimeter covers 24 countries, with operating units active in 18 countries (and representative offices in Belarus, Macedonia and Montenegro). The total population in these countries is 331 million; Russia alone has 142 million inhabitants, followed by Turkey with 71 million inhabitants. Seven countries are EU member states with a combined population of 64 million, with Bulgaria and Romania accounting for 30 million.

The extensive network of banking subsidiaries in CEE covers the entire region. 44,000 employees serve about 19 million customers in about 1,900 branches. In most CEE countries, the subsidiaries are among the leading banks; in this context, differences in the degree of concentration and in the size of the various countries should be noted. Measured by total assets we are among the top 5 banks in 10 countries; in three countries – Croatia, Bulgaria, and Bosnia and Herzegovina – we are the number 1 bank. Market share (calculated on a pro-forma basis) is highest in Croatia (23 %), followed by Bosnia and Herzegovina (22 %) and Bulgaria (15 %). In the EU member states, market share ranges between 5 % and 8 %, in Turkey it is over 9 %. In Russia, our operations have a market share of under 2 %, though in a very large market and with a currently still specialised structure of activities. With total assets of about € 130 bn, operating income of € 5.4 bn and profits of € 1.7 bn, the CEE network of UniCredit Group is double the size of the network of the nearest competitor.

… and results

On a like-for-like perimeter basis, the CEE business segment generated an increase of € 332 m – exactly one-third – in profit before tax, which rose to € 1,342 m. **Operating income** (€ 3,367 m) rose by € 580 m or 21 % compared with the pro-forma figure for 2006.

Growth in CEE was achieved with significant cost efficiency and a comparatively low provisioning charge: in 2007, **operating expenses** (€ 1,729 m) exceeded the pro-forma level of the previous year by € 172 m or 11 %. The cost/income ratio improved from 55.9 % to 51,4 %. This improvement reflects synergies from local mergers and general cost discipline. In view of investment in organic growth of current business, the level of cost efficiency is remarkable: in the course of 2007, we opened 85 branches in Turkey, 17 in Russia, 9 in Romania and 7 in Hungary. In 2007, **net writedowns of loans and provisions for guarantees and commitments** rose by 19 % to € 211 m compared with the pro-forma figure for the previous year. This development is explained by volume growth, as can be seen from the decline in the risk/earnings ratio (also on a like-for-like perimeter basis) from 10.0 % to 9.8 %.

Details of the income statement of the CEE business segment are included in the segment reporting section of the Management Report of the Group on page 124ff. of this Annual Report.

Market potential…

The CEE countries, though differing widely in terms of economic structure and level of development of local banking markets, continue to offer enormous business potential. This results from above-average economic growth, progressive financial intermediation – reflected in lending growth and now increasingly also in domestic savings deposits and investments – and the growing market penetration with modern products and services.

While real economic growth in CEE, at almost 7 %, may have reached the cyclical peak in 2007, the underlying trend is still fully intact, supported by long-term structural changes and the catching-up process. Therefore we expect growth in the CEE economies to slow to 5.7 %, a rate that is slightly lower, yet still far above average. In combination with a more restrictive monetary policy in view of growing inflationary trends and with the general widening of credit spreads, this will also have an impact on growth rates in the banking industry. However, although the economic momentum in CEE as a whole will slow down in the next few years, the revenue pool will still increase by over 20 % (after about 30 % in the past years).

… and strategy

The CEE Division is very well placed to exploit this potential:

● A broadly **diversified presence in the large CEE region,** from the EU member states in the western part, Russia and Turkey all the way to the Central Asian markets of the future, which are rich in raw materials.

● All integration activities have been completed, now the focus is on **growth of operating activities,** with selective acquisitions taken into consideration whenever opportunities arise to strengthen the base of operations.

● We are swiftly implementing the divisional **business model** of UniCredit Group: our strategy of expansion is based on a country-by-country approach differentiated according to specific market features. We will however use the opportunities resulting from our extensive network and use UniCredit's decisive competitive advantage: economies of scale in production, use of locational advantages in Global Banking Services.

In line with our **value management** objectives, we aim to achieve revenue growth at a rate exceeding volume expansion, as in 2007. Given the pressure on margins resulting from interest rate convergence and competition in the CEE markets, the key factor will be to grow not only with classic on-balance sheet loans and deposits, but to promote capital market-related products, asset management and fee-based services.

▶ Having created a uniform structure in our network through the integration projects, we are now focusing our attention on implementing our **strategy of organic growth.** In large, high-growth countries like Russia, Turkey and Romania, we are developing our business, which is partly still dominated by the corporate customer segment, into universal banking operations. We are planning to open about 950 branches in several key markets by the end of 2009. In other countries we take a more selective approach, focusing on specific segments and products, and bringing UniCredit Group's strengths to bear in our entire network via our **cross-regional product lines.**

Cross-border initiatives

The above-mentioned brand architecture underlines the most visible feature of the CEE Division: the ability to serve customers **across borders** while meeting their individual needs by incorporating **local specifics.**

In **corporate banking**, homogeneous **customer segments** and shared business models as well as efforts to standardise the product range are prerequisites for offering our customers access to our entire **network** from any location. Offering a "single point of entry" is the philosophy behind Cross Border Business Management (CBBM), an approach which has already been implemented in business with large corporates through Global Account Management. CBBM is supported by special cross-border products for corporate customers active in more than one country.

Global product lines such as Global Transaction Banking, leasing and commercial real estate business have been established. They act as a vehicle for know-how transfer in the entire UniCredit Group, giving effect to the advantages of a large bank in smaller countries, too. Moreover, global product lines act as hubs linking supply (e.g. Western institutional investors) and demand.

A cross-border partnership programme was put in place also in the **retail banking** sector with a view to developing a best-in-class SME service model in selected CEE countries leveraging on internal best practice. The project rests on four key pillars: Products, Segments, Sales & Service Model and Credit Process. The partnership nature of the project is based on strong cross-functional involvement and cooperation between business units, risk specialists, GBS and Human Resources. In 2007, the project was rolled out in Romania and Bulgaria. Based on market potential, Russia, Ukraine, Croatia and Poland are lined up as second-wave countries for 2008. Furthermore, the CEE Division has been investing in strategic **customer satisfaction** initiatives across the region, working to spread the customer-oriented culture.

Other initiatives which are under way have been launched to bundle **asset management** and **investment banking** activities; in this context, bundling does not mean centralising but creating a multipolar structure with optimal division of labour.

Global Banking Services (GBS), a global UniCredit division, performed an essential function in the entire integration process, maintaining cost effectiveness, unlocking synergies and using locational advantages in the long term with a best practice approach. Projects range from process design to IT harmonisation, facility management and Group-wide procurement. The cost synergies which GBS seeks to achieve are not only "quick wins" but will also enhance performance in customer business on a sustainable basis.

CEE Division





	MARKET SHARE Q3 2007 (%)	RANKING 31 DEC. 2006
Russia, UniCredit Bank	1.8	8
Estonia, UniCredit Bank	0.8	7
Latvia, UniCredit Bank	2.0	10
Lithuania, UniCredit Bank	1.3	9
Poland, Bank Pekao (Poland's Markets Division of UniCredit)	17.5	1
Ukraine, UniCredit Bank, Ukrsotsbank	1.0 1)	6 1)
Czech Republic, UniCredit Bank Czech Republic	7.2	4
Slovakia, UniCredit Bank Slovakia	8.1	5
Hungary, UniCredit Bank Hungary	6.2	7
Romania, UniCredit Tiriac Bank	5.1	4
Slovenia, UniCredit Banka Slovenija	5.2	4
Croatia, Zagrebačka banka	23.1	1
Kazakhstan, ATF Bank	9.2 2)	3
Serbia, UniCredit Bank Serbia	4.2	5
Bulgaria, UniCredit Bulbank	15.1	1
Turkey, Yapı Kredi	9.1	5
Bosnia and Herzegovina, UniCredit Bank Bosnia and Herzegovina and Nova banjalučka banka	22.0	1

1) excluding Ukrsotsbank / 2) as of 1 October 2007, preliminary figure
Source: CEE Research

Baltic states:
UniCredit Bank



Latvia

Population	2.3 million
Area	64,590 sq. km
Capital	Riga
Currency	Latvian lat
GDP (nominal)	€ 19.5 bn
Per capita GDP	€ 8,560
GDP growth in 2007 (real)	10.7%

After peaking in the second half of 2007, the growth rate of Latvia's economy began to fall off, with a clear slowdown in growth anticipated for 2008. A further tightening of fiscal policy and a pro-active approach of the central bank will help to support a 'soft landing' of the economy and prevent a major risk of over-reaction. Despite some signs of a slight improvement, the weaker global environment characterised by a re-pricing of risks further highlights the risks in terms of external imbalances.

Lithuania

Population	3.4 million
Area	65,300 sq. km
Capital	Vilnius
Currency	Lithuanian litas
GDP (nominal)	€ 28.0 bn
Per capita GDP	€ 8,272
GDP growth in 2007 (real)	8.7%

The Lithuanian economy suffered from the impact of the liquidity crisis in 2007; this was reflected especially in local interest rates. But the economy continued to grow steadily, peaking in the third quarter of 2007. The current environment may lead – especially in lending business – to a loss of momentum. If this should be the case, a hard landing of the economy can be avoided, even if we expect concerns over an overheating of the economy to diminish only gradually, with the current account deficit and inflation remaining high. The high inflation rate does not support convergence to the euro area, which is not expected before 2011.

Estonia

Population	1.3 million
Area	45,230 sq. km
Capital	Tallinn
Currency	Estonian crown
GDP (nominal)	€ 15.4 bn
Per capita GDP	€ 11,470
GDP growth in 2007 (real)	7.5%

Real GDP growth slowed to 4.5% yoy in Q4 2007, bringing GDP growth to 7.5% yoy in 2007 as a whole. Weaker growth in industrial production and in retail sales in late 2007 (–2.2% yoy and 4.7% yoy, respectively in December) also point to a slowdown in economic activity. Inflation has increased significantly. Consumer prices were 9.6% higher in December than a year earlier and increased by 6.6% for the year as a whole.

UniCredit Bank

2007 started with a change of shareholder. Bank Austria Creditanstalt AG became the new and sole shareholder of AS "UniCredit Bank", acquiring 100% of the bank's shares on 10 January 2007. Following the rebranding strategy of UniCredit Group, the bank changed its name from HVB Bank Latvia AS to AS "UniCredit Bank" on 19 February 2007.

To achieve a stronger market position in the Baltic countries, AS UniCredit Bank, Riga, was transformed into a new pan-Baltic bank with its head office in Latvia (Riga) and two branches in Lithuania (Vilnius) and Estonia (Tallinn), as well as two corporate offices in Latvia (Riga) and Lithuania (Klaipeda). All customers of the Vilnius and Tallinn branches of HVB were transferred to the new branches of the bank in Lithuania and Estonia as of 1 September 2007.

Following a strategic decision of UniCredit Group, the bank sold 2% of its shares in SIA UniCredit Leasing to UniCredit Global Leasing SPA. The bank remains a main strategic partner with a 49% shareholding.

The bank continued on its path of growth by providing services in corporate banking, including trade finance, private banking and commercial real-estate finance. The bank's strength is based on the experience acquired by the Group in markets of industrial countries such as Italy, Germany and Austria, and is reflected in their participation in numerous syndicated loans in the region. Due to their geographical location, the 3 Baltic states are a hub and gateway to developing markets in Russia and Poland which are experiencing further growth, and which are key target markets for the Group.

Bosnia and Herzegovina:
UniCredit Bank Bosnia and Herzegovina

Outlook
In 2008, the bank will maintain its main focus on corporate customers and will broaden its services to small and medium-sized enterprises. To this end the bank will open further corporate offices in Latvia and Lithuania.

With the implementation of the new CORE banking system in 2007, the bank initiated further steps toward the introduction of its GlobalWebSolution (GWS), an internet-based cash management system and OPUS/Wallstreet, a portal for treasury products and services.

€ m	2007	2006
Customer loans	828	647
Customer deposits	144	203
Operating income	14.0	16.1
Profit before tax	4.3	2.7
Cost/income ratio	75.6%	65.0%
Employees (full-time equiv.)	173	162
Branches	5	4



Population	3.8 million
Area	51,130 sq. km
Capital	Sarajevo
Currency	BAM
GDP (nominal)	€ 10.6 bn
Per capita GDP	€ 2,748
GDP growth in 2007 (real)	6.7%

Robust credit growth, a strong rise in output of the manufacturing sector and wage rises all point to strong growth in 2007. 2008 will be another year of buoyant economic growth despite a bleaker outlook for the global economy. The currency board arrangements will remain in place, while the domestic political environment raises the question on whether agreement will be reached on the the new constitution, and if the Stabilisation and Association Agreement (SAA) with the EU will be signed.

In 2007, the main focus was on the merger between UniCredit Zagrebacka banka, Mostar, and HVB Central Profit Banka, Sarajevo to form the new UniCredit Bank which was successfully completed in February 2008. Together with Nova banjalučka banka in the Serbian entity of the country, UniCredit Group is the largest bank in the country with a market share of 22% and serving 1 million customers through 166 branches.

UniCredit Bank Bosnia and Herzegovina

UniCredit Bank launched its activities in the Bosnian and Herzegovinian market on 1 March 2008. It was created through the integration of two independently operating and successful banking institutions – HVB Central Profit Banka and UniCredit Zagrebačka banka. Implementing a spirit of "first truly European bank", the bank holds a leading role on the B&H market by delivering high-quality products and services to individual clients, private customers, small and mid-sized businesses, as well as large and multinational corporations.

Retail
The Retail Division offers the retail, affluent and small business client base a full range of high-quality, reliable services. The main focus of the Retail Division in 2007 was to maintain the growth trend in both the private customer and business customer segments.

The network was not expanded by opening new branches, but the quality of the network was enhanced by refurbishing 6 branches completely and one partially. With a total of 100 branches, we are the leading bank on the B&H market.

During 2007, the Retail Division achieved excellent results in loans to private and business customers, mainly due to competitive housing loans, but several actions also aimed at expanding the existing portfolio of loans proved to be good and profitable. The bank also worked on improving its offer in electronic banking and card services to private customers, confirming its leading market position in card business.

The steady improvement of service quality was confirmed by two mystery shopping rounds, making us the most client-oriented bank.

Corporate

The Corporate Division is dedicated to serving medium-sized to large businesses, providing tailor-made services designed to be the best in the market. Proximity to the client is ensured by a decentralised service model, enabling a faster, more effective response to customer needs. By offering a wide range of short-term and long-term financing products, deposit operations, payment transactions and a variety of card products, the Corporate Division provides financial and consultant support in client-related operations.

In 2007, e-banking users and the number of respective transactions continued to grow, which proved that clients recognised the relevant advantages and facilities provided by this distribution channel. Cross Border Client Group service standards were implemented with a view to reinforcing relations with corporate clients of the whole UniCredit Group.

In the course of last year, successful cooperation was continued with international financial institutions such as the USAID Guarantee Fund, KfW, EBRD, DEG, EIB and the World Bank. For development purposes of small and medium-sized enterprises, the bank also develops relations with important domestic institutions.

Markets & Investment Banking

Our Sales Unit has continued to conduct sales with a focus on clients and client relationships. We have successfully managed to execute our new product FX Forward with a time option, with excellent feedback from our target customers. We are still the leading competitor in FX derivative products as we are offering the most FX products in comparison to other banks in our country. In the next period our goal is to increase customer awareness of hedging possibilities and of our products as tools for this purpose. We are the leading local market maker for FX and MM products. Due to the currency board in place in the country, trading possibilities on the local market have been limited.

Our focus in 2007 was to assist our regulators and professionals in the securities market to make the market more attractive and safe to invest in. We have organised a number of visits of reputable foreign investors to share their views on the developments required in the future and to contribute their expertise in the mutual interest of all parties involved.

Outlook

In 2008, based on the strengths of the two predecessor banks, we intend to create an even larger and more successful bank with better business conditions for our clients, i.e. to further improve the product range and service quality.

Nova banjalučka banka, a.d.

Nova banjalučka banka (NBB), established in 1911 in Banja Luka, is a bank with a long-standing tradition in the country. NBB was acquired by Bank Austria Creditanstalt at the end of 2005. The bank serves over 230,000 private customers and more than 16,000 business customers through 66 branches.

In 2007, the bank's total assets increased by 32% to BAM 519 m, supported by a significant growth of business volume (loans to customers +21%, deposits +49%).

Retail customers – private and small business customers

Total lending volume in the retail customer segment increased by 25% to BAM 178 m, mainly due to new placements in the private customer segment. Quick loans account for most of the approved loans, but housing loans also showed a growing trend. The total volume of retail deposits rose by 8% to BAM 132 m.

Corporate customers

In 2007, the corporate segment kept a significant position in business with state-owned companies and government agencies. The bank also focused on expanding business with medium-sized and large companies. The volume of loans increased by 10% to BAM 88 m, and deposits, risingby 100%, totalled BAM 269 m, also due to a large deposit which NBB received from the Ministry of Finance in the Serb Republic.

Outlook

NBB intends to achieve further growth, winning new customers by offering innovative products and attractive terms. In 2008, NBB will start with a rebranding process using the UniCredit Bank brand supplemented by the local brand name. Together with UniCredit Bank Bosnia and Herzegovina, NBB will form the country's leading banking group.

€ m	2007	2006
Customer loans	540	443
Customer deposits	672	559
Operating income	111.6	49.2
Profit before tax	32.3	2.5
Cost/income ratio	65.4%	72.4%
Employees (full-time equiv.)	1,820	1,834
Branches	166	174

Combined figures for UniCredit Bank Bosnia and Herzegovina and Nova banjalučka banka.

Bulgaria:
UniCredit Bulbank



Population	7.6 million
Area	110,990 sq. km
Capital	Sofia
Currency	Bulgarian lev
GDP (nominal)	€ 28.7 bn
GDP per capita	€ 3,760
GDP growth in 2007 (real)	6.1%

Despite a disappointing year for the agricultural sector, growth momentum remained strong in other areas of the economy in 2007, supported by the strong accumulation of physical capital and buoyant consumption. Prospects for growth remain good also for 2008, although a worsening of global conditions is likely to have a negative impact on investment growth, resulting in a slight slowdown of GDP growth.

UniCredit Bulbank

UniCredit Bulbank is the result of the three-way merger of Bulbank, HVB Bank Biochim and Hebros Bank which was completed in 2007. UniCredit Bulbank is Bulgaria's largest bank and serves over 1.1 million customers. Its leading position is evidenced by its market shares: 15.3% in total assets, 14.0% in total loans and 16.6% in total deposits. UniCredit Bulbank offers its diverse product range to customers through a network of 260 branches and alternative but increasingly popular channels such as electronic and telephone banking.

The bank's handling of the main integration challenges has been very successful. Among the main achievements in this area are the technical merger and data migration to the core target system, the legal merger, the implementation of the target organisational structure, the design and implementation of a new service model in all business areas, the re-branding in accordance with group standards and the optimisation of the branch network.

In 2007 total revenues of UniCredit Bulbank increased by 13.9%, reaching BGN 524.2 m. Net operating income was up by over 19% to BGN 295.7 m.

The Group's total assets rose by 21.1% to BGN 9,060 m; gross loans increased by 25.3% to BGN 5,433 m, with somewhat higher growth in corporate lending. Financial assets decreased by 7.8% to BGN 1,067 m as more funds have been channeled into the expansion of lending activities. Customer deposits increased by 16% and as of 31 December 2007 amounted to BGN 6,339 m.

Retail customers

The gross retail loan portfolio reported growth of 20.6% to BGN 2,134 m; retail deposits increased by 17.3% to BGN 3,720 m.

The focus in 2007 was on optimising the branch network, integrating activities and policies in lending, deposits and assets under management. The network was optimised to 260 branches (down from 317), divesting locations in small and economically weak regions while investing in sites with good business prospects.

Corporate customers

A structured approach in the merger-related activities, leveraging on the best practices of the 3 banks, translated into the implementation of an entirely customer-focused and market opportunities driven business model which allowed the Corporate Division of UniCredit Bulbank to maintain its position on the local market as the strongest corporate brand. A strong competitive advantage in the new service model is the deployment of the product advisory teams, whose expertise in different areas allowed the Division to capture all the market opportunities and compete for the biggest deals on the market.

The strongest evidence for the adequacy of the new service model is the satisfactory financial performance of the Corporate Division. The gross corporate loan portfolio increased by 27.6%, reaching BGN 3,181 m. Corporate deposits were up 12.5% to BGN 2,481 m.

Outlook

UniCredit Bulbank is well-positioned to sustain its momentum in 2008. The somewhat lower loans/deposit ratio of UniCredit Bulbank compared to that of the Bulgarian banking system is a sound basis for a future expansion of lending activities, particularly in a market where access to liquidity might become an issue. Among the main focus areas for the year will be the improvement of service quality and customer satisfaction, and the broadening of the product range.

€ m	2007	2006
Customer loans	2,778	2,219
Customer deposits	3,241	2,786
Operating income	267.9	235.5
Profit before tax	130.1	73.2
Cost/income ratio	43.5%	45.8%
Employees (full-time equiv.)	3,787	4,703
Branches	263	317

Kazakhstan:
ATF Bank



Population	15.6 million
Area	2,717,300 sq. km
Capital	Astana
Currency	Kasakh tenge
GDP (nominal)	€ 75.9 bn
Per capita GDP	€ 4,870
GDP growth in 2007 (real)	8.3%

Real GDP growth slowed to 8.5% in 2007 from an impressive 10.7% in 2006. Inflation accelerated to 18.8% yoy by December 2007 due to a jump in food prices, bringing the annual average to 10.8% in 2007. The current account deficit widened and is expected to reach 7% of GDP in 2007.

ATF Bank

In June 2007, BA-CA signed a share purchase agreement with ATF's shareholders to acquire a majority stake in ATF Bank, and in November 2007 ATF Bank became a member of UniCredit Group.

With consolidated assets of € 5.6 bn and a market share of 10.2% in total banking assets as at year-end 2007, ATF Bank ranks among the top five domestic banks. ATF offers a broad range of financial products through its branch network of 140 outlets throughout Kazakhstan as well as subsidiaries and affiliates (including leasing and pension fund companies). ATF furthermore has subsidiaries and affiliates in Kyrgyzstan, Tajikistan and Russia (Omsk region). Large corporate loans still dominated the loan portfolio, comprising 62% of gross loans, while loans to SMEs accounted for about 22% and those to individuals for 16%.

Corporate customers
The bank's primary objectives with respect to its corporate lending activities are to diversify into different sectors of the economy in order to reduce its exposure to particular industries and to expand its entire corporate client base and improve the quality of its loan portfolio. In addition to lending, the bank offers a range of banking products and services to its corporate clients, which includes but is not limited to deposit-taking, payroll management, custody services, etc.

SME banking
The bank is involved in programmes with international development organisations, including the KfW, EBRD, the Asian Development Bank, the World Bank, and several local and regional organisations.

Retail customers
Retail banking has not been a significant part of ATF's business, partly because of strict risk management rules (97% of loans are collateralised). Retail banking will be expanded as a segment that is increasingly important for the growth of the bank's business. As part of this strategy, the bank is developing its business with high net worth and middle income individuals, primarily management and employees of the bank's present corporate and SME clients. The bank offers these clients a range of retail banking services and products, including traditional services such as deposit-taking and consumer lending which mainly comprises mortgages and car loans, as well as services such as safekeeping and custodian services, insurance products, etc. In addition, the bank offers credit and debit cards to its retail clients (Visa, Western Union, Mastercard).

Outlook
The successful integration of the bank into UniCredit Group and the expansion of the branch network are the top priorities for 2008. As a part of this strategy the bank is also committed to developing its SME banking business and intends to open additional branches for servicing SME customers.

€ m	2007	
Operating income	29.3	
Profit before tax	22.0	
Cost/income ratio	35.9%	
Employees (full-time equiv.)	5,260	
Branches	140	

Croatia:
Zagrebačka banka



Population	4.4 million
Area	56,600 sq. km
Capital	Zagreb
Currency	Croatian kuna
GDP (nominal)	€ 37.1 bn
Per capita GDP	€ 8,355
GDP growth in 2007 (real)	5.8%

Growth was strong in 2007, despite a tightening of monetary policy and administrative measures to reduce credit growth. More moderate growth and higher inflation will characterise the Croatian economy in 2008. We forecast growth to average 4.3% in 2008, and the current account deficit is likely to narrow to 6.8% of GDP; FDI inflows will cover most of the deficit. Progress on EU accession talks will also be important now that the EU representative in Croatia has indicated that negotiations should be speeded up.

Zagrebačka banka

Zagrebačka banka is Croatia's leading bank by product quality and innovative technology. In March 2007, the bank's capital was increased by HRK 3.5 bn to support its further growth. In 2007 the bank recorded an increase of market share in total assets, retail and corporate loans, total revenues and pre-tax profit. AUM developments were particularly good (+110% y/y), resulting in a further strengthening of the bank's leading position and 32% market share. Zagrebačka banka's sound profitability in 2007 was driven by strong growth of net interest income supported by rapid growth of loans, the capital increase and a good development in customer deposits as well as a remarkable increase in fee and commission income.

The bank and its subsidiaries offer a wide range of banking and non-banking services through 127 branches, the largest ATM network in Croatia and direct distribution channels. It serves over 1.1 million active private customers and almost 80,000 business customers. In 2007 the bank intensively continued to work on introducing new products and services: revolving Go!Card with "3 in 1" functions, internet bill presentment for retail clients, and B2G internet services for corporate clients. Distribution channels were enlarged with the m-banking service (phone banking in a highly secure environment).

Retail customers
2007 ended with HRK 33.1 bn of total private customer deposits (+5.9% y/y). The continuous attention paid to advising our customers resulted in stable deposit growth, alongside strong growth of assets under management, especially that of mutual funds in the high yield segment.

Flexible and adaptable to client's needs, housing loans reached HRK 15.1 bn (+23.8% y/y), an area where HRK 4.7 bn of new loans was granted. Consumer loans reached HRK 10.9 bn (i.e. 15.9% y/y); new loans, mostly cash and card loans, accounted for more than HRK 5 bn of this amount.

Corporate customers
In 2007 Zagrebačka banka confirmed its dominant position in financing prime Croatian corporate clients, the central and local government, infrastructure and real-estate projects. Corporate customer deposits grew by 31.7% to HRK 15.3 bn as of year-end, while corporate loans increased by 12.6% to HRK 20.8 bn.

Technology, as one of the key elements of success, was given special attention in 2007. Respecting the need of corporate clients for high-quality information that will make their business activities more effective and successful, the bank introduced a solution within its e-banking system that presents to clients all relevant information on their relationship with the bank. The bank also introduced financing products for realising the potential of EU funds (PHARE and SAPARD). In cooperation with UniCredit Leasing Croatia, the bank also offered lease financing through its sales network.

Markets & Investment Banking
Zagrebačka banka is the domestic market's undisputed frontrunner in terms of quality and volume of investment banking services provided. 2007 proved to be extremely successful, with the bank structuring and arranging the highest number of significant transactions of all Croatian banks, both in local and international markets.

Romania:
UniCredit Tiriac Bank

During 2007, the local market witnessed a strong dynamic in the equity capital markets, and the bank structured and arranged a series of benchmark transactions. In 2007, the bank further strengthened its leading position in the custody segment, with the market value of assets under custody amounting to € 9 bn (with 215% annual asset growth rate). The bank's brokerage department ranked among the top brokerage service institutions in the country, with annual turnover exceeding HRK 2 bn.

Outlook
In 2008 the bank intends to maintain its leading role within the domestic market by fostering improvements and the development of products and services, leveraging on opportunities of advanced technologies and exploiting the high earnings potential of MIB, real estate, card business, factoring and leasing.

€ m	2007	2006
Customer loans	8,013	6,535
Customer deposits	7,920	7,128
Operating income	495.3	443.2
Profit before tax	235.5	210.2
Cost/income ratio	51.8%	61.3%
Employees (full-time equiv.)	4,784	4,716
Branches	127	127



Population	21.5 million
Area	238,390 sq. km
Capital	Bucharest
Currency	Romanian leu
GDP (nominal)	€ 115.9 bn
Per capita GDP	€ 5,390
GDP growth in 2007 (real)	5.7%

2007 turned out to be another year of robust growth despite the drought which affected agricultural output, with real GDP anticipated to have surged by 5.7% for the full year. The solid growth momentum of investment activity backed by EU-funded projects and continued fast growth in consumption will continue to support a strong performance in 2008, with GDP projected to reach 5.4% yoy.

UniCredit Tiriac Bank

On 31 May 2007 the legal merger between former HVB Tiriac and UniCredit Romania was successfully completed, including an organisational restructuring and the migration to a group standard core IT-system. The new integrated bank was named UniCredit Tiriac Bank S.A. ("UniCredit Tiriac"). A long-term strategic growth programme was developed after the merger, aiming at fast organic growth, a strengthening of sales activities and sustainable value creation.

Despite investments in the merger process, the UniCredit Tiriac reports a good financial performance in 2007. Total revenues amounted to RON 861 m, which is a 14% increase compared to 2006. The profit before tax amounted to RON 314 m, 63% more than last year. Profitability, efficiency and asset quality developed above market in Romania: ROE is above 20%, the cost/income ratio is below 54%, and the non-performing loan ratio is below 2%. The bank's total assets reached RON 12.8 bn, up by 10.7% compared to 2006. Customer loans grew by 20.5% and the customer deposit base increased by nearly 15%. The bank served almost 600,000 customers at the end of 2007; this figure includes more than 45,000 companies.

Retail customers
In a fast growing and highly competitive market, the volume of lending to private individuals grew by 25.4% to RON 2,912 m with a focus on mortgage-backed loans. A growth of the deposit base by 7% to RON 2,368 m, mainly due to current accounts, could be achieved. Since the completion of the merger in June 2007 the bank followed a more accelerated growth path with a strong emphasis on SMEs and more advanced products for the mass market segment such as account packages and cash loans. During the merger process the network was reorganised with specialised outlets for private individuals and SMEs and a clear allocation of clients. In Bucharest the bank opened the first private banking branch. The new branch model provides the basis for an efficient distribution organisation and an improved customer service.

Corporate customers
In 2007 UniCredit Tiriac established dedicated corporate branches across all regions and further strengthened its corporate customers portfolio. In the corporate market, which is highly concentrated in Bucharest (about 40% of total loan volume), the bank ranks fourth by loan market share. The bank performed strongly in real estate business,

further extending its role as market leader by achieving a 15% market share in that customer segment. The loan portfolio of corporate customers grew by nearly 20% to RON 4,913 m, and deposits by almost 25% to RON 3,035 m. The Treasury department maintained its strong market-maker position on the interbank market with a market share of about 12%.

Outlook

UniCredit Tiriac will embark on a geographical expansion and plans to increase the number of its branches by more than 50% in 2008 alone. Business targets focus on fast growth in sales, but are at the same time based on a sustainable risk policy. Significant improvements in products, business models and in service quality are strategic priorities on the agenda for 2008. They will be backed by sizeable investments in enhancing operational efficiency and by a special focus on an active HR management. The reinforcement of brand awareness and of integrity values will further strengthen the bank's position and capacity for the creation of sustainable shareholder value.

€ m	2007	2006
Customer loans	2,228	1,966
Customer deposits	1,802	1,719
Operating income	258.4	214.1
Profit before tax	94.0	57.7
Cost/income ratio	53.7%	58.4%
Employees (full-time equiv.)	2,607	2,528
Branches	141	132

Russia:
UniCredit Bank



Population	143 million
Area	17,075,400 sq. km
Capital	Moscow
Currency	Russian rouble
GDP (nominal)	€ 942 bn
Per capita GDP	€ 6,640
GDP growth in 2007 (real):	8.1%

Real GDP growth was 8.1% yoy in 2007. Gross fixed capital investment grew at an unprecedented rate of 20.8% yoy. Despite weak growth in oil and gas production (1.9% yoy), the growth of industrial output accelerated to 6.3% yoy in 2007, from 3.9% in 2006. Output in the areas of engineering and transportation grew particularly fast at 19.3% and 15.9%, respectively.

Inflation accelerated to 11.9% yoy in December 2007, from 9.0% yoy in December 2006. Nominal incomes also grew fast, however, allowing real disposable income to increase by 10.4% yoy in 2007, and private consumption by 13.1%.

UniCredit Bank

ZAO UniCredit Bank, the previous International Moscow Bank, is one of Russia's leading universal banks measured by profitability and efficiency. With total assets of RUR 368 bn, the bank holds a market share of about 1.8%, ranking among the top 10 banks in the country. After the acquisition of 2 minority stakes, UCI Group, through Bank Austria, is the sole shareholder. To support its dynamic growth, a capital increase of US$ 300 million was carried out.

In 2007 the bank successfully continued its expansion path and increased total assets by almost 50%. The countrywide distribution network was enlarged by 17 additional outlets to currently 64 and thus, apart from 27 offices in Moscow and 8 offices in St. Petersburg, ZAO UniCredit Bank is present in 22 other Russian regions serving about 420,000 private and SME clients and about 3,500 companies with its comprehensive range of banking products and services.

Corporate banking
In 2007 the bank further strengthened its position in the corporate sector and demonstrated again a substantial growth in the lending business, particularly driven by the steadily growing demand from medium-sized regional corporates. The loan portfolio increased by nearly 57% to RUR 223 bn. Over 100 out of the top 200 Russian companies and 2/3 of the top 50 are customers of the bank. Its factoring portfolio increased fourfold during 2007, putting it in fourth place among Russian banks offering factoring services. Real Estate Finance was another segment of strong growth, with the total portfolio increasing by about 74%. To benefit from the rising demand outside Moscow and St. Petersburg the bank continued to expand its regional presence and opened new representative offices in Krasnoyarsk, Tyumen, Kemerovo as well as in Minsk, the capital of Belarus.

Retail banking
The development of retail banking business is a key strategic target of ZAO UniCredit Bank. In 2007, as in the previous years, the bank concentrated its efforts primarily on the lending business with the key products car loans, residential mortgages and credit cards. In all these products it grew faster than the market. The car loan portfolio increased by 110% and residential mortgages by over 200%, supported by close relations with car manufacturers and their specialised financial companies respectively with realtors and commercial agents, as well as with builders and developers. Thus the overall retail loan portfolio more than doubled to over RUB 50 bn. Our customer base (private individuals and SME clients) increased by more than 65% to roughly 420,000. As a result, the market share in retail lending grew from 1.1% last year to currently 1.4%.

The regional network expansion is fully on track. Besides additional offices in Moscow, St. Petersburg, Rostov-on-Don and Magnitogorsk we opened full branches in Novosibirsk and Nizhny Novgorod. Thus the bank is now, besides Moscow and St. Petersburg, present in 22 out of 88 Russian regions. Additionally, the ATM network was increased by nearly 64% to currently 480 units, and call centre services were considerably expanded.

Outlook
Main priorities for the coming years are:
- to expand the market share in retail banking and corporate banking with medium-sized companies, particularly in Russia's regions;
- to maintain the market share in business with large corporates;
- to remain one of the most profitable banks in Russia;
- to develop and improve quality control systems in retail business, optimise and streamline processes;
- in corporate business, the further development of lending with a focus on more complex products such as investment lending, factoring, leasing, uncollateralised trade finance, etc.

€ m	2007	2006
Customer loans	7,593	4,770
Customer deposits	5,562	4,395
Operating income	465.6	392.2
Profit before tax	247.9	217.5
Cost/income ratio	38.6%	33.3%
Employees (full-time equiv.)	2,814	2,000
Branches	67	47

Serbia:
UniCredit Bank Serbia



Population	7.4 million
Area	88,360 sq. km
Capital	Belgrade
Currency	Serbian dinar
GDP (nominal)	€ 29.4 bn
Per capita GDP	€ 3,970
GDP growth in 2007 (real)	7.5%

After economic growth peaked in 2007, Serbia's economy is expected to continue performing well this year, with some slowdown in GDP growth as tighter global credit conditions, anticipated increases in central bank policy rates and higher inflation will curb domestic demand. The creation of a business-friendly environment and ongoing EU integration remain essential for a sustained inflow of foreign direct investment and to further strengthen the macroeconomic stability achieved so far.

UniCredit Bank Serbia
UniCredit Bank Serbia is ranked eighth on the Serbian market with a 5 per cent market share in terms of total assets, loans and deposits, and with a customer base of 120,000 private customers and almost 11,000 business customers. It is one of the leaders in the local foreign exchange and money markets.

Compared with 2006, the net profit of the bank recorded growth of over 60 per cent. Assets increased by 7 per cent and off-balance sheet items (mainly guarantees) increased by some 40 per cent.

Corporate customers

In 2007, the total corporate banking portfolio of UniCredit Bank reached € 547 m, which represents 25% growth year-on-year. The deposit portfolio grew by 45% year-on-year and amounted to € 259 m, while the currency and maturity structure is more balanced. The number of customers increased by 14% in 2007 and included 1,900 corporate customers.

While the large and international customer segment remained the main driver of corporate banking activities in 2007 with more than 60% of total credit exposure, there was also a strong focus on the small and medium-sized customer segment with the clear aim of enlarging the customer base, diversifying the credit portfolio and preparing for market expansion in 2008.

UniCredit Bank participated in several large real estate projects (business centres, shopping malls) either as sole arranger or one of the participants in a syndicate of banks. Our clear goal is to remain one of the market leaders in real estate financing.

Retail customers

The goal for 2007 was to increase the client base and to develop the loan and deposit portfolio both for retail and business clients. Although heavily influenced by central bank measures to limit retail lending, the retail loan portfolio increased by 19% while the retail client base increased by 8%. Key success was also achieved in developing the retail deposit base (mainly term deposits) which increased by 66%, and the intention will be to continue strengthening this portfolio in the following period. With regard to retail loan products, the intention was and will remain to comply with central bank measures while participating in the development of the retail market by providing new, improved and competitive retail products. The main focus with regard to business clients was on already existing standardised products, with the loan base of this business segment increasing by 44 per cent during 2007.

Markets & Investment Banking

The performance of the Serbian financial market in 2007 was primarily influenced by political uncertainty over the new Serbian government (H1 2007), a further tightening of monetary policy due to the rise in inflation (H2 2007) and the global financial crisis (Q4 2007). However, stable exchange rate developments, relatively high yields on the Serbian dinar (10% p.a.) and the good performance of the Serbian equity index (36% rise yoy) managed to maintain the high level of interest of international investors for the Serbian market.

The professional services offered by the bank contributed to maintaining UniCredit Bank's status as the first port of call in Serbia for international banks. The bank remains one of the largest participants in the local foreign exchange and money market.

A sound market share strongly supported the activities of the Customer Sales Desk which is servicing corporate customers with treasury products. The implementation of derivative products has been successfully finalised and UniCredit Bank became the first bank to offer such products in the Serbian market.

Custody services benefited from the keen interest of international investors in the Serbian market. The client base consists of leading international investment banks, global custodians, and local pension and investment funds. Its dominant market position gives the bank excellent opportunities to benefit, both in number of customers and profitability, from future market developments.

Finally, benefiting from the large international customer base of the bank, brokerage business managed to achieve very good results in its first year of existence and to win an important market position (market share approx. 5%) in the Serbian equity market.

Outlook

As a strong universal bank, in 2008 the bank plans to increase its market share and strengthen its position as a leading Serbian bank by expanding the existing branch network (15 new branches envisaged in 2008) and maintaining its high responsiveness to client needs. Card business will be the focus of the Retail Division, while cross-border financing will be the focus of the Corporate Division.

€ m	2007	2006
Customer loans	345	348
Customer deposits	487	315
Operating income	58.7	45.2
Profit before tax	26.0	14.8
Cost/income ratio	49.8%	53.8%
Employees (full-time equiv.)	719	609
Branches	48	46

Slovakia:
UniCredit Bank Slovakia



Population	5.4 million
Area	49,030 sq. km
Capital	Bratislava
Currency:	Slovak crown
GDP (nominal)	€ 54.9 bn
Per capita GDP	€ 10,170
GDP growth in 2007 (real)	10.3%

Record economic growth of 10.3% yoy in 2007, driven by both domestic and external demand, will slow in 2008, but will remain at a sound 6.9%. Slovakia is expected to fulfil all the Maastricht criteria this year and to enter the euro area in January 2009. However, continued high inflation will call for a further tightening of fiscal policies.

UniCredit Bank Slovakia

Following the merger of former UniBanka and HVB Bank Slovakia in 2007, UniCredit Bank, with market shares of 10% in loans and 7% in deposits, is the fourth-largest bank in Slovakia. The bank maintains an efficient network of 85 branches in Slovakia. At the same time, the bank is one of the market leaders in corporate finance. UniCredit Group also operates the biggest leasing company in the country. The bank serves more than 170,000 clients, of which 6,000 are corporate clients. Its electronic sales channels for customers are very popular and in the market it comes in fourth place concerning the number of issued cards and operated ATMs.

In 2007, UniCredit Bank recorded a profit after tax of SKK 1.6 bn which represents a 70% annual increase. The positive result is driven both by an increase in revenues and cost savings.

Although in 2007 the bank fully concentrated on the successful merger, the assets of the bank increased by 17.2% to SKK 144 bn. Net loans to customers grew by 12.0% to SKK 80 bn.

The deposits of the bank recorded an annual increase of 10% to SKK 77.6 bn.

Retail & small business customers
Lending to retail and small business customers increased year on year by almost 20% to SKK 10.5 bn. Housing loans – both mortgages and investment loans – remained the main growth drivers.

The deposit activities of retail customers recorded a hike of 9.6% annually to SKK 32.1 bn. The bank followed the strategy of focusing on private, affluent and small business segments.

Corporate customers
Despite the demanding merger process in 2007 and growing competition in the market, UniCredit Bank confirmed its leading position in corporate financing – both in lending and deposits.

Corporate loans grew by 10% annually to SKK 71 bn, the deposits of corporate customers recorded an increase of 10% annually, to SKK 45.4 bn.

Outlook
The expected fixing of the EUR/SKK rate in the middle of the year ahead of the euro adoption on 1 January 2009 will significantly reduce the bank's trading income. The ongoing investments into various projects like BASEL II, MIFID, SEPA and others, the opening of some more branches and ATM's will be major challenges for the bank. These effects both on the revenues and cost side will make it an ambitious task to outperform the excellent result of 2007.

€ m	2007	2006
Customer loans	2,384	2,121
Customer deposits	2,293	2,102
Operating income	135.1	110.4
Profit before tax	59.7	31.9
Cost/income ratio	48.9%	62.4%
Employees (full-time equiv.)	1,273	1,369
Branches	85	93

Slovenia:
UniCredit Banka Slovenija



Population	2.0 million
Area	20,270 sq. km
Capital	Ljubljana
Currency	Euro
GDP (nominal)	€ 33.5 bn
Per capita GDP	€ 16,670
GDP growth in 2007 (real):	6.4 %

The Slovenian economy grew strongly in 2007. The adoption of the euro at the beginning of 2007 gave an impetus to economic growth, boosting foreign direct investments. GDP growth is expected to lose momentum this year, while high inflation – due to higher food and energy prices – points to the need for further structural reforms.

UniCredit Banka Slovenija

In line with the brand strategy of UniCredit Group, the previous Bank Austria Creditanstalt d.d. Ljubljana re-branded successfully in September 2007 to UniCredit Banka Slovenija d.d.

UniCredit Banka Slovenija d.d. has been among the fastest growing banks in Slovenia in the last years and more than doubled its total assets since 2003. As the bank's core business, loans to customers grew in 2007 by € 300 m to € 1.6 bn, resulting in a market share of 5.7 %.

In line with the principles of value-based management the bank focused on a structural improvement of results in 2007. Its efforts were rewarded by achieving the bank's best results in its history, with profit before tax in the amount of € 19.7 m representing an increase of € 5 m or 33.7 %, despite the challenge in 2007 to offset income losses arising from the introduction of the euro in several areas.

Retail customers

2007 was characterised by a strong focus on further developing retail business. Revenues increased by 33 % to € 23 m in this segment. Loans to retail customers, including business customers, rose by 44 % to € 509 m and clearly outperformed the volume growth of the market by 11 %.

The biggest portion of revenue growth resulted from successful mortgage loan campaigns. The volume of housing loans increased by 47 % to € 302 m and reached an 11.2 % market share.

UniCredit Banka Slovenija d.d. is competitive also in the area of deposit products. In 2007 the bank successfully placed two series of structured deposits with capital guarantees, taking in € 30 m. Overall, deposit volume in retail business increased to € 281 m (by 13 % y-o-y). In addition, the bank introduced new Pioneer Investment funds in the autumn.

In 2007, the consolidation and organisational restructuring was completed by introducing segment and product specialist functions. A major focus was on the refinement of the structured sales approach. In 14 branches, with substantial help of around 100 mobile sales partners, the bank successfully takes care of more than 53,000 clients, of which 10,000 were acquired in 2007 alone. The latest client satisfaction surveys show very high ratings in comparison with the local competition, thus providing a very good base for future business growth.

Corporate customers

UniCredit Banka Slovenija d.d. also achieved very good business results in the corporate banking division in 2007. Revenues amounted to € 24 m despite strong competition and the continued decline of interest rate margins on loans in the first six months of 2007. These trends have been counteracted by expanding volumes and higher margins on deposits and by launching very successful derivatives sales and trade finance campaigns. The growth of 29 % in revenues in real estate financing deserves particular attention.

The increase in the volume of total corporate loans amounted to 15 %, reaching € 1,132 m, while in the real estate and project finance segment a 43 % increase was reported compared to the previous year. The bank continued to focus on cross selling and generating fee revenue, in particular with risk management products (derivatives), where it claims the top position on the Slovenian market with a market share as high as 50 %. Cash management products as well as group payment products were further major product highlights. The dominant position in serving international clients was successfully expanded.

Markets & Investment Banking

2007 was a record year for activities on international markets. Total revenues increased to € 9 m or 18 % despite a loss of traditional income components due to the introduction of the euro in Slovenia at the beginning of 2007. Contributions to the strong overall performance came from both customer business and trading activities. The trend for corporate customers to hedge against excessive currency, interest rate and commodity movements continued in 2007. The bank originated and successfully placed two corporate bond issues for leading Slovenian companies and also kept its leading market position in the area of risk reduction and optimisation strategies. Institutional sales activities generated a significant increase in transaction volumes and revenues in 2007, more then doubling the result achieved in 2006. Equity brokerage and custody business also achieved a record year in terms of traded volumes and market position. The bank finished the year as the second-biggest broker on the Ljubljana Stock Exchange with a turnover of € 341 m.

Outlook

In 2008 the bank plans to maintain its leading role as a provider of innovative and tailor-made solutions for corporate customers and financial institutions. In order to increase the regional presence and further leverage on the market potential of retail business, UniCredit Banka Slovenija d.d. plans to open six additional retail branches. In order to further increase the profitability of the bank's business, a special focus will be on process and product standardisation.

€ m	2007	2006
Customer loans	1,609	1,309
Customer deposits	722	594
Operating income	56.9	48.0
Profit before tax	19.7	14.8
Cost/income ratio	53.7%	59.6%
Employees (full-time equiv.)	431	388
Branches	14	14

Czech Republic:
UniCredit Bank Czech Republic



Population	10.3 million
Area	78,870 sq. km
Capital	Prague
Currency	Czech crown
GDP (nominal)	€ 127.5 bn
Per capita GDP	€ 12,350
GDP growth in 2007 (real)	6.0%

After real GDP growth of 6.0% in 2007, economic growth is expected to slow in 2008. The new economic reforms, which came into force at the beginning of 2008, will mainly have an adverse impact on household purchasing power. Although prices will not rise quite as fast this year – also due to a stronger crown – the average inflation rate is likely to be higher than in 2007.

UniCredit Bank Czech Republic

The subsidiary in the Czech Republic, UniCredit Bank Czech Republic a.s. (UniCredit Bank), started its activities on 5 November 2007 through the integration of Živnostenská banka and HVB Bank. The bank continues to offer a wide range of quality products to corporate and private clients. In corporate banking, it is one of the market's strongest banks in the areas of project, structured and syndicated corporate finance. The bank has also built a strong position in acquisition financing and ranks first in financing commercial real estate. With a focus on upper-tier private clients, UniCredit Bank is also growing fast in retail mortgage financing, as well as in investment products and credit cards. It focuses on services for small business clients. With an 11% increase in net profit, the bank completed the merger year successfully.

Corporate customers

Despite the complexity of the merger project, the year was very successful for the bank's corporate banking business. Pursuing its focused strategy in providing tailor-made banking solutions and comprehensive services to corporate customers, UniCredit Bank corporate banking maintained its position in the very competitive and rapidly growing Czech corporate banking market.

The bank's market position in the large corporate segment was supported by the group's approach to multinational clients and by transforming the Cross Border Client Group project into a success story. UniCredit Bank intensified its focus on small and medium-sized enterprises, having defined a particular SME segment and developed a special service model for SMEs in 2007. The bank continued to take advantage of its leading role in disbursing subsidies from the national budget and EU funds. UniCredit Bank thus offers its clients a complete range of services concerning subsidies – including finding the right subsidy programme, providing advice on subsidy applications, and finally paying the subsidies into client accounts.

UniCredit Bank's strong market position was enhanced in commercial real estate lending which grew by 30% in 2007. The bank also managed to build a strong position in acquisition financing and achieved good results in trade finance as well as export finance projects.

Retail customers
The merged bank will target selected segments and products as the so-called "urban money class" of entrepreneurs and small business clients. A decision was taken to present UniCredit Bank in the Czech Republic as a premium brand, representing a strong and professional bank which finds appropriate solutions for each client. The Czech Republic was selected as the pilot country within UniCredit Group CEE for implementing the unified GWS (Group Web Solution) internet banking system platform, which subsequently was implemented successfully.

The volume of retail deposits grew by 5.2% to a total of CZK 74.6 billion. The total volume of loans within retail banking amounted to nearly CZK 23 billion (i.e. growth of 12.2% compared to 2006). Investments in mutual funds and other investment instruments also continued to increase, thus affirming the bank's strong position in the Private Banking sector.

Outlook
The bank will provide customised services through strict segmentation, which will assist a better understanding of customer needs. Reflecting this segmentation, employees will serve clients on a discretionary basis. The goal is to challenge the top position in corporate banking and to achieve the highest customer satisfaction among private and retail banking customers.

€ m	2007	2006
Customer loans	5,930	5,273
Customer deposits	7,390	6,248
Operating income	324.2	276.3
Profit before tax	135.8	119.7
Cost/income ratio	48.3%	52.6%
Employees (full-time equiv.)	1,727	1,780
Branches	63	79

Turkey:
Yapı Kredi



İstanbul

Number of branches per region

Population	70.6 million
Area	783,560 sq. km
Capital	Ankara
Currency	Turkish lira
GDP (nominal)	€ 358.1 bn
Per capita GDP	€ 5,072
GDP growth in 2007 (real)	4.4%

2007 was a very eventful year for Turkey, characterised by local political and global uncertainties. The resulting sluggish domestic demand pushed economic growth to under 5% in 2007. In 2008, the global environment and high market volatility will remain a challenge. The disinflation process is expected to have an impact again towards the end of 2008, which suggests that the central bank is likely to keep policy rates unchanged during most of 2008. We expect growth to be around 5% in 2008.

Yapı Kredi

Yapı Kredi Bank (YKB) is one of the leading commercial and retail banks in Turkey, being the fourth-largest private bank in terms of total assets following its legal merger with Koçbank in 2006. Under the ownership structure, 81.8% of YKB is controlled by Koç Financial Services (KFS), a 50/50% joint venture between UniCredit Group and Koç Group.

YKB has leading positions in credit cards, assets under management, guarantee business and documentary credits, leasing, factoring and private pension funds. YKB has an extensive network of 676 branches throughout Turkey as well as domestic and international (Netherlands, Russia and Azerbaijan) subsidiaries. In addition, Banca di Roma Istanbul Branch was integrated into YKB in December 2007 following the UniCredit-Capitalia merger.

In 2007, YKB had a renewed focus on commercial business and efficiency improvements. Many new projects were implemented in light of this new focus which led to an increased presence of the bank with positive market share gains in both retail and corporate segments. In line with YKB's accelerated growth strategy, an aggressive branch opening plan was announced in July 2007. The target is to reach a total of about 1,000 branches by 2009. With the opening of 82 retail branches in 2007, the bank closed the year with a total of 676*) branches.

The transaction migration project continued to be implemented in 2007 to reduce the workload on branches, achieve efficiency in teller and back office roles and increase customer satisfaction. The focus on customer satisfaction and retention indicators was also sharpened both at bank level and at branch level in 2007, with the use of internationally recognised research methodologies.

Retail customers

YKB maintained its leadership in credit cards in 2007, strengthening its "World" credit card brand through new innovations. The project to reconstruct YKB's World credit card programme, Turkey's largest credit card platform, was completed in November 2007. The underlying innovation – combining several card functions on one single card – is a first not only in Turkey, but also globally. A partnership with Vakıfbank and Anadolubank, bringing together more than 8.5 million cards, will further strengthen the brand image of Worldcard.

In 2007, YKB achieved an above-market growth in SME loans through its differentiated and focused approach as well as a dedicated service model to provide fast and outstanding service to SMEs. The successful implementation of a project that provided pre-approved limits for existing customers contributed to the strong increase of 1.2% in the market share of general purpose loans to 4.6% in 2007. Through the sharper focus and new product offerings, YKB was also able to steadily increase its housing loan market share throughout the year by 0.5% to reach 7.3% in 2007.

*) including one off-shore branch in Bahrain

Corporate customers

YKB's customer-oriented approach in corporate banking is based on a selective strategy and concentration on productivity as well as differentiated and structured products. In 2007, YKB strengthened its "consultant bank" image in foreign trade and maintained its leading position in the market by reaching a foreign trade volume of US$ 40 bn and a market share of 14%. YKB participated in a number of important project finance deals in 2007, especially in the energy, transportation, telecommunication and real estate sectors.

Outlook

YKB considers 2008 to be the first year fully dedicated to growth following a year of post-merger stabilisation in 2007. The accelerated branch expansion plan is targeted to continue with 160 additional branch openings planned for 2008. Along with the dedication to the above-sector growth with market share gains in volumes and revenues and the continuation of the branch expansion plan, a strict focus on cost containment and efficiency measures will be enforced in line with YKB's profitable growth strategy.

€ m	2007	2006
Customer loans	19,970	14,270
Customer deposits	20,205	17,180
Operating income	865.4	715.6
Profit before tax	282.5	246.8
Cost/income ratio	51.8%	54.9%
Employees (full-time equiv.)	16,619	15,792
Branches	676	653

Hungary: UniCredit Bank Hungary



Population	10.1 million
Area	93,030 sq. km
Capital	Budapest
Currency	Hungarian forint
GDP (nominal)	€ 101.1 bn
Per capita GDP	€ 10,050
GDP growth in 2007 (real)	1.3%

After bottoming out in 2007 with 1.3% yoy GDP growth, the Hungarian economy will experience a modest recovery in 2008. The stabilisation package launched by the government helped to lower the budget deficit to a level that was much better than planned in 2007, and further improvements are expected this year. Inflationary pressures will gradually ease, allowing the central bank to cut interest rates.

UniCredit Bank Hungary

On 1 February 2007 the previous HVB Hungary changed its name to UniCredit Bank Hungary. After the excellent business year 2006, UniCredit Bank Hungary again had a very good performance. Total assets increased in line with the market by 16,5%, keeping the market share at 6.3%. Profit before tax reached a satisfactory level, including a significant profit through the sale of GBC, a card service provider. Within the branch expansion project, UniCredit Bank Hungary widened its network to 83 offices, keeping the low cost/income ratio of 48.7%.

All business segments performed strongly and over market in some areas. The number of clients increased by more than 48,000 to almost 245,000. This is mainly due to the increased number of branches and various sales initiatives in the retail segment.

Corporate customers

In spite of the ongoing fierce competition, corporate business maintained its strong market position with a corporate loan market share above 8%, and above 9% in deposits. Operating income increased by 12% compared to last year.

With a view to expanding and strengthening the market presence, activities have been broadened in regard to municipality business, achieving an above 5% share in 2007. Special emphasis was on cross-border group clients' services, an International Desk was established with special advisory and acting as a global financial intermediary. The EU Competence Centre of UniCredit Bank Hungary provides a full range of services and consultancy on EU subsidies which are locally available.

Several new products have been introduced during 2007, such as sophisticated cash management products (European Gate, virtual account) and corporate credit cards besides many others. The scope of real estate financing was extended and interest-optimising products launched in order to attract new clients and service the existing clientele. The main target segment was the mid-market, and small & medium-sized companies were approached with banking products and services tailored to meet their specific needs.

Retail customers

Overall, the retail banking market was driven by strong demand for loans, especially for consumer loans, due to government restrictions.

UniCredit Bank's retail loan growth rate outperformed the market and reached a 45% annual increase. The bank's market share of the households loan market increased continuously during the year, from 2.75% to 3.13% at the end of 2007. The volume of retail deposits increased by 3% in 2007, driven by households while the volume of deposits by small businesses grew moderately. Deposits and securities held by customers increased by 8.4%, which is a net increase of HUF 40 bn, resulting in a totalamount of HUF 517 bn.

Along with a change in the brand name, the Retail Division renewed its product portfolio. At the end of 2007, the bank decided to accelerate retail growth by opening 75 new branches in 2008 and 2009, which will further boost the positive development in retail banking.

Markets & Investment Banking

The MIB Division again had an excellent year thanks to its leading role on the Hungarian market. The results were underpinned by high turnover and volatility coupled with a prudent risk policy in a difficult environment in the second half of the year.

Custody business maintained its no.1 position with a stronger focus on marketing its excellent service quality amongst local investors. Assets under custody grew by nearly 20% and stand at € 19.2 bn at year-end. Equity brokerage increased its turnover by 29% and improved its ranking to no. 3 with a market share of 11%. Trading units strengthened their position among the top three local banks in all segments with special attention on institutional partners.

Outlook

Following the expansion project of the last three years, the approved next two-year strategic plan will again be a challenge for the bank. Based on the success of the last project and through the business experience that has been gained, the goal is to improve and expand both traditional and alternative sales distribution channels. The bank will benefit from the Group's cross-border business activities and products for opening up new business opportunities.

€ m	2007	2006
Customer loans	4,121	3,189
Customer deposits	2,939	2,983
Operating income	246.0	209.9
Profit before tax	110.0	92.2
Cost/income ratio	48.7%	49.1%
Employees (full-time equiv.)	1,583	1,520
Branches	83	76

Ukraine:
Ukrsotsbank


5
3
5
5
6
8
16
6
6
6
8
13
9
6
7
6
7
8
15
6
Number of branches per region
5
4
9
4
15

Population	46.9 million
Area	603,700 sq. km
Capital	Kiev
Currency	Ukrainian hryvnia
GDP (nominal)	€ 101.1 bn
Per capita GDP	€ 2,170
GDP growth in 2007 (real)	7.3%

Real GDP growth remained very high at 7.3% in 2007 for the second consecutive year, the same as in 2006. The most important industries were trade, construction and manufacturing, whereas agriculture faced a decline of 5.6%. Inflation rose substantially to 16.6% in December due to a surge in food prices, but also as a result of rising costs for housing and transportation.

Ukrsotsbank

In January 2008, the acquisition of a 94.2% shareholding in CJSC Ukrsotsbank (USB), Ukraine, was finalised. As of 31 December 2007, USB was the fourth-largest bank in Ukraine by net customer loans (€ 3.2 bn, +68% above 2006, representing a market share of 5.8%) and fourth by customer deposits (€1.6 bn, 5.5% market share). As of the same date, the bank had total assets of approximately € 4.2 bn.

USB's business model is primarily oriented towards retail banking (48% of the loan portfolio and 8.6% market share as of 31 December 2007), coupled with a solid presence in the corporate and SME sector, accounting for the residual 36% and 16% of the loan portfolio, respectively. As of December 2007, USB's network consisted of 508 branches.

Global Banking Services (GBS) Division

"The preferred provider of banking services to the legal entities of the Group!"



"We consciously gave division status to Global Banking Services within UniCredit Group because we wanted to emphasise that we expect important advantages from anchoring these basic banking functions in a supraregional infrastructure. Above and beyond targeting cost synergies with this approach, we want to strengthen the competitiveness of our local units in customer business."

Robert Zadrazil
Member of the Management Board,
Chief Operating Officer

Overview

At GBS 2007 saw the conclusion of integration activities and the implementation of initial major projects extending beyond this scope. In our sub-holding company function for CEE for UniCredit Group we successfully completed the merger and the integration of 22 banks in 14 countries. We implemented continued improvement measures aimed at realising further efficiency gains in terms of IT, back office, procurement and real estate used for Group purposes. In all these efforts we always endeavoured to increase the added value for the Group by designing our processes with a view to cross-border activities and thus realising synergies. In this way we have already achieved significant improvements in service quality and quantity, notably in back office and IT activities.

Stringent cost management resulted in further cost reductions in 2007. At Bank Austria, the GBS Division – as in UniCredit Group as a whole – is responsible for the cost management of non-staff expenses, that is total costs which exclude HR costs, without the settlement subsidiaries. At the level of BA-CA AG (parent company) total costs have been reduced by 20% or € 106 m over the past five years. In the CEE Division (pro forma) non-staff expenses increased by only about half the rate of total revenues in 2007, resulting in a further reduction of the non-staff costs ratio. Our objective of steadily improving the high quality of services for our internal customers remained unaffected, notwithstanding rigorous cost management.

Our approach to simultaneously realising two, only seemingly contradictory objectives – cost management and improvements in service quality – is based on

- bundling services in specialised service units on a Group-wide and cross-border basis and
- concentrating infrastructural IT back office functions in central locations.

From this approach we derive the four pillars of our divisional strategy:

- exploiting Group-wide economies of scale;
- improving the efficiency of internal business processes;
- partnership-based cooperation across borders. Think local and act global!
- an ongoing review and improvement of service quality.

Cost reductions despite growing demands (€ m)



520
501
489
459
426
414
–€ 106 m
(–20%)
2002
2003
2004
2005
2006
2007

Bank Austria's GBS Division comprises the following business areas:

- Organisation
- Information Communications Technology (ICT)
- Back Office/Centres of Competence
- Global Procurement
- Facility Management
- Cost Management
- GBS CEE

Organisation

A key task of Organisation is project work. In this area we were responsible for important strategic large-scale projects within Bank Austria and at UniCredit Group level or substantially contributed to such diverse projects.

CREDO

We launched the CREDO project as part of a Group-wide initiative aimed at harmonising credit processes in terms of monitoring functions (credit risk control) in the various financing segments. In 2007 we created the know-how and technical basis for further implementing this project in 2008. Key areas include early risk identification (systematic monitoring of high-risk customers) as well as quality and efficiency improvements in the collection process. The measures taken will result in further improvements in credit operations in general, as well as in greater transparency.

SEPA

The SEPA project (Single Euro Payments Area) involves the implementation of the EU Directive for the creation of a single euro payments area within the enlarged EU area (EU countries plus Iceland, Liechtenstein, Norway and Switzerland). By signing the Adherence Agreement in December 2007, BA-CA committed itself to compliance with the SEPA guidelines. As from 28 January 2008 our customers are thus able to effect payments within the entire enlarged EU area as quickly and with the same degree of security as in domestic payment systems. In a next step the EU-wide direct debit process will be realised (EU-wide roll-out scheduled for November 2009).

MiFID

The objective of the MiFID project was to implement the legislation derived from the European MiFID (Markets in Financial Instruments Directive) in the systems and, above all, the business processes of the bank. These provisions are designed to improve the transparency of investment services for our customers. While keeping costs considerably below the approved budget, we realised the defined measures in good time and high quality for the deadline on 1 November 2007.

Anti-money laundering

The 3rd EU Anti-Money Laundering Directive (on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing) also affects the policies and IT systems of banks. In addition, the continued refinement of international accounting and reporting standards (IAS) increasingly calls for highly integrated and homogeneous system landscapes in the Group.

MIB restructuring

Within the context of bundling the entire activities of the Markets & Investment Banking (MIB) Division we reorganised and integrated the MIB-related subsidiaries in Austria and CEE. We are currently in the process of bundling our entire trading and investment banking activities.

Information Communications Technology (ICT)

BRAIN

In 2007, under the BRAIN project, we initiated the development of a data warehouse with the objective of creating a company-wide, consistent information base. Improvements in data quality made an important contribution to assuring regulatory compliance, flexibility, efficiency and time-to-market capability in the bank's decision-making processes. BRAIN provides the technical and organisational infrastructure for all of BA-CA's analytical tasks and reporting requirements. As regards accounting and controlling activities, we also expect the project to speed up work flows in reporting.

Euro – Slovakia

Slovakia will join the eurozone as of January 2009. All necessary preparatory work has been taken up and the required project structures have been defined. This ensures a smooth transition from the Slovak crown to the euro.

GWS – Group Web Solution

The standardised GWS Internet banking platform has now become available to customers of UniCredit Czech Republic and the Romanian UniCredit Tiriac Bank. The new design specifically adapted to the requirements of cross-border banking services meets the state-of-the-art technical standards and international guidelines for Internet portals ("horizontal portals"). The platform's focus is therefore on flexibility and economic efficiency. In 2008 GWS will be rolled out in six further countries.

European Gate

Entitled "more countries – more functions", this payment transactions platform for corporate customers was made accessible to our customers in CEE. European Gate transmits the payments-related data generated locally in a country into the payment transaction format of the target country. The system offers corporate customers the big advantage of no longer being dependent on local electronic banking systems. The rapidly growing family of European Gate users now comprises UniCredit Group customers in Italy, Poland, Hungary, Czech Republic, Romania, Slovakia, Slovenia, Serbia and Croatia.

Basel II in CEE

The CEE subsidiaries have achieved compliance with the Basel II standardised approach. All banks successfully handled the technical changes and updates, and now report via the standard interfaces. In addition, we implemented all facilities required for managing collateral and rolled them out throughout our CEE branches. With this step we reached an important milestone on our way to achieving the BASEL II objectives across the entire UniCredit Group.

CEE Integration Programme

In 2007 the central "CEE Integration Programme", headquartered in Vienna, successfully concluded the integration of 22 local banks in 14 countries, which means that newly-formed banks and banks yet to be integrated into the network now comply with both local requirements and UniCredit Group standards. The integration programmes were concluded as scheduled and in line with the predefined budgets. As intended, we realised substantial synergies while paying due attention to ensuring that local operating performance targets are achieved. The CEE Integration Programme comprised the following categories:

● In the **merger countries** with a multiple presence, i.e. Slovakia, Czech Republic, Bulgaria, Romania and Bosnia & Herzegovina, we integrated the local banks both in commercial and operational terms as well as technically. The core IT system introduced in Slovakia, Romania and Bosnia & Herzegovina is ezyCORE, the IT system of Bank Austria's CEE network that is already deployed in many countries. In the Czech Republic we implemented EuroSIG. The FlexCube system was selected for Bulgaria. The branches in all merger countries were restructured and their appearance included the UniCredit Group corporate design.

● In the **integration countries** Russia, Croatia, the Baltic States and Turkey, integration activities comprised organisational integration into the Bank Austria sub-holding structure plus inclusion in supervisory reporting, as well as implementation of the required Group standards and rebranding. The FlexCube system was chosen for Russia, while the Baltic States were converted to the ezyCORE IT landscape. The acquisition

Direct costs under management by Global Banking Services



Direct costs reduced by € 115.5 m in the past two years
772.9
692.1
657.6
2005
2006
2007

From 2006 to 2007, costs managed directly by GBS were reduced by € 34.5 m or 5.0%.

Particularly strong cost reductions were achieved in ICT, Real Estate and in the Back Office.



Structure of direct costs in 2007 in %
11%
36%
24%
29%
ICT (Information Communications Technology)
Back Office
Real Estate
Organisation

of ATF Bank, a bank in Kazakhstan, and of Ukrsotsbank in Ukraine was completed and the subsequent initial steps for the banks' integration in the BA-CA Group were successful.

● In the **transformation countries** Hungary, Slovenia and Serbia, the countries already integrated into the CEE network of Bank Austria, the rebranding was the only task left to be accomplished within the CEE Integration Programme.

The conclusion of the CEE merger and integration programme was followed by a CEE efficiency programme designed to unlock additional economic and performance-oriented synergies in IT and settlements.

Business Continuity Management (BCM)

BCM is a package of measures providing protection against unplanned disruptions of business activities and for critical business processes. The need to revise and enhance the existing BCM became especially evident in CEE countries having completed the merger projects. Efforts in 2007 therefore focused on defining preventive action and measures to effectively ensure adequate reaction capabilities, which contributed significantly to safeguarding undisrupted business operations.

Security equipment in branches
We are increasingly using state-of-the-art technology to tighten security at our branches. We started early on to replace alarm and video equipment that failed to meet Bank Austria's standards. This modernisation programme encompassed more than 200 systems and was concluded as scheduled. It marked a further step towards improving the security infrastructure in the heavily frequented surroundings of BA-CA branches.

iT-AUSTRIA as home base for banking systems

In line with the 2005 target platform definition for the CEE area we continued to bundle core bank system operations at the computer centre locations of iT-AUSTRIA.

In addition to the banks taken over in previous years and by continuing our concentration efforts, central server operations for the Baltic States Estonia, Latvia and Lithuania commenced in Vienna in September 2007.

Within UniCredit Group, iT-AUSTRIA in 2007 also assumed responsibility for the IT operations of the Clarima consumer credit product line for Italy, Germany and Bulgaria.

Continuous improvement of the cost/ performance ratio: System availability was maintained at a high level and in some areas even improved. In addition, unit costs, as in previous years, were again reduced by a perceptible margin thanks to consistent cost management.

SAS 70 Certification: After iT-AUSTRIA attained SAS 70 certification under the stringent SAS 70 criteria (Statement on Auditing Standards) already in previous years, the routine audit was again carried out in 2007 and was successfully concluded. The audit report that has now become available specifically acknowledges the fact that iT-AUSTRIA has an effective internal control system in place.

WAVE

In 2007, the activities of WAVE focused on achieving further cost reductions. With the relocation of software development activities from Vienna to Budapest substantial cost savings were realised while maintaining the quality of the development work at the customary high level. The establishment in Bratislava also contributed to reducing IT costs and additionally ensures direct servicing of local customers.

Increased cost awareness was also reflected in the development of software solutions. Besides responsibility for the MiFID and SEPA projects, which was assigned to WAVE, activities focused on developing low-cost Group solutions. New developments are designed and rolled out as Group solutions. When they are ready for application, these software solutions can be implemented in several banks. A successful example in this context is the Group Web Solution: this infrastructure solution for Internet-based corporate and retail business was first implemented in the Czech Republic in November 2006, followed by Romania in 2007. In 2008 this Internet banking portal is to be rolled out in Slovakia, the Baltic States and Slovenia. Another Group solution is the BACS (Bank Austria Custody System) solution for safe custody and settlement of securities for institutional customers. In 2007 we implemented BACS in Serbia, Bosnia & Herzegovina and Bulgaria with a view to promoting system harmonisation and further reducing service costs.

Back Office/ Centres of Competence

Administration Services (AS)

Starting in 2004, the back office and administration activities for the Austria-wide customer business of Bank Austria have been gradually and successfully concentrated in a single company, BA-CA Administration Services GmbH (AS). Working with a staff of around 1,600 employees, AS today is responsible for the entire range of back office activities involved in the management of accounts, loans and payments as well as the entire mail logistics of Bank Austria. BA-CA AS has thus become Austria's largest – and currently still unrivalled – financial settlement services provider.

The commercial success AS achieved by separating front office and back office operations in organisational terms underlines the viability of this approach: HR costs have been cut by 12 % on a sustainable basis since 2004 – but the same also applies to the corresponding non-staff costs for the Austrian business segments.

Development of payroll costs at Administration Services GmbH (€ m)



– € 15 m (–12%)
121
118
112
107
2004
2005
2006
2007

Further cost reduction and quality enhancement measures are designed to strengthen the company's competitiveness: with the objective of achieving efficiency gains, in early 2007 we launched the "AS New" project for the implementation of a process-oriented workflow management and organisational structure to replace the product and segment-based approach. With the implementation of service desks and process-oriented settlement units, the new AS structure was successfully tested in a series of pilot operations in three sales regions. The Austria-wide roll-out is planned for 2008 and will take place in two steps.

In parallel, we participated in trend-setting projects: as part of a UniCredit-wide integration project, large parts of the settlement processes within the Group were subjected to a comparison (benchmarking). This project is to create the basis for evaluating cooperation projects with other producers within our network.

BTS – Business Transaction Services

As a Group Shared Service Center for international payments, BTS in 2007 successfully introduced TARGET 2 and SEPA Credit Transfer for the CEE banking subsidiaries in the respective countries. In addition, the UniCredit banks in the three Baltic states were integrated in the "payments settlement" groups operated by BTS. All arrangements relating to Slovenia's foreign payment transactions were moreover smoothly implemented following the country's conversion to the euro.

On account of the economies of scale (4.7 million transactions p.a.), facilitated especially by the successful merger projects, transaction costs were significantly reduced.

BTS received the ISO 9001 Certificate for core banking and payments activities following a comprehensive external audit in December last year. This underlines the high quality of risk and process management. We thereby also generate economies of scale in settlement activities.

Treasury Securities Services (TSS)

Demands on settlement and other services in the securities business further increased in 2007. Notwithstanding lower staff levels we coped well with substantially higher transaction volumes: purchasing and sales volumes rose 49 % on average. Rising by 350 %, third-party funds posted a particularly high increase, but the turnover volume of derivative products and own funds also grew by more than 65 %.

The key challenge in 2007 was our cooperation in future-oriented UniCredit Group projects. On the one hand, these were targeted at reorganising the back office units and thus increasing the efficiency of settlement services on a European scale; on the other, their purpose was to lay the foundation for bundling a large part of treasury settlement services in the two centres in Munich and Singapore from 2010 onwards, for reasons of efficiency. Treasury settlement activities between Bank Austria and the CEE subsidiaries were consolidated.

Global Procurement

In 2007 the ambit of Global Procurement was considerably expanded and cooperation between the individual countries and their local procurement units intensified. The countries Bosnia & Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Romania, Russia, Serbia, Slovenia, Slovakia, Czech Republic, Turkey and Hungary commenced their operating activities within the Global Procurement perimeter.

These countries participated in global tenders and auctions and thus not only improved their own market positions, but also contributed to expanding the entire procurement volume of the global organisation. The procurement markets of these countries thus became transparent and were opened up for UniCredit Group.

In the reporting period, our efforts to embed procurement in an international structure led to an increased exchange of experiences and opened up job rotation opportunities between the countries covered by the Group. Thus global sourcing with its pool of employees and know-how is one of the first areas that reflects the vision of a truly European bank. The Group fills international functions with employees of different nationalities and thus contributes to the intercultural growth of the company.

Procurement is largely driven by the value system of UniCredit Group. Fairness and transparency are pre-eminent guiding principles of modern, future-oriented procurement in a global shareholder environment.

The use of i-faber, the Group-wide electronic auction platform, has already generated sustainable cost savings and allowed procurement processes to be significantly shortened. The effects are seen in optimised purchase prices, but also in a reduction of process costs across the entire Group.

The procurement activities of Bank Austria are acknowledged as best practice within UCG Global Procurement and used as a benchmark in several countries and sectors. This supports us in our view that we are on the right track and encourages us to maintain our course both in terms of speed and direction.

Facility Management

Despite extraordinary energy price-driven index increases, DOMUS FM – mainly through improved real estate management– once again managed to reduce office space costs by € 4 m to € 167.3 m in 2007. Total cost savings since 2002 thus amount to € 46 m (22%).

Office space expenses (€ m)



– € 46 m (–22%)
213
199
189
179
171
167
2002
2003
2004
2005
2006
2007

Further savings are expected to be achieved through the consistent implementation of UCI's workplace policy and of the site optimisation programme in Austria.

The bank launched a project for the opening of a further 1,000 branches in CEE; these additional branches will expand the CEE network between 2008 and 2010. This development represents an important cornerstone for the implementation of expansion plans in CEE.

Particular attention is given to corporate social responsibility in all facility management activities. Since 2005 environmentally-friendly energy-saving measures (such as expanding remote data management) have allowed 16,800 GJ[1] of energy savings annually, which corresponds to a reduction of carbon dioxide emissions of about 770 t per year. In the field of energy procurement we continue to emphasise renewable energy:

Energy consumption in per cent

	2005	2007
Renewable energy[2]	52.0	54.5
Fossil fuels	48.0	45.5
Nuclear energy	0.0	0.0

All data relate to BA-CA Austria
1) Gigajoules
2) hydroelectric power, wind energy, solar energy, geothermic energy

Human Resources and Corporate Social Responsibility

Human Resources

Working for a banking group of European stature such as UniCredit Group creates numerous possibilities for employees. On account of the Group's international reach, job options and opportunities for development go well beyond the home market and extend into the twenty-three other countries in which UniCredit Group is active. Over 170,000 colleagues (54,387 full-time equivalent – FTEs – in Austria and CEE) are working together throughout the world to achieve common goals, realise significant projects and contribute materially to the success of UniCredit Group. At year-end, 9,953 FTEs were employed in Austria, some 6,711 of them at BA-CA AG (parent company).

Human Resources maintains an effective network within UniCredit Group and within the Divisions. In Austria, too, HR stands for

- cultural identity and core values,
- a claim to having the best leadership team,
- recognising and promoting talent,
- making use of the diversity within the Group and
- proximity to the business activities of the Divisions.

Multi-dimensional HR cooperation model

HR Business Partners support – both at a holding company level and in Austria – top management and the managers of the respective Divisions, adapt HR strategy to meet the needs of the respective divisions and serve as the initial point of contact for issues related to personnel development, strategic personnel planning, recruiting, etc.

The networked, cross-border activities of Business Partners in the respective divisions serve as the basis for achieving divisional objectives throughout the Group. In Austria as well, HR managers function as a team working to implement common personnel objectives at Bank Austria. Another factor behind the Group's success is the close cooperation with centralised HR technical and service units such as executive management, training, diversity management, staff compensation, etc.

These networks – Business Line on the one hand and Competence Line on the other – ensure that know-how is shared among Divisions throughout the Group as well as in Austria, and promote both best practice and the exchange of expertise.

Core values guarantee sustainability

The Integrity Charter encompasses the set of values shared by all employees of UniCredit Group. The six core values – fairness, transparency, respect, reciprocity, freedom and trust – serve as practical guidelines for all of us – from board member down to young apprentice – with regard to our dealings with colleagues and customers. They also serve as the basis for HR management activities and for qualifications of employees with management responsibilities.

Two ombudsmen have been available at Bank Austria since March 2007 to handle complaints arising from conflicts or from infractions against the values of the Integrity Charter. Employees can turn to these ombudsmen with complete confidentiality. "Restorative justice" serves as the basis or set of rules used by the Group to implement the Integrity Charter. This approach is supported by a culture of mediation and/or notification, which are used as instruments of redress. The main emphasis in this regard is on restoring inter-personal relationships, relationships between company and employees as well as on external relationships.

On 1 October 2007, all BA-CA employees once again took two hours off work and formed some 2,000 working groups to analyse customer relationships and discuss ways to better implement our values in day-to-day contact with customers. These groups were supported by a task schedule and related materials provided by HR and the Communications unit.

Developing the best leadership team

The **Executive Development Process** is one of the core processes for the development of executives and for talent management. The EDP Plan serves as a strategic guide for performing annual appraisals and implementing development plans for executives. Our goal is the systematic, ongoing development of management skills and leadership qualities needed in the Group.

The Leadership Competence Model focuses on:

- investments in employees who face challenges successfully
- benefiting from international diversity in the composition of our leadership teams
- strengthening our "development culture" and internal promotion of employees
- better and earlier identification of talented young executives.

EDP promotes constructive dialogue between middle and top management. Ensuring the long-term success of the EDP process, however, requires the firm commitment of everyone involved as each person has the power to influence their own development path and that of others. The Group Heads of Division assume an important role in this context as they are responsible for ensuring that each executive is provided with individual feedback and a personal development plan by their immediate superior. In 2007, some 234 executives were included in the EDP process. The process has already produced results which have made it possible to assign executives from the EDP pool to management positions in Austria and in CEE countries.

The **UniManagement Center** in Turin was opened in January 2007 in order to fulfil the ambitious objective of "Developing Leadership". To further improve the level of management expertise within UniCredit Group, the UniManagement team has developed a number of innovative strategies:

- physical architecture – the work environment offers space for teamwork, engages all aspects of the human intellect and permits real-time processing
- content architecture – management capability is acquired through dealing successfully with specific challenges and realistic situations
- process architecture – improves the ability to learn based on the most current research results

For top management executives, the annual **Leadership Meeting** offers a unique opportunity to become familiar with the organisational and corporate priorities for the new year, and to exchange relevant information with other participants. At this event, held at the UniManagement Center, participants develop strategies and visions for addressing future challenges from an operational and managerial perspective. The collaborative approach taken at this meeting further strengthens the sense of solidarity within UniCredit Group.

Talent management

Talent management at UniCredit Group is not the sole responsibility of the HR department – on the contrary, talent management is a key managerial function which is supported by HR.

The Talent Management Review Process (TMR process) at Group level is a key element. This process identifies talented young employees for the "UniCredit Group's Talent Pipeline" at a very early stage. The objective is to develop these promising young employees into highly-qualified and passionate leaders. This group-wide TMR process also identifies talented divisional and local employees for BA-CA.

Talented young employees are brought to the attention of the TMR process by their direct superiors. In a manager appraisal process, an employee's performance, potential and career development are evaluated with the assistance of the HR department. The HR department then calibrates these results for Austria. Talented young employees in the division are subsequently reviewed at a Group level and then presented in the course of the EDP session. Thus top management is provided with a summary of the performance and potential of its management team on the one hand, and with a clear picture of "young talent" on the other.

Two centralised development programmes support the talent management process:

- **UniQuest** is the development programme for successful, talented young employees of UniCredit Group which operates on a voluntary basis. Divisional projects form the core of this international programme. Each respective project is then taken under the aegis of a member of the Management Committee (Group Managing Board).

Eligibility under the programme is open to employees in all the countries represented by the Group who wish to pursue international careers. A total of 100 participants are selected each year in the course of a multi-stage selection process. In 2007, over sixty BA-CA employees applied for the programme, and fifteen of these employees were accepted. Austria and CEE thus account for 60% of participants in this programme.

- **UniFuture** is a leadership development programme for managers who have been identified as possible management successors to the leadership team. The objective is to promote the participants' further development through the exchange of knowledge and experience. They work out a new business idea or an idea to modify or improve a relevant process. Each team is sponsored by a senior executive of the Group. Five Austrian managers have already successfully concluded UniFuture.

Diversity as a basis for corporate success

"Your Voice – Our Future": In line with the above motto, we invited all employees to participate in a group-wide staff survey (**"People Survey"**), allowing them to actively shape their future in UniCredit Group by providing feedback and submitting suggestions on an anonymous basis. Survey questions range from satisfaction over Group management and immediate superiors, information strategies, the clarity of the communicated objectives, over the bank's image to workplace satisfaction and training and development opportunities. The high level of participation reflects the strong commitment of employees. Building on these results, employees in the Divisions worked together with their managers to establish action plans for improvements which will be implemented in the course of 2008. The People Survey will be carried out on a periodic basis – every 12 to 18 months. This will allow the success of the various activities to be measured.

The first People Survey took place in the autumn of 2006, and the results of the survey became available in the spring of 2007. Following a period of analysis and planning, wide-ranging activities were implemented at both corporate and divisional levels at BA-CA, including, for example:

- regular dialogue and exchange of information among top management (Management Board and 1st level management) pursuant to the Austria Management Team Meetings;
- a series of discussions entitled "A talk with …": Management Board members meet interested employees to informally discuss topics of current interest which can be selected by the employees themselves;
- numerous division-specific measures with various areas of emphasis (communication, team building, management topics, promoting talented young managers, continuing education, etc.).

Diversity management

Mutual respect, candour and the recognition and appreciation of differences are integral components of the corporate culture at UniCredit Group.

In order to maintain the high level of commitment, performance and health of all our staff members, we consider it important to pay due regard to the various circumstances in the lives of our employees and to create general conditions in which they can achieve a good balance between work and family. For this reason BA-CA offers numerous part-time work models, flexible working time, sabbaticals and the possibility of telecommuting. Assistance for families includes company kindergartens with a capacity for some 200 children, selective support during maternity leave and seminars for those returning to work.

Taking a gender-based approach, the bank established the BA-CA Mentoring programme as one of its staff development and diversity measures a number of years ago. In 2007, some 40 pairs of employees – including, for the first time, 'international pairs' – took part in the programme, which is already in its fifth year. The programme's objective is for mentees and mentors from various functions and hierarchical levels to support each other, become acquainted with new viewpoints and integrate themselves into networks. Mentees recognise their potential and are then ready to assume new tasks. Plans are in progress to match mentoring pairs on a cross-border basis at Group level.

Health and employee safety

At a number of locations, employees have access to advice and treatment by a highly-qualified team of doctors and therapists from different medical disciplines and in line with state-of-the-art occupational medicine. Specialists in occupational safety provide onsite advice on ergonomic issues. Numerous precautionary measures as well as physical exercise and relaxation programmes intended to promote healthy lifestyles are offered at reasonable prices. Cost-benefit analyses show that these investments lead to significant reductions in employee absences.

Personnel management – transparent and fair

"We are family" could be the caption describing the Personnel Management System being implemented as an integrative measure throughout the various Divisions of Bank Austria. With "job families", we are introducing a performance-oriented, effective personnel management system which is closely aligned with the core values of the Integrity Charter – in particular with regard to transparency and fairness. All processes and decisions will be made in a manner which is both calculable and transparent for employees.

Project operations were successfully concluded on a trial basis at the end of 2007, and a transition to real-time operations in 2008 has been prepared in cooperation with the Employees' Council.

The linchpin of the new system is the Job Families Structure of Functions, which defines 117 job profiles for the entire Group, and bundles these jobs into 'job families'. Within each respective job family, a distinction is drawn among the 'levels' which indicate the job's respective qualification level (e.g., job family: controller, level: senior controller).

Consistent with the concept of a comprehensive and integrated personnel management system, the job families approach ties in with other system components such as compensation management (Compensation & Benefits), performance management and the career system.

Leadership Competence Model

Market and product knowledge

Customer Focus And Value Proposition
(customer focus; customer value proposition; connected with the community)

Risk Management (risk management focus)

Quality Orientation (quality oriented; cost focused)

Values

Integrity And Trustworthiness
(live the "ethics" rules – integrity; trustworthy)

Growth Oriented (growth oriented)

Team Culture (accountable; team culture – open to feedback and ideas; equitable)

Embrace Diversity
(embrace diversity, globally connected)

Leadership

Thought Leadership
(project the future state/communication; intellectual curiosity/analytical)

Execution (performance driven; make tough calls – on people and ideas; entrepreneurship)

Committed To People
(committed to people development)

Energising (energising)

Change Oriented
(change oriented; innovation)

Compensation & Benefits

Compensation management – in addition to complying with minimum standards established through collective bargaining agreements – is based on the 'market value' of a specific activity ('function'). This means that each function is assigned a BA-CA salary range which is pegged to regularly-compiled market data and which is established pursuant to a clearly-defined set of rules. As a result, decisions affecting salaries are transparent and in line with the market. In 2007, Compensation Committees were established which convene twice a year to determine salary increases, taking into consideration current market benchmarks and personal factors (a sustained level of exceptional performance, values-based approach). This new approach to compensation management makes it possible to achieve a focused distribution of budgeted funds, ensures that compensation is in line with market requirements and serves to strengthen the commitment of key personnel to the bank over the long term.

Performance management

A comprehensive performance management system was completed in 2007. The introduction of an MbO process (Management by Objectives) represents a key element of this system. Pursuant to the MbO process, concrete work goals are established based on target-group-specific scorecards, making it possible to implement corporate objectives more efficiently. A subsequent evaluation during the following year of whether the objectives have been realised serves as the basis for the award of performance-based incentives. Thus we also refer to an STI system (short-term incentive system). With the MbO system, business activities can be efficiently managed and employees compensated based on performance.

Another key aspect of the performance management system in 2007 was the development and completion of a new annual performance review. This review focuses on the employee's sustained, future-oriented overall performance, and encompasses feedback from the immediate supervisor regarding the achievement of objectives, performance with regard to specific job requirements, strengths and areas of development for the employee based on Group competence criteria and personal development planning. A motivational dialogue, in which the feedback is discussed and a sound basis for continued cooperation is established, is at the heart of these activities.

Career management and personnel development

The implementation of the job families system will make career management and personnel development more efficient for each employee. All job profiles are accessible, and each employee knows which qualifications are required for the various jobs. This allows for the kind of self-assessment which is necessary for planning and directing individual careers.

Training and development

The 2007 training programme was geared to the divisional business models.

In particular, the Banking & Finance and Sales training packages were revised with regard to content, didactic methods and structure, and brought into line with the requirements of job profiles in the Retail and Corporates Divisions.

The following guidelines were used to define the wide range of possibilities offered:

- clearly-defined requirements per job description and/or advisory model, based on the catalogue of core products for the various customer groups
- implementation of generalised training for customer advisers to ensure broad technical and sales qualifications
- implementation of training paths for each job description with recommended minimum requirements and supplemental modules
- underpinning all training measures with well-defined learning objectives based on requirements pursuant to the job description, the catalogue of core products and sales skills

Total training days in 2007: 38,200



22%
13%
26%
9%
10%
11%
8%
Basic training
Banking & Finance
Sales
Personal skills
Management
Foreign languages
Trainers
External seminars

● coupling the training programme to the qualifications profile in order to support a planning process for training which is efficient and geared to meeting individual needs.

As part of the ongoing initiative aimed at enhancing (self-)motivation and job satisfaction we covered topics such as (self-)motivation, individual mindset, performance maintenance and stress prevention not only in the "Personal Skills" segment, but also in courses offered by the Sales Academy and in management training courses.

Management training reaches across the bank's Divisions. All courses are based on the values of UniCredit Group and are designed to serve as the foundation upon which management skills are developed within the Group. They also take into consideration division-specific peculiarities with regard to management instruments and techniques.

In order to continually raise the level of general competency in English, the official Group language, "English Guidelines for UniCredit Group" were introduced. These guidelines call for obligatory proficiency tests to diagnose individual levels of language proficiency, which make it possible to create participant groups with similar ability levels, on the one hand, and to document individual language progress on the other.

Headcount management

In order to ensure our business success in the long term, both employee qualifications and staffing levels must be constantly brought into line with market requirements. In 2007, 337 new employees joined the bank (measured in terms of FTEs), with a large percentage of these employees holding positions in the Retail Division. 596 FTEs left BA-CA AG, with employees submitting letters of termination in 257 of these cases. This results in a natural fluctuation rate of 3.2%. About 340 employees terminated their work relationship by mutual agreement pursuant to a restructuring programme in place for 2007 and 2008.

Internal service regulations, labour relations

Thanks to the cooperation between HR Management and the Employees' Council, it was possible to resolve a number of issues involving the bank's internal service regulations and working relationships. Such issues included a reform of the BA-CA pension equivalent (ASVG equivalent), clarification of internal service regulations ("Internal Service Regulations Reform 2007"), the legal basis for performance management, job families and internal agreements on financial compensation systems, as well as video surveillance at the bank to protect against bank robberies.

EWC – European Works Council

Following constructive negotiations between HR at the holding level and the "Special Negotiation Panel" comprising Employees' Councils from various EU countries, it was agreed to establish the "European Works Council of UniCredit Group – UEWC". "European Works Council" (EWC) is the name of the body established by the EU whose goal is to strengthen the right of employees to information and consultation. The body comprises representatives from all the countries in Europe where UniCredit Group is active. HR managers and representatives from top management will regularly inform the EWC over planned or approved measures.

Age structure, male/female
Bank Austria Creditanstalt AG



over 50
7,6%
12,7%
41 – 50
23,2%
20.1%
31 – 40
13,4%
10.4%
under 30
Female total 48.1%
7,7%
4,9%
Male total 51.9%
25 20 15 10 5 0 5 10 15 20 25
Female
Age
Male

CEE Human Resources

CEE Human Resources is responsible for managing all staff-related issues for the banks belonging to the CEE Division of UniCredit Group. It fulfills three roles: governance, leadership (implementation of Group projects), and coordination (best practice sharing).

In 2007, CEE HR provided services in the areas of HR integration (particularly in the merger countries Slovakia, the Czech Republic, Romania, Bulgaria, and in the Baltics), due diligence and managed selection. It also provided expertise on integration and HR processes, in particular for the appointments of 1st level positions in the CEE countries. A structured succession planning process was launched for Executive Development. CEO/COO appointments were based on the respective results of the Executive Development Plan (EDP process).

Moreover, enhanced cooperation was sought with HR from UniCredit Holding and Leasing. CEE HR moreover managed the implementation of numerous Group projects and initiatives (People Survey, Unidea Foundation, Integrity Charter etc.).

At the 2nd UniCredit HR Conference (13–14 September 2007) Rino Piazzolla presented an "Award for Special Achievements in HR 2007 for designing and implementing Cross-Border Projects and HR Competence Centers" to the CEE HR leadership team. Six Cross-Border Projects (CBP) – Performance Management, Leadership Initiatives, Sales Force Training Retail, Sales Force Training Corporate, Talent Sourcing (Employer Branding), Docking Station (DigiSimplification) – and three Competence Centres (CC) – Retention Measures, Executive Development & Talent Management, HR Integration & Change. One of the main reasons for launching the initiative to create a new way of working together is to use the expertise UCG has in the CEE region and to avoid reinventing the wheel by working together across borders. Closely related to this is the need to create synergies and save time and costs. For this reason, evaluation criteria for all the projects were established. These initiatives are in response to the most pressing business needs. Talent recruitment was already implemented in pilot countries during 2007.

As regards training initiatives in CBP, multinational teams of experts from HR and business developed state-of-the-art sales force training programmes for retail and corporate relationship managers and started to implement them in pilot countries. Furthermore, a uniform "Basic Leadership Skills" training course was developed in order to provide newly-appointed managers with basic leadership tools and to promote the development of UniCredit leadership culture. With regard to the CBP and CC, quarterly "Together We Can" events were organised (most recently in November 2007) with the participation of HR leaders.

CEE HR managed the integration of HR systems of ATF Bank in Kazakhstan, including the implementation of change management measures. ATF-related events were organised to introduce the new bank to UniCredit Group business strategy and corporate culture.

People Survey 2006 action planning was carried out at a sub-holding level; the People Survey results were also reflected in the CBP and CC. Followed by the launch of the Restorative Justice Ombudsman System – in coordination with the Group Ombudsman – in selected CEE countries, the 2nd Integrity Charter Day 2007 fostered the dissemination of our Integrity Charter values within the CEE Division.

In order to increase efficiency in cross-border collaboration between the CEE Division's offices in Vienna and Milan, and with the entire HR network in CEE, an online file-sharing platform was set up.

In order to enhance UniCredit Group's positioning as an attractive international employer, CEE HR launched sponsoring initiatives – UniCredit CEE Student Cercle and Center of Excellence (from 2008) – with Wirtschaftsuniversität Wien, Austria's largest academic institution for business studies.

In terms of compensation, HR stepped up its involvement in HR cost management in order to develop know-how in the countries with a view to improving efficiency.

A Strategic Workforce Planning project with a pilot in UniCredit Tiriac Bank (Romania) was set up to ensure efficient HR planning and availability of the right people at the right place, in order to meet business needs at the right time.

In 2007, 50 % of UniQuest participants came from CEE Division countries, underlining the quality of its candidates. Numerous CEE managers were selected and enrolled in UniFuture and UniManagement leadership programmes.

Sustainable Business Management

We aim to operate profitably while meeting high social and ecological standards and taking concrete steps today to make life worth living tomorrow.

We see sustainable business management not only as a way to assure the long-term success of our company. We also think that this approach reflects our responsibility to society and for our environment.

Thinking and acting on a sustainable basis is therefore an integral part of our corporate culture, which includes respect, reciprocity and fairness in our dealings with customers, employees and investors, suppliers and communities – values which are enshrined in the Integrity Charter which is applicable on a Group-wide basis.

The commitment to sustainability of Bank Austria's top management is reflected in its participation in "respACT – Austrian Business Council for Sustainable Development", a group of top managers of large Austrian companies. The Business Council's objective is to take account of the principle of sustainable development in the business sector by implementing it within the companies they lead and by propagating this attitude within the business sector.

In organisational terms, sustainability management is based on a structured network. As part of Communications, the unit acts as coordinator, finder of topics and provider of internal services, supported by a network of colleagues in the Divisions. At Group level, Bank Austria contributes ideas and expertise to cross-regional CSR teams focusing on sustainability.

Basic principles

Product ecology (sustainable products), operations ecology (environmental efficiency in operations) and corporate citizenship (corporate social responsibility) safeguarding our business interests are the basic principles observed by the bank in sustainable business management.

The values underlying these focal areas fit perfectly with those in UniCredit Group. The Integrity Charter applicable within UniCredit Group is a framework of values for all banks and each employee. Fairness, transparency, respect, reciprocity, freedom and trust are the values guiding our relationships with all stakeholders within and outside the Group.

Product ecology

High standards in financing business
Ecological values are standard in our core business as a financial services provider. Our lending principles therefore include the environmental and social standards established by the World Bank in connection with project financing activities in threshold and developing countries, and the Equator Principles, a global industry standard signed in 2003 and applied to all major project financing transactions in addition to the World Bank standards. We have long taken into consideration ecological aspects in our creditworthiness evaluations.

We provide comprehensive information to contribute to help create a greater awareness of environmental and sustainability issues among our customers. This is becoming increasingly important for many companies because within the Basel II framework, companies with a certified environmental management system (for example, EMAS, ISO 14001) are assigned a better rating than other companies.

Internal training is an essential factor to meet the requirements of sustainable product ecology. Our environmental desk has supported credit officers and risk managers in the area of ecological risk evaluation for many years. Industry checklists and training programmes enable customers and the bank's employees to identify and address environmental risks at an early stage. Account managers and risk managers use industry checklists to identify and assess environmental problem areas, including contamination, and the legal requirements. Our customers can use our BusinessNet service to obtain information from our environmental desk.

Sustainability – memberships

Our memberships of many sustainability-focused organisations and initiatives as well as the bank's active role in them are further evidence of the importance Bank Austria attaches to sustainable product ecology.

In this context the bank has been cooperating in the EU project "Concerted Action on Brownfield and Economic Regeneration Network" (CABERNET), a network for revitalising abandoned former industrial sites, for many years. An ÖNORM working group deals with a new standard for "recording and evaluating environmental aspects of property valuation – potential uses of brownfields and determination of related costs" in Austria. The "2nd International Conference on Managing Urban Land", a joint conference of CABERNET (www.cabernet.org.uk) and REVIT (www.revit-nweurope.org) took place in Stuttgart/Germany in April 2007, with Bank Austria participating as moderator.

Ethical investments

Bank Austria offers ethical investment products based on sustainability considerations. Investments are regarded as being ethical if the area in which the issuer (company, central government, international organisation) operates meets specific requirements of social, humanitarian and ecological responsibility. There are various approaches depending on the investment strategy and orientation, with a range of products differentiated according to ethical features. We offer such products via Pioneer Investments Austria, our mutual fund company.

Pioneer Funds Austria – Ethik Fonds
is a mixed fund seeking long-term capital growth and current income; it is targeted at investors who take into account ethical criteria in making their investment decisions.

The basic portfolio is made up of international equities (about 30 %) and euro-denominated bonds (some 70 %).

Pioneer Funds – Global Ecology
The objective of this fund is to generate capital growth in the medium to longer term by investing at least two-thirds of its assets in a diversified portfolio comprising equities and equity instruments issued by companies which make environmentally friendly products and technologies or contribute to making the environment safer and healthier. This definition includes companies active in the areas of air pollution control, alternative energies, recycling, waste incineration, waste water treatment, water purification and biotechnology.

Pioneer Funds – Global Sustainable Equity
This fund focuses on generating capital growth in the medium to longer term by investing at least two-thirds of its assets in a widely diversified portfolio comprising equities and equity instruments issued by companies which meet specific environmental, social and government criteria. This definition includes companies withdrawing capital from businesses which damage the environment, and companies which distinguish themselves through their responsible behaviour towards the community.

Pioneer Funds Austria – Öko Garantie 9/2014
The focus of this fund, which was offered for subscription until 25 September 2007, is on companies which make environmentally-friendly products or develop and use technologies actively contributing to environmental protection. The fund management invests in railway companies, solar technology companies or companies active in the areas of wind energy or water technology. A 100 % capital guarantee and an 80 % peak value guarantee minimise risk.

Pension fund and provident fund for employees focused on sustainability
Bank Austria pays its contributions to the employee pension plan into VBV- Pensionskasse, a pension fund which has increasingly concentrated on sustainability over the past years. The contributions paid into VBV-Mitarbeitervorsorgekasse, the provident fund for employees, are invested entirely on an ethical basis. The investment principles of VBV-Mitarbeitervorsorgekasse are monitored by an independent Advisory Board on Ethical Investment.
www.vbv.at
www.vbv.co.at

respACT – Austrian Business Council for Sustainable Development is an association serving as a point of contact for all questions related to the implementation of sustainability, corporate social responsibility (CSR) and business ethics. It provides a platform for companies to exchange ideas and information, and jointly support environmental initiatives. Bank Austria is a member of respACT.

Bank Austria is an active member of the "Grünes Geld" platform set up by ÖGUT, the Austrian Society for Environment and Technology, to strengthen the market for ethical and ecological investments. ÖGUT organises an annual reception which has traditionally taken place in Bank Austria and provides the venue for presenting environmental awards in various categories.

In 2007, ÖGUT's reception focused on financial market sustainability. Bank Austria acts as host of this event and has also endowed the ÖGUT Special Prize.

UNEP-FI CEE Task Force: Bank Austria, which as member of UniCredit Group operates the leading international banking network in the growth region of Central and

Eastern Europe, was one of the institutions helping to set up the CEE Task Force within the framework of the United Nations Environment Programme (UNEP). The purpose of the task force is to enhance awareness of the interrelationship between environmental topics and banking transactions in the countries in Central and Eastern Europe. The main topic of conferences organised in Romania and Bulgaria in 2007, in which Bank Austria participated also as a speaker, was environmental risk assessment in the lending process. In 2007, the UNEP-FI CEE Task Force organised two e-learning courses in cooperation with several international organisations. The courses dealt with climate change as well as environmental and social impact assessment in the lending process; our experts attended the courses and passed the related tests.

Operations ecology

The direct impact of the business activities of Bank Austria, a financial services provider, on the environment is not comparable in absolute figures with the impact of many production plants and industrial companies. But given Bank Austria's size and its numerous branch offices and many employees, it is not something that should be disregarded. Our objective is therefore to use resources in a responsible and environmentally-friendly manner.

Pursuant to the bank's internal operations ecology, and in order to improve its efficiency in this area, Bank Austria is pursuing a number of projects which reflect our comprehensive sustainability strategy. The bank aims to significantly reduce costs and enhance efficiency. Legal compliance avoids risks and underlines the bank's model role in the area of sustainability. An essential aspect of consistency and sustainability in the bank's operations at all levels is the monitoring of consumption data, which was further improved in 2007. This provides a basis for more accurate forecasts, enabling the bank to respond with the appropriate measures.

Environmental protection with state-of-the-art technology

Bank Austria is constantly implementing specific projects to keep energy consumption and emissions to a minimum. This is partly reflected in the fact that the Austrian Federal Economic Chamber (WKÖ) referred to energy optimisation for ventilation systems at the bank's Praterstern administrative centre as an example of best practice. Other examples are the "virtualisation of Windows servers" project, which involved the virtualisation of 638 physical servers, resulting in annual energy savings of 2,670 mWh. Another case in point is the W.O.L.F. (WakeOnLAN-Feature) project scheduled for 2008, which by means of energy-optimised equipment settings will achieve energy savings of 500 kWh per personal computer each year. We are also promoting the use of state-of-the-art technology to reduce the amount of travel. To this end, we organised more than twice as many video conferences in 2007 as in 2006.

Employees of our bank have for many years been represented in ÖGUT's Financial Services Industry working group. This was set up in 1994 to put the financial services industry on an ecological basis. With a view to better communicating efforts and progress in the environmental and social areas and make them visible to the public, the working group has prepared a benchmarking procedure for Austrian financial service providers in the areas of operations ecology and social affairs. It is particularly significant that the working group offers the possibility for an intensive exchange of ideas and information in sustainability management and sustainability reporting.

Operations ecology data

	2007[2]	2006[1]
Total energy consumption in kWh	148,000,000	152,953,341
CO_2 in tonnes (excl. business travel)[3]	22,022	22,559
Waste in tonnes (total)	2,100	2,166
Landfill	–	–
Incineration	*500*	*458*
Recovery	*1,500*	*1,546*
Recycling in tonnes	100	162
Special refuse in kg	–	–
Water consumption in m^3 [4]	350,178	380,091
Paper consumption in tonnes	1,142	1,114
Travel CO_2[5] in tonnes	3,734	3,260
Travel in km[6]	19,718,976	17,484,124

1) All data are based on new, detailed calculation procedures. Data for 2006 are therefore not comparable with the data published in the Annual Report for 2006.
2) Extrapolations are based on previous energy consumption data from the bank's head office and other administrative office buildings in Vienna
3) Conversion factors according to ÖGUT (gas), Wien Energie (long-distance heating), electricity companies in Austria's federal provinces (electricity)
4) Including drinking water and water for industrial use
5) Conversion factors according to ÖGUT
6) Comprises all business trips by aircraft, train, private car and company-owned cars of Bank Austria (new basis, not comparable with figures in the 2006 Annual Report)

Sustainable Human Resources management

The bank's HR management activities have been based on sustainable development for many years. In this context, an important aspect is diversity management: as a banking group operating internationally, we have for a very long time been faced with the challenges and opportunities arising from the integration of companies and employees from different countries. For Bank Austria, being part of UniCredit Group means that differences in terms of gender, origin, language, age, and cultural and religious values have taken on a new dimension. Diversity is supported by all employees and is embodied in UniCredit Group's Integrity Charter, which has already been referred to a number of times.

Today, Bank Austria can consider itself fortunate that joint meetings, working groups or projects of employees of different origin and speaking different languages have become a matter of course. Such exchanges are welcomed at Bank Austria, and are also actively promoted, where this is possible.

Equality management and the gender approach are no less important. With female employees accounting for 56 % of the total headcount, and 19 % of employees in the first reporting line and 14 % in the second reporting line being women, the promotion of women is a clear objective. One measure employed for this purpose is our Mentoring programme. Following two pilot projects, the programme will be entering its fifth year in 2008 and continues to meet with a resounding response. Each year, about 50 selected employees work closely together with their mentors. Two-thirds of the mentees participating in the programme are women, which makes the programme an excellent instrument for tapping the available potential and ultimately increasing the proportion of women in management positions.

Diversity



Countries
Languages
Women
Religions
Men
Fairness
Respect
Freedom
Transparency
Reciprocity
Trust

Social commitment and social responsibility

Corporate citizenship, the assumption of social responsibility in the immediate business environment, has a tradition at Bank Austria and its predecessor institutions that reaches back many years. Corporate citizenship was first reflected in a large number of different projects. Today, we are pursuing a clear strategy in this area: committing ourselves to help the main pillars of the next generation, i.e. children and young people, young people and families who are in need through no fault of their own, and to provide assistance promptly and without any red tape in emergencies. This is our precept.

At the same time, with a view to pursuing an integrated, sustainable approach, we do not forget the interests of our customers and stakeholders. The transparent and efficient employment of resources in an economically sensible manner are important criteria for our social commitment. We initiate and commit ourselves to concrete projects which are commensurate with our strategy, while strengthening our contacts with local, regional and national stakeholders by supporting charity organisations. Below are some examples of our activities:

Eastern European Peace Camp
For over 50 years, young people from all over the world have been meeting in Langenlois, Lower Austria, upon the invitation of the Austrian Youth Red Cross to discuss current issues of social relevance, and to find solutions. We see this as an important contribution towards international understanding; Bank Austria is supporting this camp for the first time in summer 2008.

Bank Austria has initiated a three-day meeting with a focus on Eastern Europe, an event that will make its debut in the summer of 2008. The meeting will be attended by young people from 15 countries in Eastern and South-Eastern Europe to discuss issues such as migration, education and development.

The programme includes a meeting of participants with members of the European Commission and representatives from the European Parliament. This will give the young participants the possibility to address their wishes and concerns regarding European politics to the appropriate persons.

Jugend ohne Netz
Bank Austria supports the "Jugend ohne Netz" ("Youth without a Net") project initiated by the Ombudsoffice for Children and Youths. In 2007, the project's objective was to make the public more aware of the poverty of children and young people in Austria, and to instil this awareness in individuals. This was attempted with an interactive touring exhibition which provided food for thought for many people who visited the exhibition in all the capitals of Austria's federal provinces. The event was held under the patronage of Margit Fischer, wife of the Federal President of the Republic of Austria. A "tangible result" of the initiative was a petition that was handed to Ms Barbara Prammer, President of Austria's National Assembly.

The follow-up project to "Jugend ohne Netz" is a sponsorship project which will be implemented in the course of 2008. In this particular case we provide support for the training of helpers working on an honorary basis, who accompany and advise young people with problems in their daily lives. Employees at our bank have the opportunity to actively support and structure the project as sponsor, reflected in the cooperation with the Ombudsoffice for Children and Youths.

Bank Austria Familienfonds
The fund provides quick and unbureaucratic support to Austrian families with children, helping them to cope with crises. Established in 1994, the fund is competently managed by the Caritas organisation of the Archdiocese of Vienna.

The **"Poverty hurts"** initiative of Volkshilfe Österreich.The initiative was launched to give financial support to Austrians in need – many children suffering from chronic diseases, victims of accidents, handicapped children and children from disadantaged backgrounds living below the poverty line.

The **"Austrians in Need"** welfare fund of the Austrian Federal President supports people who get into financial difficulties through no fault of their own.

Combating homelessness in Austria is the aim of the **Vinzenz** community. Bank Austria supports their current campaign.

The **CliniClowns**' objective is to make children in hospital laugh and brighten up the everyday lives of older patients in line with the belief that laughter is the best medicine.

Active partner for science and research

Bank Austria maintains non-profit foundations for the promotion of science and research at the University of Vienna, at Vienna's University of Economics and Business Administration, the Vienna University of Veterinary Medicine, the Vienna University of of Technology and the University of Innsbruck.

These foundations grant scholarships, support university projects and award prizes (including Bank Austria prizes at the University of Vienna, and the "Student of the Year" award at the University of Innsbruck).

Bank Austria also promotes interdisciplinary initiatives and symposia, and helps organise lecture series and exchange programmes.

Joint events serve to promote a continuous dialogue between the business sector and research or teaching at the university level.

Activities are funded from interest earned on the assets held by the foundations. Funding is granted on the basis of a thorough selection process by boards of trustees comprising top representatives of the universities and of Bank Austria.

Bank Austria has set up Foundation Chairs at the University of Vienna, the Vienna University of Economics and Business Administration and at the University of Linz. Moreover, Bank Austria is one of the main donors of the Jubilee Private Foundation of the Vienna University of Economics and Business Administration.

Culture overcomes barriers

Bank Austria's commitment to culture in Austria and in some countries in Central and Eastern Europe is an integral component of the bank's corporate culture. But it at the same time also reflects our belief that culture plays a key role in the development of an integrated Europe. To this end, we support internationally renowned facilities in Austria such as the Bank Austria Kunstforum – the home of classical modern art in Austria – and projects with young artists from Central and Eastern Europe in the areas of the fine arts and music.

[redacted]



Consolidated Financial Statements

The Banking Environment in 2007


Euro interest rates
10-year benchmark yields
ECB key interest rates
3-month money/interbank
4.00
3.50
3.00
2.50
Credit spreads: iTraxx Crossover
500
400
300
200
100
0
Depreciation of the US dollar against the euro
1.20
1.25
1.30
1.35
1.40
1.45
1.50
1.55
1.60
USD per EUR, inverse presentation
Equity market
MSCI Emerging Asia
MSCI World Equity Index
160
140
120
100
80
Beginning of 2006 = 100
Commodities prices
London Brent Crude Oil US$/bl.
CRB Continuous Commodity Index
150
140
130
120
110
100
90
80
Beginning of 2006 = 100
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1
2008

The global economy was much more buoyant in most of 2007 than one might think on looking back (at the time this Annual Report is completed). Brisk growth was largely driven by sound, real economic trends: the growth of the young Asian economies – "golden dragons" – of a real 10 %, the spread of this impetus via the global division of labour, which has gathered further momentum, and its gradual favourable influence on the European economy. Global stock markets performed very strongly until the middle of the year. The ECB raised interest rates for the seventh and eighth times in this cycle since the end of 2005, in each case by 0.25 percentage points to 4 % in June, while long-term benchmark yields rose by about 0.5 percentage points until mid-2007.

The trends turned downward in the second half of the year, and it was for a long time unclear whether the impact of the sharp correction of the overheated US real estate market, which will be known in economic history as the "sub-prime crisis", will be limited to the financial sector or have far-reaching consequences for the real economy. In the summer of 2007, the initial credit losses which hit some aggressive local real estate financiers and the hedge funds investing in this sector caused difficulties for the related structured products (ABCP, CDOs, CLOs), which were placed worldwide in connection with real estate financing operations. Structured investment vehicles (SIVs) which had issued these products subsequently also encountered problems; ultimately, the situation also had a strong impact on banks, either through their direct lending activities or through utilisation of the back-up credit lines made available by them. The high risk tolerance of investors looking for the best yields, which had supported the market for a long time, collapsed, and spreads widened considerably, especially on the credit market. The markets saw a decoupling of the relevant derivatives benchmarks from the underlying instruments and the fundamental condition of the corporate sector. Towards the end of 2007 (and especially in the subsequent months) loan-based funding became more expensive for companies and for young economies with a high level of foreign indebtedness and a low savings ratio. Business in highly leveraged primary market segments (LBOs) dried up. In the money market, a lack of transparency in the sub-prime exposures of some big players finally undermined confidence in interbank business. This resulted in a sharp rise in liquidity costs, although central banks responded with large-volume open-market operations.

The US Federal Reserve took remedial measures by sharply lowering key interest rates by one percentage point between mid-September and the end of 2007 (and by a total 2.5 percentage points until going to press), while the ECB refrained from raising interest rates any further. The value of the US dollar fell by over 10 % compared with 2006.

The slowdown in economic growth in the fourth quarter of 2007 and subsequent months is explained mainly by a rise of commodities prices (by over 20 % pursuant to the CRB Index). Not limited to oil and precious metals, the rise also covered primary industrial products, and raw materials in the agricultural sector in particular. This development is due to the economic upturn and growing prosperity in the Far East, while also serving as an incentive for financial investments and subsequent excessive trends.

Trends in our core markets

● With GDP growth of 3.4 % in 2007, **Austria** maintained its momentum of the previous year and further increased its growth lead over the US and the euro area. Despite the difficult international environment, growth was driven by strong foreign demand, primarily from Central and Eastern Europe, and brisk investment activity was boosted mainly by the export industry. Private consumption, dampened by an increase in the savings ratio, lagged far behind with a growth rate of 1.5 %, notwithstanding the positive trends in the labour market which were reflected in a decline in unemployment to 4.3 % and growth of 1.9 % in the employment rate. The Austrian economy weakened towards the end of 2007. The adverse impact of global developments curbed export growth, and investments also slowed. The anticipated recovery of private consumption failed to take place as the increase in inflation (3.6 % growth rate in December, year-on-year), driven by external factors (prices for oil and commodities), dampened consumer sentiment.

The favourable economic environment failed to halt the downturn in the growth of bank loans in 2007. The slower growth rate of 3.6 % at the end of 2007, compared with 4.6 % in 2006, was attributable solely to developments in household loans. Housing construction loans continued to experience buoyant growth of 7.2 %, while growth of loans to medium-sized companies stagnated, and consumer loans contracted by as much as 4 %. This development is explained by the restraint exercised by consumers in the face of rising interest rates and the ongoing discussions on retirement planning, as well as by the more cautious approach by banks given a 14.5 % rise in insolvencies of private individuals in 2007. This compared with an over 6 % decline in company insolvencies. Corporate loans also reflected the good economic climate with strong growth of 7.5 % in the reporting year. In terms of investment activity, 2007 was characterised by strong growth in household deposits (+7.3 %) and even more so by corporate deposits (+24.8 %). The higher interest rates and the need for greater security in the wake of the turbulence in international financial markets in the second half of the year resulted in stronger demand for bonds, while shifts in assets led to net outflows in the area of mutual funds (without price effects).

● In 2007, **Central and Eastern Europe** recorded robust economic growth of 6.5 %, equalling the growth rate of 2006. The economy was supported by dynamic investment activity, which will probably have peaked in 2007. This development further enhanced the region's competitiveness and created a basis for sustained, strong export growth. Private consumption also expanded at a buoyant rate, driven by higher wages and lower unemployment levels. As the region remains attractive for long-term investors, countries financed much of the imbalance in foreign trade through foreign direct investment.

In the second half of the year, in line with the international trend, the region saw a sharp rise in consumer prices, especially for food and fuels. Central banks responded with a more restrictive monetary policy, despite making additional liquidity available to the money market as a temporary measure during the US sub-prime crisis as part of a fine-tuning process; in this context interest rates were also raised in a number of countries. Towards the end of 2007, it became apparent that the CEE countries cannot fully escape the repercussions of the sub-prime crisis. Borrowing became more expensive especially for countries with substantial external indebtedness and large imbalances. However, as underlying economic growth in these countries is sustainable and robust, they have coped well with these developments.

The banking sector continued to expand at a dynamic rate, supported by sustained, strong nominal and real economic growth. This was reflected in an expansion of loans and deposits in CEE of 38 % and 25 %, respectively (in euro terms). In this context, strong growth rates were recorded (in local currency) in Turkey with 26 % and 15 %, and Croatia with 13 % and 16 %, respectively. Russia turned in an exceptionally strong performance with 52 % growth in loans, and deposits increased by a substantial 42 %.

Management Report of Bank Austria Creditanstalt for 2007

Bank Austria Creditanstalt in 2007

Overview

● Bank Austria Creditanstalt, hereinafter referred to as "Bank Austria", achieved an excellent performance in 2007, with consolidated profit (net profit less minority interests) amounting to € 2,258 m and return on equity reaching 17 %.

● Results are well balanced – all regions and business segments contributed to the significant increase in value created by the bank. Economic Value Added (marginal EVA) rose by € 905 m to € 1,262 m; of the absolute increase (Delta EVA), the Austrian business segments (including MIB, without the Corporate Center) accounted for € 291 m and the CEE business segment for € 334 m.

● Thanks to the bank's diversified business portfolio as a universal bank, and with a focus on customer business, Bank Austria coped well with the difficult conditions faced by financial markets and the banking sector worldwide in the second half of 2007. Bank Austria's MIB business segment, which operates within UniCredit Markets & Investment Banking, even achieved a significant increase of 17 % in operating income.

● In the Austrian market we improved our efficiency and performance capabilities; the new service models, a product policy that is closely geared to customer needs and the reorganisation of production and settlement processes that took place in the past few years are now all paying off. Profit before tax for 2007 in the three segments of Austrian customer business exceeded the previous year's figure by € 354 m or almost 80 %. A large contribution of € 254 m to this improvement came from the turnaround in the Retail Division.

● In the Central Eastern Europe (CEE) business segment we assumed the sub-holding company function for CEE (except Poland's Markets) at the beginning of 2007, thus substantially expanding the perimeter of our operations and rounding it off with acquisitions of strategic importance in Kazakhstan and Ukraine. Based on the new scope of consolidation (in a pro-forma comparison with the previous year) both the operating profit and the profit before tax generated by our CEE banking subsidiaries increased by one-third. All countries improved their results significantly, with Russia, Turkey (on a proportionate basis), Croatia and Bosnia achieving particularly strong increases reflecting the size of operations in these countries and the strong market position of our local banks. The CEE business segment accounted for close to one half (49 %) of the bank's profit before tax.

● Costs remained under control. The numerous integration projects, including mergers in five countries, were successfully completed, with synergy effects starting to make themselves felt in the very first year. Despite the expansion of business, current costs remained stable, both overall and in the two core markets. The cost/income ratio (compared with the pro-forma figure for 2006) declined by 6.2 percentage points to 52.2 % in 2007; in CEE, at 51.4 %, the cost/income ratio remained slightly below the average for the bank as a whole.

● In Austria, net writedowns of loans and provisions for guarantees and commitments returned to the trend experienced over the past five years, with a decline supported by still favourable economic developments; 2006 had seen significant charges made in connection with the application of higher credit risk standards reflecting methodological changes. In CEE, net writedowns of loans and provisions for guarantees and commitments rose as a result of business volume expansion. The cost of credit in CEE was 48 basis points, lower than in the three Austrian customer business segments (combined figure: 57 basis points).

● Following our value management approach, we gave special attention to capital efficiency and the profitability of risk-weighted assets in new business and in credit portfolio management, despite strong external and organic growth. With € 15.3 bn in equity and a Tier 1 capital ratio of 8.76 %, Bank Austria is well placed, even after the recent acquisitions, to continue to effectively use available potential in the market.

● We made good progress in implementing the business model of UniCredit Group in our entire sphere of responsibility. In line with the principle of best practice, Bank Austria made important contributions to international cooperation in the establishment of international product lines, e.g. in leasing operations, Global Financial Services and in marketing activities relating to the CEE network and targeted at Group customers; conversely, Bank Austria also benefited from integration in UniCredit Group, e.g. through Pioneer's strong international presence in asset management and through UniCredit Markets & Investment Banking, as well as by sharing expertise within the other Divisions.

Results for 2007 and operating performance

Consolidated profit for 2007 (net profit less minority interests) was **€ 2,258 m**, 25% lower than in the previous year (€ 3,022 m). Profit before tax reached **€ 2,745 m** in 2007, after € 3,272 m in 2006. However, the previous year's figure included € 2,229 m in one-off capital gains on the sale of HVB Splitska banka and Bank BPH.

→ Excluding CEE capital gains, profit before tax for 2007 was more than two and a half times the figure for the previous year, an increase of 163%.

When interpreting the profit growth, various factors need to be taken into account to obtain meaningful information on the enhancement of the bank's operating performance: first, the group of consolidated companies was significantly larger, reflecting the net effect of disposals in 2006 and additions in 2007 in the CEE business segment. Second, there were one-off effects which related primarily to the comparative figures for 2006; after adjustment for these effects, the third factor is the excellent performance of the CEE banking subsidiaries in the new perimeter and also a significant improvement in results from the other business segments.

Profit before tax for 2007 compared with the previous year (€ m)


+96%
3,272
−2,229
358
713
1,398
384
332
631
2,745
Profit before tax 2006 as reported
Capital gains
Profit contributions 2006 from banks which have been sold
Profit contributions 2006 from new banks in CEE
Profit before tax 2006 in new perimeter
Increase/Austrian business segments (incl. MIB)
Increase/CEE (in new perimeter)
Increase/Corporate Center
Profit before tax 2007 as reported

*) In 2007 one-off effect of € 164 m from revaluation of ASVG equivalent (release of pension provisions)

1. CEE consolidation effect: 2007 was Bank Austria's first full year as a sub-holding company for CEE operations. In 2006, HVB Splitska banka d.d., Split, was sold to a third bank to comply with merger control requirements, and Bank BPH S.A., Kraków, was transferred to UniCredit in an arm's length transaction to manage the Polish operations within a separate Division pursuant to an agreement with the Polish government. At the beginning of 2007, the CEE banking subsidiaries acquired from UniCredit and HVB were added to the group of consolidated companies. UniCredit's "CEE Business Unit" was transferred to BA-CA AG as a contribution in kind in exchange for 55 million newly issued shares of BA-CA AG, and through several transactions we acquired the equity interest in International Moscow Bank previously held by VTB Bank (France) S.A. and from HVB its interest in International Moscow Bank – we now hold 100% in IMB – as well as the banking subsidiaries and operations in the Baltic countries. All of the units mentioned above have been included in the group of consolidated companies of BA-CA for the first time as from 1 January 2007. This means that the 2007 income statement reflects Bank Austria in its new function as sub-holding company for CEE. Details of the changes in the group of consolidated companies are given in note 2 to the consolidated financial statements on page 141 of this Annual Report.

If Bank Austria's income statement is adjusted to the CEE consolidation perimeter as from the beginning of 2007, the comparative figure for profit before tax for 2006 is € 1,398 m. The above-mentioned capital gains are not included in that figure. Profit contributions of € 358 m in 2006 from the banks that were sold compare with profit contributions of € 713 m in 2006 from the banks newly added to the group of consolidated companies.

→ Bank Austria's profit before tax for 2007 (€ 2,745 m) is thus 96% higher than the pro-forma figure for 2006 for the new CEE consolidation perimeter.

Other changes in the group of consolidated companies in 2006 (capital gains from the sale of CEE subsidiaries of the former Capital Invest to Pioneer International totalled € 38 m) were not directly related to the CEE sub-holding company function which Bank Austria assumed within UniCredit Group, and they are therefore not reflected in the pro-forma figure for 2006. In 2007, consolidation effects which go beyond the new perimeter of the bank's operations in CEE, and which therefore have to be taken into account when examining the bank's income statement for 2007, are mostly attributable to the expansion and restructuring of the MIB business segment. Such effects include the acquisition of Aton International Limited, Nicosia, and of Aton Broker, Moscow, as of 31 July 2007, and the consolidation of these companies within the MIB business segment from that date. CA IB Corporate Finance (which was accounted for in the Corporates business segment in 2006) was transferred to MIB in 2007. As BA-CA Leasing GmbH was transferred to UniCredit Global Leasing S.p.A., Milan, in return for a 32.59 % shareholding interest in this company, BA-CA Leasing was still consolidated within the Corporates business segment in the first half of 2007; as from the middle of 2007, investment income from this shareholding interest in UniCredit Global Leasing S.p.A., which is accounted for under the equity method, has been included in the Corporates business segment result. While the latter two changes have an impact on specific items in the income statement (revenue components and expense items especially in regard to the respective business segments), they have no significant influence on the development of the bank's overall results.

2. One-off effects above all have an impact on comparative figures for the previous year, which serve to measure the bank's performance in 2007: when we created a new divisional structure in 2006 and closed the profitability gap in retail banking within the Group, we made restructuring provisions of € 231 m, reflected in the item Integration costs. In 2006 we moreover put risk standards (default criteria) on a new basis in respect of the large numbers of low-volume loans to retail customers and in the SME sub-segment. In 2006 we also restructured the methodologies used for calculating losses "incurred but not yet reported (IBNR)". Together, these changes resulted in a one-off increase of € 278 m in net writedowns of loans in 2006. The sale of subsidiaries in Hungary and Croatia of the former Capital Invest (now Pioneer Investments Austria, PIA) to Pioneer Investments resulted in one-off capital gains of € 38 m in 2006.

In the 2007 reporting period there was the following one-off effect: as at 1 May 2007, the internal service agreement on the "BA-CA pension equivalent" (ASVG equivalent under Austrian social security legislation) was adjusted to changes in the legal framework (by raising the minimum retirement age, introducing specific reductions and reducing widows' pensions). The Austrian Federal Minister for Health, Family and Youth Affairs has confirmed that the "ASVG equivalent" is equivalent to the the benefits under the Austrian statutory pension insurance system. This enabled the bank to release the amount of € 164 m from the pension provision.

→ Adjusted for these special factors (i.e. after allowing for the consolidation effects of subsidiaries in CEE and adjusted for the one-off effects in 2006) and after deduction of the ASVG-related effect in 2007, profit before tax rose from € 1,869 m in 2006 to € 2,582 m in 2007. This represents an **improvement of 38 % in results** from current business over the previous year.

Strong growth of results for 2007	(€ m)
Profit before tax for 2006 as reported	**3,272**
Capital gains on the sale of banks in CEE	–2,229
Contribution to results from banks sold	–358
Contribution to 2006 results from CEE banks transferred to BA-CA	+713
Profit before tax for 2006, pro forma in the new perimeter	**1,398**
Adjusted for one-off effects in 2006 (net of expenses)	+471
Profit before tax for 2006 pro forma, adjusted	1,869
Profit before tax for 2007, adjusted (+38 % vs. 2006 pro forma, adjusted)	2,582
One-off effect in 2007 (ASVG)	+164
Profit before tax for 2007 as reported (+96 % vs. 2006 pro forma)	**2,745**

3. Improvement in performance: The breakdown of Bank Austria's business segments in the table below shows that the growth of results is broadly based. All Divisions contributed to the improved performance. The CEE business segment lifted profit before tax by one-third in a like-for-like perimeter; profit before tax doubled in a comparison with the old perimeter. Subsidiaries in all CEE countries contributed to the improved results, and in some cases growth rates were well in the double-digit range. On account of the country's size and/or our market position, the contributions from our subsidiaries in Russia, Turkey and Croatia were particularly significant, accounting for one-third of absolute growth. Markets & Investment Banking also further boosted its results despite difficult market conditions in the second half of the year.

Profit contributions from Divisions and regions (€ m)	2007	2006	+/– €	+/– %
Bank Austria (new/pro forma)	**2,745**	**1,398**	**+1,348**	**+96 %**
CEE (constant perimeter)	1,342	1,010	+332	+33 %
Markets & Investment Banking (MIB)	237	207	+30	+15 %
Austrian customer business	804	451	+354	+78 %
of which: Retail	135	–119	+254	n.m.
Corporates	570	507	+63	+12 %
PB&AM	99	63	+37	+58 %
Corporate Center	362 [1]	–130	+492	n.m.
2006 figures as reported				
Bank Austria (new/old perimeter)	2,745	1,043 [2]	+1,702	+163%
CEE (new/old perimeter)	1,342	655	+687	+105%

n.m. = not meaningful
1) including one-off effect (release of ASVG-related provisions) of € 164 m
2) without CEE capital gains of € 2,229 m

The contribution from the three Austrian customer business segments to the improvement in profit before tax in 2007 was more or less equal to the CEE Division's contribution (see table). This was mainly due to the turnaround in the Retail Division, which returned to sustainable profitability after years of reorganisation. The success achieved in this context is not diminished by the fact that the comparative figure for 2006 included a special provisioning charge and restructuring provisions which make the turnaround appear less pronounced on an adjusted basis. Corporates and PB&AM also developed very favourably. The strong increase in profits in the Corporate Center reflects progress achieved by Global Banking Services (GBS) in cost management and it also includes the above-mentioned one-off effect (ASVG, € 164 m). The variable share of the purchase price (share in current profits of UniCredit's Polish banking subsidiaries) is included in the Corporate Center result (€ 223 m for the year as a whole), not in the CEE business segment.

Income statement for 2007

Unless otherwise stated, in the following comments the figures in the income statement for 2007 are compared with pro-forma figures for 2006 because this provides more meaningful information.

● **Operating income** (€ 6,414 m) in 2007 exceeded the previous year's figure by € 590 m or 10 %, although net trading, hedging and fair value income (€ 141 m) was € 339 m lower than the – excellent – performance achieved in the previous year. The latter item of the income statement reflected the repercussions of the sub-prime crisis in the second half of the year; given the low exposure of Bank Austria and as positions in the relevant market segments were reduced at an early stage, the impact on the bank was comparatively low. The other components of operating income rose by a combined € 929 m or 17 %. Almost all of the increase of € 590 m in operating income came from the CEE business segment, where the decline in net trading, hedging and fair value income was less pronounced.

Operating income by quarter (€ m)



+15% over 2006
1,394
1,211
1,456
1,325
1,441
1,361
1,533
1,447
1,618
1,457
1,624
1,561
1,541
1,585
1,632
1,671
Q1
Q2
Q3
Q4
2006 pro forma
Q1
Q2
Q3
Q4
2007

Total operating income

■ Operating income excl. net trading, hedging and fair value income = net interest income, net fees and commissions, net other expenses/income

Trends in operating income (on a constant perimeter basis) show a **quarter-on-quarter** increase in the "sustainable" income components – i.e. operating income without net trading, hedging and fair value income. Operating income in the fourth quarter of 2007 was 16 % higher than in the same period of the previous year (see chart). Net trading, hedging and fair value income, which made significant contributions to overall profits over many years and thus strongly supported the bank's performance, experienced a setback in two quarters amid a market crisis that occurs only once in a decade.

▶ Within the income components, **net interest income** (€ 3,936 m) rose by € 531 m or 16 %. The major part of the increase resulted from lending and deposit business in CEE, where the banking subsidiaries continued to achieve strong growth in interest-bearing business volume – on both sides of the balance sheet – at satisfactory margins; particularly strong increases were seen in Russia and Turkey. The Markets & Investment Banking (MIB) Division made a substantial contribution to net interest income, accounting for close to one-third of the increase in absolute terms; FICC (Fixed Income, Currencies & Commodities) can look back on an exceptionally good year; as the year progressed, there was a decoupling of the Division's net interest income from developments in net trading, hedging and fair value income. In Austrian customer business, net interest income declined slightly because in the second half of 2007, leasing business was accounted for using the equity method. While net interest income in Austria stagnated, this reflected the net effect of opposite trends in the contribution from the terms of business in lending and deposits: lending business, which saw only a slight increase in volume, involved significantly higher liquidity cost, especially later in the year; developments in customer deposits were favourable, with a strong increase in volume in the course of the year and margins improving on the deposit side. Bank Austria's strong deposit base has proved to be an advantage in a phase of difficult funding conditions.

▶ **Net fees and commissions** (€ 2,124 m) accounted for 33 % of operating income, partly reflecting the weaker net trading, hedging and fair value income. Overall, they increased by 17 %. The share of fee business is growing steadily in Austria and very dynamically in CEE. The above-average rate of growth (+27 %) in CEE resulted from increasing market penetration with modern banking products and services, and from asset building via securities investments which is now gathering momentum. There was a particularly strong increase in net fees and commissions in Turkey (+ € 115 m / +76 %), where the bank holds a leading position in fee-earning business, ranging from card business and asset management to leasing and factoring. In the Austrian Retail business segment and in the Private Banking & Asset Management Division, securities business again made a strong contribution, both in custody services and in the launch and distribution of structured new issues. The most important factors in commission-based business with corporate customers were commercial services, including trade finance and international cash management, as well as companies' increased use of derivatives for managing interest rate/exchange rate/liquidity risk. The deconsolidation of leasing business in the second half of the year and the transfers to MIB (CA IB Corporate Finance) make the underlying trend appear less pronounced.

▶ While **net trading, hedging and fair value income** reached € 224 m in the first six months of 2007, a level exceeding the long-term annual average, the result for the second half of 2007 was negative (– € 83 m). The figure for 2007 as a whole fell by € 339 m compared with the exceptionally strong performance in the previous year, with the MIB Division accounting for a decline of € 243 m and the relevant units in CEE for a decrease of € 61 m.

This is to be seen in the context of the dislocations caused by the sub-prime crisis in related markets, especially ABS/MBS instruments and the other credit trading activities in financials and corporate issues. As positions in these sub-segments were marked to market in Bank Austria, results from them are fully reflected in net trading, hedging and fair value income.

It should be noted here (further details are given in the report on the MIB business segment) that despite the difficult market environment, Markets & Investment Banking operations achieved significant overall growth in revenues in 2007. MIB's profit before tax thus exceeded the previous year's figure. This was due to the wide diversification of proprietary trading, the sound mix of trading and investment banking, and to customer business, which has been a focus of the Division's activities over the past years.

● This provided a strong base for **revenue growth** at Bank Austria in its new structure, only affected by temporary losses, which were small by comparison with other banks. The positive development fully fed through to results as **costs** remained at a stable level.

Operating expenses were € 3,346 m, down by € 51 m or 2 % from the previous year. As mentioned above, this also reflected a special effect: in May, the internal service agreement on the pension equivalent under Austrian social security legislation (ASVG) was adjusted to changes in the legal framework, enabling the bank to release the amount of € 164 m from the pension provision, which reduced payroll costs in the Corporate Center. Even without this effect, cost growth remained moderate: adjusted for this one-off factor, the increase over the previous year was as low as € 113 m or about 3 % (on a pro-forma basis in the new perimeter), which is remarkable given the strong expansion in CEE. The deconsolidation of leasing business does not significantly change the overall picture, costs associated with this 1,436 FTE operation for six months account for about 1.5 % of total costs. In the Austrian business segments Retail, PB&AM and Corporates (also on a constant perimeter basis), costs decreased significantly. In CEE (pro forma) cost growth of 11 % was considerably lower than the 21 % increase in revenues, a remarkable performance in view of mergers which took place in countries with a multiple presence, the rebranding process and the start of the branch expansion programme.

In 2007, the **cost/income ratio** for the bank as a whole was reduced from 58.3 % to 52.2 %; without the ASVG effect, it would have fallen to 54.7 %. The cost/income ratio in CEE is lower, at 51.4 %, compared with the pro-forma figure of 55.9 % for 2006.

➔ Bank Austria's **operating profit** for 2007 rose by € 641 m or 26 % compared with the pro-forma comparative figure, exceeding € 3 bn for the first time (€ 3,069 m); the improvement resulted from strong revenue growth and slightly lower costs.

● The income statement items leading from operating profit to profit before tax – on balance, an expense for 2007 – were a net figure that was significantly lower (– € 323 m) than in 2006 (pro-forma figure: – € 1,030 m), resulting in a large positive contribution to the change in profit before tax compared with the previous year. Net writedowns of loans and provisions for guarantees and commitments were considerably lower in 2007, and net income from investments was higher; moreover, there were lower provisions for risks and charges and lower provisions for integration projects.

▶ In 2007, **net writedowns of loans and provisions for guarantees and commitments** were € 483 m, down by 32 % from the previous year (pro-forma figure: € 715 m). The decline of € 232 m mainly reflects the base effect in the second half of 2006, when a one-off allocation of € 278 m was made to provisions (as part of a methodological refinement and higher credit risk standards for low-volume loans to retail customers and to a smaller extent in the SME segment). Adjusted for this effect, there was little change in the provisioning charge (+ € 46 m / +11%) and this change reflected a sound ratio to the underlying business expansion.

Austrian customer business accounted for € 272 m or about 56 % of total net writedowns of loans and provisions for guarantees and commitments. In the Retail business segment, risk processes which were improved in the past few years (credit scoring for early identification, "soft collection" etc.) started to have positive effects although the unfavourable market trend in insolvencies of private individuals continues. The provisioning charge was € 208 m, lower than the previous year's figure adjusted for the one-off effect (€ 228 m). In this context there was a positive effect from the sale of "impaired assets", i.e. non-performing loans called for payment at least 11 months before, in the nominal amount of € 850 m, most of which related to the Retail business segment. The risk/earnings ratio for 2007 in the Retail business segment was 27.8 % after 29.7 % (adjusted) or 53.9 % (not adjusted) in the previous year.

In 2007, the Corporates Division again experienced a favourable risk trend. Net writedowns of loans and provisions for guarantees and commitments, at € 66 m, were slightly higher than the adjusted figure for the previous year, but measured by the risk/earnings ratio of 10.4 % they were at a low level in a long-term comparison. Among the reasons that contributed to this development were the improvement in corporate balance sheets in past years and increased use of capital market-related financing instruments. Another factor was the economic trend; while the number of business insolvencies continued to decline most recently, they tended to involve larger amounts. Portfolio restructuring in the Real Estate sector and in Financial Institutions also contributed to easing the risk situation, with net releases of provisions.

As the CEE business segment achieved strong organic growth, net writedowns of loans and provisions for guarantees and commitments rose by 19 %, an increase which was lower than growth in net interest income. The risk/earnings ratio remained stable, at less than 10 % it was far below average in a bank-wide comparison. The provisioning charge of € 211 m in CEE amounted to 44% of total net writedowns of loans and provisions for guarantees and commitments; CEE accounted for 55 % of net interest income.

▶ Among the other items leading to profit before tax, there was a net release of provisions for litigation risks, based on a decision by the Austrian Supreme Court in respect of rights to future pension benefits of current employees against BA-CA's predecessor institutions. Provisions for litigation risks were € 75 m, down by 48 % from 2006.

Restructuring costs in 2007 were € 33 m, considerably lower than in 2006, a year in which € 257 m was allocated in respect of extensive integration projects and restructuring, including measures to enhance profitability in Austrian customer business. This shows that integration in UniCredit Group's divisional structure is more or less complete.

Net income from investments amounted to € 268 m in 2007. The figure reported in the 2006 income statement (not adjusted) was € 2,313 m. In the pro-forma calculation – which covers the current figures of the newly added banks (less those for banks that were sold), but does not include the large one-off capital gains in connection with restructuring in the CEE business segment – the comparative figure is € 93 m. Most of the increase of € 175 m resulted from Bank Austria's € 223 m share of current profits of UniCredit's Polish banking subsidiaries, which is defined in the terms and conditions of the sale of Bank BPH. While this share is based on variable operating performance, it is reported in the Corporate Center to maintain transparency of the CEE business segment in the new perimeter, and is included in net income from investments.

● Based on profit before tax of € 2,745 m, income tax for 2007 in accordance with IFRSs was € 382 m, up by 59 % on 2006. The remaining net profit of € 2,364 m includes minority interests of € 106 m (4.5 % of net profit).

→ The 2007 income statement shows **consolidated profit of € 2,258 m,** more than double the pro-forma figure for 2006. Compared with the consolidated profit of € 3,022 m reported for 2006 – which, as mentioned above, included one-off capital gains of € 2,267 m on the sale of CEE subsidiaries – the figure for 2007 was 25% lower (for an interpretation, see the introductory remarks in this section of the Annual Report).

The average number of shares outstanding rose by 31 % to 192.9 million shares as the share capital was increased through the issue of 55.0 million new shares at the beginning of 2007. On this basis, **earnings per share** were € 11.71 after € 20.56 in 2006 (after deduction of all one-off effects but still in the old consolidation perimeter, and based on the old number of shares, we published adjusted earnings per share of € 7.61 for 2006).

Proposal for the appropriation of profit: The amount of the profit available for distribution is determined on the basis of the separate financial statements of Bank Austria Creditanstalt AG, the parent company. The profit shown in Bank Austria Creditanstalt AG's separate financial statements for the financial year beginning on 1 January 2007 and ending on 31 December 2007 amounted to € 1,162.3 m. The amount of € 354.6 m was allocated to reserves and the profit brought forward from the previous year was € 2.3 m. Thus the profit available for distribution was € 810.0 m. The Management Board proposes to the Annual General Meeting that a dividend of € 4.0 per share entitled to a dividend be paid on the share capital of € 1,468,770,749.80. As the number of shares is 202,031,740, the total amount of the proposed dividend is € 808.1 m.

Growth, profitability and capital efficiency

According to the principles of value-based management, which are applied within UniCredit Group, the value creation which the bank seeks (beyond the cost of capital) results from growth and capital efficiency. In the strongly expanding banking sectors in Central and Eastern Europe, growth will be achieved from the very start with a high return on equity while keeping capital requirements as low as possible. In the other business segments, which are mainly active in mature markets and in financial markets, priority is given to optimising capital employment and enhancing profitability. One of the objectives in both of the bank's core markets is to decouple, as far as possible, the trend in operating income from pure volume expansion (and equity allocated) and increase it beyond the rate of volume growth with a view to enhancing RWA productivity (operating income/risk-weighted assets).

Bank Austria's growth in 2007 as compared with the previous year ("new/old") reflects a strong expansion of business volume and capital employed. The structural change in connection with Bank Austria's assumption of the sub-holding company function for CEE operations at the beginning of 2007 and organic growth achieved since then have created significant value. Average risk-weighted assets rose by 31%, solely through expansion in CEE. About four-fifths of RWA growth was due to consolidation effects and the remainder to organic growth.

In the Austrian business segments (incl. the Corporate Center), risk-weighted assets were more or less unchanged, with a clear decline in the three segments of Austrian customer business (–2%). Among the reasons for this decline were the above-mentioned placement of impaired loans and the deconsolidation of BA-CA Leasing in July 2007.

RWA productivity in the three Austrian business segments was maintained at a satisfactory level, increasing by 0.04 percentage points to 5.19%. As the factors mentioned above also resulted in a reduction of equity allocated to these segments, ROE improved significantly to 18.2% (after tax before deduction of minority interests). Value creation in absolute terms (Marginal Economic Value Added) of the three segments was € 361 m; if the MIB Division is included, value creation totalled € 518 m, almost matching the figure for the CEE business segment (€ 581 m). This development reflects primarily the turnaround in the Retail Division, and also the high level of profitability in the Corporates Division, especially in view of the low cost/income ratio in the latter business segment.

The structural changes had a clearly value-creating effect in the CEE business segment, where growth of risk-weighted assets is accompanied by disproportionately high productivity (operating income/RWA: 7.23%). Although equity allocated to or absorbed by the business segment rose strongly, Marginal Economic Value Added more than doubled.

	2007	2006	+/–	+/– %
RWA (€ bn)				
Bank Austria	104.5	79.8	24.7	31%
Austrian customer business[1)]	47.6	48.8	–1.1	–2%
CEE (new/old)	46.6	24.7	21.9	88%
Operating income as a percentage of RWA				
Bank Austria	6.14%	5.97%	0.17%P	
Austrian customer business[1)]	5.19%	5.15%	0.04%P	
CEE (new/old)	7.23%	6.98%	0.25%P	
Equity (€ bn)				
Bank Austria	13.9	8.3	5.7	69%
Austrian customer business[1)]	3.5	3.8	–0.3	–9%
CEE (new/old)	7.1	3.6	3.5	95%
ROE after tax (before deduction of minority interests)				
Bank Austria	17.0	10.9[2)]		
Austrian customer business[1)]	18.2	9.4		
CEE (new/old)	15.4	14.3		
Economic Value Added (EVA)[3)] (€ m)				
Bank Austria	1,262	357	905	
Austrian customer business[1]	361	70	291	
CEE (new/old)	581	247	334	

1) Austrian customer business: Retail + Corporates + PB&AM. The remainder is included in MIB and the Corporate Center.
2) excluding CEE capital gains (€ 2,229 m)
3) Marginal Economic Value Added (based on NOPAT without goodwill)

Development of Business Segments

Retail Division

(€ m)	2007	SHARE	2006	SHARE	CHANGE	
Net interest income	748	19%	768	29%	–20	–3%
Net non-interest income	517	21%	514	25%	3	1%
Operating income	1,266	20%	1,283	27%	–17	–1%
Operating expenses	–935	28%	–978	35%	43	–4%
Operating profit	330	11%	305	15%	26	8%
Net writedowns of loans	–208	43%	–414	61%	207	–50%
Net income from investments	14	5%	6	0%	8	>100%
Profit before tax	**135**	**5%**	**–119**	**–4%**	**254**	**n.m.*)**
Risk-weighted assets (avg.)	16,171	15%	16,564	21%	–393	–2%
Allocated equity	1,019	7%	1,184	14%	–165	–14%
Cost/income ratio	73.9%		76.2%			
Risk/earnings ratio	27.8%		53.9%			
ROE before tax	13.3%		–10.1%			

*) not meaningful

Efforts made in the past years to serve the market with a customer-focused approach while also improving profitability proved successful in 2007. Redefined in 2006 to reflect UniCredit's divisional structure, the Retail Division, which in 2005 had reported a loss before tax of € 283 m, generated a profit before tax of € 135 m in 2007, after a net loss before tax of € 119 m in 2006. Although the large net loss before tax in 2006 mainly resulted from a substantial one-off provisioning charge (made as part of a methodological alignment of risk parameters), it is now clear that the Retail Division has achieved the **turnaround.**

The turnaround in results for 2007 was supported by a favourable cost trend and lower net writedowns of loans and provisions for guarantees and commitments, while operating income more or less matched the previous year's level. Following the one-off provisioning charges in 2006, the figure for 2007 returned to "normal" and, even on an adjusted basis, developed better than expected, despite mixed trends in the market environment. An evaluation of the performance data should take into account that while BANK*PRIVAT* had already been allocated to the new PB&AM business segment as a business unit in 2006, the transfer of customers from the Retail business segment was not completed until September, which diminishes the significance of business volume and revenues in a year-on-year comparison. Card Complete (VISA) is also consolidated in the Retail business segment and Wüstenrot is included as an investment accounted for under the equity method.

The three **customer segments** of the Retail Division (excluding subsidiaries) generated a combined increase of 2% in operating income in 2007. The Affluent Customers sub-segment was the strongest performer (+6%) due to the lower proportion of financing activities, while revenues in the Mass Market and Small Businesses sub-segments were maintained or even increased slightly. However, all sub-segments show the same profile: weak lending business, a marked improvement in deposits, in both cases in terms of business volume and revenues, and a further robust expansion of fee-based business. Operating income generated by the Retail Division generally reflected the cyclical interest rate developments, which made customers sensitive to interest rate levels.

At business segment level, **net interest income** (€ 748 m) for 2007 was 3% lower than in 2006. This reflects the net effect of contrary trends in lending activities and deposit business, which moved in opposite directions, with significant percentage changes over the previous year. Lending volume increased slightly, with significant structural changes: while medium/long-term loans grew strongly – especially housing loans, which were a focus of marketing activities in 2007 and expanded faster than the market –, there were double-digit declines in overdraft facilities and loans to small businesses, reflecting interest rate sensitivity in the short-term sector. Tighter margins, especially in the areas of short-term loans and medium/long-term consumer loans, were therefore responsible for the decline in revenues from lending business.

In line with the interest rate cycle, deposit business was the main driver of revenue growth in 2007. Primary funds (including debt securities in issue) rose by more than 4%, with time deposits making a substantial contribution to growth. Demand was particularly strong for "ErfolgsKapital fix" and "ErfolgsKapital dynamisch", two virtual account-based savings products with tiered interest rates linked to the deposit period. Besides the increase in savings deposits, sales activities for the bank's own debt securities were also successful. Together with the currently improved margins in deposit business, revenues from liabilities-side business rose by about 10%. With an average of over € 51 bn in primary funds, including over € 17 bn in savings deposits, the Retail Division is an indispensable and stable source of funding for the entire bank in times of a tight money market.

Net fees and commissions in 2007 rose by 3% to € 548 m, with even higher growth rates in the three customer segments. Fee income from account-related services and domestic payments made a significant contribution to gross revenues. We made further progress in promoting the use of derivatives by business customers. In securities business, growth was driven by safe-custody business and sales commissions from structured investment products. The launching of FokusInvest, an asset management product (complemented by AnlageCheck), reflects our efforts to standardise the bank's products while giving customers easier access to discretionary asset management. These efforts are complemented by FokusLife, an asset management product for a fund-linked life insurance savings scheme which is available with a minimum investment of € 7,500.

Operating expenses totalled € 935 m, down by € 43 m or 4 % from the previous year. The most significant contribution to improving cost efficiency came from the spin-off of back-office activities, which was carried out in previous years, and from cost management at process level in successful cooperation with Administration Services GmbH, the subsidiary responsible for back-office activities. In our sales activities, we refined the segmentation according to customers' needs and potential with a view to providing the optimum level of service to the relevant customer clusters. We are thus addressing both the cost side and revenues. The cost/income ratio continued to decline: in 2007 it reached 73.9 %, after 76.2 % in the previous year and 91.5 % in 2005.

Operating profit (which was not affected by one-off effects) improved by € 26 m or 8 % to € 330 m. Among the items leading from operating profit to profit before tax, **net writedowns of loans and provisions for guarantees and commitments** declined from € 228 m in 2006 to € 208 m in 2007 if the comparative figure for 2006 (€ 414 m) is adjusted for the above-mentioned one-off effects. The risk/earnings ratio was 27.8 % after 29.7 % (adjusted). The sale of impaired loans mentioned previously also made a contribution to this development.

The income statement of the Retail Division shows a **profit before tax** of € 135 m, corresponding to a return on equity (ROE before tax) of 13.3 %.

Private Banking & Asset Management

(€ m)	2007	SHARE	2006	SHARE	CHANGE	
Net interest income	19	0%	14	1%	5	33%
Net non-interest income	183	7%	156	8%	27	17%
Operating income	202	3%	171	4%	32	19%
Operating expenses	–104	3%	–105	4%	1	–1%
Operating profit	98	3%	66	3%	32	50%
Net writedowns of loans	1	0%	1	0%	0	89%
Net income from investments	3	1%	–1	0%	4	n.m.
Profit before tax	**99**	4%	**63**	2%	**37**	**58%**
Risk-weighted assets (avg.)	452	0%	441	1%	11	3%
Allocated equity	203	1%	172	2%	31	18%
Cost/income ratio	51.5%		61.6%			
ROE before tax	48.9%		36.5%			

In Bank Austria's Private Banking & Asset Management (PB&AM) business segment – created at the beginning of 2006 as part of the alignment to UniCredit's divisional structure – we carried out further integration measures in 2007 with a view to combining Private Banking activities and providing targeted and specialised services while continuing to conduct local fund business backed by the strength of Pioneer, one of the world's leading asset managers. 2007 was also a good year for PB&AM's operations although the market environment became increasingly difficult as the year progressed.

The transfer to BANK*PRIVAT* of top customers recommended by BA-CA was completed, enabling the private banking unit to provide integrated services to the top customer segment with a focus on asset management. We can now continue to meet customers' specific needs with the wide expertise of Private Banking und Asset Management. In Asset Management, Pioneer Investments Austria (PIA) – the investment management company previously operating under the name of Capital Invest – had a good start following its rebranding. The wide range of products, which concentrates on maintaining investment opportunities while limiting risk and thus meets investors' current preferences in the best possible way, helped this business area to cope well with the widespread uncertainty prevailing among investors from the autumn of 2007 onwards. Our structured investment products proved to be very attractive in this environment.

Overall, in 2007 the PB&AM Division generated a **profit before tax** of € 99 m, an increase of € 37 m or 58 %.

Operating income rose by € 32 m or 19 % to **€ 202 m**. The increase was due to a favourable trend in operating activities and to performance-related fee income in Asset Management business. Most of the revenue growth resulted from operating activities of BANK*PRIVAT* and the other companies in the business segment: Schoellerbank, AMG and PIA. Net interest income – that accounts for a disproportionately small percentage of operating income in this business segment, which generates strong fee and commission income – increased strongly, from € 14 m to € 19 m, reflecting the attractiveness of short-term deposits in 2007. The most important contribution to profits again came from net non-interest income, which rose by 17 % to € 183 m. This development was mainly driven by the successful placement of structured investment products, with turnover in brokerage activities also rising strongly in the volatile market environment seen in recent months.

The improvement in operating income fully fed through to profits as **costs** (€ 104 m) remained at a stable level despite restructuring measures. Costs even declined slightly, by **1%**, a remarkable success given the fact that the importance of staff-intensive advisory services rose strongly as Private Banking activities were expanded. The cost/income ratio was reduced by 10 percentage points, from 61.6 % to 51.5 %.

Operating profit rose by 50 % to € 98 m. The other items leading to profit before tax in the income statement of the PB&AM business segment are of lesser significance because lending activities account for a comparatively small part of PB&AM's activities. As in the previous year, there was a release of loan loss provisions. Thus **profit before tax** amounted to € 99 m (after € 63 m). **Return on equity** (ROE before tax) improved by 12 percentage points to 48.9 % although equity allocated to the PB&AM Division increased by 18 % in line with capital management principles.

In the Private Banking sub-segment, **volume** (total financial assets) rose by 11% to **€ 15.6 bn** in 2007, with a trend that was stronger in the first six months than in the second half of the year. Within the Asset Management sub-segment, assets under management at "Pioneer Investments Austria (PIA)" at year-end 2007 totalled **€ 25.0 bn**. Large investors and institutional customers accounted for about one half of this total – in this area PIA ranks second in the Austrian market with a market share of 15.87 % – while the other half is placed with private investors.

Although trends in the first six months were encouraging, 2007 was not a good year for investments. While stock markets felt the adverse impact of developments triggered by the sub-prime crisis and were also affected by fears of recession, some asset classes (commodities, precious metals) experienced a sharp rise in prices in recent months (see chart). Bonds were an alternative, but in view of the prevailing low interest rate levels they did not deliver satisfactory performance. This market environment led to strong demand for structured investment products (guarantee funds and guarantee bonds). While bank deposits proved to be very attractive at the peak of the interest rate cycle, guarantee products – most of which come with an 80 % peak value guarantee and 100 % capital guarantee (at the end of the term) – continue to have strong appeal. The net volume placed in 2007 totalled € 1.55 bn, including € 1.23 bn in guarantee funds, with (index-linked) bonds accounting for the remainder. With over € 3.4 bn of fund assets invested in guarantee products, PIA is the Austrian market leader by a wide margin. Asset Management GmbH (AMG), which acts as BA-CA's competence centre for the creation of structured products and is also active in direct investments for private investors, additionally focused on developing new products such as VM PREMIUM, FokusInvest and AnlageCheck. This approach is new in Austria; it gives customers access to standardised asset management services starting with a low investment level, effectively meeting the needs of customers who prefer active investment management with a flexible response to changes in market conditions and developments in the selected risk classes.

Performance of key investment classes


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2007

– Equities (DJ Eurostoxx, in euro)
– Total return bonds (SSB euro area, 7–10 years)
– Commodities (CRB futures)
– Gold; $/oz.
– Appreciation/depreciation of the US dollar
Index base in each case: year-end 2006 = 100

Corporates Division

(€ m)	2007	SHARE	2006	SHARE	CHANGE	
Net interest income	630	16%	653	24%	−24	−4%
Net non-interest income	375	15%	406	20%	−31	−8%
Operating income	1,005	16%	1,059	22%	−55	−5%
Operating expenses	−353	11%	−436	16%	84	−19%
Operating profit	652	21%	623	31%	29	5%
Net writedowns of loans	−66	14%	−124	18%	58	−47%
Net income from investments	−12	−5%	7	0%	−19	n.m.
Profit before tax	**570**	**21%**	**507**	**16%**	**63**	**12%**
Risk-weighted assets (avg.)	31,009	30%	31,768	40%	−759	−2%
Allocated equity	2,260	16%	2,469	30%	−208	−8%
Cost/income ratio	35.1%		41.2%			
Risk/earnings ratio	10.4%		18.9%			
ROE before tax	25.2%		20.5%			

2007 was a satisfactory year for Bank Austria's Corporates business segment, with good results achieved in a difficult environment. The year also saw structural changes in the course of supra-regional integration in UniCredit's Corporate Division. As the year progressed, the repercussions of the sub-prime crisis were also felt in the corporate sector, mainly in an indirect form through a more clouded economic outlook. Corporate banking in a narrower sense was affected to a greater extent, not only because of the upward movement and flattening of the yield curve in the course of the year (see chart) but increasingly also through higher liquidity cost associated with funding in the second half of 2007. Nevertheless, the Corporates Division strengthened its market leadership position in Austria with a refined customer segmentation and a needs-focused service approach. The range of activities of the Corporates Division and its profitability and efficiency indicators compare well with the banking industry as a whole and within the Group: **profit before tax** rose by 12% to **€ 570 m**, ROE before tax improved from 20.5% to 25.2%, the cost/income ratio declined significantly to 35.1%, and net writedowns of loans were at a low level in a long-term comparison.

The reorganisation of the business segment at the end of 2006 and in 2007 makes it difficult to interpret the income statement of the Corporates Division: the comparative figures for the previous year included CA IB Corporate Finance, which was transferred to the MIB Division at the beginning of 2007 together with various product competencies in large-volume investment banking. Since the second half of 2007, BA-CA Leasing GmbH has no longer been part of the group of consolidated companies. Instead, an interest of about 33% in the results of UniCredit Global Leasing S.p.A. is included within net interest income in the item Income from investments valued at equity. While this structural change has no major effect on the Corporates Division's overall results, it has a significant influence on the various income and expense items reflecting the size of BA-CA Leasing; the leasing sub-group also included business in CEE. This becomes apparent from a comparison of the data in the following table with the actual figures.

Corporates Division without CA IB CF and without BA-CA Leasing (€ m)

	2007	SHARE	2006	SHARE	CHANGE	
Net interest income	530	14%	512	19%	19	4%
Net non-interest income	318	13%	304	15%	14	5%
Operating income	849	13%	816	17%	33	4%
Operating expenses	−275	8%	−270	10%	−5	2%
Operating profit	573	19%	546	27%	28	5%
Net writedowns of loans	−57	12%	−105	16%	49	−46%
Net income from investments	−13	−5%	5	0%	−17	n.m.
Profit before tax	**500**	**18%**	**446**	**14%**	**54**	**12%**

Operating income in 2007 including BA-CA Leasing was € 1,005 m after € 1,059 m in 2006. Without BA-CA Leasing (and without CA IB CF in the previous year) – a definition essentially reflecting the operating performance of the five profit centres of the Corporates Division – operating income rose by 5% compared with the previous year. Net interest income and net non-interest income were up by 5% each.

Contributions to the increase in net interest income generated in current business with corporate customers came from both loans and deposits. Interest income from lending business rose on the back of growing volume of mortgage loans, with an even more pronounced increase achieved in the area of medium-term and long-term commercial financing. This is a good performance, given the trend in margins and the additional charge resulting from higher liquidity costs. Short-term loans and trade finance declined as companies enjoyed ample liquidity. The main factor driving growth in net interest income in 2007 was deposit business: deposits from customers exceeded the previous year's level by an average 12%, mainly reflecting the increase in time deposits, which rose by more than one-quarter. While margins were only slightly higher – unlike in retail business –, the volume increase on the liabilities side is additional evidence for the fact that companies enjoyed a strong liquidity position and took advantage of higher short-term and medium-term interest rates. Another reason for the increase in net interest income is improved asset quality: we placed loans in the secondary market and via derivatives, thus improving the overall interest margin and reducing equity allocated to the Corporates Division.

Yield curve



% p.a.
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Mid-2007
End of 2007
Beginning of 2007
3mo 1 2 3 4 5 6 7 8 9 10
Money market and years to maturity of Austrian bonds

Third-degree polynomes

Net fees and commissions from current corporate business rose by 8% (excluding leasing business, which generates strong fee and commission income, the figure would have declined by 8% as half a year's contribution is missing). About half the increase was due to derivatives business, a sector in which fees and commissions rose by 16%; the Real Estate profit centre was particularly successful in this context, apart from the other sub-segments of corporate banking business, while Public Sector activities were affected by the critical view which public sector entities have recently taken of the use of derivatives.

In 2007, **operating expenses** declined by 19%, the cost/income ratio decreased from 41.2% to 35.1%, mainly due to the leasing consolidation effect. Even on an adjusted basis, however, costs remained under control, rising by only 2%; based on the adjusted figure, the cost/income ratio declined by almost 1 percentage point to 32.3%. These figures reflect successful cooperation with Administration Services (AS). Moreover, in Austrian corporate banking business, new service models with a fine segmentation make it possible to align service intensity with customers' specific needs and make increased use of electronic sales channels, putting sales activities on a more cost-effective basis.

Operating profit (€ 652 m) for 2007 exceeded the previous year's figure by 5%, both at business segment level (as reported) and on an adjusted basis (without BA-CA Leasing and CAIB in the previous year). **Profit before tax** (€ 570 m) rose even more strongly, by 13% – also at business segment level and on an adjusted basis. In this context it should be noted that **net writedowns of loans and provisions for guarantees and commitments** were € 66 m, significantly lower than in 2006 (€ 124 m). The 2006 figure reflected an additional one-off provisioning charge of € 67 m which was made as part of a methodological refinement and the application of higher credit risk standards. Measured by the risk/earnings ratio of 10.4%, the provisioning charge for 2007 was low in a multi-year comparison. This low level is also explained by favourable economic developments; most recently, however, business insolvencies – though declining in number – tended to involve larger amounts. Portfolio restructuring in Real Estate and Financial Institutions had a positive effect, with net releases of provisions. One of the reasons for the favourable development seen in recent years is the improvement in corporate balance sheets and increased use of capital market-related financing instruments, a process in which banks worked with their customers ahead of the introduction of Basel II. The development was also supported by our active portfolio management via the secondary market: in August 2007, we placed risk-weighted assets of about € 2 bn (Basel-II effective) under the "EuroConnect LC 2007" programme.

Equity allocated to the Corporates Division is 16% of the total figure for the bank. The Division accounts for 11% of total costs and contributes **21% to Bank Austria's profit before tax. Return on equity** (ROE before tax) increased from 20.5% in 2006 to **25.2%** in 2007.

Markets & Investment Banking (MIB)

(€ m)	2007	SHARE	2006	SHARE	CHANGE	
Net interest income	330	8%	124	5%	206	>100%
Net non-interest income	140	6%	277	13%	–137	–49%
Operating income	470	7%	402	8%	69	17%
Operating expenses	–233	7%	–167	6%	–66	39%
Operating profit	238	8%	235	12%	3	1%
Net writedowns of loans	1	0%	1	0%	–1	–62%
Net income from investments	1	0%	7	0%	–6	–85%
Profit before tax	**237**	**9%**	**207**	**6%**	**30**	**15%**
Risk-weighted assets (avg.)	5,352	5%	3,266	4%	2,086	64%
Allocated equity	1,960	14%	311	4%	1,648	>100%
Cost/income ratio	49.5%		41.6%			
ROE before tax	12.1%		66.4%			

Operating income generated by the Markets & Investment Banking (MIB) business segment of Bank Austria for 2007 as a whole rose by 17% to € 470 m, despite global market turbulence caused by the sub-prime crisis. Profit before tax was € 237 m, up by 15% on the previous year. MIB's good overall performance in 2007 is mainly due to the diversification of trading activities – by market segment and region – and to the large proportion of customer-driven business. It also reflects the growing importance of advisory services, which have been intensified over the past years.

In the MIB business segment, trends in the first six months of 2007 differed from developments in the second half of the year: after a record performance in the first six months, the second half-year was characterised by a global market correction in major market segments triggered by the US sub-prime crisis. Operating income in the first half of 2007 totalled € 299 m, significantly exceeding the performance in the same period of the previous year (+34%). Apart from an initial temporary market correction in February/March, the main features in the first half of 2007 were a steady increase in short-term interest rates, rising share prices and a stronger euro. Volatility and credit spreads for corporate and emerging markets bonds fell to low levels, benefiting investment banking activities in particular. Net trading, hedging and fair value income in the first six months reached € 103 m and the other income components taken together amounted to € 196 m. Net interest income (€ 112 m) and net fees and commissions (€ 77 m) more than doubled compared to the first half of 2006.

The second half of 2007 saw a market correction triggered by the US sub-prime crisis – a situation seen only once in about ten years. This mainly affected the Structured Credit sector. Current trading results and valuation results from this sector were the factors leading to a net loss on trading activities in the second half of the year (– € 145 m). After years of high market liquidity, a global deleveraging process started in July 2007. The resulting illiquidity brought interbank trading in these products to a standstill. After two US hedge funds active in this segment encountered difficulties, credit spreads in the secondary market widened abruptly as investors became risk-averse; this put massive pressure on valuation prices of structured products (asset-backed securities: ABCP, CDOs, CLOs). The markets also saw a decoupling of the prices for credit derivatives from their underlying instruments – normally there is a close correlation between the underlying (loan, security) and the derivative instrument. As available market parameters were taken into account in the valuation of our trading positions (on the assets side and on the liabilities side), this had an impact on net trading, hedging and fair value income.

In the second half of the year, net interest income rose strongly, more than offsetting the negative impact on results from trading activities. Net interest income in the second half of 2007 alone reached € 218 m (+134% over the second half of 2006). The FICC (Fixed Income, Currencies, Commodities) team took advantage of partly high volatility to generate exceptionally good results, performing far above expecta-

MIB Division of Bank Austria copes well with a difficult second half of 2007


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2007
Total operating income
of which: net trading, hedging and fair value income
Other components of operating income

tions. A particularly strong contribution to this outstanding performance came from Interest Rate Management, an area in which revenues were supported by favourable yield curves. As confidence between commercial banks declined, money was traded in the interbank market at high risk premiums in the second half of the year. As a result, shorter maturities became more expensive than longer maturities. Our team took advantage of this inverted yield curve.

Among the other MIB business areas (whose performance is mainly reflected in net fees and commissions), Equities benefited from the market position and competence achieved in EEMEA markets, despite nervous stock markets in the second half of 2007. Our teams took advantage of strong demand in primary business and of rising trading volume and high volatility levels to generate a significant increase in fee and commission income. Investment banking activities – both Financing and M&A – also contributed to the bank's good performance. In this context they fulfilled important cross-selling functions internally and in cooperation with the other Divisions of Bank Austria.

Repricing of risk from the middle of 2007



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2006
2007
2008

– JPM Emerging Markets Bond Index (yield spread over sovereign bonds) (left scale)
– BBB corporate bonds (spread over government bonds) (left scale)
– "iTraxx Europe Crossover": exposure to 50 European sub-investment grade reference entities (right scale)

In 2007 as a whole, the increase over 2006 in **net interest income** (up by € 206 m to € 330 m) and in **net fees and commissions** (up by € 102 m to € 172 m) offset the change in **results from trading activities** (down by € 243 m to a net loss of € 42 m in 2007).

The increase in operating income compared with the previous year (+ € 69 m) compares with an increase of € 66 m in **operating expenses**; this reflects various factors including consolidation effects and integration activities (the CA IB subsidiaries were not consolidated in the previous year, and in the third quarter of 2007 the Russian broker ATON was added to the group of consolidated companies) as well as changes in internal cost allocation. The increase over the previous year (39 %) also reflects the growing significance of advisory services. In 2007, the cost/income ratio was 49.5 %, a low level for investment banks in Europe.

Operating profit reached € 238 m, matching the previous year's level (€ 235 m). As there was little change in other items, **profit before tax** was € 237 m, exceeding the 2006 figure by € 30 m or 15%. ROE before tax was 12.1%. It should be noted that average risk-weighted assets rose by 64 % and that in connection with restructuring, equity allocated to the Division, at € 1.96 bn (after € 311 m in the previous year), was also substantially larger.

Central Eastern Europe (CEE)

(€ m)	2007	SHARE	2006	SHARE	CHANGE	
Net interest income	2,151	55%	1,048	39%	1,104	>100%
Net non-interest income	1,216	49%	677	33%	539	80%
Operating income	3,367	52%	1,725	36%	1,642	95%
Operating expenses	–1,729	52%	–917	33%	–812	89%
Operating profit	1,638	53%	808	40%	830	>100%
Net writedowns of loans	–211	44%	–141	21%	–70	50%
Net income from investments	20	8%	5	0%	15	>100%
Profit before tax	**1,342**	49%	**655**	20%	**687**	**>100%**
Risk-weighted assets (avg.)	46,593	45%	24,720	31%	21,872	88%
Allocated equity	7,099	51%	3,639	44%	3,460	95%
Cost/income ratio	51.4%		53.2%			
Risk/earnings ratio	9.8%		13.4%			
ROE before tax	18.9%		18.0%			

From the beginning of 2007, Bank Austria's CEE business segment comprised the substantially expanded consolidation perimeter – with new banking subsidiaries in 16 countries. This means that 2007 was the first full year for Bank Austria in its new sub-holding company function. ATF Bank, a large bank in Kazakhstan, was added to the group of consolidated companies in November 2007. Therefore the income statement for 2007 as compared with the business segment in its old form (as reported for 2006) reflects the structural changes and the new size and quality of the CEE business segment. The income statement for 2007 also shows the enhanced performance and organic growth achieved by the new group of consolidated companies in 2007; this performance can be seen from a comparison with the pro-forma figures for 2006.

In 2007, the CEE Division generated a **profit before tax** of **€ 1,342 m**, contributing about one half (49 %) to Bank Austria's overall profits. The increase over the previous year (as reported) was € 687 m, which means that the figure doubled (+105 %). This increase was supported by **volume growth**: risk-weighted assets (RWA) averaged € 46.6 bn in 2007, and were thus 88 % higher than in 2006 (in the old perimeter). **Operating income** (€ 3,367 m) was 95 % higher than in the previous year. This shows that growth in average volume was accompanied by stronger performance: **RWA productivity** (operating income/risk-weighted assets) rose from 6.98 % to 7.23 % (comparative figure for the three business segments of Austrian customer business: 5.19 %).

Operating expenses in the CEE business segment (€ 1,729 m) were 89 % higher than in the previous year. The increase of € 812 m in costs was about half the growth of operating income (+ € 1,642 m). The cost/income ratio was 51.4 %, an improvement of 1.8 percentage points compared with the previous year (in the old perimeter). Thus **operating profit** rose by € 830 m, more than doubling (+103 %). Net writedowns of loans and provisions for guarantees and commitments increased at a disproportionately low rate of 50 % to € 211 m. With a risk/earnings ratio of below 10 % (exact figure: 9.8 %) and a cost of risk of 48 basis points, the risk profile of the CEE business segment is more favourable than for the bank as a whole and in the previous year (2006/old consolidation perimeter: 13.4 % and 59 basis points, respectively).

→ The assumption of the sub-holding company function, which also involved the sale of large banks, has enlarged BA-CA's regional perimeter, expanded the local market position in the merger countries and substantially increased overall business volume while also enhancing productivity and improving cost efficiency as well as the current risk situation. Above all, the outlook for sustained growth and value creation has further improved. We intend to use this environment primarily for organic growth. A comparison of the income statement for 2007 with the pro-forma figures for 2006 shows that our banking subsidiaries in CEE have made good progress on this path.

In the following comments, the comparative figures for the previous year are adjusted on a pro-forma basis to reflect the current group of consolidated companies. As the 2006 balance sheets were not consolidated retrospectively in the new perimeter, there are no exact comparative figures for the CEE business segment showing the trend in volume.

CEE business segment: comparison with 2006 pro-forma figures (€ m)						
	2007	SHARE	**2006** PF	SHARE	CHANGE	
Net interest income	2,151	55%	1,772	52%	379	21%
Net non-interest income	1,216	49%	1,015	42%	201	20%
Operating income	3,367	52%	2,788	48%	580	21%
Operating expenses	−1,729	52%	−1,557	46%	−172	11%
Operating profit	1,638	53%	1,230	51%	408	33%
Net writedowns of loans	−211	44%	−177	25%	−34	19%
Net income from investments	20	8%	15	16%	5	37%
Profit before tax	**1,342**	**49%**	**1,010**	**72%**	**332**	**33%**
Cost/income ratio	51.4%		55.9%			
Risk/earnings ratio	9.8%		10.0%			

On a like-for-like perimeter basis, the CEE business segment shows that profits rose by one-third (+€ 332 m) to € 1,342 m. The improvement in operating performance of the subsidiaries compared with the previous year thus almost matches the structural effect – a notable achievement. All of the countries contributed to the good results (see chart).

Operating income (€ 3,367 m) of the CEE business segment was up by € 580 m or 21% on the pro-forma figure for 2006, the major part of the increase came from **net interest income**, which grew by € 379 m (+21%). Most of this growth was achieved in classic customer business in corporate and retail banking, where volume grew at comparatively satisfactory margins. Russia and Turkey accounted for more than half of the increase in absolute terms, with net interest income also growing strongly in the Czech Republic (mainly in corporate customer business) and in Bulgaria. **Net fees and commissions** rose by € 200 m or 27% compared with the pro-forma figure for 2006, improving across the board, though the overall increase in the region was driven by different business areas in different countries: payment services, fees and commissions for guarantees and other commercial services, mainly in South-East Europe, sales of insurance contracts, as well as custody and brokerage in the growing securities business. A strong increase was achieved in Turkey, where our banking subsidiary holds a leading position in the local card business and is also among the international benchmarks in this area. **Net trading, hedging and fair value income** (€ 177 m) declined by 26% compared with the previous year, with different trends in the various markets. The Russian capital market, which is in the focus of volatile portfolio investments, felt the liquidity squeeze and the resulting increase in credit spreads and money market interest rates in the second half of 2007 although, fundamentally, the market in Russia itself was in good shape. Romania, Slovakia, Croatia and Turkey generated significant profits from trading activities.

Profit before tax of CEE banking subsidiaries (€ m)


Share
Turkey 20% +14%
Russia 18% +14%
Croatia 17% +12%
Czech Rep. 10% +13%
Bulgaria 9% +78%
Hungary 8% +19%
Romania 7% +63%
Slovakia 4% +87%
Bosnia 2% x12
Serbia 2% +76%
Slovenia 1% +34%
Baltic states <1% +61%
0
50
100
150
200
250
300
2007
2006 pro forma

Balance sheet developments

Growth in CEE proceeded at a high level of cost efficiency and with a comparatively low provisioning requirement, also on a like-for-like perimeter basis: **operating expenses** (€ 1,729 m) in 2007 were € 172 m or 11% higher than the pro-forma figure for the previous year. The cost/income ratio improved from 55.9% to 51.4%. This improvement reflects synergies from local mergers and general cost discipline. In view of investment in organic growth of current business, the level of cost efficiency is remarkable: in the course of 2007, we opened 82 branches in Turkey, 17 in Russia, 9 in Romania and 7 in Hungary. The number of employees (full-time equivalent) increased by 2.6% in 2007 (5,277 FTEs in ATF Bank, the bank in Kazakhstan, were only added in December).

Net writedowns of loans and provisions for guarantees and commitments in 2007 increased by 19% to € 211 m compared with the pro-forma figure for 2006. This development is explained by expansion, as can be seen from the decline in the risk/earnings ratio (also on a like-for-like perimeter basis) from 10.0% to 9.8%.

In 2007, **CEE currencies** were under revaluation pressure resulting from substantial capital inflows in connection with direct investment and portfolio investment, and temporarily also from short-term investments (carry trades) in CEE currencies bearing higher interest rates which are funded in low interest-rate currencies. Measured by annual average exchange rates, the currencies of Slovakia (10.2%), Romania (5.7%, with strong fluctuations during the year) and Hungary (5.1%) appreciated significantly compared with the previous year, while the Czech currency (2.1%) and the Turkish currency (1.3%) appreciated to a lesser extent. The Russian rouble depreciated by 2.6% against the euro on an annual average. Overall, currency translation of local income statement items into euro results in a slight appreciation, which accounts for only € 12 m or just under 1% of profit before tax in the CEE business segment.

Having created a uniform structure in our network through the integration projects, we are now focusing our attention on implementing our **strategy of organic growth**. In larger, high-growth markets such as Russia, Turkey and Romania, we are developing our business, which is partly still dominated by the corporate customer segment, into universal banking operations. We are planning to open up to 1,000 new branches in our key markets within the next three years. In other countries we take a more selective approach, focusing on specific segments and products, and bringing UniCredit Group's strengths to bear in our entire network via our **cross-regional product lines**.

Bank Austria Creditanstalt's total assets as at 31 December 2007 were **€ 209.2 bn**, up by **€ 54.9 bn or 36%** on year-end 2006. This strong increase was due to the first-time consolidation of the new CEE banks and to volume growth achieved by the bank's operations.

At the end of 2006, the two banks which were sold – i.e. HVB Splitska banka and Bank BPH – were no longer included in the group of consolidated companies and the new banks were not yet included in the consolidation perimeter. Therefore the consolidation effect resulting from Bank Austria's assumption of the holding company function for CEE operations is all the stronger. As balance sheets were not consolidated retrospectively, the interim balance sheet at 31 March 2007 was the first balance sheet reflecting Bank Austria's new structure. At that date, total assets exceeded the year-end 2006 figure by 24%; similar growth rates were seen in loans and receivables with customers (+26%) and on the liabilities side in primary funds (+24%). In the rest of the year, by the end of 2007, total assets increased by 9% (see chart).

The year-on-year comparison shows that the CEE banks that were added to the group of consolidated companies are banks with strong and fast-growing **customer business**: loans and receivables with customers rose at a disproportionately high rate of 44% to a total of € 115.3 bn. This development does not fully reflect the underlying trend as leasing business is no longer accounted for via the consolidated company BA-CA Leasing GmbH; since the end of July, leasing business

Balance sheet developments in 2007 (€ bn)



+36%
+9%
154
191
209
80
80
101
105
115
120
10
14
15
31 Dec. 2006
31 March 2007
31 Dec. 2007
Total assets
Loans and receivables with customers
Primary funds (deposits from customers, debt securities in issue)
Equity

has been included in the consolidated financial statements via a 32.59% shareholding interest in UniCredit Global Leasing S.p.A., Milan, an international product line of UniCredit Group, which is accounted for at Bank Austria under the equity method. As BA-CA Leasing is no longer consolidated, finance leases, which are included in loans and receivables with customers, declined by € 4.9 bn (other balance sheet items are affected by this change to a lesser extent). Primary funds (deposits from customers and debt securities in issue) in Bank Austria's balance sheet rose more strongly than loans and receivables with customers – by 49% to € 119.7 bn – which means that lending business with customers can be fully financed through primary funds.

Interbank business was characterised by disproportionately low growth on both sides of the balance sheet. This was due to the repercussions of the sub-prime crisis, which generally led to great restraint on money markets. After growing at a disproportionately low rate from the end of 2006 to the end of March 2007, loans and receivables with banks declined from June to September before recovering somewhat towards the year-end; at the end of 2007, they totalled € 38.0 bn, an increase of 17% over the year-end 2006 figure. Deposits from banks showed a similar trend, reaching € 52.4 bn at the end of 2007, up by 9% on 2006.

Financial assets held for trading (+15% to € 19.1 bn) and the relevant items on the liabilities side (+41%) expanded strongly in the course of the year, a development in which the consolidation effect was less pronounced.

The balance sheet items **Non-current assets and disposal groups classified as held for sale** and **Liabilities included in disposal groups classified as held for sale** include the real estate at Vordere Zollamtsstrasse 13 and the real estate at Am Hof 2, which is carried in the balance sheet of a subsidiary; under a resolution passed by the Management Board, both properties are intended to be sold. Profit- and liquidation-sharing rights in Immobilien Holding GmbH and the equity interest in Hypo Stavebni Sporitelna in the Czech Republic are also offered for sale.

The numerous changes in the group of consolidated companies at the beginning of 2007 and in the course of the year – including IMB, ATON, the shareholding interest in UniCredit Leasing and, last but not least, the acquisition of ATF Bank in Kazakhstan led to an increase of € 3.1 bn in **goodwill** to a total of € 3.9 bn.

Balance sheet structure: Loans and receivables with customers accounted for 55% of **total assets**, followed by loans and receivables with banks (18%). The largest balance sheet items after financial assets held for trading (9%) were available-for-sale financial assets (5%) and **held-to-maturity investments**.

On the **liabilities side**, deposits from customers accounted for 45% of the balance sheet total, and debt securities in issue for 13% – the combined total, referred to as primary funds, was 57%. Equity accounted for 7% and liabilities held for trading represented 4% of the balance sheet total.

At the end of September 2007, **equity** amounted to **€ 15,333 m** (7% of the balance sheet total). The increase of € 5.1 bn or 51% since the end of 2006 was due to the capital increase (+ € 400 m in subscribed capital and + € 2,463 m in capital reserves) and the inclusion of current profits of € 2,258 m; the dividend payment was € 588 m.

Capital resources pursuant to the Austrian Banking Act

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 37.3 bn (+51.0%) to € 110.4 bn compared with the year-end 2006 figure. The increase largely resulted from the transfer of UniCredit banking subsidiaries to the BA-CA Group and the acquisition of HVB subsidiaries in the first quarter of 2007 as well as the acquisitions in the third and fourth quarters of 2007. It is complemented by a positive expansion of business. The transfer of BA-CA Leasing to UniCredit Global Leasing in the third quarter of 2007 and the securitisation transactions of BA-CA AG in the second half of 2007 reduced the assessment basis. In the reporting period, the capital requirement for the banking book rose by € 3.0 bn.

Net capital resources increased by € 1.8 bn (+16.6%) to € 12.6 bn compared with year-end 2006. Three factors were mainly responsible for this rise: the capital increase at BA-CA AG in the first quarter of 2007, an increase in supplementary elements, and the above-mentioned acquisition by BA-CA of new subsidiaries which partly offset the effects of the first two factors.

This resulted in a Tier 1 capital ratio of 8.76% as at 31 December 2007 (year-end 2006: 11.62%) and a total capital ratio of 11.37% (year-end 2006: 14.73%).

Further information

The following detailed information is included in the notes to the consolidated financial statements: details of events of particular significance after the end of the financial year in note 4, "Events after the balance sheet date"; details on the use of financial instruments in note 3, "Significant accounting policies"; information on existing risks of changes in prices, credit risk, liquidity risk and cashflow risk in the risk report in notes 58 to 62; information pursuant to Section 243a of the Austrian Commercial Code (concerning rights linked to shares) in note 42, "Equity".

Outlook

Macroeconomic environment and risks

● After four years of steady, strong growth of about 4.5% annually, 2008 will see the global economy expanding at a rate that will be about three-quarters of a percentage point lower. The US economy, still a pacemaker of economic performance, is currently moving along zero growth; uncertainty triggered by the financial market crisis has led to higher costs associated with risk; and the sharp increase in commodities prices is dampening the structural upswing in the Far East, which remains the mainstay of global economic growth. The firm euro amplifies the spillover of these trends into the euro area, where growth will reach about 1.5% in 2008, after 2.7% in the previous year. The significant reductions of interest rates in the United States – leading to negative real interest rates – and fiscal measures should start to have an expansionary effect from the middle of the year. And despite inflationary tendencies, the ECB is also expected to reduce its key interest rates as the year progresses. In combination with the hoped-for return to normal conditions in money markets, this will help to raise the yield curve again, with little change in long-term yields.

● **Austria's economy** will be impacted in 2008 by the unfavourable international environment affecting export performance and demand for capital goods. Confidence in industry and among consumers has declined, and Bank Austria's business indicator points to a slowdown in economic activity. Although pensions and wages have increased considerably and the encouraging trend in the labour market continues, private consumption will grow only moderately in 2008. The outlook is clouded by the strong increase in prices which will not weaken until the second half of the year when food prices will ease. The Austrian economy will nevertheless continue to grow, though more moderately, at 1.9%.

● The CEE region will not be able to escape the impact of weaker economic activity and the general repricing of risk. The latter will be evident in the foreseeable future – CDS spreads have doubled or tripled all around the world since July 2007. Moreover, international investors are starting to be quite selective, penalising countries which show high imbalances. With strong fundamentals, the region is however in a favourable position to cope with the new environment. Real GDP growth will likely decline only slightly, to 5.7% in 2008 from 6.8% in 2007.

The long-term growth trend across the group of CEE countries is still intact: consumption is fuelled by rising household incomes and declining unemployment, although this is mitigated by high inflationary pressures and tighter monetary conditions. Despite some tightening of credit, the prospects for investment activity remain positive thanks to a buoyant corporate sector and a number of infrastructure projects financed by structural funds (in EU member countries) or investment and growth funds (CIS). Slower growth in the euro area will put some pressure on the export sector. The region nonetheless remains competitive and selected industries may even benefit from a relocation of production by international companies. Oil and other commodities prices remain supportive for CIS countries.

In recent years, most countries in the region have been relying on external savings to finance their growth. Rising current account deficits were financed by foreign direct investment, but also by foreign debt – in 2007 the region attracted roughly € 100 bn in international debt. The worldwide repricing of risk has made foreign borrowing more expensive, increasing the risk of tighter credit conditions also on the domestic front. Countries with larger external imbalances face a higher increase in the cost of external funding, making them more vulnerable to adverse developments in the new international environment.

● In the **Central European** countries of our perimeter economic growth should amount to 4.7% in 2008 compared to 6.0% in 2007. Countries in this region are less sensitive to the global financial turmoil as external imbalances are under control and the cost of funding remains relatively low despite the upward trend. However, we expect some monetary tightening in the wake of rising inflationary pressures and growing production capacity constraints.

● We forecast some slowing of growth rates in SEE, from 6.7% in 2007 to 5.7% in 2008. These countries have small and very open economies, which have largely financed their growth in recent years through foreign borrowing. In some countries there is political uncertainty. The global repricing of risk has had a particularly strong impact on these countries, and we expect their credit growth to lose momentum. Some slowing of growth is however welcomed in the **Baltics**, where concerns over overheating were repeatedly addressed in recent years. We forecast growth of close to 6% in **Bulgaria**. Markets are starting to price a higher cost of risk for the country, amidst its high current account deficit and rising inflationary pressures, which raise questions about the long-term sustainability of the currency board. We believe, however, that macroeconomic policies are very coordinated, focused on some moderate cooling.

In **Croatia**, the central bank's strategy of cooling domestic credit growth while limiting local banks' external indebtedness and promoting their recapitalisation, has proved successful. The current account deficit remains high, at an estimated 7.4 % of GDP in 2007, with no financing problems, as reflected in the continuing upward pressure on the kuna. Market sentiment towards **Romania** has changed substantially in the last year. While growth prospects remain positive, the country is paying the cost of its long-term vulnerability and of a rather incoherent political environment. The exchange rate, despite a rather tight monetary policy, has strongly depreciated in the past months and remains quite volatile. We forecast growth of around 5.4 % and a slight slowdown in lending growth. In **Serbia** the political environment will remain uncertain. The consequences of Kosovo's unilateral declaration of independence are still not clear. Meanwhile, economic growth is forecast to be moderate, slowing from last year's peak level on the back of tighter global credit conditions. In **Bosnia and Herzegovina** the domestic political environment is also a central issue and raises questions about whether a signing of the SAA (Stabilisation and Association Agreement) with the EU will take place. On the economic front, robust credit growth and strong manufacturing activity point to strong growth in 2007 and 2008.

● The repricing of risk at an international level has also affected **Russia**, as both banks and medium-sized and large Russian companies relied heavily on external funding in recent years. The main evidence so far points to weaker growth in corporate deposits and an acceleration in corporate lending growth. We see lending growth at 35 % in 2008, and this will fuel consumption and investment growth. Overall, we forecast growth of 6.7 % for Russia, with high oil prices remaining a key driver for the economy. In **Ukraine** growth will ease from 7.3 % in 2007 to 5.6 % in 2008. The country continues to experience a consumption and investment boom, largely financed by strong capital inflows and by a rapidly expanding banking sector. There are also imbalances, with the current account deficit standing at 4.1% of GDP and inflation peaking at 16.6 % in December. It should be noted that the economy remains quite sensitive to potential external shocks, such as a sudden drop in steel prices or another gas crisis with Russia. A liquidity crisis is discernible and already translating into a credit squeeze in **Kazakhstan**. The consumption and investment boom which has driven the impressive growth of recent years is severely constrained. Companies have reduced access to international capital markets, while the banking sector, which was financing a credit boom through foreign borrowing, now has to severely limit lending expansion to its deposits' attraction capacity. We now forecast growth as low as 5 % in 2008, after rates close to or above 10 % in the last few years. We still expect the country's long-term potential to be maintained, as with high energy and raw material prices the country has sufficient money and commitment to prevent a major crisis. Although the **Turkish** economy lost significant momentum in 2007, the outlook is somewhat brighter now despite the fragile global environment. Policy interest rates are now 225 basis points lower than five months ago, which will support investment activity. The political uncertainties have been dispelled, and the government is promoting important reforms. Although the banking sector is sound and relatively well protected by fairly limited dependency on international borrowing (the loans/deposit ratio is still below 1), Turkey is exposed to financial contagion from abroad.

Outlook for Bank Austria's performance in 2008

● In **Austrian customer business**, the market will continue to be characterised in 2008 by weak volume growth and – in view of more intensive competition – by persistent pressure on margins. The restrained economic trend will dampen lending growth to 3.5 % in 2008. The cyclical weakening and continued ample liquidity in the business sector will be reflected in a lower increase in demand for corporate finance while loans to households will grow more strongly than in 2007, which was a weak year in this respect. Deposit growth will also decrease as interest rates decline. With a sustained stabilisation of the financial market situation, mutual funds and bond funds in particular, as well as insurance policies, will again become more attractive in 2008. Despite the subdued market outlook, we expect moderate revenue growth in 2008. Following various adjustments in past years, the bank's sales activities, product policy and processes are closely geared to meeting the specific needs of the various customer segments. These areas will no longer be subject to major restructuring. We expect that further growth of profits from Austrian customer business will mainly come from using UniCredit's cross-regional business model (revenue and cost synergies), i.e. from a further reduction of the cost/income ratio, and from improved productivity measured on the basis of risk-weighted assets.

● Credit spreads in **financial markets** have continued to widen in the first few months of 2008, which means that there is still a risk for the entire banking industry of further marking-to-market adjustments in the structured credit sector. The bundling of all resources within the Markets & Investment Banking Division and integration in a strong international network will further enhance our ability to compete effectively in CEE markets, where competition is intensifying.

Our trading activities are diversified and internationally coordinated within the various business areas, with MIB units in CEE also becoming more closely integrated in the network. Customer-driven business and especially our regional focus on CEE with large cross-selling potential in the entire UniCredit Group provides a strong basis for success in both Markets activities and Investment Banking operations in 2008. Therefore we think that in 2008, as the repercussions of the sub-prime crisis subside, our MIB Division will be able to achieve the levels of profitability seen in past years.

● We expect that the **CEE business segment** will make the strongest contribution to profit growth in 2008. Although the countries within the perimeter of our operations differ widely in terms of size, openness to foreign trade, convergence to the European Union and economic structure, and despite the related differences in risk profiles, there is a common denominator for banking business from the CEE Division's perspective: in the basic scenario, real economic growth will far exceed the level achieved in West European economies. Moreover, as in previous years, further accelerating financial intermediation and progressive penetration with state-of-the-art banking products will support these trends. Growth will weaken somewhat, but loans will nevertheless increase by between 25 % and 30 %, with even higher rates expected in retail banking. The trend in deposits will lag behind this development, following the logic of the catching-up process; yet growth rates in deposits will be only slightly lower. Assets under management will keep pace with this momentum, but only in countries where convergence has made good progress.

In this environment we will pursue organic growth, also through our ambitious branch network expansion programme in growth markets. These efforts will be supported by closer divisional coordination and international product lines. Progressive division of labour using best practice will contribute to keeping the increase in costs at a level that will be significantly lower than revenue growth, despite heavy investment. Capital productivity is an important success factor also in CEE. Overall, we expect profits in the CEE business segment to rise further in 2008, continuing the trend seen in previous years.

→ While the strong improvement in Bank Austria's performance in 2007 will probably not be repeated in 2008, the basic scenario, if the above-mentioned risks do not materialise, is at least a double-digit percentage increase in profits.

4 March 2008, the Management Board

Erich Hampel
Chairman

Federico Ghizzoni

Thomas Gross

Wilhelm Hemetsberger

Werner Kretschmer

Ralph Müller

Regina Prehofer

Carlo Vivaldi

Robert Zadrazil

Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRSs)

Income statement of the Bank Austria Creditanstalt Group

for the year ended 31 December 2007

	(Notes)	2007	2006	CHANGE IN € M	CHANGE IN %
					(€ m)
Net interest	(5)	3,653	2,456	1,197	48.7
Dividend income	(6)	124	130	−6	−4.6
Other income from equity investments	(6)	160	96	64	67.3
Net interest income		**3,936**	**2,681**	**1,255**	**46.8**
Net fees and commissions	(7)	2,124	1,667	457	27.4
Net trading, hedging and fair value income	(8)	141	348	−207	−59.6
Net other expenses/income	(9)	214	66	147	>100
Net non-interest income		**2,478**	**2,081**	**397**	**19.1**
OPERATING INCOME		**6,414**	**4,762**	**1,652**	**34.7**
Payroll costs	(10)	−1,836	−1,606	−230	14.3
Other administrative expenses	(11)	−1,243	−903	−340	37.6
Recovery of expenses		4	–	4	>100
Amortisation, depreciation and impairment losses on tangible and intangible assets	(12)	−270	−248	−23	9.1
OPERATING EXPENSES		**−3,346**	**−2,757**	**−589**	**21.4**
OPERATING PROFIT		**3,069**	**2,005**	**1,063**	**53.0**
Goodwill impairment		–	−8	8	−100.0
Provisions for risks and charges	(13)	−75	−111	36	−32.4
Restructuring costs	(14)	−33	−248	215	−86.7
Net writedowns of loans and provisions for guarantees and commitments	(15)	−483	−679	196	−28.9
Net income from investments	(16)	268	2,313	−2,045	−88.4
PROFIT BEFORE TAX		**2,745**	**3,272**	**−527**	**−16.1**
Income tax	(17)	−382	−140	−242	>100
NET PROFIT		**2,364**	**3,132**	**−769**	**−24.5**
Minority interests		−106	−111	5	−4.3
CONSOLIDATED PROFIT		**2,258**	**3,022**	**−764**	**−25.3**

Key figures		2007	2006
Earnings per share (in €, basic and diluted)	(18)	11.71	20.56
ROE before tax		19.7%	39.6%
ROE after tax		17.0%	39.5%
Cost/income ratio		52.2%	57.9%
Risk/earnings ratio		12.3%	25.3%

Balance sheet of the Bank Austria Creditanstalt Group

at 31 December 2007

Assets					(€ m)
				CHANGE	
	(Notes)	31 DEC. 2007	31 DEC. 2006	IN € M	IN %
Cash and cash balances	(20)	2,967	1,584	1,384	87.4
Financial assets held for trading	(21)	19,092	16,676	2,416	14.5
Financial assets at fair value through profit or loss	(22)	935	487	448	92.1
Available-for-sale financial assets	(23)	10,864	9,697	1,167	12.0
Held-to-maturity investments	(24)	7,623	5,772	1,851	32.1
Loans and receivables with banks	(25)	38,007	32,486	5,521	17.0
Loans and receivables with customers	(26)	115,341	80,104	35,237	44.0
Hedging derivatives	(27)	1,147	1,207	−60	−5.0
Changes in fair value of portfolio hedged items (+/–)		–	–	–	–
Investments in associates and joint ventures	(28)	2,281	1,890	391	20.7
Property, plant and equipment	(29)	2,003	1,373	630	45.9
Intangible assets	(30)	4,258	1,052	3,206	>100
of which goodwill		*3,886*	*836*	*3,050*	*>100*
Tax assets	(31)	1,007	998	9	0.9
a) current tax assets		151	99	53	53.5
b) deferred tax assets		856	900	−44	−4.9
Non-current assets and disposal groups classified as held for sale	(32)	1,727	15	1,712	>100
Other assets		1,918	916	1,002	>100
TOTAL ASSETS		**209,170**	**154,255**	**54,915**	**35.6**

Liabilities and equity					(€ m)
				CHANGE	
	(Notes)	31 DEC. 2007	31 DEC. 2006	IN € M	IN %
Deposits from banks	(33)	52,445	48,309	4,136	8.6
Deposits from customers	(34)	93,203	54,969	38,234	69.6
Debt securities in issue	(35)	26,496	25,347	1,149	4.5
Financial liabilities held for trading	(36)	7,442	5,264	2,178	41.4
Financial liabilities at fair value through profit or loss	(37)	2,386	1,731	655	37.9
Hedging derivatives	(38)	1,638	1,440	198	13.7
Changes in fair value of portfolio hedged items (+/–)		–	–	–	–
Tax liabilities	(39)	616	587	29	5.0
a) current tax liabilities		125	85	39	46.0
b) deferred tax liabilities		492	501	−10	−2.0
Liabilities included in disposal groups classified as held for sale	(41)	1,247	–	1,247	>100
Other liabilities		3,574	1,954	1,619	82.9
Provisions for risks and charges	(40)	4,611	4,513	98	2.2
a) post-retirement benefit obligations		4,088	3,714	374	10.1
b) other provisions		523	799	−276	−34.6
Insurance reserves		178	–	178	>100
Equity	(42)	15,334	10,140	5,194	51.2
of which Minorities (+/–)		*658*	*213*	*444*	*>100*
TOTAL LIABILITIES AND EQUITY		**209,170**	**154,255**	**54,915**	**35.6**

Statement of changes in equity of the Bank Austria Creditanstalt Group

(€ m)

	SUB-SCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39[1]	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**
Capital increase							–	25	25
Changes in the group of consolidated companies								–486	–486
Shares in controlling companies			–3				–3		–3
Recognised income and expenses			3,021	220	223	–23	3,440	86	3,526
Dividend paid			–368				–368	–62	–430
Other changes		108	–122				–14		–14
AS AT 31 DECEMBER 2006	**1,069**	**2,859**	**6,482**	**–73**	**347**	**–757**	**9,927**	**213**	**10,140**

1) Reserves in accordance with IAS 39	1 Jan. 2006	31 Dec. 2006
Cash flow hedge reserve	–111	–175
Available-for-sale reserve	236	522
Total	125	347

	SUB-SCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39[1]	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2007	**1,069**	**2,859**	**6,482**	**–73**	**347**	**–757**	**9,927**	**213**	**10,140**
Capital increase	400	2,463					2,863	365	3,228
Changes in the group of consolidated companies							–		–
Shares in controlling companies		1					1		1
Recognised income and expenses			2,258	43	49	157	2,507	86	2,593
Dividend paid			–588				–588	–6	–594
Other changes			–34				–34		–34
AS AT 31 DECEMBER 2007	**1,469**	**5,323**	**8,118**	**–31**	**397**	**–600**	**14,676**	**658**	**15,334**

1) Reserves in accordance with IAS 39	1 Jan. 2007	31 Dec. 2007
Cash flow hedge reserve	–175	–119
Available-for-sale reserve	522	516
Total	347	397

Statement of recognised income and expenses

(€ m)

	2007	2006
Gains/losses on assets held for sale (available-for-sale reserve)	–1	382
Gains/losses on cash flow hedges (cash flow hedge reserve)	75	–105
Foreign currency translation – exchange differences	30	212
Foreign currency translation relating to assets held for sale	–	–
Actuarial gains/losses on defined-benefit plans	210	–30
Taxes on items directly recognised in equity	–85	–63
Recognised directly in equity	**229**	**395**
Net profit	**2,364**	**3,131**
TOTAL OF INCOME AND EXPENSES RECOGNISED IN THE REPORTING YEAR	**2,593**	**3,526**
Shareholders' equity	2,507	3,440
Minority interests	86	86

Cash flow statement of the Bank Austria Creditanstalt Group

Cash flow statement		(€ m)
	2007	2006
NET PROFIT	**2,364**	**3,132**
Non-cash items included in net profit, and adjustments to reconcile net profit to cash flows from operating activities		
Depreciation, amortisation, net writedowns of loans, and changes in fair values	815	949
Increase in staff-related provisions and other provisions	137	346
Increase/decrease in other non-cash items	280	210
Gains/losses on disposal of intangible assets, property, plant and equipment, and investments	−299	−81
SUB-TOTAL	**3,297**	**4,556**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Financial assets held for trading	−386	−291
Loans and receivables	−9,230	−12,920
Other assets	−1,890	468
Financial liabilities held for trading	2,603	439
Deposits from banks and customers	11,710	4,601
Debt securities in issue	−6,241	4,433
Other liabilities	2,109	−251
CASH FLOWS FROM OPERATING ACTIVITIES	**1,972**	**1,035**
Proceeds from disposal of		
investments	17,947	7,064
property, plant and equipment	51	319
Payments for purchases of		
investments	−16,029	−8,000
property, plant and equipment	−655	−210
Proceeds from sales (less cash disposed of) of subsidiaries	–	−141
Payments for acquisition (less cash acquired) of subsidiaries	−1,223	−15
Other changes	−148	105
CASH FLOWS FROM INVESTING ACTIVITIES	**−57**	**−878**
Proceeds from capital increase	–	–
Dividends paid	−588	−368
Subordinated liabilities and other financial activities (net)	66	−34
CASH FLOWS FROM FINANCING ACTIVITIES	**−522**	**−402**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,584**	**1,859**
Cash flows from operating activities	1,972	1,035
Cash flows from investing activities	−57	−878
Cash flows from financing activities	−522	−402
Effects of exchange rate changes	−10	−30
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,967**	**1,584**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	−68	−99
Interest received	10,282	6,200
Interest paid	−6,448	−3,581
Dividends received	153	200

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

Note
In this report, "Bank Austria Creditanstalt", "the BA-CA Group" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company's separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.
In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

(1) Legal basis of the consolidated financial statements

Bank Austria Creditanstalt AG, Vordere Zollamtsstrasse 13, A-1030 Vienna, Austria, is a universal bank conducting banking business within the meaning of Section 1 (1) of the Austrian Banking Act. It is registered under no. FN 150714p in the Austrian Register of Firms at the Commercial Court of Vienna. The geographical focus of the bank's operations is on Austria and CEE.

Pursuant to Article 4 of Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002, companies governed by the law of a member state of the European Union have to prepare their consolidated financial statements for financial years beginning after 31 December 2004 in conformity with the accounting standards adopted in accordance with the procedure laid own in Article 6 of the Regulation if, at the balance sheet date, their shares are admitted to trading on a regulated market in the European Union.

(2) Structural changes

The following UniCredit subsidiaries were included in the group of consolidated companies of the Bank Austria Creditanstalt Group as from 1 January 2007:

- Koç Finansal Hizmetler A.Ş., Turkey (including Yapı Kredi Group)
- Zagrebačka banka d.d., Croatia
- Bulbank AD, Bulgaria
- Živnostenská banka a.s., Czech Republic
- UniBanka a.s., Slovakia
- UniCredit Romania S.A., Romania

The transfer was made in the form of a contribution in kind; in exchange, UniCredit S.p.A. received 55,000,000 new no-par value shares which do not carry dividend rights for 2006 at an issue price of € 105.33. In the IFRS financial statements, the transfer of the companies transferred was based on Group book values.

In 2007, Bank Austria Creditanstalt AG increased its shareholding interest in International Moscow Bank step by step to 100%. This was done through the acquisition of shares from Bayerische Hypo- und Vereinsbank AG (70.26%) and through further purchases. In August 2007, a capital increase of US$ 300 m was carried out. Preliminary goodwill amounts to € 912.7 m. With the approval of the Russian central bank, International Moscow Bank was renamed ZAO UniCredit Bank on 25 December 2007.

Furthermore, Bank Austria Creditanstalt acquired HVB Latvia AS, Latvia, for a purchase price of € 76.2 m. The preliminary goodwill resulting from the transaction is € 11.5 m.

In the first quarter of 2007, a capital increase of € 484.6 m was carried out at Zagrebačka banka d.d. and was fully subscribed by Bank Austria Creditanstalt AG. As a result, Bank Austria Creditanstalt's shareholding interest in Zagrebačka banka d.d., Zagreb, rose from 81.91% to 84.21%.

In the course of the new corporate branding process, HVB Bank Hungary, HVB Serbia and HVB Bank Latvia were renamed in the first quarter of 2007; the banks are now operating under the name of UniCredit Bank.

On 1 April 2007, the 25.5% shareholding interest in Adria Bank AG was sold to Nova Kreditna Banka Maribor (NKBM) at a price of € 9.6 m.

In Slovakia, HVB Bank Slovakia a.s. and UniBanka a.s. merged as at 1 April 2007. The name of the merged bank is UniCredit Bank Slovakia a.s.

On 25 April 2007, CA Immobilien Anlagen AG carried out a capital increase of € 676.3 m. Under this capital increase, Bank Austria Creditanstalt AG acquired 8,112,910 shares at a price of € 23.25, thus increasing its shareholding interest in CA Immobilien Anlagen AG to 10% of the share capital and 33% of the voting capital. This transaction results in preliminary goodwill of € 13.6 m in the Bank Austria Creditanstalt Group. The shareholding interest in CA Immobilien Anlagen AG has been accounted for by BA-CA in its consolidated financial statements using the equity method as from 1 May 2007.

The Bulgarian banking subsidiaries – Bulbank AD, HVB Bank Biochim AD and Hebros Bank AD – merged to form the new UniCredit Bulbank AD as at 27 April 2007.

On 1 June 2007, the Romanian banking subsidiaries HVB Tiriac Bank S.A. and UniCredit Romania S.A. completed their merger. The bank now operates under the name of UniCredit Tiriac Bank SA.

On 27 July 2007, Bank Austria Creditanstalt AG transferred its 99.98% interest in Bank Austria Creditanstalt Leasing GmbH to UniCredit Global Leasing S.p.A., Milan. In exchange, BA-CA receives a shareholding interest of 32.59% in that company, which has been accounted for in the Bank Austria Creditanstalt Group's consolidated financial statements under the equity method as from 1 July 2007.

On 31 July 2007, BA-CA acquired 100% in both Aton International Limited, Nikosia, and Aton Broker, Moscow, for a total purchase price of € 315.8 m. Of the preliminary goodwill, Aton International accounts for € 193.9 m and Aton Broker for about € 43.7 m. Both companies have been consolidated in the Bank Austria Creditanstalt Group's consolidated financial statements as from 31 July 2007.

The Slovenian banking subsidiary Bank Austria Creditanstalt d.d. Ljubljana was renamed UniCredit Bank Slovenija d.d. on 3 September 2007.

CA IB Corporate Finance GmbH, Vienna, was merged into CA IB International Markets AG, Vienna, on 30 October 2007 and CA IB International Markets AG was renamed UniCredit CAIB AG in November 2007. Furthermore, Bank Austria Creditanstalt AG sold the equity

(2) Structural changes (CONTINUED)

interests in the following companies which became equity interests of UniCredit CAIB AG following completion of the structuring under company law of Markets and Investment Banking activities as at year-end 2007:

- CA IB International Markets Ltd., London: sale on 17 October 2007
- UniCredit CA IB Polska, Warsaw, Poland: sale on 23 October 2007, and
- AI Beteiligungs GmbH with equity interests in the two companies Aton International Limited and ZAO ATON Broker: sale on 28 December 2007.

Following completion of their merger on 6 November 2007, Živnostenská banka and HVB Czech Republic now operate in the Czech Republic under the name of UniCredit Bank Czech Republic a.s.

On 13 November 2007, Bank Austria Creditanstalt AG completed the acquisition of ATF Bank, a bank in Kazakhstan. Bank Austria Creditanstalt AG acquired 92.88% of the share capital of ATF Bank, with subsidiaries in Kyrgyzstan, Tajikistan and the Omsk region in southern Siberia, for € 1,592 m. The acquisition of the bank results in preliminary goodwill of € 1,205.8 m.

Effects of changes in the group of consolidated companies

Balance sheet – Assets (€ m)

	31 DEC. 2006	ADDITIONS AS AT 1 JAN. 2007	DISPOSAL 2007	ADDITIONS IN 2007
Cash and cash balances	1,584	1,427	–	41
Financial assets held for trading	16,676	1,153	–	201
Financial assets at fair value through profit or loss	487	101	–1	170
Available-for-sale financial assets	9,697	1,361	–57	81
Held-to-maturity investments	5,772	4,367	–	6
Loans and receivables with banks	32,486	5,987	–535	1,244
Loans and receivables with customers	80,104	20,859	–6,313	4,647
Hedging derivatives	1,207	–	–	–
Changes in fair value of portfolio hedged items (+/–)	–	–	–	–
Investments in associates and joint ventures	1,890	55	–28	50
Property, plant and equipment	1,373	705	–379	143
Intangible assets	1,052	441	–36	354
of which goodwill	*836*	*368*	*–31*	*346*
Tax assets	998	167	–36	7
a) current tax assets	99	18	–	7
b) deferred tax assets	900	149	–36	–
Non-current assets and disposal groups classified as held for sale	15	154	–	–
Other assets	916	344	–180	29
TOTAL ASSETS	**154,255**	**37,122**	**–7,566**	**6,973**

Balance sheet – Liabilities and equity (€ m)

	31 DEC. 2006	ADDITIONS AS AT 1 JAN. 2007	DISPOSAL 2007	ADDITIONS IN 2007
Deposits from banks	48,309	6,905	–5,894	1,842
Deposits from customers	54,969	23,870	–400	2,860
Debt securities in issue	25,347	1,183	–418	1,228
Financial liabilities held for trading	5,264	82	–	109
Financial liabilities at fair value through profit or loss	1,731	–	–	–
Hedging derivatives	1,440	–	–	–
Changes in fair value of portfolio hedged items (+/–)	–	–	–	–
Tax liabilities	587	76	–42	2
a) current tax liabilities	85	20	–6	–
b) deferred tax liabilities	501	56	–35	2
Liabilities included in disposal groups classified as held for sale	–	61	–	–
Other liabilities	1,954	1,114	–217	21
Provisions for risks and charges	4,513	283	–6	2
Insurance reserves	–	162	–	–
Equity	10,140	3,386	–588	909
of which Minorities (+/–)	*213*	*31*	*–8*	–
TOTAL LIABILITIES AND EQUITY	**154,255**	**37,122**	**–7,566**	**6,973**

(3) Significant accounting policies

Pursuant to Section 59a of the Austrian Banking Act and Section 245a of the Austrian Commercial Code, and in conformity with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002, the 2007 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board (IASB) and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC/SIC) applicable at the balance sheet date. All standards published by the IASB in the International Financial Reporting Standards 2007 as International Accounting Standards required to be applied to financial statements for 2007, and adopted by the EU, have been applied. In addition, the disclosure rules which are specified in the Accounting Manual of UniCredit, the ultimate parent company, and are required to be applied throughout the Group, were used as a basis for the preparation of the consolidated financial statements. The comparative figures for the previous year are also based on these standards. Unless indicated otherwise, all figures are in millions of euros (€).

Published IFRSs which have not yet become operative and have not yet been applied

IFRS 8, which was adopted by the European Union at year end 2007 and will be effective for annual statements for periods beginning on or after 1 January 2009, contains new rules for the basis of segment reporting. Under these rules, segment reporting is to be based on data other than IFRS data if management decisions rely on such other data. In such a case, a reconciliation to IFRS data in the other elements of financial reporting is required. As BA-CA's internal reporting system is based on IFRS data, there will be no changes in this respect. Furthermore, the new rules require segment reporting figures to reflect inter-segment items and transactions, i.e. gross figures are to be stated. This may result in various changes in individual lines within segment reporting, without having an impact on the bank's overall results or on the segment result.

Changes in accounting principles for the 2007 financial statements

IFRS 7, Financial Instruments: Disclosures, requires more detailed disclosures of the risk position of banks, especially regarding credit risk, to give the user a better insight into the bank's overall risk position. In order to fulfil this requirement Bank Austria has included in the notes some of the information which was not part of the notes in previous years (see note 58d). Apart from this there are no significant disclosure differences in the income statement between the presentation in the 2007 consolidated financial statements and the format used by BA-CA until 2006.

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt AG have been consolidated in the consolidated financial statements. The consolidated financial statements of Bank Austria Creditanstalt in accordance with IFRSs are based on the separate financial statements of all consolidated companies prepared on a uniform basis.

Material investments in associated companies, i.e., companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt AG but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable.

The method of inclusion in the consolidated financial statements is shown in the list of selected subsidiaries and other equity interests in note 55.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are immaterial. Intragroup profits are also eliminated.

Business combinations

In accordance with IFRS 3, paragraph 3 (b), IFRS 3 was not applied to business combinations involving entities under common control.

When a subsidiary is acquired, the fair values of its identifiable assets, including identifiable intangible assets, and liabilities are offset against the cost of acquisition. The difference between the cost of acquisition and the fair value of net assets is recognised in the balance sheet as goodwill if such difference cannot be attributed to intangible assets, e.g. a customer base. Pursuant to IFRS 3 and IAS 36, goodwill is not amortised. Goodwill arising on business combinations after 1 April 2004 is stated in the currency of the acquired company and translated at the closing rate. Goodwill is tested for impairment at least once a year.

As at the date of acquisition, equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of equity of foreign subsidiaries are recorded directly in equity as at the subsequent balance sheet dates.

Goodwill arising on acquisitions of subsidiaries and other equity interests before 1 January 1995 has been offset against retained earnings.

When a subsidiary is acquired, the calculation of minority interests is based on the fair values of assets and liabilities.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

For the purpose of foreign currency translation of the financial statements of foreign subsidiaries, which are prepared in a currency other than the euro, the middle exchange rate prevailing at the balance sheet date has been applied to balance sheet items and the annual average exchange rate has been applied to income statement items.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets classified as held for sale.

Financial instruments

Cash purchases and cash sales of financial instruments are recorded at the trade date.

Trading portfolios (including trading derivatives) are recognised at fair value through profit or loss. Netting of trading positions is performed only to the extent that there is an enforceable right to set-off and that this reflects the expected future cash flows from the transaction.

a) Financial assets and financial liabilities held for trading (HfT)

When an HfT financial instrument is recognised initially, it is measured at its fair value excluding transaction costs that are directly recognised in profit or loss. After initial recognition, an entity shall measure these financial instruments at their fair value through profit or loss. A gain or loss arising from sale or redemption or a change in the fair value of an HfT financial instrument is recognised in the income statement item Net trading, hedging and fair value income.

Financial assets held for trading include securities held for trading and positive market values of derivative financial instruments, recognised at their fair values. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, and other price indications from the interbank market etc. are used. Where such prices or quotes are not available, values based on present values or option pricing models are applied.

The item **Financial liabilities held for trading** shows negative market values of derivative financial instruments and short positions held in the trading portfolio. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, and other price indications from the interbank market etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied.

(3) Significant accounting policies (CONTINUED)

b) Fair value option
When financial assets and financial liabilities are recognised initially, they may be classified as financial assets and financial liabilities at fair value through profit or loss (aFVtPL) if certain requirements are met (either reduction of valuation inconsistencies with associated financial instruments, or inclusion in a group of financial instruments managed at their fair values on the basis of an investment and risk strategy). In BA-CA's balance sheet, financial assets/liabilities at fair value through profit or loss include only those financial instruments which were designated as at fair value through profit or loss upon initial recognition. The results of the valuation are recognised in net trading, hedging and fair value income.

Available-for-sale financial assets (AfS)

Available-for-sale financial instruments are a separate category of financial instruments. To determine their fair values, market prices are used. Where such prices are not available, generally recognised valuation methods are used for determining fair values. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on income until the disposal of the financial asset. Impairment losses are recognised in income. Reversals of impairment losses on equity instruments are recognised in the available-for-sale reserve within equity; reversals of impairment losses on debt instruments are recognised in income.

Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale.

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

These investments are recognised at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.63 if its carrying amount is greater than the present value of estimated future cash flows. Such an impairment is recognised in the item Writedowns and value adjustments on held-to-maturity investments.

Loans and receivables with banks, loans and receivables with customers

Loans and receivables are carried in the balance sheet at amortised cost after deduction of loan loss provisions and including accrued interest. Amounts of premiums and discounts are accounted for at amortised cost.

Loan loss provisions:
Loan loss provisions comprise specific writedowns (including flat-rate specific writedowns, i.e., writedowns on small loans evaluated according to customer-specific criteria) and portfolio-based writedowns (for losses "incurred but not reported"). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Loans and receivables are shown net of loan loss provisions.

Derivatives

Derivatives are financial instruments whose value changes in response to changes in the underlying instrument, which require no initial net investment or only a small initial net investment, and are settled at a future date. Derivatives may be interest rate contracts, foreign exchange contracts, equity-related and other instruments. Credit derivatives are used for active credit portfolio management to optimise writedowns of loans. Derivative transactions may be concluded over the counter (OTC), i.e. directly with the counterparty, or via exchanges. The exposure is reduced by a margin which must be deposited for exchange-traded contracts (futures and options) to absorb current price fluctuations.

Derivatives are stated at their fair values. Changes in fair values are recognised in the income statement, except for effective cash flow hedges in accordance with IAS 39. Credit derivatives meeting the definition of financial guarantees are shown like financial guarantees. To determine fair values as at the transaction date, market prices and official quotes (Bloomberg, Telerate) are used. Where such prices or quotes are not available, recognised and tested models are used for determining current prices.

Hedging derivatives / hedge accounting
In hedge accounting, Bank Austria Creditanstalt distinguishes between fair value hedges and cash flow hedges. In both cases, changes in the values of the hedged item and the hedging instrument are recognised in income in the same period. To qualify for hedge accounting in accordance with IAS 39, hedges must be highly effective.

A fair value hedge provides protection against changes in the fair value of an asset or a liability. The hedging instrument is stated at its fair value, and any gains or losses on the hedging instrument are recognised in income. Gains or losses on the hedged item which are attributable to the hedged risk adjust the carrying amount of the hedged item and are recognised in income. The effectiveness of fair value hedges is measured on an ongoing basis.

Cash flow hedges are used by BA-CA for protecting future variable cash flows against changes in market rates. They hedge the exposure to variability in cash flows which result from assets or liabilities or from planned transactions and have an effect on income. Changes in the fair values of derivatives designated as hedging instruments are divided into a portion that is determined to be an effective hedge, and into an ineffective portion. The effective portion of any gain or loss on the hedging instrument is included in the cash flow hedge reserve and recognised in income in the same period in which the change in the value of the hedged item is recognised in income. This neutralises the effect on income. The effectiveness of cash flow hedges is measured on a regular basis.

Property, plant and equipment; intangible assets

Property, plant and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation in accordance with IAS 16.

Assets are depreciated and amortised on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives:

- buildings used for banking operations: 25–50 years
- office furniture and equipment: 4–15 years
- software: 4–6 years
- other intangible assets: 4–20 years
- customer base: 10–15 years

Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made. Since 1 January 2005, goodwill arising on business combinations has not been amortised but tested for impairment at least once a year. Impairment losses on goodwill are recognised in the income statement item Goodwill impairment.
No writebacks are allowed in respect of goodwill.

Investment property

Land and buildings held as investment property to earn rental income and/or for capital appreciation are included in property, plant and equipment and recognised at amortised cost. From 2006, rental income from such investments is included in Net other expenses/income.

Disposal groups classified as held for sale

Pursuant to IFRS 5 such disposal groups are to be carried at the lower of carrying amount and fair value less costs to sell. Assets and liabilities of the disposal group are stated separately in the consolidated financial statements. The result from this transaction will be recognised in the Corporate Center business segment.

(3) Significant accounting policies (CONTINUED)

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This difference is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense related to profit before tax is recognised in the relevant item in the consolidated income statement. Taxes other than those on income are included in the item Other administrative expenses.

Pursuant to the group taxation rules introduced in Austria in 2005, BA-CA AG has formed a group of companies. Profit and loss transfer agreements have been concluded with 29 group members, and tax compensation agreements have been reached with the other companies.

Other assets

The components of this item are accounts receivable from deliveries of goods and the performance of services, tax claims and deferred tax assets.

Deposits from banks/customers, debt securities in issue

These items are carried at amortised cost.

In the case of debt securities in issue, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed to the Annual General Meeting is not included in the bank's liabilities.

Long-term employee benefits and termination benefits

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19. Pursuant to IAS 19.93A, actuarial gains and losses are not recognised in income but directly in equity. Such gains and losses are stated in the table "Statement of recognised income and expenses".

Under a commitment to provide defined benefits, Bank Austria Creditanstalt AG continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees and pensioners for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). The following are also covered by the provision:

- disability risk and rights to future benefits based on early retirement and pension entitlements of surviving dependants, less reimbursement from the pension funds,
- rights to future benefits under commitments to provide direct benefits in individual service agreements,
- rights to future benefits relating to additional pension payments for employees performing manual work.

The present value of pension obligations and severance-payment obligations as well as anniversary bonuses is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:

- discount rate/Austria: 5.25% p.a. (2005: 4.25% p.a.)
- increases under collective bargaining agreements: 2.45% p.a. (2005: 2.25%); assumption of increases for employees and pensioners
- career trends including regular salary increases under the current collective bargaining agreement for employees of Austrian banks and the effects of the transitional rules under the 2005 reform of Bank Austria Creditanstalt's service regulations. The rate applied in calculating non-regular salary increases was 0.25% p.a. (2005: 0.25% p.a.); assumption of increases for employees
- no discount for staff turnover
- retirement age: as a basis for calculation in respect of employees enjoying "permanent tenure" status in accordance with the internal agreement dated 30 December 1999 (as amended on 1 May 2007) on the payment of a Bank Austria ASVG pension equivalent, the age of 60 for men and 55 for women, with a transition to the retirement age of 65, has been taken into account. For all other employees, the new retirement age of 65 for men and women has been taken into account in accordance with the applicable rules (2003 pension reform including transitional rules). If the corridor pension rule results in a lower retirement age, the lower age was used as retirement age.
- 1999-P statistical tables of Aktuarverein Österreich (most recent life-expectancy tables for salaried staff)

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense.

Insurance reserves

Pursuant to IFRS 4, insurance contracts are contracts under which one party (the insurer) accepts significant insurance risk – i.e. risk, other than financial risk, to which the policy-holder is exposed on the basis of an uncertain event under contracts held by the policy-holder – from the policy-holder. These reserves represent the obligations, calculated using actuarial methods, arising from insurance contracts within the meaning of IFRS 4.

Equity

Equity is composed of paid-in capital, i.e., capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (retained earnings, foreign currency translation reserves, IAS 39 reserves, actuarial gains/losses, profit carried forward from the previous year, and net profit). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are not recognised in income, and those components of hedge accounting in accordance with IAS 39 which are not included in income (cash flow hedge reserve), after adjustment for deferred taxes. Since 1 January 2005, minority interests have been included in equity.

Treasury shares held are deducted from equity. The difference between the price on a later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Net interest

Interest income and interest expense is accrued and recognised as long as such interest is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. This item also includes income and expenses from the trading portfolio arising from interest, accrued interest on debt instruments and funding costs relating to the trading portfolio.

Dividends

Dividends are recognised in the income statement in the financial year in which their payment was approved.

Net fees and commissions

Net fees and commissions comprise income from services provided on a fee and commission basis, including trading-induced commission components, as well as expenses incurred for services provided by third parties and related to fee-earning business.

Fees and commissions are recognised on an accrual basis. Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata time basis. Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Net trading, hedging and fair value income

This item shows the realised and unrealised results from measuring all financial instruments at fair value through profit or loss using the mark-to-market method.

Net other expenses/income

This item also includes the recovery of non-staff expenses.

Other administrative expenses

This item also includes taxes other than those on income, which were previously included in the balance of other income and expenses.

Amortisation, depreciation and impairment losses on tangible and intangible assets

Writedowns on investment property are part of this item.

Net writedowns of loans and provisions for guarantees and commitments

This item includes writedowns of loans and additions to provisions for guarantees and commitments, and income from writebacks as well as recoveries of loans previously written off.

Repo transactions

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading. In respect of securities held under a repurchase agreement, the liability is recognised as due to banks or customers, or as an HfT financial liability.

Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accrual basis. These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

(4) Events after the balance sheet date

On 25 June 2007, the Management Board of BA-CA AG approved the acquisition of Joint Stock Commercial Bank for Social Development Ukrsotsbank, Kiev, Ukraine, (Ukrsotsbank). On 21 January 2008, the bank acquired a 94.20% shareholding interest in the bank for € 1,525.5 m. 8.05% of this interest, with a book value of € 130.4 m, was acquired directly by BA-CA AG, and 86.15%, with a book value of € 1,395.2 m, was acquired indirectly through Private Joint Stock Company "Ferrotrade International" (a wholly-owned subsidiary of BA-CA AG), which has its headquarters in Kiev.

In February 2008, a lawsuit was served upon BA-CA AG which was filed by a shareholder of BA-CA AG who is also shareholder in Bank BPH S.A., Kraków, Poland (a former Polish subsidiary of BA-CA AG), against Bank BPH S.A., UniCredit and BA-CA AG. The action was brought for the declaratory judgement that BA-CA AG is shareholder in Bank BPH S.A., and that UniCredit is not shareholder in Bank BPH S.A. as the contract on the sale of Bank BPH S.A. by BA-CA AG to UniCredit is allegedly null and void. BA-CA AG believes this lawsuit is inadmissible and without merit.

In January 2008, the Landgericht München decided in favour of plaintiffs who had brought lawsuits contesting the resolutions passed at the Extraordinary General Meeting of HVB AG on 25 October 2006 to approve the sale of BA-CA AG to UniCredit and the sale of the activities of HVB AG in Central and Eastern Europe to BA-CA AG. The court decided on the grounds that two procedural defects had occurred in the Extraordinary General Meeting held in 2006. The court decision does not impact either the validity of the separate transfer of the shareholding interest in BA-CA AG to UniCredit at the beginning of 2007, or the validity of the transfer of HVB AG's activities in Central and Eastern Europe to BA-CA AG. The judgement is moreover not yet final and absolute.

In February 2008, BA-CA AG made an offer of settlement to those former employees who terminated their employment relationship on the grounds of retirement within a period of 8 years (1 January 2000 to 31 December 2007) after the pension entitlements were transferred to the pension fund and who have brought legal action against the bank (326 former employees). The period within which they can make a statement on acceptance of the offer ends around the end of March 2008. If the offer is accepted, benefits must also be offered to comparable former employees who have not brought legal action. This means that the total number of former employees affected in this context is about 2,600.

On 25 February 2008, Yapı Kredi Bank, Turkey, announced its intention to sell the insurance company Yapı Kredi Sigorta AS, Turkey. BA-CA AG held an indirect 38.8% shareholding interest in Yapı Kredi Sigorta. Pro-rata IFRS equity of the company amounts to € 55.5 m.

Notes to the income statement

(5) Net interest income

		(€ m)
	2007	2006
Interest income	**10,282**	**6,621**
Financial assets held for trading	556	383
Financial assets designated at fair value through profit or loss	19	92
Available-for-sale financial instruments	424	290
Held-to-maturity investments	664	294
Loans and receivables with banks	1,912	1,418
Loans and receivables with customers	6,375	3,594
Hedging derivatives	312	521
Other assets	20	29
Interest expense	**−6,629**	**−4,165**
Deposits from banks	−2,422	−1,654
Deposits from customers	−2,946	−1,314
Debt securities in issue	−1,114	−1,061
Financial liabilities held for trading	−76	0
Financial liabilities designated at fair value through profit or loss	−41	−36
Other liabilities	−24	−56
Hedging derivatives	−4	−44
TOTAL	**3,653**	**2,456**

(6) Dividends and other income from equity investments

		(€ m)
	2007	2006
Income from dividends	**124**	**130**
Investments	23	24
Available-for-sale financial assets	95	100
Financial assets designated at fair value through profit or loss	6	6
Income from investments valued at equity	**160**	**96**
TOTAL	**284**	**225**

(7) Net fees and commissions

Fee and commission income/expense	2007	2006 (€ m)
Fee and commission income	**2,575**	**2,025**
Management, brokerage and consultancy services	866	637
Collection and payment services	871	685
Other services	838	703
Fee and commission expense	**−451**	**−358**
Management, brokerage and consultancy services	−123	−112
Collection and payment services	−191	−140
Other services	−137	−106
TOTAL	**2,124**	**1,667**

Net fees and commissions	2007	2006 (€ m)
Management, brokerage and consultancy services	743	525
Collection and payment services	680	545
Other services	701	597
TOTAL	**2,124**	**1,667**

(8) Net trading, hedging and fair value income

	2007	2006 (€ m)
Financial assets held for trading	**−203**	**176**
Debt securities	−305	−13
Equity instruments	51	149
Units in investment funds	32	44
Loans	6	0
Other	13	−5
Financial liabilities held for trading	**−7**	**0**
Deposits	3	0
Other	−10	0
Other financial investments	**108**	**−2**
Derivatives	**224**	**149**
Financial derivatives	191	147
Credit derivatives	34	2
Trading income from assets and liabilities designated at FV through profit or loss	**15**	**22**
Dividends from trading assets	**4**	**3**
TOTAL	**141**	**348**

Notes to the income statement (CONTINUED)

(9) Net other expenses/income

(€ m)	2007	2006
Other income	356	134
Other expenses	−142	−68
TOTAL	**214**	**66**

This item also includes proceeds from the sale of assets not required for the bank's operations.

(10) Payroll costs

(€ m)	2007	2006
Employees	**−1,796**	**−1,569**
Wages and salaries	−1,365	−1,097
Social charges	−248	−214
Severance pay	−20	−5
Social security costs	−52	−37
Allocation to employee severance pay provision	−32	−28
Provision for retirement payments and similar provisions	−30	−185
Payments to external pension funds	−26	−27
Costs related to share-based payments	−2	–
Other employee benefits	−57	−22
Recovery of compensation	37	46
Others	**−40**	**−38**
TOTAL	**−1,836**	**−1,606**

(11) Other administrative expenses

(€ m)	2007	2006
Indirect taxes and duties	**–21**	**–8**
Miscellaneous costs and expenses	**–1,222**	**–895**
Fees paid to external professionals	–96	–86
Insurance	–23	–9
Advertising	–179	–138
Premises surveillance and cash transportation	–31	–18
Supply and miscellaneous services rendered by third parties	–286	–195
Property related expense	–231	–184
Maintenance and lease rentals for plant and equipment	–63	–41
Postage, telephone, printed materials and other office expenses	–142	–105
Hire charges and other expenses	–53	–33
Other costs	–119	–87
TOTAL	**–1,243**	**–903**

(12) Amortisation, depreciation and impairment losses on tangible and intangible assets

(€ m)	2007	2006
Tangible assets		
Owned	**–195**	**–148**
for operational use	–193	–118
for investment	–2	–30
Financial leases	**–1**	**–5**
for operational use	–1	–5
for investment	–	–
Intangible assets		
Owned	**–74**	**–95**
generated internally by the company	–17	–29
operating leases	–7	–
other	–50	–66
TOTAL	**–270**	**–248**

Notes to the income statement (CONTINUED)

(13) Provisions for risks and charges

(€ m)	2007	2006
Increase	**–113**	**–127**
Legal disputes	–27	–97
Reserves for advisory services	–86	–30
Decrease	**38**	**16**
Legal disputes	17	16
Reserves for advisory services	21	–
TOTAL	**–75**	**–111**
Net provisions		
Legal disputes	–10	–81
Reserves for advisory services	–65	–30
TOTAL	**–75**	**–111**

(14) Restructuring costs

(€ m)	2007	2006
Provisions	1	–234
Impairment of tangible assets	–	–2
Impairment of intangible assets	–	–
Payroll costs	–3	–1
Other administrative expenses	–30	–10
TOTAL	**–33**	**–248**

(15) Net writedowns of loans and provisions for guarantees and commitments

(€ m)	2007	2006
Impairment losses on loans and receivables	**–506**	**–664**
Loans and receivables with banks	**7**	**–3**
writedowns	–	–3
writebacks	4	–
payments received for written-off loans	4	–
Loans and receivables with customers	**–513**	**–661**
writedowns	–1,180	–945
writebacks	529	261
payments received for written-off loans	138	23
Impairment losses on other transactions	**23**	**–15**
TOTAL	**–483**	**–679**

(16) Net income from investments

(€ m)	2007	2006
Income	381	2,340
Expense	–113	–27
NET INCOME FROM INVESTMENTS	**268**	**2,313**

	2007						
	AVAILABLE-FOR-SALE INVESTMENTS	HELD-TO-MATURITY INVESTMENTS	ASSOCIATED COMPANIES	PROPERTY	OTHER ASSETS	TOTAL	2006
Income	**251**	**–**	**31**	**89**	**11**	**381**	**2,340**
Gains on disposal	251	–	30	89	11	381	2,340
Writebacks	–	–	1	–	–	1	–
Other positive changes	–	–	–	–	–	–	–
Expense	**–3**	**–14**	**–9**	**–75**	**–11**	**–113**	**–27**
Writedowns	–3	–14	–	–	–	–18	–12
Impairment losses	–	–	–8	–	–	–8	–12
Losses on disposal	–	–	–1	–75	–11	–87	–4
Other negative changes	–	–	–	–	–	–	–
NET GAINS (LOSSES)	**248**	**–14**	**21**	**13**	**–**	**268**	**2,313**

(17) Income tax

(€ m)	2007	2006
Current tax	–297	–193
Deferred taxes	–84	53
INCOME TAX	**–382**	**–140**

Notes to the income statement (CONTINUED)

Reconciliation of theoretical tax charge to actual tax charge		(€ m)
	2007	2006
Profit before tax	**2,745**	**3,272**
Applicable tax rate	25%	25%
Theoretical tax	**–686**	**–818**
Different tax rates	68	20
Non-taxable income	553	626
Non-deductible expenses	–399	–12
Prior years and changes in tax rates	19	8
a) effects on current tax	22	8
losses carried forward	1	8
other previous year effects	22	–
b) effects on deferred tax	–4	–
changes in tax rates	1	–
new tax imposed (–), previous tax revoked (+)	–5	–
Valuation adjustments and non-recognition of deferred taxes	77	43
writedowns deferred tax assets	–33	–
recognition of deferred tax assets	85	30
non-recognition of deferred tax assets	–4	–
non-recognition of deferred tax assets/liabilities under IAS 12.39 and 12.44	29	12
Amortisation of goodwill		–2
Non-taxable foreign income	9	3
Other differences	–21	–9
INCOME TAX	**–382**	**–140**

(18) Earnings per share

During the reporting period, no financial instruments with a dilutive effect on the bearer shares were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33. Earnings per share are calculated on the basis of the average number of shares outstanding (2007: 192.9 million shares; 2006: 147.0 million shares).

(19) Dividends

The profit shown in Bank Austria Creditanstalt AG's separate financial statements pursuant to the Austrian Commercial Code for the financial year beginning on 1 January 2007 and ending on 31 December 2007 amounts to € 1,162.3 m. The amount of € 354.6 m was allocated to reserves and the profit brought forward from the previous year was € 2.3 m. Thus the profit available for distribution was € 810.0 m. The Management Board proposes to the Annual General Meeting that a dividend of € 4.00 per share entitled to a dividend be paid on the share capital of € 1,468,770,749.80. As the number of shares is 202,031,740, the total amount of the proposed dividend is € 808.1 m.

Furthermore, the Management Board proposes that the remaining amount of € 1.9 m be carried forward to new account.

Notes to the balance sheet

(20) Cash and cash balances

(€ m)	31 DEC. 2007	31 DEC. 2006
Cash	1,013	391
Demand deposits with central banks	1,954	1,192
TOTAL	**2,967**	**1,584**

(21) Financial assets held for trading

(€ m)	31 DEC. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	TOTAL
Financial assets (non-derivatives)	**9,059**	**2,432**	**11,491**	**11,085**
Debt securities	8,900	1,517	10,416	9,603
Equity instruments	147	661	808	1,381
Units in investment funds	2	40	42	92
Loans	–	214	214	4
Impaired assets	10	–	10	6
Positive fair values of derivative financial instruments	**12**	**7,589**	**7,601**	**5,590**
Financial derivatives	12	7,477	7,489	5,573
Credit derivatives	–	112	112	17
TOTAL	**9,071**	**10,021**	**19,092**	**16,676**

(22) Financial assets at fair value through profit or loss

(€ m)	31 DEC. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	TOTAL
Debt securities	534	44	577	204
Equity instruments	10	21	31	39
Units in investment funds	11	295	306	244
Loans	20	–	20	–
TOTAL	**575**	**360**	**935**	**487**

This item shows assets in respect of which BA-CA used the option to designate financial instruments as at fair value through profit or loss in order to avoid inconsistencies in the valuation of assets and liabilities which are connected with each other. Most of these assets are complex structures with embedded derivatives. Overall, a positive valuation result of € 16.0 m (2006: € 20.9 m) from the valuation of assets totalling € 935 m (2006: € 487 m) was recognised in the income statement.

Notes to the balance sheet (CONTINUED)

Financial assets at fair value through profit or loss: annual changes					(€ m)
	2007				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
As at 1 January 2007	**204**	**39**	**244**	**–**	**487**
Changes of consolidated companies	**224**	**–**	**16**	**30**	**270**
Increases	**455**	**–**	**150**	**–**	**606**
Purchases	423	–	116	–	539
Positive changes in fair value	3	–	23	–	27
Other adjustments	28	–	11	–	40
Reductions	**–305**	**–8**	**–105**	**–10**	**–427**
Sales	–210	–8	–91	–	–309
Redemptions	–69	–	–	–10	–79
Negative changes in fair value	–15	–	–5	–	–19
Other adjustments	–12	–	–9	–	–21
AS AT 31 DECEMBER 2007	**577**	**31**	**306**	**20**	**935**

(23) Available-for-sale financial assets

				(€ m)
	31 DEC. 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	TOTAL
Debt securities	4,898	2,623	7,521	5,745
Equity instruments	129	2,056	2,185	2,797
Units in investment funds	26	1,132	1,159	1,155
TOTAL	**5,053**	**5,811**	**10,864**	**9,697**

(24) Held-to-maturity investments

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Debt securities		
Structured securities	70	125
Other securities	7,553	5,646
TOTAL	**7,623**	**5,772**

Held-to-maturity investments: annual changes	(€ m)
	2007
As at 1 January 2007	**5,772**
Changes of consolidated companies	**4,373**
Increases	**2,403**
Purchases	2,025
Writebacks	1
Other changes	377
Decreases	**–4,925**
Sales	–281
Redemptions	–4,245
Writedowns	–6
Other changes	–393
AS AT 31 DECEMBER 2007	**7,623**

(25) Loans and receivables with banks

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Loans to central banks	**5,365**	**1,409**
Time deposits	289	180
Compulsory reserves	3,573	1,012
Repos	1,120	165
Other	382	52
Loans to banks	**32,642**	**31,077**
Current accounts and demand deposits	7,527	4,368
Time deposits	11,689	6,700
Other loans	13,397	19,984
Debt securities	–	–
Impaired assets	28	25
TOTAL	**38,007**	**32,486**
Loan loss provisions deducted from loans and receivables	33	6

(26) Loans and receivables with customers

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Other transactions	72,641	44,022
Current accounts	15,824	14,042
Mortgages	15,506	8,800
Credit cards and personal loans, incl. loans guaranteed by salary	8,559	5,464
Impaired assets	2,071	1,796
Finance leases	740	5,613
Assets sold but not derecognised	–	366
TOTAL	**115,341**	**80,104**
Loan loss provisions deducted from loans and receivables	3,570	2,655

Notes to the balance sheet (CONTINUED)

(27) Hedging derivatives

				(€ m)
	31 DEC. 2007			
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	TOTAL
Unlisted	**992**	**140**	**15**	**1,147**
Financial derivatives	992	140	15	1,147
Credit derivatives	–	–	–	–
TOTAL	**992**	**140**	**15**	**1,147**

(28) Equity investments

				(€ m)
	INVESTMENTS VALUED AT EQUITY	OF WHICH GOODWILL	OTHER INVESTMENTS	2007
As at 1 January 2007	**1,109**	**93**	**780**	**1,890**
Changes of consolidated companies	**9**	**–**	**68**	**77**
Increases	**826**	**33**	**206**	**1,032**
Purchases	692	33	184	876
Writebacks	–	–	12	12
Revaluation	–	–	–	–
Other changes	134	–	10	144
Decreases	**–22**	**–**	**–696**	**–718**
Sales	–	–	–687	–687
Writedowns	–	–	–8	–8
Other changes	–22	–	–	–22
AS AT 31 DECEMBER 2007	**1,922**	**126**	**359**	**2,281**

(29) Property, plant and equipment

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Assets for operational use	**1,751**	**839**
Owned	**1,698**	**785**
Land	185	114
Buildings	1,088	456
Equipment	152	44
Electronic systems	131	33
Other	142	138
Leased	**53**	**54**
Buildings	53	53
Held-for-investment assets	**252**	**535**
Owned	**252**	**535**
Land	197	181
Buildings	55	295
Other	–	58
TOTAL	**2,003**	**1,373**

Property, plant and equipment: annual changes			(€ m)
	2007		
	ASSETS FOR OPERATIONAL USE	INVESTMENT PROPERTY	TOTAL
As at 1 January 2007	**839**	**535**	**1,373**
Changes of consolidated companies	**766**	**–297**	**469**
Increases	**601**	**19**	**620**
Purchases	356	18	374
Writebacks	1	–	1
Foreign currency translation difference	26	–	26
Other adjustments	217	1	218
Reductions	**–454**	**–5**	**–459**
Disposals	–45	–2	–47
Depreciation	–195	–3	–199
Foreign currency translation difference	–16	–	–16
Other adjustments	–197	–	–197
AS AT 31 DECEMBER 2007	**1,751**	**252**	**2,003**

Notes to the balance sheet (CONTINUED)

(30) Intangible assets

	31 DEC. 2007	31 DEC. 2006
		(€ m)
Goodwill	**3,886**	**836**
Other intangible assets	**373**	**217**
Intangible assets generated internally	153	130
Other assets	220	87
TOTAL	**4,258**	**1,052**

Intangible assets – annual changes (€ m)

	2007		
	GOODWILL	OTHER INTANGIBLE ASSETS	TOTAL
As at 1 January 2007	**836**	**217**	**1,052**
Changes of consolidated companies	**683**	**76**	**759**
Increases	**2,406**	**223**	**2,629**
Purchases	2,389	195	2,584
Writebacks	–	–	–
Foreign currency translation difference	–	–	–
Other adjustments	17	28	45
Reductions	**–39**	**–143**	**–182**
Disposals	–	–11	–11
Writedowns	–	–74	–74
Foreign currency translation difference	–20	–3	–23
Other adjustments	–19	–55	–74
AS AT 31 DECEMBER 2007	**3,886**	**373**	**4,258**

(31) Tax assets

	31 DEC. 2007	31 DEC. 2006
		(€ m)
Current tax assets	**151**	**99**
Deferred tax assets	**856**	**900**
Assets/liabilities held for trading	13	4
Other financial instruments	42	30
Property, plant and equipment	31	1
Provisions	387	473
Other assets/liabilities	64	60
Loans and receivables with banks and customers	70	43
Tax losses carried forward	245	284
Other	3	4
TOTAL	**1,007**	**998**

In 2007, deferred taxes were also recognised directly in equity. € 16 m (2006: € 96 m) was debited to the available-for-sale reserve and € 18 m (2006: € 27 m) was debited to the cash flow hedge reserve.

In addition, as actuarial gains and losses on pension and severance-payment obligations were not recognised in income in the reporting year, deferred tax assets of € 53 m (2006: € 8 m) were offset against equity in BA-CA AG.

As a result of the first-time consolidation of the subsidiaries and sub-groups referred to in note 2, and of foreign currency translation of deferred taxes and direct offsetting against reserves, part of the change in deferred taxes was not reflected in the expense in 2007.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 245 m (2006: € 284 m). Most of the tax losses carried forward can be used without time restriction.

In respect of tax losses carried forward in the amount of € 126 m (2006: € 668 m), no deferred tax assets were recognised because, from a current perspective, a tax benefit is unlikely to be realised within a reasonable period.

(32) Non-current assets and disposal groups classified as held for sale

(€ m)	31 DEC. 2007	31 DEC. 2006
Non-current assets	535	10
Asset groups classified as held for sale		
Financial assets held for trading	–	–
Financial assets at fair value through profit or loss	–	–
Available-for-sale financial assets	557	–
Held-to-maturity investments	407	–
Loans and receivables with banks	65	–
Loans and receivables with customers	95	–
Equity investments	–	5
Property, plant and equipment	3	–
Intangible assets	3	–
Other assets	62	–
Total	**1,192**	**5**
TOTAL ASSETS	**1,727**	**15**

Following a resolution passed by the Management Board, this item includes real estate at Vordere Zollamtsstrasse 13 and real estate at Am Hof 2, which is carried in the balance sheet of a subsidiary; both properties are intended to be sold. Profit- and liquidation-sharing rights in Immobilien Holding GmbH and the equity interest in Hypo Stavebni Sporitelna in the Czech Republic are also offered for sale.

Notes to the balance sheet (CONTINUED)

(33) Deposits from banks

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Deposits from central banks	**5,448**	**7,554**
Deposits from banks	**46,997**	**40,754**
Current accounts and demand deposits	6,933	8,714
Time deposits	21,473	18,011
Other liabilities	18,591	14,030
TOTAL	**52,445**	**48,309**

(34) Deposits from customers

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Current accounts and demand deposits	34,439	27,172
Time deposits	35,323	25,252
Other liabilities	23,441	2,545
TOTAL	**93,203**	**54,969**

(35) Debt securities in issue

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Listed securities	**12,329**	**12,005**
Bonds	11,923	11,600
Other securities	406	405
Unlisted securities	**14,167**	**13,342**
Bonds	11,663	10,859
Other securities	2,504	2,484
TOTAL	**26,496**	**25,347**

(36) Financial liabilities held for trading

	31 DEC. 2007			31 DEC. 2006
(€ m)	LISTED	UNLISTED	TOTAL	TOTAL
Financial liabilities	**124**	**1,124**	**1,248**	**70**
Deposits from banks	–	1,109	1,109	7
Deposits from customers	102	12	114	62
Debt securities	22	3	25	–
Negative fair values of derivative financial instruments	**64**	**6,130**	**6,194**	**5,194**
Financial derivatives	64	6,056	6,120	5,180
Credit derivatives	–	74	74	14
TOTAL	**188**	**7,254**	**7,442**	**5,264**

(37) Financial liabilities at fair value through profit or loss

	31 DEC. 2007			31 DEC. 2006
(€ m)	LISTED	UNLISTED	TOTAL	TOTAL
Deposits from banks	–	12	12	–
Deposits from customers	–	–	–	–
Debt securities	183	2,191	2,374	1,731
TOTAL	**183**	**2,203**	**2,386**	**1,731**

This item shows liabilities in respect of which BA-CA used the option to designate financial instruments as at fair value through profit or loss in order to avoid inconsistencies in the valuation of assets and liabilities which are connected with each other. Most of these liabilities are debt securities and complex structures with embedded derivatives. Overall, a negative change of € 1.2 m (2006: € 0.7 m) in the fair values of other debt securities totalling € 2,386 m (2006: € 1,731 m) was recognised in the income statement. In 2007, changes in fair values resulting from changes in our own credit rating were + € 30.6 m (2006: + € 2.9 m).

Notes to the balance sheet (CONTINUED)

(38) Hedging derivatives

(€ m)

	31 DEC. 2007		
	INTEREST RATES	CURRENCY AND GOLD	TOTAL
Unlisted	**1,097**	**541**	**1,638**
Financial derivatives	1,097	541	1,638
Credit derivatives	–	–	–
TOTAL	**1,097**	**541**	**1,638**

(39) Tax liabilities – income tax

(€ m)

	31 DEC. 2007	31 DEC. 2006
Current tax liabilities	**125**	**85**
Deferred tax liabilities	**492**	**501**
Loan loss provisions for loans and receivables with banks and customers	1	35
Assets/liabilities held for trading	6	1
Other financial instruments	382	431
Property, plant and equipment/intangible assets	66	19
Other assets/liabilities	12	11
Deposits from banks and customers	1	–
Other	24	4
TOTAL	**616**	**587**

Pursuant to IAS 12.39, no deferred tax liabilities were recognised for temporary differences in connection with investments in domestic subsidiaries because from a current perspective, they are not intended to be sold.

(40) Provisions

(€ m)

	31 DEC. 2007	31 DEC. 2006
Pensions and other post-retirement benefit obligations	**4,088**	**3,714**
Other provisions for risks and charges	**523**	**799**
Legal disputes	181	209
Other	341	590
TOTAL	**4,611**	**4,513**

Pensions and other post-retirement defined-benefit obligations	(€ m)
	2007
Opening net defined-benefit obligations	**3,714**
Changes of consolidated companies	**172**
Service cost	71
Finance cost	153
Actuarial gains (losses) recognised in the year	210
Gains (losses) on curtailments	–164
Benefit paid	–228
Other increases*)	383
Other reductions*)	–224
CLOSING NET DEFINED-BENEFIT OBLIGATIONS	**4,088**

*) Includes amounts arising from business combinations

Other provisions: annual changes	(€ m)
	2007
Provisions as at 1 January	**799**
Changes of consolidated companies	**107**
Increases	**72**
Provisions for the year	16
Changes due to the passage of time	–
Differences due to discount-rate changes	–
Other increases	56
Decreases	**–455**
Use during the year	–56
Differences due to discount-rate changes	–
Other decreases	–399
PROVISIONS AS AT 31 DECEMBER	**523**

Other decreases include the use of € 197 m of the restructuring provision in BA-CA AG.

Notes to the balance sheet (CONTINUED)

(41) Liabilities included in disposal groups classified as held for sale

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Liabilities associated with assets classified as held for sale		
Deposits	–	–
Securities	–	–
Other liabilities	103	–
Total	**103**	**–**
Liabilities included in disposal groups classified as held for sale		
Deposits from banks	–	–
Deposits from customers	1,143	–
Debt securities in issue	–	–
Financial liabilities held for trading	–	–
Financial liabilities at fair value through profit or loss	–	–
Other liabilities	1	–
Total	**1,144**	**–**
TOTAL LIABILITIES	**1,247**	**–**

(42) Equity

As at 31 December 2007, the number of shares was 202,031,740, of which 10,100 were registered shares. The registered shares (10,000 registered shares are held by "Privatstiftung zur Verwaltung von Anteilsrechten", a private foundation under Austrian law; 100 registered shares are held by "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien", the Employees' Council Fund of the Employees' Council of employees of Bank Austria Creditanstalt AG in the Vienna area) carry special rights: for resolutions concerning spin-offs and specific mergers or specific changes in the bank's Articles of Association to be adopted at a general meeting of shareholders, the registered shareholders have to be present when the resolutions are adopted. The relevant resolutions are specified in Article 20 (13) and (14) of Bank Austria Creditanstalt's Articles of Association.

As part of the bank's securities business with its customers, Bank Austria Creditanstalt acquired 2,244,584 ordinary shares in Bank Austria Creditanstalt AG at the average price of € 136.66 and sold 2,261,584 shares at the average price of € 136.76. As at 31 December 2007, Bank Austria Creditanstalt AG and the consolidated subsidiaries held shares in Bank Austria Creditanstalt AG and shares in a controlling company worth € 0.99 m.

Pursuant to a resolution passed at the Annual General Meeting on 19 May 2005, the Management Board is authorised, in accordance with Section 169 of the Austrian Joint Stock Companies Act, to increase the share capital by up to € 534,460,374.90 by issuing up to 73,515,870 new no-par value shares against contributions in cash or in kind, excluding or not excluding subscription rights, until 21 June 2010. On 4 December 2006, the Management Board passed a resolution, with the consent of the Supervisory Board on 21 December 2006, to make partial use of the additional authorised capital and to increase the share capital by € 399,850,000 by issuing 55,000,000 no-par value shares in exchange for the contribution in kind of the "CEE Business Unit of UniCredit", excluding subscription rights. The capital increase was carried out on 17 March 2007. The new shares are not listed and are entitled to dividend payments for profits from the 2007 financial year.

As at 31 December 2007, the amount of additional authorised capital was up to € 134,610,374.90.

Additional IFRS disclosures

(43) Time breakdown by contractual residual maturity of financial assets and liabilities

(€ m)

	AMOUNTS AS AT 31 DEC. 2007					
	ON DEMAND	TO 3 MONTHS	3 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Assets						
Loans	**17,562**	**31,628**	**20,075**	**33,572**	**50,511**	**153,349**
Banks	9,317	15,623	5,969	5,646	1,452	38,007
Customers	8,245	16,005	14,106	27,926	49,059	115,341
Liabilities						
Deposits	**41,111**	**41,196**	**9,293**	**4,739**	**1,829**	**98,168**
Banks	8,132	15,063	3,049	1,099	1,063	28,406
Customers	32,979	26,133	6,245	3,639	766	69,762
Debt securities in issue	**25**	**2,662**	**2,528**	**12,745**	**8,536**	**26,496**
Other liabilities	**4,141**	**14,316**	**15,124**	**8,008**	**5,890**	**47,479**

(44) Geographical distribution

Geographical distribution of total assets and operating income (€ m)

	31 DEC. 2007	
	TOTAL ASSETS	OPERATING INCOME
Austria	128,904	2,659
Total European countries	72,613	3,694
Western Europe	744	83
Central and Eastern Europe	71,869	3,611
America	995	33
Asia	6,658	29
Rest of the world	–	–
TOTAL	**209,170**	**6,414**

The geographic breakdown is based on the location of the subsidiary in which the transaction is recorded.

(45) Fair values

The following table shows the fair values of assets and liabilities. Loans and receivables with banks as well as loans and receivables with customers are stated net of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method (discounting future cash flows on the basis of current yield curves). For fixed-rate loans to, and deposits from, banks and customers with a remaining maturity of, or regular interest rate adjustment within a period of, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, the carrying amount was stated as fair value.

Additional IFRS disclosures (CONTINUED)

Fair values (€ m)

	2007		2006		DIFF. BETWEEN FAIR VALUE AND CARRYING AMOUNT 2007	DIFF. BETWEEN FAIR VALUE AND CARRYING AMOUNT 2006
	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT		
Loans and receivables with banks	38,463	38,007	32,548	32,486	457	62
Loans and receivables with customers	116,812	115,341	80,463	80,104	1,471	359
Investments	22,238	21,702	17,835	17,845	536	–10
					2,463	**411**
Deposits from banks	52,324	52,445	48,275	48,309	–121	–33
Deposits from customers	94,399	93,203	54,843	54,969	1,196	–126
Debt securities in issue	26,422	26,496	25,381	25,347	–74	33
					1,001	**–126**
BALANCE					**1,462**	**537**

(46) Related party disclosures

a) Information on members of the Management Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Emoluments of members of the Management Board and the Supervisory Board

The emoluments paid by BA-CA AG to Management Board members in 2007 (excluding payments into pension funds) totalled € 7.62 m (comparable emoluments in 2006 totalled € 6.30 m). Of this total, € 1.88 m (2006: € 1.98 m) related to fixed salary components, and € 5.74 m (2006: € 4.32 m) related to variable salary components. Several members of the Management Board receive their emoluments from companies which are not included in the group of consolidated companies of BA-CA; these emoluments granted to Management Board members in such companies in the 2007 financial year amounted to € 5.06 m (2006: € 7.20 m). These Management Board members also received emoluments for activities which are not connected with the BA-CA Group but are in the interest of UniCredit Group.

Payments to former members of the Management Board and their surviving dependants (excluding payments into pension funds) totalled € 9.64 m (of which € 4.76 m was paid to former Management Board members of Creditanstalt AG, which merged with Bank Austria in 2002; € 1.92 m was paid to former Management Board members of Österreichische Länderbank AG, which merged with Zentralsparkasse in 1991, and their surviving dependants). The comparative figure for 2006 is € 10.96 m. Emoluments paid to this group of persons for activities in subsidiaries amounted to € 0.53 m (2006: € 0.57 m).

The emoluments of the Supervisory Board members active in the 2007 business year totalled € 0.32 m (2006: € 0.31 m) for Bank Austria Creditanstalt AG, and € 0.01 m (2006: € 0.01 m) for the two credit associations.

Loans to members of the Management Board and of the Supervisory Board

Loans to members of the Management Board amounted to € 0.27 m (2006: € 0.25 m), overdrafts granted to them were € 0.1 m (2006: € 0.1 m).

Loans to members of the Supervisory Board amounted to € 0.72 m (2006: € 0.27 m). Credit lines and overdrafts granted to Supervisory Board members totalled € 0.52 m (2006: € 0.1 m). Repayments during the business year totalled € 0.03 m (2006: € 0.04 m).

Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

Names of members of the Management Board and the Supervisory Board

Note 57 contains a list of the members of the Management Board and the Supervisory Board.

b) Relationships with unconsolidated subsidiaries and other companies in which an equity interest is held
All related-party banking transactions were effected on market terms.

Transactions with companies which are related parties are explained in note 2.

There is a syndicate agreement – the "Restated Bank of the Regions Agreement" – between UniCredit, "AV-Z Stiftung" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien", which replaced the previous syndicate agreement.

In the Restated Bank of the Regions Agreement, the contracting parties "AV-Z Stiftung" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" have given an undertaking to UniCredit to the effect that if they want to sell BA-CA shares, they will first offer such shares held by them to UniCredit. If UniCredit does not accept the offer, the relevant contracting party could sell the BA-CA shares to a third party. In this case UniCredit has a right of preemption. For the duration of this agreement (10 years), "AV-Z Stiftung" has a right to nominate two members of the Supervisory Board of BA-CA AG, and thereafter one member of the Supervisory Board for the duration of the guarantee issued by the Municipality of Vienna and "AV-Z Stiftung".

As at 31 December 2007, UniCredit held a direct interest of 96.35% in BA-CA AG.

As at 31 December 2007, one Management Board member of HVB was a member of the Supervisory Board of BA-CA AG (the same member is a member of UniCredit's Management Committee), one Management Board member of BA-CA AG was also a member of HVB's Management Board until 31 December 2007.

As at 31 December 2007, there were the following interlocking relationships with UniCredit S.p.A.:

- The Chairman of the Supervisory Board of BA-CA AG is a member of the Board of Directors and a member of the Management Committee of UniCredit.
- Another member of the Supervisory Board is also a member of the Board of Directors of UniCredit.
- A further six members of the Supervisory Board of BA-CA AG are members of the Management Committee of UniCredit (one of them is also a member of the Management Board of HVB).
- Two members of the Management Board of BA-CA AG were members of the Management Committee of UniCredit.

Related party relationships and transactions as at 31 December 2007 (€ m)

	PARENT COMPANY AND UNCONSOLIDATED SUBSIDIARIES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Financial assets held for trading	2,483	–	–	–
Available-for-sale financial assets	61	14	–	–
Held-to-maturity investments	35	–	–	–
Loans and receivables with banks	8,408	745	–	–
Loans and receivables with customers	6,308	141	–	–
Investments in companies	305	48	–	–
Other assets	987	–	–	–
ASSETS	**18,587**	**949**	**–**	–
Deposits from banks	9,740	11,498	–	–
Deposits from customers	794	34	–	–
Debt securities in issue	1,730	–	–	–
Financial liabilities held for trading	994	–	–	–
Financial liabilities at fair value through profit or loss	469	–	–	–
Other liabilities	665	–	–	–
LIABILITIES	**14,392**	**11,532**	**–**	–

Additional IFRS disclosures (CONTINUED)

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten ("AV-Z Stiftung", the "Private Foundation"; until and including 17 April 2001, "Anteilsverwaltung – Zentralsparkasse")

Under Section 92 (9) of the Austrian Banking Act, the Private Foundation serves as deficiency guarantor for all liabilities of BA-CA AG in the event of the company's insolvency. The board of trustees of the Private Foundation has 14 members. These included four members of the Supervisory Board of BA-CA.

Municipality of Vienna

After the change in the legal form of Anteilsverwaltung-Zentralsparkasse into a private foundation in 2001, the Municipality of Vienna serves as deficiency guarantor for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG (then Bank Austria Aktiengesellschaft) which were entered into prior to and including 31 December 2001.

B & C Privatstiftung

The board of trustees of this foundation has three members. One of them is a member of the Management Board of BA-CA.

Immobilien Privatstiftung

The board of trustees of this foundation has three members. One of them is a member of the Management Board of BA-CA.

(47) Share-based payments

Outstanding instruments

The Management Board and selected employees of the Bank Austria Creditanstalt Group participate in UniCredit's incentive scheme for share-based payments. The share-based payments comprise:

- Stock Options,
- Performance Shares represented by UniCredit ordinary shares that the parent company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the parent company's Board of Directors,
- Restricted Shares.

MEASUREMENT MODEL

Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of Stock Options.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2007.

Measurement of Stock Options in 2007

	STOCK OPTIONS 2007
Exercise price (€)	7.094
UniCredit share market price (€)	7.094
Grant date	12 June 2007
Vesting period start-date	13 July 2007
Vesting period end-date	13 July 2011
Expiry date	15 July 2017
Exercise price-multiple (M)	1.5
Exit rate post vesting (E)	3.73%
Dividend yield*)	2.8306%
Volatility	17.296%
Risk-free rate	4.624%
Stock Options' fair value per unit at grant date (€)	1.3292

*) Ratio between the average of the dividends paid by UniCredito Italiano S.p.A. from 2004 to 2007 and the stock's market value at grant date.

Parameters are calculated as follows:

- **Exercise price:** arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board of Directors resolution.
- **UniCredit share market price:** set equal to the exercise price, in consideration of the "at the money" allocation of Stock Options at the date of the grant.
- **Exit rate:** annual percentage of Stock Options forfeited due to termination.
- **Dividend yield:** last four years' average dividend yield according to the duration of the vesting period.
- **Volatility:** historical daily average volatility for a period equal to the duration of the vesting period.

Performance Shares
The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2007.

Measurement of Performance Shares in 2007

	PERFORMANCE SHARES 2007
Grant date	12 June 2007
Vesting period start-date	1 January 2010
Vesting period end-date	31 December 2010
UniCredit share market price (€)	7.094
Economic value of vesting conditions	−1.015
Performance Shares' fair value per unit at grant date (€)	6.079

Restricted Shares
The economic value of Restricted Shares is measured considering the share market price at grant date.

Payroll costs in 2007 included share-based payments of € 2.1 m. The (cumulative) accrual totalled € 3.2 m.

(48) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2007. The business segments are presented as independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on organisational responsibility for customers.

Retail
Responsibility for the Retail Division covers Bank Austria Creditanstalt AG's business with private customers and small businesses and the credit card business.

Private Banking & Asset Management
The new Private Banking & Asset Management Division comprises the subsidiaries BANK*PRIVAT*, Schoellerbank AG, Asset Management Gesellschaft AMG and Pioneer Investments Austria.

Corporates
The Corporates Division covers the previous Large Corporates (multinational corporates, financial institutions, public sector) and Real Estate segment, business with medium-sized companies and customers using specific products (e.g derivatives) as well as the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH. The leasing business of the Bank Austria Creditanstalt Leasing Group was transferred to UniCredit Global Leasing with effect from July 2007. In return, BA-CA received a 32.59% shareholding interest in that company which is accounted for under the equity method.

CEE
The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in the region of Central and Eastern Europe. From 2007, the CEE business segment also includes the units in Central and Eastern Europe and in Turkey which were transferred from UniCredit and HVB to the Bank Austria Creditanstalt Group. The corporate finance business for CEE customers was transferred to the Markets & Investment Banking Division. JSC ATF Bank was included in the group of consolidated companies as from December 2007.

Additional IFRS disclosures (CONTINUED)

Markets and Investment Banking
The Markets and Investment Banking Division essentially comprises the treasury activities of Bank Austria Creditanstalt AG. With effect from the beginning of 2007, this Division also includes the business of UniCredit CAIB AG and the corporate finance business for CEE customers. The equity interests in Aton International Limited and Aton Broker were included in the group of consolidated companies as from August 2007.

Corporate Center
"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise. Goodwill arising on acquisitions is also assigned to the individual business segments.

The result of each business segment is measured by the net profit before tax and the net profit after tax earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments. The segment reporting data also show the net profit after tax.

The interest rate applied to investment of equity allocated to the business segments has been reduced and corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process. A uniform rate of 3.4% is applied to loans on which interest is not accrued and to writedowns.

Overhead costs are allocated proportionately to direct and indirect costs.

Until the end of 2006, capital allocated to the business segments in BA-CA AG amounted to 7% of risk-weighted assets. The uniform percentage rate was changed with effect from the beginning of 2007; the bank uses differentiated percentage rates according to the individual business segments:

Retail	6.00%
Private Banking & Asset Management	5.90%
Corporates	6.45%
CEE	6.45%
Markets & Investment Banking	6.80%

There was no retroactive adjustment to the new percentage rates.

Capital allocation to subsidiaries reflects the equity capital actually available.

Segment reporting 1–12 2007/1–12 2006

(€ m)

		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**1–12 2007**	**748**	**19**	**630**	**2,151**	**330**	**58**	**3,936**
	1–12 2006	**768**	**14**	**653**	**1,048**	**124**	**73**	**2,681**
Net fees and commissions	1–12 2007	548	143	342	929	172	–11	2,124
	1–12 2006	535	124	374	588	70	–25	1,667
Net trading, hedging and fair value income	1–12 2007	–	1	–	177	–42	6	141
	1–12 2006	–1	1	–	106	201	42	348
Net other expenses/income	1–12 2007	–31	39	33	110	11	52	214
	1–12 2006	–19	31	32	–17	6	33	66
Net non-interest income	**1–12 2007**	**517**	**183**	**375**	**1,216**	**140**	**46**	**2,478**
	1–12 2006	**514**	**156**	**406**	**677**	**277**	**50**	**2,081**
OPERATING INCOME	**1–12 2007**	**1,266**	**202**	**1,005**	**3,367**	**470**	**104**	**6,414**
	1–12 2006	**1,283**	**171**	**1,059**	**1,725**	**402**	**123**	**4,762**
OPERATING EXPENSES	**1–12 2007**	**–935**	**–104**	**–353**	**–1,729**	**–233**	**8**	**–3,346**
	1–12 2006	**–978**	**–105**	**–436**	**–917**	**–167**	**–154**	**–2,757**
OPERATING PROFIT	**1–12 2007**	**330**	**98**	**652**	**1,638**	**238**	**112**	**3,069**
	1–12 2006	**305**	**66**	**623**	**808**	**235**	**–31**	**2,005**
Goodwill impairment	1–12 2007	–	–	–	–	–	–	–
	1–12 2006	–8	–	–	–	–	–	–8
Provisions for risks and charges	1–12 2007	–1	–1	–5	–79	–	11	–75
	1–12 2006	–6	–1	1	–6	–6	–94	–111
Restructuring costs	1–12 2007	–	–1	–	–27	–2	–3	–33
	1–12 2006	–1	–1	–	–12	–31	–203	–248
Net writedowns of loans and provisions	1–12 2007	–208	1	–66	–211	1	–	–483
for guarantees and commitments	1–12 2006	–414	1	–124	–141	1	–2	–679
Net income from investments	1–12 2007	14	3	–12	20	1	243	268
	1–12 2006	6	–1	7	5	7	2,289	2,313
PROFIT BEFORE TAX	**1–12 2007**	**135**	**99**	**570**	**1,342**	**237**	**362**	**2,745**
	1–12 2006	**–119**	**63**	**507**	**655**	**207**	**1,960**	**3,272**
Income tax	1–12 2007	–26	–25	–120	–250	–51	90	–382
	1–12 2006	34	–12	–115	–134	–46	132	–140
NET PROFIT	**1–12 2007**	**109**	**75**	**450**	**1,092**	**186**	**452**	**2,364**
	1–12 2006	**–85**	**51**	**393**	**520**	**161**	**2,092**	**3,132**
RWA credit and market risk	**1–12 2007**	**16,171**	**452**	**31,009**	**46,593**	**5,352**	**4,927**	**104,504**
	1–12 2006	**16,564**	**441**	**31,768**	**24,720**	**3,266**	**3,014**	**79,773**
Allocated equity	1–12 2007	1,019	203	2,260	7,099	1,960	1,391	13,933
	1–12 2006	1,184	172	2,469	3,639	311	481	8,257
ROE before tax in %	*1–12 2007*	*13.3*	*48.9*	*25.2*	*18.9*	*12.1*	*n.m.*	*19.7*
	1–12 2006	*–10.1*	*36.5*	*20.5*	*18.0*	*66.4*	*n.m.*	*39.6*
ROE after tax in %	*1–12 2007*	*10.7*	*36.8*	*19.9*	*15.4*	*9.5*	*n.m.*	*17.0*
	1–12 2006	*–7.2*	*29.8*	*15.9*	*14.3*	*51.7*	*n.m.*	*37.9*
Cost/income ratio in %	*1–12 2007*	*73.9*	*51.5*	*35.1*	*51.4*	*49.5*	*n.m.*	*52.2*
	1–12 2006	*76.2*	*61.6*	*41.2*	*53.2*	*41.6*	*n.m.*	*57.9*
Risk/earnings ratio in %	*1–12 2007*	*27.8*	*n.m.*	*10.4*	*9.8*	*n.m.*	*n.m.*	*12.3*
	1–12 2006	*53.9*	*n.m.*	*18.9*	*13.4*	*n.m.*	*n.m.*	*25.3*

*) not meaningful

Additional IFRS disclosures (CONTINUED)

Segment reporting Q1–Q4 2007 (€ m)

		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**Q4/2007**	**177**	**6**	**147**	**633**	**135**	**–18**	**1,079**
	Q3/2007	**200**	**5**	**167**	**536**	**83**	**29**	**1,019**
	Q2/2007	**187**	**4**	**156**	**510**	**69**	**22**	**948**
	Q1/2007	**185**	**4**	**161**	**472**	**43**	**25**	**890**
Net fees and commissions	Q4/2007	133	46	65	249	57	–	550
	Q3/2007	133	29	72	248	37	–	520
	Q2/2007	139	34	101	226	43	–5	537
	Q1/2007	144	33	104	207	35	–6	517
Net trading, hedging and fair value income	Q4/2007	–3	–	–	52	–73	–15	–39
	Q3/2007	3	–	–	31	–72	–6	–44
	Q2/2007	–	–	–	42	18	3	63
	Q1/2007	–	–	–	52	85	24	161
Net other expenses/income	Q4/2007	–5	12	–1	16	1	19	42
	Q3/2007	–10	9	–6	34	3	16	47
	Q2/2007	–8	11	25	43	3	2	75
	Q1/2007	–7	7	15	16	4	15	49
Net non-interest income	**Q4/2007**	**125**	**59**	**64**	**317**	**–15**	**3**	**553**
	Q3/2007	**125**	**38**	**66**	**314**	**–32**	**10**	**522**
	Q2/2007	**130**	**45**	**126**	**310**	**64**	**–**	**675**
	Q1/2007	**137**	**40**	**119**	**275**	**123**	**32**	**728**
OPERATING INCOME	**Q4/2007**	**301**	**65**	**211**	**950**	**120**	**–15**	**1,632**
	Q3/2007	**325**	**44**	**233**	**849**	**51**	**39**	**1,541**
	Q2/2007	**317**	**49**	**282**	**821**	**133**	**22**	**1,624**
	Q1/2007	**322**	**45**	**280**	**747**	**166**	**58**	**1,618**
OPERATING EXPENSES	**Q4/2007**	**–238**	**–30**	**–77**	**–525**	**–79**	**8**	**–941**
	Q3/2007	**–228**	**–25**	**–68**	**–417**	**–42**	**–40**	**–821**
	Q2/2007	**–235**	**–26**	**–107**	**–407**	**–52**	**93**	**–735**
	Q1/2007	**–235**	**–23**	**–101**	**–380**	**–60**	**–52**	**–849**
OPERATING PROFIT	**Q4/2007**	**63**	**35**	**133**	**425**	**41**	**–7**	**691**
	Q3/2007	**97**	**18**	**165**	**432**	**9**	**–1**	**720**
	Q2/2007	**82**	**23**	**175**	**414**	**81**	**115**	**889**
	Q1/2007	**88**	**22**	**179**	**368**	**106**	**6**	**768**
Goodwill impairment	Q4/2007	–	–	–	–	–	–	–
	Q3/2007	–	–	–	–	–	–	–
	Q2/2007	–	–	–	–	–	–	–
	Q1/2007	–	–	–	–	–	–	–
Provisions for risks and charges	Q4/2007	–4	–1	–4	–33	–	8	–34
	Q3/2007	5	–	–	–16	2	14	5
	Q2/2007	–1	–	–	–15	–	–12	–29
	Q1/2007	–2	–	–	–14	–2	–	–18
Restructuring costs	Q4/2007	–	–	–	–9	–2	–1	–13
	Q3/2007	–	–	–	–11	–	–1	–12
	Q2/2007	–	–	–	–5	–	–	–5
	Q1/2007	–	–	–	–2	–	–	–3

		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net writedowns of loans and provisions	Q4/2007	−41	–	−26	−62	2	–	−128
for guarantees and commitments	Q3/2007	−58	1	−10	−80	−1	–	−148
	Q2/2007	−58	–	−13	−19	–	–	−90
	Q1/2007	−51	–	−17	−50	–	–	−117
Net income from investments	Q4/2007	–	1	−1	−5	−2	56	49
	Q3/2007	–	1	−12	22	1	74	87
	Q2/2007	1	–	−2	–	2	74	75
	Q1/2007	12	–	2	3	1	39	58
PROFIT BEFORE TAX	**Q4/2007**	**18**	**36**	**104**	**315**	**39**	**55**	**565**
	Q3/2007	**45**	**20**	**143**	**347**	**11**	**86**	**652**
	Q2/2007	**24**	**22**	**159**	**374**	**82**	**177**	**840**
	Q1/2007	**48**	**22**	**164**	**305**	**105**	**45**	**688**
Income tax	Q4/2007	–	−9	−26	−61	−10	72	−34
	Q3/2007	−10	−4	−27	−62	1	13	−88
	Q2/2007	−5	−6	−29	−69	−17	−9	−134
	Q1/2007	−12	−6	−38	−59	−24	14	−125
NET PROFIT	**Q4/2007**	**18**	**26**	**78**	**254**	**29**	**127**	**531**
	Q3/2007	**36**	**16**	**116**	**285**	**12**	**99**	**564**
	Q2/2007	**20**	**17**	**130**	**306**	**65**	**168**	**705**
	Q1/2007	**36**	**16**	**126**	**246**	**80**	**59**	**563**
RWA credit and market risk	**Q4/2007**	**15,801**	**445**	**31,587**	**51,001**	**6,852**	**7,681**	**113,366**
	Q3/2007	**16,128**	**464**	**29,387**	**47,342**	**5,424**	**3,771**	**102,516**
	Q2/2007	**16,190**	**457**	**31,508**	**44,355**	**4,703**	**3,643**	**100,857**
	Q1/2007	**16,563**	**441**	**31,554**	**43,673**	**4,431**	**4,613**	**101,275**
Allocated equity	Q4/2007	1,003	231	2,241	7,517	5,099	−1,487	14,603
	Q3/2007	1,011	181	2,137	7,377	1,884	1,472	14,064
	Q2/2007	1,005	168	2,362	6,891	427	2,910	13,764
	Q1/2007	1,056	233	2,301	6,611	429	2,669	13,300
ROE before tax in %	*Q4/2007*	*7.1*	*61.9*	*18.5*	*16.8*	*3.0*	*n.m.*	*15.5*
	Q3/2007	*17.9*	*44.0*	*26.8*	*18.8*	*2.3*	*n.m.*	*18.6*
	Q2/2007	*9.7*	*52.4*	*27.0*	*21.7*	*77.2*	*n.m.*	*24.4*
	Q1/2007	*18.1*	*37.3*	*28.5*	*18.5*	*97.7*	*n.m.*	*20.7*
ROE after tax in %	*Q4/2007*	*7.1*	*45.9*	*13.9*	*13.5*	*2.2*	*n.m.*	*14.6*
	Q3/2007	*14.1*	*34.8*	*21.7*	*15.5*	*2.5*	*n.m.*	*16.0*
	Q2/2007	*7.9*	*39.3*	*22.0*	*17.8*	*61.0*	*n.m.*	*20.5*
	Q1/2007	*13.7*	*27.5*	*21.9*	*14.9*	*75.0*	*n.m.*	*16.9*
Cost/income ratio in %	*Q4/2007*	*78.9*	*45.7*	*36.6*	*55.3*	*65.5*	*n.m.*	*57.7*
	Q3/2007	*70.1*	*58.0*	*29.1*	*49.2*	*82.0*	*n.m.*	*53.3*
	Q2/2007	*74.2*	*53.8*	*38.0*	*49.6*	*39.4*	*n.m.*	*45.3*
	Q1/2007	*72.8*	*51.1*	*36.0*	*50.8*	*36.0*	*n.m.*	*52.5*
Risk/earnings ratio in %	*Q4/2007*	*23.4*	*n.m.*	*17.4*	*9.8*	*n.m.*	*n.m.*	*11.8*
	Q3/2007	*28.9*	*n.m.*	*6.0*	*14.9*	*n.m.*	*n.m.*	*14.5*
	Q2/2007	*31.1*	*n.m.*	*8.3*	*3.8*	*n.m.*	*n.m.*	*9.5*
	Q1/2007	*27.3*	*n.m.*	*10.7*	*10.5*	*n.m.*	*n.m.*	*13.2*

*) not meaningful

Additional IFRS disclosures (CONTINUED)

(49) Assets pledged as security

As at 31 December 2007, assets pledged by Bank Austria Creditanstalt totalled € 80,584 m.

(50) Subordinated assets

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Financial assets held for trading	646	685
Available-for-sale financial assets	432	n.m.
Held-to-maturity investments	119	n.m.
Loans and receivables with banks	822	1,130
Loans and receivables with customers	381	419
Deposits from banks	130	n.m.
Deposits from customers	71	n.m.
Debt securities in issue	5,484	5,385

(51) Assets and liabilities in foreign currency

				(€ m)
	31 DEC. 2007		31 DEC. 2006	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
USD	20,182	24,566	16,193	17,688
JPY	953	1,545	858	551
CHF	14,375	2,839	15,571	15,214
Other	56,485	49,367	16,735	14,612
TOTAL	**91,995**	**78,316**	**49,357**	**48,064**

(52) Trust assets and trust liabilities

Trust assets and liabilities	(€ m)	
	31 DEC. 2007	31 DEC. 2006
Loans and receivables with banks	17	46
Loans and receivables with customers	692	785
Other assets	21,102	12,619
TRUST ASSETS	**21,811**	**13,450**
Deposits from banks	338	225
Deposits from customers	21,229	12,607
Debt securities in issue	–	374
Other liabilities	243	244
TRUST LIABILITIES	**21,811**	**13,450**

(53) Repurchase agreements

Under repurchase agreements, financial assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 6,820 m (2006: € 1,565 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevant assets continue to be recognised in its balance sheet at their fair values. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet.

(54) Contingent liabilities and commitments

	(€ m)	
	31 DEC. 2007	31 DEC. 2006
Financial guarantees given to:	**8,228**	**4,520**
Banks	1,697	387
Customers	6,531	4,132
Commercial guarantees given to:	**12,768**	**7,108**
Banks	2,825	2,211
Customers	9,943	4,897
Other irrevocable commitments	**14,224**	**6,087**
Credit derivatives: sales of protection	**969**	**935**
Other commitments	**5,731**	**4,609**
TOTAL	**41,919**	**23,259**

(55) List of selected subsidiaries and other equity interests

The list of unconsolidated subsidiaries required under the Austrian Commercial Code / Austrian Banking Act is included in the notes to the financial statements of Bank Austria Creditanstalt AG as at 31 December 2007. The notes have been lodged with the Austrian Register of Firms, a public register at the Commercial Court of Vienna (Handelsgericht Wien).

(55a) Consolidated companies

COMPANY	DIRECT OWNERSHIP INTEREST IN %	INDIRECT OWNERSHIP INTEREST IN %
AI Beteiligungs GmbH, Vienna	100,00	100,00
Asset Management GmbH, Vienna	100,00	100,00
ATF Bank Kyrgyzstan OJSC, Bishkek	94,18	87,48
ATF Capital B.V., CL Rotterdam	100,00	92,88
Aton International Ltd., Nicosia	100,00	100,00
AWT International Trade AG, Vienna	100,00	100,00
BA-CA Administration Services GmbH, Vienna	100,00	100,00
BACA Export Finance Limited, London	100,00	100,00
BA-CA Markets & Investment Beteiligung GmbH, Vienna	100,00	100,00
Bank Austria Creditanstalt Real Invest GmbH, Vienna	94,95	94,95
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100,00	100,00
Bank Austria Trade Services Gesellschaft mbH, Vienna	100,00	100,00
Banking Transaction Services S.R.O, Prague	100,00	100,00
BankPrivat AG, Vienna	100,00	100,00
CA IB Bulinvest EOOD Sofia, Sofia	100,00	100,00
CA IB Corporate Finance D.O.O., Ljubljana	100,00	100,00
CA IB Corporate Finance D.O.O. Belgrado, Beograd	100,00	100,00
CA IB Corporate Finance ZRt., Budapest	100,00	100,00
CA IB D.D., Zagreb	100,00	100,00
CA IB Romania SRL, Bucharest	100,00	100,00
CA IB Securities (Ukraine) AT, Kiev	100,00	100,00
CABET-Holding-Aktiengesellschaft, Vienna	100,00	100,00
Caibon.com Internet Services GmbH, Vienna	100,00	100,00
Card Complete Service Bank AG, Vienna	50,10	50,10
Centar Kaptol doo, Zagreb	100,00	84,21
CJSC Bank Sibir, Omsk City	100,00	92,88
Domus Bistro GmbH, Vienna	100,00	100,00
Domus Clean Reinigungs GmbH, Vienna	100,00	100,00
Domus Facility Management GmbH, Vienna	100,00	100,00
Eurolease Ramses Immobilien Leasing Gesellschaft mbH & Co. OEG, Vienna	99,80	99,80
HVB Central Profit Banka D.D. Sarajevo, Sarajevo	80,85	80,85
Hypo Stavebni Sporitelna A.S., Prague	60,00	60,00
Hypovereins Immobilien EOOD, Sofia	100,00	90,30

COMPANY	DIRECT OWNERSHIP INTEREST IN %	INDIRECT OWNERSHIP INTEREST IN %
Istra Golf doo, Umag	100,00	60,46
Istraturist Umag, Hotelijerstvo i Turizam DD, Umag	71,80	60,46
JSC ATF Bank, Almaty	92,88	92,88
Lassallestrasse Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft mbH, Vienna	100,00	100,00
Limited Liability Company B.A. Real Estate, Moscow	100,00	100,00
Marketing Zagrebacka Banka doo, Zagreb	100,00	84,21
Nova Banjalucka Banka AD, Banja Luka	90,93	90,93
OOO IMB Leasing Company, Mosca	100,00	100,00
Open saving pension fund Otan JSC, Almaty	83,08	77,16
Pioneer Investments Austria GmbH, Vienna	100,00	100,00
Pominvest dd, Split	88,66	74,66
Prva Stambena Stedionica dd Zagreb, Zagreb	100,00	84,21
Schoellerbank Aktiengesellschaft, Vienna	100,00	100,00
Sohibkorbank OJSC, Khujand City	75,10	69,75
UniCredit Bank Cayman Islands Ltd., Georgetown, Grand Cayman Islands	100,00	100,00
UniCredit Bank Czech Republic A.S., Prague	100,00	100,00
UniCredit Bank Hungary ZRT., Budapest	100,00	100,00
UniCredit Bank Latvia AS	100,00	100,00
UniCredit Bank Slovakia AS, Bratislava	99,03	99,03
UniCredit Bank Srbija JSC, Belgrad	99,89	99,89
UniCredit Bank Slovenija D.D., Ljubljana	99,99	99,99
UniCredit Bulbank AD, Sofia	90,30	90,30
UniCredit CA IB Beteiligungs AG, Vienna	100,00	100,00
UniCredit CA IB Polska S.A., Warsaw	100,00	100,00
UniCredit CA IB AG, Vienna	100,00	100,00
UniCredit CA IB Czech Republic AS, Prague	100,00	100,00
UniCredit CA IB Securities UK Ltd., London	100,00	100,00
UniCredit CA IB Slovakia A.S., Bratislava	100,00	100,00
UniCredit CA IB UK Ltd., London	100,00	100,00
UniCredit Factoring EAD, Sofia	100,00	90,30
UniCredit Jelzalogbank ZRT., Budapest	100,00	100,00
UniCredit Securities SA, Bucarest	100,00	55,20
UniCredit Tiriac Bank S.A., Bucarest	55,21	55,21
UniCredit Zagrebacka Banka DD, Mostar	93,98	79,14
Universale International Realitäten GmbH, Vienna	100,00	100,00
WAVE Solutions Information Technology GmbH, Vienna	100,00	100,00
Zaba Turizam doo, Zagreb	100,00	84,21
Zagreb Nekretnine doo, Zagreb	100,00	84,21
Zagrebacka Banka dd, Zagreb	84,21	84,21
Zane BH doo, Sarajevo	100,00	84,21
ZAO Aton Broker, Moscow	100,00	100,00
ZAO IMB-Leasing, Moscow	100,00	100,00
ZAO UniCredit Bank, Moscow	100,00	100,00
ZB INVEST DOO, Zagreb	100,00	84,21

(55b) Investments in companies accounted for under the proportionate consolidation method

	INDIRECT OWNERSHIP INTEREST IN %
Koc Finansal Hizmetler AS, Istanbul	50.00
Yapi Kredi Bank Nederland NV, Amsterdam	47.02
Stichting Custody Services KBN, Amsterdam	47.02
Yapi Kredi Azerbaijan, Baku	40.90
Yapi Kredi Holding BV, Amsterdam	40.89
Yapi Kredi Bankasi AS, Istanbul	40.89
Yapi Kredi Sigorta AS, Istanbul	38.80
Yapi Kredi Emeklilik AS, Istanbul	38.80
Yapi Kredi Faktoring AS, Istanbul	40.88
Yapi Kredi Yatirim Menkul Degerler AS, Istanbul	44.10
Yapi Kredi Moscow, Moscow	40.89
Yapi Kredi Bank Deutschland AG, Frankfurt	40.89
Yapi Kredi Finansal Kiralama AO, Istanbul	40.42
Yapi Kredi Yatirim Ortakligi AS, Istanbul	24.37
Yapi Kredi Portfoy Yonetimi AS, Istanbul	43.68

(55c) Investments in associated companies accounted for under the equity method

INVESTMENTS VALUED AT EQUITY NAME AND DOMICILE OF COMPANY	ADD-%	TOTAL ASSETS IN € THSD	OPERATING INCOME IN € THSD	EQUITY CAPITAL IN € THSD
NZ ZB D.O.O. Drustvo za Upravljanje Dobrovoljnim, Zagreb, HR	41.26	22,722	11,950	20,452
Allianz Zb D.O.O. Drustvo za Upravljanjie Obveznim, Zagreb, HR	41.26	1,989	1,805	1,150
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck, AT	47.38	8,070,000	173,000	538,421
Banque de Commerce et de Placements SA, Genf, CH	12.54	1,345,361	82,640	75,190
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, AT	24.10	5,663,000	142,464	332,508
BKS Bank AG, Klagenfurt, AT	36.03	5,624,400	158,508	464,546
CA Immobilien Anlagen Aktiengesellschaft, Vienna, AT	10.01	3,447,086	54,326	1,881,255
Oberbank AG, Linz, AT	33.44	14,236,909	382,544	884,926
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna, AT	49.15	32,800,000	153,348	436,474
UniCredit Global Leasing SPA, Milan, IT	32.59	28,375,642	1,447,826	1,479,000
UPI Poslovni Sistem DOO, Sarajevo, BA	55.99	2,466	832	2,439
Yapi Kredi Koray Gayrimenkul Yatirim Ortakligi AS, Istanbul, TR	12.45	154,090	11,978	64,754

(55d) Investments in associated companies not accounted for under the equity method

In the 2007 financial year, aggregate total assets of associated companies in which Bank Austria Creditanstalt held investments which were not accounted for under the equity method were € 2,034 m. Aggregate equity capital of these companies amounted to € 158.0 m. The combined net profit of these companies was € 46.0 m.

(56) Employees

In 2007 and 2006, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents*):

Employees	2007	2006
Salaried staff	44,542	30,884
Other employees	98	109
TOTAL	**44,640**	**30,993**
of which: in Austria	*10,558*	*11,118*
of which: abroad	*34,082*	*19,875*

*) Average full-time equivalents of staff employed in the BA-CA Group (consolidated companies), excluding apprentices and employees on unpaid sabbatical or maternity/paternity leave

(57) Supervisory Board and Management Board

In the reporting year, the following persons were members of the Management Board of Bank Austria Creditanstalt AG:

Chairman and Chief Executive Officer: Erich HAMPEL

Members: Willibald CERNKO (until 31 December 2007), Federico GHIZZONI (from 1 July 2007), Thomas GROSS, Wilhelm HEMETSBERGER, Werner KRETSCHMER, Andrea MONETA (until 30 June 2007), Regina PREHOFER, Johann STROBL (until 3 August 2007), Carlo VIVALDI (from 1 October 2007), Robert ZADRAZIL, Ralph MÜLLER (from 1 January 2008)

In the reporting year, the following persons were members of the Supervisory Board of Bank Austria Creditanstalt AG:

Chairman: Alessandro PROFUMO

Deputy Chairman: Franz RAUCH

Members: Vincenzo CALANDRA BUONAURA (from 3 May 2007), Sergio ERMOTTI, Paolo FIORENTINO, Dario FRIGERIO, Roberto NICASTRO, Vittorio OGLIENGO, Karl SAMSTAG, Gerhard SCHARITZER, Wolfgang SPRISSLER, Wolfgang HEINZL, Adolf LEHNER, Emmerich PERL, Thomas SCHLAGER (until 8 October 2007), Martina ICHA, Heribert KRUSCHIK, Josef REICHL (from 25 October 2007)

Risk report

(58) Overall risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group. In performing these tasks, Bank Austria Creditanstalt works closely with the risk control and risk management units of UniCredit. In this context, Bank Austria Creditanstalt supports UniCredit's ongoing projects which are aimed at establishing uniform group-wide risk controlling procedures.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk management into the following categories:

- Market risk (58a)
- Liquidity risk (58b)
- Counterparty risk (58c)
- Credit risk (including real estate risk; 58d)
- Operational risk (58e)
- Business risk (58f)
- Risks arising from the bank's shareholdings and equity interests (58g)

The Management Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Management Board is supported by specific committees and independent risk management units. All risk management activities of Bank Austria Creditanstalt are combined within a management function at Management Board level directed by the Chief Risk Officer (CRO) and comprise secondary lending decisions in the Credit Operations department, the treatment of problem loans in the Special Accounts Management department, and strategic risk management in the Strategic Risk Management department. The unit for active credit portfolio management (Credit Treasury) reports directly to the Chief Financial Officer (CFO).

Strategic Risk Management is in charge of developing and implementing the methods of risk and income measurement; further improving and refining the measurement and control instruments; complying with the relevant requirements applicable to trading activities; developing and maintaining general policies; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit Operations is reponsible for portfolio management, risk control and risk monitoring of the credit portfolio including credit ratings of corporate customers in CEE and SEE, and for preparing local accounts analyses and corporate analyses as well as collecting and evaluating sectoral information.

The responsibilities of Special Accounts Management include the management and settlement of non-performing loans. Activities focus on analysing and evaluating business and legal risks as a basis for preparing, obtaining approval for and implementing exposure strategies. In these activities, the department uses specific restructuring expertise which is also made available to banking subsidiaries.

The Asset/Liability Committee (ALCO) is responsible for the management of balance-sheet structure positions, it controls liquidity risk and deals with cross-divisional risk management issues arising between sales units and overall bank management as well as with the results of the credit portfolio model and operational risk. Control of market risk of the trading books is ensured by the Market Risk Committee (MACO), which meets once a week. MACO deals with short-term business management issues relating to the presentation and discussion of the risk/earnings position of Markets & Investment Banking and with limit adjustments, product approvals and positioning decisions. MACO also deals with methodological issues concerning the determination of counterparty risk. In addition, the general framework and limits for banking subsidiaries are defined by MACO. Credit risk is assessed by the credit committee.

The Management Board of Bank Austria Creditanstalt sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MACO, which holds a meeting every week, makes limit decisions at the operational level and analyses the risk and earnings positions of the bank's Market & Investment Banking units. ALCO performs analyses and makes decisions with regard to business activities closely connected with customer business (in particular, balance sheet structure, liquidity, operational risk, and risk management issues arising between sales units and overall bank management). The decisions and results of these committees are reported directly to the bank's full Management Board. Strategic Risk Management, an independent department separate from the business divisions up to Management Board level, is in charge of preparing analyses and monitoring compliance with limits. 2007 saw the implementation of the second part of the project for counterparty risk calculation; the final acceptance test of the model by the supervisory authorities is planned for 2008. This step would enable the BA-CA Group to reduce capital used in this connection by applying the model.

The Bank Austria Creditanstalt Group applies the principle of value-based management. In line with this principle, for pricing purposes in business and customer relations (micro control), capital employed (comprising both the Tier 1 capital required pursuant to the Austrian Banking Act and economic capital) is expected to yield a specific return.

Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. For micro-control purposes, economic capital for credit risk is calculated using value-at-risk methodologies. These unexpected losses over a period of one year are calculated with a confidence level of 99.95 %.

Additionally, value-at risk methodologies are used in the BA-CA Group for calculating or planning economic capital for all specified types of risk (market risk, credit risk, risks arising from shareholdings and equity interests, real estate risk, operational risk, business risk).

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire UniCredit Group. This ensures overall risk management across the Group. Examples in this context are global MIB risk reporting and the global MIB limits in the area of market risk.

Current status of BASEL II implementation in the Bank Austria Creditanstalt Group

In spring 2003, Bank Austria Creditanstalt set up a group-wide programme to create the conditions for compliance with the new rules, effective since 2007, for holding adequate capital against risk-weighted assets.

Bank Austria AG decided, based on the discretion for credit institutions defined in the EU Directive and in line with the approach taken by the Group, to use the option to start employing Basel II at the beginning of 2008.

Since beginning of 2003, the focus of the programme has been on refining credit risk systems to meet the standards of the Advanced IRB approach, setting up a group-wide data base for the purposes of regulatory reporting and on creating the basis for ongoing implementation activities. Operational risk activities also commenced in this period. The Basel II project comprises BA-CA AG and all Austrian and foreign subsidiaries belonging to the group of consolidated companies, all risk categories (credit risk, operational risk and market risk) and all three pillars of Basel II.

From the different approaches that may be chosen in the area of credit risk under Basel II, the BA-CA Group – in line with the decision taken by UniCredit Group – has opted for the advanced internal ratings-based (AIRB) approach. Within the sub-group, the switch to the advanced approach will take place in stages – the phase roll out. This roll out plan has to be submitted to the regulators and is an integral part of the IRB application package. In the first phase, the focus was on BA-CA AG, which will use the AIRB approach – subject to approval by the competent supervisory authorities – for the major part of its portfolio as from 1 April 2008. The respective reporting requirements for AIRB in terms of internal and external reporting are an integral part of the programme and are being addressed accordingly.

As mentioned above, Basel II implementation has been established as a group-wide programme. Since the acquisition of HVB Group by UniCredit Group in 2005, UniCredit is responsible for Group-wide supervision and group guidelines also in the Basel II environment, as well as for the development of Group-wide rating systems. For example, Group-wide homogeneous portfolios have been defined for which uniform rating models are used, or planned for use, across the Group, such as those for countries, banks and multinational companies. The Group has also selected and (further) developed specific system components as Group-wide solutions for the calculation of loss parameters and risk-weighted assets.

Close cooperation ensures Group-wide consistency in the implementation of Basel II. Group standards have already been prepared and adopted by the UniCredit Group holding company in cooperation with the major legal entities, are used as an instrument for uniform Group-wide implementation, taking into consideration the local legal requirements and safeguarding Group interests. Integrating these Group standards in the processes and organisational set-up of all business divisions and Group units was one of BA-CA's major

Risk report (CONTINUED)

tasks in the past year and remains an important item on the bank's agenda. These Group standards will also be rolled out step by step in the relevant CEE subsidiaries in the coming years.

With the transfer of ownership to the Italian banking group, the Italian banking supervisory authority – the Bank of Italy – became the new home supervisor of UniCredit Group. Since then the Bank of Italy has been responsible for all approvals at Group level, while local supervisory authorities are responsible for local topics in the legal entities and for local on-site examinations. All regulatory issues are being dealt with in close cooperation between home and host regulators.

In 2007 the final phase of the Basel II programme was launched in BA-CA AG. Work in the past year focused on the preparation of and on-site supervisory assessment of the models developed locally by BA-CA AG which determine the basis for regulatory capital requirements. The review was carried out by Oesterreichische Nationalbank (OeNB), Austria's central bank, on behalf of the Austrian Financial Market Authority and Bank of Italy in the period from the beginning of April to the end of November, with some interruptions. The results of the numerous investments and preliminary work relating to the refinement of rating systems, regulatory reporting, data quality and data history, and the required IT systems, were considered to be appropriate for adoption of the AIRB approach, with various adjustments required to be made in the course of 2008. One of the focal areas of the regulatory review was the use test, by which BA-CA AG provided evidence that rating systems are used for both supervisory purposes and bank-internal control (as an element taken into account in lending decisions, in pricing, etc.).

At the beginning of 2008, the final opinion from the Austrian supervisory authority was sent to the Bank of Italy, together with a positive recommendation concerning approval for the use of the internal ratings-based approach in calculating BA-CA AG's assessment basis for regulatory capital. The Bank of Italy's approval at UniCredit Group level is expected to be received in the next few weeks.

The Group has also chosen the most advanced approach (AMA) in respect of operational risk. In 2007, on behalf of the Bank of Italy, the Austrian Financial Market Authority carried out an on-site assessment of the AMA pursuant to Section 70 (1) 3 of the Austrian Banking Act. The review focused on the organisational structure and processes used for limiting operational risk, and on the related control environment. The on-site review took place from the beginning of June until the beginning of August, with some interruptions.

As in the area of credit risk, the review of operational risk was completed with the transmission of a positive opinion to the Bank of Italy, together with a recommendation for approval of the use of the AMA. The Bank of Italy's approval at UniCredit Group level is expected to be available in the next few weeks.

Austrian subsidiaries

All Austrian subsidiaries in the new Group structure will use the standardised approach from 2008. From a current perspective, for reasons of materiality, it is not planned to switch to one of the IRB approaches.

CEE subsidiaries

The CEE subsidiaries will also start with the Basel II standardised approach in 2008. Given the Group's decision to use the IRB approach, efforts will of course be made to switch to the advanced IRB approach at most of the CEE subsidiaries. A high-level roll-out plan for the gradual switch to the IRB approaches has been drawn up with all CEE subsidiaries and communicated to the supervisory authorities involved. The CEE subsidiaries, in cooperation with the BA-CA sub-holding company, will refine the plan on an ongoing basis in 2008. These activities and the beginning implementation and completion of the apppropriate IT and rating systems as well as the start of the required time series collection will be focal areas of the Group-wide Basel II programme in 2008. Measures have been initiated together with the two new subsidiaries in Kazakhstan and Ukraine to ensure step-by-step compliance with the standardised approach.

Following an implementation phase which lasted about five years, BA-CA AG has successfully completed work on meeting the legal requirements under the EU's Capital Requirements Directive in connection with Basel II. In the next few years, in addition to ongoing compliance-related activities in BA-CA AG, the bank will roll out the quality standards for risk management instruments, reporting and compliance in the sub-group with a view to ensuring uniform Group-wide implementation and Group-wide consistency.

(58a) Market risk

Market risk management encompasses all activities in connection with our Markets & Investment Banking operations and management of the balance sheet structure in Vienna and at Bank Austria Creditanstalt's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Management Board and the committees (including MACO) designated by the Management Board. At Bank Austria Creditanstalt, market risk management includes ongoing reporting on the risk position, limit utilisation, and the daily presentation of results of Markets & Investment Banking operations.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk, other factors of equal importance are stress-oriented sensitivity and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by Strategic Risk Management. Ongoing refinement work includes reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Management Board and by MACO, and adjusting the system to general market developments. In this context a product introduction process has been established in which risk managers play a decisive role in approving a new product. The "NoRISK" risk model, approved by the supervisory authorities since 1998, is used for computing capital requirements; in contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (confidence interval of 99%, 10-day holding period) and additionally the multiplier determined as part of the model review is applied. The risk model covers all major risk categories: interest rate risk and equity position risk (both general and specific risk), exchange rate risk and commodities position risk.

In 2007, the standard risk report presented at MACO's weekly meetings was adjusted to the structure of the UniCredit-wide MIB risk report and thus covers the same (stress) sensitivities in addition to VaR figures. Regular and specific stress scenario calculations complement the information provided to MACO/ALCO and the Management Board. Macro scenarios show the potential adverse impacts of global developments with specific effects on the respective risk categories, while stress sensitivities of individual risk factors or groups of risk factors show the potential adverse impacts on partial market segments. Stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of such fluctuations and a liquidity disruption in specific products and risk factors on the bank's results. These assumptions of extreme movements are dependent on currency, region, liquidity and the credit rating, and are set by Strategic Risk Management on a discretionary basis after consultation with experts in other areas of the bank (e.g. research, Treasury).

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in IFRS-based profit and the marking to market of all investment positions regardless of their recognition in the IFRS-based financial statements ("total return"). The results are available to Bank Austria Creditanstalt's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency. The new regulatory approach to prudent valuation in the trading book is also implemented primarily by Strategic Risk Management and further developed on an ongoing basis through cooperation within UniCredit Group (first application in December 2006).

In Vienna, Bank Austria Creditanstalt uses the "MARCONIS" system developed by the bank itself to completely and systematically review the market conformity of its trading transactions. This tool is also used by all CEE banking subsidiaries with market risk activities.

Value-at-risk movements (1 day, confidence interval of 99%) in 2007 reflected the acquisition of a number of banks and their inclusion in BA-CA's group of consolidated companies in the course of the year (initially UniCredit banking subsidiaries and, later on, acquisitions of banks outside UniCredit Group). The significant rise in VaR in March resulted mainly from the integration of Yapı Kredi (Turkey), and the increase in November was due to the integration of ATF (Kazakhstan). Overall, the integration of the new banking subsidiaries led primarily to a rise in Total Return VaR, while the increase in risk in the trading book was comparatively small.

Risk report (CONTINUED)

The results of the internal model based on VaR (1 day, confidence interval of 99%) in 2007 moved between € 16.7 m and € 58.7 m for the BA-CA Group. The average Total Return VaR was € 35.2 m, significantly higher than the comparative figure for the previous year (€ 19.8 m). The average VaR in the trading book only rose to a level of € 12.3 m (from € 10.3 m in the previous year). As in previous years, the risk report includes the non-trading driven equity positions of the bank's investment books and the hedge-fund positions. Credit spread risk and interest rate risk account for most of the total risk of the Bank Austria Creditanstalt Group.

VaR of the Bank Austria Creditanstalt Group in 2005–2007 (€ m)


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40
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0
avg. 16.8
avg. 19.8
avg. 35.2
avg. 9.8
avg. 10.3
avg. 12.3
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sept. 05
Oct. 05
Nov. 05
Dec. 05
Jan. 06
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April 06
May 06
June 06
July 06
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Jan. 07
Feb. 07
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April 07
May 07
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July 07
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Dec. 07
Total Return VaR
VaR in the trading book

VaR of the Bank Austria Creditanstalt Group by risk category (€ m)

RISK CATEGORY	MINIMUM	AVERAGE	MAXIMUM	YEAR-END
Interest rate risk	6.6	21.6	43.0	38.4
Credit spread	9.2	24.2	41.2	32.2
Exchange rate risk	0.7	2.3	5.1	1.8
Equity risk/trading	1.2	2.3	4.2	2.4
Emerging markets/high yield	0.8	1.6	2.9	1.2
Hedge funds	3.7	5.0	6.3	4.7
Equity risk/investment	5.6	9.7	13.1	10.6
Commodities position risk	0.0	0.0	0.0	0.0
Vega risk	0.8	2.2	5.9	3.4
TOTAL 2007	**16.7**	**35.2**	**58.7**	**49.9**
TOTAL 2006	**15.3**	**19.8**	**24.7**	**19.6**

In addition to VaR, risk positions of the Bank Austria Creditanstalt Group are limited through volume limits. As part of daily risk reporting, detailed "Trader Reports" are prepared for a large number of portfolios, with updated and historical information made available to all risk-takers and the respective heads of departments via the Intranet. The comprehensive statistical data on VaR made available in addition to limit-relevant 99% quantile figures include the average of scenario results beyond the 99% quantile mark, providing an indication of the magnitude of events for which the probability of occurrence is very low. In addition to limit-relevant overall simulation runs, the results of about 30 partial simulation runs are recorded daily in the risk database. Partial simulation runs simulate specific risk classes while keeping others constant. The combination of portfolios and partial simulation runs enable the bank to analyse all major risk components on a daily basis and over time.

As at 31 December 2007, the entire interest rate position of the Bank Austria Creditanstalt Group (trading and investment) for major currencies was composed as follows (the table below shows basis point values over € 500):

Basis point values of the Bank Austria Creditanstalt Group (in €)

€		AS AT 31 DECEMBER 2007						ANNUAL AVERAGE, MINIMUM/MAXIMUM		
		UP TO 1 MONTH	1 MONTH TO 3 MONTHS	3 MONTHS TO 1 YEAR	1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM	MINIMUM	ABSOLUTE AVERAGE
Western Europe	EUR	−41,070	−23,054	8,013	−754,332	−455,679	−1,266,123	−386,089	−1,648,658	965,204
	CHF	40,740	−36,006	−59,578	−37,527	−16,605	−108,975	139,264	−173,668	70,916
	DKK	38	16	−296	12	–	−230	1,138	−876	461
	GBP	−897	416	−25,857	−108,630	124,622	−10,346	19,389	−104,851	45,605
	NOK	104	588	−190	2	–	505	987	−1,143	494
	SEK	314	1,719	−853	−95	–	1,085	5,448	−2,199	3,168
New EU countries	CZK	−6,121	−24,962	18,325	−3,027	−36,949	−52,734	169,427	−359,290	31,080
	HUF	−204	−1,240	7,756	−47,691	−38,383	−79,762	24,201	−132,622	53,339
	PLN	−6,333	−1,643	46,340	−35,570	16,661	19,455	67,222	−73,153	27,896
	SKK	−2,230	1,695	604	−16,109	96,445	80,406	175,772	−32,307	75,408
Central and Eastern Europe incl. Turkey	BAM	−115	−702	−493	32	−2,294	−3,572	7,909	−3,642	2,368
	BGN	1,171	−298	−7,496	−37,256	−29,934	−73,813	1,989	−81,301	53,334
	HRK	−12,087	−3,404	−22,472	−111,965	−98,689	−248,618	−5,639	−252,307	147,336
	KZT	625	−164	−8,989	−59,963	−240,898	−309,389	14,462	−342,848	37,678
	LVL	−16	−625	−2,144	1,290	−636	−2,131	3,077	−6,252	2,591
	RON	7,560	−3,205	−2,444	−16,545	−8,917	−23,551	9,242	−77,613	27,536
	RSD	−446	−1,639	−1,762	35	–	−3,813	1,895	−4,939	2,180
	RUB	3,433	−9,820	−49,104	−189,723	−35,602	−280,817	−5,244	−310,099	179,607
	TRY	604	−19,614	−50,634	−175,277	−29,557	−274,478	165,229	−285,226	163,928
	UAH	−63	214	−6,372	1,073	–	−5,148	2,596	−79,284	4,865
Overseas – highly developed countries	USD	10,895	−57,767	33,954	−843,832	−202,549	−1,059,299	−205,021	−1,521,650	1,094,460
	CAD	1,122	−4,297	6,233	−1,578	86	1,567	3,508	−52,021	22,826
	AUD	−854	1,069	−31,562	–	–	−31,347	4,063	−40,945	12,510
	NZD	−1,108	−19	−13,133	5	–	−14,254	−44	−17,695	4,723
	JPY	77	−2,424	−11,339	28,199	−14,642	−130	109,118	−69,037	26,533
Other countries	AED	−27	2	1,148	–	–	1,123	1,249	−384	283
	EGP	−2	−1	–	−383	–	−386	−386	−743	558
	HKD	−51	−31	76	–	–	−6	3,081	−82	128
	ILS	98	−27	−48	−2,674	–	−2,650	36	−3,098	1,231
	ISK	165	178	49	−90	–	303	1,395	303	740
	SAR	−23	–	581	–	–	559	648	−52	73
	XAU	279	680	3,658	–	–	4,617	27,524	4,617	14,349
	ZAR	−67	−5	−3,290	−1,617	−48	−5,027	27,732	−19,423	7,444
	BPV<500	138	−135	−584	−196	1	−775	416	−462	929
TOTAL		**−4,350**	**−184,505**	**−171,903**	**−2,413,432**	**−973,565**	**−3,747,754**			**3,081,778**

Risk report (CONTINUED)

In 2007, Bank Austria Creditanstalt's positions reflected acquisitions of additional subsidiaries in CEE. In addition to EUR, an important currency for these units in terms of interest is USD. RUB, TRY and HRK also gained in importance, reflecting the size of our new subsidiaries; most of the related interest rate sensitivity is in the banking book (not in the trading book).

By analogy to the detailed presentation of basis point positions in the interest rate sector, daily reporting presents details of credit spread by curve and maturity band (the bank currently uses more than 500 credit spread curves for its risk calculations).

Spread basis-point values of the Bank Austria Creditanstalt Group (in €)

		ANNUAL AVERAGE, MINIMUM/MAXIMUM		
SP-BPVS	SECTOR	MAXIMUM	MINIMUM	ABSOLUTE AVERAGE
Main sectors	Financial services	−790,028	−2,158,605	1,635,456
	ABS and MBS	−1,347,797	−1,946,198	1,809,718
Corporates	Industrial	−161,699	−365,842	283,442
	Automobiles	−13,479	−170,110	41,809
	Consumer goods	38,264	−55,194	31,016
	Pharmaceutical	−84,006	−242,174	126,365
	Telecommunications	30,211	−85,938	39,212
	Energy & utilities	−121,690	−235,495	185,882
	Other (e.g. merchandising)	−15,127	−1,932,784	887,056
Treasury-near	Treasuries – EU	−1,221,671	−1,763,009	1,370,970
	Treasuries – new EU countries	−478,815	−1,102,510	765,259
	Treasuries – CEE & emerging markets	−19,137	−1,652,981	1,290,857
	Treasuries – developed countries overseas	74,268	−48,857	11,778
	Treasuries – agencies & supranationals	−7,725	−152,575	63,124
	Municipals & German Jumbo	−375,493	−1,677,641	593,779
TOTAL		**−7,079,524**	**−10,498,609**	**9,109,080**

Measured by the total basis-point value, the BA-CA Group's credit spread position in 2007 moved between € 7 m and € 10 m. Corporates and financials of investment grade continue to account for the largest part of the credit spread positions. However, as a result of the acquisition of new banking subsidiaries, the proportion of government bonds rose in 2007 (especially in CEE and emerging markets). Within corporates and financials, positions with a very good rating predominate. Within ABS and MBS, which are a focus of management attention due to the US real estate crisis, positions with excellent ratings (about 99% AA and better, over 90% AAA) and positions of a less recent nature predominate.

Despite the good rating structure of the portfolio, the BA-CA Group also felt the negative impact of the crisis in 2007: this applies to the specialised ABS/MBS sector and to the other credit trading sector of financials and corporates. As these positions are maintained in BA-CA's trading book, the market value declines associated with the crisis are already included and recognised in net trading, hedging and fair value income. There was no change in the valuation methods applied. Losses recorded in the credit spread sector were thus largely offset by other trading activities and were also in line with the results of regularly performed market risk stress analyses. Although the stress scenarios used so far indicated the losses incurred in this area, the crisis prompted the bank to review the macro scenarios used by it; this led to stricter stress assumptions being adopted especially for AAA rating classes.

The US sub-prime sector is of little significance for the BA-CA Group. There are no direct loans in this sector, and the end-of-2007 market value of investments in sub-prime related RMBSs and CDOs was about € 83 m and € 29 m, respectively. More than 99% of this total volume is rated AAA. All CDOs were issued before 2006. Ongoing redemptions are steadily reducing the volume. Therefore losses incurred on these assets in 2007 have a low impact on BA-CA. As part of fair value adjustments, additional liquidity reserves were recognised in net trading, hedging and fair value income in 2007. The latter applies to securities based on sub-prime assets and to the other part of the ABS & MBS book.

Bank Austria Creditanstalt has invested in hedge funds through its subsidiary Bank Austria Cayman Islands since 1999. Market-neutral and event-driven strategies account for the highest proportion of total volume, most of which is invested in funds of funds. The proportion of directional strategies is low compared with the industry average, and the applied leverage is also limited at a comparatively low level. The investment guidelines, which define major risk parameters, are an important management tool in this sector. Compliance with the investment guidelines and daily reviews of valuation results are assured by the risk management unit at Bank Austria Cayman Islands within central risk management guidelines laid down in Vienna.

In addition to the hedge fund activities on Cayman Island, Bank Austria Creditanstalt invested in hedge funds as part of its equity trading operations. With these investments, which were primarily driven by equity long/short strategies, the BA-CA Group aims to better diversify equity-related activities, thereby complementing the focal areas in Austria and the CEE countries. Investment decisions are prepared by a hedge fund research team of UniCredit CAIB AG. This business is conducted within guidelines defining standards in respect of maximum investment, investment diversification, relative size of holding in the fund and strategy, approach to due diligence and fund selection. The positions are integrated in the risk calculations of Bank Austria Creditanstalt and are monitored on an ongoing basis. In almost all cases, investment volume per fund is a single-digit million euro amount.

Capital requirements for market risk

Bank Austria Creditanstalt's risk model is subjected to daily backtesting in accordance with regulatory requirements. The model results are compared with changes in value on the basis of actually observed market fluctuations. As the number of backtesting excesses (negative change in value larger than model result) has been within the range permitted by law ever since the model was introduced, the multiplier need not be adjusted. In 2007, no backtesting excess was recorded.

Backtesting results for the trading book, 2005–2007 (€ m)


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Jan. 05
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Change in value
Model result

Risk report (CONTINUED)

Market risk management in CEE
At Bank Austria Creditanstalt, market risk management covers the activities in Vienna and the positions at the bank's subsidiaries, especially in Central and Eastern Europe. These subsidiaries have local risk management units with a reporting line to Strategic Risk Management. Uniform processes, methods, rules and limit systems ensure consistent group-wide risk management adjusted to local market conditions.

The "NoRISK" risk model has been implemented locally at major units (Czech Republic, Slovakia, Hungary, Bulgaria, Russia, Turkey), and a daily risk report is made available to the other units. The web application "ERCONIS" records the daily business results of treasury activities in CEE. In line with a total-return approach, measurements of the performance of subsidiaries include income generated by the subsidiaries and the valuation results of the banking book.

To avoid risk concentrations in the market risk position, especially in tight market conditions, Bank Austria Creditanstalt has implemented at its subsidiaries Value-at-Risk limits and position limits for exchange rate risk, interest rate risk and equity risk, which are monitored daily. The monitoring of income trends at subsidiaries by means of stop-loss limits provides an early indication of any accumulation of position losses.

The timely and continuous analysis of market risk and income is the basis for integrated risk-return management of treasury units at subsidiaries.

VaR 2007 of treasury units in CEE (in €)

	VALUE AT RISK 2007		
	MINIMUM	MAXIMUM	AVERAGE
Bulgaria	−378,052	−3,575,225	−1,889,093
Serbia	−70,920	−811,393	−230,161
Czech Republic	−922,383	−3,637,647	−1,410,854
Croatia*)	−1,550,768	−6,269,053	−4,303,762
Hungary	−820,652	−2,308,340	−1,240,998
Kazakhstan	−26,423,754	−39,614,970	−32,499,653
Latvia	−299,314	−712,055	−470,218
Romania	−130,161	−1,217,236	−427,494
Russia	−1,391,706	−6,469,723	−2,965,705
Slovenia	−19,094	−1,016,638	−405,552
Slovakia	−244,658	−942,284	−487,651
Turkey	−12,817,630	−24,311,758	−19,304,810
CEE LIMIT	**−1,854,316**	**−48,969,578**	**−20,704,589**

*) incl. CPB, UniZABA, ZABA, NBB, PSS

Market risk limit utilisation in CEE averaged about 30% in 2007, rising to 66% towards the end of the year as a result of the integration of ATF Bank in Kazakhstan and higher market volatility. Thus the CEE subsidiaries accounted for an average 50% of the Group's market risk. The relative increase of the CEE proportion of market risk in the Group is explained by the acquisition of Yapı Kredi Bank in Turkey and of ATF Bank in Kazakhstan.

In addition, short-term and medium-term liquidity management is performed centrally for subsidiaries through position limits.

The CEE subsidiaries of UniCredit Group were included in BA-CA's global market risk system through various integration projects in 2007. In the Czech Republic, Slovakia, Romania and Bulgaria, the banks of UniCredit and BA-CA were integrated in terms of technology and organisation. In Russia, Croatia, Latvia and Turkey, the banking subsidiaries of UniCredit and HVB were transferred to BA-CA's market risk environment. This ensures uniform rules, processes and risk measurement methods across the larger group.

The Bank Austria Creditanstalt Group has gained strong integration expertise through numerous integration projects carried out over the past years. Integrated market risk systems enable BA-CA to integrate additional units within the BA-CA Group's risk management framework in the future.

Management of balance sheet structure
Interest rate risk, market risk and liquidity risk as well as contribution margins from customer transactions are attributed to the bank's business divisions in line with the principle of causation through a matched funds transfer pricing system applied throughout the Group. ALCO ensures that the bank's overall maturity structure is optimised, with the results from maturity transformation being reflected in the Markets & Investment Banking Division. Factors taken into account in this context include the costs of compensation for assuming interest rate risk, liquidity costs and country risk costs associated with foreign currency financing at CEE subsidiaries.

Products for which the material interest-rate and capital maturity is not defined, such as variable-rate sight and savings deposits, are modelled in respect of investment period and interest rate sensitivity by means of analyses of historical time series, and taken into account in the bank's overall risk position. Interest rate sensitivities are determined and taken into account in hedging activities, which results in a positive contribution to profits from customer business.

To assess its balance sheet structure, the bank uses the Value-at-Risk approach, complemented by a scenario analysis covering subsequent quarters and years. The bank thus also follows the Basel II recommendation concerning the simulation of future net interest income under different interest rate scenarios ("earnings perspective").

In the earnings perspective analysis, simulations of the future development of net interest income and of the market value of the banking book are generally based on assumptions regarding volume and margin developments under different interest rate scenarios. Parallel interest rate shocks as well as inversions and low-interest-rate scenarios can be analysed to identify their possible impact on the bank's net interest income and market value.

The analyses performed as at December 2007 show that a decline in interest rates in all currencies would have the strongest impact on the bank's net interest income. This is a typical feature of commercial banks, given the interest rate remanence on the liabilities side of banks' balance sheets (sight deposits, equity).

The rules of the New Basel Capital Accord ("Basel II") require the measurement at Group level of "interest rate risk in the banking book" in relation to the bank's capital by comparing a change in the market value of the banking book after a 2% interest rate shock with the bank's net capital resources. In the event that such an interest rate shock absorbs more than 20% of a bank's net capital resources, the bank supervisory authority could require the bank to take measures to reduce risk.

A 2% interest rate shock would absorb about 4% of the Group's net capital resources; this calculation also includes the current investment of equity capital as an open risk position. This means that the figure for Bank Austria Creditanstalt is far below the outlier level of 20%.

(58b) Liquidity risk
In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity requirements (warning level). In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis.

In medium-term and long-term liquidity management, liquidity inflows over 1 year and over 5 years must cover a minimum of 90% of expected liquidity outflows during these periods. This warning level must be observed at Group level. At BA-CA Group level, the relevant figures as at year-end 2007 were 0.96 for >1 year and 0.94 for >5 years.

For the purpose of short-term liquidity management, the BA-CA Group and each bank have implemented volume limits for the first five business days, for two weeks and for the entire first month of the period to maturity. Short-term liquidity management covers Treasury

Risk report (CONTINUED)

transactions and the securities portfolio of the respective bank. This limit was observed at all times. The liquidity strain in the wake of the sub-prime crisis did not lead to any major negative changes in this respect.

Liquidity costs are part of the reference rate system. The applicable alternative costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of our business.

(58c) Counterparty risk

For the purposes of portfolio management and risk limitation in the derivatives business with banks and customers, and on the basis of our internal market risk model, the bank has set up a new Monte Carlo path simulation to estimate the potential future exposure at portfolio level for each counterparty. The calculations are based on market volatility, correlations between specific risk factors, future cash flows and stress considerations. Netting agreements and collateral agreements are also taken into account for simulation purposes.

The simulation calculations are performed for all major types of transactions, e.g. forward foreign exchange transactions, interest rate instruments, equity-related instruments and credit derivatives. Commodity derivatives and repurchase agreements are taken into account with an add-on depending, for example, on the maturity. The bank applies a confidence interval of 97.5%.

At the end of 2007, derivative transactions resulted in the following exposures:

Exposures	(€ m)
Banks	3,267
Corporates/Retail	1,152
CEE	811
TOTAL	**5,230**

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely group-wide basis. In addition to the potential future exposure, the path simulation also enables the bank to calculate the average exposure and the modified average exposure pursuant to Basel II, as well as the effective maturity of the exposure to each counterparty. This makes it possible to integrate counterparty risk in an internal model compliant with Basel II.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses. Management takes proper account of default risk, especially in view of the significant increase in business volume, despite the good average credit rating of our business partners in the derivatives business.

(58d) Credit risk

The organisational changes through which the CEE subsidiaries of UniCredit and HVB were integrated in the BA-CA sub-group in 2007 also involved changes in the composition of net writedowns of loans and provisions for guarantees and commitments.

For the BA-CA sub-group, which grew significantly in the previous year, net writedowns of loans and provisions for guarantees and commitments were about € 483 m in 2007, down by about € 200 m from the 2006 figure not adjusted for one-off effects. As a percentage of the total volume of loans outstanding, the provisioning charge was 0.22%, compared with 0.23% based on the previous year's figure adjusted for one-off effects.

At BA-CA AG, the provisioning charge was about € 262 m, considerably lower than in 2006, a year that was characterised by significant one-off effects.

In the Retail business segment, the measures taken in previous years started to have positive effects. At about € 208 m, net writedowns of loans and provisions for guarantees and commitments were significantly below the budget level, not least because of the positive effects from the sale of loans.

This transaction involved the sale to several investors of a nominal volume of about € 850 m. This sale and improved risk processes had a favourable influence on net writedowns of loans and provisions for guarantees and commitments. Further improvements in risk systems and processes are planned for 2008 with a view to further improving the provisioning charge in this business segment.

In the Corporates Division, net writedowns of loans and provisions for guarantees and commitments were about € 66 m, which was again a very satisfactory level matching the 2006 figure adjusted for one-off effects. While the number of business insolvencies continued to decline, they tended to involve larger amounts. Nevertheless, thanks to successful restructuring efforts, which even led to net releases of provisions in the Real Estate and Financial Institutions sectors, the provisioning charge in the Corporates Division was kept at a low level.

In 2007, net writedowns of loans and provisions for guarantees and commitments of the banking subsidiaries in Central and Eastern Europe reflected the strong influence of the acquisition of the CEE subsidiaries previously held by Bayerische Hypo- und Vereinsbank (in the Baltic countries and in Russia) and by UniCredit S. p. A. (in Bosnia, Bulgaria, Croatia, the Czech Republic, Romania, Slovakia and Turkey). Including provisions made at BA-CA AG for this region, the provisioning charge reached about € 211 m. For this reason, a comparison of results for 2007 with previous years is of limited informative value. The new subsidiary in Kazakhstan is included in the provisioning charge for 2007 on a pro-rata time basis.

Overall, there was a satisfactory trend in risk costs in Central and Eastern Europe. On the basis of further refined risk management instruments and methods, and as economic conditions in the region remained stable, the ambitious targets were surpassed although lending volume rose strongly, especially in retail banking.

For BA-CA AG and all units that already use the Basel II default definition, impaired assets are loans and receivables which are in default also according to the Basel II definition. In Central and Eastern Europe, the risk categories which the respective central bank requires banks to use for the classification of loans and receivables are reconciled with the various categories of "impaired assets" as defined by the Bank of Italy.

Positive assessment of A-IRB compliance by Austrian Financial Market Authority concerning rating systems applied for by the bank

The rating systems applied for by BA-CA AG in respect of the advanced internal ratings-based (A-IRB) approach were positively assessed in the framework of the Basel II programme by the Austrian Financial Market Authority upon completion of the regulatory review at the beginning of 2008. The term "rating system" covers all methods, processes, controls, data collection systems and data processing systems used for assessing credit risk, assigning loans and receivables to rating classes, and to quantify estimates of defaults and losses in respect of specific types of loans and receivables.

Balance sheet exposure: gross and net values (€ m)

	AMOUNTS AS AT 31 DEC. 2007			
	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
Balance sheet exposure				
Financial assets held for trading	19,092	–	–	19,092
Financial assets at fair value through profit or loss	935	–	–	935
Available-for-sale financial assets	10,862	–1	4	10,864
Held-to-maturity investments	7,623	–	–	7,623
Loans and receivables with banks	38,040	–33	–	38,007
Loans and receivables with customers	118,910	–2,920	–650	115,341
Hedging instruments	1,147	–	–	1,147
Financial instruments classified als held for sale	1,123	–	–	1,123
TOTAL	**197,732**	**–2,955**	**–646**	**194,131**

Distribution of on-balance and off-balance sheet exposure (book values)		(€ m)
	GROSS EXPOSURE	NET EXPOSURE
Balance sheet exposures		
Non-performing loans	3,034	604
Doubtful loans	1,299	1,092
Restructured exposures	652	306
Past due exposures	120	119
Country risk	2	2
Other exposures	192,626	192,008
TOTAL BALANCE SHEET EXPOSURE	**197,732**	**194,131**
Off-balance sheet exposures		
Impaired	227	121
Other exposures	41,849	41,799
TOTAL OFF-BALANCE SHEET EXPOSURE	**42,076**	**41,919**

Credit risk methods and instruments
Very important factors in the credit approval process are a detailed assessment of risk associated with each loan exposure, and the customer's credit rating in particular. Every lending decision is based on a thorough analysis of the loan exposure, including an evaluation of all relevant factors. Following the initial loan application, the bank's loan exposures are as a rule reviewed once a year. If the borrower's creditworthiness deteriorates substantially, shorter review intervals are obligatory.

For internal credit assessment in Austria and by Bank Austria's banking subsidiaries in CEE, the bank uses various rating and scoring models (for calculating the parameters PD, LGD and EAD on the basis of models specifically developed for these purposes)* for the customer/business segments to be assessed, in line with the various asset classes pursuant to Section 22b of the Austrian Banking Act, the Solvency Regulation and Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions. There are country-specific or region-specific models (e.g. for corporate customers, retail customers) and global models (e.g. for sovereigns, banks). The assessment of a loan exposure is based on data from the respective company's financial statements and on qualitative factors.

The various rating and scoring models provide the basis for efficient risk management of the BA-CA Group and are embedded in all decision-making processes relating to risk management. They are also a key factor for capital required to be held against risk-weighted assets. Great attention is given to consistency in the presentation for supervisory purposes and the requirements of internal control.

All internal rating and scoring systems are monitored on an ongoing basis and are subject to regular validation on an annual basis, including a review to verify if the rating/scoring system provides a correct representation of the risks to be measured. All model assumptions are based on multi-year statistical averages for historical defaults and losses.

With risk-adjusted pricing and a stronger focus on risk management, we aim to constantly improve the diversification and the risk/earnings ratio of the portfolio. For real estate customers, the customer-related rating is complemented by a transaction rating.

Bank Austria uses a scoring system for retail customers. The automated rating tool is used for assessing, monitoring and managing the large number of loan exposures to private customers, small businesses, independent professionals and non-profit organisations. Retail scoring comprises an application scoring procedure based on effective and recognised mathematical and statistical methods, and a behaviour scoring procedure taking into account such factors as amounts received in the account and customers' payment practices. The scoring system for retail customers provides information that is updated on a monthly basis. This gives the bank an accurate tool for lending decisions and early recognition of risk. Automated data processing helps Bank Austria to reduce costs required for credit control while accelerating lending decisions.

*) PD = Probability of Default; LGD = Loss Given Default; EAD = Exposure at Default

Balance-sheet and off-balance sheet exposure by external rating class (book values)								(€ m)
	AMOUNTS AS AT 31 DEC. 2007							
	EXTERNAL RATING CLASSES							
	AAA/AA–	A+/A–	BBB+/BBB–	BB+/BB–	B+/B	LOWER THAN B–	NO RATING	TOTAL
On-balance-sheet exposures	42,204	30,643	23,797	21,001	6,182	1,854	68,450	194,131
Guarantees given and commitments	6,827	3,180	4,669	3,795	771	197	22,480	41,919
TOTAL	**49,031**	**33,823**	**28,466**	**24,795**	**6,953**	**2,052**	**90,930**	**236,050**

Balance-sheet and off-balance sheet exposure by internal rating class (book values)						(€ m)
	31 DEC. 2007					
	INTERNAL RATING CLASSES					
	A	B	C	D	E	F
On-balance-sheet exposures	39,312	21,679	15,869	22,297	6,514	9,042
Guarantees given and commitments	7,812	3,444	4,870	5,109	2,469	1,290
TOTAL	**47,124**	**25,123**	**20,739**	**27,406**	**8,982**	**10,332**

	31 DEC. 2007						
	INTERNAL RATING CLASSES				IMPAIRED ASSETS	NO RATING	TOTAL
	G	H	I	J			
On-balance-sheet exposures	6,803	8,748	7,238	1,264	2,123	53,245	194,131
Guarantees given and commitments	2,395	2,025	1,537	338	121	10,508	41,919
TOTAL	**9,198**	**10,773**	**8,775**	**1,602**	**2,243**	**63,753**	**236,050**

Credit Treasury

Since the implementation of Credit Treasury (CT; former Active Credit Portfolio Management ACPM) a predefined corporate segment of customers is actively managed according to capital market principles, in addition to the unchanged credit process for credit risks. By mapping the credit risk from customer business through a reference structure derived from maturity-matched market prices a risk adequate pricing of this portfolio segment is secured, accompanied by efficient capital market control. In Credit Treasury, the risk positions are aggregated and the bank's credit risk profits are optimised. By actively hedging and re-investing, Credit Treasury is to widen the portfolio's diversification, and contributes to an improvement of the risk-return profile.

The weekly Credit Treasury Committee, analogously to the Market Risk Committee (MACO), serves to actually steer business in regard to the risk-return situation in Credit Treasury as well as to adapt limits and to decide on positions.

In 2007 Credit Treasury executed two synthetic securitisations relating to Austrian and international corporate loans.

(58e) Operational risk

Analogous to Basel II, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other catastrophes, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud will be subject to more accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Loss data are collected, and processes are optimised, in close coordination and cooperation with other departments and units including Internal Audit, the Compliance Office, Legal Affairs and the insurance sector. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

In the same way as for other types of risk, in addition to central risk controlling, Bank Austria Creditanstalt – like UniCredit – has built up a decentralised risk management network of contacts within Divisions and at subsidiaries (OpRisk Managers). While the main task of central risk management is to define the methods used and to perform risk measurement and analysis, risk managers working on a decentralised basis are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

Pursuant to Section 70 (1) 3 of the Austrian Banking Act, the Austrian Financial Market Authority (FMA) carried out an on-site supervisory assessment of the advanced approach in 2007. The review focused on the organisational structure and processes used for limiting operational risk, and on the related control environment. The on-site review, carried out by the FMA on behalf of the Bank of Italy, took place from the beginning of June until the beginning of August, with some interruptions.

Quite generally, the organisation of operational risk management at BA-CA has been established at a high quality level. A network of independent functions and teams are involved in managing and controlling risks, providing the Management Board with sufficient information on the risk situation and enabling the Management Board to manage risk. Improvements with regard to the extended documentation requirements for scenarios, risk indicators and the analysis of the general ledger for operational risk relevance as well as an ongoing expansion and strengthening of the functions of divisional Operational Risk Managers will take place in the course of 2008.

In the same way as for credit risk, following completion of the regulatory assessment of operational risk, the final opinion was sent to the Bank of Italy, together with a positive recommendation concerning approval for the use of the AMA. The Bank of Italy's approval at UniCredit Group level is expected to be received in the next few weeks.

In 2008, activities with regard to operational risk will focus on

- implementing the requirements under the regulatory reviews in Italy, Austria and Croatia,
- supporting the units pursuant to the AMA rollout plan in implementing the regulatory reviews for Basel II implementation in cooperation with UniCredit Group,
- deepening cooperation with the ORX loss data consortium and with the RMA with a view to developing and implementing best practice in the area of operational risk,
- expanding the operational risk management system with a view to integrating the general ledger analysis and integrating the local regulatory reports,
- further analysis of the existing insurance coverage of our Group and establishment of a strategic insurance programme.

(58f) Business risk

Business risk is defined as unexpected adverse changes in business volume and/or margins which cannot be attributed to other types of risk. Adverse changes result mainly from a significant deterioration in market conditions, changes in the competitive position or customer behaviour, and from changes in the legal environment.

Business risk measurement thus measures the influence of external factors on a decline in profits and the effect on the market value.

As part of general income and cost management, operational management of business risk is the responsibility of the individual business units.

(58g) Risks arising from the bank's shareholdings and equity interests

In dealing with this type of risk, Bank Austria Creditanstalt takes into account market price fluctuations in its equity holdings in listed and unlisted companies.

Not included are equity interests in operating subsidiaries of the Group because risks associated with such companies are determined and recorded under the various other risk types.

The portfolio includes various strategic investments and real estate companies; real estate holding companies are taken into account in real estate risk.

Generally, Value at Risk is determined on the basis of market values and volatilities of the relevant equity interests. For shares in unlisted companies the bank uses book values and volatilities of relevant stock exchange indices and takes account of residual variances.

(59) Legal risks

Provisions have been made for pending legal risks in line with the estimated probability of costs arising from litigation.

No provisions have been made, inter alia, for the following pending legal proceedings due to the low probability of claims being lodged. An outflow of funds cannot, however, be excluded in these cases, either:

- Action brought by the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary in Zurich.
- Action brought by Valauret S.A. in Paris on the grounds of alleged involvement of Creditanstalt AG (now merged with Bank Austria Creditanstalt AG) in wilful deception in connection with a French joint stock company as a result of which the plaintiffs incurred losses through a loss in value of shares acquired by it in the joint stock company.
- An appeal with suspension of collection was lodged against the official notices on liability (capital yields tax) issued in connection with individual securities transactions for the periods 2005, 2006 and January to September 2007.

(60) Legal actions brought and legal proceedings

Legal actions for rescission and declaration of nullity
Three legal actions for rescission and declaration of nullity were brought against the resolutions adopted at the Annual General Meeting on 3 May 2007 concerning

- approval of the acts of the members of the Management Board of BA-CA
- approval of the acts of the members of the Supervisory Board of BA-CA
- transfer to UniCredit of the bearer shares held by minority shareholders of BA-CA against cash compensation in accordance with the provisions of the Austrian Squeeze-out Act

and against the rejection of a special audit to ascertain if the issue price set in December 2006 by the Management Board with the consent of the Supervisory Board for the capital increase against contribution in kind was adequate.

By decision of the Commercial Court of Vienna dated 7 February 2008, these proceedings were linked for joint hearing and decision pursuant to Section 197 (3) of the Austrian Joint Stock Companies Act.

In the pending proceedings, the court examines if the contested resolutions are to be declared null and void or are lawful resolutions. In these proceedings, the court will not make a decision on the adequacy of the cash compensation offered by UniCredit to minority shareholders of BA-CA for their bearer shares. A review of the adequacy of the cash compensation can only be applied for after registration of the shareholders' resolution in the Austrian Register of Firms. Such a review procedure would not relate to BA-CA AG but to the shareholders' sphere.

Proceedings before the Austrian Takeover Commission
Following an application by one shareholder in BA-CA AG, the Austrian Takeover Commission, by its decision dated 16 April 2007, initiated proceedings against UniCredit and BA-CA AG. As far as BA-CA AG is concerned, the object of these proceedings is to ascertain if the statement made by the Management Board of BA-CA AG in September 2005 was in compliance with the legal requirements or if material parts of the statement, especially with regard to Bank BPH remaining within the BA-CA Group in the future, were incomplete, misleading or incorrect. Since initiating the proceedings, the Austrian Takeover Commission has not taken any further steps.

(61) Information on the squeeze-out pursuant to the Austrian Federal Act on the Squeeze-out of Minority Shareholders (Gesellschafterausschlussgesetz) of the holders of bearer shares in Bank Austria Creditanstalt AG

On 26 March 2007, the fair cash compensation for the squeeze-out was set at € 129.40 per bearer share. The cash compensation was determined on the basis of a report by "Deloitte Valuation Services GmbH". The Commercial Court of Vienna appointed the audit firm "TPA Horwath Wirtschaftsprüfung GmbH" as auditor. In its report dated 27 March 2007, the auditor confirmed the correctness of the Joint Report of UniCredit and of the Management Board of Bank Austria Creditanstalt AG as well as the adequacy of the cash compensation offered by UniCredit. The cash compensation applies to about 3.65% of the share capital or 7.4 million bearer shares (7,374,016) in free float.

The Annual General Meeting of Bank Austria Creditanstalt AG on 3 May 2007 adopted a resolution concerning the planned squeeze-out.

(62) Financial derivatives

Derivatives are classified as interest rate contracts, foreign exchange contracts, securities-related contracts, credit derivatives and other derivatives (commodities), according to the underlying financial in-

Risk report (CONTINUED)

strument. In all categories, a distinction is made between OTC (over-the-counter) and exchange-traded contracts. The counterparties in OTC transactions are banks and customers, while exchange-traded contracts are bought and sold via recognised exchanges.

Over-the-counter transactions are individual agreements concerning volume, maturities and underlying instrument. In large-volume inter-bank trading, these agreements reflect international practice, while in customer business they are usually adjusted to specific needs. Exchange-traded contracts are always standardised in respect of volume and maturity date.

OTC trading accounts for the bulk of the BA-CA Group's business volume in derivatives, with a focus on interest rate contracts. OTC contracts include forward transactions, swaps and options. Exchange-traded contracts are futures and options.

Derivatives are mainly used for trading purposes. Market participants include banks, securities houses, mutual funds, pension funds and corporate customers. Customers can use these instruments to hedge risk positions against unfavourable price fluctuations and, depending on the strategies pursued by customers, they can benefit from changes in prices, exchange rates and interest rates.

Bank Austria Creditanstalt AG is a business partner in plain-vanilla and structured transactions for international and local banks as well as for institutional and corporate customers.

As at 31 December 2007, the total volume of derivative financial instruments (excluding credit derivatives) was € 710 bn in the trading book and € 293 bn in the banking book. Interest rate contracts account for the largest proportion of total volume. Securities-related transactions, credit derivatives and other derivatives account for a comparatively small proportion of total volume, but the significance of such derivatives has been growing over the past years.

For the purposes of portfolio and risk management, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date.

For the purposes of credit risk management, derivatives are taken into account with their respective positive market value and an add-on depending on the product, currency and maturity. Add-ons applied in internal credit risk management for the potential future exposure are based on the current market volatility relative to the remaining period to maturity of the transactions. Given the underlying confidence interval of 97.5%, these add-ons are in most cases clearly above the relevant levels pursuant to the Austrian Banking Act.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely Group-wide basis. For smaller units not connected to the central system, separate lines are allocated and monitored. Group-wide compliance with lines approved in the credit process is thus ensured at any time.

BA-CA additionally limits the credit risk arising from its derivatives business through strict use of master agreements, through collateral agreements and break clauses. In combination with the very good average credit rating of our business partners in the derivatives business, management takes proper account of default risk.

Total volume of outstanding financial derivative transactions as at 31 December 2007

Regulatory portfolio – notional amounts (€ m)

	TRADING BOOK		BANKING BOOK
	LISTED	UNLISTED	UNLISTED
Forward rate agreements	–	29,931	232
Interest rate swaps	–	424,482	269,984
Domestic currency swaps	–	16,846	10,063
Currency interest rate swaps	58	6,047	6,915
Basis swaps	–	7,577	4,110
Stock index swaps	49	364	–
Commodity index swaps	–	19	–
Futures	734	–	–
Cap options	–	13,233	1,291
Floor options	–	3,783	268
Other options	68,972	70,873	197
Forwards	–	66,918	89
Other derivative contracts	–	108	–
TOTAL	**69,813**	**640,182**	**293,149**

OTC financial derivatives: positive and negative fair value (€ m)

	POSITIVE FAIR VALUE GROSS AMOUNT	NEGATIVE FAIR VALUE GROSS AMOUNT
Regulatory trading book	**7,477**	**6,056**
Central governments and banks	30	21
Public bodies	8	8
Banks	6,291	5,019
Financial companies	62	51
Insurance companies	8	9
Non-financial enterprises	1,050	899
Other entities	27	49
Banking Book	**1,147**	**1,638**
Central governments and banks	–	–
Public bodies	–	–
Banks	1,097	1,526
Financial companies	13	–
Insurance companies	–	–
Non-financial enterprises	37	111
Other entities	–	1
TOTAL	**8,624**	**7,694**

Risk report (CONTINUED)

Credit derivatives (€ m)

	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	NOTIONAL AMOUNT	NEGATIVE FAIR VALUE
REGULATORY TRADING BOOK	**9,631**	**112**	**6,198**	**74**
Purchases of protection – counterparty	**8,269**	**106**	**6,198**	**74**
Central governments and central banks	–	–	–	–
Public bodies	–	–	–	–
Banks	8,269	106	6,157	74
Financial companies	–	–	–	–
Insurance companies	–	–	–	–
Non-financial enterprises	–	–	41	–
Other entities	–	–	–	–
Sales of protection – counterparty	**1,362**	**5**	**–**	**–**
Central governments and central banks	–	–	–	–
Public bodies	–	–	–	–
Banks	1,342	5	–	–
Financial companies	–	–	–	–
Insurance companies	20	–	–	–
Non-financial enterprises	–	–	–	–
Other entities	–	–	–	–
BANKING BOOK	**–**	**–**	**–**	**–**
TOTAL	**9,631**	**112**	**6,198**	**74**

OTC derivatives – residual life: notional amount (€ m)

	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Financial derivatives				
Trading book	**369,469**	**190,632**	**80,081**	**640,182**
Financial derivative contracts on debt securities and interest rates	255,325	156,015	75,414	486,755
Financial derivative contracts on equity securities and share indices	1,993	1,712	596	4,301
Financial derivative contracts on exchange rates and gold	112,122	32,887	3,915	148,924
Financial derivative contracts on other underlying assets	28	17	157	201
Banking book	**216,234**	**35,183**	**41,731**	**293,149**
Financial derivative contracts on debt securities and interest rates	214,523	27,514	33,970	276,006
Financial derivative contracts on equity securities and share indices	35	40	–	75
Financial derivative contracts on exchange rates and gold	1,677	7,629	7,762	17,068
Financial derivative contracts on other underlying assets	–	–	–	–
Credit derivatives				
Trading book	**796**	**13,199**	**1,843**	**15,837**
Credit derivatives with qualified reference obligation	–	–	–	–
Credit derivatives with not qualified reference obligation	796	13,199	1,843	15,837
Banking book	**–**	**–**	**–**	**–**
Credit derivatives with qualified reference obligation	–	–	–	–
Credit derivatives with not qualified reference obligation	–	–	–	–
TOTAL	**586,499**	**239,014**	**123,655**	**949,167**

Information required under Austrian law

(63) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2007 and 2006, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2007 and 2006:

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions (€ m)

	31 DEC. 2007	31 DEC. 2006
Core capital (Tier 1)	**9,678**	**8,501**
Paid-in capital	1,469	1,069
Capital reserve	7,547	2,154
Revenue reserve	1,374	1,054
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	2,109	2,072
Untaxed reserves	83	83
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	–4,656	225
Fund for general banking risks	2,454	2,150
– Intangible assets	–702	–306
Supplementary elements (Tier 2)	**4,034**	**3,158**
Undisclosed reserves	141	9
Supplementary capital	149	912
Participation capital	–	–
Revaluation reserve	–	57
Subordinated capital	3,744	2,180
Deductions	**–1,153**	**–886**
NET CAPITAL RESOURCES (TIER 1 PLUS TIER 2 MINUS DEDUCTIONS)	**12,559**	**10,773**
REQUIREMENT FOR THE BANKING BOOK	**8,833**	**5,851**
Assessment basis (banking book)	**110,418**	**73,136**
Tier 1 capital ratio	8.76%	11.62%
Total capital ratio	11.37%	14.73%
AVAILABLE TIER 3	**1,111**	**496**
Requirement for the trading book and for open foreign exchange positions	606	245
REQUIREMENT COVERED BY TIER 3	**606**	**245**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2007 (€ m)

RISK WEIGHTINGS	ASSETS AND OFF-BALANCE SHEET POSITIONS	WEIGHTED AMOUNTS	CAPITAL REQUIREMENT
0%	42,662	–	
10%	1,007	101	8
20%	18,503	3,701	296
50%	23,242	11,621	930
100%	81,160	81,160	6,493
Investment certificates	1,434	580	46
ASSETS	**168,008**	**97,163**	**7,773**
Off-balance sheet positions	63,943	13,230	1,058
Derivatives	9,070	25	2
BANKING BOOK	**241,021**	**110,418**	**8,833**

[redacted]

Concluding Remarks of the Management Board

of Bank Austria Creditanstalt

The Management Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements for the financial year beginning on 1 January 2007 and ending on 31 December 2007, in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union. The management report of the Group was prepared in accordance with the Austrian Commercial Code and is consistent with the consolidated financial statements.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 4 March 2008

The Management Board

Erich Hampel
(Chairman)

Federico Ghizzoni

Thomas Gross

Wilhelm Hemetsberger

Werner Kretschmer

Ralph Müller

Regina Prehofer

Carlo Vivaldi

Robert Zadrazil

On 4 March 2008, the Management Board passed on the consolidated financial statements to the Supervisory Board. The responsibility of the Supervisory Board is to examine the consolidated financial statements and to state if it approves the consolidated financial statements.

Auditors' report

We have audited the consolidated financial statements of Bank Austria Creditanstalt AG, Vienna, for the financial year from 1 January 2007 to 31 December 2007. These consolidated financial statements comprise the consolidated balance sheet at 31 December 2007, the consolidated income statement, the cash flow statement of the Group and the statement of changes in equity of the Group for the financial year ended 31 December 2007, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misrepresentation, whether due to fraud or error; selecting and applying appropriate accounting policies; and making estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the laws and regulations applicable in Austria and in accordance with International Standards on Auditing (ISA), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misrepresentation.

An audit involves performing audit procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditors consider internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes the assessment of the appropriateness of the applied accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of the audit, in our opinion, the consolidated financial statements comply with the laws and regulations and present fairly, in all material respect, the financial position of the Group as at 31 December 2007 and of its financial performance and its cash flows for the financial year from 1 January 2007 to 31 December 2007 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Report on other legal and regulatory requirements

Laws and regulations applicable in Austria require us to perform audit procedures to ascertain whether the management report of the Group is consistent with the consolidated financial statements, and whether the other disclosures made in the management report of the Group do not give rise to misconception of the position of the Group.

In our opinion, the management report of the Group is consistent with the consolidated financial statements.

Vienna, 4 March 2008

Austrian Savings Bank Auditing Association
Auditing Board

Erich Kandler
Public Accountant

Friedrich O. Hief
Public Accountant

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Reiffenstuhl
Public Accountant

Bernhard Gruber
Public Accountant

In case that the consolidated financial statements are disclosed or handed over to a third party in a version which differs from that (unabbreviated German version) certified by us (e.g. abbreviated version or translation), our prior approval is necessary if our audit opinion is included or our audit is mentioned.

Report of the Supervisory Board for 2007

Introduction

In the 2007 financial year, the Supervisory Board performed all its duties as defined by the law and the Articles of Association with due regard to the Austrian Code of Corporate Governance, and held six meetings. In addition, in thirteen cases, resolutions were passed by written circular votes. The credit committee of the Supervisory Board held four meetings during the reporting period, and passed a number of resolutions by written circular votes. The committee for the audit, and the preparation regarding the adoption, of the financial statements, the proposal for the appropriation of profits and the management report (audit committee) held two meetings. The strategy and nominations committee passed three resolutions by written circular votes.

Focus of activity

In the 2007 financial year, the Supervisory Board advised the Management Board on the management of the company and was regularly provided with information, in writing and orally, by the Management Board on the bank's and the Group's business and on major business transactions on a timely basis and in a comprehensive manner. The Management Board presented all facts in respect of which a decision by the Supervisory Board was required.

The activities of the Supervisory Board focused in particular on the future reorganisation of Markets & Investment Banking, the planned rebranding in Austria, the squeeze-out pursuant to the Austrian Squeeze-out Act, the contribution in kind of BA-CA Leasing to the UniCredit Leasing holding company, a detailed special report on developments in ABS markets against the background of the US subprime crisis and its effects on the bank's own portfolio, as well as numerous M&A measures such as the acquisition of equity interests, capital increases and transformations under company law mainly relating to subsidiaries in CEE. Among the main transactions there were the acquisition of majority interests in ATF Bank (Kazakhstan), Ukrsotsbank (Ukraine), Zagrebačka banka (Croatia – transferred by UniCredit) and the Russian International Moscow Bank (now ZAO UniCredit Bank).

In its work the Supervisory Board also took into account the bank's results and the main issues dealt with by the Supervisory Board committees.

The credit committee took decisions on loan exposures requiring its approval, especially large exposures pursuant to Section 27 of the Austrian Banking Act, including resolutions concerning credit lines, and with a view to Article 136 of the Italian Banking Act. It also dealt with portfolio and risk reports, the structure of the loan portfolio and risk policy principles.

The audit committee discussed the financial statements and the consolidated financial statements, and the audit reports and the management letter of the auditors, and reported to the Supervisory Board on these topics. The audit committee also discussed the remuneration of the auditors and the engagement letter. The activities of the strategy and nominations committee concentrated on submitting proposals to the Supervisory Board for the appointment of Management Board members.

Board members

At the Annual General Meeting held on 3 May 2007, Vincenzo Calandra Buonaura was elected to the Supervisory Board.

The Supervisory Board was sorry to hear about the death of Thomas Schlager on 8 October 2007. All members of the Supervisory Board will remember him with gratitude for his work. In accordance with a decision by the Employees' Council, Josef Reichl was delegated to the Supervisory Board with effect from 25 October 2007 to replace Thomas Schlager.

Details of the composition of the Supervisory Board committees in the 2007 financial year are given in the section "Supervisory Board and Management Board" in the Annual Report.

The following Management Board changes took place in the 2007 financial year:

The following members resigned from the Management Board: Andrea Moneta with effect from 30 June 2007, Johann Strobl with effect from 3 August 2007 and Willibald Cernko with effect from 31 December 2007. The following persons were appointed to the Management Board: Federico Ghizzoni with effect from 1 July 2007, Carlo Vivaldi with effect from 1 October 2007 and Ralph Müller with effect from 1 January 2008.

Financial statements / consolidated financial statements

The accounting records, the financial statements for 2007 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association and by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not give rise to any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Management Board, and approves the 2007 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2007 consolidated financial statements were audited by the Auditing Board of the Savings Bank Auditing Association and by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft for consistency with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union, and the management report of the Group was audited for consistency with the Austrian Commercial Code. The audit did not give rise to any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2007, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2007 and ending on 31 December 2007, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The auditors certify that the management report of the Group is consistent with the consolidated financial statements, and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law are met, and they express their unqualified opinion.

The Supervisory Board has endorsed the findings of the audit and thanks the Management Board and all employees for their strong personal commitment and their performance in the 2007 financial year.

Vienna, 11 March 2008

The Supervisory Board

Alessandro Profumo
Chairman of the Supervisory Board



Corporate Governance, Statement by Management, Supervisory Board and Management Board

of Bank Austria Creditanstalt AG

Bank Austria Creditanstalt has always attached great importance to responsible and transparent management meeting the expectations of international capital markets.

Bank Austria Creditanstalt's management is wholeheartedly committed to the values of corporate governance. We see the commitment to the provisions laid down in the Austrian Code of Corporate Governance in conformity with responsible management for the creation of sustainable value in all areas in close cooperation with the Supervisory Board. The company applies the Austrian Code of Corporate Governance as amended and effective from June 2007.

Transparency

Transparency is an important element of good corporate governance, with communication playing a key role. All stakeholders of the company as well as financial analysts, employees and the general public are informed simultaneously and in a timely manner about major events affecting the company. The Management Board, the Investor Relations team and the Identity & Communications department performed this communication function in a responsible manner in 2007. Press releases and presentations of the company are made available to all interested parties on Bank Austria Creditanstalt's website. In this manner it is always possible to access up-to-date information. As a result of staffing changes in the responsibility for Investor Relations, the company's website temporarily contained only contact data of the Investor Relations unit but did not indicate any contact persons.

Transparency also means clear management structures and responsibilities in a company. In addition to legal provisions relating to management and control of a public limited company (Aktiengesellschaft) and additional provisions laid down by the Austrian Code of Corporate Governance, the Articles of Association of Bank Austria Creditanstalt AG published on our website, as well as the internal rules for the Supervisory Board and the Management Board and their distribution of responsibilities, lay down clear-cut competencies and responsibilities and form the basis for target-oriented, responsible management and control in Bank Austria Creditanstalt.

Supervisory Board

The Supervisory Board comprises eleven members elected at the General Meeting as shareholders' representatives and six employees' representatives delegated by the Employees' Council. Here there is a deviation from Rule 52 of the Austrian Code of Corporate Governance 2007, which stipulates a maximum of ten Supervisory Board members in addition to staff representatives. This deviation is explained, under the "comply or explain" principle, by reference to an agreement between the shareholders.

The internal rules for the Supervisory Board lay down its responsibilities and competencies in overseeing the company. Four committees assist the plenum in carrying out its duties: the audit committee, the credit committee, the strategy and nominations committee, and the Management Board affairs committee (compensation committee).

The audit committee is responsible for the audit, and the preparation of the adoption, of the financial statements and consolidated financial statements, the proposal for the appropriation of profits and the management report (of the Group) and for matters related to the auditors. The audit committee will assume additional functions from 2008.

The strategy and nominations committee prepares basic decisions for the Supervisory Board, in cooperation with the Management Board and, if required, using the services of experts. The strategy and nominations committee also submits proposals to the Supervisory Board for appointments to the Management Board when positions become vacant and it deals with issues of successor planning.

The Management Board affairs committee (compensation committee) is responsible for all matters relating to the relationship between the company and Management Board members, especially for matters relating to the compensation of Management Board members and for the contents of employment contracts with Management Board members. As in previous years, the remuneration of Management Board members is divided into fixed and performance-linked components in accordance with Rule 30. The performance bonus is linked to key performance indicators (e.g. divisional net profit, EVA, cost/income ratio, etc.) which are individually specified in a scorecard on an annual basis within the framework of UniCredit Group. The target bonus range is determined by external benchmarks. The bonuses paid depend on the degree to which targets are met. This system has been used since 2006. For the term of the employment contract of a Management Board member, payments into a pension fund are made on the basis of a defined-contribution plan. In addition, cover is provided against disability risk, also via a pension fund. Employment contracts of Management Board members are concluded for a term of 3 years. If there are no reasonable grounds for removing a Management Board member, the contract must be paid in full. In addition there are severance payment arrangements based on the legal provisions applicable to the severance payment scheme for employees. In the case of a public takeover offer, there are no arrangements for the Management Board that deviate from the above.

The credit committee of the Supervisory Board is responsible for approving loans above a specified amount and for overseeing Bank Austria Creditanstalt's risk position. As part of its responsibility for overseeing risk management, the credit committee discusses the structure of the loan portfolio and principles of risk policy, and reports to the Supervisory Board.

Under the general clause contained in Rule 53 of the Austrian Corporate Governance Code, a Supervisory Board member is deemed to be independent if that member does not have any business or personal relations with the company or its Management Board that constitute a material conflict of interest and are therefore suited to influence the behaviour of the member. At its meeting on 3 May 2006, the Supervisory Board, on the basis of this general clause, defined the criteria of independence; they have been published on the company's website. In the Supervisory Board's view, if two of the elected members of the Supervisory Board and of the committees are independent, this is a sufficient number. Of the 11 elected members of the Supervisory Board, Karl Samstag, a former Chairman of the Management Board of Bank Austria Creditanstalt AG, does not meet the independence criteria. Eight members of the Supervisory Board hold leading positions at the parent company UniCredit.

The compensation schedule for Supervisory Board members provides that the Chairman of the Supervisory Board receives double, and the Deputy Chairman one and a half times, the compensation received by a Supervisory Board member. Members of the credit committee receive additional compensation.

A list of the members of the Supervisory Board and of the Supervisory Board committees is given on pages 218 and 219.

Management Board

The Management Board is responsible for daily business. Responsibilities are laid down explicitly and reflected in the bank's organisational structure.

Shareholders and General Meeting

At the General Meeting, shareholders pass resolutions, including those on the appropriation of profits, on the approval of the acts of the Management Board and the Supervisory Board and on the election of shareholders' representatives to the Supervisory Board. The opening of the Annual General Meeting by the Chairman of the Supervisory Board and the speech given by the Chairman of the Management Board are broadcast live on the Internet.

Pursuant to the Articles of Association, Bank Austria Creditanstalt has no shares without voting rights and each shareholder can exercise his voting rights on the principle of "one share one vote", either in person or by proxy. "Privatstiftung zur Verwaltung von Anteilsrechten" (a private foundation) and "Betriebsratsfonds des Betriebsrates der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" (the Employees' Council Fund of the Employees' Council of employees of Bank Austria Creditanstalt AG in the Vienna area) hold a total of 10,100 registered shares. These shares must be represented at a General Meeting for the adoption of resolutions approving specific restructuring measures and specific changes in the Articles of Association (Article 20 of the Articles of Association). In accordance with Rule 62 of the Austrian Code of Corporate Governance 2007, we disclose that there is a syndicate agreement (Restated Bank of the Regions Agreement) between UniCredit, "Privatstiftung zur Verwaltung von Anteilsrechten" and "Betriebsratsfonds des Betriebsrates der Angestellten der Bank Austria Creditanstalt AG Großraum Wien".

In view of the resolution on a squeeze-out which was adopted at the Annual General Meeting on 3 May 2007 and which has not yet been implemented because legal actions have been brought contesting the resolution, no date for an Annual General Meeting has been included in the financial calendar for 2008.

Compliance and Code of Conduct

In addition to legal provisions, regulations and voluntary commitments which contain rules for corporate governance through owners, management and control, there are compliance rules and a code of conduct which is binding for all staff. Moreover, the shared values are laid down in the Integrity Charter, which is binding for all employees of UniCredit Group. These codes are based on the legal framework and on universal ethical principles, and they provide guidelines for fair business practices and irreproachable behaviour on the part of our staff. We pay particular attention to controlling banking transactions by staff in order to avoid, through clear rules, any grey areas of insider trading and market manipulation. Pursuant to Section 48d (4) of the Austrian Stock Exchange Act, directors' dealings are published on the website of the Austrian Financial Market Authority (FMA).

Evaluation

The evaluation of adherence to the Austrian Code of Corporate Governance by Bank Austria Creditanstalt in the 2007 financial year was carried out by Univ. Prof. DDr. Waldemar Jud Unternehmensforschungs GmbH. The report on the external evaluation is available at http://ir.bankaustria.at → Corporate Governance.

Consolidated Financial Statements of the Bank Austria Creditanstalt Group for 2007 Statement by Management

We state to the best of our knowledge that the consolidated financial statements prepared in accordance with the relevant financial reporting standards provide a true and fair view of the financial position and performance of the Group, and that in the Management Report of the Group the business trends including business results and the position of the Group have been presented in such a way as to provide a true and fair view of the financial position and performance of the Group, and that it describes the material risks and uncertainties to which the Group is exposed.

Vienna, 4 March 2008

The Management Board

Erich Hampel
(Chairman)

Federico Ghizzoni

Thomas Gross

Wilhelm Hemetsberger

Werner Kretschmer

Ralph Müller

Regina Prehofer

Carlo Vivaldi

Robert Zadrazil

Supervisory Board and Management Board of Bank Austria Creditanstalt AG

Supervisory Board

The term of office of elected members will end with the Annual General Meeting in 2008.
The employees' representatives are delegated to the Supervisory Board without a time limit.

Chairman

Alessandro Profumo
Chief Executive Officer
UniCredit Group
((Member from 25 January 2006,
Chairman from 13 July 2006)

Deputy Chairman

Franz Rauch
Managing Director
Franz Rauch GmbH
(Member from 17 March 2003,
Deputy Chairman from 13 July 2006)

Members

Vincenzo Calandra Buonaura
Ordinario di Diritto Commerciale
Nell'Università di Modena
(from 3 May 2007)

Sergio Ermotti
Deputy Chief Executive Officer
UniCredit Group
(from 25 January 2006)

Paolo Fiorentino
Deputy Chief Executive Officer
UniCredit Group
(from 4 May 2006)

Dario Frigerio
Head of Private Banking and
Asset Management Division
UniCredit Group
(from 4 May 2006)

Roberto Nicastro
Deputy Chief Executive Officer &
Head of Retail Division
UniCredit Group
(from 4 May 2006)

Vittorio Ogliengo
Head of Corporate Division
UniCredit Group
(from 4 May 2006)

Karl Samstag
Member of the Board of Trustees
Privatstiftung zur Verwaltung
von Anteilsrechten
(from 4 May 2006)

Gerhard Scharitzer
Chairman of the Board of Trustees
Privatstiftung zur Verwaltung
von Anteilsrechten
(from 4 May 2006)

Wolfgang Sprissler
Spokesman of the
Management Board (CEO)
Bayerische Hypo- und Vereinsbank AG
(from 19 March 2002)

Delegated by the Employees' Council

Wolfgang Heinzl
Chairman of the Employees' Council
(from 7 November 2000)

Martina Icha
Member of the Employees' Council
(from 21 April 2006)

Heribert Kruschik
Member of the Employees' Council
(from 1 January 2006)

Adolf Lehner
First Deputy Chairman of the
Employees' Council
(from 4 December 2000)

Emmerich Perl
Second Deputy Chairman of the
Employees' Council
(from 20 April 2005)

Josef Reichl
Member of the Employees' Council
(from 25 October 2007)

Thomas Schlager
Third Deputy Chairman of the
Employees' Council
(from 7 November 2000 until
8 October 2007)

Representatives of the Supervisory Authorities

Doris Radl	**Commissioner**
Josef Kramhöller	**Deputy Commissioner**
Alfred Katterl	**State Cover Fund Commissioner**
Christian Wenth	**Deputy State Cover Fund Commissioner**
Martin Mareich	**Trustee pursuant to the Austrian Mortgage Bank Act**
Gerhard Reicher	**Deputy Trustee pursuant to the Austrian Mortgage Bank Act**

Management Board

Erich Hampel Chief Executive Officer	Chairman
Willibald Cernko (until 31 December 2007)	Members
Federico Ghizzoni (from 1 July 2007)	
Thomas Gross	
Wilhelm Hemetsberger	
Werner Kretschmer	
Andrea Moneta (until 30 June 2007)	
Ralph Müller (from 1 January 2008)	
Regina Prehofer	
Johann Strobl (until 3 August 2007)	
Carlo Vivaldi (from 1 October 2007)	
Robert Zadrazil	

The Supervisory Board formed the following committees:

	Credit committee
Vittorio Ogliengo (from 13 July 2006)	Chairman
Franz Rauch (Member from 25 January 2006, Deputy Chairman from 13 July 2006)	Deputy Chairman
Roberto Nicastro (from 13 July 2006) Wolfgang Sprissler (from 25 January 2006)	Members
Wolfgang Heinzl (from 7 November 2000) Adolf Lehner (from 2 May 2006)	Delegated by the Employees' Council
	Audit committee
Franz Rauch (from 13 July 2006)	Chairman
Wolfgang Sprissler (Member from 17 March 2006, Deputy Chairman from 13 July 2006)	Deputy Chairman
Roberto Nicastro (from 13 July 2006)	Members
Wolfgang Heinzl (from 7 November 2000) Adolf Lehner (from 2 May 2006)	Delegated by the Employees' Council
	Committee for Management Board affairs
Alessandro Profumo (from 13 July 2006) Franz Rauch (from 13 July 2006)	Chairman and Deputy Chairman of the Supervisory Board
	Strategy and nominations committee
Alessandro Profumo (Member from 25 January 2006, Chairman from 13 July 2006)	Chairman
Roberto Nicastro (from 13 July 2006) Vittorio Ogliengo (from 13 July 2006) Franz Rauch (from 13 July 2006)	Members
Wolfgang Heinzl (from 7 November 2000) Adolf Lehner (from 2 May 2006)	Delegated by the Employees' Council

Additional Information

Income statement of the consolidated banking subsidiaries in CEE[1)]

(€ m)	TURKEY[2)]			RUSSIA			CROATIA		
	2007	2006	%	2007	2006	%	2007	2006	%
Net interest income	**528.8**	**444.4**	**+19%**	**355.4**	**249.9**	**+42%**	**287.1**	**274.6**	**+5%**
Net fee and commission income	265.5	207.6	+28%	114.5	46.2	>100%	125.6	105.9	+19%
Net trading, hedging and fair value income	24.8	29.2	−15%	−0.5	93.9	−>100%	25.4	23.2	+9%
Net other income/expenses	46.3	34.4	+35%	0.8	2.2	−62%	57.2	39.6	+45%
Net non-interest income	**336.6**	**271.1**	**+24%**	**110.2**	**142.3**	**−23%**	**208.2**	**168.6**	**+23%**
OPERATING INCOME	**865.4**	**715.6**	**+21%**	**465.6**	**392.2**	**+19%**	**495.3**	**443.2**	**+12%**
OPERATING EXPENSES	**−448.3**	**−392.7**	**+14%**	**−179.9**	**−130.8**	**+38%**	**−256.5**	**−271.7**	**−6%**
OPERATING PROFIT	**417.1**	**322.9**	**+29%**	**285.7**	**261.4**	**+9%**	**238.8**	**171.5**	**+39%**
Provisions for risks and charges	−68.3	−8.1	>100%	0.0	−1.0	−100%	−1.6	−1.3	+18%
Net writedowns on loans	−73.2	−54.6	+34%	−40.7	−42.8	−5%	−0.9	24.9	n.m.
Net income from investments	6.8	−4.7	n.m.	2.9	0.0	n.m.	−0.6	15.2	n.m.
Integration costs	0.0	−8.7	−100%	0.0	0.0	n.m.	−0.1	0.0	n.m.
PROFIT BEFORE TAX	**282.5**	**246.8**	**+14%**	**247.9**	**217.5**	**+14%**	**235.5**	**210.2**	**+12%**
Cost/income ratio	51.8%	54.9%		38.6%	33.3%		51.8%	61.3%	
Exchange rate	1.786	1.809		35.018	34.112		7.338	7.325	
Appreciation/depreciation against the euro	+1.3%			−2.6%			−0.2%		

(€ m)	CZECH REPUBLIC			SLOVAKIA			SLOVENIA		
	2007	2006	%	2007	2006	%	2007	2006	%
Net interest income	**207.5**	**166.1**	**+25%**	**84.9**	**82.8**	**+2%**	**35.8**	**32.3**	**+11%**
Net fee and commission income	111.4	97.5	+14%	23.5	26.8	−12%	17.8	14.7	+21%
Net trading, hedging and fair value income	4.7	15.6	−70%	24.5	0.3	>100%	3.0	0.3	>100%
Net other income/expenses	0.6	−2.9	n.m.	2.4	0.6	>100%	0.2	0.7	−68%
Net non-interest income	**116.7**	**110.2**	**+6%**	**50.3**	**27.6**	**+82%**	**21.1**	**15.7**	**+34%**
OPERATING INCOME	**324.2**	**276.3**	**+17%**	**135.1**	**110.4**	**+22%**	**56.9**	**48.0**	**+18%**
OPERATING EXPENSES	**−156.5**	**−145.3**	**+8%**	**−66.0**	**−68.9**	**−4%**	**−30.6**	**−28.6**	**+7%**
OPERATING PROFIT	**167.7**	**131.0**	**+28%**	**69.1**	**41.5**	**+67%**	**26.3**	**19.4**	**+36%**
Provisions for risks and charges	0.5	2.3	−78%	−0.3	−0.4	−27%	0.0	0.0	n.m.
Net writedowns on loans	−17.7	−10.2	+74%	−7.0	−5.4	+29%	−4.3	−5.1	−16%
Net income from investments	−5.0	0.2	n.m.	−1.8	3.3	n.m.	−0.6	0.5	n.m.
Integration costs	−9.7	−3.6	>100%	−0.3	−7.1	−96%	−1.6	0.0	n.m.
PROFIT BEFORE TAX	**135.8**	**119.7**	**+13%**	**59.7**	**31.9**	**+87%**	**19.7**	**14.8**	**+34%**
Cost/income ratio	48.3%	52.6%		48.9%	62.4%		53.7%	59.6%	
Exchange rate	27.766	28.342		33.775	37.234		1.000	1.000	
Appreciation/depreciation against the euro	+2.1%			+10.2%					

1) 2006 pro forma
2) pro quota
n.m. = not meaningful

BULGARIA			ROMANIA			HUNGARY			KAZAKHSTAN (1 mo)		
2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
194.4	**164.8**	**+18%**	**118.9**	**98.9**	**+20%**	**153.8**	**131.2**	**+17%**	**23.5**		
73.4	60.5	+21%	63.1	54.7	+15%	82.8	68.7	+20%	2.9		
−2.6	5.7	n.m.	78.4	62.2	+26%	10.9	10.9	−1%	3.8		
2.7	4.5	−39%	−2.0	−1.8	+15%	−1.5	−1.0	+45%	−1.0		
73.5	**70.7**	**+4%**	**139.5**	**115.2**	**+21%**	**92.2**	**78.7**	**+17%**	**5.8**		
267.9	**235.5**	**+14%**	**258.4**	**214.1**	**+21%**	**246.0**	**209.9**	**+17%**	**29.3**		
−116.6	**−107.9**	**+8%**	**−138.9**	**−125.0**	**+11%**	**−119.8**	**−103.0**	**+16%**	**−10.5**		
151.3	**127.6**	**+19%**	**119.5**	**89.1**	**+34%**	**126.1**	**106.9**	**+18%**	**18.8**		
−1.3	−6.7	−81%	−3.2	−1.2	>100%	−1.2	0.0	n.m.	−0.3		
−26.8	−20.3	+32%	−16.4	−25.0	−34%	−22.6	−13.6	+66%	4.0		
8.8	2.0	>100%	−0.3	−0.2	+46%	12.6	−1.1	n.m.	−0.5		
−2.0	−29.4	−93%	−5.5	−4.9	+12%	−4.9	0.0	n.m.	0.0		
130.1	**73.2**	**+78%**	**94.0**	**57.7**	**+63%**	**110.0**	**92.2**	**+19%**	**22.0**		
43.5%	45.8%		53.7%	58.4%		48.7%	49.1%		35.9%		
1.956	1.956		3.335	3.526		251.352	264.263		167.871		
+0.0%			+5.7%			+5.1%					

BOSNIA			SERBIA			BALTICS			CEE BANKS TOTAL		
2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
76.1	**32.7**	**>100%**	**36.2**	**29.8**	**+21%**	**14.6**	**13.9**	**+5%**	**2,116.9**	**1,721.4**	**+23%**
30.9	16.2	+91%	16.9	9.7	+74%	0.3	2.4	−87%	928.6	711.0	+31%
5.2	0.6	>100%	5.9	6.0	−2%	−1.0	−0.2	>100%	177.9	247.8	−28%
−0.7	−0.2	>100%	−0.3	−0.3	−1%	0.1	−0.1	n.m.	104.9	75.6	+39%
35.5	**16.6**	**>100%**	**22.5**	**15.4**	**+46%**	**−0.6**	**2.2**	**n.m.**	**1,211.4**	**1,034.4**	**+17%**
111.6	**49.2**	**>100%**	**58.7**	**45.2**	**+30%**	**14.0**	**16.1**	**−13%**	**3,328.3**	**2,755.8**	**+21%**
−73.1	**−35.6**	**>100%**	**−29.2**	**−24.3**	**+20%**	**−10.6**	**−10.5**	**+1%**	**−1,636.4**	**−1,444.5**	**+13%**
38.6	**13.6**	**>100%**	**29.5**	**20.9**	**+41%**	**3.4**	**5.6**	**−40%**	**1,691.9**	**1,311.3**	**+29%**
−2.4	0.0	n.m.	0.0	−1.3	−97%	0.0	0.0	n.m.	−78.1	−17.7	>100%
−1.3	−11.5	−88%	−3.6	−4.8	−26%	0.7	−2.9	n.m.	−209.9	−171.3	+22%
0.4	0.4	−4%	0.2	0.0	>100%	0.2	0.0	n.m.	23.0	15.5	+48%
−2.9	0.0	n.m.	0.0	0.0	n.m.	0.0	0.0	n.m.	−27.1	−53.8	−50%
32.3	**2.5**	**>100%**	**26.0**	**14.8**	**+76%**	**4.3**	**2.7**	**+61%**	**1,399.8**	**1,084.0**	**+29%**
65.4%	72.4%		49.8%	53.8%		75.6%	65.0%		49.2%	52.4%	
1.956	1.956		79.986	84.446		0.700	0.696				
0.0%			+5.6%			−0.5%					

Glossary

Important concepts and terms used in this Annual Report are explained and defined below.

Assessment basis as defined in the Austrian Banking Act (risk-weighted assets)
This is the sum of assets, off-balance sheet items and special off-balance sheet items related to the banking book and weighted by transaction/counterparty risk, calculated in accordance with Austrian banking supervision rules. Also referred to as risk-weighted assets (RWA). The computation of capital requirements is based on the assessment basis. See the table on capital resources in note 63.

Asset-backed securities (ABS)
This financing instrument involves taking financial assets out of a company's balance sheet and refinancing these assets on the international money and capital markets separately from the remaining company through an enterprise founded specifically for this purpose. The refinancing takes place through the issuance of asset-backed securities or asset-backed commercial paper. Financial assets which qualify for refinancing include receivables for goods and services, receivables from lending or leasing operations, and rents receivable. The removal of financial assets from the balance sheet permits more flexible management of the company's risk structure.

Asset management
The management of assets on behalf of customers such as businesses, banks, insurance companies, pension funds and private individuals. Asset management includes the management of funds and other portfolios of investments in equities, bonds, cash and real estate.

Austrian Banking Act
The Austrian Banking Act as amended.

Austrian Commercial Code
The Austrian Commercial Code as amended.

Banking book
Assets held by the bank in respect of which the capital requirements pursuant to the Austrian Banking Act are not to be computed using the special rules applicable to the trading book.

Basel II
See "New Basel Capital Accord".

Benchmarking
Systematic comparison of business processes/performance with the relevant parameters of other companies, or comparison of one company with the most successful company on the market, with the purpose of establishing the company's standing in relation to its competitors.

Book value per share
For the purpose of determining the book value per share, shareholders' equity is divided by the number of shares outstanding. The ratio is an indicator of a company's net asset value.

Business units of Bank Austria
Branches and other units of Bank Austria Creditanstalt AG and its subsidiaries providing direct customer services.

Capital requirement
In accordance with the solvency provisions, banks are required always to maintain net capital resources in the amount specified in Section 22 (1) 1 to 4 of the Austrian Banking Act. Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the capital requirement is 8 % of the assessment basis as defined in the Austrian Banking Act. See the table on capital resources in note 63.

Capital resources pursuant to the Austrian Banking Act

Capital resources are divided on the basis of their quality into Tier 1 capital (core capital), Tier 2 capital (supplementary elements) and available Tier 3 capital. Tier 3 capital can only be used to cover the regulatory capital requirement for the trading book and for the open foreign exchange positions. The Austrian Banking Act, in its provisions regulating capital resources, specifies the amount of capital resources to be held by banks to cover the risks they incur as part of their business activities. See the table on capital resources in note 63.

Cash management

Collection and use of multiple account information to optimise payment flows and improve the profitability of companies and financial institutions.

CEE

CEE stands for Central and Eastern Europe. For the purposes of this Annual Report, CEE comprises the following countries: Poland, Hungary, the Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Bosnia and Herzegovina, Serbia, the Baltics, Russia and Turkey.

Companies accounted for under the equity method

These are companies which are not controlled by the reporting enterprise, but on which the enterprise can exercise a significant influence. Equity interests in such companies are stated in the consolidated balance sheet at the share of net assets. The share of profits or losses is included in the consolidated income statement.

Consolidated companies

These are significant controlled companies whose assets, liabilities, income and expenses are, after eliminations, included in the consolidated financial statements of Bank Austria Creditanstalt.

Corporate governance

Standards defined for the transparent management and supervision of companies. The recommendations contained in the Code of Corporate Governance create transparency and strengthen confidence in responsible corporate management. These standards above all protect shareholders' interests.

Cost/income ratio

Operating expenses divided by operating income. Operating income includes net interest income, net fee and commission income, net trading, hedging and fair value income and net other income/expenses. The cost/income ratio indicates the percentage of operating income which is absorbed by operating expenses. It provides information on cost management and cost efficiency. The lower the ratio, the more efficiently the company operates.

Coverage

Regular monitoring of a company's development by equity analysts (normally investment banks).

Credit spread

The credit spread is the risk premium payable by the issuer to the buyer of a bond. This is expressed as a margin over the current risk-free interest rate or generally applied market indicators (EURIBOR/LIBOR, etc.)

Creditworthiness

A measure of the risk of a borrower defaulting on his debt, or the credit standing of a bond issuer. The poorer the creditworthiness, the higher the probability of a loss resulting from a credit transaction, or the higher the rate of interest which the borrower or issuer is required to pay in the form of a risk premium.

Derivatives

Financial instruments which are derived from the underlying investment instruments traded in the cash market (e.g. equities, bonds, foreign exchange). Their valuation is determined largely by the price, price fluctuations and price expectations of the underlying instruments. The most familiar derivatives are swaps, options and futures.

Earnings per share

Net profit divided by the average number of shares outstanding. For details on the method of calculation, see note 18.

Economic Value Added (EVA)

This key figure expresses the capacity to create value in monetary terms as the difference between net operating profit after tax (NOPAT) and the cost of capital. Marginal EVA is calculated on the basis of NOPAT without goodwill impairment.

EEMEA

This is the acronym for Eastern Europe, Middle East and Africa.

Expected loss

Statistical measure of the loss arising from a loan portfolio that is expected to occur within a year on the basis of historical loss data. The expected loss is covered by the current loan loss provisions.

Factoring

Purchase and management of accounts receivable by a factoring company which takes care of invoicing, bookkeeping, reminders and collections. Genuine factoring is a flexible method of financing under which the factoring company also assumes default risk.

Fair values

Fair values are the amounts for which financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. If market prices are available from exchanges or other functioning markets, these are stated as fair values. See note 45.

Forward transaction

Transaction in which delivery and payment do not take place immediately after conclusion but at a later date. The quality, quantity, price and date of performance are specified when the transaction is concluded.

Futures

Contracts standardised with respect to quantity, quality and delivery date, under which delivery of an instrument traded in the money, capital, precious metal or foreign exchange markets is to be made or taken at a specified price at a specified future date. Cash settlement, instead of delivery or receipt of securities, is often stipulated for such contracts to meet the obligation.

Goodwill

Goodwill results from familiarity with, and confidence in, a company and its products. When a company is acquired, goodwill is the amount paid in excess of the fair value of its identifiable assets and liabilities. Goodwill represents benefits and opportunities which cannot be individually identified and arise from ownership of the company. Under IFRSs, goodwill is not amortised but regularly tested for impairment. An impairment loss is recognised once goodwill exceeds the recoverable amount.

Hedging

Protecting existing or future positions against risks such as those arising from changes in exchange rates or interest rates. A position is counterbalanced by another position in order to offset the risk in whole or in part.

Integrated Corporate Finance (ICF)

ICF refers to Bank Austria Creditanstalt's service and advisory approach to companies. This approach combines rating-related advisory services with specific financing solutions for large companies and for growth-oriented small and medium-sized businesses. More intensive use is made of alternative financing methods beyond traditional lending.

International Financial Reporting Standards (IFRSs)

Financial reporting standards published by the International Accounting Standards Board. The objective of financial statements in accordance with IFRSs is to provide information about the financial position, performance and changes in the financial position of an enterprise that is useful to a wide range of users in making economic decisions. By contrast, the main objective of financial statements prepared in accordance with the rules of the **Austrian Commercial Code** is to protect creditors' interests.

International Securities Identification Number (ISIN)

The ISIN replaced the national system of securities identification numbers in 2003 and is used internationally to identify securities. The ISIN is a 12-character alphanumerical code and consists of a 2-character international country code (e.g. AT for Austria), a 9-character national code which identifies the security, and a check character. The ISIN of the Bank Austria Creditanstalt share is AT0000995006.

Investor Relations (IR)

An Investor Relations team is responsible for capital market communication with private investors, actual and potential institutional investors, and financial analysts. Investor Relations provides information to the above target groups on past, current and anticipated future developments of the company's business, with due regard to industry trends and the overall economic environment, and aims to achieve an adequate valuation in the capital market.

Market capitalisation

A company's market value on a specific day. The market capitalisation is computed by multiplying the number of shares outstanding by the company's current share price.

Maturity transformation

The professional management of different maturities and the related different rates of interest on assets and liabilities in the bank's balance sheet. These activities take into account current and expected future market yield curves and maturity structures. Results from maturity transformation reflect the profit contribution generated by the assumption of risk arising from changes in interest rates.

Net capital resources pursuant to the Austrian Banking Act

Pursuant to the provisions of the **Austrian Banking Act** based on the Basel Capital Accord (Basel I), the net capital resources comprise **Tier 1 capital** (core capital) and Tier 2 capital (supplementary elements) less deductions. The net capital resources cover the capital requirement for the **banking book** and are used as a regulatory measure for limiting large exposures and for other regulatory standards. See the table on capital resources in note 63.

New Basel Capital Accord

In 1988, the Basel Capital Accord (Basel I) laid down regulatory standards for capital required to be held against banking transactions. These rules were reviewed by the Basel Committee on Banking Supervision. The purpose of the new capital adequacy framework is to differentiate more precisely between capital requirements for risks actually assumed by the bank, and to take account of the more recent developments on financial markets and of banks' risk management processes. The new rules, while defining the capital adequacy requirements, call for a number of simple and more advanced approaches to measure credit risk and operational risk.

Non-standardised transactions in financial instruments which do not take place on an exchange but directly between market participants.	**OTC transactions**
The payout ratio is the percentage of net profit that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.	**Payout ratio**
Primary funds comprise deposits from customers and debt certificates including bonds. Primary funds are generally made available to a bank by non-banks. The amount of primary funds is an indicator of the stability of the funding base.	**Primary funds**
Evaluation of a financial instrument (issue rating) or a borrower (issuer rating) which is assigned by independent rating agencies such as Moody's or Standard & Poor's.	**Rating**
Ratio of net profit to average total assets in per cent.	**Return on assets (ROA)**
Profit after tax less minority interests divided by average equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on equity.	**Return on equity (ROE) after tax excluding minority interests**
Profit before tax plus minority interests divided by average equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on equity.	**Return on equity (ROE) before tax including minority interests**
Ratio of net writedowns of loans to net interest income. It indicates the percentage of net interest income which is absorbed by net writedowns of loans.	**Risk/earnings ratio**
See "Assessment basis as defined in the Austrian Banking Act".	**Risk-weighted assets**
SEE stands for South-East Europe. SEE is a part of CEE and in this Annual Report refers to the countries Croatia, Romania, Bulgaria, Bosnia and Herzegovina, and Serbia.	**SEE**
Management approach in which value enhancement of the company is the main consideration in strategic and operational decisions. The basic idea behind this concept is that value is only created for shareholders if the return exceeds the cost of equity capital.	**Shareholder value**
Solvency refers to the proportion of capital requirements based on (weighted) assets and off-balance sheet transactions to the net capital resources pursuant to the Austrian Banking Act.	**Solvency**
Transaction in which conclusion, delivery and payment take place immediately.	**Spot transaction**
The difference between two different reference points, e.g. the markup on a reference rate.	**Spread**
The so-called sub-prime crisis is a banking crisis of which the public became aware in the early summer of 2007 and which has continued into 2008. It was triggered by the non-payment of loan instalments on US real estate loans as prices for real estate serving as collateral stagnated or declined – contrary to trends observed over many years in the past. Initially, this affected primarily sub-prime loans, i.e. loans granted to borrowers of low creditworthiness.	**Sub-prime crisis**

Swap
In a swap transaction, two parties exchange different payment flows. There are three basic types of swap transactions: single-currency swaps, cross-currency swaps, and combined single and cross-currency swaps. The parties exchange payment obligations, involving an exchange of fixed-rate interest for variable-rate interest payment obligations or an exchange of currencies.

Syndicated loans
Large-volume loans granted by a syndicate of banks. Syndication spreads the credit risk among several banks.

Tier 1 capital (core capital)
Paid-in capital and reserves plus differences arising on consolidation pursuant to the provisions of the Austrian Banking Act, less intangible assets. See the table on capital resources in note 63.

Tier 1 capital ratio
Ratio of Tier 1 capital to the assessment basis (banking book). Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the minimum Tier 1 capital ratio is 4 %. See the table on capital resources in note 63.

Total capital ratio
Ratio of net capital resources to the assessment basis pursuant to the Austrian Banking Act in per cent. Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the minimum total capital ratio is 8 %. See the table on capital resources in note 63.

Total shareholder return (TSR)
The return earned by the shareholder through price gains or price losses plus dividend payments.

Trading book
Securities trading book of the bank for which the capital requirement in respect of various risks pursuant to the Austrian Banking Act is to be calculated using a special method.

Trading symbol
Code assigned by an exchange or a trading system (e. g. Bloomberg or Reuters) to a security for identification purposes. Examples of the trading symbol of the BA-CA share: BACA (Vienna Stock Exchange); BACA AV (Bloomberg); BACA. VI (Reuters RIC).

Value at risk
A method used for quantifying risk. Value at risk (VaR) measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Value management
Bank Austria Creditanstalt applies value management principles with a view to focusing its business at all levels within the bank on activities which create value in a sustainable fashion, and expanding these activities. The allocation of equity capital is to be optimised with the objective of achieving value-creating growth. While value management uses the return on equity as a control parameter, it also includes the cost of capital and (capital) growth as criteria to ascertain whether a single transaction, a business area or a business segment creates or destroys value.
Constant monitoring of developments ensures a consistent performance orientation at all levels within the bank.

Austria

Head Office
1030 Vienna, Vordere Zollamtsstraße 13
1010 Vienna, Am Hof 2
1010 Vienna, Schottengasse 6–8
Tel: (+ 43) (0)5 05 05–0
Fax: (+ 43) (0)5 05 05–56155
Internet: www.bankaustria.at
e-mail: info@unicreditgroup.at

Branches
Alt-Nagelberg, Amaliendorf, Amstetten, Angern, Arnoldstein, Bad Bleiberg, Bad Sauerbrunn, Baden, Bludenz, Bregenz (2), Bruck/Mur, Bruckneudorf, Brunn/Gebirge, Deutsch Wagram, Deutschkreuz, Dornbirn, Eisenstadt (2), Feistritz/Drau, Feldbach, Feldkirch, Fohnsdorf, Fulpmes, Gänserndorf, Gmünd (2), Gmunden, Gols, Graz (16), Groß-Enzersdorf, Groß-Petersdorf, Gumpoldskirchen, Guntramsdorf, Hall/Tirol, Hallein, Hard, Hausleiten, Heidenreichstein, Hinterbrühl, Höchst, Hohenems, Hollabrunn, Horn, Imst, Innsbruck (6), Judenburg, Kapfenberg, Kierling, Kitzbühel, Klagenfurt (5), Klosterneuburg, Knittelfeld, Korneuburg, Krems (2), Kufstein, Leibnitz, Leoben (2), Leopoldsdorf, Lienz, Liezen, Linz (9), Lustenau, Maria Enzersdorf, Mattersburg, Matzen, Mauerbach, Mistelbach, Mödling (2), Murdorf, Neudörfl, Neunkirchen, Neusiedl/See, Obdach, Oberpullendorf, Oberwart, Perchtoldsdorf, Pöls, Pressbaum, Purkersdorf, Rankweil, Reutte, Ried/Innkreis, Riezlern, Salzburg (8), Schladming, Schrems, Schwaz, St. Johann/Pongau, St. Pölten (4), Schwechat (2), Sierning, Spillern, Spittal/Drau, Stegersbach, Steyr (4), Stockerau, Strasshof, Straßwalchen, Ternitz, Traun, Tulln, Velden, Vienna (144), Villach (8), Vöcklabruck, Völkermarkt, Vösendorf, Waidhofen/Ybbs, Wattens, Weiz, Wels, Wiener Neudorf, Wiener Neustadt (2), Wolfsberg, Wörgl, Zell/See, Zell/Ziller

Retail Regional Offices
Vienna City Centre
1010 Vienna, Schottengasse 6–8
Tel: 05 05 05 47212

Vienna North
1210 Vienna, Schwaigergasse 30
Tel: 05 05 05 48800

Vienna Central
1070 Vienna, Neubaugasse 1
Tel: 05 05 05 51500

Vienna South
1120 Vienna, Schönbrunner Straße 231
Tel: 05 05 05 51100

Lower Austria South/Burgenland
2340 Mödling, Enzersdorfer Straße 4
Tel: 05 05 05 62200

Lower Austria West
3100 St. Pölten, Kremsergasse 39
Tel: 05 05 05 62450

Upper Austria
4020 Linz, Hauptplatz 27
Tel: 05 05 05 67101

Tyrol/Eastern Tyrol
6020 Innsbruck, Maria-Theresien-Straße 36
Tel: 05 05 05 65100

Styria
8010 Graz, Herrengasse 15–17
Tel: 05 05 05 63100

Salzburg
5020 Salzburg, Rainerstraße 2
Tel: 05 05 05 48801

Vorarlberg
6900 Bregenz, Kornmarktplatz 2
Tel: 05 05 05 68500

Carinthia
9500 Villach, Hans-Gasser-Platz 8
Tel: 05 05 05 64100

RegionalCentres Corporates
Vienna City Schottengasse
1010 Vienna, Schottengasse 6–8
Tel: 05 05 05 46828

Vienna City Am Hof
1010 Vienna, Am Hof 2
Tel: 05 05 05 56824

Vienna North
1020 Vienna, Lassallestraße 5
Tel: 05 05 05 54447

Vienna Central
1010 Vienna, Schubertring 14
Tel: 050505 56022

Vienna South
1120 Vienna, Schönbrunner Straße 231
Tel: 05 05 05 53053

Lower Austria South/Burgenland
2340 Mödling, Enzersdorfer Straße 4
Tel: 05 05 05 50933

Lower Austria West
3100 St. Pölten, Kremsergasse 39
Tel: 05 05 05 62557

Upper Austria
4020 Linz, Johann-Konrad-Vogelstraße 7–9
Tel: 05 05 05 67532

Tyrol
6020 Innsbruck, Maria-Theresien-Straße 36
Tel: 05 05 05 95390

Styria
8010 Graz, Herrengasse 15
Tel: 05 05 05 63882

Salzburg
5020 Salzburg, Rainerstraße 2
Tel: 05 05 05 96145

Vorarlberg
6900 Bregenz, Rathausstraße 25
Tel: 05 05 05 68115

Carinthia
9020 Klagenfurt, Burggasse 4
Tel: 05 05 05 64514

Selected subsidiaries and equity interests of Bank Austria Creditanstalt in Austria

"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.
(Diners Club)
1041 Vienna, Rainergasse 1
Tel: (+ 43 1) 50135-0
www.airplus.at
www.diners.at

Asset Management GmbH
1020 Vienna, Lassallestraße 1
Tel: (+ 43 1) 331 47-0

AWT International Trade AG
1010 Vienna, Renngasse 2
Tel: (+ 43) (0)5 05 05-43254

Bank Austria Creditanstalt Finanzservice GmbH
1020 Vienna, Lassallestraße 5
Tel: (+ 43) (0)5 05 05-53000
www.bacaf.at

BA-CA Administration Services GmbH
1090 Vienna, Julius Tandler-Platz 3
Tel: (+ 43) (0)5 05 05-51999

Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH
1020 Vienna, Taborstraße 1–3
Tel: (+ 43 1) 513 74 77-101
www.ba-ca-immobilienservice.at

BA-CA Immobilien Rating GmbH
1020 Vienna, Taborstraße 1–3
Tel: (+ 43) (0)5 05 05-51880
www.irg.at

BA-CA Private Equity GmbH
1010 Vienna, Operngasse 6
Tel: (+ 43 1) 513 22 01
www.privateequity.at

Bank Austria Creditanstalt Real Invest GmbH
1030 Vienna, Vordere Zollamtsstraße 13
Tel: (+ 43 1) 331 71-0
www.realinvest.at

Bank Austria Creditanstalt Leasing GmbH
1040 Vienna, Operngasse 21
Tel: (+ 43 1) 588 08-0
www.ba-ca-leasing.com

Bank Austria Creditanstalt Versicherung AG
1010 Vienna, Schottenring 27–29
Tel: (+ 43 1) 313 83–0
www.baca-versicherung.at

Bank Austria Creditanstalt Wohnbaubank AG
1020 Vienna, Lassallestraße 1
Tel: (+ 43 1) 331 47-5601

BANK*PRIVAT* AG
1010 Vienna, Hohenstaufengasse 6
Tel: (+ 43 1) 537 40-0
www.bankprivat.com

UniCredit CAIB AG
1090 Vienna, Julius Tandler-Platz 3
Tel: (+ 43) (0)5 05 05-82004
www.ca-ib.com

DOMUS FACILITY MANAGEMENT GmbH
1010 Vienna, Althanstraße 21–25
Tel: (+ 43 1) 254 00-0
www.domus-fm.at

FactorBank AG
1041 Vienna, Floragasse 7
Tel: (+ 43 1) 506 78-0
www.factorbank.com

Informations-Technologie Austria GmbH
1020 Vienna, Lassallestraße 5
Tel: (+ 43 1) 217 17-0
www.it-austria.com

Mezzanin Finanzierungs AG
1010 Vienna, Operngasse 6
Tel: (+ 43 1) 513 41 97
www.mezz.at

Österreichische Hotel- und Tourismusbank GmbH
1010 Vienna, Parkring 12a
Tel: (+ 43 1) 515 30-0
www.oeht.at

Pioneer Investments Austria GmbH
1020 Vienna, Lassallestraße 1
Tel: (+ 43 1) 331 73-0
www.pioneerinvestments.at

Schoellerbank AG
1010 Vienna, Renngasse 3
Tel: (+ 43 1) 534 71-0
www.schoellerbank.at

Triple A Rating Advisors Beratungs GmbH
1030 Vienna, Vordere Zollamtsstraße 13
Tel: (+ 43) (0)5 0505-82280

card complete Service Bank AG
1030 Vienna, Invalidenstraße 2
Tel: (+ 43 1) 711 11-0
www.cardcomplete.com

WAVE Solutions Information Technology GmbH
1090 Vienna, Nordbergstraße 13
Tel: (+ 43 1) 71730-0
www.wave-solutions.com

Central and Eastern Europe

Baltics

AS "UniCredit Bank"
Elizabetes street 63
1050 Riga, Latvia
Tel: (+ 37 1) 6 7085 500
Fax: (+ 37 1) 6 7085 507
www.unicreditbank.lv
BIC: VBRILV2X

AS UniCredit Bank Estonia Branch
Liivalaia 13/15
10118 Tallinn, Estonia
Tel: (+ 37 2) 6688 300
Fax: (+ 37 2) 6688 359
www.unicreditbank.ee
BIC: UNCREE22

AS "UniCredit Bank" Lithuania Branch
Vilniaus street 35/3
01119 Vilnius, Lithuania
Tel: (+ 370 5) 2745 300
Fax: (+ 370 5) 2745 307
www.unicreditbank.lt
BIC: UNCRLT22

Bosnia and Herzegovina

Nova banjalučka banka a.d.
Marije Bursac 7
78000 Banja Luka
Tel: (+ 387 51) 243 200
Fax: (+ 387 51) 212 830
www.novablbanka.com
BIC: BLBABA22

UniCredit Bank d.d.
Kardinala Stepinca b.b
88000 Mostar
Tel: (+ 387 36) 312 112
www.unicreditbank.ba
BIC: UNCRBA22

Bulgaria

UniCredit Bulbank AD
7, Sveta Nedelya Sq.
1000 Sofia
Tel: (+ 359 2) 923 2111
Fax: (+ 359 2) 988 4636
www.unicreditbulbank.bg
BIC: BFTBBGSF

Croatia

Zagrebačka banka dd
Paromlinska 2
10000 Zagreb
Tel: (+ 385 1) 6104 000
Fax: (+ 385 1) 6110 533
www.zaba.hr
BIC: ZABAHR2X

Czech Republic

UniCredit Bank Czech Republic, a.s.
Na Príkope 20
113 80 Praha 1
Tel: (+ 420) 22111 2111
Fax: (+ 420) 22111 2132
www.unicreditbank.cz
BIC: BACXCZPP

Hungary

UniCredit Bank Hungary Zrt.
Szabadság place 5–6.
1054 Budapest
Tel: (+ 36 1) 301 1271
Fax: (+ 36 1) 353 4959
www.unicreditbank.hu
BIC: BACXHUHB

Kazakhstan

JSC ATF Bank
Furmanov Str. 100
050000 Almaty
Tel: (+ 7 727) 2583 000
Fax: (+ 7 727) 2583 105
www.atfbank.kz

Macedonia

Skopje Representative Office
Dimitrie Cupovski 4–2/6
1000 Skopje
Tel: (+ 389 2) 3215 130
Fax: (+ 389 2) 3215 140

Montenegro

Representative Office Podgorica
Hercegovacka 13
81 000 Podgorica
Tel: (+ 382 81) 66 77 40
Fax: (+382 81) 66 77 42

Poland*)

Bank Pekao SA
ul. Grzybowska 53/57
00-950 Warszawa
Tel: (+ 48 22) 656 0000
Fax: (+ 48 22) 656 0004
www.pekao.com.pl
BIC: PKOPPLPW

*) under management responsibility of UniCredit

Romania

UniCredit Tiriac SA
23–25, Ghetarilor
014106 Bucureşti
Tel: (+ 402 1) 200 2000
Fax: (+ 402 1) 200 1002
www.unicredit-tiriac.ro
BIC: BACXROBU

Russia

Closed Joint Stock Company "UniCredit Bank"
Prechistenskaya embankment 9
119034 Moscow
Tel: (+ 7 495) 258 7200
Fax: (+ 7 495) 258 1524
www.imb.ru
SWIFT: IMBKRUMM

JSCB Yapi Kredi Bank Moscow (CJSC)
2, Goncharnaya Naberezhnaya
115172 Moscow
Tel: (+7 495) 234 98 89
Fax: (+7 495) 956 19 72
SWIFT: YKBMRUMAXX

Serbia

UniCredit Bank Serbia J.S.C., Belgrade
Rajićeva 27–29
11000 Beograd
Tel: (+ 381 11) 3204 500
Fax: (+ 381 11) 3342 200
www.unicreditbank.co.yu
BIC: BACXRSBG

Slovakia

UniCredit Bank a.s.
Šancova 1 / A
813 33 Bratislava
Tel: (+ 421 2) 4950 2112
Fax: (+ 421 2) 4950 3406
www.unicreditbank.sk
BIC: UNCRSKBX

Slovenia

UniCredit Banka Slovenija d.d.
Šmartinska cesta 140
1000 Ljubljana
Tel: (+ 386 1) 5876 600
Fax: (+ 386 1) 5876 684
www.unicreditbank.si
BIC: BACXSI22

Turkey

Yapı ve Kredi Bankası A.Ş.
Yapi Kredi Plaza D Blok
80620 Istanbul
Tel: (+ 90 212) 339 70 00
Fax: (+ 90 212) 339 60 00
www.yapikredi.com.tr
BIC: YAPITRIS

Ukraine*)

JSCB "Ukrsotsbank"
29 Kovpak Str.
03150 Kiev
Tel: (+ 380 44) 230 3203
Fax: (+ 380 44) 529 1307

UniCredit Bank
14-A, Yaroslaviv Val
01034 Kiev
Tel: (+ 380 44) 230 3300
Fax: (+ 380 44) 230 3391
www.hvb.com.ua
BIC: BACXUAUK

*) under management responsibility of UniCredit

Investor Relations

Investor Relations of Bank Austria Creditanstalt AG	
Am Hof 2, 1010 Vienna, Austria	
Tel: (+ 43) (0)5 05 05-595 22	Fax: (+ 43) (0)5 05 05-500 32
e-mail: IR@unicreditgroup.at	Internet: http://ir.bankaustria.at
Günther Stromenger Tel: (+ 43) (0)5 05 05-872 30	
Christina Klein Tel: (+ 43) (0)5 05 05-595 22	

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's 1)	Aa2	Aa3	P-1
Standard & Poor's 2)	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar

8 May 2008	Results for the first three months of 2008
5 August 2008	Results for the first six months of 2008
12 November 2008	Results for the first nine months of 2008
All information is available electronically at http://ir.bankaustria.at	

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6–8
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.bankaustria.at
e-mail: info@unicreditgroup.at
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Editor: Identity & Communications,
Michael Trischler

Photographs: UniCredit Group; Wilke, Vienna

Basic design: Mercurio S.r.L., Milan

Graphics: Horvath, Leobendorf

Printed by: Gutenberg Druck GmbH, A-2700 Wr. Neustadt

The Annual Report is available from
Bank Austria
Identity & Communications
P. O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
e-mail: pub@unicreditgroup.at
Switchboard: within Austria: 05 05 05-0; from abroad + 43 5 05 05-0

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks – such as those mentioned in the risk report – materialise to an extent not anticipated, actual results may vary from those expected at present. Market share data are based on the most recent information available at the editorial close of the Annual Report.

"Bank Austria" – a shortened name which refers to "Bank Austria Creditanstalt" – as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company. In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Annual Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Annual Report

13 March 2008

This paper is made of chlorine-free pulp and with acid-free raw materials.
Non-ageing according to ISO 9706.

Bank Austria
UniCredit Group

Bank Austria
UniCredit Group

RECEIVED
2008 APR 28 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC
Mail Processing
Section
APR 28 2008
Washington, DC
100

Financial Statements and Management Report of Bank Austria Creditanstalt AG for 2007

Contents

Preliminary remarks on the financial statements of Bank Austria Creditanstalt AG for 2007

Bank Austria Creditanstalt Aktiengesellschaft, the parent company of the Bank Austria Creditanstalt Group, presents its balance sheet as at 31 December 2007 and its profit and loss account for the year ended 31 December 2007, as well as the management report and the notes pursuant to Austrian law.

The consolidated financial statements of the Bank Austria Creditanstalt Group for the financial year beginning on 1 January 2007 and ending on 31 December 2007 were prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union. The annual report of the Bank Austria Creditanstalt Group, which includes, inter alia, the consolidated financial statements, as well as the Group's management report and notes can be obtained, free of charge, under Investor Relations on the Internet (for contact details see page 64).

The two reporting formats – under IFRSs and under the Austrian Banking Act (BWG) – cannot be compared with one another because the operations covered by the financial statements differ (consolidated financial statements versus separate financial statements of the Group's parent company), and the valuation and accounting principles are also different. The annual report of the Group gives readers information on the status of the group of companies controlled by Bank Austria Creditanstalt AG. The consolidated financial statements provide international comparability, a fair value-based presentation of the financial position and performance, and more detailed information, for example through segment reporting. Bank Austria Creditanstalt AG's separate financial statements, prepared in accordance with Austrian rules, fulfill other important functions, especially under supervisory aspects. They are also the basis for determining the profit available for distribution under Austrian law and the dividend of Bank Austria Creditanstalt AG. In making an economic evaluation of the bank, users of the separate financial statements should take into account especially the extensive financial relations between the parent company and its banking subsidiaries. For this reason the financial statements of the Group provide more comprehensive information.

Management Report of Bank Austria Creditanstalt AG

1. Business developments and economic situation

1.1. Structural changes in the BA-CA Group

The "CEE Business Unit", which mainly includes the following subsidiaries of UniCredit S.p.A., Genoa, Italy, (UniCredit), was transferred to **Bank Austria Creditanstalt AG (BA-CA AG)** as a **contribution in kind** in exchange for 55 million newly issued shares in BA-CA AG with legal effect as of 17 March 2007:
Koç Finansal Hizmetler A.Ş., Turkey (50 % interest)
Zagrebačka banka d.d., Croatia (81.91 % interest)
Bulbank AD, Bulgaria (86.13 % interest)
Živnostenská banka a.s., Czech Republic (100 % interest)
UniBanka a.s., Slovakia (97.11 % interest)
UniCredit Romania S.A., Romania (99.95 % interest)

On 10 January 2007, **HVB Bank Latvia AS**, Riga, Latvia, was acquired for a purchase price of € 76.2 m; on 19 February 2007, the bank was renamed **AS UniCredit Bank Latvia**.

In the course of the new corporate branding process, HVB Bank Hungary Rt., Budapest, Hungary, and HVB Bank Srbija Crna Gora A.D., Belgrade, Serbia, were renamed UniCredit Bank Hungary Zrt and UniCredit Bank Serbia JSC, respectively, in the first quarter of 2007.

On 26 March 2007, a capital increase of € 484.6 m was carried out at **Zagrebačka banka d.d.**, Zagreb, Croatia. As a result, BA-CA AG's shareholding interest in Zagrebačka banka d.d. rose from 81.91 % to 84.21 %.

On 1 April 2007, the 25.5 % shareholding interest in **Adria Bank AG**, Vienna, was sold to Nova Kreditna Banka Maribor (NKBM), Slovenia, at a price of € 9.6 m.

In Slovakia, **HVB Bank Slovakia a.s.** and **UniBanka a.s.** legally merged as at 1 April 2007. The name of the merged bank is **UniCredit Bank Slovakia a.s.**

On 25 April 2007, **CA Immobilien Anlagen AG**, Vienna, carried out a capital increase of € 676.3 m. The shareholding interest in CA Immobilien Anlagen AG thereby increased to 10.01 % of the share capital and 33 % of the voting capital. The shareholding interest in CA Immobilien Anlagen AG has been accounted for by BA-CA in its consolidated financial statements using the equity method as from 1 May 2007.

The Bulgarian banking subsidiaries – **Bulbank AD**, Sofia, **HVB Bank Biochim AD**, Sofia, and **Hebros Bank AD**, Plovdiv – legally merged to form the new **UniCredit Bulbank AD**, Sofia, as at 27 April 2007.

The Romanian banking subsidiaries **Banca Comerciala HVB Tiriac Bank S.A.**, Bucharest, and **UniCredit Romania S.A.**, Bucharest, completed their legal merger on 1 June 2007. The bank now operates under the name of **UniCredit Tiriac Bank S.A.**

In 2007, Bank Austria Creditanstalt AG increased its shareholding interest in **International Moscow Bank (IMB)**, Moscow, Russia, step by step to 100 %. This was done through the acquisition of a 6.81 % shareholding interest from VTB Bank (France) S.A. on 10 January 2007, a 70.26 % shareholding interest from Bayerische Hypo- und Vereinsbank AG on 11 January 2007 and a 9.97 % shareholding interest from the European Bank for Reconstruction and Development (EBRD) on

Selected balance sheet items as a percentage of the balance sheet total compared with the previous year (in %)	31 DEC. 2007	31 DEC. 2006
Assets		
Loans and advances to credit institutions (item 3)	22.8 %	26.0 %
Loans and advances to customers (item 4)	47.9 %	52.2 %
Securities including shares (items 5 and 6)	10.7 %	13.1 %
Shares in group companies (item 8)	10.9 %	3.6 %
Liabilities		
Amounts owed to credit institutions (item 1)	33.2 %	37.8 %
Amounts owed to customers (item 2)	35.8 %	33.5 %
Debts evidenced by certificates (item 3)	12.6 %	13.4 %

24 July 2007. On 16 August 2007, a capital increase of US$ 300 m was carried out. With the approval of the Russian central bank, International Moscow Bank was renamed **Closed Joint-Stock Company UniCredit Bank (ZAO UniCredit Bank)** on 25 December 2007.

On 27 July 2007, Bank Austria Creditanstalt AG transferred its 99.98 % interest in **Bank Austria Creditanstalt Leasing GmbH**, Vienna, to UniCredit Global Leasing S.p.A., Milan, Italy, with retroactive effect to 1 January 2007. In exchange, BA-CA AG received a shareholding interest of 32.59 % in **UniCredit Global Leasing S.p.A.**, which has been accounted for in the consolidated financial statements of the Bank Austria Creditanstalt Group under the equity method as from 1 July 2007.

On 31 July 2007, BA-CA AG acquired 100 % in both **Aton International Limited, Nicosia, Cyprus,** and **ZAO ATON Broker**, Moscow, Russia, for a total purchase price of € 315.8 m. Both companies have been included in the group of consolidated companies of the Bank Austria Creditanstalt Group as from 31 July 2007.

With a view to further enhancing customer service quality in **Markets & Investment Banking** in Austria and Emerging Europe, **CA IB Corporate Finance GmbH**, Vienna, was merged into **CA IB International Markets AG**, Vienna, on 30 October 2007 and CA IB International Markets AG was renamed **UniCredit CAIB AG** in November 2007. Furthermore, Bank Austria Creditanstalt AG sold the equity interests in the following companies which became equity interests of UniCredit CAIB AG following completion of the structuring under company law of Markets & Investment Banking activities as at year-end 2007:

- CA IB International Markets Ltd., London: sale on 17 October 2007
- UniCredit CA IB Polska, Warsaw, Poland: sale on 23 October 2007, and
- AI Beteiligungs GmbH with equity interests in the two companies **Aton International Limited** and **ZAO ATON Broker**: sale on 28 December 2007.

The Slovenian banking subsidiary Bank Austria Creditanstalt d.d. Ljubljana was renamed **UniCredit Banka Slovenija d.d.** on 3 September 2007.

On 13 November 2007, Bank Austria Creditanstalt AG acquired a 91.79 % shareholding interest in **JSC ATF Bank, Almaty, Kazakhstan**, for a purchase price of € 1,567.5 m. Through further purchases, the bank's shareholding interest rose to 92.88 % by 31 December 2007.

On 5 November 2007, Živnostenská banka a.s., Prague, Czech Republic, was merged into HVB Bank Czech Republic a.s., Prague, with retroactive effect to 1 October 2006 under commercial law pursuant to Czech local law. From the date of the merger, the bank has operated under the name of **UniCredit Bank Czech Republic a.s.**, Prague.

1.2. Business developments

Changes in total assets

As at 31 December 2007, Bank Austria Creditanstalt AG's total assets were € 144.2 bn, up by € 15.6 bn or 12.2 % compared with the balance sheet as at 31 December 2006.

Changes in selected balance sheet items compared with the previous year

Cash in hand and balances with central banks increased by € 34.5 m to a total of € 832.1 m, primarily on account of higher balances with Oesterreichische Nationalbank, Austria's central bank.

Treasury bills and similar securities were almost unchanged, at € 2.2 bn, with a slight increase in euro-denominated instruments.

Within loans and advances to credit institutions, placements repayable on demand rose strongly, at the expense of other placements and loans. Overall, this balance sheet item declined by € 0.5 bn or 1.5 % to € 32.9 bn.

Loans and advances to customers rose by € 2.0 bn or 2.9 % to € 69.1 bn, mainly as a result of an increase in foreign loans and advances denominated in euro.

The portfolios of bonds, other fixed-income securities and shares declined by € 1.4 bn or 8.4 % to € 15.5 bn, reflecting a decrease in shares and other variable-yield securities.

Equity interests and shares in group companies rose by € 13.6 bn to € 18.7 bn, mainly as a result of the equity interests transferred by UniCredit as a contribution in kind, the acquisition of ZAO UniCredit Bank, Russia, and of JSC ATF Bank, Kazakhstan, and the capitalisation of UniCredit CAIB AG, Vienna.

Other asset items rose by € 1.9 bn to a combined total of € 4.9 bn; the main reason for the increase was strong growth of derivatives held as trading assets.

On the **liabilities side**, amounts owed to credit institutions declined by € 0.7 bn or 1.5 %, as amounts repayable on demand decreased strongly, by € 2.7 bn, and this decrease was not offset by the increase in amounts owed to credit institutions with longer maturities. Amounts owed to customers rose by € 8.6 bn or 19.9% and debts evidenced by certificates increased by € 1.0 bn or 5.6%.

The increase in other liabilities was mainly due to derivatives in the banking and trading books.

Other provisions declined by € 299 m or 29.2%, mainly as a result of the use of provisions made in the previous year for reorganising and restructuring the Retail, Corporates, Markets & Investment Banking and Global Banking Services Divisions, Support Services and Risk Management.

An amount of € 304 m was allocated to the fund for general banking risks for reasons of prudence in order to cover risks associated with banking business for which neither a value adjustment nor a provision had to be made. The fund was formed on the basis of Section 57 (3) of the Austrian Banking Act; in the future, it is available to cover losses immediately and without restriction.

Subordinated liabilities increased by € 0.6 bn or 16.8% to € 4.2 bn. Supplementary capital declined by € 0.8 bn to € 0.5 bn.

As a result of the shareholding interests transferred by UniCredit as a contribution in kind, subscribed capital rose by € 400 m and capital reserves increased by € 5,393.3 m.

The increase of € 318.2 m in revenue reserves was mainly due to the appropriation from the annual surplus to the free reserve.

Details of the profit and loss account for 2007

Net interest income for the reporting period was € 1,415.7 m. Despite a 12.2% increase in total assets, net interest income rose by only € 143.0 m or 11.2%, as margins on customer business have been under strong pressure over the past years.

The increase of € 674.0 m in income from securities and equity interests to € 1,174.1 m resulted mainly from higher dividend income from shares in group companies, primarily from caibon.com Internet Services GmbH (release of capital reserve), Bank Austria Trade Service GmbH (release of capital reserve) and BACA Markets & Investment GmbH.

Net fee and commission income held up well in all areas, growing by € 58.0 m or 7.3%.

In the wake of uncertainty triggered by the US sub-prime crisis among investors in stock markets, the net result from trading activities declined, mainly in the area of interest-related transactions, to a loss of € 122.2 m.

Other operating income rose by € 5.8 m or 5.0% to € 120.5 m, an increase which primarily reflected higher compensation for group services and releases from provisions for legal risks.

Overall, **operating income** increased by € 612.2 m or 21.6% to € 3,441.0 m.

General administrative expenses decreased by € 201.5 m or 11.7% to € 1,513.8 m, This decline mainly reflected the adjustment, on 1 May 2007, of the internal service agreement on the BA-CA pension equivalent (ASVG equivalent) to changes in the legal framework – higher minimum retirement age, introduction of specific reductions, reduction of widows' pensions – which led to a partial release, recognised in the profit and loss account, of the pension provision. Staff costs fell by € 205.5 m or 19.8% to € 833.0 m, other administrative expenses rose by € 4.0 m or 0.6% to € 680.8 m.

As the provisions made for litigation risks were lower than in the previous year, other operating expenses declined by € 69.5 m to € 149.9 m.

Overall, **operating expenses** increased by € 294.9 m or 14.4% to € 1,746.2 m.

Based on the large operating income, **operating results** doubled to € 1,694.8 m.

The favourable trend in risk costs associated with customer business in 2007 and income from the first variable profit-related component of the purchase price for Bank BPH S.A., Kraków, Poland, a bank which was sold to UniCredit in 2006, led to a decline to € 56.5 m in the net expense from the disposal and valuation of loans and advances and securities.

The net expense from the disposal and valuation of securities valued as financial fixed assets amounted to € 169.3 m, mainly reflecting gains on the sale of shares in CA IB International Markets Ltd., London, and in UniCredit CA IB Polska S.A., Warsaw, Poland, and valuation losses on the equity interests in caibon.com Internet Services GmbH und Bank Austria Trade Service GmbH, which resulted from distribution-related writedowns.

Results from ordinary business activities declined by 53.9% to € 1,469.1 m.

Extraordinary results related to the allocation to the fund for general banking risks.

The annual surplus increased by € 306.8 m or 35.9% to € 1,162.3 m.

1.3. Financial and non-financial performance indicators

Financial performance indicators

(in %)

	2007	2006	2005	2004
Tier 1 capital ratio	20.1	14.1	10.8	10.6
Return on equity before taxes	12.3	13.8	8.3	4.4
Return on equity after taxes	12.2	13.6	7.9	4.4
Cost / income ratio	48.5	69.8	67.9	74.6
Risk / earnings ratio	10.0	24.0	22.2	19.2

Although risk-weighted assets in the banking book increased, the **Tier 1 capital ratio** improved during the year under review as a result of the capital increase in connection with the equity interests transferred by UniCredit as a contribution in kind, and in connection with the allocation to the fund for general banking risks, which is part of Tier 1 capital.

Equity capital rose strongly as a result of the capital increase, and the annual surplus improved by 35.9%; thus **return on equity before taxes and after taxes** declined only slightly.

The strong decline in the **cost / income ratio** was mainly due to large dividend payments following the release of capital reserves at caibon.com internet Services GmbH and Bank Austria Trade Service GmbH, and to one-off income within general administrative expenses resulting from the adjustment of the internal service agreement on the BA-CA pension equivalent (ASVG equivalent) to changes in the legal framework.

The favourable trend in risk costs associated with customer business was the main factor for the improvement in the **risk / earnings ratio** to 10.0%.

Non-financial performance indicators

The bank has:

	2007	2006	2005	2004
Branches in Austria	313	333	349	360
Foreign branches (without banking business)	1	–	–	–
Outlets at companies	7	8	8	8
Head office	1	1	1	1
Total	**322**	**342**	**358**	**369**

As the process of combining branches continued, the total number of branches declined further in the reporting year.

Under the place-of-work principle applied to BA-CA AG and its subsidiaries, staffing levels and staff costs are recorded by those companies in which the employees work. On the basis of this principle, **staffing levels** are as follows:

Staffing levels

	31 DEC. 2007	ANNUAL AVERAGE FOR 2007	31 DEC. 2006	31 DEC. 2005	31 DEC. 2004
Headcount 1)	7,236	7,307	7,512	7,369	8,533
of which: workers other than salaried staff	–	–	–	–	*310*
Full-time equivalents1)	6,711	6,781	6,978	6,874	7,869
of which: workers other than salaried staff	–	–	–	–	*159*

1) excluding apprentices and employees on unpaid maternity or paternity leave, but including workers other than salaried staff and employees delegated under the place-of-work principle

[redacted]

The increase in staff levels in 2006 was exclusively due to the first-time application of UniCredit reporting guidelines, which require that staff members (237 persons) who terminated their active employment relationship as at 31 December 2006 are also included in the reporting-date figure.

BA-CA AG's Human Resources (HR) department carried out numerous development programmes as well as basic and advanced training programmes embedded in a comprehensive **Human Resources development policy**, which is further developed on an ongoing basis.

The Human Resources department supported the divisionalisation process by strengthening the business partner role. In this context the Human Resources Community acts as **adviser and strategic business partner** of its **customers, i.e. staff members and management**, and provides impetus to corporate development processes. A key factor is the proper balance between introducing change and maintaining elements that have proved effective.

Activities focus on the following HR projects:

● UniCredit Group's **Integrity Charter** defines shared values and rules of behaviour. It applies to all employees within UniCredit Group, irrespective of their position in the hierarchy. These are the 6 core values:

- Fairness
- Transparency
- Respect
- Reciprocity
- Freedom
- Trust

● **Employee survey** – Maintaining a dialogue with and listening to people are cornerstones of the Group's identity as set out in the Integrity Charter. These are also the basic qualities required to start a process of shared growth.

The opinions of our employees will help us identify our strengths and potential areas of improvement. In this way we will obtain important information for planning concrete measures to improve day-to-day activities. The employee survey also helps us to see what we have already achieved and what challenges we will have to meet in the future.

● The **Executive Development Programme** (EDP) has created a pool of top executives at Group level. Specific EDP processes support medium-term career planning and target-oriented development planning for each executive together with their superiors.

● **Job families** – Based on a given structure, an overview of all activities within the bank in terms of job profiles has been prepared for the first time, in cooperation with executives; jobs requiring similar professional and personal qualities have been bundled into job families.

● At BA-CA, **Performance Management** is aimed at achieving the following important objectives:
Consistently promoting employee development through transparent assessment of performance and well-balanced market-oriented incentives.

Employees are to be managed on the basis of annual targets derived from targets for the bank as a whole. We thereby aim to ensure that together we will achieve the targets for the entire bank by means of the **Management by Objectives (MbO)** instruments integrated in BA-CA Performance Management.

Transparent competence criteria applied in **AnnualPerformance-Reviews (APR)** are to strengthen the handling of personal feedback. The Human Resources Community fulfils its function of shaping the corporate culture by conveying company-specific standards and values; thereby the HR Community enhances employee engagement and employee loyalty across the bank.

Definitions of performance indicators

Tier 1 capital ratio: regulatory Tier 1 capital divided by risk-weighted assets (banking book) pursuant to the Austrian Banking Act (BWG)

Return on equity before taxes: annual surplus before taxes divided by average equity

Return on equity after taxes: annual surplus divided by average equity

Equity: subscribed capital, capital reserves, revenue reserves, reserve pursuant to Section 23 (6) of the Austrian Banking Act (BWG), untaxed reserves

Average equity: equity as at 1 January of the reporting year + equity as at 31 December of the reporting year divided by 2

Cost/income ratio: general administrative expenses (including depreciation) divided by operating income including the balance of other operating income/expenses

Risk/earnings ratio: net income/expenses from the disposal and valuation of loans and advances divided by net interest income including income from securities and equity interests

1.4. Capital resources and capital requirements

Capital resources of Bank Austria Creditanstalt AG as at 31 December 2007 pursuant to the Austrian Banking Act (BWG)
Tier 1 capital accounts for 84.9 % of net capital resources.

The comparative figures show the development of Bank Austria Creditanstalt AG's capital resources:

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Share capital	1,469	1,069
Less: shares in a controlling company	−1	−3
Capital reserves	7,547	2,154
Other reserves eligible as Tier 1 capital	3,567	3,212
Fund for general banking risks	2,454	2,150
Less: intangible assets	−203	−209
Tier 1 capital	**14,833**	**8,373**
Net revaluation reserve	320	49
Net supplementary capital	516	1,282
Net subordinated capital	3,002	2,167
Tier 2 capital	**3,838**	**3,498**
Less: carrying value of shares and substitute capital where the equity interest is 10 % or less (excess over free amount)	0	0
Less: carrying value of shares and substitute capital where the equity interest exceeds 10 % (first loss position included in 2006)	−1,114	−1,149
Less: carrying value of equity interests and capital components of insurance companies	−82	−82
Net capital resources for banking-book solvency	**17,475**	**10,640**
Tier 3 capital (to the extent required for the trading book and open foreign exchange positions)	**494**	**324**

Capital requirements
The comparative figures show the development of the assessment basis and of capital requirements of Bank Austria Creditanstalt AG:

		(€ m)
	31 DEC. 2007	31 DEC. 2006
Assessment basis for the banking book Risk-weighted assets	65,732	50,730
Risk-weighted off-balance sheet transactions / Annex 1	8,148	8,498
Risk-weighted off-balance sheet transactions / Annex 2	22	20
Assessment basis	73,902	59,248
8 % capital requirement for the banking book	**5,912**	**4,740**
Capital requirement for the trading book (plus open foreign exchange positions)	**494**	**324**
Total capital requirement	**6,406**	**5,064**

The capital requirement of BA-CA AG for the trading book (€ 494 m) is covered completely by Tier 3 capital.

Net capital resources composed of Tier 1 capital and Tier 2 capital taken into account for banking-book solvency (€ 17,475 m) exceeded by 195.6 % the capital requirement for the banking book (€ 5,912 m). Tier 1 capital amounts to € 14,833 m and would on its own suffice to cover the entire capital requirement.

1.5. Information about share capital and the exercise of special rights

The subscribed capital of BA-CA AG as at 31 December 2007 amounted to € 1,468,770,749.80 and consisted solely of ordinary shares.

Pursuant to a resolution passed at the Annual General Meeting on 19 May 2005, the Management Board is authorised, in accordance with Section 169 of the Austrian Joint Stock Companies Act, to increase the share capital by up to € 534,460,374.90 by issuing up to 73,515,870 new no-par value shares against contributions in cash or in kind, excluding or not excluding subscription rights, until 21 June 2010. On 4 December 2006, the Management Board passed a resolution, with the consent of the Supervisory Board on 21 December 2006, to make partial use of the additional authorised capital and to increase the share capital by € 399,850,000 by issuing 55,000,000 no-par value shares in exchange for the contribution in kind of the "CEE Business Unit of UniCredit", excluding subscription rights. The capital increase was carried out on 17 March 2007. The new shares are not listed and are entitled to dividend payments for profits from the 2007 financial year.

As at 31 December 2007, the amount of additional authorised capital was up to € 134,610,374.90.

As at 31 December 2007, UniCredit held a direct interest of 96.35 % in BA-CA AG.

The registered shares held by Privatstiftung zur Verwaltung von Anteilsrechten (AV-Z Stiftung, a private foundation under Austrian law) and by the Employees' Council Fund (Betriebsratsfonds) have a long tradition and carry special rights for historical reasons: for specific important resolutions to be adopted at a general meeting of shareholders, the registered shareholders have to be present when the resolutions are adopted. The relevant resolutions are specified in Article 20 (13) and (14) of the bank's Articles of Association.

There is a syndicate agreement – the Restated Bank of the Regions Agreement – between UniCredit, "AV-Z Stiftung" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien".

In the Restated Bank of the Regions Agreement, "AV-Z Stiftung" and "Betriebsratsfonds des Betriebsrats der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" have given an undertaking to UniCredit to the effect that if they want to sell BA-CA shares, they will first offer such shares held by them to UniCredit. If UniCredit does not accept the offer, the relevant contracting party could sell the BA-CA shares to a third party. In this case UniCredit has a right of preemption.

For the duration of this agreement (10 years), "AV-Z Stiftung" has a right to nominate two members of the Supervisory Board of BA-CA AG, and thereafter one member of the Supervisory Board for the duration of the guarantee issued by "AV-Z Stiftung" and the Municipality of Vienna.

There are no agreements on compensation between BA-CA AG and the members of its Management Board or its Supervisory Board or its staff members in the event of a public takeover bid.

1.6. Proposal for the appropriation of profits for the 2007 financial year

The annual surplus for the financial year beginning on 1 January 2007 and ending on 31 December 2007 amounted to € 1,162.3 m. The amount of € 354.6 m was allocated to reserves and the profit brought forward from the previous year was € 2.3 m. Thus the accumulated profit available for distribution was € 810.0 m. The Management Board proposes to the Annual General Meeting that a dividend of € 4.0 per share entitled to a dividend be paid on the share capital of € 1,468,770,749.80. As the number of shares is 202,031,740, the total amount of the proposed dividend is € 808.1 m.

Furthermore, the Management Board proposes that the remaining amount of € 1.9 m be carried forward to new account.

1.7. Information on the squeeze-out pursuant to the Austrian Federal Act on the Squeeze-out of Minority Shareholders (Gesellschafterausschlussgesetz) of the holders of bearer shares in Bank Austria Creditanstalt AG

On 26 March 2007, the fair cash compensation for the squeeze-out was set at € 129.40 per bearer share. The cash compensation was determined on the basis of a report by "Deloitte Valuation Services GmbH". The Commercial Court of Vienna appointed the audit firm "TPA Horwath Wirtschaftsprüfung GmbH" as auditor. In its report dated 27 March 2007, the auditor confirmed the correctness of the Joint Report of UniCredit and of the Management Board of Bank Austria Creditanstalt AG as well as the adequacy of the cash compensation offered by UniCredit. The cash compensation applies to about 3.65 % of the share capital or 7.4 million bearer shares (7,374,016) in free float.

The Annual General Meeting of Bank Austria Creditanstalt AG on 3 May 2007 adopted a resolution concerning the planned squeeze-out.

1.8. Legal actions for rescission and declaration of nullity

Three legal actions for rescission and declaration of nullity were brought against the resolutions adopted at the Annual General Meeting on 3 May 2007 concerning

- approval of the acts of the members of the Management Board of BA-CA
- approval of the acts of the members of the Supervisory Board of BA-CA
- transfer to UniCredit of the bearer shares held by minority shareholders of BA-CA against cash compensation in accordance with the provisions of the Austrian Squeeze-out Act

and against the rejection of a special audit to ascertain if the issue price set in December 2006 by the Management Board with the consent of the Supervisory Board for the capital increase against contribution in kind was adequate.

By decision of the Commercial Court of Vienna dated 7 February 2008, these proceedings were linked for joint hearing and decision pursuant to Section 197 (3) of the Austrian Joint Stock Companies Act.

In the pending proceedings, the court examines if the contested resolutions are to be declared null and void or are lawful resolutions. In these proceedings, the court will not make a decision on the adequacy of the cash compensation offered by UniCredit to minority shareholders of BA-CA for their bearer shares. A review of the adequacy of the cash compensation can only be applied for after registration of the shareholders' resolution in the Austrian Register of Firms. Such a review procedure would not relate to BA-CA AG but to the shareholders' sphere.

1.9. Proceedings before the Austrian Takeover Commission

Following an application by one shareholder in BA-CA AG, the Austrian Takeover Commission, by its decision dated 16 April 2007, initiated proceedings against UniCredit and BA-CA AG. As far as BA-CA AG is concerned, the object of these proceedings is to ascertain if the statement made by the Management Board of BA-CA AG in September 2005 was in compliance with the legal requirements or if material parts of the statement, especially with regard to Bank BPH remaining within the BA-CA Group in the future, were incomplete, misleading or incorrect. Since initiating the proceedings, the Austrian Takeover Commission has not taken any further steps.

2. Report on risk management, risks, third-party guarantees and future developments

Overall risk management

Bank Austria Creditanstalt AG identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group. In performing these tasks, Bank Austria Creditanstalt AG works closely with the risk control and risk management units of UniCredit. In this context, Bank Austria Creditanstalt AG supports UniCredit's ongoing projects which are aimed at establishing uniform group-wide risk controlling procedures.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk management into the following categories: market risk, liquidity risk, counterparty risk, credit risk (including real estate risk), operational risk, business risk, and risks arising from the bank's shareholdings and equity interests.

The Management Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Management Board is supported by specific committees and independent risk management units. All risk management activities of Bank Austria Creditanstalt AG are combined within a management function at Management Board level directed by the Chief Risk Officer (CRO) and comprise secondary lending decisions in the Credit Operations department, the treatment of problem loans in the Special Accounts Management department, and strategic risk management in the Strategic Risk Management department. The unit for active credit portfolio management (Credit Treasury) reports directly to the Chief Financial Officer (CFO).

Cross-divisional control

Credit Operations is responsible for portfolio management, risk control and risk monitoring of the credit portfolio including credit ratings of corporate customers in CEE (Central Eastern Europe) and SEE (South-East Europe), and for preparing local accounts analyses and corporate analyses as well as collecting and evaluating sectoral information.

The responsibilities of Special Accounts Management include the management and settlement of non-performing loans. Activities focus on analysing and evaluating business and legal risks as a basis for preparing, obtaining approval for and implementing exposure strategies. In these activities, the department uses specific restructuring expertise which is also made available to banking subsidiaries.

The Asset/Liability Committee (ALCO) is responsible for the management of balance-sheet structure positions, it controls liquidity risk and deals with cross-divisional risk management issues arising between sales units and overall bank management as well as with the results of the credit portfolio model and operational risk. Control of market risk of the trading books is ensured by the Market Risk Committee (MACO), which meets once a week. MACO deals with short-term business management issues relating to the presentation and discussion of the risk/earnings position of Markets & Investment Banking and with limit adjustments, product approvals and positioning decisions. MACO also deals with methodological issues concerning the determination of counterparty risk. In addition, the general framework and limits for banking subsidiaries are defined by MACO. Credit risk is assessed by the credit committee.

The Management Board of Bank Austria Creditanstalt AG sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MACO, which holds a meeting every week, makes limit decisions at the operational level and analyses the risk and earnings positions of the bank's Market & Investment Banking units. ALCO performs analyses and makes decisions with regard to business activities closely connected with customer business (in particular, balance sheet structure, liquidity, operational risk, and risk management issues arising between sales units and overall bank management). The decisions and results of these committees are reported directly to the bank's full Management Board. Strategic Risk Management, an independent department separate from the business divisions up to Management Board level, is in charge of preparing analyses and monitoring compliance with limits. 2007 saw the implementation of the second part of the project for counterparty risk calculation; the final acceptance test of the internal model for counterparty risk by the supervisory authorities is planned for 2008. This step would enable the BA-CA Group to reduce capital used in this connection by applying the model.

The Bank Austria Creditanstalt Group applies the principle of value-based management. In line with this principle, for pricing purposes in business and customer relations (micro control), capital employed (comprising both the Tier 1 capital required pursuant to the Austrian Banking Act and economic capital) is expected to yield a specific return.

Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. For micro-control purposes, economic capital for credit risk is calculated using value-at-risk methodologies. These unexpected losses over a period of one year are calculated with a confidence level of 99.95%.

Additionally, value-at-risk methodologies are used in the BA-CA Group for calculating or planning economic capital for all specified types of risk (market risk, credit risk, risks arising from shareholdings and equity interests, real estate risk, operational risk, business risk).

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire UniCredit Group. This ensures overall risk management across the Group. Examples in this context are global MIB[1] risk reporting and the global MIB limits in the area of market risk.

Management of balance sheet structure

Interest rate risk and liquidity risk from customer transactions are attributed to the bank's Treasury through a matched funds transfer pricing system applied throughout the Group. On this basis, interest rate risk, market risk and liquidity risk as well as contribution margins from customer transactions can be attributed to the bank's business divisions in line with the principle of causation. ALCO ensures that the bank's overall maturity structure is optimised, with the results from maturity transformation being reflected in the Markets & Investment Banking division. Factors taken into account in this context include the costs of compensation for assuming interest rate risk, liquidity costs and country risk costs associated with foreign currency financing at CEE subsidiaries.

Products for which the material interest-rate and capital maturity is not defined, such as variable-rate sight and savings deposits, are modelled in respect of investment period and interest rate sensitivity by means of analyses of historical time series, and taken into account in the bank's overall risk position. Interest rate sensitivities are determined and taken into account in hedging activities, which results in a positive contribution to profits from customer business.

To assess its balance sheet structure, the bank uses the Value-at-Risk approach, complemented by a scenario analysis covering subsequent quarters and years. The bank thus also follows the Basel II recommendation concerning the simulation of future net interest income under different interest rate scenarios ("earnings perspective").

1) MIB = Markets and Investment Banking

In the earnings perspective analysis, simulations of the future development of net interest income and of the market value of the banking book are generally based on assumptions regarding volume and margin developments under different interest rate scenarios. Parallel interest rate shocks as well as inversions and low-interest-rate scenarios can be analysed to identify their possible impact on the bank's net interest income and market value.

The analyses performed as at December 2007 show that a decline in interest rates in all currencies would have the strongest impact on the bank's net interest income. This is a typical feature of commercial banks, given the interest rate remanence on the liabilities side of banks' balance sheets (sight deposits, equity). A downward interest rate shock of 1 % would depress net interest income in the first year by about € 150 m if all other factors (volume, margins, maturities) remain constant.

The rules of the New Basel Capital Accord ("Basel II") require the measurement at Group level of "interest rate risk in the banking book" in relation to the bank's capital by comparing a change in the market value of the banking book after a 2 % interest rate shock with the bank's net capital resources. In the event that such an interest rate shock absorbs more than 20 % of a bank's net capital resources, the bank supervisory authority could require the bank to take measures to reduce risk.

A 2 % interest rate shock would absorb about 4 % of the Group's net capital resources; this calculation also includes the current investment of equity capital as an open risk position. This means that the figure for Bank Austria Creditanstalt is far below the outlier level of 20 %.

Credit Treasury

Since the implementation of Credit Treasury (CT; former Active Credit Portfolio Management ACPM) a predefined corporate segment of customers is actively managed according to capital market principles, in addition to the unchanged credit process for credit risks. By mapping the credit risk from customer business through a reference structure derived from maturity-matched market prices a risk adequate pricing of this portfolio segment is secured, accompanied by efficient capital market control. In Credit Treasury, the risk positions are aggregated and the bank's credit risk profits are optimised. By actively hedging and re-investing, Credit Treasury is to widen the portfolio's diversification, and contributes to an improvement of the risk-return profile.

The weekly Credit Treasury Committee, analogously to the Market Risk Committee (MACO), serves to steer business in regard to the risk-return situation in Credit Treasury as well as to adapt limits and to decide on positions.

In 2007 Credit Treasury executed two synthetic securitisations relating to Austrian and international corporate loans.

2.2. Risks

Market risk

Market risk management encompasses all activities in connection with our Markets & Investment Banking operations and management of the balance sheet structure in Vienna and at Bank Austria Creditanstalt AG's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Management Board and the committees (including MACO) designated by the Management Board. At Bank Austria Creditanstalt, market risk management includes ongoing reporting on the risk position, limit utilisation, and the daily presentation of results of Markets & Investment Banking operations.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk, other factors of equal importance are stress-oriented sensitivity and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by Strategic Risk Management. Ongoing refinement work includes reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Management Board and by MACO, and adjusting the system to general market developments. In this context a product introduction process has been established in which risk managers play a decisive role in approving a new product. The "NoRISK" risk model, approved by the supervisory authorities since 1998, is used for computing capital requirements; in contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (confidence interval of 99 %, 10-day holding period) and additionally the multiplier determined as part of the model review is applied. The risk model covers all major risk categories: interest rate risk and equity position risk (both general and specific risk), exchange rate risk and commodities position risk.

In 2007, the standard risk report presented at MACO's weekly meetings was adjusted to the structure of the UniCredit Group-wide MIB risk report and thus covers the same (stress) sensitivities in addition to VaR figures. Regular and specific stress scenario calculations complement the information provided to MACO/ALCO and the Management Board. Macro scenarios show the potential adverse impacts of global developments with specific effects on the respective risk categories, while stress sensitivities of individual risk factors or groups of risk factors show the potential adverse impacts on partial market segments. Stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of such fluctuations and a liquidity disruption in specific products and risk factors on the bank's results. These assumptions of extreme movements are dependent on currency, region, liquidity and the credit rating, and are set by Strategic Risk Management on a discretionary basis after consultation with experts in other areas of the bank (e.g. research, Treasury).

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in IFRS-based profit and the marking to market of all investment positions regardless of their recognition in the IFRS-based financial statements ("total return"). The results are available to Bank Austria Creditanstalt AG's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency. The new regulatory approach to prudent valuation in the trading book is also implemented primarily by Strategic Risk Management and further developed on an ongoing basis through cooperation within UniCredit Group (first application in December 2006).

In Vienna, Bank Austria Creditanstalt uses the "MARCONIS" system developed by the bank itself to completely and systematically review the market conformity of its trading transactions. This tool is also used by all CEE banking subsidiaries with market risk activities.

Value-at-risk movements (1 day, confidence interval of 99 %) in 2007 reflected the acquisition of a number of banks and their inclusion in BA-CA's group of consolidated companies in the course of the year (initially UniCredit banking subsidiaries and, later on, acquisitions of banks outside UniCredit Group). The significant rise in VaR in March resulted mainly from the integration of Yapı Kredi (Turkey), and the increase in November was due to the integration of JSC ATF Bank (Kazakhstan). Overall, the integration of the new banking subsidiaries led primarily to a rise in Total Return VaR, while the increase in risk in the trading book was comparatively small.

The results of the internal model based on VaR (1 day, confidence interval of 99 %) in 2007 moved between € 16.7 m and € 58.7 m for the BA-CA Group. The average Total Return VaR was € 35.2 m, significantly higher than the comparative figure for the previous year (€ 19.8 m). The average VaR in the trading book only rose to a level of € 12.3 m (from € 10.3 m in the previous year). As in previous years, the risk report includes the non-trading driven equity positions of the bank's investment books and the hedge-fund positions. Credit spread risk and interest rate risk account for most of the total risk of the Bank Austria Creditanstalt Group.

The US sub-prime sector is of little significance for the BA-CA Group. There are no direct loans in this sector, and the end-of-2007 market value of investments in sub-prime related RMBSs and CDOs was about € 83 m and € 29 m, respectively. More than 99 % of this total volume is rated AAA. All CDOs were issued before 2006. Ongoing redemptions are steadily reducing the volume. Therefore losses incurred on these assets in 2007 have a low impact on BA-CA. As part of fair value adjustments, additional liquidity reserves were recognised in net trading, hedging and fair value income in 2007. The latter applies to securities based on sub-prime assets and to the other part of the ABS & MBS book.

Information on the amounts of market risks is contained in the notes to the financial statements.

Liquidity risk
In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity requirements (warning level). In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis.

In medium-term and long-term liquidity management of the Bank Austria Creditanstalt Group, liquidity inflows over 1 year and over 5 years must cover a minimum of 90 % of expected liquidity outflows during these periods.

For the purpose of short-term liquidity management, the BA-CA Group and each bank have implemented volume limits for the first five business days, for two weeks and for the entire first month of the period to maturity. Short-term liquidity management covers Treasury transactions and the securities portfolio of the respective bank. This limit was observed at all times. The liquidity strain in the wake of the sub-prime crisis did not lead to any major negative changes in this respect.

Our customer business is managed with due regard to liquidity costs. The applicable alternative costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of our business.

Counterparty risk
For the purposes of portfolio management and risk limitation in the derivatives business with banks and customers, and on the basis of our internal market risk model, the bank has set up a new Monte Carlo path simulation to estimate the potential future exposure at portfolio level for each counterparty. The calculations are based on market volatility, correlations between specific risk factors, future cash flows and stress considerations. Netting agreements and collateral agreements are also taken into account for simulation purposes.

The simulation calculations are performed for all major types of transactions, e.g. forward foreign exchange transactions, interest rate instruments, equity-related instruments and credit derivatives. Commodity derivatives and repurchase agreements are taken into account with an add-on depending, for example, on the maturity. The bank applies a confidence interval of 97.5 %.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely group-wide basis. In addition to the potential future exposure, the path simulation also enables the bank to calculate the average exposure and the modified average exposure pursuant to Basel II, as well as the effective maturity of the exposure to each counterparty. This makes it possible to integrate counterparty risk in an internal model compliant with Basel II.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses. Management takes proper account of default risk, especially in view of the significant increase in business volume, despite the good average credit rating of our business partners in the derivatives business.

Credit risk
The organisational changes through which the CEE subsidiaries of UniCredit and HVB were integrated in the BA-CA sub-group in 2007 also involved changes in the composition of net writedowns of loans and provisions for guarantees and commitments.

In the Retail business segment, the measures taken in previous years started to have positive effects. Net writedowns of loans and provisions for guarantees and commitments were significantly below the budget level, not least because of the positive effects from the sale of non-performing loans.

This transaction involved the sale to several investors of a nominal volume of about € 850 m.

This sale and improved risk processes had a favourable influence on net writedowns of loans and provisions for guarantees and commitments. Further adjustments to risk systems and processes are planned for 2008 with a view to further improving the provisioning charge in this business segment.

While the number of business insolvencies continued to decline, they tended to involve larger amounts. Nevertheless, thanks to successful restructuring efforts, which even led to net releases of provisions in the Real Estate and Financial Institutions sectors, the provisioning charge in the Corporates Division was kept at a low level.

Overall, there was a satisfactory trend in risk costs in Central and Eastern Europe. On the basis of further refined risk management instruments and methods, and as economic conditions in the region remained stable, the ambitious targets were surpassed although lending volume rose strongly, especially in retail banking.

For BA-CA AG and all units that already use the Basel II default definition, impaired assets are loans and receivables which are in default also according to the Basel II definition. In Central and Eastern Europe, the risk categories which the respective central bank requires banks to use for the classification of loans and receivables are reconciled with the various categories of "impaired assets" as defined by the Bank of Italy.

Operational risk

Analogous to Basel II, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other catastrophes, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud will be subject to more accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Loss data are collected, and processes are optimised, in close coordination and cooperation with other departments and units including Internal Audit, the Compliance Office, Legal Affairs and the insurance sector. Also to be considered is the fact that Bank Austria Creditanstalt AG has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

In the same way as for other types of risk, in addition to central risk controlling, Bank Austria Creditanstalt AG – like UniCredit – has built up a decentralised risk management network of contacts within departments and at subsidiaries (OpRisk Managers). While the main task of central risk management is to define the methods used and to perform risk measurement and analysis, risk managers working on a decentralised basis are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

Pursuant to Section 70 (1) 3 of the Austrian Banking Act, the Austrian Financial Market Authority (FMA) carried out an on-site supervisory assessment of the advanced approach in 2007. The review focused on the organisational structure and processes used for limiting operational risk, and on the related control environment. The on-site review, carried out by the FMA on behalf of the Bank of Italy, took place from the beginning of June until the beginning of August, with some interruptions.

Quite generally, the organisation of operational risk management at BA-CA has been established at a high quality level. A network of independent functions and teams are involved in managing and controlling risks, providing the Management Board with sufficient information on the risk situation and enabling the Management Board to manage risk. Improvements with regard to the extended documentation requirements for scenarios, risk indicators and the analysis of the general ledger for operational risk relevance as well as an ongoing expansion and strengthening of the functions of divisional Operational Risk Managers will take place in the course of 2008.

At the beginning of 2008, the final opinion from the Austrian supervisory authority was sent to the Bank of Italy, together with a positive recommendation concerning approval for the use of the internal ratings-based approach in calculating BA-CA AG's assessment basis. The Bank of Italy's approval at UniCredit Group level is expected to be received at the beginning of 2008.

In 2008, activities with regard to operational risk will focus on

- implementing the requirements under the regulatory reviews in Italy, Austria and Croatia,
- supporting the units pursuant to the AMA rollout plan in implementing the regulatory reviews for Basel II implementation in cooperation with UniCredit Group,
- deepening cooperation with the ORX loss data consortium and with the RMA with a view to developing and implementing best practice in the area of operational risk,
- expanding the operational risk management system with a view to integrating the general ledger analysis and integrating the local regulatory reports,
- further analysis of the existing insurance coverage of our Group and establishment of a strategic insurance programme.

Business risk

Business risk is defined as unexpected adverse changes in business volume and/or margins which cannot be attributed to other types of risk. Adverse changes result mainly from a significant deterioration in market conditions, changes in the competitive position or customer behaviour, and from changes in the legal environment.

Business risk measurement thus measures the influence of external factors on a decline in profits and the effect on the market value.

As part of general income and cost management, operational management of business risk is the responsibility of the individual business units.

Risks arising from the bank's shareholdings and equity interests

In dealing with this type of risk, Bank Austria Creditanstalt takes into account market price fluctuations in its equity holdings in listed and unlisted companies.

Not included are equity interests in operating subsidiaries of the Group because risks associated with such companies are determined and recorded under the various other risk types.

The portfolio includes various strategic investments and real estate companies; real estate holding companies are taken into account in real estate risk.

Generally, Value at Risk is determined on the basis of market values and volatilities of the relevant equity interests. For shares in unlisted companies the bank uses book values and volatilities of relevant stock exchange indices and takes account of residual variances.

Legal risks

Provisions have been made for pending legal risks in line with the estimated probability of costs arising from litigation.

No provisions have been made, inter alia, for the following pending legal proceedings due to the low probability of claims being lodged. An outflow of funds cannot, however, be excluded in these cases, either:

- Action brought by the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary in Zurich.
- Action brought by Valauret S.A. in Paris on the grounds of alleged involvement of Creditanstalt AG (now merged with BA-CA AG) in wilful deception in connection with a French joint stock company as a result of which the plaintiffs incurred losses through a loss in value of shares acquired by it in the joint stock company.
- An appeal with suspension of collection was lodged against the official notices on liability (capital yields tax) issued in connection with individual securities transactions for the periods 2005, 2006 and January to September 2007.

Positive assessment of A-IRB compliance by Austrian Financial Market Authority/Austrian central bank concerning rating systems applied for by the bank

The rating systems applied for by BA-CA AG in respect of the advanced internal ratings-based (A-IRB) approach were positively assessed by the Austrian Financial Market Authority/OeNB (Austria's central bank) upon completion of the regulatory review at the beginning of 2008. The Bank of Italy's approval at UniCredit Group level is expected to be available at the beginning of 2008. The term "rating system" covers all methods, processes, controls, data collection systems and data processing systems used for assessing credit risk, assigning loans and receivables to rating classes, and to quantify estimates of defaults and losses in respect of specific types of loans and receivables.

Very important factors in the credit approval process are a detailed assessment of risk associated with each loan exposure, and the customer's credit rating in particular. Every lending decision is based on a thorough analysis of the loan exposure, including an evaluation of all relevant factors. Following the initial loan application, the bank's loan exposures are as a rule reviewed once a year. If the borrower's creditworthiness deteriorates substantially, shorter review intervals are obligatory.

For internal credit assessment in Austria and by Bank Austria's banking subsidiaries in CEE, the bank uses various rating and scoring models (for calculating the parameters PD, LGD and EAD on the basis of models specifically developed for these purposes)[2] for the customer/business segments to be assessed, in line with the various asset classes pursuant to Section 22b of the Austrian Banking Act, the Solvency Regulation and Directive 2006/48/EC of the European Parliament and of the Council of 14 June 2006 relating to the taking up and pursuit of the business of credit institutions. There are country-specific or region-specific models (e.g. for corporate customers, retail customers) and global models (e.g. for sovereigns,

2) PD = Probability of Default; LGD = Loss Given Default; EAD = Exposure at Default

banks). The assessment of a loan exposure is based on data from the respective company's financial statements and on qualitative factors.

The various rating and scoring models provide the basis for efficient risk management of the BA-CA Group and are embedded in all decision-making processes relating to risk management. They are also a key factor for capital required to be held against risk-weighted assets. Great attention is given to consistency in the presentation for supervisory purposes and the requirements of internal control.

All internal rating and scoring systems are monitored on an ongoing basis and are subject to regular validation on an annual basis, including a review to verify if the rating/scoring system provides a correct representation of the risks to be measured. All model assumptions are based on multi-year statistical averages for historical defaults and losses.

With risk-adjusted pricing and a stronger focus on risk management, we aim to constantly improve the diversification and the risk/earnings ratio of the portfolio. For real estate customers, the customer-related rating is complemented by a transaction rating.

The bank uses a scoring system for retail customers. The automated rating tool is used for assessing, monitoring and managing the large number of loan exposures to private customers, small businesses, independent professionals and non-profit organisations.

Retail scoring comprises an application scoring procedure based on effective and recognised mathematical and statistical methods, and a behaviour scoring procedure taking into account such factors as amounts received in the account and customers' payment practices. The scoring system for retail customers provides information that is updated on a monthly basis. This gives the bank an accurate tool for lending decisions and early recognition of risk. Automated data processing helps the bank to reduce costs required for credit control while accelerating lending decisions.

2.3. Third-party guarantees

Under Section 92 (9) of the Austrian Banking Act, **Privatstiftung zur Verwaltung von Anteilsrechten** ("AV-Z Stiftung"), a private foundation, serves as deficiency guarantor for all liabilities of BA-CA AG in the event of the company's insolvency.

After the change in the legal form of Anteilsverwaltung-Zentralsparkasse into a private foundation in 2001, the **Municipality of Vienna** serves as deficiency guarantor for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG (then Bank Austria Aktiengesellschaft) which were entered into prior to and including 31 December 2001.

2.4. Outlook for 2008

Macroeconomic environment and risks

After four years of steady, strong growth of about 4.5% annually, 2008 will see the global economy expanding at a rate that will be about 0.75 percentage points lower. The US economy, still a pacemaker of economic performance, is currently moving along zero growth; uncertainty triggered by the financial market crisis has led to higher costs associated with risk; and the sharp increase in commodities prices is dampening the structural upswing in the Far East, which remains the mainstay of global economic growth. The firm euro amplifies the spillover of these trends into the euro area, where growth will reach about 1.5% in 2008, after 2.7% in the previous year. The significant reductions of interest rates in the United States – leading to negative real interest rates – and fiscal measures should start to have an expansionary effect from the middle of the year. And despite inflationary tendencies, the ECB is also expected to reduce its key interest rates as the year progresses. In combination with the hoped-for return to normal conditions in money markets, this will help to raise the yield curve again, with little change in long-term yields.

Austria's economy will be impacted in 2008 by the unfavourable international environment affecting export performance and demand for capital goods. Confidence in industry and among consumers has declined, and BA-CA's business indicator points to a slowdown in economic activity. Although pensions and wages have increased considerably and the encouraging trend in the labour market continues, private consumption will grow only moderately in 2008. The outlook is clouded by the strong increase in prices which will not weaken until the second half of the year when food prices will ease. The Austrian economy will nevertheless continue to grow, though more moderately, at 1.9%.

The **CEE region** will not be able to escape the impact of weaker economic activity and the general repricing of risk. The latter will be evident in the foreseeable future – CDS spreads have doubled or tripled all around the world since July 2007. Moreover, international investors are starting to be quite selective, penalising countries which show high imbalances. With strong fundamentals, the region is however in a favourable position to cope with the new environment. Real GDP growth will likely decline only slightly, to 5.7 % in 2008 from 6.8 % in 2007.

The long-term growth trend across the group of CEE countries is still intact: consumption is fuelled by rising household incomes and declining unemployment, although this is mitigated by high inflationary pressures and tighter monetary conditions. Despite some tightening of credit, the prospects for investment activity remain positive thanks to a buoyant corporate sector and a number of infrastructure projects financed by structural funds (in EU member countries) or investment and growth funds. Slower growth in the euro area will put some pressure on the export sector. The region nonetheless remains competitive and selected industries may even benefit from a relocation of production by international companies. Oil and other commodities prices remain supportive for CIS countries.

In recent years, most countries in the region have been relying on external savings to finance their growth. Rising current account deficits were financed by foreign direct investment, but also by foreign debt – in 2007 the region attracted roughly € 100 bn in international debt. The worldwide repricing of risk has made foreign borrowing more expensive, increasing the risk of tighter credit conditions also on the domestic front. Countries with larger external imbalances face a higher increase in the cost of external funding, making them more vulnerable to adverse developments in the new international environment.

In the **Central European countries** of our perimeter economic growth should amount to 4.7 % in 2008 compared to 6.0 % in 2007. Countries in this region are less sensitive to the global financial turmoil as external imbalances are under control and the cost of funding remains relatively low despite the upward trend. However, we expect some monetary tightening in the wake of rising inflationary pressures and growing production capacity constraints.

We forecast some slowing of growth rates in **South-East Europe**, from 6.7 % in 2007 to 5.7 % in 2008. These countries have small and very open economies, which have largely financed their growth in recent years through foreign borrowing. In some countries there is political uncertainty. The global repricing of risk has had a particularly strong impact on these countries, and we expect their credit growth to lose momentum. Some slowing of growth is however welcomed in the **Baltics**, where concerns over overheating were repeatedly addressed in recent years. We forecast growth of close to 6 % in **Bulgaria**. Markets are starting to price a higher cost of risk for the country, amidst its high current account deficit and rising inflationary pressures, which raise questions about the long-term sustainability of the currency board. We believe, however, that macroeconomic policies are very coordinated, focused on some moderate cooling. In **Croatia**, the central bank's strategy of cooling domestic credit growth while limiting local banks' external indebtedness and promoting their recapitalisation, has proved successful. The current account deficit remains high, at an estimated 7.4 % of GDP in 2007, with no financing problems, as reflected in the continuing upward pressure on the kuna. Market sentiment towards **Romania** has changed substantially in the last year. While growth prospects remain positive, the country is paying the cost of its long-term vulnerability and of a rather incoherent political environment. The exchange rate, despite a rather tight monetary policy, has strongly depreciated in the past months and remains quite volatile. We forecast growth of around 5.4 % and a slight slowdown in lending growth. In **Serbia** the political environment will remain uncertain. The consequences of **Kosovo's** unilateral declaration of independence are still not clear. Meanwhile, economic growth is forecast to be moderate, slowing from last year's peak level on the back of tighter global credit conditions. In **Bosnia and Herzegovina** the domestic political environment is also a central issue and raises questions about whether a signing of the SAA (Stabilisation and Association Agreement) with the EU will take place. On the economic front, robust credit growth and strong manufacturing activity point to strong growth in 2007 and 2008.

The repricing of risk at an international level has also affected **Russia**, as both banks and medium-sized and large Russian companies relied heavily on external funding in recent years. The main evidence so far points to weaker growth in corporate deposits and an acceleration in corporate lending growth. We see lending growth at 35 % in 2008, and this will fuel consumption and investment growth. Overall, we forecast growth of 6.7 % for Russia, with high oil prices remaining a key driver for the economy. In **Ukraine** growth will ease from 7.3 % in 2007 to 5.6 % in 2008. The country continues to experience a consumption and investment boom, largely financed by strong capital inflows and by a rapidly expanding banking sector. There are also imbalances, with the current account deficit standing at 4.1 % of GDP and inflation peaking at

16.6 % in December. It should be noted that the economy remains quite sensitive to potential external shocks, such as a sudden drop in steel prices or another gas crisis with Russia. A liquidity crisis is discernible and already translating into a credit squeeze in **Kazakhstan**. The consumption and investment boom which has driven the impressive growth of recent years is severely constrained. Companies have reduced access to international capital markets, while the banking sector, which was financing a credit boom through foreign borrowing, now has to severely limit lending expansion to its deposits' attraction capacity. We now forecast growth as low as 5 % in 2008, after rates close to or above 10 % in the last few years. We still expect the country's long-term potential to be maintained, as with high energy and raw material prices the country has sufficient money and commitment to prevent a major crisis. Although the **Turkish** economy lost significant momentum in 2007, the outlook is somewhat brighter now despite the fragile global environment. Policy interest rates are now 225 basis points lower than five months ago, which will support investment activity. The political uncertainties have been dispelled, and the government is promoting important reforms. Although the banking sector is sound and relatively well protected by fairly limited dependency on international borrowing (the loans/deposit ratio is still below 1), Turkey is exposed to financial contagion from abroad.

Outlook for Bank Austria Creditanstalt's performance in 2008

In **Austrian customer business**, the market will continue to be characterised in 2008 by weak volume growth and – in view of more intensive competition – by persistent pressure on margins. The restrained economic trend will dampen lending growth to 3.5 % in 2008. The cyclical weakening and continued ample liquidity in the business sector will be reflected in a lower increase in demand for corporate finance while loans to households will grow more strongly than in 2007, which was a weak year in this respect. Deposit growth will also decrease as interest rates decline. With a sustained stabilisation of the financial market situation, mutual funds and bond funds in particular, as well as insurance policies, will again become more attractive in 2008. Despite the subdued market outlook, we expect moderate revenue growth in 2008. Following various adjustments in past years, the bank's sales activities, product policy and processes are closely geared to meeting the specific needs of the various customer segments. These areas will no longer be subject to major restructuring. We expect that further growth of profits from Austrian customer business will mainly come from using UniCredit's cross-regional business model (revenue and cost synergies), i.e. from a further reduction of the cost/income ratio, and from improved productivity measured on the basis of risk-weighted assets.

Credit spreads in **financial markets** have continued to widen in the first few months of 2008, which means that there is still a risk for the entire banking industry of further marking-to-market adjustments in the structured credit sector. The bundling of all resources within the Markets & Investment Banking Division and integration in a strong international network will further enhance our ability to compete effectively in CEE markets, where competition is intensifying. Our trading activities are diversified and internationally coordinated within the various business areas, with MIB units in CEE also becoming more closely integrated in the network. Customer-driven business and especially our regional focus on CEE with large cross-selling potential in the entire UniCredit Group provides a strong basis for success in both Markets activities and Investment Banking operations in 2008. Therefore we think that in 2008, as the repercussions of the sub-prime crisis subside, our MIB Division will be able to achieve the levels of profitability seen in past years.

We expect that the **CEE business segment** will make the strongest contribution to profit growth in 2008. Although the countries within the perimeter of our operations differ widely in terms of size, openness to foreign trade, convergence to the European Union and economic structure, and despite the related differences in risk profiles, there is a common denominator for banking business from the CEE Division's perspective: in the basic scenario, real economic growth will far exceed the level achieved in West European economies. Moreover, as in previous years, further accelerating financial intermediation and progressive penetration with state-of-the-art banking products will support these trends. Growth will weaken somewhat, but loans will nevertheless increase by between 25 % and 30 %, with even higher rates expected in retail banking. The trend in deposits will lag behind this development, following the logic of the catching-up process; yet growth rates in deposits will be only slightly lower. Assets under management will keep pace with this momentum, but only in countries where convergence has made good progress.

In this environment we will pursue **organic growth**, also through our ambitious branch network expansion programme in growth markets. These efforts will be supported by closer divisional coordination and international product lines. Progressive division of labour using best practice will contribute to keeping the increase in costs at a level that will be significantly lower than revenue growth, despite heavy investment. Capital productivity is an important success factor also in CEE. Overall, we expect profits in the CEE business segment to rise further in 2008, continuing the trend seen in previous years.

While the strong improvement in Bank Austria Creditanstalt's overall performance in 2007 will probably not be repeated in 2008, the basic scenario, if the above-mentioned risks do not materialise, is at least a double-digit percentage increase in profits.

3. Events after the balance sheet date

Ukrsotsbank
On 25 June 2007, the Management Board of BA-CA AG approved the acquisition of **Joint Stock Commercial Bank for Social Development Ukrsotsbank, Kiev, Ukraine, (Ukrsotsbank).** On 21 January 2008, the bank acquired a 94.20% shareholding interest in the bank for € 1,525.5 m. 8.05% of this interest is held directly and 86.15% is held indirectly through Private Joint Stock Company "Ferrotrade International" (a wholly-owned subsidiary of BA-CA AG), which has its headquarters in Kiev.

Real estate at Am Hof 2 and at Vordere Zollamtsstrasse 13, and profit- and liquidation-sharing right in Immobilien Holding GmbH
BA-CA AG started the sale process for its real estate at Vordere Zollamtsstrasse 13 and for its real estate at Am Hof 2, which is held via a subsidiary. The indirectly held profit- and liquidation-sharing right in Immobilien Holding GmbH is also offered for sale.

Legal action Polygon Poland
In February 2008, a lawsuit was served upon BA-CA AG which was filed by a shareholder of BA-CA AG who is also shareholder in Bank BPH S.A., Kraków, Poland (a former Polish subsidiary of BA-CA AG), against Bank BPH S.A., UniCredit and BA-CA AG. The action was brought for the declaratory judgement that BA-CA AG is shareholder in Bank BPH S.A., and that UniCredit is not shareholder in Bank BPH S.A. as the contract on the sale of Bank BPH S.A. by BA-CA AG to UniCredit is allegedly null and void. BA-CA AG believes this lawsuit is inadmissible and without merit.

Decision by Landgericht München
In January 2008, the Landgericht München decided in favour of plaintiffs who had brought lawsuits contesting the resolutions passed at the Extraordinary General Meeting of HVB AG on 25 October 2006 to approve the sale of BA-CA AG to UniCredit and the sale of the activities of HVB AG in Central and Eastern Europe to BA-CA AG. The court decided on the grounds that two procedural defects had occurred in the Extraordinary General Meeting held in 2006. The court decision does not impact either the validity of the separate transfer of the shareholding interest in BA-CA AG to UniCredit at the beginning of 2007, or the validity of the transfer of HVB AG's activities in Central and Eastern Europe to BA-CA AG. The judgement is moreover not yet final and absolute.

Settlement offer to BA-CA pensioners
In February 2008, BA-CA AG made an offer of settlement to those former employees who terminated their employment relationship on the grounds of retirement within a period of 8 years (1 January 2000 to 31 December 2007) after the pension entitlements were transferred to the pension fund. The period within which they can make a statement on acceptance of the offer ends at the end of March 2008.

Sale of insurance company Yapi Kredi Sigorta AS, Turkey
On 25 February 2008, Yapı Kredi Bank, Turkey, announced its intention to sell the insurance company Yapı Kredi Sigorta AS, Turkey. BA-CA AG held an indirect 38.8% shareholding interest in Yapı Kredi Sigorta.

Vienna, 4 March 2008

Hampel
(Chairman)

Ghizzoni Gross Hemetsberger

Kretschmer Müller Prehofer

Vivaldi Zadrazil

Report of the Supervisory Board

Introduction

In the 2007 financial year, the Supervisory Board performed all its duties as defined by the law and the Articles of Association with due regard to the Austrian Code of Corporate Governance, and held six meetings. In addition, in thirteen cases, resolutions were passed by written circular votes. The credit committee of the Supervisory Board held four meetings during the reporting period, and passed a number of resolutions by written circular votes. The committee for the audit, and the preparation regarding the adoption, of the financial statements, the proposal for the appropriation of profits and the management report (audit committee) held two meetings. The strategy and nominations committee passed three resolutions by written circular votes.

Focus of activity

In the 2007 financial year, the Supervisory Board advised the Management Board on the management of the company and was regularly provided with information, in writing and orally, by the Management Board on the bank's and the Group's business and on major business transactions on a timely basis and in a comprehensive manner. The Management Board presented all facts in respect of which a decision by the Supervisory Board was required.

The activities of the Supervisory Board focused in particular on the future reorganisation of Markets & Investment Banking, the planned rebranding in Austria, the squeeze-out pursuant to the Austrian Squeeze-out Act, the contribution in kind of BA-CA Leasing to the UniCredit Leasing holding company, a detailed special report on developments in ABS markets against the background of the US subprime crisis and its effects on the bank's own portfolio, as well as numerous M&A measures such as the acquisition of equity interests, capital increases and transformations under company law mainly relating to subsidiaries in CEE. Among the main transactions there were the acquisition of majority interests in ATF Bank (Kazakhstan), Ukrsotsbank (Ukraine), Zagrebačka banka (Croatia – transferred by UniCredit) and the Russian International Moscow Bank (now ZAO UniCredit Bank).

In its work the Supervisory Board also took into account the bank's results and the main issues dealt with by the Supervisory Board committees.

The credit committee took decisions on loan exposures requiring its approval, especially large exposures pursuant to Section 27 of the Austrian Banking Act, including resolutions concerning credit lines, and with a view to Article 136 of the Italian Banking Act. It also dealt with portfolio and risk reports, the structure of the loan portfolio and risk policy principles.

The audit committee discussed the financial statements and the consolidated financial statements, and the audit reports and the management letter of the auditors, and reported to the Supervisory Board on these topics. The audit committee also discussed the remuneration of the auditors and the engagement letter. The activities of the strategy and nominations committee concentrated on submitting proposals to the Supervisory Board for the appointment of Management Board members.

Board members

At the Annual General Meeting held on 3 May 2007, Vincenzo Calandra Buonaura was elected to the Supervisory Board.

The Supervisory Board was sorry to hear about the death of Thomas Schlager on 8 October 2007. All members of the Supervisory Board will remember him with gratitude for his work. In accordance with a decision by the Employees' Council, Josef Reichl was delegated to the Supervisory Board with effect from 25 October 2007 to replace Thomas Schlager.

Details of the composition of the Supervisory Board committees in the 2007 financial year are given in the section "Supervisory Board and Management Board" in the Annual Report.

The following Management Board changes took place in the 2007 financial year:
The following members resigned from the Management Board: Andrea Moneta with effect from 30 June 2007, Johann Strobl with effect from 3 August 2007 and Willibald Cernko with effect from 31 December 2007. The following persons were appointed to the Management Board: Federico Ghizzoni with effect from 1 July 2007, Carlo Vivaldi with effect from 1 October 2007 and Ralph Müller with effect from 1 January 2008.

Financial statements / consolidated financial statements

The accounting records, the financial statements for 2007 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association and by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not give rise to any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Management Board, and approves the 2007 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2007 consolidated financial statements were audited by the Auditing Board of the Savings Bank Auditing Association and by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft for consistency with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union, and the management report of the Group was audited for consistency with the Austrian Commercial Code. The audit did not give rise to any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2007, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2007 and ending on 31 December 2007, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The auditors certify that the management report of the Group is consistent with the consolidated financial statements, and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law are met, and they express their unqualified opinion.

The Supervisory Board has endorsed the findings of the audit and thanks the Management Board and all employees for their strong personal commitment and their performance in the 2007 financial year.

Vienna, 11 March 2008

The Supervisory Board

Alessandro Profumo
Chairman of the Supervisory Board

Financial Statements of Bank Austria Creditanstalt AG for 2007

Balance Sheet at 31 December 2007

Assets

	31 DEC. 2007 IN € 1,000	31 DEC. 2006 IN € 1,000	CHANGE IN € 1,000	CHANGE IN %
1. Cash in hand and balances with central banks	**832,052**	**797,508**	**34,544**	**4.3**
2. Treasury bills and other bills eligible for refinancing at central banks	**2,183,160**	**2,168,619**	**14,541**	**0.7**
a) treasury bills and similar securities	2,183,160	2,168,619	14,541	0.7
b) other bills eligible for refinancing at central banks	–	–	–	–
3. Loans and advances to credit institutions	**32,889,376**	**33,388,348**	**–498,972**	**–1.5**
a) repayable on demand	7,344,552	5,475,119	1,869,433	34.1
b) other loans and advances	25,544,824	27,913,229	–2,368,405	–8.5
4. Loans and advances to customers	**69,080,632**	**67,118,614**	**1,962,018**	**2.9**
5. Bonds and other fixed-income securities	**12,648,587**	**12,885,855**	**–237,268**	**–1.8**
a) issued by public borrowers	1,135,297	1,203,754	–68,457	–5.7
b) issued by other borrowers	11,513,290	11,682,101	–168,811	–1.4
of which: own bonds	*321,511*	*321,511*	–	–
6. Shares and other variable-yield securities	**2,812,883**	**4,000,989**	**–1,188,106**	**–29.7**
7. Equity interests	**3,030,702**	**424,115**	**2,606,587**	**>100**
of which: in credit institutions	*237,109*	*247,936*	*–10,827*	*–4.4*
8. Shares in group companies	**15,717,050**	**4,686,225**	**11,030,825**	**235.4**
of which: in credit institutions	*9,773,199*	*2,856,209*	*6,916,990*	*242.2*
9. Intangible fixed assets	**202,600**	**209,422**	**–6,822**	**–3.3**
10. Tangible fixed assets	**351,391**	**364,848**	**–13,457**	**–3.7**
of which: land and buildings used by the credit institution for its own business operations	*224,162*	*231,723*	*–7,561*	*–3.3*
11. Own shares and shares in a controlling company	**990**	**2,877**	**–1,887**	**–65.6**
Number of BA-CA shares	*7,019*	*24,019*	*–17,000*	*–70.8*
Number of UniCredito S.p.A. shares	–	–	–	–
Number of HVB shares	–	–	–	–
12. Other assets	**4,250,402**	**2,226,643**	**2,023,759**	**90.9**
13. Prepaid expenses	**168,481**	**256,612**	**–88,131**	**–34.3**
	144,168,306	128,530,675	15,637,631	12.2

Liabilities and Shareholders' Equity

		31 DEC. 2007 IN € 1,000	31 DEC. 2006 IN € 1,000	CHANGE IN € 1,000	IN %
1.	**Amounts owed to credit institutions**	**47,801,358**	**48,525,482**	**–724,124**	**–1.5**
	a) repayable on demand	7,429,769	10,148,525	–2,718,756	–26.8
	b) with agreed maturity dates or periods of notice	40,371,589	38,376,957	1,994,632	5.2
2.	**Amounts owed to customers**	**51,599,377**	**43,033,344**	**8,566,033**	**19.9**
	a) savings deposits	18,455,279	17,142,181	1,313,098	7.7
	aa) repayable on demand	*4,693,466*	*3,863,086*	*830,380*	*21.5*
	bb) with agreed maturity dates or periods of notice	*13,761,813*	*13,279,095*	*482,718*	*3.6*
	b) other liabilities	33,144,098	25,891,163	7,252,935	28.0
	aa) repayable on demand	*17,276,028*	*14,831,099*	*2,444,929*	*16.5*
	bb) with agreed maturity dates or periods of notice	*15,868,070*	*11,060,064*	*4,808,006*	*43.5*
3.	**Debts evidenced by certificates**	**18,210,180**	**17,248,197**	**961,983**	**5.6**
	a) bonds issued	10,940,803	11,487,742	–546,939	–4.8
	b) other debts evidenced by certificates	7,269,377	5,760,455	1,508,922	26.2
4.	**Other liabilities**	**2,284,600**	**1,793,104**	**491,496**	**27.4**
5.	**Deferred income**	**40,028**	**33,784**	**6,244**	**18.5**
6.	**Provisions**	**3,690,094**	**3,843,920**	**–153,826**	**–4.0**
	a) provisions for severance payments	274,079	260,143	13,936	5.4
	b) pension provisions	2,628,336	2,511,066	117,270	4.7
	c) provisions for taxes	65,300	51,683	13,617	26.3
	d) other	722,379	1,021,028	–298,649	–29.2
6.A	**Special fund for general banking risks**	**2,453,815**	**2,150,077**	**303,738**	**14.1**
7.	**Subordinated liabilities**	**4,167,041**	**3,569,120**	**597,921**	**16.8**
8.	**Supplementary capital**	**528,984**	**1,308,198**	**–779,214**	**–59.6**
9.	**Subscribed capital**	**1,468,771**	**1,068,921**	**399,850**	**37.4**
10.	**Capital reserves**	**7,546,970**	**2,153,670**	**5,393,300**	**250.4**
	a) subject to legal restrictions	6,126,210	732,910	5,393,300	735.9
	b) other	1,420,760	1,420,760	–	–
11.	**Revenue reserves**	**1,375,369**	**1,057,177**	**318,192**	**30.1**
	a) for own shares and shares in a controlling company	990	2,877	–1,887	–65.6
	b) statutory reserve	14,535	14,535	–	–
	c) reserves provided for by the Articles of Association	–	–	–	–
	d) other reserves	1,359,844	1,039,765	320,079	30.8
12.	**Reserve pursuant to Section 23 (6) of the Austrian Banking Act (BWG)**	**2,108,713**	**2,072,064**	**36,649**	**1.8**
13.	**Accumulated profit**	**810,001**	**590,420**	**219,581**	**37.2**
14.	**Untaxed reserves**	**83,005**	**83,197**	**–192**	**–0.2**
	a) valuation reserve resulting from special depreciation	83,005	83,197	–192	–0.2
	b) other untaxed reserves	–	–	–	–
	aa) investment reserve pursuant to Section 9 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
	bb) investment allowance pursuant to Section 10 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
	cc) rent reserve pursuant to Section 11 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
	dd) reserve transferred pursuant to Section 12 of the Austrian Income Tax Act (EStG) 1988	–	–	–	–
		144,168,306	**128,530,675**	**15,637,631**	**12.2**

Items shown below the Balance Sheet

Assets	31 DEC. 2007 IN € 1,000	31 DEC. 2006 IN € 1,000	CHANGE IN € 1,000	IN %
1. Foreign assets	**73,298,933**	**60,479,225**	**12,819,708**	**21.2**

Liabilities and Shareholders' Equity	31 DEC. 2007 IN € 1,000	31 DEC. 2006 IN € 1,000	CHANGE IN € 1,000	IN %
1. Contingent liabilities	**14,040,019**	**13,875,224**	**164,795**	**1.2**
of which a) acceptances and endorsements	–	–	–	–
b) guarantees and assets pledged as collateral security	14,040,019	13,875,224	164,795	1.2
2. Commitments	**5,015,784**	**4,726,974**	**288,810**	**6.1**
of which: commitments arising from repurchase agreements	209,084	275,881	−66,797	−24.2
3. Liabilities arising from transactions on a trust basis	**52,457**	**118,872**	**−66,415**	**−55.9**
4. Eligible capital pursuant to Section 23 (14)	**17,969,312**	**10,964,597**	**7,004,715**	**63.9**
of which: capital resources pursuant to Section 23 (14) 7	494,321	324,443	169,878	52.4
5. Capital requirement pursuant to Section 22 (1)	**6,406,444**	**5,064,333**	**1,342,111**	**26.5**
of which: capital requirement pursuant to Section 22 (1) 1 and 4	5,912,123	4,739,890	1,172,233	24.7
6. Foreign liabilities	**49,226,608**	**48,709,408**	**517,200**	**1.1**

Profit and Loss Account for the year ended 31 December 2007

	2007 IN € 1,000	2006 IN € 1,000	CHANGE IN € 1,000	IN %
1. Interest and similar income	**5,461,051**	**4,299,162**	**1,161,889**	**27.0**
of which: from fixed-income securities	*778,706*	*710,897*	*67,809*	*9.5*
2. Interest and similar expenses	**−4,045,358**	**−3,026,513**	**1,018,845**	**33.7**
I. NET INTEREST INCOME	**1,415,693**	**1,272,649**	**143,044**	**11.2**
3. Income from securities and equity interests	**1,174,110**	**500,109**	**674,001**	**>100**
a) income from shares, other ownership interests and variable-yield securities	78,137	84,781	−6,644	−7.8
b) income from equity interests	17,296	15,209	2,087	13.7
c) income from shares in group companies	1,078,677	400,119	678,558	>100
Net fee and commission income (sub-total of items 4 and 5)	**852,865**	**794,863**	**58,002**	**7.3**
4. Fee and commission income	**1,030,504**	**959,856**	**70,648**	**7.4**
5. Fee and commission expenses	**−177,639**	**−164,993**	**12,646**	**7.7**
6. Net loss / profit on trading activities	**−122,205**	**146,420**	**−268,625**	**>100**
7. Other operating income	**120,549**	**114,798**	**5,751**	**5.0**
II. OPERATING INCOME	**3,441,012**	**2,828,839**	**612,173**	**21.6**
8. General administrative expenses	**−1,513,770**	**−1,715,226**	**−201,456**	**−11.7**
a) staff costs	−832,960	−1,038,411	−205,451	−19.8
wages and salaries	*−471,580*	*−478,194*	*−6,614*	*−1.4*
expenses for statutory social-security contributions and compulsory contributions related to wages and salaries	*−107,425*	*−110,592*	*−3,167*	*−2.9*
other employee benefits	*−12,270*	*−12,842*	*−572*	*−4.5*
expenses for retirement benefits	*−193,987*	*−185,355*	*8,632*	*4.7*
allocation to the pension provision	*−2,845*	*−211,565*	*−208,720*	*−98.7*
expenses for severance payments and payments to severance-payment funds	*−44,853*	*−39,863*	*4,990*	*12.5*
b) other administrative expenses	−680,810	−676,815	3,995	0.6
9. Depreciation and amortisation of asset items 9 and 10	**−82,497**	**−106,445**	**−23,948**	**−22.5**
10. Other operating expenses	**−149,910**	**−219,366**	**−69,456**	**−31.7**
III. OPERATING EXPENSES	**−1,746,177**	**−2,041,037**	**−294,860**	**−14.4**
IV. OPERATING RESULTS	**1,694,835**	**787,802**	**907,033**	**>100**

[redacted]

[redacted]

		2007 IN € 1,000	2006 IN € 1,000	CHANGE IN € 1,000	IN %
11./12.	Net income/expenses from the disposal and valuation of loans and advances, securities as well as contingent liabilities and commitments	−56,468	−422,297	−365,829	−86.6
13./14.	Net income/expenses from the disposal and valuation of securities valued as financial fixed assets, and of shares in group companies and equity interests	−169,280	2,821,122	−2,990,402	>100
V.	RESULTS FROM ORDINARY BUSINESS ACTIVITIES	1,469,087	3,186,627	−1,717,540	−53.9
15.	Extraordinary income	–	–	–	–
16.	Extraordinary expenses	−303,738	−2,314,668	−2,010,930	−86.9
	of which: allocation to special fund for general banking risks	*−303,738*	*−2,089,200*	*−1,785,462*	*−85.5*
17.	Extraordinary results (sub-total of items 15 and 16)	−303,738	−2,314,668	−2,010,930	−86.9
18.	Taxes on income	−7,671	−14,939	−7,268	−48.7
19.	Other taxes not included under item 18	4,656	−1,468	6,124	>100
VI.	ANNUAL SURPLUS	1,162,334	855,552	306,782	35.9
20.	Movements in reserves	−354,649	−265,941	88,708	33.4
VII.	PROFIT FOR THE YEAR	807,685	589,611	218,074	37.0
21.	Profit brought forward from previous year	2,316	809	1,507	>100
VIII.	ACCUMULATED PROFIT	810,001	590,420	219,581	37.2

Notes to the Financial Statements of Bank Austria Creditanstalt AG

1. General information

The financial statements of Bank Austria Creditanstalt AG for the 2007 financial year were prepared pursuant to the provisions of the Austrian Commercial Code (Unternehmensgesetzbuch – UGB) in its currently applicable version and in compliance with the rules of the Austrian Banking Act (Bankwesengesetz – BWG) and the Austrian Joint Stock Companies Act (Aktiengesetz – AktG) that are applicable to credit institutions. The formats of the balance sheet and of the profit and loss account comply with the forms in Annex 2 to Section 43 of the Austrian Banking Act.

Bank Austria Creditanstalt AG, which is a company listed on the stock exchange, prepares its consolidated financial statements as a credit institution in accordance with International Financial Reporting Standards (IFRSs). The consolidated financial statements of Bank Austria Creditanstalt are published on the Internet (www.bankaustria.at).

Bank Austria Creditanstalt AG is a subsidiary included in the consolidated financial statements of UniCredit S.p.A.

The consolidated financial statements prepared by the Group's parent company are published at the following address: UniCredit S.p.A., registered office: Via Minghetti, 17, 00187 Rome, Italy. They are published on the Internet at www.unicreditgroup.eu.

2. Accounting and valuation methods

2.1. General rule

The financial statements were prepared on the basis of generally accepted accounting principles and in compliance with the general requirement of giving a true and fair view of the company's assets and liabilities, its financial position and results. Assets and liabilities were valued in accordance with the principle of individual valuation on a going concern basis. The principle of prudence was observed with due regard to the special characteristics of banking business operations.

2.2. Accounting and valuation methods

2.2.1. Foreign currency translation

Assets and liabilities denominated in foreign currencies were stated in the balance sheet at the European Central Bank's reference rates as at 31 December 2007. Expenses and income in foreign currencies were translated at the ECB's end-of-month reference rates. The euro denominations were translated as at 1 January 2002 at the rates fixed on 31 December 1998. Forward transactions that had not been settled at the balance-sheet date were translated at the forward rate.

2.2.2. Loans and advances

Provisions were made for identifiable lending risks. To the extent that it was possible to combine individual risk assets into groups, provisions were made on a portfolio basis.

2.2.3. Securities

Securities intended to be held as long-term investments were valued at cost. Use was made of the optional rule contained in Section 56 (2) and (3) of the Austrian Banking Act (spreading premiums/discounts in the profit and loss account over the period to maturity). The relevant amounts of premiums and discounts are indicated in item 4 of the notes to the balance sheet (4.6. Differences between cost and repayable amount of bonds and other fixed-income securities).

Securities held in the trading book were marked to market. Other securities held as current assets were valued at cost or market, whichever was lower. Own issues were stated in the balance sheet at average cost. Details are given in item 4 of the notes to the balance sheet (4.7. Differences between cost and market value of securities admitted to trading on an exchange which are not held as financial fixed assets).

2.2.4. Equity interests and shares in group companies

Equity interests and shares in group companies were stated at cost. In the case of permanent diminutions in value, write-downs were made in respect of listed and unlisted companies.

2.2.5. Intangible assets

Intangible assets were valued at cost less amortisation. The rate of amortisation applied to computer software was between 16.67 % p.a. and 25 % p.a., in line with its ordinary useful life, and for goodwill between 11 % p.a. and 20 % p.a.

2.2.6. Tangible fixed assets

Land, buildings and office furniture and equipment were stated at cost less depreciation. The rate of depreciation applied to buildings was between 1.49 % p.a. and 5 % p.a. and for furniture and equipment between 10 % p.a. and 25 % p.a., in line with their ordinary useful lives.

2.2.7. Low-value assets

Low-value assets were fully depreciated in the year of acquisition.

2.2.8. Derivatives

Derivatives in the banking book were recognised at amortised cost. Derivatives assigned to the trading book were marked to market. To the extent that derivatives were interest-rate hedging transactions, related income was included in net interest income.

2.2.9. Liabilities

Liabilities were stated in the balance sheet at the repayable amount. Premiums and discounts in connection with own issues are spread over the period to maturity.

2.2.10. Provisions

Provisions were recognised in the amount required pursuant to an assessment based on reasonable commercial principles.

Provisions for severance payments and pensions

Provisions for pension obligations and severance-payment obligations are recognised pursuant to the expert opinions KFS – RL 2 and 3, using the projected unit credit method in accordance with IAS 19. Pursuant to the corridor method, that part of the actuarial gains and losses which relates to the respective provisions and exceeds the corridor is spread over the average remaining period of service of the employees concerned and recognised as an expense.

As at 1 May 2007, the internal service agreement on the BA-CA pension equivalent (ASVG equivalent) was adjusted to changes in the legal environment – in particular, by raising the minimum retirement age, introducing specific reductions and reducing widows' pensions. This resulted in a partial release, recognised in the profit and loss account, of the pension provision.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt AG continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits equivalent to those under mandatory insurance, earned by active employees and pensioners for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory insurance scheme pursuant to Section 5 of the Austrian General Social Security Act (ASVG).

The following are also covered by the provision:

- disability risk and rights to future benefits based on early retirement and pension entitlements of surviving dependants, less reimbursement from the pension funds,
- pension entitlements based on direct benefit commitments contained in individual employment contracts, and
- rights to future benefits relating to additional pension payments for employees performing manual work.

The present value of pension obligations and severance-payment obligations and of anniversary bonuses is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:

- Discount rate: 5.25 % p.a. (2006: 4.25 % p.a.)
- Increases under collective bargaining agreements: 2.45 % p.a. (2006: 2.25 % p.a.) (assumption of increases for employees and pensioners)
- Career trends including regular salary increases under the current collective bargaining agreement for employees of Austrian banks and the effects of the transitional rules under the 2005 reform of Bank Austria Creditanstalt's service regulations. The rate applied in calculating non-regular salary increases was 0.25 % p.a. (2006: 0.25 % p.a.). (Assumption of increases for employees.)
- No discount for staff turnover
- Retirement age: for employees enjoying "permanent tenure" status under the internal services regulations on the payment of a Bank Austria pension equivalent to a mandatory social-security pension, dated 30 December 1999 (as amended on 1 May 2007), the retirement age is 60 for men and 55 for women, with the transition to the retirement age of 65 being taken into account. For all other staff members the new retirement age of 65 – for both men and women – under the applicable rules (2003 Pension Reform) was taken into account, with the transitional rules of the 2003 Pension Reform. If the corridor pension rule results in a lower retirement age, the lower age was used as retirement age.
- 1999 P statistical tables for salaried staff (Aktuarverein Österreich, life expectancy tables for salaried staff)

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense.

3. Changes in accounting and valuation methods, reclassifications

No changes in accounting and valuation methods were made compared with the previous year.

4. Notes to the balance sheet

4.1. Breakdown by maturity

Breakdown by maturity	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Loans and advances to credit institutions		
up to three months	9,588,357,025.32	15,420,023
over three months and up to one year	5,090,711,367.31	2,791,404
over one year and up to five years	8,573,469,494,72	7,851,954
over five years	2,292,286,025,92	1,849,847
Loans and advances to customers		
up to three months	9,009,698,140.42	9,975,970
over three months and up to one year	4,153,518,875.86	2,030,075
over one year and up to five years	13,363,445,853.52	13,148,104
over five years	37,472,242,025.42	37,737,439
Amounts owed to credit institutions		
up to three months	21,557,713,993.48	20,168,105
over three months and up to one year	3,752,384,954.71	4,343,943
over one year and up to five years	6,461,139,815.95	4,877,200
over five years	8,600,351,146.92	8,987,709
Amounts owed to customers		
a) Savings deposits *)		
up to three months	1,152,944,953.52	631,647
over three months and up to one year	6,772,757,729.92	3,901,438
over one year and up to five years	2,247,659,250.06	3,973,911
over five years	3,588,450,755.66	4,772,100
b) Other amounts owed to customers		
up to three months	9,774,187,189.94	6,282,814
over three months and up to one year	3,644,417,973.57	2,163,384
over one year and up to five years	909,578,144.87	1,240,821
over five years	1,539,887,135.41	1,373,045
Other debts evidenced by certificates		
up to three months	1,780,975,462.80	1,860,955
over three months and up to one year	451,148,644.90	936,273
over one year and up to five years	2,540,924,124.44	1,804,122
over five years	2,496,328,353.72	1,159,105

*) For savings deposits, the expected deposit period was used as the remaining period pursuant to Section 25 of the Austrian Banking Act. Recognised statistical methods were used for the calculation.

4.2. Assets and liabilities denominated in foreign currencies

At the balance sheet date, foreign currency assets amounted to € 30,864,530,362.08 or 21.41 % of total assets (31 December 2006: € 29,436,164 thsd or 22.90 % of total assets). Foreign currency liabilities amounted to € 30,943,696,986.34 or 21.46 % of the balance sheet total (31 December 2006: € 23,732,134 thsd or 18.46 % of the balance sheet total).

4.3. Loans and advances to, and amounts owed to, group companies and companies in which an equity interest is held

	GROUP COMPANIES		COMPANIES IN WHICH AN EQUITY INTEREST IS HELD	
	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Loans and advances				
Loans and advances to credit institutions	15,446,940,389.00	10,835,181	783,206,224.00	481,577
Loans and advances to customers	6,258,226,802.00	4,919,324	196,419,209.00	352,327
Bonds and other fixed-income securities	1,368,441,466.92	960,552	72,771,072.59	93,599
Amounts owed				
Amounts owed to credit institutions	13,455,456,461.00	11,578,307	11,908,375,554.00	10,452,025
Amounts owed to customers	1,576,401,168.00	346,085	205,742,226.00	231,103

4.4. Group companies and companies in which an equity interest is held

Those companies in which Bank Austria Creditanstalt AG holds at least 20 % of the share capital – directly or through group companies – are listed in the notes to the financial statements on pages 52 to 55 pursuant to Section 238, item 2, of the Austrian Commercial Code.

Most of the business relations with group companies were customary banking relationships. Equity capital substitutes were used for some financings.

At the balance sheet date, Bank Austria Creditanstalt AG maintained single entity agreements for tax purposes with the following companies:

- Asset Management GmbH
- BACA Administration Service GmbH
- BA-CA Betriebsobjekte GmbH
- BACA Immobilien Entwicklungs- und Verwertungs GmbH
- BA-CA Markets & Investment Beteiligung GmbH
- Bank Austria Creditanstalt Finanzservice GmbH
- Bank Austria Creditanstalt Real Invest GmbH
- Bank Austria Creditanstalt Wohnbaubank AG
- Bank Austria Trade Service GmbH
- BANKPRIVAT AG
- caibon.com Internet Services GmbH
- CABET Holding AG
- DOMUS Facility Management GmbH
- GANYMED Immobilienvermietungsgesellschaft m.b.H.
- HYPERION Immobilienvermietungsgesellschaft m.b.H.
- Industrie-Immobilien-Verwaltung GmbH
- Lassallestraße Bau-, Planungs- und Errichtungs GmbH
- Human Resources Service and Development GmbH (previously Manfred Handbüchler GmbH)
- Pioneer Investments Austria GmbH (previously Capital Invest)
- RE St.Marx Holding GmbH
- card complete Service Bank GmbH (previously VISA-SERVICE Kreditkarten Aktiengesellschaft)
- WAVE Solutions Informations Technology GmbH
- ZETA Fünf Handels GmbH

4.5. Securities

Of Bank Austria Creditanstalt AG's total holdings of securities as at 31 December 2007, financial fixed assets accounted for € 6,907,266,476.47 (31 Dec. 2006: € 7,947,285 thsd) and current assets including the trading portfolio accounted for € 12,531,135,670.42 (31 Dec. 2006: € 12,637,647 thsd).

4.5.1. **The following breakdown shows securities admitted to trading on an exchange:**

	LISTED		NOT LISTED	
	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Bonds and other fixed-income securities	9,484,520,208.85	9,897,969	3,164,066,612.55	2,987,886
Shares and other variable-yield securities	114,484,974.68	787,164	107,849,153.24	1,657,276
Equity interests	286,539,966.88	103,520	0.00	0
Shares in group companies	3.860,713,248.16	0	0.00	0
TOTAL	**13,746,258,398.57**	**10,788,653**	**3,271,915,765.79**	**4,645,162**

4.5.2. The following table shows securities admitted to trading on an exchange, broken down into fixed (long-term) and current assets:

	FIXED ASSETS		CURRENT ASSETS	
	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Bonds and other fixed-income securities	3,131,997,879.62	3,382,908	9,516,588,941.78	9,502,947
Shares and other variable-yield securities	26,305,687.85	342,659	196,028,440.07	2,101,781
Total	**3,158,303,567.47**	**3,725,567**	**9,712,617,381.85**	**11,604,728**

The classification pursuant to Section 64 (1) 11 of the Austrian Banking Act is based on resolutions adopted by the Management Board.

4.5.3. Financial instruments carried as financial fixed assets for which the carrying amounts are higher than their fair values (Section 237a (1) 2 of the Austrian Commercial Code):

	BOOK VALUE 31 DEC. 2007 (IN €)	UNRECOGNISED LOSSES 31 DEC. 2007 (IN €)	BOOK VALUE 31 DEC. 2006 (IN € THSD)	UNRECOGNISED LOSSES 31 DEC. 2006 (IN € THSD)
Treasury bills and similar securities	746,561,127.63	−8,187,415.78	408,757	−5,932
Bonds and other fixed-income securities	1,076,404,797.23	−33,372,436.22	989,453	−18,304
Shares and other variable-yield securities	9,018,902.51	−871,756.47	9,027	−311
Equity interests	200,837,134.38	−67,198,029.78	25,337	−4,454
Shares in group companies	–	–	–	–

All of the unrecognised losses arising on bonds and shares resulted from market price fluctuations. There was no indication of a sustained deterioration in the issuers' creditworthiness.

4.6. Differences between cost and repayable amount of bonds and other fixed-income securities

In the case of bonds and other fixed-income securities which are held as financial fixed assets and for which cost exceeds the amount repayable, the difference is amortised over the period to maturity pursuant to Section 56 (2) of the Austrian Banking Act. At year-end, the difference to be amortised over the remaining maturity amounted to € 33,283,956.07 (31 December 2006: € 48,920 thsd).

In the case of bonds and other fixed-income securities which are held as financial fixed assets and for which cost is lower than the amount repayable, a write-up is made for the difference over the period to maturity pursuant to Section 56 (3) of the Austrian Banking Act. Until the balance sheet date, write-ups made in respect of such differences amounted to € 8,299,268.94 (31 December 2006: € 9,563 thsd).

4.7. Differences between cost and market value of securities admitted to trading on an exchange which are not held as financial fixed assets

As at 31 December 2007, the market value of securities held in the trading portfolio and marked to market was € 26,478,446.60 (31 December 2006: € 181,389 thsd) higher than cost.

At the balance sheet date, the market value of listed securities held to comply with liquidity requirements was € 70,391,539.30 (31 December 2006: € 46,734 thsd) higher than the carrying amount.

4.8. Bonds becoming due in the subsequent year

Assets held in the form of bonds and other fixed-income securities in the amount of € 1,177,706,661.17 (31 December 2006: € 2,115,677 thsd) will become due in 2008. Of the bonds issued, securities in the amount of € 2,109,978,343.56 (31 December 2006: € 2,010,959 thsd) will become due in 2008.

4.9. Securities held in the trading book

In the 2007 financial year, Bank Austria Creditanstalt AG maintained a trading book within the meaning of Section 22b of the Austrian Banking Act. The volume of the trading book amounted to € 1,663,059,450,066.94 (31 December 2006: € 1,072,299,692 thsd). Of this total, securities carried in the balance sheet accounted for € 9,112,517,570.10 (31 December 2006: € 10,373,814 thsd), money market instruments placed and taken were € 57,155,330,853.82 (31 December 2006: € 59,261,235 thsd), and other financial instruments accounted for € 1,596,791,601,643.02 (31 December 2006: € 1,002,664,643 thsd). Securities and money market instruments were included at book value, and other financial instruments (financial derivatives) at the notional amounts. The inclusion of financial derivatives complies with the reporting guideline applicable to VERA (Report on Condition and Income), under which interest rate swaps and currency swaps as well as forward foreign exchange transactions are to be reported as assets or liabilities. Compared with transaction-based inclusion, this results in an additional volume of € 650,185,758,941.32.

4.10. Own shares

As part of our securities business with customers, we purchased 2,244,584 Bank Austria Creditanstalt AG ordinary shares at an average price of € 136.66 and sold 2,261,584 shares at an average price of € 136.76.

As at 31 December 2007, Bank Austria Creditanstalt AG held 7,019 shares in Bank Austria Creditanstalt AG (31 December 2006: 24,019 shares).

4.11. Shares in a controlling company

As part of our securities business with customers, we purchased 16,585,543 UniCredito Italiano S.p.A. ordinary shares at an average price of € 6.02 and sold 16,585,543 shares at an average price of € 6.03.

At the balance sheet date, we did not hold any UniCredit S.p.A. shares.

4.12. Repurchased own subordinated bonds and supplementary capital

At the balance sheet date, Bank Austria Creditanstalt AG's own portfolio included subordinated bonds issued by the bank itself with a total carrying amount of € 7,188,501.77 (31 Dec. 2006: € 24,002 thsd), as well as supplementary capital with a total carrying amount of € 2,380,052.75 (31 Dec. 2006: € 4,096 thsd).

4.13. Trust transactions

The balance sheet items "Loans and advances to customers", "Amounts owed to credit institutions" and "Amounts owed to customers" included trust transactions totalling € 527,251,573.00 (31 December 2006: € 494,024 thsd) in respect of which there is no right of separation in the event of insolvency.

4.14. Assets sold under repurchase agreements

As at 31 December 2007, the book value of assets transferred under repurchase agreements was € 2,116,922,388.40 (31 December 2006: € 1,564,980 thsd). The relevant assets continue to be recognised as assets, the consideration received is included in liabilities.

4.15. Subordinated assets

	31 DEC. 2007 (IN €)		31 DEC. 2006 (IN € THSD)	
Loans and advances to credit institutions		**1,296,431,174.09**		**1,129,689**
of which: equity interests	*1,816,820.85*		*1,817*	
of which: group companies	*1,279,665,154.53*		*1,115,721*	
Loans and advances to customers		**384,201,130.53**		**418,736**
of which: equity interests	*715,793.32*		*300*	
of which: group companies	*250,587,314.07*		*251,094*	
Bonds and other fixed-income securities		**691,185,689.62**		**852,112**
of which: equity interests	*0.00*		*0*	
of which: group companies	*8,560,383.89*		*25,581*	

4.16. Intangible fixed assets and tangible fixed assets

The item "Intangible fixed assets" includes software in the amount of € 35,241,395.27 (2006: € 29,275 thsd) which was acquired from a group company. At the balance sheet date, the land value of property was € 77,036,531.63 (31 December 2006: € 77,076 thsd).

4.17. Movements in fixed assets

Equity interests include those silent holdings which are recognised in the item "Loans and advances to customers". Securities comprise those included in the items "Treasury bills and other bills eligible for refinancing at central banks", "Bonds and other fixed-income securities", and "Shares and other variable-yield securities".

Movements in fixed assets of Bank Austria Creditanstalt AG

Cost (in €)

	31 DEC. 2006	ADDITIONS	DISPOSALS	TRANSFERS	31 DEC. 2007
Securities	7,227,096,163.59	1,830,620,025.61	2,685,699,477.00	0.00	6,372,016,712.20
Equity interests	494,825,182.16	2,748,901,289.58	127,487,695.73	−5,846,417.24	3,110,392,358.77
Shares in group companies	5,324,088,374.48	12,888,864,749.17	1,282,078,340.93	5,846,417.24	16,936,721,199.96
Intangible fixed assets	647,866,346.16	36,479,214.64	407,555.80	0.00	683,938,005.00
Tangible fixed assets					
a) Land and buildings	342,464,132.72	9,376,381.05	16,778,976.36	14,747.12	335,076,284.53
b) Other tangible fixed assets	431,161,485.91	28,274,676.79	11,900,372.30	−14,747.12	447,521,043.28
TOTALS	**14,467,501,685.02**	**17,542,516,336.84**	**4,124,352,418.12**	**0.00**	**27,885,665,603.74**

Carrying value					(in €)
	WRITE-UPS	ACCUMULATED WRITE-DOWNS/ DEPRECIATION	CARRYING VALUE 31 DEC. 2007	CARRYING VALUE 31 DEC. 2006	WRITE-DOWNS/ DEPRECIATION IN 2007
Securities	–38,911,816.38*)	1,165,000.00	6,331,939,895.82	7,150,574,734.37	1,165,000.00
Equity interests	0.00	79,689,906.28	3,030,702,452.49	424,115,441.73	9,750,000.00
Shares in group companies	0.00	1,219,670,971.36	15,717,050,228.60	4,686,225,461.45	581,808,059.33
Intangible fixed assets	0.00	481,337,987.26	202,600,017.74	209,421,743.70	43,000,940.60
Tangible fixed assets					
a) Land and buildings	0.00	97,787,342.19	237,288,942.34	244,064,204.19	4,781,042.46
b) Other tangible fixed assets	31,891.29	333,451,142.51	114,101,792.06	120,783,832.78	34,713,975.57
TOTALS	**–38,879,925.09**	**2,213,102,349.60**	**25,633,683,329.05**	**12,835,185,418.22**	**675,219,017.96**

*) Premiums/discounts are spread over the period to maturity.

4.18. Leasing activities

In 2007, Bank Austria Creditanstalt AG was not directly active as lessor in the leasing business.

4.19. Total expenses for the use of tangible fixed assets not carried as assets

Obligations arising from the use of tangible fixed assets not carried as assets in the balance sheet (under leasing and rent agreements) which will become due in the subsequent period and in the subsequent five years are indicated in the table below:

Obligations under leasing and rent agreements		(in € 1,000)
	31 DEC. 2007	31 DEC. 2006
for the subsequent business year	76,473	79,980
for the subsequent five business years	394,219	409,821

4.20. Other assets

4.20.1. Other assets

This item includes positive or negative fair values, both reflected and not reflected in income, in the amount of € 3,192,447,167.05 (31 December 2006: € 1,766,681 thsd) from derivative products.

Dividends receivable from group companies with which there are profit pooling arrangements totalled € 801,190,175.16 (31 Dec. 2006: € 200,352 thsd).

Claims against the Austrian tax office for companies (Finanzamt für Körperschaften) totalled € 107,850,618.83 (31 Dec. 2006: € 86,485 thsd).

Other assets also include accrued interest and fees and commissions, in the amount of € 29,119,235.39 (31 December 2006: € 34,159 thsd).

4.20.2. Deferred expenses

Deferred expenses refer primarily to:

- the conversion of the company pension scheme financing system in 1999 to a defined-contribution pension fund in the amount of € 23,952,043.00 (31 December 2006: € 35,932 thsd), spread over ten years and recognised as an expense on this basis;
- the conversion of the valuation of pension provisions in 2004 pursuant to the expert opinions KFS – RL 2 and 3 in accordance with IAS 19 in the amount of € 72,886,200.00 (31 December 2006: € 145,772 thsd), spread over five years and recognised as an expense on this basis; and
- the conversion of the valuation of provisions for severance payments in 2004 pursuant to the expert opinions KFS – RL 2 and 3 in accordance with IAS 19 in the amount of € 2,904,800.00 (31 December 2006: € 5,810 thsd), spread over five years and recognised as an expense on this basis.

The above-mentioned deferred expenses totalled € 99,743,043.00 (31 December 2006: € 187,514 thsd).

4.21. Other liabilities

This item includes positive or negative fair values, both reflected and not reflected in income, in the amount of € 2,018,521,032.16 (31 December 2006: € 1,475,285 thsd) from derivative products.

Liabilities resulting from the settlement of Austrian capital yields tax (Kapitalertragsteuer – KESt) totalled € 44,670,118.66 (31 Dec. 2006: € 31,905 thsd).

Liabilities arising from short positions amounted to € 55,407,527.81 (31 Dec. 2006: € 62,353 thsd).

Other liabilities also include accrued expenses in the amount of € 15,103,177.32 (31 December 2006: € 12,178 thsd).

4.22. Provisions

4.22.1. Provisions for pensions and severance payments

The discount rate applied in 2007 was 5.25 %. The valuation of provisions results in a deficit of € 584,700,000.00 (2006: € 880,648 thsd) compared with the amount of provisions stated in the balance sheet.

The excess amount of € 247,945,500.00 resulting in the reporting year from the application of the corridor method will be spread over the average remaining service period in the subsequent year and recognised as an expense on this basis [2008: € 39,690,000.00 (pensions) and € 812,220.00 (severance payments)]. The amounts recognised as expenses in 2007 were € 80,984,229.00 (pensions) and € 5,880,214.00 (severance payments).

In the financial year, pension provisions increased by € 117,269,876.14. The regular allocation to pension provisions was € 27,164,639.14 (2006: € 45,451 thsd). The amount transferred from the restructuring provision to the pension provisions was € 187,667,008.00. In the balance sheet at 31 December 2007, pension provisions were stated at € 2,628,336,072.60 (31 Dec. 2006: € 2,511,066 thsd).

In the financial year, provisions for severance payments increased by € 13,936,077.13 (2006: € 10,400 thsd). The amount transferred from the restructuring provision to the provisions for severance payments was € 21,483,151.11. In the balance sheet at 31 December 2007, provisions for severance payments were stated at € 274,078,814.75 (31 Dec. 2006: € 260,143 thsd).

4.22.2. Other provisions

Other provisions totalled € 722,379,111.43 (31 December 2006: € 1,021,027 thsd), including provisions of € 318,861,729.67 (31 December 2006: € 361,897 thsd) for pending losses arising from lending and securities business, for risks related to equity interests, for litigation risks and for guarantee obligations, as well as € 101,468,120.80 (31 December 2006: € 298,678 thsd) for restructuring. Provisions for staff and non-staff expenses amounted to € 302,049,260.96 (31 December 2006: € 360,452 thsd), including provisions for anniversary payments, bonuses for the company's own employees, and legal costs and experts' fees.

4.23. Subordinated liabilities assumed

Subordinated liabilities assumed during the year did not exceed 10 % of the total amount of existing subordinated liabilities.

As at 31 December 2007, subordinated liabilities included 10 schilling-denominated bonds. Also included were 50 bonds and 4 time deposits, most of which have maturities exceeding ten years. The bonds and time deposits are denominated in EUR, USD, CHF, JPY and GBP. The total amount of subordinated capital stated in the balance sheet at 31 December 2007 was € 4,167,041,013.26 (31 December 2006: € 3,569,120 thsd), including accrued interest payable and interest allocated to zero-coupon bonds.

The concept of subordination is defined in Section 51 (9) of the Austrian Banking Act.

4.24. Fund for general banking risks

€ 303,737,733.00 was allocated to the fund for general banking risks. The total amount of the fund for general banking risks is € 2,453,814,733.00 (31 Dec. 2006: € 2,150,077 thsd).

4.25. Equity

4.25.1. Subscribed share capital

On 4 December 2006, the Management Board of Bank Austria Creditanstalt AG passed a resolution to increase the share capital of Bank Austria Creditanstalt AG from € 1,068,920,749.80, divided into 147,031,740 no-par value shares, by € 399,850,000 against contribution in kind to € 1,468,770,749.80 by issuing 55,000,000 no-par value shares entitled to a dividend from the financial year beginning on 1 January 2007 at the issue price of € 105.33 per share, thus by a total amount of € 5,793,150,000.00. The shareholders' subscription right was excluded. Only UniCredit S.p.A. was admitted to subscription of the shares to be issued, against contribution in kind of the "CEE Business Unit". The Supervisory Board of Bank Austria Creditanstalt AG approved the increase of the share capital, the contents of the share rights and the terms and conditions of the share issue by resolution adopted by circular votes on 21 December 2006. The capital increase took place on 17 March 2007.

With due regard to the capital increase carried out as mentioned above, the share capital of Bank Austria Creditanstalt AG as at 31 December 2007 amounted to € 1,468,770,749.80, divided into 10,100 registered no-par value shares carrying voting rights and 202,021,640 no-par value bearer shares carrying voting rights, with each no-par value share representing the same part of the share capital.

4.25.2. Capital reserves

As a result of the issue of 55,000,000 no-par value shares, the share premium of € 98.06 per share increased the capital reserves by € 5,393,300,000.00. As at 31 December 2007, the capital reserves were stated at € 7,546,969,443.67 (31 December 2006: € 2,153,670 thsd).

4.25.3. Revenue reserves

The reserve for own shares and shares in a controlling company amounted to € 990,380.90 (31 Dec. 2006: € 2,877 thsd).

The statutory reserve was shown unchanged at € 14,534,566.84. As at 31 December 2007, other reserves were stated at € 1,359,843,909.15 (31 Dec. 2006: € 1,039,765 thsd).

4.25.4. Reserve pursuant to Section 23 (6) of the Austrian Banking Act (BWG)

The amount of € 36,649,250.00 was allocated to the reserve pursuant to Section 23 (6) of the Austrian Banking Act (BWG), which totalled € 2,108,713,056.25 as at 31 December 2007.

4.25.5. Untaxed reserves

The valuation reserve resulting from special depreciation was reduced by € 191,840.64 to € 83,005,011.45.

Movements in valuation reserve and other untaxed reserves as at 31 Dec. 2007 (in €)

	31 DEC. 2006	TRANSFERS	ALLOCATIONS	RELEASES	31 DEC. 2007
1. Valuation reserve resulting from special depreciation					
Reserve pursuant to Section 12 of the Austrian Income Tax Act (EStG)					
Securities	5,343,133.71	0.00	0.00	–191,840.64	5,151,293.07
Equity interests	10,186,516.54	0.00	0.00	0.00	10,186,516.54
Shares in group companies	67,107,569.74	0.00	0.00	0.00	67,107,569.74
Land and buildings	27,877.30	0.00	0.00	0.00	27,877.30
Other tangible fixed assets	76,208.80	0.00	0.00	0.00	76,208.80
	82,741,306.09	0.00	0.00	–191,840.64	82,549,465.45
Valuation reserve pursuant to Sections 8 and 122 of the Austrian Income Tax Act (EStG)					
Land and buildings	455,546.00	0.00	0.00	0.00	455,546.00
Other tangible fixed assets	0.00	0.00	0.00	0.00	0.00
	455,546.00	0.00	0.00	0.00	455,546.00
Total 1	**83,196,852.09**	**0.00**	**0.00**	**–191,840.64**	**83,005,011.45**
2. Other untaxed reserves					
Untaxed reserves	0.00	0.00	0.00	0.00	0.00
Total 2	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
GRAND TOTAL	**83,196,852.09**	**0.00**	**0.00**	**–191,840.64**	**83,005,011.45**

4.26. Supplementary capital pursuant to Section 23 (7) of the Austrian Banking Act (BWG)

As at 31 December 2007, supplementary capital totalled € 528,984,401.99 (31 Dec. 2006: € 1,308,198 thsd).

4.27. Cross-holdings

There are no cross-holdings within the meaning of Section 240, item 9, of the Austrian Commercial Code.

4.28. Assets pledged as security

Assets pledged as security pursuant to Section 64 (1) 8 of the Austrian Banking Act (BWG)	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Cover fund for deposits held in trust for wards and included in liabilities item 2a)	102,077,422.69	87,447
Cover fund for mortgage bonds and public sector mortgage bonds included in liabilities item 3a)	2,759,557,666.57	2,718,664
for own bonds and medium-term notes included in liabilities item 3a)	71,299,845.42	70,387
Total	**2,932,934,934.68**	**2,876,498**
Security provided in favour of Oesterreichische Kontrollbank AG for the settlement of securities transactions	150,134,365.92	97,390
Margin requirement at ÖTOB and with various brokers	839,729,387.96	1,542,738
Claims assigned in favour of OeKB, security deposit with Oesterreichische Nationalbank	4,821,144,991.30	5,944,959
Claims assigned in favour of European Investment Bank, KfW, Oesterreichische Nationalbank; securities pledged	2,689,761,069.82	1,204,477
Security provided in favour of clearing systems (Cedel, Euroclear, Xetra)	382,897,660.92	1,347,713
Security provided in favour of foreign banks for securities lending transactions, and collateral agreements	30,559,839.95	93,536
Off-balance sheet transactions	5,539,231,221.79	5,494,524
Assets pledged in favour of foreign credit institutions and financial institutions which are group companies	448,546,395.63	1,133,827
Total	**14,902,004,933.29**	**16,859,164**
AGGREGATE TOTAL	**17,834,939,867.97**	**19,735,662**

The balance sheet item "Savings deposits" includes deposits held in trust for wards in the amount of € 98,255,222.79 (31 Dec. 2006: € 86,304 thsd).

4.29. Derivatives business

Derivatives are classified as interest-rate contracts, foreign-exchange contracts, securities-related contracts, credit derivatives and commodity derivatives, according to the underlying financial instrument. In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts. The counterparties in OTC transactions are banks and customers, while exchange-traded contracts are bought and sold via recognised exchanges.

Over-the-counter transactions are individual agreements concerning volume, maturities and underlying instrument. In large-volume interbank trading, these agreements reflect international practice, while in customer business they are usually adjusted to specific needs. Exchange-traded contracts are always standardised in respect of volume and maturity date.

OTC trading accounts for the bulk of the Bank Austria Creditanstalt Group's business volume in derivatives, with a focus on interest rate contracts. OTC contracts include forward transactions, swaps and options; exchange-traded contracts are futures and options.

Derivatives are mainly used for trading purposes. Market participants include banks, securities houses, mutual funds, pension funds and corporate customers. Customers can use these instruments to hedge risk positions against unfavourable price fluctuations and, depending on the strategies pursued by customers, they can benefit from changes in prices, exchange rates and interest rates.

Bank Austria Creditanstalt AG is a business partner in plain-vanilla and structured transactions for international and local banks as well as for institutional and corporate customers.

As at 31 December 2007, the total volume of derivative instruments amounted to € 994,603,529,272.22. Positive market values totalled € 8,524,733,807.82, negative market values totalled € 7,478,829,501.39. Interest-rate contracts accounted for the largest proportion of total volume; moreover, foreign exchange contracts are also of major importance. Securities-related contracts, credit derivatives and other derivatives account for a comparatively small proportion of total volume, but the significance of such derivatives has been growing over recent years.

For portfolio management and risk management purposes, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date, positive market values indicate the potential default risk arising from the relevant activity.

For the purposes of credit risk management, derivatives are taken into account with their respective positive market value and an add-on depending on the product, currency and maturity. Add-ons applied in internal credit risk management take into account the potential future exposure, based on the current market volatility, relative to the remaining period to maturity of the transactions. Given the underlying confidence interval of 97.5 %, these add-ons are in most cases clearly above the relevant levels pursuant to the Austrian Banking Act.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely group-wide basis. For smaller units not connected to the central system, separate lines are allocated and monitored. Group-wide compliance with lines approved in the credit process is thus ensured at any time.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through the consistent use of master agreements, through collateral agreements and break clauses. In combination with the very good average credit rating of our business partners in derivatives business, management takes proper account of default risk.

A.1 Regulatory trading portfolio: end-of-period notional amounts

	31 DEC. 2007			31 DEC. 2006		
	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
1. Forward rate agreements	0.00	23,910,719,792.24	23,910,719,792.24	0.00	15,198,593,843.00	15,198,593,843.00
2. Interest rate swaps	0.00	421,953,381,619.62	421,953,381,619.62	0.00	303,775,606,631.00	303,775,606,631.00
3. Domestic currency swaps	0.00	15,513,692,568.48	15,513,692,568.48	0.00	12,612,647,060.00	12,612,647,060.00
4. Currency interest rate swaps	0.00	6,079,016,551.79	6,079,016,551.79	0.00	3,591,752,124.00	3,591,752,124.00
5. Basis swaps	0.00	7,554,897,914.95	7,554,897,914.95	0.00	2,621,546,492.00	2,621,546,492.00
6. Stock index swaps	48,787,029.78	363,909,867.01	412,696,896.79	175,134,535.00	156,400,000.00	331,534,535.00
7. Commodity index swaps	0.00	18,916,267.82	18,916,267.82	0.00	816,032.00	816,032.00
8. Futures	694,455,272.77	0.00	694,455,272.77	1,490,985,244.00	0.00	1,490,985,244.00
9. Cap options	0.00	12,823,041,080.93	12,823,041,080.93	0.00	21,170,189,339.00	21,170,189,339.00
10. Floor options	0.00	3,815,495,382.19	3,815,495,382.19	0.00	5,006,104,739.00	5,006,104,739.00
11. Other options	68,970,622,800.00	68,073,486,123.90	137,044,108,923.90	31,547,394,086.00	57,647,593,447.00	89,194,987,533.00
12. Forwards	0.00	57,536,452,654.92	57,536,452,654.92	247,135.00	51,386,732,293.00	51,386,979,428.00
13. Other derivative contracts	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	**69,713,865,102.55**	**617,643,009,823.85**	**687,356,874,926.40**	**33,213,761,000.00**	**473,167,982,000.00**	**506,381,743,000.00**

A.2.1 Banking book: end-of-period notional amounts

	31 DEC. 2007			31 DEC. 2006		
	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
1. Forward rate agreements	0.00	231,518,704.30	231,518,704.30	0.00	50,000,000.00	50,000,000.00
2. Interest rate swaps	0.00	268,467,010,918.69	268,467,010,918.69	0.00	129,821,132,394.00	129,821,132,394.00
3. Domestic currency swaps	0.00	9,987,935,020.28	9,987,935,020.28	0.00	9,903,445,404.00	9,903,445,404.00
4. Currency interest rate swaps	0.00	6,914,393,808.03	6,914,393,808.03	0.00	7,438,729,652.00	7,438,729,652.00
5. Basis swaps	0.00	4,109,512,677.60	4,109,512,677.60	0.00	3,613,393,236.00	3,613,393,236.00
6. Stock index swaps	0.00	0.00	0.00	0.00	0.00	0.00
7. Commodity index swaps	0.00	0.00	0.00	0.00	0.00	0.00
8. Futures	0.00	0.00	0.00	0.00	0.00	0.00
9. Cap options	0.00	1,254,973,663.99	1,254,973,663.99	0.00	1,292,920,228.00	1,292,920,228.00
10. Floor options	0.00	267,798,434.00	267,798,434.00	0.00	280,966,727.00	280,966,727.00
11. Other options	0.00	194,911,553.34	194,911,553.34	0.00	237,150,309.00	237,150,309.00
12. Forwards	0.00	0.00	0.00	0.00	0.00	0.00
13. Other derivative contracts	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	**0.00**	**291,428,054,780.23**	**291,428,054,780.23**	**0.00**	**152,637,737,950.00**	**152,637,737,950.00**

A.4 OTC financial derivatives: positive fair value – counterparty risk

	31 DEC. 2007 GROSS AMOUNT	31 DEC. 2006 GROSS AMOUNT
A. Regulatory trading book:		
A.1 Central governments and banks	30,382,408.88	24,519,569.09
A.2 Public bodies	8,127,443.67	13,214,157.91
A.3 Banks	6,149,483,035.71	4,905,452,997.96
A.4 Financial companies	69,492,118.42	488,632,530.97
A.5 Insurance companies	7,975,625.81	8,374,753.48
A.6 Non-financial enterprises	1,008,222,987.74	8,910,893.11
A.7 Other entities	0.00	0.00
Total A	**7,273,683,620.23**	**5,449,104,902.52**
B. Banking book:		
B.1 Central governments and banks	0.00	0.00
B.2 Public bodies	0.00	0.00
B.3 Banks	1,082,045,181.05	1,211,445,176.00
B.4 Financial companies	12,942,590.86	0.00
B.5 Insurance companies	0.00	0.00
B.6 Non-financial enterprises	36,600,894.91	0.00
B.7 Other entities	0.00	0.00
Total B	**1,131,588,666.82**	**1,211,445,176.00**
TOTAL (A+B)	**8,405,272,287.05**	**6,660,550,078.52**

A.5 OTC financial derivatives: negative fair value – financial risk

	31 DEC. 2007 GROSS AMOUNT	31 DEC. 2006 GROSS AMOUNT
A. Regulatory trading book:		
A.1 Central governments and banks	20,715,959.66	10,104,540.92
A.2 Public bodies	8,263,804.50	6,319,404.84
A.3 Banks	4,867,211,517.03	4,409,599,753.59
A.4 Financial companies	32,003,457.44	535,283,404.08
A.5 Insurance companies	9,008,622.84	9,690,567.00
A.6 Non-financial enterprises	804,397,117.96	4,057,144.95
A.7 Other entities	0.00	0.00
Total A	**5,741,600,479.43**	**4,975,054,815.38**
B. Banking book:		
B.1 Central governments and banks	0.00	0.00
B.2 Public bodies	0.00	0.00
B.3 Banks	1,493,089,088.26	1,429,417,179.94
B.4 Financial companies	0.00	0.00
B.5 Insurance companies	0.00	0.00
B.6 Non-financial enterprises	110,814,155.71	0.00
B.7 Other entities	0.00	0.00
Total B	**1,603,903,243.97**	**1,429,417,179.94**
TOTAL (A+B)	**7,345,503,723.40**	**6,404,471,995.32**

A.6 OTC financial derivatives – residual life: notional amount

	31 DEC. 2007			
	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**352,021,903,413.11**	**185,183,652,776.08**	**80,447,670,778.39**	**617,653,226,967.58**
A.1 Financial derivative contracts on debt securities and interest rates	249,708,752,087.49	152,418,432,679.26	75,798,917,423.11	477,926,102,189.86
A.2 Financial derivative contracts on equity securities and share indices	1,888,216,680.98	1,396,267,598.49	595,551,340.00	3,880,035,619.47
A.3 Financial derivative contracts on exchange rates and gold	100,409,449,110.04	31,358,571,765.11	3,896,562,015.28	135,664,582,890.43
A.4 Financial derivative contracts on other underlying assets	15,485,534.60	10,380,733.22	156,640,000.00	182,506,267.82
B. Banking book	**215,529,602,644.76**	**34,508,317,024.07**	**41,379,917,967.67**	**291,417,837,636.50**
B.1 Financial derivative contracts on debt securities and interest rates	214,334,421,527.29	26,852,686,404.89	33,618,132,432.39	274,805,240,364.57
B.2 Financial derivative contracts on equity securities and share indices	34,850,652.60	38,060,900.74	0.00	72,911,553.34
B.3 Financial derivative contracts on exchange rates and gold	1,160,330,464.87	7,617,569,718.44	7,761,785,535.28	16,539,685,718.59
B.4 Financial derivative contracts on other underlying assets	0.00	0.00	0.00	0.00
TOTAL	**567,551,506,057.87**	**219,691,969,800.15**	**121,827,588,746.06**	**909,071,064,604.08**

	31 DEC. 2006			
	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**238,854,191,991.23**	**160,567,538,402.58**	**73,923,317,011.77**	**473,345,047,405.58**
A.1 Financial derivative contracts on debt securities and interest rates	153,052,403,017.83	145,486,653,014.15	73,118,335,286.77	371,657,391,318.75
A.2 Financial derivative contracts on equity securities and share indices	876,523,251.00	1,550,511,304.00	648,341,725.00	3,075,376,280.00
A.3 Financial derivative contracts on exchange rates and gold	84,910,971,290.00	13,523,424,084.43	0.00	98,434,395,374.43
A.4 Financial derivative contracts on other underlying assets	14,294,432.40	6,950,000.00	156,640,000.00	177,884,432.40
B. Banking book	**65,018,577,009.06**	**40,946,750,597.29**	**46,672,410,988.48**	**152,637,738,594.83**
B.1 Financial derivative contracts on debt securities and interest rates	65,000,077,009.06	40,873,839,043.95	46,404,491,160.62	152,278,407,213.63
B.2 Financial derivative contracts on equity securities and share indices	18,500,000.00	72,911,553.34	0.00	91,411,553.34
B.3 Financial derivative contracts on exchange rates and gold	0.00	0.00	267,919,827.86	267,919,827.86
B.4 Financial derivative contracts on other underlying assets	0.00	0.00	0.00	0.00
TOTAL	**303,872,769,000.29**	**201,514,288,999.87**	**120,595,728,000.25**	**625,982,786,000.41**

B.2 Credit derivatives: positive fair value – counterparty risk	31 DEC. 2007		31 DEC. 2006	
	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	NOTIONAL AMOUNT	POSITIVE FAIR VALUE
A. REGULATORY TRADING BOOK:	**9,620,499,699.99**	**111,732,822.92**	**3,722,540,523.95**	**17,225,221.45**
A.1 Purchases of protection – counterparty:	8,268,312,938.83	106,457,249.58	375,000,000.00	407,658.23
1. Central governments and central banks	0.00	0.00	0.00	0.00
2. Public bodies	0.00	0.00	0.00	0.00
3. Banks	8,268,312,938.83	106,457,249.58	375,000,000.00	407,658.23
4. Financial companies	0.00	0.00	0.00	0.00
5. Insurance companies	0.00	0.00	0.00	0.00
6. Non-financial enterprises	0.00	0.00	0.00	0.00
7. Other entities	0.00	0.00	0.00	0.00
A.2 Sales of protection – counterparty:	1,352,186,761.16	5,275,573.34	3,347,540,523.95	16,817,563.22
1. Central governments and central banks	0.00	0.00	0.00	0.00
2. Public bodies	0.00	0.00	0.00	0.00
3. Banks	1,332,186,761.16	5,225,019.33	3,286,540,523.95	16,393,699.93
4. Financial companies	0.00	0.00	61,000,000.00	423,863.29
5. Insurance companies	20,000,000.00	50,554.01	0.00	0.00
6. Non-financial enterprises	0.00	0.00	0.00	0.00
7. Other entities	0.00	0.00	0.00	0.00
B. BANKING BOOK	**0.00**	**0.00**	**0.00**	**0.00**
TOTAL	**9,620,499,699.99**	**111,732,822.92**	**3,722,540,523.95**	**17,225,221.45**

B.3 Credit derivatives: negative fair value – financial risk	31 DEC. 2007		31 DEC. 2006	
	NOTIONAL AMOUNT	NEGATIVE FAIR VALUE	NOTIONAL AMOUNT	NEGATIVE FAIR VALUE
A. REGULATORY TRADING BOOK:				
A.1 Purchases of protection – counterparty:				
1. Central governments and central banks	0.00	0.00	0.00	0.00
2. Public bodies	0.00	0.00	0.00	0.00
3. Banks	6,157,099,865.60	73,281,684.00	2,533,935,476.05	13,591,042.57
4. Financial companies	0.00	0.00	61,400,000.00	882,957.12
5. Insurance companies	0.00	0.00	0.00	0.00
6. Non-financial enterprises	41,000,000.00	481,352.58	0.00	0.00
7. Other entities	0.00	0.00	0.00	0.00
TOTAL	**6,198,099,865.60**	**73,763,036.58**	**2,595,335,476.05**	**14,473,999.69**

B4. Credit derivatives – residual life: notional amount				
	31 DEC. 2007			
	UP TO 1 YEAR	OVER 1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**787,540,112.79**	**13,188,390,401.73**	**1,842,669,051.06**	**15,818,599,565.58**
A.1 Credit derivatives with qualified reference obligation	0.00	0.00	0.00	0.00
A.2 Credit derivatives with not qualified reference obligation	787,540,112.79	13,188,390,401.73	1,842,669,051.06	15,818,599,565.58
B. Banking book	**0.00**	**0.00**	**0.00**	**0.00**
B.1 Credit derivatives with qualified reference obligation	0.00	0.00	0.00	0.00
B.2 Credit derivatives with not qualified reference obligation	0.00	0.00	0.00	0.00
TOTAL	**787,540,112.79**	**13,188,390,401.73**	**1,842,669,051.06**	**15,818,599,565.58**
	31 DEC. 2006			
	UP TO 1 YEAR	OVER 1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**826,986,484.44**	**3,929,548,255.93**	**1,561,341,622.61**	**6,317,876,362.98**
A.1 Credit derivatives with qualified reference obligation	0.00	0.00	0.00	0.00
A.2 Credit derivatives with not qualified reference obligation	826,986,484,44	3.929,548,255,93	1.561,341,622.61	6,317,876,362.98
B. Banking book	**0.00**	**0.00**	**0.00**	**0.00**
B.1 Credit derivatives with qualified reference obligation	0.00	0.00	0.00	0.00
B.2 Credit derivatives with not qualified reference obligation	0.00	0.00	0.00	0.00
TOTAL	**826,986,484.44**	**3,929,548,255.93**	**1,561,341,622.61**	**6,317,876,362.98**

4.30. Market risk

Market risk management at Bank Austria Creditanstalt AG encompasses the identification, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for measuring risk, defining and reviewing limits and for trading activities have been summarised in the Financial Markets Rulebook, which is available via Intranet.

Bank Austria Creditanstalt AG uses uniform Group-wide risk management procedures. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk (VaR; for internal risk measurement on the basis of a one-day holding period and a confidence interval of 99 %), other factors of equal importance are stress-oriented volume and position limits. Additional elements of the limit system are loss-warning level limits, sensitivity and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt AG's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by Strategic Risk Management.

As at 31 December 2007, VaR at Bank Austria Creditanstalt AG for the respective risk categories was as follows:

	in €
Exchange rate risk, overall	1,726,099.30
Equity position risk, trading book	914,479.94
Interest rate position risk, trading and banking books	10,232,170.01
Credit spread risk	17,797,243.92
High-yield risk*)	1,211,248.77
Overall market risk arising from the above components	26,054,156.69

*) In 2006, this line also showed the risk associated with the emerging markets bond portfolio, which is now integrated in interest rate position risk and credit spread risk.

The risk measurement model has additionally been used for the purpose of determining the capital requirements pursuant to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, VaR for the trading book has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by the regulatory authorities (one-sided confidence interval of 99 %, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk).

As at 31 December 2007, this resulted in the following capital requirements at Bank Austria Creditanstalt AG:

	in €
Risk associated with the open foreign exchange position	73,342,705.77
General and specific risk in debt instruments	183,669,829.92
General/specific risk in equities	12,979,568.66
Overall risk (not equal to the sum of the above risk categories)	176,085,942.03

Within Bank Austria Creditanstalt AG, the reliability and accuracy of the internal model is monitored by daily back-testing, comparing the VaR amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model and the model multiplier of 3.

Value-at-risk calculations are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity. Losses recorded also within BA-CA in credit spread market sectors in connection with the US real estate crisis were in line with the results of regularly performed market risk stress analyses also in 2007. Although the selected stress scenarios indicated the losses incurred, the crisis prompted the bank to review the macro scenarios used by it; this led to stricter stress assumptions being adopted especially for AAA rating classes. Overall, as the other Markets & Investment Banking (MIB) activities performed well in 2007, MIB came close to meeting the performance target. Losses recorded in the credit spread sector were thus largely offset by other trading activities.

Market risks resulting from the general balance sheet structure and the positioning of asset-liability management are additionally determined and regularly analysed by means of simulations of net interest income volatility. In addition to the business volume at the reporting date, these simulations are based on various interest rate scenarios, assumptions regarding new business, demand behaviour and general developments affecting margins in those market segments which are of greatest importance to Bank Austria Creditanstalt AG. Modelling over the projection period provides indications of trends in net interest income and enables the bank to identify risks at an early stage and to take appropriate measures.

In addition to calculating VaR for trading activities, the bank uses the Value-at-Risk method for measuring market risk in the banking book.

4.31. Contingent liabilities

Contingent liabilities of Bank Austria Creditanstalt AG shown below the line in item 1 on the liabilities side amounted to € 14,040,019,193.13, an increase of € 164,795,651.45 or 1.19 % over the previous year.

	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Acceptances and endorsements	0.00	0.00
Guarantees and assets pledged as collateral security	14,040,019,193.13	13,875,224

Guarantees in connection with retirement planning products benefiting from a state premium pursuant to Section 108 h (1) 3 and subsequent sections of the Austrian Income Tax Act (EStG)

In connection with retirement planning products benefiting from a state premium, Bank Austria Creditanstalt AG has incurred nominal capital guarantee obligations defined by law. Under the "Vorsorge-Plus-Plan" product (a mutual fund managed by Pioneer Investments Austria GmbH), the bank guarantees the investor that in the case of repayment through regular payments to the investor, the amount available for repayment will not be lower than the sum of amounts paid in plus premiums (variable in a range between 8.5 % and 13.5 %, and index-linked) credited to the account pursuant to Section 108 g of the Austrian Income Tax Act.

As at the end of 2007, amounts paid in for retirement planning products benefiting from a state premium totalled € 72,113,717.37 (including state premiums credited for the years 2003 to 2006 in the amount of € 3,857,773.23, but excluding premiums for 2007); this compares with the fund's net asset value of € 89,537,837.39. This means that the guarantee obligation, which amounted to € 72,113,717.37, was covered as at the relevant date.

Risk management is based on a CPPI model reflecting the stochastic characteristics of the proportions of equity and bond investments. Daily marking to market of the related options carried in the bank's trading book ensures that, if necessary, a sufficient provision is made immediately for any losses. The valuation functions are integrated in the OPUS system. Risk indicators are determined by the Credit Structured Products unit.

4.32. Letters of comfort and undertakings

In addition to the contingent liabilities shown below the balance sheet in item 1 on the liabilities side, there are the following letters of comfort and undertakings:

For 11 subsidiaries of Bank Austria Creditanstalt AG, guarantees were issued in favour of S.W.I.F.T.

Letters of comfort for a total amount of € 8.2 bn were issued in connection with international leasing transactions; given the nature of collateral for these transactions, it is not expected that claims will be lodged against Bank Austria Creditanstalt AG because the rights to payment undertaking amounts serving as collateral and held with the leasing companies or with Bank Austria Creditanstalt AG, or the rights to other security of stable value, have been transferred to the leasing companies.

The following four letters of comfort are included at a value of € 1 in the item below the balance sheet:

As security for a project loan for ISB Universale Bau GmbH, Brandenburg, a letter of comfort was issued to Bayerische Hypo- und Vereinsbank AG.

Moreover, two letters of comfort were issued for the floating of hybrid capital of BA-CA Finance (Cayman) Limited as well as of BA-CA Finance (Cayman 2) Limited.

For Infrastruktur Planungs- und Entwicklungs GmbH a letter of comfort was issued in favour of Autobahnen-und Schnellstraßen-Finanzierungs-Aktiengesellschaft (ASFINAG) as part of the company's bid for the "PPP Ostregion-Paket 1" project.

A letter of comfort was issued for BA-CA Wien Mitte GmbH/Salima Wien-Mitte Projektentwicklung GmbH in favour of the Austrian Federal Railways (ÖBB) in connection with the redesign of the former Wien Mitte bus terminal.

Furthermore, a commitment has been imposed on Bank Austria Creditanstalt AG under its membership, as prescribed in Sections 93 and 93a of the Austrian Banking Act, in Sparkassen Haftungs AG, a company which is the deposit insurance institution of the Austrian savings bank sector.

4.33. Commitments

Commitments	31 DEC. 2007 (IN €)	31 DEC. 2006 (IN € THSD)
Liabilities arising from sales with an option to repurchase pursuant to Section 50 (3) and (5) of the Austrian Banking Act (BWG)	209,084,104.29	275,881
Underwriting commitments in respect of securities	80,462,404.16	149,955
Call/put options sold (pursuant to Annex 1 to Section 22 item 1 j)	462,856,239.62	429,122
Irrevocable loan commitments not yet utilised (credit facilities, commitments to lend, obligations to purchase securities, obligations to provide guarantees or acceptance facilities)	4,204,297,734.94	3,798,488
Any other irrevocable transactions that may give rise to credit risk and have not been mentioned above	59,084,108.00	73,528
TOTAL COMMITMENTS	**5,015,784,591.01**	**4,726,974**

5. Notes to the profit and loss account

5.1. Breakdown of income at foreign permanent establishments

On 29 December 2006, Bank Austria Creditanstalt AG set up a permanent establishment in Milan, Via Tortona 33, which is exclusively engaged in the management and controlling of the equity interests of UniCredit that have been transferred by way of contribution in kind. Therefore these activities are not banking activities. In 2007, net interest income including dividend income totalled € 4,227,533.53.

5.2. Income from equity interests and group companies

The item "Income from shares in group companies" included income from profit-pooling arrangements in the amount of € 782,303,188.42 (2006: € 181,950 thsd).

Within income and expenses arising from the valuation and disposal of equity interests, group companies accounted for a balance of minus € 233,617,152.71 (2006: plus € 2,796,551 thsd). No income was realised on the sale of shares in profit-pooling arrangements.

5.3. Income from administrative and agency services provided to third parties

In 2007, income from safe-custody services and from intermediary services relating to insurance, building-society savings agreements and real estate totalled € 78,092,448.55 (2006: € 82,002 thsd).

5.4. Other operating income
Other operating income included compensation for group services, releases of provisions for litigation risks, gains on other assets and rent income from real estate as well as all income not directly related to banking operations.

5.5. Expenses for subordinated liabilities
In the reporting year, the total amount of expenses for subordinated liabilities and supplementary capital was € 261,286,069.50 (2006: € 246,572 thsd).

5.6. Other operating expenses
Other operating expenses related primarily to expenses on banking operations not arising from lending business, and expenses arising from the agency agreements with CA IB International Markets Ltd., London, CA IB International Markets AG, Vienna, and BANK*PRIVAT* AG.

5.7. Extraordinary expenses
For reasons of prudence, € 303,737,733.00 (2006: € 2,089,200 thsd) was allocated to the fund for general banking risks to cover risks for which no special provisions were made.

5.8. Write-ups omitted
In the financial year, no write-ups (2006: € 0 m) were omitted to avoid tax consequences.

5.9. Effects of the change in untaxed reserves
The release of valuation reserves resulted in a minor income tax expense of € 11,990.00 (2006: € 254 thsd) for the 2007 financial year.

5.10. Taxes on income
Pursuant to the provisions on group taxation in Section 9 of the Austrian Corporation Tax Act (KStG), a group of companies existed as at 31 December 2007 which consisted of Bank Austria Creditanstalt AG as group holding company and 43 companies as group members (29 companies with profit and loss transfer agreements and 14 companies to which the amount of € 5,952,246.18 (2006: € 4,463 thsd) was charged in 2007 pursuant to tax compensation agreements).

As a result of the above-mentioned tax compensation payments being charged to group members, Bank Austria Creditanstalt AG's income tax expense for the 2007 financial year was € 7,670,548.91 (2006: € 14,939 thsd).

5.11. Deferred tax
No use was made of the option to carry deferred taxes as an asset. The amount of deferred taxes which may be carried as an asset pursuant to Section 198 (10) of the Austrian Commercial Code but is not separately shown in the balance sheet and which will probably reduce the tax charge in future years was € 144,476,000.00 (2006: € 171,201 thsd).

6. Information on staff, Management Board and Supervisory Board

6.1. Staff
The average number of salaried staff employed in 2007 was 6,781 (2006: 7,128) and the average number of other employees was 0 (2006: 0).

6.2. Expenses for severance payments and pensions
Expenses for severance payments and pensions relate to the items "expenses for retirement benefits", "allocation to the pension provision" and "expenses for severance payments and payments to severance payment-funds". In the 2007 financial year, allocations and payments for members of the Management Board and senior executives as well as their surviving dependants totalled € 14,681,247.66 (2006: € 13,504 thsd); allocations and payments for other employees and their surviving dependants totalled € 227,003,143.72 (2006: € 423,279 thsd). The amounts include payments to pension funds amounting to € 96,000.00 (2006: € 118 thsd) for active members of the Management Board and € 12,000.00 (2006: € 0) for former members of the Management Board.

6.3. Emoluments of Management Board members and Supervisory Board members
The emoluments paid in the 2007 financial year by Bank Austria Creditanstalt AG to Management Board members (excluding payments into pension funds) totalled € 7,621,000.00 (comparable emoluments in 2006 totalled € 6,296 thsd). Of this total, € 1,878,000.00 (2006: € 1,975 thsd) related to fixed salary components and € 5,743,000.00 (2006: € 4,321 thsd) related to variable salary components. Several Management Board members receive their emoluments from companies outside the BA-CA group of consolidated companies. These emoluments, which Management Board members were granted for activities in group companies, amounted to € 5,058,553.14 in the 2007 financial year (2006: € 7,198 thsd).

Payments to former members of the Management Board and their surviving dependants (excluding payments into pension funds) totalled € 9,641,612.90 (of which € 4,759,679.58 was paid to former Management Board members of Creditanstalt AG, which merged with Bank Austria AG in 2002, and their surviving dependants; € 1,916,079.81 was paid to former Management Board members of Österreichische Länderbank AG, which merged with Zentralsparkasse und Kommerzialbank AG, Vienna, in 1991, and their surviving dependants). The comparative figure for the previous year was € 10,960,000.00. Emoluments for activities in group companies paid to this group of persons amounted to € 529,619.14 (2006: € 565 thsd).

The emoluments of the Supervisory Board members active in the 2007 financial year totalled € 323,730.32 (2006: € 310 thsd) for Bank Austria Creditanstalt AG and € 6,976.62 (2006: € 6 thsd) for the two credit associations.

6.4. Loans and advances to Management Board members and Supervisory Board members

Loans to Management Board members are stated at € 265,849.66 (2006: € 248 thsd). Account overdrafts granted to members of the Management Board amounted to € 63,802.90 (2006: € 52 thsd).

Loans to Supervisory Board members amounted to € 716,673.04 (2006: € 272 thsd). Overdraft facilities and account overdrafts granted to members of the Supervisory Board totalled € 523,685.40 (2006: € 100 thsd). Repayments during the business year totalled € 31,998.91 (2006: € 45 thsd).

Loans and advances to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans and advances is the rate charged to employees of Bank Austria Creditanstalt AG.

6.5. Share-based payments

The Management Board and selected executives of Bank Austria Creditanstalt AG participate in the UniCredit share-based payment scheme of UniCredit Group. The share-based payment arrangements relate to Stock Options and Performance Shares for activities in Bank Austria Creditanstalt AG based on shares in the parent company UniCredit S.p.A.

UniCredit calculates the economic value of the share-based payment arrangements on a uniform basis for the entire Group (Hull & White evaluation model) and provides the Group companies with relevant information. In Bank Austria Creditanstalt AG, the total amount recognised in the profit and loss account as at 31 December 2007 was € 2,234,982.21.

The number and distribution of Stock Options granted in the respective financial years, the exercise price, the maturity, the periods during which Stock Options may be exercised, the transferability of Stock Options, the minimum holding period (blocking period), the conditions of transferability and exercise, and the fair value for Management Board members and executives as at 31 December 2007 can be seen from the table on page 51.

6.6. Names of Management Board members and Supervisory Board members

A list of the members of the Management Board and of the members of the Supervisory Board is given on pages 56 and 57.

1. Stock Options								
MANAGEMENT BOARD / SENIOR EXECUTIVES	YEAR IN WHICH STOCK OPTIONS WERE GRANTED	NUMBER OF SHARES THAT MAY BE PURCHASED	EXERCISE PRICE OR BASIS OR FORMULA	MATURITY	PERIOD DURING WHICH STOCK OPTIONS MAY BE EXERCISED	TRANSFER-ABILITY	BLOCKING PERIOD	FAIR VALUE AS AT 31 DEC. 2007 IN €
Management Board	2004	150,000	4.018	3 Sept. 2008	9 years	1)	no	261,180
	2005	80,778	4.817	25 Nov. 2009	9 years	1)	no	110,294
	2006	78,044	5.951	28 June 2010	9 years	1)	no	74,173
	2007	136,779	7.094	13 July 2011	6 years	1)	no	84,489
Senior executives	2005	207,200	4.817	25 Nov. 2009	9 years	1)	no	282,911
	2006	184,600	5.951	28 June 2010	9 years	1)	no	175,444
	2007	491,480	7.094	13 July 2011	6 years	1)	no	303,587

Stock Options granted by UniCredit to the members of the Supervisory Board do not constitute remuneration for activities on the Supervisory Board of Bank Austria Creditanstalt AG and are therefore not included in the above table.

Stock Options exercised in 2007

No Stock Options were exercised by members of the Management Board or by senior executives.

In 2007, former members of the Management Board exercised 1,100,000 Stock Options at an average exercise price of € 4.46 with a value at the exercise date of € 4,906,500.

2. Performance Shares								
MANAGEMENT BOARD / SENIOR EXECUTIVES	YEAR IN WHICH PERFORMANCE SHARES WERE GRANTED	NUMBER OF ALLOCATED PERFORMANCE SHARES	CONDITIONS	MATURITY	PERIOD FOR WHICH PEFORMANCE SHARES ARE ALLOCATED	TRANSFER-ABILITY	BLOCKING PERIOD	FAIR VALUE AS AT 31 DEC. 2007 IN €
Management Board	2005	29.889	3)	31 Dec. 2008	unlimited	no	no	3)
	2006	29.911	3)	31 Dec. 2009	unlimited	2)	no	3)
	2007	38.620	3)	31 Dec. 2010	unlimited	2)	no	3)
Senior executives	2005	502.500	3)	31 Dec. 2008	unlimited	no	no	3)
	2006	430.600	3)	31 Dec. 2009	unlimited	2)	no	3)
	2007	157.095	3)	31 Dec. 2010	unlimited	2)	no	3)

Performance Shares granted by UniCredit to the members of the Supervisory Board do not constitute remuneration for activities on the Supervisory Board of Bank Austria Creditanstalt AG and are therefore not included in the above table.

Performance Shares allocated in 2007

Performance Shares were allocated to members of the Management Board and to senior executives.

Conditions of transferability and exercise

1) Stock Options are restricted to the beneficiary's name and cannot be sold, assigned, pledged or transferred in any way. In the event of the beneficiary's death, claims under Stock Options may be transferred in full or in part to the beneficiary's heirs.

2) The rights under Performance Shares are restricted to the beneficiary's name and cannot be assigned, pledged or transferred in any way. These rights terminate automatically in the event of the beneficiary's death in the 3-year Performance Period (2007 – 2009)

3) These rights become vested only if 3 out of 5 internal key indicators of UniCredit Group or of the relevant Division are met in the year of allocation/maturity (2008-2010). The key indicators are EVA (Economic Value Added), EPS (earnings per share), cost/income ratio, total revenues and cost of risk. Fair values can only be determined in the respective year of allocation/maturity.

Shares in group companies and equity interests of Bank Austria Creditanstalt AG

List of shares in group companies and equity interests pursuant to Section 238 of the Austrian Commercial Code

Shares in group companies (consolidated)

NAME AND DOMICILE OF COMPANY	TOTAL INTEREST IN %	EQUITY IN €	NET INCOME/ LOSS IN €	TOTAL ASSETS IN €	BALANCE SHEET DATE
AS UniCredit Bank, Latvia, Riga, LV	100.00	68,393,000.00	3,604,000.00	1,059,075,000.00	31 Dec. 2007 2)
Asset Management GmbH, Vienna, AT 1)	100.00	22,832,000.00	14,988,000.00	37,109,000.00	31 Dec. 2007 2)
AWT International Trade AG, Vienna, AT	100.00	174,655,000.00	5,931,000.00	177,708,000.00	31 Dec. 2007 2)
BA-CA Administration Services GmbH, Vienna, AT 1)	100.00	5,527,000.00	1,696,000.00	16,422,000.00	31 Dec. 2007 2)
BACA Export Finance Limited, London, GB	100.00	n.a.	4,589,000.00	n.a.	31 Dec. 2007 2)
BA-CA Markets & Investment Beteiligung Ges.m.b.H., Vienna, AT 1)	100.00	4,037,304,000.00	19,900,000.00	4,037,317,000.00	31 Dec. 2007 2)
Bank Austria Creditanstalt Real Invest GmbH, Vienna, AT 1)	94.95	112,152,000.00	17,788,000.00	125,743,000.00	31 Dec. 2007 2)
Bank Austria Creditanstalt Wohnbaubank AG, Vienna, AT 1)	100.00	51,096,000.00	7,430,000.00	4,144,999,000.00	31 Dec. 2007 2)
Bank Austria Trade Services Gesellschaft m.b.H., Vienna, AT 1)	100.00	7,851,000.00	15,841,000.00	259,290,000.00	31 Dec. 2007 2)
Banking Transaction Services s.r.o., Prague 1, CZ	100.00	1,809,000.00	−4,000.00	7,042,000.00	31 Dec. 2007 2)
BANKPRIVAT AG, Vienna, AT 1)	100.00	32,656,000.00	20,860,000.00	45,024,000.00	31 Dec. 2007 2)
CABET-Holding-Aktiengesellschaft, Vienna, AT 1)	100.00	654,730,000.00	21,199,000.00	722,558,000.00	31 Dec. 2007 2)
caibon.com Internet Services GmbH, Vienna, AT 1)	100.00	432,795,000.00	6,787,000.00	662,809,000.00	31 Dec. 2007 2)
card complete Service Bank AG, Vienna, AT 1)	50.10	65,141,000.00	37,975,000.00	360,105,000.00	31 Dec. 2007 2)
CJSC International Moscow Bank, Moscow, RU	100.00	953,908,000.00	182,054,000.00	9,925,000,000.00	31 Dec. 2007 2)
Domus Bistro GmbH, Vienna, AT	100.00	92,000.00	49,000.00	4,230,000.00	31 Dec. 2007 2)
Domus Clean Reinigungs GmbH, Vienna, AT	100.00	12,000.00	1,000.00	1,660,000.00	31 Dec. 2007 2)
DOMUS FACILITY MANAGEMENT GmbH, Vienna, AT 1)	100.00	1,106,000.00	788,000.00	7,611,000.00	31 Dec. 2007 2)
Eurolease RAMSES Immobilien Leasing Gesellschaft m.b.H. & Co OEG, Vienna, AT	99.50	23,122,000.00	162,000.00	66,582,000.00	31 Dec. 2007 2)
HVB Central Profit Banka d.d., Sarajevo, Sarajevo, BA	80.87	65,495,000.00	7,638,000.00	718,724,000.00	31 Dec. 2007 2)
JSC ATF BANK, Almaty, KZ	92.88	414,130,000.00	11,353,000.00	5,455,336,000.00	31 Dec. 2007 2)
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna, AT 1)	99.00	1,917,000.00	−62,000.00	175,653,000.00	31 Dec. 2007 2)
Nova Banjalucka Banka AD, Banja Luka, BA	90.93	34,137,000.00	29,000.00	265,662,000.00	31 Dec. 2007 2)
Pioneer Investments Austria GmbH, Vienna, AT 1)	100.00	59,781,000.00	44,195,000.00	89,468,000.00	31 Dec. 2007 2)
Schoellerbank Aktiengesellschaft, Vienna, AT	100.00	112,098,000.00	19,222,000.00	1,918,594,000.00	31 Dec. 2007 2)
UniCredit Bank Cayman Islands Ltd., Georgetown, Grand Cayman Islands, KY	100.00	274,004,000.00	22,153,000.00	1,454,745,000.00	31 Dec. 2007 2)
UniCredit Bank Czech Republic, a.s., Prague 1, CZ	100.00	861,813,000.00	105,643,000.00	10,408,346,000.00	31 Dec. 2007 2)
UniCredit Bank Hungary Zrt., Budapest, HU	100.00	496,340,000.00	80,593,000.00	5,997,965,000.00	31 Dec. 2007 2)
UniCredit Bank Serbia JSC, Belgrade, RS	99.89	183,018,000.00	23,687,000.00	916,050,000.00	31 Dec. 2007 2)
UniCredit Bank Slovakia a.s., Bratislava, SK	99.03	399,506,000.00	47,863,000.00	4,035,204,000.00	31 Dec. 2007 2)
UniCredit Banka Slovenija d.d., Ljubljana, SI	99.98	163,615,000.00	15,196,000.00	2,132,693,000.00	31 Dec. 2007 2)
UniCredit Bulbank AD, Sofia, BG	90.30	586,703,000.00	130,165,000.00	4,627,317,000.00	31 Dec. 2007 2)
UniCredit Tiriac Bank S.A., Bucharest, district 1, RO	55.26	418,970,000.00	78,898,000.00	3,557,965,000.00	31 Dec. 2007 2)
UNIVERSALE International Realitäten GmbH, Vienna, AT	100.00	185,062,000.00	83,000.00	314,987,000.00	31 Dec. 2007 2)
WAVE Solutions Information Technology GmbH, Vienna, AT 1)	100.00	1,841,000.00	−1,411,000.00	49,444,000.00	31 Dec. 2007 2)
Zagrebacka Banka d.d., Zagreb, HR	84.21	1,623,828,000.00	176,944,000.00	10,902,568,000.00	31 Dec. 2007 2)

The total percentage held comprises all shares held by consolidated companies and other group companies but not shares held on a trust basis.
Equity: equity pursuant to Section 229 of the Austrian Commercial Code.
Net income/loss before movements in reserves and appropriation of profits.
1) Profit pooling arrangement with Bank Austria Creditanstalt AG.
2) Figures in accordance with IFRSs.

Interests in companies accounted for under the proportionate consolidation method

NAME AND DOMICILE OF COMPANY	TOTAL INTEREST IN %	EQUITY IN €	NET INCOME/ LOSS IN €	TOTAL ASSETS IN €	BALANCE SHEET DATE
Koc Finansal Hizmetler AS, Istanbul, Turkey	50.00	2,110,450,000.00	54,020,000.00	2,166,119,000.00	31 Dec. 2007 [2]

Interests in associated companies accounted for under the equity method

NAME AND DOMICILE OF COMPANY	TOTAL INTEREST IN %	EQUITY IN €	NET INCOME/ LOSS IN €	TOTAL ASSETS IN €	BALANCE SHEET DATE
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck, AT	47.38	538,421,000.00	51,739,000.00	8,070,000,000.00	31 Dec. 2007 [2]
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg, AT	24.10	332,508,000.00	20,643,000.00	5,663,000,000.00	31 Dec. 2007 [2]
BKS Bank AG, Klagenfurt, AT	36.03	464,546,000.00	51,489,000.00	5,624,400,000.00	31 Dec. 2007 [2]
CA Immobilien Anlagen AG	10.01	1,881,255,000.00	−138,000.00	3,447,086,000.00	31 Dec. 2007 [2]
Oberbank AG, Linz, AT	33.44	884,926,000.00	91,114,000.00	14,236,909,000.00	31 Dec. 2007 [2]
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna, AT	49.15	436,474,000.00	60,480,000.00	32,800,000,000.00	31 Dec. 2007 [2]
UniCredit Global Leasing S.p.A., Milan, Italy	32.59	1,479,000,000.00	222,827,000.00	28,375,642,000.00	31 Dec. 2007 [2]

Unconsolidated companies

NAME AND DOMICILE OF COMPANY	TOTAL INTEREST IN %	EQUITY IN €	NET INCOME/ LOSS IN €	TOTAL ASSETS IN €	BALANCE SHEET DATE
A) Group companies					
"Diners Club CEE Holding AG", Vienna, AT	99.80	3,592,959.47	539,012.92	18,720,054.44	31 Dec. 2005
A.V. Abwicklungs- und Vermögensverwaltungs GmbH being liquidated, Vienna, AT	100.00	−9,571.35	−32,262.25	8,327.43	31 Dec. 2006
Alfa Holding Ingatlanszolgaltato Kft., Györ, HU	95.00	0.00	−1,088.29	3,928.19	31 Dec. 2005
BA-CA Betriebsobjekte GmbH, Vienna, AT [1]	100.00	15,882,881.98	2,699,327.03	32,707,925.58	31 Dec. 2006
BA-CA GrECo Versicherungsmanagement Gesellschaft m.b.H., Vienna, AT	51.02	1,216,607.58	760,192.82	2,619,617.38	31 Dec. 2006
BA-CA Infrastructure Finance Advisory GmbH, Vienna, AT	100.00	−93,430.82	−12,943.74	0.00	31 Dec. 2006
BA-CA Private Equity GmbH, Vienna, AT	100.00	1,470,550.48	238,132.91	2,593,313.51	31 Dec. 2006
BA-CA Vienna Mitte Holding GmbH, Vienna, AT	100.00	24,826,235.20	−4,517.09	24,828,317.20	31 Dec. 2006
BA-CA-GVG-Holding GmbH, Vienna, AT	100.00	328,677.67	290,053.27	1,527,000.15	30 Sept. 2006
BACAI (being liquidated), London, GB	100.00	n.a.	n.a.	n.a.	
Baltic Business Center Sp.z.o.o., Gdynia, PL	62.00	−19,830,978.68	−388,588.49	15,971,133.78	31 Dec. 2006
Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, Vienna, AT	100.00	449,368.90	381,977.77	18,710,983.89	31 Dec. 2006
Bank Austria Creditanstalt Finanzservice GmbH, Vienna, AT [1]	100.00	1,525,300.69	6,276.72	9,356,298.31	31 Dec. 2006
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Vienna, AT [1]	100.00	24,500.00	214,432.58	606,872.92	31 Dec. 2006
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Vienna, AT	100.00	−263,471.52	11,113.81	641,610.69	31 Dec. 2006
Bank Austria Creditanstalt Versicherungsdienst GmbH, Vienna, AT	81.00	175,569.83	−23,267.28	1,311,060.30	31 Dec. 2006
Bank Austria-CEE BeteiligungsgmbH, Vienna, AT	100.00	18,060.00	−2,006.75	18,060.00	31 Dec. 2006
Bank Rozwoju Energetyki i Ochrony Swodowiska S.A. MEGABANK being liquidated, Warsaw, PL	100.00	−4,960.58	−169.15	226.57	31 Dec. 2006

The total percentage held comprises all shares held by consolidated companies and other group companies but not shares held on a trust basis.
Equity: equity pursuant to Section 229 of the Austrian Commercial Code.
Net income/loss before movements in reserves and appropriation of profits.
1) Profit pooling arrangement with Bank Austria Creditanstalt AG.
2) Figures in accordance with IFRSs.

Unconsolidated companies					
NAME AND DOMICILE OF COMPANY	TOTAL INTEREST IN %	EQUITY IN €	NET INCOME / LOSS IN €	TOTAL ASSETS IN €	BALANCE SHEET DATE
BFAG – Holding Gesellschaft m.b.H., Vienna, AT	100.00	35,000.00	–928.82	25,608.00	31 Dec. 2006
Buchstein Immobilienverwaltung Gesellschaft m.b.H., Vienna, AT	100.00	27,731.65	5,368.91	27,731.65	31 Dec. 2006
Cards & Systems EDV-Dienstleistungs GmbH, Vienna, AT	58.00	1,408,589.67	794,679.70	5,673,285.61	31 Dec. 2006
EK Mittelstandsfinanzierungs AG, Vienna, AT	98.00	27,448,144.77	11,040,605.29	27,837,005.89	31 Dec. 2006
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna, AT	100.00	207,635.89	719.25	207,635.89	30 Nov. 2006
FactorBank Aktiengesellschaft, Vienna, AT	100.00	5,192,491.65	18,848.98	148,188,265.20	31 Dec. 2006
Financial Risk Management GmbH, Vienna, AT	100.00	83,903.65	14,915.92	271,381.86	31 Dec. 2006
FONTANA Hotelverwaltungsgesellschaft m.b.H., Vienna, AT	100.00	–1,208,739.59	–19,525.26	0.00	31 Dec. 2006
GANYMED Immobilienvermietungsgesellschaft m.b.H., Vienna, AT 1)	99.00	55,391,816.87	2,007,202.30	71,288,176.23	31 Dec. 2006
Gründerfonds GmbH & Co KEG, Vienna, AT	100.00	9,124,527.31	–2,264,767.89	9,263,934.65	31 Dec. 2006
GUS Consulting GmbH, Vienna, AT	100.00	1,804,504.71	–19,284,658.41	25,005,703.39	31 Dec. 2006
Human Resources Service and Development GmbH, Vienna, AT 1)	100.00	7,921.33	–638.55	9,058.50	31 Dec. 2006
HYPERION Immobilienvermietungsgesellschaft m.b.H., Vienna, AT 1)	99.00	49,675,201.19	0.00	54,350,577.71	31 Dec. 2006
Immobilien Rating GmbH, Vienna, AT	99.00	337,306.93	193,782.38	909,441.36	31 Dec. 2006
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna, AT 1)	99.90	152,564.82	2,415.59	159,343.22	31 Dec. 2006
Informations-Technologie Austria GmbH, Vienna, AT	61.37	22,586,888.68	249,845.35	88,234,664.79	31 Dec. 2006
Infrastruktur Holding GmbH, Vienna, AT	100.00	28,123.92	–1,933.19	28,123.92	31 Dec. 2006
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna, AT	99.80	2,676,967.02	75,856.01	5,207,633.03	31 Dec. 2006
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna, AT	99.80	1,558,861.42	85,453.49	8,843,272.76	31 Dec. 2006
MC Marketing GmbH, Vienna, AT	100.00	143,027.27	–162,868.99	1,632,023.94	31 Dec. 2006
Mezzanin Finanzierungs AG, Vienna, AT	56.67	32,281,752.05	2,013,814.63	33,587,131.67	31 Dec. 2006
MY Beteiligungs GmbH, Vienna, AT	100.00	1,724.05	–2,915.55	1,724.05	31 Dec. 2006
MY Drei Handels GmbH, Vienna, AT	100.00	20,475.03	15,609.49	20,753.43	31 Dec. 2006
MY Fünf Handels GmbH, Vienna, AT	50.00	3,517.40	–2,991.57	51,639.61	31 Dec. 2006
Paytria Unternehmensbeteiligungen GmbH, Vienna, AT	100.00	596,120.61	–7,214.51	603,211.49	31 Dec. 2006
RAMSES-Immobilienholding GmbH, Vienna, AT	99.80	n.a.	n.a.	n.a.	
RE-St.Marx Holding GmbH, Vienna, AT 1)	100.00	20,955.18	98,288.99	119,939.17	31 Dec. 2006
SFB Stockerauer Finanzierungsberatungs- und Beteiligungs GmbH, Vienna, AT	99.80	–102,648.16	–138,984.58	1,500,783.07	31 Dec. 2006
Sigma Holding Ingatlanszolgaltato Kft., Budapest, HU	95.00	0.00	–10,140.21	451,634.43	31 Dec. 2005
Sinera AG, Zug, Switzerland	100.00	113,045.12	–11,418.13	120,872.58	31 Dec. 2006
THETA Fünf Handels GmbH, Vienna, AT	100.00	5,158.29	27,346.35	5,158.29	31 Dec. 2006
WEAG Leasing Gesellschaft m.b.H. being liquidated, Vienna, AT	100.00	379,927.66	4,312.11	383,927.66	31 Dec. 2006
WED Holding Gesellschaft m.b.H., Vienna, AT	48.06	11,549,174.62	48.62	11,749,889.71	31 Dec. 2006
WED Viennaer Entwicklungsgesellschaft für den Donauraum Aktiengesellschaft, Vienna, AT	100.00	18,368,388.19	–35,209.24	19,497,492.07	31 Dec. 2006
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna, AT	99.99	1,361,973.70	–295,126.46	10,793,028.14	31 Dec. 2006
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg.Gen.m.b.H., Vienna, AT	54.66	276,187.03	–1,308,951.14	4,772,755.16	31 Dec. 2005
ZETA Fünf Handels GmbH, Vienna, AT 1)	100.00	71,000.00	96,680.80	170,775.80	31 Dec. 2006
ZETA Neun Handels GmbH, Vienna, AT	100.00	4,244.14	–2,707.12	4,244.14	31 Dec. 2006

The total percentage held comprises all shares held by consolidated companies and other group companies but not shares held on a trust basis.
Equity: equity pursuant to Section 229 of the Austrian Commercial Code.
Net income/loss before movements in reserves and appropriation of profits.
1) Profit pooling arrangement with Bank Austria Creditanstalt AG.

Unconsolidated companies

NAME AND DOMICILE OF COMPANY	TOTAL INTEREST IN %	EQUITY IN €	NET INCOME / LOSS IN €	TOTAL ASSETS IN €	BALANCE SHEET DATE
B) Associated companies					
"Gesfö" Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Vienna, AT	25.00	5,810,281.94	436,366.76	13,791,986.72	31 Dec. 2005
"Sparkassen-Haftungs Aktiengesellschaft", Vienna, AT	28.26	222,494.36	−1,945.24	225,271.36	31 Dec. 2006
Banco Interfinanzas S.A., Buenos Aires, Argentina	50.00	11,858,929.72	6,494,390.72	7,226,821.41	31 Dec. 2006
BANK MEDICI AG, Vienna, AT	25.00	7,430,176.60	1,283,960.09	9,173,303.36	31 Dec. 2006
HVB Banca pentru Locuinte S.A., Bucharest, RO	45.00	10,246,692.00	−1,575,385.73	11,542,972.66	31 Dec. 2005
Mizuho Corporate Bank – BA Investment – ConsultingGmbH, Vienna, AT	50.00	1,001,873.78	5,914.58	1,100,945.90	31 Dec. 2005
NOTARTREUHANDBANK AG, Vienna, AT	25.00	23,339,343.04	5,974,254.45	864,461,364.50	31 Dec. 2006
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna, AT	50.00	25,001,917.22	813,076.04	805,480,421.12	31 Dec. 2006
Österreichische Wertpapierdaten Service GmbH, Vienna, AT	29.40	36,336.42	0.00	1,277,327.61	31 Dec. 2006
PayLife Bank GmbH, Vienna, AT	23.86	67,894,813.32	32,554,311.88	310,570,140.40	31 Dec. 2006
Viennaer Kreditbürgschaftsgesellschaft m.b.H., Vienna, AT	24.49	5,176,390.71	4,642.98	8,853,028.76	31 Dec. 2006
C) Other companies					
bareal Immobilientreuhand GmbH, Vienna, AT	50.00	−276,596.42	−311,596.42	382,917.48	31 Dec. 2006
CREDANTI HOLDINGS LIMITED, Nicosia, CY	30.00	45,377,971.00	456,927.00	45,386,119.00	31 Dec. 2005
Gustav-Kramer-Straße 5C Verwaltungs GmbH, Vienna, AT	25.50	14,038.62	−20,961.38	14,538.62	31 Dec. 2006
Kapital-Beteiligungs Aktiengesellschaft, Vienna, AT	20.00	8,565,543.71	−160,784.84	9,081,702.64	30 Sept. 2006
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart, DE	50.00	28,362.37	302.57	29,208.11	31 Dec. 2005
SP Projektentwicklung Schönefeld GmbH & Co.KG, Stuttgart, DE	50.00	29,286,480.65	−85,942.98	30,160,912.40	31 Dec. 2005
UBF Mittelstandsfinanzierungs AG, Vienna, AT	24.10	6,239,796.21	2,721,266.88	6,351,561.92	31 Dec. 2006

The total percentage held comprises all shares held by consolidated companies and other group companies but not shares held on a trust basis.
Equity: equity pursuant to Section 229 of the Austrian Commercial Code.
Net income/loss before movements in reserves and appropriation of profits.

Supervisory Board and Management Board of Bank Austria Creditanstalt AG

Supervisory Board
1 January 2007 – 31 December 2007

Chairman:	**Alessandro PROFUMO**	
Deputy Chairman:	**Franz RAUCH**	
Members:	**Vincenzo CALANDRA BUONAURA**	**(from 3 May 2007)**
	Sergio ERMOTTI	
	Paolo FIORENTINO	
	Dario FRIGERIO	
	Roberto NICASTRO	
	Vittorio OGLIENGO	
	Karl SAMSTAG	
	Gerhard SCHARITZER	
	Wolfgang SPRISSLER	
Delegated by the Employees' Council:	**Wolfgang HEINZL** Chairman of the Employees' Council	
	Adolf LEHNER First Deputy Chairman of the Employees' Council	
	Emmerich PERL Second Deputy Chairman of the Employees' Council	
	Thomas SCHLAGER Third Deputy Chairman of the Employees' Council	(until 8 October 2007)
	Martina ICHA Member of the Employees' Council	
	Heribert KRUSCHIK Member of the Employees' Council	
	Josef REICHL Member of the Employees' Council	**(from 25 October 2007)**

Management Board
1 January 2007 – 31 December 2007

Chairman / Chief Executive Officer:	**Erich HAMPEL**	
Members:	Willibald CERNKO	(until 31 December 2007)
	Federico GHIZZONI	**(from 1 July 2007)**
	Thomas GROSS	
	Wilhelm HEMETSBERGER	
	Werner KRETSCHMER	
	Andrea MONETA	(until 30 June 2007)
	Regina PREHOFER	
	Johann STROBL	(until 3 August 2007)
	Carlo VIVALDI	**(from 1 October 2007)**
	Robert ZADRAZIL	
	Ralph MÜLLER	**(from 1 January 2008)**

Financial Statements for 2007

Vienna, 4 March 2008

The Management Board:

Erich Hampel
(Chairman)

Federico Ghizzoni | Thomas Gross | Wilhelm Hemetsberger | Werner Kretschmer

Ralph Müller | Regina Prehofer | Carlo Vivaldi | Robert Zadrazil

Auditors' Report on the Financial Statements for 2007

We have audited the separate financial statements of Bank Austria Creditanstalt AG for the 2007 financial year including the accounting records. The accounting records, the preparation and content of these financial statements and of the management report in accordance with the provisions of the Austrian Commercial Code, with the supplementary provisions of the Austrian Banking Act and with the Articles of Association are the responsibility of management of Bank Austria Creditanstalt AG. Our responsibility is to express an opinion on the financial statements based on our audit and to state whether the management report is consistent with the financial statements.

We conducted our audit in accordance with legal provisions applicable in Austria and with Austrian generally accepted auditing principles. Those principles require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, and to make a statement as to whether the management report is consistent with the financial statements. In planning the audit procedures, we considered our knowledge of the business and of the economic and legal environment in which Bank Austria Creditanstalt AG operates as well as expectations of possible errors.

An audit includes examining, largely on a test basis, evidence supporting the amounts and disclosures in the accounting records and financial statements. An audit also includes assessing the accounting principles applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, based on the findings of the audit, the financial statements comply with the provisions of the Austrian Commercial Code, with the supplementary provisions of the Austrian Banking Act and with the Articles of Association, and give a true and fair view of the financial position of Bank Austria Creditanstalt AG as at 31 December 2007 and of the performance of Bank Austria Creditanstalt AG for the 2007 financial year in accordance with Austrian generally accepted accounting principles. The management report is consistent with the financial statements.

Vienna, 4 March 2008

Savings Bank Auditing Association
Auditing Board
(Bank Auditors)

Erich Kandler
Public Accountant

Friedrich O. Hief
Public Accountant

KPMG Austria GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Walter Reiffenstuhl
Public Accountant

Bernhard Gruber
Public Accountant

Note: A facsimile of the German original can be found on pages 59 and 60.

BANK AUSTRIA CREDITANSTALT AG
Jahresabschluss 2007

Wien, den 4. März 2008

Der Vorstand:

Dr. Hampel (Vorsitzender)	**Dr. Ghizzoni**	**Groß**
Mag. Hemetsberger	**DDr. Kretschmer**	**Dr. Müller**
DDr. Prehofer	**Dr. Vivaldi**	**Zadrazil**

BANK AUSTRIA CREDITANSTALT AG
Jahresabschluss 2007

Bestätigungsvermerk des Jahresabschlusses 2007

Wir haben den Jahresabschluss der Bank Austria Creditanstalt AG für das Geschäftsjahr 2007 unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen unternehmensrechtlichen Vorschriften, den ergänzenden bankrechtlichen Bestimmungen sowie der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Bank Austria Creditanstalt AG. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht im Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehldarstellungen ist und eine Aussage getroffen werden kann, ob der Lagebericht mit dem Jahresabschluss im Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Bank Austria Creditanstalt AG sowie die Erwartungen über mögliche Fehler berücksichtigt.

Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss überwiegend auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil darstellt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den unternehmensrechtlichen Vorschriften, den ergänzenden bankrechtlichen Bestimmungen sowie der Satzung und vermittelt ein möglichst getreues Bild der Vermögens- und Finanzlage der Bank Austria Creditanstalt AG zum 31. Dezember 2007 sowie der Ertragslage der Bank Austria Creditanstalt AG für das Geschäftsjahr 2007 in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht im Einklang mit dem Jahresabschluss.

Wien, den 4. März 2008

Sparkassen-Prüfungsverband
Prüfungsstelle
(Bankprüfer)

Mag. Kandler
Wirtschaftsprüfer

Mag. Hief
Wirtschaftsprüfer

KPMG Austria GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Mag. Reiffenstuhl
Wirtschaftsprüfer

ppa. Mag. Gruber
Wirtschaftsprüfer

Translation of the facsimile on page 63

Financial Statements for 2007
Statement by Management

We state to the best of our knowledge that the financial statements prepared in accordance with the relevant financial reporting standards provide a true and fair view of the financial position and performance of the issuer, and that in the Management Report the business trends including business results and the position of the issuer have been presented in such a way as to provide a true and fair view of the financial position and performance of the issuer, and that it describes the material risks and uncertainties to which the issuer is exposed.

Vienna, 4 March 2008

The Management Board:

Erich Hampel
(Chairman)

Federico Ghizzoni	Thomas Gross	Wilhelm Hemetsberger	Werner Kretschmer
Ralph Müller	Regina Prehofer	Carlo Vivaldi	Robert Zadrazil

BANK AUSTRIA CREDITANSTALT AG
Jahresabschluss 2007

Erklärung der gesetzlichen Vertreter

Wir versichern nach bestem Wissen, dass der im Einklang mit den einschlägigen Rechnungslegungsstandards aufgestellte Jahresabschluss ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Emittenten vermittelt und im Lagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Emittenten so dargestellt sind, dass ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Emittenten entsteht, und dass er die wesentlichen Risiken und Ungewissheiten, denen der Emittent ausgesetzt ist, beschreibt.

Wien, den 4. März 2008

Der Vorstand:

Dr. Hampel (Vorsitzender)	Dr. Ghizzoni	Goß
Mag. Hemetsberger	DDr. Kretschmer	Dr. Müller
DDr. Prehofer	Dr. Vivaldi	Zadrazil

Investor Relations

Investor Relations of Bank Austria Creditanstalt AG	
Am Hof 2, 1010 Vienna, Austria	
Tel: (+ 43) (0)5 05 05-595 22	Fax: (+ 43) (0)5 05 05-500 32
e-mail: IR@unicreditgroup.at	Internet: http://ir.bankaustria.at
Günther Stromenger Tel: (+ 43) (0)5 05 05-872 30	
Christina Klein Tel: (+ 43) (0)5 05 05-595 22	

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's[1]	Aa2	Aa3	P-1
Standard & Poor's[2]	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar

8 May 2008	Results for the first three months of 2008
5 August 2008	Results for the first six months of 2008
12 November 2008	Results for the first nine months of 2008
All information is available electronically at http://ir.bankaustria.at	

Imprint

Publisher:
Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6–8
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.bankaustria.at
e-mail: info@unicreditgroup.at
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Graphics: Horvath, Leobendorf

Note and disclaimer

This edition of the Financial Statements and Management Report of Bank Austria Creditanstalt AG is prepared for the convenience of English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Bank Austria
UniCredit Group

[redacted]

Press Release

RECEIVED

2008 APR 28 A 8:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04.04.2008

BA-CA Wohnbaubank issues over 4 billion Euro in 2007
Position as Austria's leading issuer of housing loans maintained

....

BA-CA Wohnbaubank has closed the financial year 2007 with excellent results and increased its total volume of loans granted by around 300 million Euro to over 4 billion Euro. This is around one third of all housing loans in circulation in Austria. The demand for fixed interest housing loans particularly has risen strongly in recent times.

As in earlier years BA-CA Wohnbaubank was able in 2007 to use the proceeds for housing and redevelopment projects promptly, in line with home financing as defined by law. The investment volume redeemed to date amounts to around 6.25 billion Euro. With this, over 85,000 residential units could be co-financed or redeveloped across the whole of Austria. From the economy point of view BA-CA Wohnbaubank therefore made an important contribution to quality and yet affordable housing and at the same time gave valuable impetus to the domestic building industry. Due to constantly increasing housing demand and population growth - particularly in densely populated areas - there is an undiminished, great need for such favourable refinancing, especial with regard to social housing.

BA-CA Wohnbaubank was able to retain its position as Austria's leading issuer of housing loans. Its balance sheet total in 2007 amounted to around 4.2 billion Euro, operating results to almost 7.7 million Euro and net income for the year to more than 7.4 million Euro.

Enquiries: Bank Austria Pressestelle Österreich
Alexander Tröbinger, Tel. +43 (0)5 05 05 DW 52809;
E-Mail: alexander.troebinger@unicreditgroup.at

SEC
Mail Processing
Section

APR 29 2008

Washington, DC
100

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

02.04.2008

Demonstrating personal solidarity through banking transactions: Bank Austria's "BetriebsService" social fund pays out more than 1 million euros

- **Bank Austria's "Betriebservice" is represented in 4,100 companies across Austria**
- **5 euros per transaction go to the social fund, resulting in up to 80,000 euros in new funding every year**
- **Proactive expression of solidarity**

Disbursements by Bank Austria's "BetriebsService" Club welfare fund have passed the magic 1 million euros mark, as proudly announced today at a joint press conference by Erich Hampel, Bank Austria CEO and Wolfgang Katzian, Chairman of the Gewerkschaft der Privatangestellten, Austria's private sector, white-collar workers' union. This sum corresponds to around 830 individual awards to needy employees since the fund was established in 1995. "Every stakeholder wins with the BetriebsService support model - the Works Council members, the bank and our customers in the companies, who are able to proactively express their personal solidarity with every transaction," says Bank Austria CEO Erich Hampel. "BetriebsService's commitment impressively highlights the diversity of corporate stakeholder policy. There is significantly more to Works Council work than most people imagine. In this case it's a question of providing specific help for colleagues in difficult personal circumstances. It's a proactive expression of solidarity," explains the Chairman of the Gewerkschaft der Privatangestellten, Druck, Journalismus, Papier (GDA-DJP), Wolfgang Katzian, whose union represents private sector, white-collar workers and those employed in printing, journalism and the paper industry.

Creation dates back to cooperation between Vienna City Council and Z

BetriebsService came about more than three decades ago in a customer department of what was formerly Zentralsparkasse, starting with close cooperation with Vienna City Council, and gradually extending to private-sector businesses. Although it may have been payroll accounts that were primarily offered to firms in the beginning, the business took on a new aspect when the popular BetriebsratsKredit was introduced in 1978. Länderbank and Creditanstalt did similar business, but on a lesser scale. Bank Austria's BetriebsService Club assumed its current appearance in the mid-1990s. Since then the welfare fund has been its central component.

Bank Austria's BetriebsService is currently represented in around 4,100 companies throughout Austria and has approximately 9,500 contact persons at its disposal. Depending on the product group BetriebsService is of great importance to Bank Austria's retail business, with almost half the consumer credit volume and considerably more than one tenth of ErfolgsCard savings being generated via this sales channel.

Impressively simple idea - performance-orientated management

"The concept behind BetriebsService's welfare fund is impressively simple. Five euros go to the welfare fund for every transaction, whether it's a home loan and savings contract or a loan," explains Hampel. Every year the fund gains between 60,000 and 80,000 euros in fresh finance this way. Applications for welfare for colleagues needing assistance are submitted in writing by members of the BetriebsService Club, describing the misfortune that has befallen the people in question, and their financial circumstances. The decision is then taken by the BetriebsService Club manager or a committee, depending on the level of assistance required.

"I extend my thanks to our business customers, our contacts and BetriebsService employees. It is their faith and commitment that have made this wonderful aid project possible," says Bank Austria CEO Erich Hampel. Leaving aside the well-worn clichés, this fund typifies Austria's tried-and-tested tradition of social partnership.

"It is impossible to value the varied commitment by Works Council members highly enough, particularly at a time when pressure on employees is constantly increasing. Day after day there are many examples in the media, the discount business being one, of why the lack of representation of company interests is significant. One thing is clear to me – the stronger a Works Council is, the better it is for the employees. In this case this is also demonstrated by the provision of impressive material assistance," adds GPA-DJP Chairman Katzian.

Further information can be found at: http://betriebsservice.bankaustria.at

Enquiries: Bank Austria Pressestelle Österreich (Austrian Press Office)
Martin Halama, Tel. +43 (0) 50505 52371
E-mail: martin.halama@unicreditgroup.at

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Bank Austria
UniCredit Group

Drucken

Press Release

31.03.2008

Launch with staff and the Managing Board on Stephansplatz, Vienna, today at 4:00 pm
Bank Austria: rollout of new brand image

- **From today, "Bank Austria" is new brand name of Austria's largest bank**
- **"UniCredit Group" is new joint parent brand for the entire banking group**
- **New logo unifies strong national identity with international focus**

From today, Austria's largest bank has a new brand name of "Bank Austria" and bears the design of the new joint parent brand of UniCredit Group. The wave has been replaced, giving way to the white number one on a red sphere. The sphere symbolises the international presence of UniCredit Group, while the number one pointing towards the top-right stands for size, strength and dynamism.


Bank Austria

"In association with UniCredit Group today we play in the Champions League of the international banking arena, and are one of the leading participants. This is perfectly expressed by our new brand image. The UniCredit Group parent brand stands for internationality and our affiliation with one of the leading European banking groups, while our brand name of Bank Austria symbolises our strong national identity and is also an excellent name from a brand perspective for being the number 1 in Austria", explained Erich Hampel, CEO of Bank Austria.

Changes from today

"UniCredit Group" will become the new joint parent brand for the entire banking group. Its logo and design will be transposed over the brands in the individual countries and business fields of the Group. This sends a clear signal both internally and externally that all units of the Group belong to a strong, European banking group.

"Bank Austria Creditanstalt" is to become "Bank Austria". This move was preceded by an analysis: five and a half years after the merger between Bank Austria and Creditanstalt to form "Bank Austria Creditanstalt", only a very few of the Austrians surveyed mentioned the name "Creditanstalt". With a customer share of 18 percent in the retail banking business only one percent of Austrians named "Creditanstalt" as their bank.

Bank Austria CEO Hampel: "The new brand name is easier to remember and will greatly simplify communication for us. The name Bank Austria is apt as a brand for the largest bank in Austria." Market research also confirms that the new brand image as "Bank Austria" with the new design will be broadly welcomed by customers and lead to an unmistakable positioning on the market.

- **Staff and Board members to form new Bank Austria logo on Stephansplatz**
  The launch of the new brand image of Bank Austria will take place today at 4:00 pm with a huge logo shaped by the staff and Board members of the Bank at Stephansplatz in Vienna. The staff and the Board members will together reproduce the new Bank Austria logo in the shape of a massive red disc. At 12.30 pm the CEO of Bank Austria, Erich Hampel, will unveil the new design at the branch on Stephansplatz.

  In addition to this, the new brand is also visible from today on important buildings in Vienna as well as at 30 highly frequented branches in the capital and throughout the country. The rest of the branches will gradually follow suit over the coming months. On the facades of all the buildings the new logo will demonstrate the unity with UniCredit Group in the shape of an illuminated, rotating disc. Window displays, doors to branches, display screens on ATMs, the Internet website, name badges and business cards of staff along with the main product folders will all bear the new corporate design.

  The new Internet-Homepage is named www.bankaustria.at

  The affiliation with UniCredit Group is also expressed in the new email addresses. The email addresses of Bank Austria staff will therefore be structured as follows from now on: firstname.surname@unicreditgroup.at.

  Enquiries: Bank Austria Press Office Austria
  Martin Halama, Tel. +43 (0)5 05 05 Ext. 52371;
  E-Mail: martin.halama@unicreditgroup.at

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

28.03.2008

BA-CA Purchasing Managers' Index in March: Financial market turmoil yet to really impact on Austrian industry

- **BA-CA PMI moves up again in March**
- **Growth in orders ensures expanding production**
- **Employment growth continues unabated**
- **Industrial activity to remain robust until mid-year**

The BA-CA Purchasing Managers' Index (PMI) rose in March from 52.4 to 53.4. After the indicator hit a 2½-year low in the previous month, Austrian industry is now again setting a somewhat brisker pace. Although the index value for 2008 Q1 is below the mean level for 2007, it clearly exceeds the long-term average. "Despite the turmoil on the financial markets and the adverse overall conditions on the international scene, Austrian industry is proving to be in rude health, revealed Stefan Bruckbauer, deputy chief economist at Bank Austria Creditanstalt (BA-CA), who went on to say that: "There is no reason to be pessimistic, at least for the first six months of 2008."

Austrian industrial output was able to record robust growth again in March, with the launch of new, additional manufacturing capacities. The output index climbed to 55.2, the highest level in the current year and significantly higher than the 2007 annual average. This increase was enabled by the continued rise in demand for Austrian industrial products. The growth in orders was actually rather modest and also far lower than in the previous year, even though a good number of orders were brought forward to March in anticipation of future price hikes.

After the decline in the previous month the volume of incoming orders from abroad recovered. However, companies recorded just minor growth in relation to these orders too, which are extremely important for economic activity in Austria. In spite of negative international factors, such as the strong euro exchange rate, export demand has risen slightly. "Austrian industry is reacting very flexibly to the poorer overall conditions and is focusing its activities strongly on buyers in more dynamic economic areas outside of the dollar zone", said BA-CA economist Walter Pudschedl. As is evident from the latest foreign trade figures, the US dollar zone is losing its significance for the Austrian export industry, while trade with Central and Eastern European countries among others is booming.

Conditions for Austrian industry have also become more difficult in light of the way prices are developing on raw material markets. The record rise in the price of oil in March was felt by companies in the form of higher energy and primary material prices. And the increase in price of metals pushed the growth in average purchase prices to its highest level for more than one year. As a result, Austrian industry pushed its sales prices up even more. The increase in sales prices not only exceeded the figure from the previous month but was also the second strongest rise for the last year. Under the current conditions on the market it will become more difficult to fully pass on to customers the additional cost burden caused by the higher purchase prices. "Austrian industry is currently exposed to particularly intense pressure to rationalise operations and will have to undertake major efforts to boost productivity in order to safeguard competitiveness", noted Pudschedl.

In addition to the higher output and the development of new orders, the continued rise in employment, which even picked up pace in March, is an amazing sign of life from industry. While Austrian economic activity has been running along somewhat more sedately than in the previous year, its endurance is nonetheless impressive. However, the turmoil on the financial markets, which is causing the US economy to slide into a recession, will still hinder the pace of the European and thus the Austrian economy as the year progresses. Nevertheless, the latest data shows that the impacts on the Austrian real economy are likely to be less marked than originally feared. "As a result we continue to assume that Austria will record economic growth in 2008 of 1.9 percent. There is absolutely no need to fear a recession in Austria", said Bruckbauer. At the same time, the BA-CA economists believe that the chances of quickly traversing the rocky economic waters expected ahead are slim. The general international conditions will ensure that any recovery will not be seen until well into the following year. As a result, growth in 2008 could be a positive surprise, while that for 2009 may disappoint.

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Charts

Enquiries: Bank Austria Creditanstalt Economics & Market Analysis
Walter Pudschedl, Tel. +43 (0)50505 Ext. 41957
E-Mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

14.03.2008

BA-CA Business Indicator: Slowing growth, heightened risks, no recession

- **BA-CA business indicator reverses slide in February**
- **Growing external risks dampen economic outlook**
- **Inflation subdues consumption hopes**

Rising from 2.8 to 2.9 in February, the business indicator of Bank Austria Creditanstalt (BA-CA) reversed its slide of recent months. There were two opposing trends lurking behind this modest upwards movement. On the one hand, the mood in domestic industry has darkened again and industrial sentiment at European level remains stubbornly at a two-year low. On the other hand, Austrian consumers are viewing their economic futures with somewhat more optimism now, thanks to the base figures of recent months being corrected significantly downwards.

"The gloomier industrial sentiment does not come as a surprise, since the general conditions for the Austrian economy have deteriorated again in recent weeks", explained BA-CA deputy chief economist Stefan Bruckbauer. The negative international trends will weigh down on the Austrian economy throughout the year. Within twelve months the EUR exchange rate has gained around 20 percent against the US dollar. This is putting the export industry under increasing pressure. Moreover, the persistently high prices of raw materials are turning the screw, particularly the price of oil, which at more than USD 100 per barrel now costs twice as much as one year ago. Economic expectations are also being dragged down by the weak economic outlooks for key partner countries of the Austrian economy, such as Germany and Italy, while the signs of a recession in the USA have finally grown, especially since the crisis on the financial markets seems to have the potential to cause further negative surprises.

All hopes on consumption

The progress of economic activity in Austria will largely be determined by just how sustainable the current recovery in consumer sentiment proves to be and how strongly the somewhat brighter mood will be reflected in spending behaviour going forward, believe the BA-CA economists. "In light of the negative signals stemming from the international economy it is particularly important for private consumption to bolster economic activity in the current year, in order to limit the slowdown that is rooted in external factors", said BA-CA economist Walter Pudschedl. Following the weak gain of only 1.4 percent last year, the improving conditions on the labour market – where employment is up and the jobless rate remained below the previous year's levels in the early months of 2008 – advocate a recovery in private consumption this year. This coincides with brighter sentiment in the retail sector, where both assessments of the current state of business and expectations going forward improved in February.

Inflation slowing growth

However, as a sign of a pending revival in private consumption, the current increase in consumer sentiment should be treated with caution. The euphoric mood of consumers throughout the whole of last year did not ultimately lead to quicker consumption growth. What is more, the high inflation of recent months will put the brakes on an acceleration of consumption growth. "Sitting at above 3 percent, inflation currently exceeds the recent increases in wages and pensions, thus leading to a loss of purchasing power", revealed Pudschedl. Inflationary pressure is being strengthened further by developments on the raw material markets as well as possible knock-on effects from the higher energy prices. Since price growth is thus likely to remain high over the coming months, easing only in the second half of the year, the economists at BA-CA have raised their annual average inflation forecast for 2008 from 2.5 to 2.7 percent.

The high inflation could prove to be an increasing drag on growth in the current year, since private consumption will take time to get up to speed and will therefore only stimulate economic activity late on in the year and to a moderate extent. By turning upwards slightly the current BA-CA business indicator demonstrates that the Austrian economy remains on its growth path, in spite of the difficult conditions overall. "Notwithstanding the far higher risks to economic activity we uphold our growth forecast for 2008 at 1.9 percent", said Bruckbauer, going on to say that: "At present we see no recession looming on the horizon for Europe and Austria."

charts

Enquiries: Bank Austria Creditanstalt Economics Department and Market Analysis
Walter Pudschedl, Tel. +43 (0) 50505 - 41957
e-mail: walter.pudschedl@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

13.03.2008

Results for the 2007 financial year[1]: Bank Austria Creditanstalt doubles profit to EUR 2.3 billion

- **BA-CA performs strongly in a difficult year: profit before tax up by 96.4 per cent to EUR 2.7 billion**
- **Operating profit reaches new record level of EUR 3.1 billion**
- **Return on equity after tax improved to 17 per cent**
- **Economic Value Added (EVA) up by EUR 905 million to EUR 1.3 billion, with contributions coming from all regions and business segments**
- **CEE business segment accounts for 49 per cent of overall profit before tax**
- **Austrian customer business achieves strong increase of close to 80 per cent (+ EUR 354 million) in profit before tax**
- **Cost/income ratio further improved to 52.2 per cent**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, one of the leading European banking groups, again performed strongly in the difficult market environment prevailing in 2007. Profit before tax was EUR 2.7 billion; while this is lower than the previous year's level of EUR 3.3 billion, it should be noted that a direct comparison with the reported figure for 2006 is not meaningful; the previous year's figure should be adjusted for special effects totalling a net EUR 1.9 billion resulting from the sale of the Polish bank Bank BPH and the Croatian bank Splitska banka. Adjusted for these special effects, results from current business improved by 96.4 per cent.

BA-CA's CEO Erich Hampel: "We have achieved excellent results. In view of the difficult conditions in financial and credit markets, this achievement is not a matter of course and we are therefore proud of it. I am particularly pleased that the improvement in results comes from the CEE Division and from Austrian customer business alike. This shows that we have a well-balanced business model with sustained profitability, which enables us to perform well in a difficult market environment. We benefit from cooperation within UniCredit Group. I am confident that on this sound basis, we can continue to pursue growth in 2008 and further improve our performance."

Changes in the group of consolidated companies, and one-off effects
2007 was the first full year of Bank Austria Creditanstalt in its function as sub-holding company for CEE operations. The group of consolidated companies widened significantly. To make a comparison with 2006 more meaningful, consolidation effects resulting from the disposal of banks in 2006 and from additions to the group of consolidated companies in 2007 are to be taken into account. These include:

- – EUR 2.2 billion: capital gains in 2006 (sale of Bank BPH S.A. and HVB Splitska banka d.d.)
- – EUR 358 million: missing profit contribution 2006 from banks which were sold
- + EUR 713 million: profit contribution 2006 from new CEE banks

If the consolidation effects in the CEE Division are taken into account, profit before tax for 2006 declines from EUR 3.3 billion to EUR 1.4 billion (pro forma in the new perimeter). On the basis of adjusted pro-forma figures, profit before tax improved by 96.4 per cent to EUR 2.7 billion compared with the previous year.

Dividend: EUR 4 per share
The Management Board of BA-CA will propose to the Annual General Meeting that a dividend of EUR 4 (2006: EUR 4) per share be paid on the shares entitled to a dividend.

Items in the income statement
BA-CA's net interest income rose by 15.6 per cent to EUR 3.9 billion (2006: EUR 3.4 billion). Net fees and commissions increased by 17.4 per cent to EUR 2.1 billion (2006: EUR 1.8 billion). Net trading, hedging and fair value income, which for the first six months exceeded

the multi-year average, turned into a net loss in the second half of 2007; overall, at EUR 141 million, it was positive but considerably lower in 2007 than the exceptionally good performance in the previous year (2006: EUR 480 million). Operating income increased by 10.1 per cent to EUR 6.4 billion (2006: EUR 5.8 billion).

Operating expenses totalled EUR 3.3 billion, down by 1.5 per cent from the previous year (2006: EUR 3.4 billion). If the special effect resulting from a partial release of the pension provision (ASVG equivalent) is taken into account, by which payroll costs in the Corporate Center declined, the adjusted figure for operating expenses rose slightly, by EUR 113 million or 3.3 per cent, compared with the previous year.

Operating profit reached EUR 3.1 billion, exceeding the EUR 3 billion mark for the first time. On an adjusted basis, it rose by 26.4 per cent over the previous year (2006: EUR 2.4 billion).

Net writedowns of loans and provisions for guarantees and commitments were EUR 483 million (2006: EUR 715 million), down by 32.4 per cent from the previous year. The decline of EUR 232 million mainly reflects the base effect in the second half of 2006, when – as part of a methodological refinement and higher credit risk standards for low-volume loans to retail customers and to a smaller extent in the SME segment – a one-off allocation of EUR 278 million was made to provisions. Adjusted for this effect, the provisioning charge increased by only EUR 46 million (10.5 per cent), reflecting business expansion.

Restructuring costs in 2007 were EUR 33 million, 87.2 per cent lower than in 2006 (EUR 257 million). The integration in UniCredit Group's structure is more or less complete.

Net income from investments amounted to EUR 268 million, a significant increase over the previous year (2006: EUR 93 million). The rise was mainly due to the share of EUR 223 million in current profits of UniCredit Group's Polish banking subsidiaries, to which BA-CA is entitled under the terms and conditions of the sale of Bank BPH[2] and which is included in net income from investments for the first time.

BA-CA's profit before tax was EUR 2.7 billion, exceeding the previous year's figure by 96.4 per cent (2006: EUR 1.4 billion).

Consolidated profit (after tax and minority interests) was EUR 2.3 billion – more than double the adjusted pro-forma figure for 2006 (EUR 1.1 billion).

On the basis of the above mentioned results the following key financial data have been calculated:

- Earnings per share were EUR 11.71 after EUR 20.56 (as published) in 2006. After deduction of all one-off effects, but still based on the old consolidation perimeter and the old number of shares, adjusted earnings per share for 2006 were EUR 7.61.
- Return on equity (ROE) after tax increased significantly, to 17 per cent (adjusted figure for 2006: 15.8 per cent).
- The cost/income ratio improved significantly, to 52.2 per cent (adjusted figure for 2006: 58.3 per cent).
- The risk/earnings ratio (provisioning charge / net interest income) improved to 12.3 per cent (adjusted figure for 2006: 14.9 per cent).
- Economic Value Added (EVA) rose by EUR 905 million to EUR 1.3 billion. Of the total increase, EUR 291 million came from the Austrian business segments (including MIB, without the Corporate Center) and EUR 334 million from the CEE business segment.

Results of the Divisions
BA-CA reports its results in five Divisions: Retail, Private Banking & Asset Management, Corporates, Markets & Investment Banking, and Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

Efforts made in the **Retail** Division in the past years to serve the market with a customer-focused approach while improving profitability proved successful in 2007. The Retail Division achieved the turnaround in 2007 and has returned to sustained profitability. The favourable development in the business segment was supported by three factors: the switch from a traditionally product-oriented approach to customer-focused segmentation; further differentiation of customer service models geared to providing customers with advisory services responding to different stages in their lives; and the transfer of back-office and settlement activities to a subsidiary.

In 2007, the Retail Division generated an operating profit of EUR 330 million (2006: EUR 305 million). Its pre-tax results improved significantly, from a loss before tax of EUR 119.2 million in 2006 to a profit before tax of EUR 135.2 million in 2007. The favourable performance trend is reflected in ROE before tax, which swung from -10.1 per cent to 13.3 per cent. The cost/income ratio declined from 76.2 per cent to 73.9 per cent.

The profit contribution from the Affluent Customers sub-segment rose strongly in the previous year, reflecting very favourable trends in investment business. Revenues generated in business with Mass Market customers remained at a stable level. A gratifying feature is the turnaround in results from the Small Businesses sub-segment (businesses with an annual turnover of less than
EUR 3 million): with its "one-stop shop" approach, BA-CA has a strong competitive advantage in this area. The bank plans to open about 15 new branches for retail customers in Austria in the next three years.

The **Private Banking & Asset Management** Division took further integration steps in 2007 to align its set-up to UniCredit's structure with a view to concentrating services provided to high net worth individuals and conducting Austrian fund business with the support of Pioneer, one of the world's leading fund managers. The transfer of private customers in the top segment from BA-CA to BANK*PRIVAT* was completed, creating the basis for providing integrated services to high net worth individuals. Pioneer Investments Austria held its ground in a difficult market environment; the company offers structured investment products providing investment opportunities while limiting risk.

Operating profit of the Private Banking & Asset Management Division in 2007 reached EUR 98 million (2006: EUR 66 million). Profit before tax rose to EUR 99 million (2006: EUR 63 million). ROE before tax increased from 36.5 per cent to 48.9 per cent, the cost/income ratio improved from 61.6 per cent to 51.5 per cent compared with the previous year.

The **Corporates** Division generated an operating profit of EUR 652 million in 2007, which was 5 per cent higher than in the previous year (2006: EUR 623 million). Profit before tax increased by 12 per cent to EUR 570 million (2006: EUR 507 million). ROE before tax rose to 25.2 per cent (2006: 20.5 per cent) and the cost/income ratio improved to 35.1 per cent (2006: 41.2 per cent).

A comparison of the items in the 2007 income statement of the Corporates business segment with 2006 figures is meaningful only to a limited extent because BA-CA Leasing was transferred to UniCredit Global Leasing and was no longer included in the group of consolidated companies as from the second half of 2007. This restructuring led to a decline in net interest income and net non-interest income. If the figures are adjusted for this effect, operating income rose by 5 per cent (reported figure: - 5 per cent).

The Corporates Division attracted more than 700 new customers in 2007. The Division aims to further increase the number of new customers significantly in the next few years, especially among Austrian medium-sized companies. The target number to be reached by 2010 is a total of 30,000 customers served by the Corporates Division - 3,000 more than the current number of 27,000 customers. In this context, BA-CA will benefit from the trend towards internationalisation among medium-sized companies by increasingly offering such companies in Austria the network advantages within UniCredit Group. Today, BA-CA is already the number 1 banking partner for companies in Austria: 82 per cent of large corporates, 62 per cent of medium-sized companies and 45 per cent of small businesses are customers of BA-CA.

Operating profit generated by the **Markets & Investment Banking** (MIB) Division in 2007 was EUR 238 million, slightly exceeding the strong performance of the previous year (2006: EUR 235 million), despite global market turbulence and a very difficult market environment. Profit before tax improved by 15 per cent to EUR 237 million (2006: EUR 207 million). ROE before tax was 12.1 per cent (2006: 66.4 per cent). The cost/income ratio was 49.5 per cent (2006: 41.6 per cent).

Overall, the financial market crisis in 2007 had an impact on net trading, hedging and fair value income, which was partly offset by favourable developments in other business lines such as FICC (Fixed Income, Commodities and Currencies). Net fees and commissions and net interest income rose strongly, especially in the second half of the year, thus more than offsetting the impact on net trading, hedging and fair value income.

MIB's good overall performance is mainly due to the diversification of trading activities (by market segment and region) and to the large proportion of customer-driven business. It also reflects the growing importance of advisory services, which have been intensified over the past years.

BA-CA's **CEE** Division doubled its profit before tax compared with the previous year, to EUR 1.3 billion (2006: EUR 655 million), contributing almost one half (49 per cent) to overall profit before tax of Bank Austria Creditanstalt. Return on equity before tax reached 18.9 per cent (2006: 18 per cent). Further improvements were achieved in the cost/income ratio to 51.4 per cent (2006: 53.2 per cent) and in the risk/earnings ratio, which declined from 13.4 per cent in the previous year to 9.8 per cent in 2007.

BA-CA acts as UniCredit Group's hub for its banking network in Central and Eastern Europe. As sub-holding company for CEE operations and based in Vienna, BA-CA manages by far the largest banking network in the region, with more than 43,600 employees serving 21 million customers in over 2,400 branches (including Ukrsotsbank).

In 2007, BA-CA continued to grow strongly and made two strategic acquisitions of renowned banks. With the acquisition of ATF Bank in Kazakhstan, the third-largest bank in the country, BA-CA has become the first Austrian bank to enter the Central Asian market. In Ukraine, it acquired Ukrsotsbank, the sixth-largest bank in the country; after the closing in January 2008, Ukrsotsbank is now a member of one of the world's largest banking groups. Ukrsotsbank will be included in the group of consolidated companies in 2008.

Apart from these major acquisitions, BA-CA has also expanded its branch network in CEE countries through organic growth andplans to open 950 additional branches in the next two years. The bank will thereby further expand its leading position in CEE. Another focus in 2007 was on integrating the CEE banking subsidiaries. Mergers of banking subsidiaries took place in Bulgaria, the Czech Republic, Romania and Slovakia in the past year. Moreover, the implementation of a distinct branding strategy has made the banks in the CEE network clearly recognisable as members of UniCredit Group. The last merger in Bosnia and Herzegovina was finalised in February 2008. This means that CEE network consolidation is now complete.

BA-CA's CEO Erich Hampel: "The past year was another milestone in our success story in CEE. With two large acquisitions, four mergers and strong organic growth in booming markets such as Russia and Turkey, we have further expanded our leading position in the region. This benefits our customers: wherever they want to expand their business in CEE, we are already there – offering the standards of quality of one of the largest European banking groups."

The **Corporate Center** of BA-CA recorded a profit before tax of EUR 362 million compared with EUR 2 billion in 2006; the previous year's figure included the above-mentioned one-off capital gains on the sale of banks.

Balance sheet

As at 31 December 2007, BA-CA's total assets were EUR 209.2 billion, up by EUR 54.9 billion or 35.6 per cent on the year-end 2006 figure (31 December 2006: EUR 154.3 billion). This strong increase is due to first-time consolidation of the new banks in CEE and to growth of the bank's business volume.

On the assets side of the balance sheet, financial assets held for trading rose by 14.5 per cent to EUR 19.1 billion (2006: EUR 16.7 billion). Loans and receivables with banks totalled EUR 38 billion, an increase of 17 per cent over the year-end 2006 figure (EUR 32.5 billion). Loans and receivables with customers grew at a disproportionately high rate of 44 per cent, to a total of EUR 115.3 billion (2006: EUR 80.1 billion), as a result of the large volume and strong expansion of customer business in CEE countries.

On the liabilities side, deposits from banks increased by 8.6 per cent to EUR 52.4 billion (2006: EUR 48.3 billion). Deposits from customers rose by 69.6 per cent to EUR 93.2 billion (2006: EUR 55 billion). Debt securities in issue grew by 4.5 per cent to EUR 26.5 billion (2006: EUR 25.3 billion). Primary funds (deposits from customers and debt securities in issue) rose by 49 per cent to EUR 119.7 billion, growing more strongly than loans and receivables with customers – this means that lending business with customers can be fully financed with primary funds.

Equity (including minority interests) increased by 51.2 per cent to EUR 15.3 billion (2006: EUR 10.1 billion). On this basis, BA-CA is the bank with by far the largest capital resources in Austria.

As at 31 December 2007, the BA-CA Group had 54,387 employees (FTE), 33,300 more than in the previous year (31 December 2006: 21,087 employees). Of this total, 10,739 FTEs are employed in Austria and 43,648 in the CEE countries.

Outlook for 2008

After successful expansion in the CEE region and the turnaround in Austrian retail banking, BA-CA is pursuing organic growth in the current year. This development continues to be driven by the CEE region, where the focus will be on the ambitious branch network expansion programme and full integration of the recently acquired banking subsidiaries in Central and Eastern Europe.

BA-CA's CEO Erich Hampel: "Based on the position created in 2007, we aim to further enhance our performance in Central and Eastern Europe and in Austrian business. In 2008 we want to achieve a double-digit percentage increase in profits."

In the current financial year, the group of consolidated companies of BA-CA will further increase through the integration of Ukrsotsbank in Ukraine.

[1] Unless otherwise stated, all comparative figures in the income statement for the previous year are pro-forma figures. This provides more meaningful information because the group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make BA-CA's results for 2007 comparable with those for 2006, the 2006 figures have been adjusted on a pro-forma basis reflecting the new structure of BA-CA.

[2] When BA-CA's Polish banking subsidiary Bank BPH was sold to UniCredit in November 2006, it was agreed that BA-CA would receive a share of Bank BPH's current profits for three years.

Enquiries: Bank Austria Creditanstalt Communications Austria
Martin Halama, tel. +43 (0)50505 52371, e-mail: Martin.Halama@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

04.03.2008

BA-CA to sell profit participation rights in Immobilien-Holding

- **Highest-bidder procedure open to national and international investors alike**
- **Deloitte engaged with handling sales process**

Bank Austria Creditanstalt (BA-CA) has reached a decision in principle to sell its profit participation rights in the Austrian firm Immobilien Holding GmbH. The profit participation rights of BA-CA and the interests in Immobilien Holding of the Immobilien Private Foundation are to be sold in a coordinated process.

By means of its profit participation rights in Immobilien Holding, BA-CA shares in the revenue of the real estate portfolio of the Immobilien Private Foundation. Corporate strategy considerations have prompted the sale of the profit participation rights, as BA-CA wants to focus more on its core business going forward. The anticipated proceeds will strengthen equity capital and thus contribute towards the financing of continued growth in the banking business.

Immobilien Holding is wholly-owned by the Immobilien Private Foundation. The appealing portfolio with 84 existing properties and 19 development projects as well as the encouraging development of business at Immobilien Holding has recently enabled BA-CA to enjoy an attractive return from the profit participation rights. This is why BA-CA also expects to generate significant revenue from the sale of the rights. The rights shall be sold in a highest-bidder procedure, open to both national and international parties. The whole process will be structured and accompanied by the international advisory firm Deloitte Corporate Finance. Legal advice and legal matters will be handled by Grohs Hofer Rechtsanwälte GmbH.

Under this highest-bidder procedure, potential investors from Austria and around the world are invited to make a non-binding offer by the beginning of April if they are interested, based on which a shortlist of potential parties will be drawn up. This group of selected bidders will receive an opportunity to conduct a technical and legal due diligence before submitting their binding offers. A decision on the winning bid should be made by the end of June.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Martin Halama, Tel. +43 (0)5 05 05 Ext. 52371;
E-Mail: martin.halama@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

27.02.2008

Image study: Companies want internationality and consulting expertise from a bank
BA-CA: 20 per cent more customers in the SME segment by 2010

....

- **Representative survey: Austrian companies asked about what they expect in a bank**
- **Medium-sized and large enterprises want consulting expertise and support in CEE**
- **BA-CA respected for its know-how and extensive network of subsidiary banks**

"The Austrian business community strongly associates us with internationality and size and sees us as a financial institution that can support companies expanding into Central, Eastern and South Eastern Europe with competent consulting services and highly specialised products. This makes us extremely happy because it underscores the success of our efforts to build up our network in the CEE region over the last several years as well as our leading position within UniCredit Group," says Regina Prehofer, the member of the Managing Board responsible for corporate banking at Bank Austria-Creditanstalt (BA-CA), summarising the results of the 2008 image study.

On the behalf of BA-CA, the market research institute Sensor asked businesses about their expectations in a bank in a representative survey. While high profitability (87 per cent), professional competence (82 per cent) and friendly customer service (80 per cent) are seen as basic requirements by all of the companies surveyed, large enterprises consider size (82 per cent), support for CEE activities and the provision of alternative forms of financing (both 55 per cent) to be extremely important. In addition, banks can score extra points with large enterprises with rating advice and government-assisted financing for investments and with medium-sized enterprises with advice about CEE activities and global support for international activities as well as with products such as alternative forms of financing and products for hedging against interest rate and currency risks (each of these factors was mentioned by over 25 per cent of respondents). Small enterprises primarily expect sound advice and strong regional ties from a bank.

"If you look at the results for customers and non-customers separately, you can see that 82 per cent of BA-CA customers gave the bank a positive rating. The reasons given for this rating were competence, size, friendly customer service and internationality. Non-customers also attribute size and internationality to BA-CA, however one-fifth see the bank as having a slow decision making process," says Martin Mayr of BA-CA's Market Research division.

Altogether there are some 23,300 corporate clients in Austria: This number reflects conventional businesses with turnover starting at EUR 3 million and does not include multinational corporations, provincial governments, municipalities, commercial real estate clients or financial institutions. BA-CA services roughly 15,500 of these corporate clients ranging from small enterprises (annual turnover of EUR 3–15 million) to medium-sized enterprises (annual turnover of EUR 15–250 million) all the way to large enterprises (annual turnover starting at EUR 250 million). BA-CA is setting the bar high for the next few years, particularly in the SME segment. The bank aims to expand its client base by 3,000 companies by 2010, thus increasing it by 20 per cent within three years. BA-CA already acquired over 700 new corporate clients in 2007.

"We want to make our know-how, products and international networking possibilities available to the local business community even more quickly and want to help increase the overall level of internationality of Austria's businesses," concludes Prehofer.

Enquiries:
Bank Austria Creditanstalt Press Office Austria
Martin Halama, Tel. +43 (0)5 05 05 ext. 52371
E-mail: martin.halama@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Bank Austria
UniCredit Group

Drucken

Press Release

31.01.2008

Bank Austria Creditanstalt launches sale of real estate

- **Properties in Vienna's Vordere Zollamtsstrasse and Am Hof will be sold**
- **Two-stage bidding process planned to lead up to sale by the end of May**

Bank Austria Creditanstalt (BA-CA) is starting the sale process for two properties owned by the bank in Vienna, at Am Hof 2 and Vordere Zollamtsstrasse 13. As part of a two-stage bidding process the properties, which are offered as a package, will be sold to the best bidder by the end of May 2008.

"The two properties have been selected for sale as part of our office space optimisation plan. We have chosen a transparent bidding process which is open to national and international investors. As the properties are very attractive, we expect strong interest from prospective buyers", says Robert Zadrazil, the BA-CA Management Board member responsible for the sale.

The bank intends and prefers to sell the two properties as a package; however, bids for a single property are also possible. As a first step, the bank will select a number of interested parties from among national and international potential investors and invite them to participate in the bidding procedure. Phase 1 will end with the submission of non-binding bids by mid-March, which will be the basis for a shortlist of interested parties. This selected number of bidders will have the opportunity for due diligence activities in respect of technical and legal details. This will be followed by the submission of a binding offer. The final decision on the sale will be made by the end of May.

Project management is performed by DOMUS Real Estate Management GmbH, a wholly-owned BA-CA subsidiary which acts as BA-CA's trustee for the sale process. The contact for interested parties in Austria is ÖRAG Immobilien Vermittlungsgesellschaft mbH, and for international interested parties HVB (Bayerische Hypo- und Vereinsbank AG). Grohs Hofer Rechtsanwälte GmbH provide legal advice and handle the sale process.

Enquiries: Bank Austria Creditanstalt Communications Austria
Martin Halama, tel. +43 (0)5 05 05 52371;
e-mail: martin.halama@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

28.01.2008

UniCredit introduces SEPA throughout Europe

Within the scope of the SEPA launch, from today [Monday, January 28, 2008] UniCredit Group will be making a common euro payments platform available to its 240,000+ corporate customers in Europe. This will make cross-border transfers within Europe just as convenient, secure and favourably priced as domestic payments. SEPA simplifies the centralisation of national accounts by consolidating them into a central account. At the same time, the costs associated with a widespread network of accounts will be significantly reduced. Cash flow and liquidity planning activities will likewise see a substantial improvement.

"Cash management and payment transactions are one of the focal points of corporate banking in UniCredit Group. Our aim is to provide our corporate clients with the best possible service. Thanks to our European orientation, we have already been well acquainted with the relevant market expertise and technologies for quite some time, enabling us to handle European payment transactions in a professional manner", says Marco Bolgiani, Head of GTB Global Transaction banking in UniCredit Corporate Banking. "We also anticipate growth in national and international payment transactions in future. Our strong position in Italy, Germany and Austria as well as in central and eastern Europe gives us an ideal platform in this regard. In total, last year UniCredit Group processed and settled more than 3.5 billion transactions for its customers in Europe."

UniCredit Group's corporate banking advisers are currently supporting clients in the transition to SEPA, the aim being to jointly exploit growth opportunities in Europe. UniCredit has a network of more than 9,000 branches in 23 european countries, and ranking in paramount position in central an eastern Europe. The SEPA region extends to include 31 countries; UniCredit is represented in 18 of these, with 38 banks established on site. In these SEPA countries, CreditTransfer system is being introduced today, which basically corresponds to a remittance by transfer. In parallel, work is currently under way on the introduction of Direct Debits. In Germany, SEPA direct debit system will be introduced in January 2009. Since the European Union is still in the process of supplementing the body of rules and regulations on Direct Debits, a launch throughout Europe is anticipated starting in November 2009.

Outside the SEPA region, UniCredit Group is represented in ten further countries in central and eastern Europe, where UCG provides its corpororate clients with the benefits of efficient payment transaction services. With its network product known as Flash Payment, for instance, UniCredit already guarantees overnight payments today to 32 banks of the UniCredit Group in 21 countries - also in local currency. Of these countries, eight area located outside the SEPA area. "Flash Payment makes us the clear market leader in Europe, since the one-day waiting period in the SEPA region is only scheduled for the year 2012. Until then, banks in the SEPA countries will need to process payments within three working days", says Ernst Ohmayer, Head of Cash Management and e-Banking in UniCredit.
UniCredit offers its corporate customers a further advantage with its EuropeanGate system. This solution enables every enterprise engaged in cross-border operations to administer all accounts via a single, central entry point. The centralised EuropeanGate service is accessible from any given location and assists corporate clients in handling their whole volume of payment transactions for Europe via a single unit - a service that is convenient, transparent and secure, with the capacity to source account information on all accounts on a centralised basis. Using EuropeanGate, UniCredit corporate customers can already process cross-border debit notes today, for instance, a facility that will be possible via SEPA only towards the end of 2009.

Enquiries: Bank Austria Creditanstalt Communications Austria
Alexander Tröbinger, tel. +43 (0)5 05 05 52809;
e-mail: alexander.troebinger@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

27.02.2008

UniCredit aligns its investment banking business in Russia

- **Powerful operations out of UniCredit Aton and UniCredit Bank**
- **Extraordinary proposition of domestic presence and international operations**

UniCredit Group, one of Europe's leading financial service providers, has combined its Russian financial markets activities under one management with the aim of providing ideal services to its clients. "UniCredit Group considers Russia one of its major growth markets. By establishing the UniCredit brand name for banking services including investment banking it becomes evident how strong UniCredit Group is in Russia already today", said Willi Hemetsberger, Head of Global Markets for UniCredit Markets & Investment Banking.
The UniCredit Markets & Investment Banking division is the competence centre within the Group for capital markets, investment banking and other financial services around the world. As one of the leading European players in the field of financial services including investment banking, it maintains hubs in London, Vienna, Munich and Milan and a widespread network across Emerging Europe. Out of the approximately 3,400 people within in the division, around 350 are based in Russia, namely in UniCredit Bank (formerly International Moscow Bank) as well as in UniCredit Aton and UniCredit Aton International Limited (formerly Aton Broker and Aton International Limited).

Comprehensive investment banking services
"We offer fully fledged financial markets services for local clients as well as for investors into the Russian market. Leveraging on our outstanding position in Russian corporate banking, our highly skilled teams are prepared to establish a new and powerful financial franchise", commented Martin Rauchenwald, Head of UniCredit Markets & Investment Banking Russia. Mr. Rauchenwald runs the business together with two experienced bankers: Alexander Kandel, who runs the investment banking business and Andrey Yumatov, who is in charge of the debt & FICC business.

Successful transactions
Within the past few months, UniCredit Group was in the lead for various landmark transactions. Amongst them was such as the first ever Russian securitization of collateralized debt obligations (Cash Flow CDO), the successfully placed USD 160m "Moscow Region PULSE", for which UniCredit Aton International Limited has been sole arranger. In January, Kinross Gold Corp sold Omolon Gold Mining Company, which owns the Kubaka gold deposit, to Polymetal with UniCredit Aton as advisor. UniCredit Aton also advised the majority shareholders of The United Bakers Group (Russia) on the sale of approx. 100% of the group to Kellogg. UniCredit's high quality custody activities were recently acknowledged by Global Custodian's survey of Agent Banks in Emerging Markets as Top Rated for servicing both Domestic and Cross-Border Clients in Russia.

Further development in the region
Out of Russia, the Markets & Investment Banking Division will further develop its business in the CIS countries. Supported by its product hubs, UniCredit envisages to become a leading player in capital markets, financing, mergers & acquisitions advisory as well as custody. Only recently, UniCredit Group had increased its presence in the region by acquiring two major banks, namely ATF Bank in Kazakhstan and Ukrsotsbank in Ukraine.

Contact
Veronika Rief
ZAO UniCredit Aton
Tel. +7 495 777 8877 ext. 4400
pr@unicreditaton.ru

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

23.01.2008

UniCredit Group: Bank Austria Creditanstalt finalizes the acquisition of a majority stake in Ukrsotsbank

Today Bank Austria Creditanstalt AG (BA-CA), responsible within the UniCredit Group for commercial banking activities in CEE has finalized the acquisition of 94.2% of the total issued share capital of OJSC Ukrsotsbank (USB) from a group of investors represented by EastOne, an international investment advisory firm (the "Selling Shareholders").

The purchase price at closing is €1,525 million (or around US $2,211 million at current exchange rates), which includes the pro-rata capital increase subscribed by the Selling Shareholders in June 2007. In addition, the final consideration will include a post-closing adjustment to be based on USB's net asset value at closing.

The acquisition of USB reinforces UniCredit Group's operations in Ukraine, one of the fastest growing economies in the region, where the Group already operates through UniCredit Bank Ltd.

Credit Suisse and UniCredit Markets & Investment Banking acted as financial advisors to UniCredit and BA-CA, with Allen&Overy acting as legal advisor.

About Ukrsotsbank
USB was established in 1990 and is currently listed on the Ukrainian stock exchange. Historically, USB has concentrated its activities into the corporate and SME sectors. The Bank shifted its activity towards retail banking following the acquisition by a Group of investors now represented by EastOne. At present, the Bank is considering diversifying its activities into asset management, financial consulting and pension funds.

As of 31 December 2007, USB was the 4th largest bank in Ukraine by net customer loans (€3.2 billion, +68% over 2006 at historic Euro exchange rate, representing a market share of 5.8%) and 4th by customer deposits (€1.6 billion, 5.5% market share). At the same date, the Bank had total assets of approximately €4.2 billion.

USB's business model is primarily oriented towards retail banking (48% of the loan portfolio and 8.6% market share as of 31 December 2007) coupled with a solid presence in the corporate and SME sector, accounting for the residual 36% and 16 % of the loan portfolio respectively. As of December 2007, USB's network consisted of 508 branches.

About UniCredit Group
Ranking among the top financial groups in Europe in terms of market capitalization (approx. €70 billion at current market price), UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (proforma) as of 30 June 2007.
In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.
The Group operates in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Kazakhstan, Kyrgyzstan, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Tajikistan, Turkey and Ukraine.

Requests: Communications CEE
Silvana Lins / Christina Bischof
Phone: +43 (0) 50505 - 56036 / -57126
E-mail : silvana.lins@ba-ca.com / christina.bischof@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

22.01.2008

Czech Republic is among the top 40 economic players worldwide

- **Good strategic position in the middle of Europe**
- **Economy benefits from expanding capacities in manufacturing**
- **Second stage of economic reform needed to join the Euro zone**

The Czech Republic ranks among the best countries in Central and Eastern Europe (CEE) in terms of attractiveness for foreign investors. Especially the favourable economic and business environment creates this strong position. The country is ranked among the first 30 to 40 economies in the world in terms of "ease of doing business", level of corruption and global competitiveness. "After Estonia, the Czech Republic attracted the largest amount of per capita FDI in the CEE region in the last decade", adds Debora Revoltella, CEE Chief Economist of UniCredit Group.

Competitiveness Report on Czech Republic
With a well established industrial tradition, the Czech Republic has increasingly specialized in mid-high technology sectors, such as automotive, machinery and equipment manufacturing and fabricated metal products. The competitiveness report on the Czech Republic from the UniCredit Group shows furthermore that the strategic position in the middle of Europe is a clear advantage. Due to its proximity to or being part of some important industrial districts in Central Europe, the country still shows increasing growth potentials. "The growing income and life standards of the Czech people, as well as the development of mid-high technology industries, drive the expansion of services" so Revoltella. Thus, business sectors such as wholesale and retail trade, financial and consulting services, real estate, transportation and logistic services, etc. are expanding.

No date set yet to enter the European Economic and Monetary Union
The recent economic reform acts as a boost for new direct investments (FDI), but no European Economic and Monetary Union (EMU) date has been set yet. "In order to enable the country to join the Euro area by 2012/13, a second stage of economic reforms will need to be introduced in 2008", so Revoltella. Nevertheless for foreign investors willing to exploit the favourable business environment and the local expertise the Czech Republic will continue to be attractive, as the economy is expected to stay healthy. The GDP has been growing by more than or around 6 % for the third year in a row and an expansion of around 4-5 % is still expected for the years to come. This positive outlook has key drivers such as falling unemployment, rapidly expanding capacities in manufacturing on the production side and gross capital formation as well as private consumption on the demand side.

About the UniCredit Group
UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as of 30 June 2007.

Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Communications CEE
Silvana Lins
Phone: +43 (0) 50505 56036
E-mail : Silvana.Lins@ba-ca.com

Press Release

16.01.2008

CEE facing the challenges of a new global environment

- **UniCredit Group's view on the growth prospects of the region remains rather positive. The main contagion channel from the international crisis is expected to be related to a potential credit squeeze.**
- **Central European countries are those likely to remain little affected. Some more risk of credit squeeze in South Eastern Europe, in the Baltics and in the Broader Europe countries is forecasted.**
- **The positive outlook is confirmed at the sector level, with medium high technological branches and construction remaining among the best performers.**

CEE countries face the challenges arising from the US sub-prime crisis
The US sub-prime crisis has changed the global operating environment, leaving a world characterised by higher uncertainty, lower growth in the US (and maybe also a recession) and in the Eurozone, lower liquidity and higher cost of risk.

The CEE region is in a good position to withstand the new challenges, a new study from UniCredit New Europe Research Network affirms. Sound growth has been achieved in the last years mainly thanks to a strong dynamic in households' income and wealth, while companies' profitability in the region is high and infrastructural projects add to investment demand. The banking sector has also played a strong role in supporting growth, with financial penetration, measured as loans over GDP, increasing from 23% in 2000 to 43% in 2007.

"Unbalances are however present and they might become a transmission channel for the international liquidity crisis into the region," says Debora Revoltella, the CEE Chief Economist of UniCredit Group. As part of the transition process, some countries were indeed relying on external savings to finance domestic growth. Strong consumption and investment demand brought about fast rising current account deficits and led to a general national saving gap, which has been financed via foreign direct investment, but also via increasing external debt. "In the context of an international repricing of risk, reliance on external savings might lead to some moderate credit squeeze, as the costs of financing for the local economies increase," Debora Revoltella adds. According to UniCredit experts, Central Europe is likely to be largely unaffected by a potential credit squeeze. For Poland, Slovakia, the Czech Republic, Hungary and Slovenia, the main challenges in the years to come are rather related to preserving competitiveness, despite bottlenecks in production capacity.

South Eastern Europe and the Baltics might face some credit squeeze. Given the strong growth of the last years and overheating concerns, this works in line with Central Banks aspirations and can even be beneficial to correct existing unbalances. Broader Europe countries are also sensitive to international repricing of risk. A liquidity crunch is possible to come up in Kazakhstan. Some funding problems might emerge in both Russia and Ukraine. "We believe however resources and commitment should be enough to preserve long term potential of the economy in Kazakhstan and to prevent any major setback even in the short to medium term in the other two countries," adds Revoltella. While remaining sensitive to capital market volatility, Turkey is relatively less likely to face a bank related credit squeeze.

On the overall, the CEE region continues to perform well, even if the pick of the growth cycle is passed. UniCredit forecasts growth at 5.9% and 5.6% in 2008 and 2009, versus an estimated 6.6% in 2007. "The new international environment poses additional challenges, but might also favour a smooth correction of existing unbalances, which in some countries should be taken as a positive signal," explains Revoltella.

Positive outlook confirmed at the sector level
"The CEE region is becoming the manufacturing production arm of Europe and a slowdown of growth at the world and European level might even enhance the process," says Debora Revoltella. "International companies active in the region might try to preserve their profitability by maximising the benefits of having delocalised in the region – thus transferring

some more activities towards the CEE production sites."

Economists see a bunch of medium high tech manufacturing sectors related to the production of investment and intermediate goods as clear winners for 2008-09. "These are the sectors characterised by higher productivity, higher export orientation and higher FDI intensity," so Debora Revoltella. Construction and real estate are also considered as winning branches in most of the CEE countries and UniCredit Group experts believe that positive prospects will stay. This despite the risk of credit squeeze, as local markets are mostly influenced by domestic features and in the region a structural gap in terms of supply is still visible in most of the segments. UniCredit experts warn however that despite a general positive view on the sector, it is time to be relatively more selective among potential projects.

About UniCredit Group
UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as of 30 June 2007. Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE. In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Bank Austria Creditanstalt Communications CEE
Christina Bischof
Phone: +43 (0) 50505 57126
e-mail: Christina.Bischof@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

28.02.2008

BA-CA Purchasing Managers' Index in February: Industry still growing, but more slowly

- **BA-CA PMI edged down in February**
- **Production, order backlog and employment growth slowing**
- **Record-high euro curtailing orders from abroad**
- **Rising purchasing prices a negative factor**

The BA-CA Purchasing Manager's Index (PMI) sank from 54.1 to 52.4 in February. The index has been weakening consistently over the past months in spite of its upward and downward fluctuations, and is now at its lowest level in 36 months. However, a value above 50 indicates that domestic industry is still growing. "Activity in the Austrian industrial sector is losing some of its momentum, but is still speeding up," says Stefan Bruckbauer, deputy chief economist at Bank Austria Creditanstalt (BA-CA). However, last year's robust growth rates are out of reach now.

Especially the paltry rise in order intake is dampening the outlook. The index for overall new orders has fallen to 51.2, well under the average for 2007 (52.9) and the level posted in January (53.0). While some companies were able to win new customers, demand is falling across the board in key foreign markets. "Export orders actually declined in February," says Bruckbauer, and adds: "The difficult international conditions are having an increasing impact on Austria's industry." The fact that the economies of Austria's most important trading partners are slowing and the strength of the euro, which surpassed USD 1.50 for the first time in February, are taking a bite out of business for heavily export-oriented companies.

The slackening order intake is already having an effect on the order books and production levels. Order backlog nearly stagnated in February, and production growth slowed considerably. The index component for production output fell from 54.8 in January to 53.1 in February and is now well below the average for 2007 (54.7).

BA-CA Purchasing Managers' Index and components

	BA-CA PMI	New orders	Output	Employ-ment	Suppliers' delivery times	Stocks of purchases	Prices 1)	Backlog of work 1)
Oct.07	**52.8**	50.1	52.1	54.8	42.2	51.0	58.1	50.3
Nov.07	**55.0**	53.5	55.7	56.8	44.5	53.2	57.2	53.5
Dec.07	**53.2**	52.6	52.3	54.1	44.2	51.8	58.7	50.9
Jan. 08	**54.1**	53.0	54.8	55.4	44.7	51.2	64.9	53.3
Feb. 08	52.4	51.2	53.1	51.5	45.8	52.9	64.3	50.3

The index component for employment fell to 51.5 in February (January: 55.4). "In spite of the fact that the sector is no longer as robust, Austrian industry is still creating new jobs, just at a markedly slower rate," says BA-CA economist Walter Pudschedl.

The industrial sector is still fighting with a hefty increase in purchasing prices. Prices are up for energy and transport services and especially for inputs such as wood and metals. Industrial companies have responded to this increasing cost pressure by raising their own selling prices, but not fast enough to entirely compensate for the jump in purchasing prices. And selling prices increased less in February than in January. "The fact that the selling price index component is lower than in January shows that the companies are not free to set prices because of the falling demand. Their profit margins are shrinking," says Pudschedl. The current environment of fierce competition and economic cooling will breed growing challenges for Austrian industry in the coming months.

O Chart

Note: PMI figures above the 50.0 mark indicate growth in the manufacturing sector compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries:

Bank Austria Creditanstalt Group Economics and Market Analysis
Walter Pudschedl, Tel. +43 (0)50505 ext. 41957
E-mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

30.01.2008

BA-CA Purchase Managers' Index in January: No indication of an economic slowdown

- **BA-CA EMI rises again in January**
- **Growth in new orders, orders in hand and in production**
- **Rising input prices are impacting on sales prices**
- **Industrial growth stabilised at a lower level**

In January, the BA-CA Purchase Managers' Index (PMI) rose from 53.2 to 54.1. "At the beginning of the year, Austrian industry shows no sign of an economic collapse and looks in rather better shape once more", says Stefan Bruckbauer, Deputy Chief Economist at Bank Austria Creditanstalt (BA-CA). Following the slowdown in December, there are signs that growth is stabilising albeit at a far lower level than at the beginning of the previous year.

The upward trend at the beginning of the year is apparent across a wide front. Growth in incoming orders increased both from within Austria and, most notably, from outside it. "Business is going well, demand for Austrian industrial products is particularly strong from abroad", according to Bruckbauer. At 53, the index for total incoming orders is both up on the comparative figure for December and slightly up on the average figure for 2007, which was a very successful year for industry.

Since order books have filled up, new production capacity has been commissioned. Industry has therefore been able to increase production more rapidly once more. The figure for production output rose from 52.3 in December to 54.8 in January, which means it precisely matched the annual mean for 2007.

BA-CA Purchasing Managers' Index and components

	BA-CA PMI	New orders	Output	Employ-ment	Suppliers' delivery times	Stocks of purchases	Prices 1)	Backlog of work 1)
Sep.07	**55.4**	53.8	55.9	54.9	38.4	50.4	62.3	55.1
Oct.07	**52.8**	50.1	52.1	54.8	42.2	51.0	58.1	50.3
Nov.07	**55.0**	53.5	55.7	56.8	44.5	53.2	57.2	53.5
Dec.07	**53.2**	52.6	52.3	54.1	44.2	51.8	58.7	50.9
Jan. 08	**54.1**	53.0	54.8	55.4	44.7	51.2	64.9	53.3

Austrian industry can continue to distinguish itself as a "job machine". The index for employment rose to 55.4 in January (December: 54.1). This is the second strongest rate of increase since the beginning of the previous year. Although the engine of industrial economic activity is running at a lower speed than it was a few months ago, growth in employment remains buoyant. "Employment in industry has expanded continuously for more than two years and this trend is continuing at the beginning of 2008 as well", says BA-CA economist Walter Pudschedl.

The only downside to current industrial growth is the strong inflationary pressure. The increases in the cost of input materials caused by high oil prices, transport and energy have pushed the purchase price index to its highest level for more than six months. In this connection, rising prices were a particular problem for Austrian industrial companies. "The rise in purchase prices accelerated faster than at any time since this figure has been measured", says Pudschedl. As a consequence of the increase in purchase prices, Austria's industrial companies have increased their sales prices more markedly. The increase in sales prices exceeded the figures for the previous month and was the second largest since the survey started more than five and half years ago. Admittedly, according to BA-CA's estimates, it is unlikely that the additional costs have been passed onto sales costs in full.

At the beginning of 2008, Austrian companies are again experiencing a slight tailwind following the last few months when trends were clearly downwards. According to seasonally adjusted figures, Austrian companies had even stopped expanding temporarily. The current increase in the Purchase Managers' Index provides support for the view of BA-CA economists that the industrial economy has now stabilised. Following growth of just under 6 per cent in the previous year, respectable, albeit far slower industrial growth of around 3 per can be expected in 2008. "Even if we view the next few months with only qualified optimism, the BA-CA PMI shows that Europe's and consequently Austria's industry has so far been better able to insulate itself from the negative influences emanating from the USA than many feared", states Bruckbauer.

Note: PMI figures above the 50.0 mark indicate growth compared with the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria, which is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Walter Pudschedl, Tel. +43 (0)50505 ext. 41957
e-mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

21.01.2008

BA-CA Economic Indicator:
Growth in 2008 to dip below 2 percent

- **Growth falls in Q4 below 3 percent for first time in 2007**
- **Industry and consumers treading cautiously**
- **Economy to lose momentum in 2008 under difficult international conditions**
- **Inflation dashes hopes of consumption-driven support**

The economic indicator of Bank Austria Creditanstalt (BA-CA) fell from 4.0 percent to 3.7 percent in December. Consequently, the lowest figure in 2007 was posted at the end of the year, and therefore the more sombre mood that set in around the summer continued to darken both among consumers and in industry at year-end. The economists at BA-CA believe that this development will have implications for economic activity in Austria. "In the final straight, economic growth in 2007 fell below the three-percent mark for the first time", revealed Stefan Bruckbauer, Deputy Chief Accountant at BA-CA, who went on to say that: "The expansion of 2.9 percent in the fourth quarter constitutes an impressive end to what was an extremely successful year for Austria." This is because with estimated GDP growth in the region of 3.3 percent over the year, the Austrian economy has managed to maintain its lively momentum from 2006, despite the international malaise caused by the high prices of oil and the weak US dollar. The growth advantage enjoyed by the country over both the Eurozone and the USA was even increased.

Nevertheless, economic activity will continue to slow in 2008 before firming up in the second half of the year. "The marked deterioration in global market conditions coupled with the stronger than expected increase in inflation have prompted us to revise downward our projections for 2008 to below the 2 percent mark, more precisely to 1.9 percent", said Bruckbauer.

Strong inflation dampens consumer appetite

The growing uncertainties in connection with the US housing crisis are increasing the risks to the economy, while other international factors are not helping either. The open Austrian economy is therefore confronted with some difficult conditions that will also be reflected in the performance of the export sector in 2008. "Exports will no longer be the driving force behind economic activity in Austria during 2008, but they will still play an important role", explained BA-CA economist Walter Pudschedl. The weak economic trends in the important consumer countries of the Eurozone are dampening prospects. Nonetheless, Austria will still benefit from the robust expansion on the growth markets of Central Europe, since one-fifth of Austrian exports already flow into Eastern Europe.

In spite of the tangible increases in pensions and wages as well as the progress made on the labour market, private consumption will not fulfil the hopes of the BA-CA economists that it will provide more robust support to the economy in 2008. These hopes have been dashed by the surprisingly strong inflation. After the powerful surge in inflation towards the end of 2007 there would appear to be no respite on the horizon for prices in the first few months of this year. "Inflation will stubbornly remain above the three-percent mark until the early summer, and this will subdue consumer spending", said Pudschedl. In the second half of the year, however, inflation is expected to taper off as growth in food prices slows, provided that the price of oil behaves. Despite this, annual average inflation is likely to rise from 2.2 percent in 2006 to 2.5 percent.

Albeit weakened somewhat, the Austrian economy is forging ahead on its growth trajectory, and this will continue to benefit the labour market as well. A rise in employment and a further decline in the jobless rate to below 6 percent (Austrian methodology) make it clear that despite the growing risk factors the Austrian economy will not slip into a recession.

charts

Enquiries: Bank Austria Creditanstalt Economics Department and Market Analysis

Stefan Bruckbauer, Tel. 05 05 05 Ext 41951
E-mail: stefan.bruckbauer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

15.01.2008

BA-CA: closer economic integration in the heart of Europe

- **Strong economic links between Germany, Italy, Austria and CEE**
- **Austria: Europe's successful gateway to the new growth markets**
- **New BA-CA publication presents Austria's strong profile as a business location**

European integration to create a single market is making tangible progress. The economic links between Germany, Italy and Austria have strengthened significantly. Foreign trade between the three markets has increased to an annual volume of almost EUR 200 billion. "Direct investments between Germany, Italy and Austria exceed EUR 100 billion", says Vittorio Ogliengo, Head of UniCredit Group's Corporate Division. For each of the three countries, the other two countries taken together are its most important trading partner. What these countries have in common are their strong trade links and the fact that their economic relations with CEE countries are intensifying. Germany, Italy and Austria account for almost 60 per cent of imports of the ten new EU member states from the EU-15 countries. Of the CEE countries' total exports to the EU-15 region, two-thirds go to Germany, Italy and Austria. "As trade relations are intensifying, customers' requirements are changing. UniCredit Group is well positioned to meet their needs with its presence in the three core markets and its unrivalled network in Central and Eastern Europe", says Vittorio Ogliengo.

Germany, Italy and Austria are the largest investors in Central and Eastern Europe, with total investments of about EUR 76 billion. This means that over 30 per cent of foreign capital comes from investors based in markets in the heart of Europe. Italy, Germany and Austria are the core markets of UniCredit Group. "The Group's excellent positioning in the strongly interlinked markets enables us, together with our internationally active corporate customers, to use the business potential arising from progressive integration in the region", says Vittorio Ogliengo.

Austria: Europe's gateway to the new EU members
Among the three countries, Austria has been particularly successful in using the opportunities resulting from European integration and the opening of the East. Austria has found and strengthened its role in the "New Europe". Its exports have quadrupled over the past twenty years. Austria's foreign trade is being driven by merchandise exports to the new EU member countries in Central and Eastern Europe. "Exports to the CEE region have increased tenfold since the opening of the East", says Regina Prehofer, Management Board member of Bank Austria Creditanstalt (BA-CA) with responsibility for corporate banking. Austria has become one of the most prosperous economies in the world. The Austrian economy has performed very strongly in the past two years, with real growth of more than three per cent. "One in ten euros invested by foreign companies in Central and Eastern Europe comes from Austria", says Regina Prehofer, adding that "with a per capita GDP of about EUR 32,000, Austria is the market with the fourth-highest purchasing power in the European Union."

BA-CA brochure presenting Austria as a business location
A number of international companies have chosen Austria as a base for their activities in Central and Eastern Europe. More than 300 companies have established regional headquarters using the manifold advantages offered by Austria as a modern and forward-looking business location. Benefiting from its location in the heart of Europe, Austria has developed into an effective hub linking Western Europe's established industrial countries with the dynamic growth markets in the East. The new brochure prepared by BA-CA's economists highlights Austria's advantages as a business location as well as its strengths and future challenges. Responding to the strong interest shown by many foreign companies in Austria as a business location, Bank Austria Creditanstalt has prepared the brochure to provide investors with relevant information. "Our new report on Austria goes far beyond an empirical analysis. It also offers Austrian and foreign investors a useful overview of the legal environment, tax regulations and financial assistance schemes, together with compact information on how to benefit from investment incentives", says Regina Prehofer.
BA-CA's economists have compared various economic indicators of all EU countries, including their attractiveness as a business location, performance capabilities and growth potential. The

comparison shows that Austria ranks fifth in the European Union, behind Denmark, Luxembourg, Ireland and the Netherlands. "Austria has been working hard to achieve a strong position and it has created a strong base for excellent economic performance in the future", says BA-CA economist Stefan Bruckbauer.

Successful in Europe
With an economic performance exceeding the EU average by almost 30 per cent, Austria is among the most prosperous countries in Europe and one of the fastest-growing economies in the euro area. Growth achieved in past years has also had a favourable impact on the labour market, with employment increasing by about 1 per cent annually. The unemployment rate, averaging 4.3 per cent for 2007, is the fourth-lowest figure in the euro area. Austria has taken significant advantage of the historical opportunity presented by the opening of the East. "For Austria as one of the wealthiest countries in Europe, the time of imitation is over. It is only through innovation that we can maintain and further expand our top position", says Stefan Bruckbauer. To remain a successful player in global competition, Austria will need to focus on upgrading technology in the business sector and enhancing the qualifications of human resources.

UniCredit – Corporate Banking
Corporate banking business in the Austrian, German and Italian markets as well as the Global Busines Line Leasig and Global Financial Services are bundled in UniCredit - Corporate Banking, the Corporate Division of the UniCredit Group. The Corporate Division has generated €3,857 million in revenues and €2,597 million in operating profit in the first nine months of 2007. This represents respectively 20.8% and 27.8% of the UniCredit Group's consolidated revenues and operating profit. UniCredit - Corporate Banking is an European benchmark in profitability.

Today, UniCredit - Corporate Banking can offer proximity in all three core regions Germany, Italy and Austria and a large international network to its three main client groups - i.e. Large Corporates with a turnover of over €250 million, Corporates with a turnover of between €15 million and €250 million, SMEs with a turnover of between €3 million and 15 million.

UniCredit Group is number 2 in Europe in terms of market capitalisation and is one of the largest corporate banks among the European financial markets: number 4 in Germany with approx. 5% market share, number 1 in Austrian's domestic market with approx. 20% market share, number 2 in Italy with approx. 12% market share and number 1 in CEE, far ahead of our competitors, with a network of independent banks in 20 different countries. In the leasing business, UniCredit Leasing is number 1 in Europe in terms of new business. UniCredit Corporate Banking is among the top 3 in European transaction banking und can rely on a groupwide network with more than 90 branches and representative offices all around the world.

Enquiries: Bank Austria Creditanstalt Communications Austria
Martin Halama, tel. +43 (0) 50505 52371
e-mail: Martin.Halama@ba-ca.com
Alexander Tröbinger, tel. +43 (0) 50505 52809
e-mail: Alexander.Troebinger@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Bank Austria
UniCredit Group

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Press Release

20.02.2008

Bank Austria Creditanstalt job news: Friedrich Führer future head of Salzburg Retail Division

As of 1 March Friedrich Führer, 42, will be the new Bank Austria Creditanstalt (BA-CA) Regional Director for Retail and Corporate Customers in Salzburg. He follows Klaus Markart, 48, who stepped down from this role at the end of 2007. BA-CA's Retail Division is currently represented by 12 branches in Salzburg for retail customers and 1 Service Center for corporate customers. Another branch will open in Saalfelden in just a few weeks. Some 135 employees look after around 47,500 customers. Christian Profanter will continue to head up corporate customer business. Friedrich Führer is married and a father of two.

Born in Lower Austria, Friedrich Führer has worked for BA-CA in various roles since 1986, and has learnt the banking business from the bottom up, in the process working in both the corporate and retail businesses. Friedrich Führer was previously Assistant Regional Director of the Salzburg Retail Division and simultaneously manager of the Salzburg-Getreidegasse branch.

Enquiries: Bank Austria Creditanstalt Pressestelle Österreich [Austrian Press Office]
Tiemon Kiesenhofer, Tel. +43 (0)5 0505 52819 (direct line)
E-mail: tiemon.kiesenhofer@ba-ca.com

A print-ready photo of Friedrich Führer is available to download from the Internet. There is no charge for reproduction.

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

21.12.2007

SME-financier UBF sells stake in Electrovac

- **Substantial stake held since 2002, 20 percent IRR for investors**
- **DZ Equity Partner is new owner**

UBF Mittelstandsfinanzierungs AG, part of the Bank Austria Creditanstalt (BA-CA) Private Equity Group, has successfully sold its stake in Electrovac AG. The shareholding, in place since 2002, enabled Electrovac to acquire Curamik (Germany), a major step in the expansion of its ceramic printed circuit board business at the time. "Electrovac AG has enjoyed rapid growth during UBF's participation. I am delighted that we were able to contribute to this development," commented UBF Management Board member Klaus Haberzettl. The company's business volume has increased by around 90 percent and it has significantly extended its market position as a successful global supplier of compound materials with outstanding temperature fluctuation resistance.

The investment in Electrovac by DZ Equity Partner GmbH (DZEP) ensures that the company can achieve its other strategic objectives. Together with the Management Board of the Electrovac Group, DZEP will further develop the corporate group on a sustainable and long-term basis. On its exit from Electrovac AG, UBF achieved an IRR of around 20 percent.
The BA-CA Private Equity Group has private equity funds totalling EUR 95 million. Current new business is carried out through EK Mittelstandsfinanzierungs AG.

Enquiries: UBF Mittelstandsfinanzierungs AG
Klaus Haberzettl, Tel.: +43 (1) 532 89 79-11

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

17.12.2007

Bank Austria Creditanstalt sells non-performing loans

- **The transaction comprises a nominal volume of EUR 850 million**
- **Borrowers concerned are protected by a legal provision requiring that their position must not deteriorate**
- **Buyers: well-established investors from France and Sweden and from Germany**

Today, Bank Austria Creditanstalt (BA-CA) has completed, as planned, the sale of loans previously called for repayment. The portfolio comprises non-performing loans to retail customers with a total nominal volume of about EUR 850 million. Of the total volume, a consortium consisting of Calyon S.A., a subsidiary of the French bank Crédit Agricole, and the Swedish Intrum Justitia Group is taking over loans amounting to EUR 640 million. German EOS Group, which is represented by EOS ÖID Inkasso-Dienst GmbH in Austria, is buying loans totalling EUR 210 million. "These two buyers are professional investors which will deal with the non-performing loans in a manner customary in the banking business," says Thomas Gross, Chief Risk Officer of BA-CA, "we are thereby improving our risk position and freeing up equity capital under Basel II."

The sale of loans by BA-CA is a true sale transaction, i.e. the non-performing loans are fully transferred to the buyers. All of the customers concerned are borrowers who have failed to meet their payment obligations for a long time. The loans which have been sold were called for repayment at least eleven months ago. In the past, BA-CA referred such non-performing loans to lawyers and collection agencies for collection. The buyers of the loans are required to meet all confidentiality obligations vis-à-vis the borrowers and to safeguard their protection interests. The borrowers are protected by a legal provision requiring that their position must not deteriorate.

"The change of creditors may offer new opportunities to the borrowers concerned", says Thomas Gross, "for example, stalled talks about possible solutions to payment problems may be relaunched. Any adverse impact on the relationship between borrowers and the bank thus becomes irrelevant." The borrowers concerned will receive letters informing them of the change of creditor and of the new contacts. HypoVereinsbank Real Estate M&A acted as adviser to BA-CA in this transaction; the law firm Fellner, Wratzfeld & Partner provided legal expertise.

The sale of loan portfolios is an instrument which has been used internationally for risk management purposes for a long time. Within Europe, Germany is considered to be one of the most advanced markets for trading in non-performing loans (NPLs), with a portfolio volume estimated at EUR 20 billion in 2006. The largest transactions carried out in the past few years were those between Hypo Real Estate and Lone Star (EUR 3.6 billion), Eurohypo and Citigroup (EUR 2.4 billion), and Delmora and Goldman Sachs (EUR 2.3 billion). According to Oesterreichische Nationalbank, Austria's central bank, non-performing loans accounted for 2.6 per cent, or about EUR 13.9 billion, of the Austrian banks' total lending volume in 2005.

Enquiries: Bank Austria Creditanstalt Communications Austria
Martin Halama, tel. +43 (0) 50505 52371
e-mail: Martin.Halama@ba-ca.com
Tiemon Kiesenhofer, tel. +43 (0) 50505 52819
e-mail: Tiemon.Kiesenhofer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Bank Austria
UniCredit Group

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Press Release

18.12.2007

BA-CA Real Invest extends market lead

- **Assets under management rise to more than EUR 740 million**
- **Stable performance by both open-ended property funds over the year**

Both open-ended property funds of BA-CA Real Invest, the centre of competence of Bank Austria Creditanstalt for real estate investments, performed extremely well again in 2007. As at the end of November 2007, assets under management totalled more than EUR 740 million. This corresponds to a market share of 40.2 percent (source: Association of Austrian Investment Fund Companies - VÖIG). BA-CA Real Invest is therefore the clear market leader in open-ended property funds and further improved its pole position. "As Real Invest Austria, the purely Austrian-based fund, has played a major role in this success story with assets under management of over EUR 660 million, I am permitted to recall the Austrian schilling: at the current level, assets under management exceed the ten billion schilling mark," emphasised Karl Derfler, Managing Director of BA-CA Real Invest.

Real Invest Austria invests exclusively in property in the residential, infrastructure, office and commercial segments in Austria. The fund is eligible as trustee stock and independent of the stock market. The broad diversification of its investment portfolio, long-term tenancy agreements and high credit standing of tenants ensure a stable return. At 5.3 per cent, the fund's annual performance is exceptionally high and above-average for a product in this asset class. With assets under management of EUR 660 million and property assets of EUR 643 million (as at 3 December 2007), around 97 percent of the Real Invest Austria fund is invested.

With the launch of the Real Invest Europe fund on 30 March of this year, Real Invest aims to build up a pan-European portfolio of office and retail property. Real Invest Europe is an open-ended public fund and assets under management presently stand at EUR 80 million.

Unique in the Austrian market, BA-CA Real Invest offers the right property investment to suit every need. Its main fields of business are open-ended property funds, closed-end property investments and investment properties. Special funds and specialised property services for institutional clients and profit participation certificates for residential and real estate portfolios complete the offering.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Alexander Tröbinger, Tel. +43 (0) 50505 ext. 52809
E-mail: Alexander.Troebinger@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

03.12.2007

The Banker names UniCredit as Bank of the Year in Central and Eastern Europe

- **Furthermore, "Bank of the Year" in Bulgaria and Turkey**
- **Also "Bank of the Year" in Italy**

UniCredit Group has been elected Bank of the Year 2007 in CEE and Bank of the Year 2007 in Italy by the prestigious UK financial monthly The Banker. Two banks of the Group also won the Bank of the Year 2007 in their respective countries: UniCredit Bulbank in Bulgaria and Yapi Kredi in Turkey.

This year, The Banker awarded banks across 143 countries and 7 regions in the world through an assessment process built around detailed questionnaires received from 457 banks that were examined by The Banker's editorial team. They were not only focusing on the latest results, growth rates and performance, but also analyzing technology achievements, acquisitions and key strategic developments of each bank in each country and each region.

The winners represent the best commercial banking performances across the globe.

UniCredit Group has been awarded for its exceptional performance in the CEE region and in Italy where it continues to play a leading role producing record profits and exceptional growth in 2006. UniCredit was also awarded taking into account the merger with Capitalia, announced this year, that is strengthening its penetration in Italy.

About the UniCredit Group
The UniCredit Group is ranking among the top financial groups in Europe. UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 170,000 employees and total assets of approximately €1,018 billion (pro forma) as at 30 June 2007.

Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Communications CEE
Christina Bischof
Phone: +43 (0) 50505 57126
E-mail : christina.bischof@ba-ca.com

You can download a printable photograph from the Internet. Copies may be made free of charge.

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

14.11.2007

Results for the first nine months of 2007 (1): Bank Austria Creditanstalt Group achieves strong profit growth

....

- **Profit after tax and minority interests up by 73 per cent to EUR 1.8 billion despite turbulence in financial markets**
- **Profitability improved: cost/income ratio declines from 57.3 per cent[1] to 50.3 per cent**
- **CEE business continues to drive growth and contributes 47 per cent to the bank's profit before tax**
- **Following turnaround in retail banking, results in Austria are further improving**

Bank Austria Creditanstalt (BA-CA), a member of UniCredit Group, one of the leading European banking groups, achieved a significant improvement in its results in the first nine months of 2007 compared with the same period of the previous year, despite the turbulence in financial markets. Consolidated profit (profit after tax and minority interests) rose by 72.5 per cent to EUR 1.8 billion (pro-forma figure[1] for the first nine months of 2006: EUR 1,015 million). Even in the particularly difficult market environment experienced in August and September, BA-CA's consolidated profit for the third quarter of 2007 increased significantly, by 65.1 per cent to EUR 543 million compared with the previous year (third quarter of 2006: EUR 329 million).

The cost/income ratio improved from 57.3 per cent1 to 50.3 per cent. BA-CA considerably enhanced its operating performance compared with the previous year. Contributions to this improvement came from the Central Eastern Europe (CEE) business segment and from the business segments in Austria, with CEE and Austria each accounting for about one-half of the operating profit totalling EUR 2.4 billion.

BA-CA's CEO Erich Hampel: "I am proud of our performance. Despite the difficult environment in financial and credit markets, we achieved a significant improvement in our results for the first nine months and for the third quarter compared with the respective periods of the previous year. This shows that we have a well-balanced business model with sustained profitability, and we benefit from cooperation within UniCredit Group, a leading European banking group. Growth continues to be driven by the CEE region, and we have further improved our earnings power in Central and Eastern Europe and in our Austrian business."

Items in the income statement[2]
BA-CA's net interest income rose by 16.6 per cent to EUR 2,857 million in the first nine months of 2007 (2006: EUR 2,451 million). Net fee and commission income increased by 18.4 per cent to EUR 1,574 million compared with the same period of the previous year (2006: EUR 1,330 million). Worldwide market turbulence, combined with a reassessment of risks and a lack of liquidity in various market segments, had an impact on net trading income, which was EUR 180 million, down by 54.5 per cent from the exceptionally strong performance in the previous year (2006: EUR 394 million). Operating expenses declined by 2.2 per cent to EUR 2,405 million (2006: EUR 2,460 million). Adjusted for the release of EUR 150 million from the provision for the "ASVG equivalent" following changes in Austrian social security regulations, operating expenses rose slightly, by 3.8 per cent to EUR 2,555 million.

Overall, BA-CA improved its operating profit to EUR 2,377 million, an increase of 29.8 per cent over the previous year (2006: EUR 1,832 million). Net writedowns of loans and provisions for guarantees and commitments were EUR 355 million, down by 16.6 per cent from the figure for the same period of the previous year (2006: EUR 426 million). Net income from investments rose strongly, reaching EUR 219 million (2006: EUR 32 million); the increase is mainly due to the EUR 165 million share in current profits of Bank BPH included in this item for the first time.[3]

Profit before tax amounted to EUR 2,180 million, an increase of 55.5 per cent over the previous year (2006: EUR 1,402 million). Consolidated profit rose by 72.5 per cent to EUR 1,751 million for the first nine months of 2007 (2006: EUR 1,015 million).

The following key financial data have been calculated on the basis of this improvement in results:[4]

- Return on equity before tax is 21.2 per cent.
- Return on equity after tax is 17.9 per cent.
- The cost/income ratio improved to 50.3 per cent.
- The risk/earnings ratio improved from 19.5 per cent to 12.4 per cent.
- The Tier 1 capital ratio is 9.9 per cent, the total capital ratio is 12.96 per cent.

Results of the Divisions[5]
BA-CA reports its results in five Divisions: Retail, Private Banking & Asset Management, Corporates, Markets & Investment Banking, and Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

The **Retail** Division continued to make good progress in the third quarter of 2007, impressively confirming the sustained turnaround: while the Division recorded a loss before tax of EUR 95 million in the first nine months of 2006, it generated a profit before tax of EUR 117 million in the first nine months of 2007. On this basis, return on equity before tax reached 15.3 per cent (2006: -10.7 per cent) and the cost/income ratio improved to 72.3 per cent (2006: 84.2 per cent).

In the lending business, given the currently favourable CHF/EUR exchange rate, the Division provided customers who hold foreign-currency loans with specific information on the various options available to them - from hedging to switching. In the area of investments, the focus was on new issues of additional guarantee products. The Weltaktienindex-GarantieAnleihe and Öko-Garantie products alone attracted investments totalling almost EUR 300 million. New savings deposits made through BA-CA's KapitalSparbuch savings products, for which BA-CA has been offering the best interest rates of all universal banks in Austria since spring 2007, totalled EUR 2.1 billion in the third quarter.

The **Private Banking & Asset Management** Division achieved a profit before tax of EUR 64 million in the first nine months of 2007, an increase of 23 per cent over the previous year (2006: EUR 52 million). Return on equity before tax was 43.7 per cent (2006: 42.9 per cent), the cost/income ratio improved to 54.3 per cent (2006: 58.1 per cent).

Profit before tax generated by the **Corporates** Division rose by 14.9 per cent to EUR 466 million (2006: EUR 406 million). Return on equity before tax was 27.4 per cent (2006: 22 per cent). The cost/income ratio declined to 34.7 per cent (2006: 41.9 per cent). Corporate customers benefit very strongly from UniCredit Group, the larger network and international know-how sharing within a leading European banking group.

In summer 2007, BA-CA took over 100% of FactorBank (Raiffeisen 38 per cent, Oberbank 10 per cent). In pursuing its growth strategy, FactorBank can build on UniCredit Group's Europe-wide expertise in factoring business.

UniCredit Group has bundled the leasing business of the entire Group in UniCredit Global Leasing. BA-CA transferred its subsidiary BA-CA Leasing to UniCredit Global Leasing and now holds a 32.59 per cent interest in UniCredit Global Leasing. BA-CA Management Board member Regina Prehofer has Group-wide responsibility for the worldwide business of UniCredit Global Leasing, the number 1 in Europe.

Markets & Investment Banking generated a profit before tax of EUR 198 million, which was 3.8 per cent below the previous year's level (2006: EUR 206 million). Return on equity before tax amounted to 28.9 per cent (2006: 88.9 per cent). The cost/income ratio was 44 per cent (2006: 36.4 per cent).

Despite the crisis in international financial markets, the Markets & Investment Banking business segment met its seasonal budget figures. Operating profit for the first nine months of 2007 was EUR 196 m, more or less matching the previous year's level (2006: EUR 197 million).

The growth of total revenues more or less offset the increase in operating expenses, most of which related to consolidation effects and integration activities such as the recently completed bundling of the network of CA IB Corporate Finance under CA IB International

Markets, the company which is now responsible for Institutional Equity Business, Research, M&A Advisory, Equity Capital Markets and Merchant Banking. ATON, the recently acquired broker house in Russia, was also allocated as a subsidiary to that company. CA IB International Markets AG will be renamed "UniCredit CAIB AG" within the next few weeks.

The wide range of business activities again proved to be a successful strategy in turbulent conditions. The good overall performance in a difficult environment was due to the diversification of trading activities - by market segment and region - and to the large proportion of customer-driven business. A strong trading performance in the fixed income, foreign exchange and equities sectors contributed to the stable trend in results. Valuation losses resulting from the market turbulence were thus offset by other areas.

The **CEE** business segment continued its dynamic growth in the third quarter, with profit before tax improving by 77.4 per cent to EUR 1,027 million (2006: EUR 579 million), an increase which resulted from revenue growth and partly also from changes in perimeter. Return on equity before tax was 19.7 per cent (2006: 20.9 per cent). The cost/income ratio improved to 49.8 per cent (2006: 51.6 per cent).

Bank Austria Creditanstalt is responsible for UniCredit Group's CEE business (except Poland's Markets). BA-CA acts as a hub based in Vienna, managing by far the largest banking network in the region of Central and Eastern Europe.

Following various acquisitions in the past, the focus is now on completely integrating the banking subsidiaries and pursuing further organic growth in the region: over the next three years, about 950 new branches are planned to be opened in CEE. The rebranding process to introduce the UniCredit master brand in CEE is almost complete; in Bosnia and Herzegovina and in Russia, the rebranding is planned to take place in February 2008. With the recently completed merger in the Czech Republic, Živnostenská banka and HVB Czech Republic have been integrated to form the new UniCredit Bank, the fourth-largest bank in the Czech Republic.
The new bank is already operating on Eurosig, the new IT platform which is to be rolled out across the Group. The closing of the acquisition of ATF Bank in Kazakhstan, by which BA-CA makes an important strategic move expanding into the world's ninth-largest country, will take place very soon. The closing of another important strategic acquisition, that of Ukrsotsbank in Ukraine, is expected to take place in January.

BA-CA's CEO Erich Hampel: "In CEE we have the most extensive network and the longest experience of all international banks. Our customers also appreciate the international expertise and network of UniCredit Group, one of the leading European banking groups. These assets and the successful integration of newly acquired banking subsidiaries are important factors in the further improvment of results in the current year and they are the basis for a sustained positive development in the future."

The **Corporate Center** of BA-CA recorded a profit before tax of EUR 308 million (2006: EUR 707 million); a large part of this profit before tax resulted from the share of EUR 165 million in the current profits of Bank BPH - a former BA-CA banking subsidiary which was sold to UniCredit in 2006 - which is included for the first time. The high level of net income from investments in the previous year reflected a capital gain of EUR 684.3 million on the sale of HVB Splitska banka.

Balance sheet[6]
BA-CA's total assets grew by 27 per cent to EUR 195.6 billion compared with year-end 2006 (31 December 2006: EUR 154.3 billion. On the assets side, financial assets held for trading increased by 2.8 per cent to EUR 17.1 billion (2006: EUR 16.7 billion). Loans and receivables with banks were EUR 37.4 billion, up by 15.2 per cent (2006: EUR 32.5 billion). Loans and receivables with customers increased by 33.3 per cent to EUR 106.7 billion (2006: EUR 80.1 billion).

On the liabilities side, deposits from banks rose by 4.6 per cent to EUR 50.5 billion (2006: EUR 48.3 billion). Deposits from customers increased by 58.2 per cent to EUR 87 billion (2006: EUR 55.0 billion). Debt certificates including bonds declined by 1.7 per cent to EUR 24.9 billion (2006: EUR 25.3 billion). Equity (including minority interests) rose by 45.9 per cent to EUR 14.8 billion (2006: EUR 10.1 billion).

As at 30 September 2007, BA-CA had 48,678 employees (FTE), 27,591 more than in the previous year (31 December 2006: 21,087 employees) and 467 more than on a pro-forma basis as at 31 December 2006. In the same period, the number of branches increased by 606 to 2,176 (2006: 1,570). This increase was due to the transfer to BA-CA of banking subsidiaries of UniCredit and HVB in CEE. On a pro-forma basis, the number of branches rose by 22.

....

1 The group of consolidated companies of BA-CA has significantly widened as a result of the bundling of all CEE banks (except Poland's Markets) in UniCredit Group's CEE Division, which is managed out of Vienna. To make
BA-CA's results for the first nine months of 2007 comparable with the same period of the previous year, the figures for the first nine months of 2006 have been recalculated on a pro-forma basis reflecting the new structure of BA-CA.

2 The income statement figures are pro-forma figures.

3 When BA-CA's Polish banking subsidiary Bank BPH was sold to UniCredit in November 2006, it was agreed that BA-CA would receive a share of Bank BPH's current profits for three years.

4 The calculation of the key financial data for 2006 is based on actual figures as published.

5 Based on data availability, the business segment data are actual figures.

6 Based on data availability, the balance sheet data are actual figures.

....

Charts

Enquiries: Bank Austria Creditanstalt Press Relations Austria
Martin Halama, tel. +43 (0) 50505 52371, e-mail: martin.halama@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

14.11.2007

BA-CA finalizes the acquisition of the majority shareholding in ATF Bank in the Republic of Kazakhstan

Today, Bank Austria Creditanstalt AG ("BA-CA"), responsible within the UniCredit Group for commercial banking activities in CEE, has finalized the acquisition of 91.8 % of the total issued share capital of JSC ATF Bank ("ATF" or the "Bank") for a consideration of approximately US $ 2,117 million (approximately € 1,452 million at current exchange rates).

In particular, BA-CA acquired 95.6 % of total issued ordinary shares for a consideration of US $ 1,661 million and 85.0 % of total issued preference shares for a consideration of US $ 456 million. As announced on 21 June 2007, under the terms of the agreement signed by BA-CA and the private majority shareholders of ATF, the consideration will be increased by relevant portion of a further payment to be calculated based on 50 % of ATF's 2007 consolidated net profit, adjusted to take into consideration any accounting discrepancies shown in the 2007 audited consolidated financial statements (compared to previous years audited financial statement).

Additionally, pursuant to the Kazakh Law on joint stock companies, on 17 November 2007 BA-CA will launch a mandatory tender offer for the Bank's remaining shares not already held at a price of KZT 10,180.93 (equivalent to US $ 84.37) for each ordinary share and KZT 5,675.11 (equivalent to US $ 47.03) for each preference share, representing, in each case, the price per share agreed by BA-CA with the majority shareholders of ATF.

The offer will remain open for 30 days and minority shareholders will have the opportunity to tender their ordinary and/or preference shares until 17 December 2007. Shareholders tendering their shares in the course of the mandatory tender offer will also have a right to receive their relevant portion of the price adjustment described above.

Through the acquisition of ATF, the UniCredit Group will further strengthen its CEE network through a leading presence in the Republic of Kazakhstan, as well as additional operations in the Republic of Kyrgyzstan, the Republic of Tajikistan and the Russian Federation.

Credit Suisse, UniCredit MIB and Allen & Overy acted as advisors to BA-CA.

About the UniCredit Group
With a current market capitalization of approximately € 84 billion (1 October 2007), ranking among the top financial groups in Europe, UniCredit has a presence in 23 countries, with over 40 million clients and 9,000 branches, approximately 176,000 employees and total assets of approximately € 1,018 billion (pro forma) as at 30 June 2007.
Through the merger with Capitalia, effective as of 1 October 2007, UniCredit has significantly strengthened its presence in Italy, which is one of its core markets alongside Germany, Austria and CEE.

In the CEE region, UniCredit operates the largest international banking network with over 3,700 branches and outlets, where more than 76,000 employees serve approximately 27 million customers.

Requests: Bank Austria Creditanstalt Communications CEE
Silvana Lins / Christina Bischof
Phone: +43 (0) 50505 56036
E-mail : silvana.lins@ba-ca.com / christina.bischof@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

28.12.2007

BA-CA Purchasing Managers' Index in December: Renewed slowdown at year-end

- **BA-CA PMI falls again sharply in December**
- **Order inflow from Austria and abroad now increasing only slightly**
- **Job growth slows, but still remains high**
- **Weak expansion for industry in Austria at year-end**

The BA-CA Purchasing Managers' Index (PMI) fell in December from 55.0 to 53.2. Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA) reported: "Austria's industry is weakening slightly at the year-end, but for the time being remains in positive territory." After the upturn in November, the Purchasing Managers' Index dropped in December to its third lowest level this year. "Compared to December 2006, the momentum in industry has slowed considerably," said BA-CA economist Stefan Bruckbauer.

This downturn in industrial sentiment compared to November 2007 and December 2006 stems from weaker export orders. In contrast, the slowdown in orders from Austria was less pronounced. "Although the order intake is no longer rising so quickly, orders are not yet declining," commented Marianne Kager.

Unlike in October this year, at 51.6 the value for foreign orders remained above 50 in December, indicating further, yet slow, growth. The index component for the overall order intake (domestic and foreign) was somewhat better at 52.6, but still came in below November's value of 53.5 and the level for December 2006 in particular, of 57.3.

In line with weaker growth in incoming orders, the industrial enterprises surveyed reported slower expansion in production. The index component for production performance fell from 55.7 in November to 52.3 in December. Although this is still positive, it is considerably below the pace of growth at the end of 2006 when the index climbed to 58.9.

Industrial enterprises also reported a signficant slowdown in orders on hand, which at 50.9 were approaching stagnation level (50).

The index component for employment also dropped from 56.8 to 54.1, although this is still very high. Growth in order intake and production has clearly slowed at the year-end, but industrial employment is still expanding very strongly at the moment" explained Stefan Bruckbauer. With regard to prices, despite the clearly slower upswing in demand in December, there was no sign of the pressure on prices easing compared to November. The increase in both purchasing and sales prices was again higher than in the previous month, although the rate of increase was still below the rates in the first half of the year. "Despite the sharper rise in purchasing and sales prices in December, the increase in the fourth quarter was the lowest for around two years," said Kager.

Overall, the Austrian industry ended 2007 with somewhat stronger growth than in October, which was a very weak month. Nevertheless, the upswing has considerably slowed and growth has slipped from around 10 percent at the start of the year to 2 to 3 percent at present. "A further slowdown in industrial expansion would bring industry in Austria close to stagnation level and would make another downwards revision in the outlook for 2008 necessary," commented Stefan Bruckbauer. However, the BA-CA economists assume that the downturn will not continue at this pace over the next few months.

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria, which is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)50505 ext. 41951
E-mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

28.12.2007

UniCredit Markets & Investment Banking: economic & capital markets

UniCredit Markets & Investment Banking assumes that the impacts of the credit crisis will still be significant in the first quarter of 2008. The early weeks of 2008 are likely to be overshadowed by fears of stagflation and recession, with a negative effect on the stock markets. Only in the second quarter is a recovery likely to be on the cards. UniCredit Markets & Investment Banking expects share prices to return to their current level by mid-year, with a sideways trend, by and large, being expected for the second half of the year. The euro/U.S. dollar exchange will remain at a high level.

Moderate economic environment
UniCredit Markets & Investment Banking anticipates for the eurozone a slightly lower economic growth rate of 1.9 per cent next year. Whilst the European economy will increasingly succeed in escaping the influence of the U.S., economic activity trends in that country will continue to play an important role for the European economy. Whether or not a recession will occur in the U.S. will depend especially on the labour market. While recruitment figures have slowed down recently, thanks to numerous new jobs being created in the public sector – which is less sensitive to cyclical factors – (education, healthcare) as well as in the tourism industry, employment did not witness a dramatic downturn. This trend is expected to continue next year. In the export sector, the importance of the U.S. for Europe and especially Germany continues to decline. In contrast, exports to central eastern Europe, Russia, the OPEC states, China and India are growing. For instance, German exports to Russia have increased almost three-fold since early 2002, and the volume exported to China has doubled. In addition, Russia announced an investment programme in September to expand the country's infrastructure by a volume of 1,000 billion U.S. dollars within the next ten years.

Interest rates largely expected to remain stable
The early weeks of the year 2008 are likely to be overshadowed by fears of stagflation and recession. The situation will probably be compounded by further negative news from the finance sector. "The U.S. Fed will respond to this scenario with further cuts in its key lending rate", says Michael Rottmann, Head of Interest and Currency Strategy at UniCredit Markets & Investment Banking, who expects a key interest rate of four per cent at the end of the first quarter of 2008 (current level: 4.5 per cent). In this period, however, the U.S. economy will accomplish a soft landing, making additional interest-rate cuts superfluous. The ECB will leave key interest rates unchanged, even though there will be increasing calls for monetary policy assistance in the course of the first quarter. At the end of next year, UniCredit Markets & Investment Banking expects the key interest rate to reach a level of four per cent. The yields of 10-year bonds in the eurozone should see a slight rise, to return to a level close to 4.5 per cent again.

Strength of euro exchange rate expected to continue
As a result of the subprime crisis, euro interest rates meanwhile are higher than U.S. interest rates, as was impressively reflected in the USD weakness in recent weeks. While interest rate cuts of about 125 basis points to 3.25 per cent have already been priced in for 12-month money market forwards, interest rates are expected to be stable in the second half of the year. Expressed in different terms, at the beginning of the year the U.S. dollar, in the context of money market forwards for 12 months in the G 10 universe (JPY, USD, EUR, NZD, AUD, GBP, SEK, NOK, CAD, CHF), was the fourth-highest interest-bearing currency. Today, in this context the U.S. dollar is the third-lowest interest-bearing currency; accordingly, it has been "degraded" to a financing currency. "The ongoing skittishness on the financial markets will continue to impact the U.S. dollar in the first quarter, which will cause the euro's exchange rate to the dollar to exceed the 1.50 mark", according to Michael Rottmann, Head of Interest and Currency Strategy at UniCredit Markets & Investment Banking. A stabilisation of the financial markets, coupled with declining fears of recession in the U.S., will restore the status quo ante in the course of the second half of the year, giving the U.S. dollar a further interest lead. This will strengthen the greenback again slightly, bringing the exchange rate back to a level of 1.45.

Sideways trend on equities markets

"For 2008, we anticipate moderate price increases of three to five per cent on the equities markets", says Gerhard Schwarz, Head of Global Equity Strategy at UniCredit Markets & Investment Banking. In recent months, the stock markets in Europe and the U.S. have been highly volatile, and this trend will continue for the time being. In the wake of the current recovery in stock prices, we anticipate for the Euro Stoxx 50 that the support lines of 4050 to 4200 will be tested again in the first quarter. In particular, the credit crisis and the associated weaker economic outlook will continue to subject the markets to a general sentiment of uncertainty. A substantial recovery is expected to occur only in the second quarter. Moreover, lower valuations, further interest-rate cuts in the U.S., record dividend payments and, ultimately, positive corporate earnings growth rates will act as a robust counterweight to the burdens associated with higher currency and commodity prices. Nevertheless, the potential for further earnings growth will see an increasing decline. In mid-2008, stock market indices are likely to be at about today's levels, trending more or less sideways in the second half of the year. Conditions for mid & small-cap securities will remain difficult in the medium term.

About UniCredit Markets & Investment Banking

The UniCredit Markets & Investment Banking Division was launched in July 2006, bundling the global markets and investment banking services of Bank Austria Creditanstalt AG, Bayerische Hypo- und Vereinsbank AG and UniCredit Banca Mobiliare SpA under one brand and organization. The division has approx. 3,300 employees in 39 offices worldwide, including all the major financial centers, and an extended network presence in Emerging Europe. In 2006, the division has posted revenues of 3.2 bn Euros and a pre-tax profit of 1.6 bn Euros.

Market forecasts at a glance:

	Mid-2008	End-2008
Euro Stoxx 50	4 400	4 400
DAX	7 900	7 900
MDAX	10 000	10 000
S&P 500	1 500	1 500
Dow Jones	13 500	13 500
Topix	1 600	1 600
Nikkei	16 000	16 000

Most promising regions: Eastern Europe (in particular Russia)

Most promising industry segments:
Construction & Materials, Food & Beverages, Industrial Goods & Services, Insurance, Chemicals

	Mid-2008	End-2008
Euro : USD	1.52	1.45
Euro : YEN	160	155
USD : YEN	105	107

Brent oil (annual average) USD 95
Economic growth, EMU 1.9%

Press contact:

Nicole Rappl,
Tel. 0049/89/378-26001,
nicole.rappl@hvb.de

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

19.12.2007

BA-CA Business Indicator: No further decline in economic sentiment

....

- **Austria's industry outperforms the eurozone, maintains its global market share**
- **Export structure and adoption of euro protects Austria against weak dollar**
- **Austria's bank customers still hardly affected by sub-prime crises**
- **Growth decreases to 2.3 per cent, consumption expected to surprise on the upside in 2008**

Bank Austria Creditanstalt's (BA-CA) business indicator slightly increased to 4.1 in November (4.0 in October). "The temporary halt in the slide in confidence confirms our expectations that the economic slowdown will not prove to be very significant in 2008," says Regina Prehofer, the head of corporate banking at BA-CA.

However, this does not change the fact that economic sentiment already passed its peak this summer. This came as no real surprise in light of the high level of growth in the last few years. Austria's industry in particular has offered a remarkable performance since the recession of 2003. At 24 per cent, growth in the sector was more than twice as much as the average of 11 per cent in the eurozone as a whole and was also higher than Germany's 21 per cent. A significant portion of this success came from exports, which increased by 40 per cent in the same time period. Exports increased by 35 per cent in the euro zone as a whole. "Austria's industry has profited significantly more from the latest export boom than most of the countries in the eurozone," says Prehofer.

Austria able to maintain its global market share

Since 2003, Austria's industry has just managed to maintain its global market share of 1.1 percent, while the eurozone's global market share has decreased by almost 2 per cent to 28 per cent in the same time period. Austria's global market share of 1.1 per cent is even more impressive considering the fact that Austria represents just 0.1 per cent of the world's population and 0.5 per cent of global production. "With just a tenth of a per cent of the world's population and a share of 0.5 per cent in the global economy, Austria's industry has global market shares of over 5 per cent in some sectors," reports Prehofer. Austria even has market shares of over 10 per cent in the non-alcoholic beverage and railway track sectors. Austria still has a considerable market share of 3 to 4 per cent in important sectors like engine building and special machine building.

Although the majority of exports go to neighbouring countries, Austrian industry also has a great deal of success exporting to faraway countries. As a result, Austria has been able to increase its market share in the U.S. and maintain its market share in the booming regions of Asia and the Middle East. Austria has also increased its market share in the country that remains its most important trade partner, Germany. These successes are even more remarkable considering the strength of the euro, which is putting a strain on Austria's exports, too. However, Austria's economy is better protected than other eurozone countries, at least against the direct effects of the weak dollar. "Although the euro has appreciated against the dollar by 18 per cent since 2005, the export-weighted exchange rate for Austria has only increased by 2.4 per cent," says Prehofer. Most other countries in the eurozone have had to deal with more substantial increases. BA-CA sees two reasons for this: one reason is the structure of Austria's foreign trade and the other is the fact that the exchange rate with some important export partners was fixed with the introduction of the euro in 1999. "In the mid-90s, when the dollar depreciated by an amount similar to that which we have seen over the last few years, Austria's industry had to cope with an increase of over 12 per cent in the export-weighted exchange rate," summarises Prehofer. Back then, the reason for this was the depreciation of other European currencies, especially the lira. However, the indirect effects of the weak dollar that affect the entire European market are also putting pressure on Austria.

BA-CA is optimistic regarding the direct effects of the sub-prime lending crisis on Austrian bank customers. "Austria's banks have not fully passed on the drastic increase in money market interest rates in the interest rates for loans. In fact, the growth rate for lending activity has accelerated in recent months, especially for corporate loans," says Prehofer. According to BA-CA, the sharp increase in the growth of deposits to 10 per cent is primarily due to higher interest rates and the investment shifts, but it is also a sign of the trust the public has in Austria's banks.

This will allow Austria's banks to help boost the growth of the Austrian economy again in 2008. This is particularly true for investments, even though investment growth will slow from the very high level of 5 per cent to about 3 per cent because of the overall cooling economic conditions. BA-CA does not expect a slump because of the extremely high capacity utilisation of 85 per cent.

Inflation will decrease after being fairly high at the start of the year, consumption will pick up

BA-CA's economists do not see clear skies for inflation just yet, but inflation should start to decrease considerably from April 2008. "We expect energy prices to increase by 3.2 per cent after increasing by 2.7 per cent in 2007. However, we expect inflation for food prices to decrease from 3.9 per cent to 2.9 per cent in 2008. As a result, the overall inflation rate for 2008 should be around 2 per cent, which is just under the 2.1 per cent inflation in 2007," says Marianne Kager, chief economist at BA-CA. According to BA-CA's economists, the labour market will develop positively again in 2008, but the employment growth will lose a bit of its momentum. It will decrease from 1.8 per cent in 2007 to 1 per cent in 2008. The decrease in the unemployment rate will be cut in half from 0.6 per cent in 2007 to 0.3 per cent in 2008. Nevertheless, unemployment will decrease to 5.9 per cent for the year, falling below 6 per cent for the first time since 2001.

Despite the fact that the retail sector continues to develop rather sluggishly, BA-CA's economists expect a marked improvement in private consumption in 2008. "Despite all of the disappointments in the last few years, we are optimistic about private consumption because of the positive situation on the labour market, the wage and pension negotiations and the falling inflation rate over the course of the year," says Kager. BA-CA's economists also anticipate the savings rate to decrease slightly. New investments in Austria will come in just under the level seen in recent years, reaching EUR 17 bn.

As a result, consumption will partially make up for the deteriorating international conditions, which will directly reduce economic growth by about 0.7 per cent. BA-CA's economists project overall economic growth to be around 2.3 percent in 2008, after 3.3 per cent growth this year. However, risk will remain high in 2008 and will range from the possibility of a more significant slowdown in the U.S. as a result of the sub-prime lending crisis and a resulting slowdown in the eurozone to a strong appreciation of the euro against the dollar. But BA-CA does not see any real risk of recession even if conditions worsen considerably. "Even if growth falls to 0.7 per cent in the U.S. and 0.7 per cent in the eurozone and the euro appreciates to 1.60 against the dollar, Austria would probably still achieve economic growth of just over 1 per cent in 2008," says Marianne Kager.

charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 - 41951
e-mail: stefan.bruckbauer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

19.12.2007

BA-CA Business Indicator: No further decline in economic sentiment

- **Austria's industry outperforms the eurozone, maintains its global market share**
- **Export structure and adoption of euro protects Austria against weak dollar**
- **Austria's bank customers still hardly affected by sub-prime crises**
- **Growth decreases to 2.3 per cent, consumption expected to surprise on the upside in 2008**

Bank Austria Creditanstalt's (BA-CA) business indicator slightly increased to 4.1 in November (4.0 in October). "The temporary halt in the slide in confidence confirms our expectations that the economic slowdown will not prove to be very significant in 2008," says Regina Prehofer, the head of corporate banking at BA-CA.

However, this does not change the fact that economic sentiment already passed its peak this summer. This came as no real surprise in light of the high level of growth in the last few years. Austria's industry in particular has offered a remarkable performance since the recession of 2003. At 24 per cent, growth in the sector was more than twice as much as the average of 11 per cent in the eurozone as a whole and was also higher than Germany's 21 per cent. A significant portion of this success came from exports, which increased by 40 per cent in the same time period. Exports increased by 35 per cent in the euro zone as a whole. "Austria's industry has profited significantly more from the latest export boom than most of the countries in the eurozone," says Prehofer.

Austria able to maintain its global market share

Since 2003, Austria's industry has just managed to maintain its global market share of 1.1 percent, while the eurozone's global market share has decreased by almost 2 per cent to 28 per cent in the same time period. Austria's global market share of 1.1 per cent is even more impressive considering the fact that Austria represents just 0.1 per cent of the world's population and 0.5 per cent of global production. "With just a tenth of a per cent of the world's population and a share of 0.5 per cent in the global economy, Austria's industry has global market shares of over 5 per cent in some sectors," reports Prehofer. Austria even has market shares of over 10 per cent in the non-alcoholic beverage and railway track sectors. Austria still has a considerable market share of 3 to 4 per cent in important sectors like engine building and special machine building.

Although the majority of exports go to neighbouring countries, Austrian industry also has a great deal of success exporting to faraway countries. As a result, Austria has been able to increase its market share in the U.S. and maintain its market share in the booming regions of Asia and the Middle East. Austria has also increased its market share in the country that remains its most important trade partner, Germany. These successes are even more remarkable considering the strength of the euro, which is putting a strain on Austria's exports, too. However, Austria's economy is better protected than other eurozone countries, at least against the direct effects of the weak dollar. "Although the euro has appreciated against the dollar by 18 per cent since 2005, the export-weighted exchange rate for Austria has only increased by 2.4 per cent," says Prehofer. Most other countries in the eurozone have had to deal with more substantial increases. BA-CA sees two reasons for this: one reason is the structure of Austria's foreign trade and the other is the fact that the exchange rate with some important export partners was fixed with the introduction of the euro in 1999. "In the mid-90s, when the dollar depreciated by an amount similar to that which we have seen over the last few years, Austria's industry had to cope with an increase of over 12 per cent in the export-weighted exchange rate," summarises Prehofer. Back then, the reason for this was the depreciation of other European currencies, especially the lira. However, the indirect effects of the weak dollar that affect the entire European market are also putting pressure on Austria.

BA-CA is optimistic regarding the direct effects of the sub-prime lending crisis on Austrian bank customers. "Austria's banks have not fully passed on the drastic increase in money market interest rates in the interest rates for loans. In fact, the growth rate for lending activity has accelerated in recent months, especially for corporate loans," says Prehofer. According to BA-CA, the sharp increase in the growth of deposits to 10 per cent is primarily due to higher interest rates and the investment shifts, but it is also a sign of the trust the public has in Austria's banks.

This will allow Austria's banks to help boost the growth of the Austrian economy again in 2008. This is particularly true for investments, even though investment growth will slow from the very high level of 5 per cent to about 3 per cent because of the overall cooling economic conditions. BA-CA does not expect a slump because of the extremely high capacity utilisation of 85 per cent.

Inflation will decrease after being fairly high at the start of the year, consumption will pick up

BA-CA's economists do not see clear skies for inflation just yet, but inflation should start to decrease considerably from April 2008. "We expect energy prices to increase by 3.2 per cent after increasing by 2.7 per cent in 2007. However, we expect inflation for food prices to decrease from 3.9 per cent to 2.9 per cent in 2008. As a result, the overall inflation rate for 2008 should be around 2 per cent, which is just under the 2.1 per cent inflation in 2007," says Marianne Kager, chief economist at BA-CA. According to BA-CA's economists, the labour market will develop positively again in 2008, but the employment growth will lose a bit of its momentum. It will decrease from 1.8 per cent in 2007 to 1 per cent in 2008. The decrease in the unemployment rate will be cut in half from 0.6 per cent in 2007 to 0.3 per cent in 2008. Nevertheless, unemployment will decrease to 5.9 per cent for the year, falling below 6 per cent for the first time since 2001.

Despite the fact that the retail sector continues to develop rather sluggishly, BA-CA's economists expect a marked improvement in private consumption in 2008. "Despite all of the disappointments in the last few years, we are optimistic about private consumption because of the positive situation on the labour market, the wage and pension negotiations and the falling inflation rate over the course of the year," says Kager. BA-CA's economists also anticipate the savings rate to decrease slightly. New investments in Austria will come in just under the level seen in recent years, reaching EUR 17 bn.

As a result, consumption will partially make up for the deteriorating international conditions, which will directly reduce economic growth by about 0.7 per cent. BA-CA's economists project overall economic growth to be around 2.3 percent in 2008, after 3.3 per cent growth this year. However, risk will remain high in 2008 and will range from the possibility of a more significant slowdown in the U.S. as a result of the sub-prime lending crisis and a resulting slowdown in the eurozone to a strong appreciation of the euro against the dollar. But BA-CA does not see any real risk of recession even if conditions worsen considerably. "Even if growth falls to 0.7 per cent in the U.S. and 0.7 per cent in the eurozone and the euro appreciates to 1.60 against the dollar, Austria would probably still achieve economic growth of just over 1 per cent in 2008," says Marianne Kager.

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Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 - 41951
e-mail: stefan.bruckbauer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Research

13.12.2007

Sectoral Report of Bank Austria Creditanstalt Economics Department: Austrian electrical and electronics industry to slow down

- **Sales up by 7 percent in 2007**
- **Sector set to lose much of its momentum in 2008 and 2009**
- **Austrian electrical engineering and medical technology still popular exports**
- **Manufacturers' willingness to conduct research secures future growth in sector**

In 2007 the manufacture of electrical and electronic products has been growing only slightly slower than in 2006, whereby production is expected to increase by around 5 percent and sector sales by approximately 7 percent. Sales volumes are set to rise by over EUR 17.5 billion. This is one of the findings of the latest sectoral report from Bank Austria Creditanstalt (BA-CA) Economics Department. In 2007, the sector is barely losing momentum by long-term standards either: over the last ten years the production of the electrical and electronics industry has risen by 7.7 percent per annum, while sales are up by 4.3 percent.

Only in 2008 and probably in 2009 will growth in the sector significantly weaken, parallel to more moderate expansion throughout the economy as a whole. "Even if the annual growth rates do not fall under the 2 percent mark this would still signify a major dent in domestic demand for the electrical and electronics industry, since the sector benefits less from the expected increase in consumption expenditure than it suffers under the weaker growth of investments in the economy", explained sector analyst Günter Wolf. What is even more crucial for the sector that relies heavily on exports is that the pace of foreign demand is declining. The electrical and electronics industry generates almost 70 percent of its sales through exports. As things stand at present, a fall in production can be ruled out for at least the next two years. Nonetheless, growth rates will slide significantly below the 5 percent mark.

Electrical and electronic products from Austria are exported to the tune of EUR 11.8 billion, while corresponding imports total EUR 13 billion. "The foreign trade deficit with electrical and electronic products totals EUR 1.2 billion, and reflects the high competition and predatory pricing that prevails on the market", said BA-CA sector analyst Günter Wolf. "This is particularly difficult in markets where the products are very standardised and can only be manufactured at a profit in large quantities." The majority of computer and IT periphery equipment for the Austrian market is imported for example. Over and above this, in light of its relatively high manufacturing costs Austria is not really suited to being a production location for standard goods, the like of which are found in the entertainment electronics industry. In this segment, China has become the largest manufacturer worldwide.

The high trade deficit in the segment of consumer goods can be compensated for in part by surplus exports in other segments. The outstanding foreign trade results of some other sectors prove that the electrical and electronics industry in Austria is essentially competitive: particular success stories in exporting include electrical engineering, the manufacturers of electronic components and medical technology.

By European standards the Austrian electrical and electronics industry numbers among the front-runners in terms of growth. Over the last decade, production in the sector in Austria has risen by 111 percent, compared to 53 percent in the EU-25. "The optimal position of the sector on the international market reflects the high competitiveness of a key part of Austria's electrical and electronics industry, and is reinforced through the high added value in the sector", confirmed BA-CA economist Günter Wolf. With the sector generating added value of 36 percent, measured in terms of sales, it lies well above the EU-25 average of 30 percent, and is thus one of the leading European countries. This is fuelled in turn by the high level of research expenditure and ongoing innovations. Austria's electrical and electronics industry is not just one of the sectors most open to research in Europe but is also one of the most innovative. Competitiveness and sustainable growth are secured, at least in parts of the sector.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 Ext. 52819;
E-Mail: tiemon.kiesenhofer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

12.12.2007

Bleak prospects for Austrian stocks and Austrian football in 2008

- **Time to pick stocks carefully**
- **Difficult first six months**

Regardless of which index one looks at, the development of prices on the Vienna stock exchange is expected be on the lower end of the success scale in 2008. Investors have lost their desire to invest in mid caps and small caps, which represent the majority of listed shares in Austria. The outlook remains rather bleak in light of the continuing risks on the market. However, since there are still a few isolated promising stocks on the Vienna stock exchange, Alfred Reisenberger, director of UniCredit's Stock Analysis Austria, expects that domestic investors will pay more attention to the stock market than to football in 2008.

Volatility has increased dramatically since November, which can be seen as a clear sign of investor anxiety. And for the first time since the fourth quarter of 2002, the ATX is expected to perform negatively in two consecutive quarters. After a weak third quarter, the fourth quarter promises little hope for improvement. Banks and cyclicals have been hit the hardest as there has been much less demand for these stocks due to the crisis on the financial markets and the significant increase in oil prices.

The coming year will also be characterised by rising inflation, falling earnings growth and a U.S. dollar that will put pressure on the European economy. Patience will be in high demand, especially in the first six months of the year, when the market will alternate between periods of extreme volatility and quieter recovery phases.

Real estate stocks are being seen in a new light
Investors have clearly changed their approach to Austrian real estate stocks in recent months. They have become more cautious and have started relying exclusively on the net asset value excluding revaluation surpluses for development projects as a value indicator. Meanwhile, real estate stocks have recovered from their record low prices, which Reisenberger sees as a sign that the worst of it is over.

Recommendations
UniCredit's analysts recommend that investors act very cautiously and concentrate on individual stocks. While cyclical stocks have been shaken quite badly in recent months, the price development of defensive stocks has been very positive. As a result, UniCredit analysts have made their top recommendation the defensive stocks Post and Flughafen Wien, which are quite impressive due to their high dividend returns. Thanks to the climbing oil prices, SBO and OMV have also made the list of stocks to buy.

Enquiries: Veronika Fischer-Rief
UniCredit Markets & Investment Banking, Public Relations
Tel. +43 50505-82833,
veronika.fischer-rief@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

29.11.2007

BA-CA Purchasing Managers' Index in November: Austria's industry posts strong growth

- **BA-CA PMI surges in November**
- **Order intake from Austria and abroad up**
- **Highest job growth since the 1970s**
- **Robust expansion to continue up to year-end, headwind in 2008**

The BA-CA Purchasing Managers' Index (PMI) rose from 52.8 to 55.0 in November. Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA), reported: "Austria's industry was able to break from the pack in November and posted good growth in spite of the poor global conditions overall." The PMI reached 55.0, coming close to its September level. "This hefty jump in our Purchasing Managers' Index shows that Austria's industry is rebounding nicely from the slight autumn dip and will close the year with growth of between four and five per cent," said BA-CA economist Stefan Bruckbauer.

This recovery in the BA-CA PMI was driven above all by improved order intake from customers in Austria and abroad. After reporting declining foreign orders in October, industrial enterprises saw new orders from customers outside of Austria jump in November. The corresponding index component rose from 48.2 to 52.6. Order intake from customers in Austria surged as well, and pushed the index component for order intake from 50.1 to 53.5.

"The inflow of new orders for Austria's industry has not been adversely impacted by the strength of the euro and the economic downturn in the USA, at least for now," said Marianne Kager. Production is being ramped up accordingly, reported the respondent purchasing managers. This index component advanced from 52.1 to 55.7 – one of the strongest gains ever posted in the history of the BA-CA PMI. At 55.7, the production index is also well above the all-time average. In spite of the hefty increase in production growth in November, not all orders could be processed and the index component for orders on hand increased considerably from 50.3 to 53.5.

The continued good order intake and output situation in Austria's industry led to a considerable increase in the number of jobs in November. This index component improved from 54.8 to 56.8. "Employment in Austria's industry is growing faster than it has since the 1970s," said Stefan Bruckbauer. A surge from 50.8 to 54.6 in the purchasing volume component also shows that the country's industrial enterprises are very optimistic.

In spite of healthy demand and the rising oil prices, the price pressure for other raw materials has decreased somewhat; the corresponding index component fell slightly from 58.1 to 57.2. While Austria's industry is succeeding in bucking the general order intake trend, the same cannot be said for sales prices. The index fell again from 51.6 to 51.1, the lowest level posted in two years. The sagging global economy was also reflected in the index component for delivery times, which went up from 42.2 to 44.5 – the lowest increase in delivery times posted in two years.

All in all, BA-CA's economists expect that Austria's industry will end the year in top form. "The rising level of orders on hand and the growing employment and purchasing volumes are all indicators that Austria's industrial enterprises are optimistic, and we expect them to remain so at least until the end of the year," summarised Marianne Kager.

"Even Austria's very competitive industry will not be able to entirely resist the effects of the weaker US economy, the strong euro and the low rate of growth in the eurozone," said Stefan Bruckbauer. BA-CA's economists expect strong headwind for Austria's industry in 2008, but see no danger of a recession, especially after the excellent showing in November.

Charts

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria, which is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, tel. +43 (0)50505 ext. 41951
E-mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

29.11.2007

BA-CA Purchasing Managers' Index in November: Austria's industry posts strong growth

....

- **BA-CA PMI surges in November**
- **Order intake from Austria and abroad up**
- **Highest job growth since the 1970s**
- **Robust expansion to continue up to year-end, headwind in 2008**

The BA-CA Purchasing Managers' Index (PMI) rose from 52.8 to 55.0 in November. Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA), reported: "Austria's industry was able to break from the pack in November and posted good growth in spite of the poor global conditions overall." The PMI reached 55.0, coming close to its September level. "This hefty jump in our Purchasing Managers' Index shows that Austria's industry is rebounding nicely from the slight autumn dip and will close the year with growth of between four and five per cent," said BA-CA economist Stefan Bruckbauer.

This recovery in the BA-CA PMI was driven above all by improved order intake from customers in Austria and abroad. After reporting declining foreign orders in October, industrial enterprises saw new orders from customers outside of Austria jump in November. The corresponding index component rose from 48.2 to 52.6. Order intake from customers in Austria surged as well, and pushed the index component for order intake from 50.1 to 53.5.

"The inflow of new orders for Austria's industry has not been adversely impacted by the strength of the euro and the economic downturn in the USA, at least for now," said Marianne Kager. Production is being ramped up accordingly, reported the respondent purchasing managers. This index component advanced from 52.1 to 55.7 - one of the strongest gains ever posted in the history of the BA-CA PMI. At 55.7, the production index is also well above the all-time average. In spite of the hefty increase in production growth in November, not all orders could be processed and the index component for orders on hand increased considerably from 50.3 to 53.5.

The continued good order intake and output situation in Austria's industry led to a considerable increase in the number of jobs in November. This index component improved from 54.8 to 56.8. "Employment in Austria's industry is growing faster than it has since the 1970s," said Stefan Bruckbauer. A surge from 50.8 to 54.6 in the purchasing volume component also shows that the country's industrial enterprises are very optimistic.

In spite of healthy demand and the rising oil prices, the price pressure for other raw materials has decreased somewhat; the corresponding index component fell slightly from 58.1 to 57.2. While Austria's industry is succeeding in bucking the general order intake trend, the same cannot be said for sales prices. The index fell again from 51.6 to 51.1, the lowest level posted in two years. The sagging global economy was also reflected in the index component for delivery times, which went up from 42.2 to 44.5 - the lowest increase in delivery times posted in two years.

All in all, BA-CA's economists expect that Austria's industry will end the year in top form. "The rising level of orders on hand and the growing employment and purchasing volumes are all indicators that Austria's industrial enterprises are optimistic, and we expect them to remain so at least until the end of the year," summarised Marianne Kager.

"Even Austria's very competitive industry will not be able to entirely resist the effects of the weaker US economy, the strong euro and the low rate of growth in the eurozone," said Stefan Bruckbauer. BA-CA's economists expect strong headwind for Austria's industry in 2008, but see no danger of a recession, especially after the excellent showing in November.

Charts

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria, which is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, tel. +43 (0)50505 ext. 41951
E-mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

30.10.2007

BA-CA Purchasing Managers' Index in October: Austria's industry unable to avoid the global slowdown

- **Overall orders position stagnant because of falling foreign orders**
- **Growth in production ebbs markedly**
- **Employment remains buoyant for the moment**

The BA-CA Purchasing Managers' Index (BA-CA PMI) fell from 55.4 to 52.8 in October, which is the lowest level for two years. Marianne Kager, Chief Economist at Bank Austria Creditanstalt (BA-CA): "Having trended upwards in August and again in September, the BA-CA PMI has now fallen sharply in October. Industrial growth is now weakening perceptibly." The main trigger for the fall in the BA-CA PMI was the decline in incoming orders. "Incoming orders stagnated for the first time in over two years and foreign orders even fell", says BA-CA economist Stefan Bruckbauer.

In October, the index for incoming orders fell from 53.8 to 50.1. The decisive factor behind this development was the reduction in incoming orders from abroad, which fell to the lowest figure, at 48.2 index points, for two and a half years.

In line with the slowdown in demand, the industrial companies surveyed also reported slower growth in production; the index fell from 55.9 to 52.1. "The downturn in industrial growth in October was the sharpest since the recession in 2001," summarised BA-CA Chief Economist Marianne Kager. Despite weaker growth in output, there was a further slight rise in stocks of finished products because of stagnant demand; the relevant index rose from 51.9 to 52.0. The figure for orders on hand declined to 50.3, which is close to the stagnation level of 50.

"Despite the stagnation in incoming orders, growth in employment in industrial companies remained high in October", stated BA-CA economist Stefan Bruckbauer. The figure in question only fell marginally from 54.9 to 54.8. This indicates that entrepreneurs are still optimistic for the time being.

Inflation provides a further indicator of the slowdown in industry. Purchasing price inflation fell sharply in October from 62.3 to 58.1. The slowdown in the upward trend in input prices and slackening demand also depressed the increase in sales prices markedly, the figure fell from 54.0 to 51.6. The picture of a slowdown in industry is completed by slower growth rates in quantities purchased.

As a result, in the opinion of the economists at BA-CA, it is clear that Austrian industrial companies will not be able to avoid the global slowdown despite a slight revival in August and September and, consequently, they see their expectations that the economy will cool in 2008 confirmed. Despite the waning momentum at the year end, 2007 as a whole is likely to be another very strong year for Austria's industrial companies.

Note: PMI figures above the 50.0 mark indicate growth compared to the previous month; readings below the 50.0 mark indicate contraction. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria, which is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

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Enquiries: Bank Austria Creditanstalt Group Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 ext. 41951
E-Mail: economic.research@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

15.10.2007

BA-CA Business Indicator: Economic mood begins to turn

- **Domestic sentiment is now clearly deteriorating**
- **Mood abroad continues to decline**
- **Growth in the second six months, however, remains above the long-term trend**

Bank Austria Creditanstalt's (BA-CA) business indicator fell in September from 4.8 to 4.3. This equals the biggest drop in 2.5 years. "Foreign demand, which has been slowing down for some time, is now beginning to dampen domestic economic sentiment too", says Marianne Kager, chief economist at BA-CA.

For the first time, consumer sentiment in Austria also experienced a downturn. "The crisis in the financial markets and the increase in inflation depressed the mood of consumers, although they do remain optimistic about a further fall in unemployment", according to BA-CA economist Stefan Bruckbauer.

The global economic slowdown ought now to be reflected in domestic industrial sentiment . With foreign orders down over the summer, the order situation at home is now deteriorating. "Industrial sentiment in our most important sales markets is at its lowest for a year", stresses Marianne Kager.

Slowdown in economic momentum during the second half of the year
According to BA-CA's economists, the trend in the business indicator confirms their expectation of an economic slowdown in the third and fourth quarters of 2007. "Austria's economy looks to have peaked during the first half of the year, although growth in the second six months too remains clearly above what has been the average for many years", says Bruckbauer qualifying the anticipated economic slowdown.

BA-CA economists only expect growth rates to fall to what has been the long-term average of just over 2 percent in 2008. In this respect, consumption should nevertheless be a mainstay. "Despite the fall in consumer sentiment, this is still clearly above the long-term trend. We therefore expect a recovery in consumption in Austria in future", states Bruckbauer.

However, for the economy as a whole, economists are assuming that there will be a slowdown next year, and accordingly expect overall Austrian economic growth of 2.3 percent in 2008 following 3.3 percent in 2007. They anticipate that there will be a "soft-landing" in the USA, the economy in the eurozone will slow to around 2 percent of growth and the euro will not appreciate further against the dollar. If the USA cools off more significantly, the eurozone grows noticeably less than 2 percent and the euro rises to over 1.50, growth of well under 2 percent should be expected for Austria. If this were the case, though - and at the moment it is not expected to be - Austria would still not be threatened by recession, even if the risks to the economy have again increased in the last month.

charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 - 41951
E-mail: stefan.bruckbauer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

Press Release

19.10.2007

Bank Austria Creditanstalt Asset Allocation for Q4 2007
Summer storms on the stock exchanges

....

- **Equities weighted neutrally - yet "bias" on Buy**
- **Uncertainty due to private consumption and oil price not yet cleared up**
- **Foreign currencies and emerging market bourses underweighted**

The final quarter of this year is set to be dominated by the question of how much the **financial crisis** in the summer will leave its mark on other areas of the economy, if it has not done so already. There are definitely signs of a minor cool-down in economic activity (real estate market in the USA still weak, labour market data also slightly disappointing), but the interest rate cut of the US Federal Reserve in September fuelled the hopes of market players that the intervention of the Fed would calm things down. In this respect the forthcoming **Christmas season** is obviously a key factor, as it enables particularly informative conclusions to be drawn on private consumption.

Another crucial topic in the current environment is the **price of oil**, which even without major hurricanes has reached new record highs. On the one hand the upwards pressure on raw material prices is being fuelled by the weak dollar, while on the other hand some geopolitical difficulties have recently surfaced again (Turkey / Iraq). Consequently the international central banks, above all the **ECB**, find themselves in a dilemma. The escalating oil price (and other raw material prices) is driving inflation, but nobody wants to stall the recovery on the markets in any way by bumping interest up prematurely. Sooner or later though, the anti-inflation tendencies of the ECB will prevail, and the tightening cycle will be continued.

The role of the **US dollar** is also likely to play its part in the interest considerations of the ECB, since its weakness necessitates a certain tightening of European monetary policy. Yet the fact that the ECB is at best keeping quiet while the Fed has already made one cut does not suggest that a turnaround in currency trends is just around the corner.

Although the summer crisis did not favour the **earnings positions of businesses**, it now appears that the majority are convinced their results for the 3rd quarter will set them straight again. Moreover there were some very positive surprises, notably in the area of technology.

All told, we are not yet really convinced that the stock exchanges have navigated their way out of the choppy waters completely. In the course of the summer we scaled our **equities weighting back to "neutral"**, and we stick by it now. Nonetheless, if in doubt we would rather buy than reduce further, and consequently our current **bias** is **"overweight"**.

Looking at the portfolio as a whole we still favour the euro area, particularly for bonds, which for the time being also means that we do not anticipate any immediate change in trend for the dollar. In terms of equities the emerging market exchanges are underweighted, while for bonds our shares in US dollars and the yen are under the benchmark too. Both components (**emerging market bourses and foreign currencies** in the bond segment **underweighted**) also underline our approach that still exhibits cautious optimism.

Our **recommendations** for the 4th quarter include defensive stocks such as the utility **Eon** and the household goods manufacturer **Procter & Gamble**. The booming price of oil should provide some tailwind for **SBM Offshore**. More cyclical stocks include the human resource solutions firm **Adecco** from Switzerland as well as the retailer **PPR** (fresh from its takeover by Puma). Finally, technology is represented by **Microsoft**.

Enquiries: Bank Austria Creditanstalt Asset Management
Monika Rosen, Head of Research, Tel. (01) 33 147 Ext. 5403
E-Mail: monika.rosen@amg.co.at

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

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15.10.2007

BA-CA Business Indicator: Economic mood begins to turn

- **Domestic sentiment is now clearly deteriorating**
- **Mood abroad continues to decline**
- **Growth in the second six months, however, remains above the long-term trend**

Bank Austria Creditanstalt's (BA-CA) business indicator fell in September from 4.8 to 4.3. This equals the biggest drop in 2.5 years. "Foreign demand, which has been slowing down for some time, is now beginning to dampen domestic economic sentiment too", says Marianne Kager, chief economist at BA-CA.

For the first time, consumer sentiment in Austria also experienced a downturn. "The crisis in the financial markets and the increase in inflation depressed the mood of consumers, although they do remain optimistic about a further fall in unemployment", according to BA-CA economist Stefan Bruckbauer.

The global economic slowdown ought now to be reflected in domestic industrial sentiment . With foreign orders down over the summer, the order situation at home is now deteriorating. "Industrial sentiment in our most important sales markets is at its lowest for a year", stresses Marianne Kager.

Slowdown in economic momentum during the second half of the year
According to BA-CA's economists, the trend in the business indicator confirms their expectation of an economic slowdown in the third and fourth quarters of 2007. "Austria's economy looks to have peaked during the first half of the year, although growth in the second six months too remains clearly above what has been the average for many years", says Bruckbauer qualifying the anticipated economic slowdown.

BA-CA economists only expect growth rates to fall to what has been the long-term average of just over 2 percent in 2008. In this respect, consumption should nevertheless be a mainstay. "Despite the fall in consumer sentiment, this is still clearly above the long-term trend. We therefore expect a recovery in consumption in Austria in future", states Bruckbauer.

However, for the economy as a whole, economists are assuming that there will be a slowdown next year, and accordingly expect overall Austrian economic growth of 2.3 percent in 2008 following 3.3 percent in 2007. They anticipate that there will be a "soft-landing" in the USA, the economy in the eurozone will slow to around 2 percent of growth and the euro will not appreciate further against the dollar. If the USA cools off more significantly, the eurozone grows noticeably less than 2 percent and the euro rises to over 1.50, growth of well under 2 percent should be expected for Austria. If this were the case, though - and at the moment it is not expected to be - Austria would still not be threatened by recession, even if the risks to the economy have again increased in the last month.

charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0) 50505 - 41951
E-mail: stefan.bruckbauer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2008

END